QuickLinks -- Click here to rapidly navigate through this document

As filed with the Securities and Exchange Commission on October 5, 2005

Registration No. 333-126718

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

AMENDMENT NO. 2
TO

FORM S-4
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

Affymetrix, Inc.
(Exact name of Registrant as specified in its charter)

Delaware (State or other jurisdiction of incorporation or organization)	3826 (Primary Standard Industrial Classification Code Number)	77-0319159 (I.R.S. Employer Identification No.)

3380 Central Expressway
Santa Clara, California 95051
(408) 731-5000
(Address, Including Zip Code, and Telephone Number including Area Code, of Registrant's Principal Executive Offices)

Barbara A. Caulfield, Esq.
Executive Vice President, General Counsel and Secretary
3380 Central Expressway
Santa Clara, California 95051
(408) 731-5000
(Name, Address, Including Zip Code, and Telephone Number, Including Area Code, of Agent for Service)

copies to:

Martin A. Wellington, Esq. Davis Polk & Wardwell 1600 El Camino Real Menlo Park, California 94025 (650) 752-2000	Michael S. Ringler, Esq. Wilson Sonsini Goodrich & Rosati Professional Corporation One Market, Spear Tower, Suite 3300 San Francisco, California 94105 (415) 947-2000

        Approximate date of commencement of proposed sale to the public:    As soon as practicable after the effective date of this registration statement and the effective time of the merger of a wholly-owned subsidiary of Registrant with and into ParAllele as described in the Agreement and Plan of Merger and Reorganization dated as of May 31, 2005.

        If the securities being registered on this form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box. ☐

        If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

        If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

        The Registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

Prospectus of	Proxy Statement of

2,889,954 Shares

Affymetrix, Inc.

Common Stock

MERGER PROPOSED—YOUR VOTE IS VERY IMPORTANT

        The boards of directors of Affymetrix, Inc. and ParAllele BioScience, Inc. have approved a merger under which Affymetrix will acquire ParAllele.

        Pursuant to a merger agreement entered into on May 31, 2005, ParAllele will merge with a newly formed subsidiary of Affymetrix and become a wholly-owned subsidiary of Affymetrix. ParAllele shareholders will be entitled to receive shares of Affymetrix common stock and/or cash in exchange for their shares of ParAllele common stock. If the proposed merger is completed, Affymetrix is expected to issue up to 2,889,954 shares of its common stock to the shareholders of ParAllele. The number of shares of Affymetrix common stock issuable to the shareholders of ParAllele is subject to a number of adjustments and will be determined at the closing based on conversion ratios set forth in the merger agreement and described in this proxy statement/prospectus. Also, depending upon Affymetrix' stock price during the 30 days prior to the closing and upon certain elections by ParAllele, the merger consideration may be payable in Affymetrix common stock, cash or a combination of the two. As a result, ParAllele shareholders will not know at the time of the ParAllele special meeting the exact consideration a ParAllele shareholder will receive in the merger. A portion of the merger consideration that ParAllele shareholders would otherwise be entitled to receive will be deposited into an escrow fund to compensate Affymetrix if Affymetrix is entitled to indemnification under the merger agreement or if there is a dispute regarding ParAllele's working capital that is resolved in Affymetrix' favor. Affymetrix shareholders will continue to own their existing shares of Affymetrix stock after the merger.

        ParAllele is asking all of its shareholders to approve and adopt the merger agreement, the merger and the related transactions. By virtue of the voting agreements executed by ParAllele's directors, officers and their respective affiliates, approval by the ParAllele shareholders is assured. The obligations of Affymetrix and ParAllele to complete the merger are also subject to the satisfaction or waiver of other customary conditions to the merger.

        The special meeting of ParAllele shareholders will be held at ParAllele's principal executive offices located at 7300 Shoreline Court, South San Francisco, California 94080, on October 20, 2005 at 9:00 A.M. local time.

        Affymetrix common stock is listed for trading on the Nasdaq National Market under the trading symbol "AFFX". On October 4, 2005, the closing price of Affymetrix common stock was $47.61.

        FOR MORE INFORMATION REGARDING THE MERGER AND THE MERGER AGREEMENT, SEE THE SECTION OF THIS PROXY STATEMENT/PROSPECTUS ENTITLED "THE MERGER AND RELATED TRANSACTIONS" BEGINNING ON PAGE 35. WE ENCOURAGE YOU TO REVIEW THIS DOCUMENT CAREFULLY, INCLUDING THE MATTERS REFERRED TO IN THE SECTION OF THIS PROXY STATEMENT/PROSPECTUS ENTITLED "RISK FACTORS" BEGINNING ON PAGE 20.

/s/ STEPHEN P.A. FODOR, PH.D. Stephen P.A. Fodor, Ph.D. Founder, Chairman and Chief Executive Officer Affymetrix, Inc.	/s/ THOMAS D. WILLIS, PH.D. Thomas D. Willis, Ph.D. Chief Executive Officer ParAllele BioScience, Inc.

        Neither the Securities and Exchange Commission nor any state securities commission has approved the Affymetrix common stock to be issued under this proxy statement/prospectus or determined if it is accurate or adequate. Any representation to the contrary is a criminal offense.

Proxy statement/prospectus dated October 10, 2005, and first mailed to shareholders on October 10, 2005

PARALLELE BIOSCIENCE, INC.
7300 Shoreline Court
South San Francisco, California 94080

NOTICE OF SPECIAL MEETING OF SHAREHOLDERS
TO BE HELD ON OCTOBER 20, 2005

To the Shareholders of ParAllele BioScience, Inc.:

        We will hold a special meeting of shareholders of ParAllele at ParAllele's principal executive offices located at 7300 Shoreline Court, South San Francisco, California 94080, on October 20, 2005 at 9:00 A.M. local time, to consider and vote upon a proposal, referred to as the Merger Proposal, to approve and adopt the Agreement and Plan of Merger and Reorganization, dated as of May 31, 2005, by and among Affymetrix, Inc. ("Affymetrix"), Pinecone Acquisition, Inc., a wholly owned subsidiary of Affymetrix, and ParAllele BioScience, Inc., the merger and the related transactions, pursuant to which ParAllele will merge with Pinecone Acquisition, Inc. and become a wholly-owned subsidiary of Affymetrix. If the proposed merger is completed, ParAllele shareholders will be entitled to receive an aggregate of up to approximately $120.7 million in merger consideration, consisting of Affymetrix common stock and/or cash, as more fully described in the attached proxy statement/prospectus.

        ParAllele shareholders will also be asked to vote upon such other business as may properly come before the special meeting, or any adjournment or postponement of the special meeting.

        The ParAllele board of directors has unanimously approved the merger agreement, the merger and the related transactions and recommends that you vote "FOR" the Merger Proposal as described in this proxy statement/prospectus. In considering these recommendations, however, you should be aware that certain members of the ParAllele board of directors have interests in the Merger Proposal that are different from the interests of the ParAllele shareholders generally, as described more fully in the section of this proxy statement/prospectus entitled "The Merger and Related Transactions—Interests of Certain Persons in the Merger" beginning on page 43.

        Only ParAllele shareholders of record at the close of business on September 15, 2005, the record date for the special meeting, are entitled to notice of, and to vote at, the special meeting and any adjournments or postponements of the special meeting. ParAllele's directors and executive officers and certain ParAllele shareholders have already agreed to vote in favor of the merger agreement, the merger and the related transactions. For more detailed information please see the section of this proxy statement/prospectus entitled "The Merger and Related Transactions—Other Agreements" beginning on page 80. A complete list of ParAllele shareholders entitled to vote at the ParAllele special meeting will be available for inspection at the executive offices of ParAllele during regular business hours for a period of no less than ten days before the special meeting.

        Your vote is very important.    Whether or not you plan to attend the special meeting, please complete, date and sign the enclosed proxy card as soon as possible and return it in the postage-prepaid envelope provided. Submitting a proxy by mailing the enclosed proxy card will ensure your shares are represented at the special meeting, but will not prevent you from attending and voting in person at the special meeting. However, if you do not submit a proxy now, or if you do not vote in person at the special meeting, the effect will be the same as a vote against the Merger Proposal. For more detailed instructions on how to vote your shares, please refer to the section of this proxy statement/prospectus entitled "The ParAllele Special Meeting of Shareholders" beginning on page 33.

By Order of the Board of Directors,
THOMAS D. WILLIS, PH.D. Chief Executive Officer and Director ParAllele BioScience, Inc.

i

LIST OF ANNEXES

  Annex A     Agreement and Plan of Merger and Reorganization
  Annex B     Form of Voting and Lockup Agreement
  Annex C     California Dissenters' Rights Statute
  Annex D     Loan Agreement
  Annex E     Amendment No. 1 to Agreement and Plan of Merger and Reorganization

  Annex F      Amendment No. 2 to Agreement and Plan of Merger and Reorganization

        Affymetrix will provide you with copies of this information, without charge, upon written or telephone request to:

  Affymetrix, Inc.
  3380 Central Expressway
  Santa Clara, CA 95051
  Attention: Investor Relations
  Tel: (408) 731-5000

        When used in this proxy statement/prospectus, the words "we," "us," and "our" are references to Affymetrix.

ii

QUESTIONS AND ANSWERS ABOUT THE MERGER

Q:
Why am I receiving this proxy statement/prospectus?

A:
On May 31, 2005, Affymetrix, Inc. and ParAllele BioScience, Inc. entered into a merger agreement under which ParAllele will merge with a newly formed subsidiary of Affymetrix and thereby become a wholly owned subsidiary of Affymetrix. The merger is subject to the approval of ParAllele's shareholders at a special meeting of shareholders to be held on Thursday, October 20, 2005 and other customary closing conditions. The information in this proxy statement/prospectus is being provided to you to assist you in determining whether to approve the merger, in which your ParAllele shares will be converted into shares of Affymetrix common stock and/or cash. You should carefully read and consider the information included in this proxy statement/prospectus before making a decision.

Q:
Why are Affymetrix and ParAllele proposing the merger?

A:
Affymetrix and ParAllele both believe the merger will provide substantial strategic and financial benefits to the shareholders of both companies because the combination of Affymetrix' well-established DNA microarray business and market presence with ParAllele's innovative genetic assays will strengthen Affymetrix' research and development capabilities, accelerate the development and commercialization of new products and create greater opportunities for market penetration and revenue generation.

Q:
When and where is the ParAllele special meeting of shareholders?

A:
ParAllele's special meeting of shareholders will be held on Thursday, October 20, 2005, at 9:00 A.M. local time.

Q:
What will ParAllele shareholders be entitled to receive pursuant to the merger?

A:
Upon the completion of the merger, ParAllele shareholders will be entitled to receive an aggregate of up to approximately $120.7 million in merger consideration. The merger consideration payable to ParAllele shareholders is subject to a number of adjustments that may reduce it, including a working capital adjustment and an adjustment for expenses incurred by ParAllele in connection with the merger as a result of certain employee severance and loan prepayment costs.

  The working capital adjustment will reduce the merger consideration by the amount, if any, by which target working capital exceeds ParAllele's actual working capital as of the closing date. In the event that target working capital is less than ParAllele's actual working capital at closing, no increase will be made to the merger consideration to be received by ParAllele shareholders on account of such excess. Target working capital is ParAllele's working capital on March 31, 2005, less the sum of (i) $2,600,000 plus $1,633,333 per month during the period between the signing of the merger agreement and the closing, (ii) a payment of up to $1,350,000 in connection with an amendment to one of ParAllele's intellectual property licenses, (iii) up to $1,500,000 in expenses that ParAllele may incur in connection with the merger and the related transactions, and (iv) a payment of up to $50,000 in connection with the purchase of a six-year prepaid "tail" extension of its directors' and officers' liability insurance.

  Although the exact amounts of the working capital and expenses adjustments will not be known until the closing, as of the date of this proxy statement/prospectus, Affymetrix and ParAllele expect there to be no working capital adjustment and for the expenses adjustment to equal approximately $1.5 million, as a result of which the merger consideration payable to ParAllele shareholders is expected to be approximately $120.7 million in the aggregate. Based on an assumed $44.27 price of Affymetrix' common stock (which was the closing price of Affymetrix' common stock on September 28, 2005, the most recent practicable date prior to the printing of this proxy statement/

  prospectus) and the number of ParAllele shares outstanding as of September 15, 2005, this would in turn result in merger consideration valued at $5.05 per ParAllele share.

  Notwithstanding Affymetrix' and ParAllele's current expectations with respect to the magnitude of the adjustments described above, there is no cap or limit on their amount of these adjustments, and therefore no minimum amount of merger consideration payable to ParAllele's shareholders. The following table indicates the value of the merger consideration that ParAllele shareholders would receive within the range of potential adjustments to the aggregate merger consideration that Affymetrix and ParAllele reasonably expect could occur:

Total adjustments	Aggregate merger consideration	Per-share value of merger consideration
$1.5 million	$120.7 million	$5.05
$2.0 million	$120.2 million	$5.03
$3.0 million	$119.2 million	$4.98
$4.0 million	$118.2 million	$4.94
$5.0 million	$117.2 million	$4.89
$6.0 million	$116.2 million	$4.85
$7.0 million	$115.2 million	$4.81
$8.0 million	$114.2 million	$4.76

  The per-share calculations in the table above are based upon the assumed $44.27 price of Affymetrix' common stock and the number of ParAllele shares outstanding as of September 15, 2005. Changes in those figures could change the per-share value of the merger consideration receivable by ParAllele shareholders. However, Affymetrix' stock price will not affect the amount of aggregate merger consideration receivable by ParAllele shareholders.

  Depending on Affymetrix' average stock price during the 30 days prior to the closing, which we refer to as the average pre-closing parent stock price, and on certain elections by ParAllele, the merger consideration may be payable in Affymetrix common stock, cash or a combination of the two. The following table indicates the form of the merger consideration that ParAllele shareholders will receive:

Average pre-closing parent stock price	Form of merger consideration
Greater than $64.4163	Cash, if ParAllele elects, or Affymetrix common stock if it does not so elect
Less than or equal to $64.4163 but greater than or equal to $49.5510	Affymetrix common stock
Less than $49.5510 but greater than or equal to $34.6857	A combination of Affymetrix common stock and cash
Less than $34.6857	Cash

  As a result of the merger agreement's mechanism for determining the amount and form of the merger consideration, the exact consideration that a ParAllele shareholder will receive upon the closing of the merger will not be known at the time of the special meeting and will depend upon a number of factors, including in particular the magnitude of the adjustments, if any, described above.

  All ParAllele shareholders will have a portion of the merger consideration that they would otherwise be entitled to receive deposited in an escrow account that will be used to compensate

  Affymetrix if Affymetrix is entitled to indemnification under the merger agreement or if there is a dispute regarding ParAllele's working capital that is resolved in Affymetrix' favor.

Q:
How do ParAllele's directors and officers plan to vote on the proposal?

A:
ParAllele's board of directors has unanimously approved the merger agreement, the merger and the related transactions, and recommends that ParAllele's shareholders approve the merger agreement, the merger and the related transactions. You should also be aware that ParAllele's directors, executive officers and shareholders affiliated with some of ParAllele's directors have already agreed to vote in favor of the merger, the merger agreement and the related transactions. As of September 15, 2005, such persons and entities collectively beneficially owned shares representing 68.4% of the outstanding shares of ParAllele's Series A preferred stock, Series B preferred stock and common stock, grouped together as a single class on an as-converted basis, 74.1% of the outstanding shares of ParAllele's preferred stock and 54.3% of the outstanding shares of ParAllele's common stock.

Q:
What votes of the ParAllele shareholders are required to approve the merger proposal?

A:
Approval and adoption of the merger agreement, the merger and the related transactions requires (i) the affirmative vote of at least 50% of the outstanding shares of ParAllele's Series A preferred stock, Series B preferred stock and common stock, voting together as a single class on an as-converted basis, (ii) the affirmative vote of at least 50% of the outstanding shares of ParAllele's preferred stock and (iii) the affirmative vote of at least 50% of the outstanding shares of ParAllele's common stock. As a result of the voting agreements executed by ParAllele's directors, executive officers and their respective affiliates, approval by the ParAllele shareholders of the merger proposal is assured.

Q:
What is the escrow account and how does it work?

A:
Upon completion of the merger, Affymetrix will withhold from the consideration to be distributed to the ParAllele shareholders in connection with the merger and deposit into an escrow account an amount equal to 9.36% of the merger consideration. The amount of the escrow was determined through negotiations between Affymetrix and ParAllele and reflects a compromise between the parties. Based on Affymetrix' and ParAllele's current expectations with respect to the magnitude of the adjustments to the merger consideration, the value of the merger consideration to be placed into escrow will be approximately $11.3 million. This escrowed amount will be available to compensate Affymetrix if it is entitled to indemnification under the merger agreement. Any portion of this escrowed amount that, twelve months following the completion of the merger, has not been used to indemnify Affymetrix and that is not the subject of an unresolved claim for indemnification by Affymetrix will be distributed to the ParAllele shareholders. In addition, Affymetrix may place up to $5.0 million of the merger consideration into escrow at closing if there is any dispute with respect to ParAllele's working capital that would affect the purchase price. If any such amount is escrowed, any balance due to ParAllele shareholders will be distributed promptly upon resolution of such dispute.

Q:
Who is the shareholders' representative?

A:
ParAllele has appointed Dr. Jonathan MacQuitty, a director of ParAllele, as the representative of the ParAllele shareholders. As such, Dr. MacQuitty will represent your interests after the merger and will be entitled to make certain decisions regarding the escrow fund. By approving the merger agreement, the merger and the related transactions you are consenting to the appointment of Dr. MacQuitty as your representative.

  In his capacity as shareholders' representative, Dr. MacQuitty will be the attorney-in-fact and agent on behalf of ParAllele shareholders with respect to claims for indemnification by Affymetrix after the closing of the merger. Specifically, Dr. MacQuitty will have the authority to take any actions and make decisions on behalf of ParAllele shareholders under the escrow agreement and the merger agreement, including the exercise of the power to (i) agree to, negotiate, enter into settlements and compromises of, commence any suit, action or proceeding, and comply with orders of courts with respect to, claims by Affymetrix against the escrow fund, (ii) litigate, resolve, settle or compromise any dispute that may arise pursuant to the escrow agreement, and (iii) take all actions necessary for the accomplishment of the foregoing. Dr. MacQuitty will also have sole authority and power to act on behalf of each former ParAllele shareholder with respect to any amendments to the escrow agreement, except that any amendment which would adversely affect the rights or obligations of any shareholder under the escrow agreement, other than a change affecting all shareholders similarly, will require the prior written consent of such adversely affected shareholder.

Q:
Will my rights as an Affymetrix stockholder be different from my rights as a ParAllele shareholder?

A:
Yes. Unless the merger consideration consists exclusively of cash, upon completion of the merger you will become an Affymetrix stockholder. There are important differences between the rights of shareholders of ParAllele and stockholders of Affymetrix. Please carefully review the description of these differences in the section of this proxy statement/prospectus entitled "Comparison of Shareholder Rights" beginning on page 179.

Q:
What will happen to ParAllele stock options in the merger?

A:
All outstanding ParAllele employee stock options, whether or not exercisable, will be assumed by Affymetrix and will generally be subject to the same terms and conditions governing outstanding ParAllele options immediately prior to the completion of the merger, except that the number of Affymetrix common shares into which each outstanding ParAllele option will be exercisable and the exercise price will be appropriately adjusted to reflect the ratio of Affymetrix common shares into which ParAllele common shares are converted pursuant to the merger agreement.

  At the effective time of the merger, which we refer to as the effective time, each ParAllele stock option held by a non-employee of ParAllele will become fully vested and, to the extent not exercised, terminated in accordance with its terms.

Q:
May ParAllele employees exercise vested stock options between now and the completion of the merger?

A:
Yes. Any shares of ParAllele common stock that a ParAllele employee receives upon exercise of vested stock options prior to completion of the merger will be converted into the right to receive the merger consideration described above, subject to the escrow provisions described above.

Q:
Will I receive fractional shares of Affymetrix common stock as a result of the merger?

A:
No. All fractional shares of Affymetrix common stock will be rounded down to the nearest whole share, and you will receive cash in lieu of any such fractional shares.

Q:
What will happen if I abstain from voting or fail to vote?

A:
An abstention or failure of a ParAllele shareholder to vote will have the same effect as voting against approval and adoption of the merger agreement, the merger and the related transactions.

Q:
What do I need to do now?

A:
Read this proxy statement/prospectus and the related materials carefully and then indicate on your proxy card how you want to vote on the merger proposal. Sign your proxy card and mail it in the enclosed return addressed envelope as soon as possible so that your shares of ParAllele stock may be represented at the special meeting. If you sign and send in your proxy card but do not indicate how you want to vote, your proxy card will be counted as a vote in favor of the merger proposal submitted at the special meeting. You may also attend the special meeting and vote your shares in person.

Q:
What do I do if I want to change my vote?

A:
Just send in a later-dated, signed proxy card to ParAllele's corporate secretary before the special meeting. You can also attend the special meeting in person and vote. You may also revoke your proxy by sending a notice of revocation to ParAllele's corporate secretary at the address under the section of this proxy statement/prospectus entitled "Summary—The Companies" beginning on page 6. You can find further details on how to revoke your proxy in the section of this proxy statement/prospectus entitled "The ParAllele Special Meeting of Shareholders—Voting of Proxies—Revoking Your Proxy" beginning on page 34.

Q:
Should I send in my ParAllele stock certificates now?

A:
No. If the merger is completed, we will send ParAllele shareholders written instructions for exchanging their stock certificates.

Q:
When do you expect to complete the merger?

A:
We are working to complete the merger as soon as possible. We hope to complete the merger shortly after ParAllele's special meeting, if we obtain the required approval of ParAllele shareholders at that meeting. In addition to the approval of ParAllele shareholders, we must also satisfy other customary closing conditions as described more fully in the section of this proxy statement/prospectus entitled "The Merger and Related Transactions—The Merger Agreement" beginning on page 62.

WHO CAN HELP ANSWER YOUR QUESTIONS

        If you have additional questions about the merger, you should contact:

  ParAllele BioScience, Inc.
  7300 Shoreline Court
  South San Francisco, California 94080
  Attention: Bob Smith
  Phone Number: (650) 228-7414

        If you would like additional copies of this document, you should contact:

  Affymetrix, Inc.
  3380 Central Expressway
  Santa Clara, California 95051
  Attention: Investor Relations
  Phone Number: (408) 731-5000

SUMMARY

        This summary contains selected information from this proxy statement/prospectus and may not contain all of the information that is important to you. To understand the merger fully and to obtain a more complete description of the legal terms thereof, you should carefully read this entire document, including the Annexes, and the documents to which we refer you. See the section of this proxy statement/prospectus entitled "Where You Can Find More Information" beginning on page 190.

The Companies

Affymetrix, Inc. (see page 93)
3380 Central Expressway
Santa Clara, California 95051
Telephone: (408) 731-5000

        Affymetrix is engaged in the development, manufacture, sale and service of systems for genetic analysis in the life sciences and clinical healthcare industries and is recognized as a market leader in creating breakthrough tools that advance understanding of the molecular basis of life. The markets for Affymetrix' products include all aspects of molecular biology research in the life sciences, including basic human disease research, genetic analysis, pharmaceutical drug discovery and development, pharmacogenomics, toxicogenomics and molecular diagnostics.

ParAllele BioScience, Inc. (see page 159)
7300 Shoreline Court
South San Francisco, California 94080
Telephone: (650) 228-7400

        ParAllele provides comprehensive genetic discovery solutions to research, pharmaceutical and diagnostic companies in the life science industry. ParAllele's products and services utilize a unique approach that leverages novel biochemical processes rather than complex instrumentation to discover and analyze minute variations in the human genome. ParAllele believes that the understanding of how subtle genetic variations contribute to disease risk, prognosis and drug response will lead to new and more effective drug treatment options and the ability of medical professionals to make predictive diagnoses and to better tailor therapies to individual patients. Headquartered in South San Francisco, California, ParAllele was founded by a team of leading researchers from the Stanford Genome Technology Center and Uppsala University.

ParAllele Special Meeting (see page 33)

        The ParAllele special meeting will occur on October 20, 2005. At the special meeting, all ParAllele shareholders will be asked to approve and adopt the merger agreement, the merger and the related transactions.

        ParAllele's board of directors unanimously recommends voting in favor of this proposal.

The Merger Proposal

Reasons for the Merger (see page 41)

        The boards of directors of Affymetrix and ParAllele have determined that the proposed merger is in the best interests of their respective stockholders for a variety of reasons, including the following:

  •
  the combination of Affymetrix' well-established DNA microarray business and market presence with ParAllele's innovative genetic assays technologies will provide the combined company with the ability to accelerate the development and commercialization of new products and create greater opportunities for market penetration and revenue generation;

  •
  the merger will combine Affymetrix' and ParAllele's experienced research and development teams and increase Affymetrix' core assay development capabilities; and

  •
  the successful track record of collaboration in research, development and distribution between the companies since 2003.

Achieving these benefits depends on integrating two companies that have previously operated independently and involves risks and uncertainties, including those described in the section of this proxy statement/prospectus entitled "Risk Factors—Risks Related to the Merger" beginning on page 20.

        To review the reasons for the merger in greater detail, see the section of this proxy statement/prospectus entitled "The Merger and Related Transactions—Reasons for the Merger" beginning on page 41.

Recommendation to ParAllele Shareholders Regarding the Merger

        ParAllele's board of directors has unanimously determined that the merger is fair to and in the best interests of ParAllele and you and unanimously recommends that you vote FOR the approval and adoption of the merger agreement, the merger and the related transactions.

The Merger

        We have attached the merger agreement as Annex A and the amendments to the merger agreement as Annex E and Annex F to this proxy statement/prospectus. We encourage you to read these agreements because they are the legal documents that govern the merger.

  What ParAllele Shareholders Will Receive (see page 63)

        Upon the completion of the merger, ParAllele shareholders will be entitled to receive an aggregate of up to approximately $120.7 million in merger consideration. The merger consideration payable to ParAllele shareholders is subject to a number of adjustments that may reduce it, including a working capital adjustment and an adjustment for expenses incurred by ParAllele in connection with the merger as a result of certain employee severance and loan prepayment costs.

        The working capital adjustment will reduce the merger consideration by the amount, if any, by which target working capital exceeds ParAllele's actual working capital as of the closing date. In the event that target working capital is less than ParAllele's actual working capital at closing, no increase will be made to the merger consideration to be received by ParAllele shareholders on account of such excess. Target working capital is ParAllele's working capital on March 31, 2005, less the sum of (i) $2,600,000 plus $1,633,333 per month during the period between the signing of the merger agreement and the closing, (ii) a payment of up to $1,350,000 in connection with an amendment to one of ParAllele's intellectual property licenses, (iii) up to $1,500,000 in expenses that ParAllele may incur in connection with the merger and the related transactions, and (iv) a payment of up to $50,000 in connection with the purchase of a six-year prepaid "tail" extension of its directors' and officers' liability insurance.

        Although the exact amounts of the working capital and expenses adjustments will not be known until the closing, as of the date of this proxy statement/prospectus, Affymetrix and ParAllele expect there to be no working capital adjustment and for the expenses adjustment to equal $1.5 million, as a result of which the merger consideration payable to ParAllele shareholders is expected to be approximately $120.7 million in the aggregate. Based on an assumed $44.27 price of Affymetrix' common stock (which was the closing price of Affymetrix' common stock on September 28, 2005, the most recent practicable date prior to the printing of this proxy statement/prospectus) and the number of ParAllele shares outstanding as of September 15, 2005, this would in turn result in merger consideration valued at $5.05 per ParAllele share.

        Notwithstanding Affymetrix' and ParAllele's current expectations with respect to the magnitude of the adjustments described above, there is no cap or limit on their amount of these adjustments, and therefore no minimum amount of merger consideration payable to ParAllele's shareholders. The following table indicates the potential additional value of the merger consideration that ParAllele shareholders would receive within the range of adjustments to the aggregate merger consideration that Affymetrix and ParAllele reasonably expect could occur:

Total adjustments	Aggregate merger consideration	Per-share value of merger consideration
$1.5 million	$120.7 million	$5.05
$2.0 million	$120.2 million	$5.03
$3.0 million	$119.2 million	$4.98
$4.0 million	$118.2 million	$4.94
$5.0 million	$117.2 million	$4.89
$6.0 million	$116.2 million	$4.85
$7.0 million	$115.2 million	$4.81
$8.0 million	$114.2 million	$4.76

        The per-share calculations in the table above are based upon the assumed $44.27 price of Affymetrix' common stock and the number of ParAllele shares outstanding as of September 15, 2005. Changes in those figures could change the per-share value of the merger consideration receivable by ParAllele shareholders. However, Affymetrix' stock price will not affect the amount of aggregate merger consideration receivable by ParAllele shareholders.

        Depending on Affymetrix' average stock price during the 30 days prior to the closing, which we refer to as the average pre-closing parent stock price, and on certain elections by ParAllele, the merger consideration may be payable in Affymetrix common stock, cash or a combination of the two. The following table indicates the form of the merger consideration that ParAllele shareholders will receive:

Average pre-closing parent stock price	Form of merger consideration
Greater than $64.4163	Cash, if ParAllele elects, or Affymetrix common stock if it does not so elect
Less than or equal to $64.4163 but greater than or equal to $49.5510	Affymetrix common stock
Less than $49.5510 but greater than or equal to $34.6857	A combination of Affymetrix common stock and cash
Less than $34.6857	Cash

        As a result of the merger agreement's mechanism for determining the amount and form of the merger consideration, the exact consideration that a ParAllele shareholder will receive upon the closing of the merger will not be known at the time of the special meeting and will depend upon a number of factors, including in particular the magnitude of the adjustments, if any, described above.

        All ParAllele shareholders will have a portion of the merger consideration that they would otherwise be entitled to receive deposited in an escrow account that will be used to compensate Affymetrix if Affymetrix is entitled to indemnification under the merger agreement or if there is a dispute regarding ParAllele's working capital that is resolved in Affymetrix' favor.

  Fractional Shares (see page 67)

        Affymetrix will not issue fractional shares of Affymetrix common stock in the merger. As a result, each ParAllele shareholder will receive cash for any fractional share of Affymetrix common stock that the shareholder would otherwise be entitled to receive in the merger after aggregating all fractional shares to be received by the shareholder.

  Treatment of ParAllele Stock Options (see page 66)

        Each outstanding option to purchase ParAllele common stock held by employees of ParAllele will be converted at the effective time into an option to acquire Affymetrix common stock and will be assumed by Affymetrix. At the effective time, each ParAllele stock option held by a non-employee of ParAllele will become fully vested and, to the extent not exercised, terminated in accordance with its terms.

  Material Federal Income Tax Consequences (see page 53)

        We have structured the merger such that if shares of Affymetrix common stock comprise any part of the merger consideration, it will constitute a "tax-free reorganization" for federal income tax purposes. Whether shares of Affymetrix common stock comprise any part of the merger consideration will depend on the price of Affymetrix common stock during the 30 days prior to the closing and upon certain elections by ParAllele. To the extent the merger qualifies as a tax-free reorganization, holders of ParAllele shares generally will not recognize any loss for federal income tax purposes on the exchange of their ParAllele shares for Affymetrix common stock in the merger, and will recognize gain on the exchange only to the extent of any cash received (other than cash received instead of fractional shares of Affymetrix common stock). ParAllele shareholders will recognize gain or loss with respect to cash received instead of fractional shares of Affymetrix common stock as if such fractional shares were received and then immediately redeemed by Affymetrix for cash. The companies themselves, as well as current holders of Affymetrix common stock, will not recognize gain or loss as a result of the merger. In the event that shares of Affymetrix common stock comprise part of the merger consideration, it is a condition to the obligations of ParAllele and Affymetrix to complete the merger that each receive a legal opinion from its outside counsel that the merger will be a tax-free reorganization for federal income tax purposes.

        If the merger consideration consists solely of cash, the merger will not be a tax-free reorganization and holders of ParAllele shares will generally be taxed on any gain or loss recognized in connection with the receipt of such cash in exchange for their ParAllele shares.

        The federal income tax consequences described above may not apply to all holders of ParAllele common stock, including certain holders specifically referred to in the section of this proxy statement/prospectus entitled "The Merger and Related Transactions—Material U.S. Federal Income Tax Consequences" beginning on page 53. Your tax consequences will depend on your own situation. You should consult your tax advisor so as fully to understand the tax consequences of the merger to you.

  Listing of Affymetrix Common Stock (see page 17)

        Any Affymetrix common stock issued to ParAllele shareholders in the merger will be listed on the Nasdaq National Market.

  Shareholder Vote Required to Approve the Merger

        Approval and adoption of the merger agreement, the merger and the related transactions requires (i) the affirmative vote of at least 50% of the outstanding shares of ParAllele's Series A preferred stock, Series B preferred stock and common stock, voting together as a single class on an as-converted basis, (ii) the affirmative vote of at least 50% of the outstanding shares of ParAllele's preferred stock and (iii) the affirmative vote of at least 50% of the outstanding shares of ParAllele's common stock.

  Dissenters' Rights (see page 59)

        Holders of ParAllele shares who do not vote in favor of the merger may, under certain circumstances and by following procedures prescribed by California law, exercise dissenters' rights and receive cash for their shares of ParAllele stock. A dissenting shareholder of ParAllele must follow the appropriate procedures under California law or will lose such rights.

  Interests of ParAllele's Officers and Directors in the Merger (see page 43)

        In considering the recommendation of the ParAllele board of directors to approve and adopt the merger agreement, the merger and the related transactions, ParAllele shareholders should be aware that ParAllele executive officers and directors have interests in the merger that may be different than, or in addition to, the interests of ParAllele shareholders generally. The ParAllele directors who have such interests are Ronald W. Davis, William Ericson, Jonathan MacQuitty, Andre Marion, Nicholas J. Naclerio, Camille Samuels, Gregory T. Went and Thomas D. Willis, and the ParAllele executive officers who are not directors who have such interests are Elizabeth Krodel, Aaron Solomon and Steve Macevicz. These interests include:

  •
  the continued indemnification of, and provision of directors' and officers' liability insurance coverage to, ParAllele directors and officers listed above following the merger;

  •
  accelerated vesting of stock options and restricted stock upon completion of the merger with estimated values as follows (see pages 44 and 46):

    -    Ronald W. Davis, $118,020;
    -    William Ericson, $57,600;
    -    Jonathan MacQuitty, $4,930;
    -    Andre Marion, $81,770;
    -    Nicholas J. Naclerio, $2,237,859;
    -    Camille Samuels, $4,930;
    -    Gregory T. Went, $14,790;
    -    Thomas D. Willis, $254,215;
    -    Elizabeth Krodel, $264,375 (subject to the conditions described on page 46);
    -    Aaron Solomon, $211,500 (subject to the conditions described on page 46); and
    -    Steve Macevicz, $338,625 (subject to the conditions described on page 46).

  •
  Certain severance agreements that provide for cash payments in addition to the accelerated vesting described in the bullet point above (see page 47):

  -
  In the case of Dr. Naclerio, cash severance payments equal to $22,916 per month for a period of 12 months and reimbursement of COBRA health care premiums for a period of 12 months. Additionally, in connection with his severance agreement Dr. Naclerio and ParAllele entered into a consulting agreement pursuant to which Dr. Naclerio will provide consulting services for a period of up to six months at a rate of $135.00 per hour.

  -
  In the case of Dr. Macevicz, cash severance payments totaling $87,500.

  •
  Offers of employment from Affymetrix to Elizabeth Krodel, Aaron Solomon and Thomas D. Willis, each of which has been accepted, that provide for the following material benefits in addition to the accelerated vesting and cash payments described in the two prior bullet points above (see page 47):

    -
    Dr. Krodel will receive an annual base salary of $200,000 and Affymetrix will recommend that its board of directors approve the grant to her of an option to purchase 10,000 shares of Affymetrix common stock with a strike price equal to the fair market value of such stock on the date of the grant. Dr. Krodel will also be eligible to participate in Affymetrix' bonus plan with an annual target bonus amount of 30% of her base salary. In addition, if Dr. Krodel's employment with Affymetrix is terminated under certain circumstances, then she will be entitled to severance payments totaling $95,000 in addition to the accelerated vesting described above.

    -
    Mr. Solomon will receive an annual base salary of $168,000 and will participate in Affymetrix' sales commission plan.

    -
    Dr. Willis will receive an annual base salary of $215,000, and Affymetrix will recommend that its board of directors approve the grant to him of an option to purchase 30,000 shares of Affymetrix common stock with a strike price equal to the fair market value of such stock on the date of the grant. Dr. Willis will also be eligible to participate in Affymetrix' bonus plan with an annual target bonus amount of 30% of his base salary.

  Accounting Treatment (see page 53)

        Affymetrix will account for the merger under the purchase method of accounting for business transactions.

  Regulatory Approvals (see page 59)

        The merger is subject to certain filing requirements and applicable waiting periods under United States antitrust laws. Affymetrix and ParAllele have made the required filings with the Antitrust Division of the Department of Justice and Federal Trade Commission and the waiting period applicable to the merger expired on July 18, 2005. However, the Antitrust Division of the Department of Justice and the Federal Trade Commission, as well as a state antitrust authority or a private person, may still challenge the merger at any time before or after it is completed.

  Conditions to the Merger (see page 75)

        We will complete the merger only if specific conditions, including the following, are satisfied or, in some cases, waived:

  •
  approval and adoption of the merger agreement, the merger and the related transactions by the shareholders of ParAllele;

  •
  the absence of any law, regulation or court order prohibiting the merger, or any suit by a governmental authority seeking to prohibit the merger;

  •
  expiration or termination of the relevant waiting period under the Hart-Scott-Rodino Act;

  •
  the effectiveness of the registration statement of which this proxy statement/prospectus is a part (except in the case in which the merger consideration consists only of cash);

  •
  receipt of legal opinions of Affymetrix' and ParAllele's outside counsel that the merger will be a tax-free reorganization for federal income tax purposes (except in the case in which the merger consideration consists only of cash);

  •
  no more than 3% of ParAllele's outstanding shares dissent;

  •
  exercise or cancellation of all ParAllele warrants;

  •
  none of the Notes shall have been converted, other than conversions immediately prior to completion of the merger as a result of the merger;

  •
  the representations and warranties of each party contained in the merger agreement being true and correct, except to the extent that breaches of these representations and warranties would not result in a material adverse effect on the representing party; and

  •
  the performance or compliance in all material respects of each party with all agreements and covenants in the merger agreement at the completion of the merger.

        The party entitled to assert a condition may waive such condition, except in the case of the first four conditions listed above.

  Agreement to Complete the Merger (see page 72)

        Each of Affymetrix and ParAllele has agreed to use commercially reasonable efforts to take, or cause to be taken, all actions necessary, proper or advisable under applicable laws and regulations to complete the merger and the transactions contemplated by the merger agreement (except that Affymetrix shall not be required to agree to any divestitures or material limitations on its business).

  Termination of the Merger Agreement (see page 78)

        The boards of directors of Affymetrix and ParAllele may jointly agree to terminate the merger agreement at any time before completing the merger. In addition, either Affymetrix or ParAllele may terminate the merger agreement if:

  •
  a law, regulation or court order prohibits the merger;

  •
  the merger is not completed by December 15, 2005, provided, however, that a party whose breach of the merger agreement results in the merger not being completed by such date cannot terminate the merger agreement for this reason; or

  •
  ParAllele shareholders do not approve and adopt the merger agreement, the merger and the related transactions.

        In addition, Affymetrix may terminate the merger agreement if:

  •
  ParAllele's board of directors fails to make, withdraws or modifies its recommendation of the merger to its shareholders in a manner adverse to Affymetrix or fails to call the special meeting;

  •
  ParAllele breaches or fails to perform any representation, warranty, covenant or agreement set forth in the merger agreement that causes any condition to Affymetrix' obligations to complete the merger not to be satisfied, and such condition is incapable of being satisfied by December 15, 2005; or

  •
  ParAllele willfully and materially breaches its obligations to call the special meeting and to refrain from soliciting alternative acquisition proposals.

        ParAllele may terminate the merger agreement if:

  •
  Affymetrix or the merger subsidiary breaches or fails to perform any of their respective representations, warranties, covenants or agreements under the merger agreement, such breach causes any condition to ParAllele's obligations to complete the merger not to be satisfied and such condition is incapable of being satisfied by December 15, 2005; or

  •
  ParAllele enters into a definitive agreement with respect to a superior proposal by a third party following its compliance with its non-solicitation obligations under the merger agreement and an opportunity for Affymetrix to modify and improve the terms of its agreement to acquire ParAllele.

  Termination Fees and Expenses (see page 79)

        ParAllele must pay Affymetrix a termination fee of $6.0 million if:

  •
  the merger agreement is terminated, as described above, by Affymetrix or ParAllele where ParAllele's board of directors has failed to make, withdrawn or modified its recommendation of the merger to its shareholders in a manner adverse to Affymetrix or failed to call the special meeting, or where ParAllele has entered into an agreement with a third party that its board of directors determines is superior to the merger agreement; or

  •
  the merger agreement is terminated following a failure to complete the merger by December 15, 2005, or a failure by ParAllele's shareholders to approve and adopt the merger agreement, the merger and the related transactions, and in each case within 12 months of such termination ParAllele enters into an alternative acquisition transaction with a third party.

Selected Historical Financial Data of Affymetrix

        The following selected historical financial data for each of the years ended December 31, 2000 through 2004 has been derived from Affymetrix' audited consolidated financial statements. The financial data for the years ended December 31, 2000 and 2001 and as of December 31, 2000, 2001 and 2002 are derived from audited consolidated financial statements not included in this proxy statement/prospectus. The financial data for the years ended December 31, 2002, 2003 and 2004 and as of December 31, 2003 and 2004 are derived from audited consolidated financial statements included elsewhere in this proxy statement/prospectus. The financial data as of and for the six months ended June 30, 2004 and 2005 are derived from unaudited condensed consolidated financial statements included elsewhere in this proxy statement/prospectus. This information is only a summary and you should read it together with Affymetrix' historical consolidated financial statements and related notes and the section of this proxy statement/prospectus entitled "Management's Discussion and Analysis of Affymetrix' Financial Condition and Results of Operations" beginning on page 121.

	Six Months Ended June 30,		Year Ended December 31,
	2005	2004	2004	2003	2002	2001	2000
	(unaudited)	(unaudited)
	(in thousands, except per share amounts)
Consolidated Statement of Operations Data:
Total revenue	$172,666	$158,387	$345,962	$300,796	$289,874	$224,874	$200,830
Total costs and expenses	145,329	141,494	286,243	283,252	284,608	265,470	262,196
Income (loss) from operations	27,337	16,893	59,719	17,544	5,266	(40,596)	(61,366)
Income (loss) before income taxes	28,288	6,790	50,934	16,848	(929)	(32,821)	(53,390)
Net income (loss)	$24,029	$5,176	$47,608	$14,285	$(1,630)	$(33,121)	$(53,990)
Net income (loss) per common share:
Basic	$0.38	$0.09	$0.79	$0.24	$(0.03)	$(0.58)	$(0.98)
Diluted	$0.36	$0.08	$0.74	$0.24	$(0.03)	$(0.58)	$(0.98)
Dividends per common share	—	—	—	—	—	—	—
Consolidated Balance Sheet Data:
Cash, cash equivalents, and available-for-sale securities	$272,477	$159,919	$205,715	$459,883	$361,458	$368,823	$436,030
Working capital	292,542	172,904	226,211	192,778	371,708	372,718	418,302
Total assets	551,936	425,076	499,771	700,164	601,403	580,015	620,780
Long-term obligations	146,933	160,577	153,845	166,586	380,222	378,000	383,000
Accumulated deficit	(127,022)	(193,483)	(151,051)	(198,659)	(212,944)	(211,314)	(178,193)
Total stockholders' equity	321,014	190,361	249,187	165,055	134,936	129,010	147,130

Selected Historical Financial Data of ParAllele

        The selected financial data set forth below are derived from ParAllele's financial statements. The statement of operations data for the years ended December 31, 2004, 2003 and 2002 and the balance sheet data at December 31, 2004 and 2003 are derived from ParAllele's audited financial statements which are included elsewhere in this proxy statement/prospectus. The statement of operations data for the year ended December 31, 2001 and balance sheet data at December 31, 2002 and 2001 are derived from ParAllele's audited financial statements which are not included in this proxy statement/prospectus. The financial data at June 30, 2005 and for the six months ended June 30, 2005 and 2004 are derived from ParAllele's unaudited financial statements appearing elsewhere in this proxy statement/prospectus. The unaudited financial data include, in the opinion of management, all adjustments, consisting of only normal recurring adjustments, that are necessary for a fair statement of the financial position and the results of operations for the interim periods. The following financial data should be read in conjunction with ParAllele's financial statements and the related notes and the section of this proxy statement/prospectus entitled "Management's Discussion and Analysis of ParAllele's Financial Condition and Results of Operations" beginning on page 163.

	Six Months Ended June 30,		Year Ended December 31,
	2005	2004	2004	2003	2002	2001
	(unaudited)	(unaudited)
	(in thousands, except per share amounts)
Statement of Operations Data:
Total revenue	$3,096	$1,326	$5,364	$2,815	$364	$—
Total costs and expenses	11,552	7,151	16,091	8,835	5,981	958
Loss from operations	(8,456)	(5,825)	(10,727)	(6,020)	(5,617)	(958)
Net loss	$(8,805)	$(5,867)	$(10,895)	$(6,132)	$(5,587)	$(1,277)
Net loss per common share basic and diluted	$(2.20)	$(2.32)	$(4.00)	$(3.49)	$(6.22)	$(3.88)
Dividends per common share	—	—	—	—	—	—
Balance Sheet Data:
Cash and cash equivalents	$4,656	$7,131	$2,092	$12,269	$1,767	$6,847
Working capital (deficiency)	(3,642)	5,525	2,298	11,652	865	6,318
Total assets	11,977	11,124	9,643	14,571	2,968	7,331
Long-term obligations	5,312	1,157	3,047	515	569	—
Redeemable convertible preferred stock	30,062	27,975	29,032	26,945	8,609	7,978
Accumulated deficit	(36,783)	(21,246)	(27,254)	(14,558)	(7,350)	(1,189)
Total stockholders' deficit	(36,904)	(21,369)	(27,376)	(14,681)	(7,347)	(1,186)

Comparative Per Share Data

        Set forth below are the net income (loss) per share, cash dividends and book value per common share data for each of Affymetrix and ParAllele on a historical basis and on a pro forma combined basis. This data assumes that the merger consideration paid to ParAllele shareholders will be approximately $120.7 million, that such amount will not be adjusted for changes in ParAllele's working capital prior to the closing or otherwise, that the average price per share of Affymetrix common stock during the 30 days prior to the closing will be $44.27 (as it was on September 28, 2005, the most recent practicable date prior to the printing of this proxy statement/prospectus), and that the stock exchange ratio for the merger would therefore be 0.1020 Affymetrix common shares for each share of ParAllele capital stock. This data also reflects the assumption that the number of outstanding shares of ParAllele capital stock will remain unchanged through the completion of the merger.

        The ParAllele equivalent share pro forma information shows the effect of the merger from the perspective of an owner of ParAllele common shares. The information was calculated by multiplying the combined pro forma per share amounts by the assumed stock exchange ratio of 0.1020 of a share of Affymetrix common stock for each share of ParAllele capital stock exchanged in the merger. Based on the assumptions outlined above, ParAllele shareholders would also receive $0.5385 in cash for each share of ParAllele capital stock exchanged in the merger.

        You should read the information below together with Affymetrix' historical financial statements and related notes contained in the annual and quarterly reports and other information which have been included elsewhere in this proxy statement/prospectus and the section of this proxy statement/prospectus entitled "Management's Discussion and Analysis of Affymetrix' Financial Condition and Results of Operations" beginning on page 121. The unaudited pro forma combined data below is for illustrative purposes only. The companies may have performed differently had they always been combined. You should not rely on this information as indicating the historical results that would have been achieved had the companies always been combined or the future results that the combined company will experience after the merger.

	Six Months Ended or as of June 30, 2005	Year Ended or as of December 31, 2004
Historical Affymetrix Data:
Basic net income per share	$0.38	$0.79
Diluted net income per share	0.36	0.74
Cash dividends per share	—	—
Book value per share	$5.05	$4.05
Historical ParAllele Data:
Basic and diluted net loss per share	$(2.20)	$(4.00)
Cash dividends per share	—	—
Book value per share	$(6.17)	$(5.46)
Pro Forma Data:
Pro forma combined basic net income per Affymetrix share	$0.21	$0.44
Pro forma combined diluted net income per Affymetrix share	$0.20	$0.42

Equivalent pro forma basic net income per ParAllele share	$0.02	$0.05
Equivalent pro forma diluted net income per ParAllele share	$0.02	$0.04

Pro forma combined book value per Affymetrix share	$6.19	$5.26
Equivalent pro forma book value per ParAllele share	$0.64	$0.54

Market Price Information

        Affymetrix common shares are listed and principally traded on the Nasdaq National Market under the ticker symbol "AFFX". The following table sets forth, for the periods indicated, the high and low bid prices per Affymetrix common share, in each case as reported on the Nasdaq National Market.

	Low	High
2003
First Quarter	$21.13	$29.93
Second Quarter	$16.25	$28.47
Third Quarter	$18.76	$26.45
Fourth Quarter	$20.45	$26.56
2004
First Quarter	$23.18	$36.30
Second Quarter	$26.56	$38.20
Third Quarter	$24.48	$32.52
Fourth Quarter	$28.89	$37.48
2005
First Quarter	$33.94	$45.47
Second Quarter	$42.18	$55.10
Third Quarter	$40.03	$59.73
Fourth Quarter (through October 4, 2005)	$46.10	$49.15

        Affymetrix has never declared or paid dividends on its common stock and does not plan to pay any dividends in the foreseeable future.

        ParAllele's capital stock is not listed for trading on any exchange or automated quotation service. As of the record date, there were approximately 110 holders of record of ParAllele capital stock. ParAllele has never declared or paid cash dividends on its common stock and does not plan to pay any cash dividends prior to the merger.

        The table below lists the closing prices per share of Affymetrix common stock on the Nasdaq National Market on:

  •
  May 27, 2005, the last full trading day prior to public announcement of the merger agreement; and

  •
  October 4, 2005, the last full trading day for which closing prices were available at the time of the printing of this proxy statement/prospectus.

        The table also sets forth the value of the Affymetrix common shares that a ParAllele shareholder would have received for one ParAllele common share, assuming that the merger had taken place on those dates. This data assumes that the value of the merger consideration paid to ParAllele shareholders will be approximately $120.7 million, that such amount will not be adjusted for changes in ParAllele's working capital prior to the closing or otherwise, that the average price per share of Affymetrix common stock during the 30 days prior to the closing is $44.27 (as it was on September 28, 2005, the most recent practicable date prior to the printing of this proxy statement/prospectus), and that the stock exchange ratio for the merger would therefore be 0.1020 Affymetrix common shares for each ParAllele common share. This data also reflects the assumption that the number of outstanding shares of ParAllele capital stock will remain unchanged through the completion of the merger. The numbers in the table below have been calculated by multiplying 0.1020, the assumed stock exchange ratio of Affymetrix common shares for each share of ParAllele capital stock, by the closing sales price per Affymetrix common share on those dates. Based on the assumptions outlined above, ParAllele shareholders would also receive $0.5385 in cash for each share of ParAllele capital stock exchanged in the merger. The actual value of the merger consideration a ParAllele shareholder may receive may be higher or lower than the amounts set forth below.

	Affymetrix Common Stock	Approximate ParAllele Equivalent
May 27, 2005	$54.00	$5.51
October 4, 2005	$47.61	$4.86

        The foregoing table shows only historical market price information. This information may not be meaningful to you in determining whether to approve and adopt the merger agreement, the merger and the related transactions. The actual merger consideration payable to ParAllele shareholders in the merger cannot be determined until the closing. A number of factors may affect the value of the consideration to be received by ParAllele shareholders, including the price of Affymetrix common stock, changes in ParAllele's working capital prior to closing and certain elections that ParAllele may make concerning the form of consideration to be received by its shareholders. ParAllele shareholders are urged to obtain current market quotations for Affymetrix common stock and to review carefully the other information contained in this proxy statement/prospectus prior to determining whether to approve and adopt the merger agreement, the merger and the related transactions.

Recent Developments

        On September 27, 2005, Affymetrix updated its financial guidance for the third quarter ending September 30, 2005, and announced that its pending acquisition of ParAllele is now expected to close in the fourth quarter rather than the third quarter of 2005. With respect to revenue, Affymetrix announced that it expects its product and product-related revenue for the third quarter to be $10-12 million below its previous guidance of approximately $92 million as a result of low initial production yields on its 500K Mapping Array Set. With respect to earnings, Affymetrix' previous earnings guidance for the third quarter was a net loss per basic share of approximately $0.06, which equated to net income per basic share of approximately $0.21 when previously anticipated in-process research and development charges relating to the ParAllele acquisition of approximately $0.23 per share and ParAllele operating expenses of approximately $0.04 per share were excluded. Affymetrix also disclosed that, as a result of the lower revenue described above, it expects its third quarter earnings per share to be approximately 50% below its previous guidance, exclusive of charges relating to the ParAllele acquisition and the $0.04 per share of ParAllele operating expenses referred to above (which will now not be incurred by us in the third quarter).

RISK FACTORS

        ParAllele's shareholders should consider the following matters in deciding whether to vote in favor of the proposal to approve and adopt the merger agreement, the merger and the related transactions. You should consider these matters in connection with the other information that we have included in this proxy statement/prospectus.

RISKS RELATED TO THE MERGER

The Affymetrix common stock to be received by ParAllele shareholders in the merger will fluctuate in value.

        Depending on the price of Affymetrix common stock during the 30 days prior to the closing of the merger and upon certain elections by ParAllele, holders of ParAllele common stock may receive Affymetrix common stock, cash or a mix of the two for each share of ParAllele common stock. The market price of the Affymetrix common stock to be issued in the merger may change as a result of changes in the business, operations or prospects of Affymetrix or market assessments of the impact of the merger. Because the market price of Affymetrix common stock may fluctuate, the value of the Affymetrix common stock to be received by ParAllele shareholders will depend upon the market price of the shares at the time they are actually received following the closing of the merger. There can be no assurance as to this value. For historical and current market prices of Affymetrix common stock, see the section of this proxy statement/prospectus entitled "Market Price Information" beginning on page 17. On October 4, 2005, the last practicable date prior to the filing of this document, the closing sales price of Affymetrix common stock on the Nasdaq National Market was $47.61. Assuming no adjustment for changes in ParAllele's working capital between March 31, 2005 and the closing as of the date of this proxy statement/prospectus, the aggregate merger consideration payable to holders of ParAllele common stock would be valued at approximately $120.7 million. Based on these assumptions, this would in turn result in the aggregate merger consideration consisting of approximately 2.3 million shares of Affymetrix common stock and $4.7 million in cash.

You may not receive any or a portion of the consideration to be held in the escrow account, and the value of such consideration may fluctuate or drop.

        The merger agreement provides that each ParAllele shareholder will remain liable and will indemnify Affymetrix and other specified persons after the merger for any misrepresentation or breach of warranty, for any breach of covenants or agreements contained in the merger agreement and for potential future severance expenses relating to a ParAllele executive officer. Upon completion of the merger, Affymetrix will withhold from the consideration to be distributed to the ParAllele shareholders in connection with the merger and deposit into an escrow account an amount equal to 9.36% of the merger consideration, which amount will remain available to compensate Affymetrix if it is entitled to indemnification under the merger agreement. Based on Affymetrix' and ParAllele's current expectations with respect to the magnitude of the adjustments to the merger consideration, the value of the merger consideration to be placed in escrow will be approximately $11.3 million. Any escrowed amount that, twelve months following the completion of the merger, has not been used to indemnify Affymetrix and that is not the subject of an unresolved claim for indemnification by Affymetrix will be distributed to the ParAllele shareholders. In addition, at the closing, Affymetrix may place up to $5.0 million into escrow if there is any dispute as to the closing working capital of ParAllele and, in turn, the consideration payable by Affymetrix in the merger, which amount will be available to compensate Affymetrix if that dispute is resolved in its favor. There can be no assurance that ParAllele shareholders will receive any of the consideration that is deposited in the escrow account. In addition, to the extent that shares of Affymetrix common stock are included in the consideration that is deposited in the escrow account, the value of such shares may fluctuate or decrease between the time of such deposit and the time at which any escrowed amount is distributed to the ParAllele shareholders. ParAllele shareholders will not be compensated for any losses that may result from a fluctuation or decrease in the value of such shares.

The merger may result in a loss of ParAllele employees.

        Despite Affymetrix' efforts to hire and retain quality employees, Affymetrix might lose some of ParAllele's or its own key employees following the merger. Competition for qualified management, scientific and technical employees in the life sciences industry is intense. Affymetrix and ParAllele have different corporate cultures, and ParAllele employees may not want to work for a larger, publicly-traded company instead of a smaller, start-up company. Competitors may recruit employees prior to the merger and during integration, as is common in mergers. As a result, employees of ParAllele or the combined company could leave with little or no prior notice. Affymetrix and ParAllele cannot assure you that Affymetrix will be able to attract, retain and integrate employees following the merger, and any failure to do so may detract from the anticipated benefits of the merger.

        As a condition to the merger, certain of ParAllele's key employees have entered into non-competition and non-solicitation agreements that will restrict their ability to compete with Affymetrix during the period from the effective time until twelve months following the effective time. See the section of this proxy statement/prospectus entitled "The Merger and Related Transactions—Other Agreements—Non-Competition and Non-Solicitation Agreements" beginning on page 81. Affymetrix cannot assure you of the enforceability of these non-competition and non-solicitation agreements or that these employees will continue to work at Affymetrix after the merger. In the event that one or more of ParAllele's key employees successfully compete with Affymetrix after the merger, such competition could adversely affect Affymetrix' business, financial condition and results of operations and could consequently adversely affect the value of any Affymetrix common stock that ParAllele shareholders receive in connection with the merger.

Although Affymetrix and ParAllele expect that the merger will result in benefits to the combined company, the combined company may not realize those benefits because of integration and other challenges.

        Affymetrix' ability to realize the anticipated benefits of the merger will depend, in part, on the ability of Affymetrix to integrate ParAllele's business with its own. The combination of two independent companies is a complex, costly and time-consuming process. This process may disrupt the business of either or both companies, and may not result in the full benefits expected by Affymetrix and ParAllele. The difficulties of combining the operations of the companies include, among others:

  •
  unanticipated incompatibility of corporate and administrative infrastructures, including purchasing, logistics, and marketing methods;

  •
  retaining key employees, including key scientists;

  •
  the diversion of management's attention from ongoing business concerns; and

  •
  the potential adverse reaction of Affymetrix' and/or ParAllele's customers to the merger or resulting changes to the combined company's product and services offerings.

        We cannot assure you that the combination of ParAllele with Affymetrix will result in the realization of the full benefits anticipated from the merger. For a more detailed description of the benefits anticipated from the merger, see the section of this proxy statement/prospectus entitled "The Merger and Related Transactions—Reasons for the Merger" beginning on page 41.

Provisions of the merger agreement may deter alternative business combinations and could negatively impact the value of ParAllele capital stock if the merger agreement is terminated in certain circumstances.

        Restrictions in the merger agreement on solicitation generally prohibit ParAllele from soliciting any acquisition proposal or offer for a merger or business combination with any other party, including a proposal that might be advantageous to the shareholders of ParAllele when compared to the terms and conditions of the merger described in this proxy statement/prospectus. In addition, if the merger is not completed under certain circumstances specified in the merger agreement, ParAllele may be required to pay Affymetrix a termination fee of $6.0 million. These provisions may deter third parties from proposing or pursuing alternative business combinations that might result in greater value to ParAllele shareholders than the merger. In the event the merger is terminated by Affymetrix or ParAllele in circumstances that obligate ParAllele to pay the termination fee to Affymetrix, including where either party terminates the merger agreement because the ParAllele's board of directors withdraws its support of the merger, the value of ParAllele capital stock may be reduced. See the section of this proxy statement/prospectus entitled "The Merger and Related Transactions—The Merger Agreement—Termination Fees Payable by ParAllele" beginning on page 79.

The tax treatment of the merger consideration will depend upon the form of the merger consideration.

        The U.S. federal income tax consequences of the merger depend upon whether the merger consideration consists of shares of Affymetrix common stock, cash or a combination of stock and cash. Generally, the receipt of Affymetrix common stock in the merger, if any, will be tax-free because if the merger consideration consists of Affymetrix common stock or a combination of Affymetrix common stock and cash, the merger will be structured as a reorganization for U.S. federal income tax purposes. If the merger consideration consists only of cash, the merger will be a taxable transaction for U.S. federal income tax purposes. Because the form of the merger consideration will not be known until the closing of the merger, ParAllele shareholders will not know as of the date of the special meeting whether the merger will be a taxable transaction.

RISKS RELATED TO THE BUSINESS OF AFFYMETRIX

Affymetrix has only recently achieved profitability.

        Prior to the year ended December 31, 2003, Affymetrix incurred losses each year since its inception, and as a result had an accumulated deficit of approximately $127.0 million at June 30, 2005. Affymetrix expects to continue experiencing fluctuations in its operating results and cannot assure sustained profitability. Its losses have resulted principally from costs incurred in research and development, manufacturing and selling, general and administrative costs associated with its operations, including the costs of patent related litigation.

        Affymetrix' ability to generate significant revenues and maintain profitability is dependent in large part on its ability to expand its customer base, increase sales of its current products to existing customers, manage its expense growth, and enter into additional supply, license and collaborative arrangements as well as on its ability and that of its collaborative partners to successfully manufacture and commercialize products incorporating its technologies in new applications and in new markets.

Affymetrix' quarterly results have historically fluctuated significantly and may continue to fluctuate unpredictably, which could cause its stock price to decrease.

        Affymetrix' revenues and operating results may fluctuate significantly due in part to factors that are beyond its control and which it cannot predict. The timing of its customers' orders may fluctuate from quarter to quarter. However, Affymetrix has historically experienced customer ordering patterns for GeneChip® instrumentation and GeneChip® arrays where the majority of the shipments occur in the last month of the quarter. These ordering patterns may limit management's ability to accurately forecast future revenues. Because Affymetrix' expenses are largely fixed in the short to medium term, any material shortfall in revenues will materially reduce profitability and may cause it to experience losses. In particular, Affymetrix' revenue growth and profitability depend on sales of its GeneChip® products. Factors that could cause sales for these products to fluctuate include:

  •
  the inability to produce products in sufficient quantities and with appropriate quality;

  •
  the loss of or reduction in orders from key customers;

  •
  the frequency of experiments conducted by Affymetrix' customers;

  •
  customers' inventory of GeneChip® products;

  •
  the receipt of relatively large orders with short lead times; and

  •
  customers' expectations as to how long it takes Affymetrix to fill future orders.

        Some additional factors that could cause Affymetrix' operating results to fluctuate include:

  •
  weakness in the global economy and changing market conditions;

  •
  general economic conditions affecting Affymetrix' target customers;

  •
  changes in the amounts or timing of government funding to companies and research institutions;

  •
  changes in the attitude of the pharmaceutical industry towards the use of genetic information and genetic testing as a methodology for drug discovery and development; and

  •
  changes in the competitive landscape.

Affymetrix' business depends on research and development spending levels for pharmaceutical and biotechnology companies and academic and governmental research institutions.

        Affymetrix expects that its revenues in the foreseeable future will be derived primarily from products and services provided to a relatively small number of pharmaceutical and biotechnology companies and academic, governmental and other research institutions. Affymetrix' success will depend upon their demand for and use of its products and services. Its operating results may fluctuate substantially due to reductions and delays in research and development expenditures by these customers. For example, reductions in capital expenditures by these customers may result in lower than expected instrumentation sales and similarly, reductions in operating expenditures by these customers could result in lower than expected GeneChip® array sales. These reductions and delays may result from factors that are not within Affymetrix' control, such as:

  •
  changes in economic conditions;

  •
  changes in government programs that provide funding to companies and research institutions;

  •
  changes in the regulatory environment affecting life sciences companies and life sciences research;

  •
  market-driven pressures on companies to consolidate and reduce costs; and

  •
  other factors affecting research and development spending.

Affymetrix may lose customers if it is unable to manufacture its products and ensure their proper performance and quality.

        Affymetrix produces its GeneChip® products in an innovative and complicated manufacturing process which has the potential for significant variability in manufacturing yields. The company has encountered and may in the future encounter difficulties in manufacturing products and, due to the complexity of Affymetrix' products and its manufacturing process, the company cannot be sure it fully understands all of the factors that affect its manufacturing processes or product performance. Manufacturing and product quality issues may arise as Affymetrix increases production rates at its manufacturing facility and launches new products. As a result, the company may experience difficulties in meeting customer, collaborator and internal demand, in which case it could lose customers or be required to delay new product introductions, and demand for its products could decline. Although Affymetrix relies on internal quality control procedures to verify its manufacturing process, due to the complexity of its products and manufacturing process, it is possible that probe arrays that do not meet all of the company's performance specifications may not be identified before they are shipped. If Affymetrix' products do not consistently meet customers' performance expectations, demand for the company's products will decline. In addition, Affymetrix does not maintain any backup manufacturing capabilities for the production of its GeneChip® instruments. Any interruption to operations at Affymetrix' existing manufacturing facilities could delay the company's ability to develop or sell its products, which could result in lost revenue and seriously harm its business, financial condition and results of operations.

Affymetrix may not be able to deliver acceptable products to its customers due to the rapidly evolving nature of genetic sequence information upon which its products are based.

        The genetic sequence information upon which Affymetrix relies to develop and manufacture its products is contained in a variety of public databases throughout the world. These genetic sequence databases are rapidly expanding and evolving. In addition, the accuracy of such databases and resulting genetic research is dependent on various scientific interpretations and it is not expected that global genetic research efforts will result in standardized genetic sequence databases for particular genomes in the near future. Although Affymetrix has implemented ongoing internal quality control efforts to help ensure the quality and accuracy of the company's products, the fundamental nature of its products requires it to rely on genetic sequence databases and scientific interpretations which are continuously evolving. As a result, these variables may cause Affymetrix to develop and manufacture products that incorporate sequence errors or ambiguities. The magnitude and importance of these errors depends on multiple and complex factors that would be considered in determining the appropriate actions required to remedy any inaccuracies. The company's inability to timely deliver acceptable products as a result of these factors would likely adversely affect its relationship with customers, and could have a material adverse effect on the company's business, financial condition and results of operations.

Affymetrix' success in penetrating emerging market opportunities in molecular diagnostics depends on the ability of its GeneChip® technologies to be used in clinical applications for diagnosing and informing the treatment of disease.

        The clinical applications of GeneChip® technologies for diagnosing and informing the treatment of disease is an emerging market opportunity in molecular diagnostics that seeks to improve the effectiveness of health care by collecting information about DNA variation and RNA expression in patients at various times from diagnosis through prognosis and on to the end of therapy. However, there can be no assurances that molecular diagnostic markets will develop as quickly as the company expects or reach what the company believes is their full potential. Although Affymetrix believes that there will be clinical applications of its GeneChip® technologies that will be utilized for diagnosing and informing the treatment of disease, there can be no certainty of the technical or commercial success the company's technologies will achieve in such markets.

        The molecular diagnostic market is relatively new for Affymetrix and presents new risks and uncertainties. The company's success in this area depends to a large extent on its collaborative relationships and the ability of its collaborative partners to successfully market and sell products using the company's GeneChip® technologies. As a result, Affymetrix is also dependent on the ability of its collaborative partners to achieve regulatory approval for such products in the United States and in overseas markets. Although Roche received FDA approval of the first diagnostic genotyping test for use with Affymetrix' GeneChip® System 3000DX in late 2004, there can be no assurance that other products using GeneChip® technologies will achieve needed approvals.

Affymetrix may not successfully obtain regulatory approval of any diagnostic or other product which the company or its collaborative partners develop.

        The United States Food and Drug Administration must approve certain in-vitro diagnostic products before they can be marketed in the United States. Certain in-vitro diagnostic products must also be approved by the regulatory agencies of foreign governments or jurisdictions before the product can be sold outside the U.S. Commercialization of in-vitro diagnostic products outside of the research environment that the company or its collaborators may develop, may depend upon successful completion of clinical trials. Clinical development is a long, expensive and an uncertain process and Affymetrix does not know whether it, or any of its collaborative partners, will be permitted to undertake clinical trials of any potential in-vitro diagnostic products. It may take the company or its collaborative partners many years to complete such testing, during which failure can occur at any stage. Delays or rejections of potential products may be encountered based on changes in regulatory policy for product approval during the period of product development and regulatory agency review. Moreover, if and when the company's projects reach clinical trials, Affymetrix or its collaborative partners may decide to discontinue development of any or all of these projects at any time for commercial, scientific or other reasons. Any of the foregoing matters could have a material adverse effect on the company's business, financial condition and results of operations.

        Even where a product is exempted from FDA clearance or approval, the FDA may impose restrictions as to the types of customers to which Affymetrix can market and sell its products. Such restrictions may materially and adversely affect the company's business, financial condition and results of operations.

        Medical device laws and regulations are also in effect in many countries, ranging from comprehensive device approval requirements to requests for product data or certifications. The number and scope of these requirements are increasing. Affymetrix may not be able to obtain regulatory approvals in such countries or may incur significant costs in obtaining or maintaining its foreign regulatory approvals. In addition, the export by Affymetrix of certain of its products which have not yet been cleared for domestic commercial distribution may be subject to FDA or other export restrictions.

Healthcare reform and restrictions on reimbursements may limit Affymetrix' returns on molecular diagnostic products that the company may develop with its collaborators.

        Affymetrix is currently developing diagnostic and therapeutic products with its collaborators. The ability of Affymetrix' collaborators to commercialize such products may depend, in part, on the extent to which reimbursement for the cost of these products will be available under U.S. and foreign regulations governing reimbursement for clinical testing services by government authorities, private health insurers and other organizations. In the U.S., third-party payor price resistance, the trend towards managed health care and legislative proposals to reform health care or reduce government insurance programs could reduce prices for health care products and services, adversely affect the profits of Affymetrix' customers and collaborative partners and reduce its future royalties.

Affymetrix depends on a limited number of suppliers and the company will be unable to manufacture its products if shipments from these suppliers are delayed or interrupted.

        Affymetrix depends on its vendors to provide components of the company's products in required volumes, at appropriate quality and reliability levels, and in compliance with regulatory requirements. Key parts of the GeneChip® product line, such as the hybridization oven, certain reagent kits and lithographic masks as well as certain raw materials used in the synthesis of probe arrays, are currently available only from a single source or limited sources. In addition, components of the company's manufacturing equipment and certain raw materials used in the synthesis of probe arrays are available from one of only a few suppliers. If supplies from these vendors were delayed or interrupted for any reason, Affymetrix would not be able to get manufacturing equipment, produce probe arrays, or sell scanners or other components for its GeneChip® products in a timely fashion or in sufficient quantities or under acceptable terms.

Affymetrix' success will require that the company establish a strong intellectual property position and that it can defend itself against intellectual property claims from others.

        Maintaining a strong patent position is critical to Affymetrix' competitive advantage. Litigation on these matters has been prevalent in the industry and the company expects that this will continue. Patent law relating to the scope of claims in the technology fields in which the company operates is still evolving and the extent of future protection is highly uncertain, so there can be no assurance that the patent rights that Affymetrix has or may obtain will be valuable. Others have filed, and in the future are likely to file, patent applications that are similar or identical to Affymetrix' or those of its licensors. To determine the priority of inventions, Affymetrix will have to participate in interference proceedings declared by the United States Patent and Trademark Office that could result in substantial costs in legal fees and could substantially affect the scope of Affymetrix' patent protection. The company cannot assure investors that any such patent applications will not have priority over its patent applications. Also, the company's intellectual property may be subject to significant administrative and litigation proceedings such as opposition proceedings against its patents in Europe, Japan and other jurisdictions. In addition, Affymetrix has incurred and may in future periods incur substantial costs in litigation to defend against patent suits brought by third parties and when the company initiates such suits. For example, Affymetrix currently is engaged in litigation regarding intellectual property rights with Multilyte Ltd and Enzo Life Sciences, Inc. For additional information concerning intellectual property litigation and administrative proceedings, please see the section of this proxy statement/prospectus entitled "Affymetrix' Business; Legal Proceedings" beginning on page 117.

        In addition to patent protection, Affymetrix also relies upon copyright and trade secret protection for its confidential and proprietary information. There can be no assurance, however, that such measures will provide adequate protection for the company's copyrights, trade secrets or other proprietary information. In addition, there can be no assurance that trade secrets and other proprietary information will not be disclosed, that others will not independently develop substantially equivalent proprietary information and techniques or otherwise gain access to or disclose Affymetrix' trade secrets and other proprietary information. There can be no assurance that the company can effectively protect its copyrights, trade secrets or other proprietary information. If the company cannot obtain, maintain or enforce intellectual property rights, competitors can design probe array systems similar to Affymetrix' GeneChip® technology.

        Affymetrix' success depends in part on the company neither infringing patents or other proprietary rights of third parties nor breaching any licenses that may relate to the company's technologies and products. Affymetrix is aware of third-party patents that may relate to its technology, including reagents used in probe array synthesis and in probe array assays, probe array scanners, synthesis techniques, polynucleotide amplification techniques, assays, and probe arrays. The company routinely receives notices claiming infringement from third parties as well as invitations to take licenses under third party patents. There can be no assurance that Affymetrix will not infringe on these patents or other patents or proprietary rights or that the company would be able to obtain a license to such patents or proprietary rights on commercially acceptable terms, if at all.

Affymetrix expects to face increasing competition.

        The market for molecular diagnostics products is currently limited and highly competitive, with several large companies already having significant market share. Companies such as Abbott Laboratories, Becton Dickinson, Bayer AG, Celera Diagnostics, Roche Diagnostics, Johnson & Johnson, bioMérieux and Beckman Coulter have the strategic commitment to diagnostics, the financial and other resources to invest in new technologies, substantial intellectual property portfolios, substantial experience in new product development, regulatory expertise, manufacturing capabilities and the distribution channels to deliver products to customers. Established diagnostic companies also have an installed base of instruments in several markets, including clinical and reference laboratories, which are not compatible with the GeneChip® system and could deter acceptance of Affymetrix' products. In addition, these companies have formed alliances with genomics companies which provide them access to genetic information that may be incorporated into their diagnostic tests.

        Future competition will likely come from existing competitors as well as other companies seeking to develop new technologies for analyzing genetic information. For example, companies such as Applied Biosystems, Illumina, GE Healthcare (through its acquisition of Amersham Biosciences) and Agilent Technologies have introduced new products for gene expression research and analysis. In addition, pharmaceutical and biotechnology companies have significant needs for genomic information and may choose to develop or acquire competing technologies to meet these needs. In the molecular diagnostics field, competition will likely come from established diagnostic companies, companies developing and marketing DNA probe tests for genetic and other diseases and other companies conducting research on new technologies to ascertain and analyze genetic information. Further, in the event that Affymetrix develops new technology and products that compete with existing technology and products of well established companies, there can be no guarantee that the marketplace will readily adopt any such new technology and products that the company may introduce in the future.

If Affymetrix is unable to maintain its relationships with collaborative partners, it may have difficulty developing and selling its products and services.

        Affymetrix believes that its success in penetrating its target markets depends in part on the company's ability to develop and maintain collaborative relationships with key companies as well as with key academic researchers. Currently, Affymetrix' significant collaborative partners include Qiagen GmBH for the sample preparation and purification systems, Invitrogen Corporation for reagents, ParAllele for assays and Ingenuity Systems, Inc. for analytical software. Affymetrix collaborates with both Beckman Coulter Inc. and Caliper Life Sciences in the development of automation for GeneChip® technology applications for use in drug discovery, drug development and clinical research. Roche, bioMérieux and Veridex are collaborative partners in the development of chip products for medical diagnostic and applied testing markets. Relying on these or other collaborative relationships is risky to the company's future success because:

  •
  Affymetrix' partners may develop technologies or components competitive with the company's GeneChip® products;

  •
  Affymetrix' existing collaborations may preclude it from entering into additional future arrangements;

  •
  Affymetrix' partners may not obtain regulatory approvals necessary to continue the collaborations in a timely manner;

  •
  some of Affymetrix' agreements may terminate prematurely due to disagreements between the company and its partners;

  •
  Affymetrix' partners may not devote sufficient resources to the development and sale of the company's products;

  •
  Affymetrix' partners may be unable to provide the resources required for the company to progress in the collaboration on a timely basis;

  •
  Affymetrix' collaborations may be unsuccessful; or

  •
  Affymetrix may not be able to negotiate future collaborative arrangements on acceptable terms.

Affymetrix' success depends on the continuous development of new products.

        Affymetrix competes in markets that are new, intensely competitive, highly fragmented and rapidly changing, and many of the company's current and potential competitors have significantly greater financial, technical, marketing and other resources. In addition, many current and potential competitors have greater name recognition, more extensive customer bases and access to proprietary genetic content. The continued success of the company's GeneChip® products will depend on its ability to produce products with smaller feature sizes, the ability to dice the wafer, and create greater information capacity at the company's current or lower costs. If Affymetrix fails to keep pace with emerging technologies, its products will become uncompetitive, its pricing and margins will decline and its business will suffer.

Affymetrix faces risks associated with technological obsolescence and emergence of standardized systems for genetic analysis.

        The RNA/DNA probe array field is undergoing rapid technological changes. New technologies, techniques or products could emerge that might allow the packaging and analysis of genomic information at a similar or higher density to Affymetrix' microarray technology. Other companies may begin to offer products that are directly competitive with or are technologically superior to the company's products. Although Affymetrix knows of no such technology at the present time, there can be no guarantee that the company will be able to maintain its technological advantages over emerging technologies in the future. Over time, Affymetrix will need to respond to technological innovation in a rapidly changing industry. In addition, although the company believes that it is recognized as a market leader in creating systems for genetic analysis in the life sciences, standardization of tools and systems for genetic research is still ongoing and there can be no assurance that the company's products will emerge as the standard for genetic research. The emergence of competing technologies and systems as market standards for genetic research may result in Affymetrix' products becoming uncompetitive and could cause the company's business to suffer.

The size and structure of Affymetrix' current sales, marketing and technical support organizations may limit the company's ability to sell its products.

        Although Affymetrix has invested significant resources to expand the company's direct sales force and its technical and support staff, it may not be able to establish a sufficiently sized global sales, marketing or technical support organization to sell, market or support its products globally. To assist the company's sales and support activities, it has entered into distribution agreements with certain distributors, principally in markets outside of North America and Europe. These and other third parties on whom the company relies for sales, marketing and technical support in these geographic areas may decide to develop and sell competitive products or otherwise become Affymetrix' competitors, which could harm the company's business.

Due to the international nature of Affymetrix' business, political or economic changes or other factors could harm its business.

        A significant amount of Affymetrix' revenue is currently generated from sales outside the United States. Though such transactions are denominated in both U.S. dollars and foreign currencies, the company's future revenue, gross margin, expenses and financial condition are still affected by such factors as changes in foreign currency exchange rates, unexpected changes in, or impositions of, legislative or regulatory requirements, including export and trade barriers and taxes; longer payment cycles and greater difficulty in accounts receivable collection. Affymetrix is also subject to general geopolitical risks in connection with international operations, such as political, social and economic instability, potential hostilities and changes in diplomatic and trade relationships. The company cannot assure investors that one or more of the foregoing factors will not have a material adverse effect on its business, financial condition and operating results or require the company to modify its current business practices.

Affymetrix may be exposed to liability due to product defects.

        The risk of product liability claims is inherent in the testing, manufacturing, marketing and sale of human diagnostic and therapeutic products. Affymetrix may seek to acquire additional insurance for clinical liability risks. The company may not be able to obtain such insurance or general product liability insurance on acceptable terms or in sufficient amounts. A product liability claim or recall could have a serious adverse effect on the company's business, financial condition and results of operations.

Ethical, legal and social concerns surrounding the use of genetic information could reduce demand for Affymetrix' products.

        Genetic testing has raised ethical issues regarding privacy and the appropriate uses of the resulting information. For these reasons, governmental authorities may call for limits on or regulation of the use of genetic testing or prohibit testing for genetic predisposition to certain conditions, particularly for those that have no known cure. Similarly, such concerns may lead individuals to refuse to use genetics tests even if permissible. Any of these scenarios could reduce the potential markets for Affymetrix' molecular diagnostic products, which could have a material adverse effect on the company's business, financial condition and results of operations.

Because Affymetrix' business depends on key executives and scientists, the company's inability to recruit and retain these people could hinder its business expansion plans.

        Affymetrix is highly dependent on its officers, senior scientists and engineers, including scientific advisors. The company's product development and marketing efforts could be delayed or curtailed if it is unable to attract or retain key talent.

        Affymetrix relies on its scientific advisors and consultants to assist it in formulating its research, development and commercialization strategy. All of these individuals are engaged by other employers and have commitments to other entities that may limit their availability to Affymetrix. A scientific advisor's other obligations may prevent him or her from assisting the company in developing its technical and business strategies.

        To expand its research, product development and sales efforts, the company needs additional people skilled in areas such as bioinformatics, organic chemistry, information services, regulatory affairs, manufacturing, sales, marketing and technical support. Competition for these people is intense. Affymetrix will not be able to expand its business if it is unable to hire, train and retain a sufficient number of qualified employees. There can be no assurance that Affymetrix will be successful in hiring or retaining qualified personnel and the failure to do so could have a material adverse impact on the company's business, financial condition and results of operations.

Affymetrix' effective tax rate may vary significantly.

        Affymetrix' future effective tax rates could be adversely affected by various internal and external factors. These factors include but are not limited to: earnings being lower than anticipated in countries where the company has lower statutory rates and higher than anticipated in countries where the company has higher statutory rates, by changes in the valuation of the company's deferred tax assets and liabilities, or by changes in tax laws or interpretations thereof.

Recent accounting pronouncements may impact Affymetrix' future financial position and results of operations.

        There may be potential new accounting pronouncements or regulatory rulings that may have an impact on Affymetrix' future financial position and results of operations. On December 16, 2004, the Financial Accounting Standards Board (FASB) issued FASB Statement No. 123 (revised 2004), "Share-Based Payment," which is a revision of FASB Statement No. 123, "Accounting for Stock-Based Compensation". Statement 123(R) supersedes APB Opinion No. 25, "Accounting for Stock Issued to Employees," and amends FASB Statement No. 95, "Statement of Cash Flows". Generally, the approach in Statement 123(R) is similar to the approach described in Statement 123. However, Statement 123(R) requires all share-based payments to employees, including grants of employee stock options, to be recognized in the income statement based on their fair values. Pro forma disclosure is no longer an alternative. Affymetrix expects to adopt Statement 123(R) effective January 1, 2006, under the modified-prospective method. The adoption of Statement 123(R)'s fair value method will have a significant impact on our result of operations, although it will have no impact on our overall financial position. The impact of adoption of Statement 123(R) cannot be predicted at this time because it will depend, in part, on levels of share-based payments granted prior to the date of adoption.

Affymetrix' strategic equity investments may result in losses.

        Affymetrix periodically makes strategic equity investments in various publicly traded and non-publicly traded companies with businesses or technologies that may complement its business. The market values of these strategic equity investments may fluctuate due to market conditions and other conditions over which Affymetrix has no control. Other than temporary declines in the market price and valuations of the securities that we hold in other companies will require Affymetrix to record losses proportionate to its ownership interest. This could result in future charges on the company's earnings and as a result, it is uncertain whether or not Affymetrix will realize any long term benefits associated with these strategic investments.

Future acquisitions may disrupt Affymetrix' business and distract its management.

        Affymetrix has previously engaged in acquisitions and may do so in the future in order to exploit technology or market opportunities. If Affymetrix acquires another company, it may not be able to successfully integrate the acquired business into its existing business in a timely and non-disruptive manner, or at all. Furthermore, an acquisition may not produce the revenues, earnings or business synergies that Affymetrix anticipates. If we fail to integrate the acquired business effectively or if key employees of that business leave, the anticipated benefits of the acquisition would be jeopardized. The time, capital management and other resources spent on an acquisition that fails to meet Affymetrix' expectations could cause its business and financial condition to be materially and adversely affected. In addition, acquisitions can involve substantial charges and amortization of significant amounts of deferred stock compensation that could adversely affect Affymetrix' results of operations.

The market price of Affymetrix common stock has been extremely volatile.

        The market price of Affymetrix common stock is extremely volatile. To demonstrate this volatility, during the twelve-month period ending on June 30, 2005, the volume of Affymetrix common stock traded on any given day ranged from 279,000 to 8,116,400 shares. Moreover, during that period, Affymetrix common stock traded as low as $24.48 per share and as high as $55.10 per share.

        Furthermore, volatility in the stock price of other companies has often led to securities class action litigation against those companies. For example, purported securities class action lawsuits were filed against Affymetrix in the United States District Court for the Northern District of California after a drop in Affymetrix' stock price following its April 3, 2003, announcement updating its financial guidance for the first quarter of 2003. These proceedings have been dismissed by the Court with prejudice. Future securities litigation against Affymetrix could result in substantial costs and divert management's attention and resources, which could seriously harm its business, financial condition and results of operations.

FORWARD-LOOKING STATEMENTS MAY PROVE INACCURATE

        This proxy statement/prospectus includes forward-looking statements about Affymetrix, ParAllele and the combined company that are subject to risks and uncertainties. Forward-looking statements include information regarding synergies, efficiencies, cost savings, revenue enhancements, capital productivity, returns on capital employed, capital spending and the timetable for completing the merger. The sections in this document that have forward-looking statements include "Questions and Answers About the Merger," "Summary," "Selected Historical Financial Data," "The Merger and Related Transactions—Background of the Merger," "The Merger and Related Transactions—Reasons for the Merger," "The Merger and Related Transactions—Interests of Certain Persons in the Merger" and "Unaudited Pro Forma Combined Condensed Consolidated Financial Statements." Forward-looking statements are also identified by such words as "anticipates," "believes," "estimates," "expects," "intends" or similar expressions.

        For those statements, we claim the protection of the safe harbor for forward-looking statements provided by the Private Securities Litigation Reform Act of 1995.

        In making these statements, we believe that Affymetrix' expectations are based on reasonable assumptions. However, you should understand that the following important factors (some of which are beyond Affymetrix' and ParAllele's control), in addition to those discussed elsewhere in this proxy statement/prospectus, could affect the future results of Affymetrix and ParAllele, and of the combined company after completion of the merger. Factors that may cause actual results to differ materially from those contemplated by the forward-looking statements include those described in "Risk Factors," as well as the following:

  •
  materially adverse changes in economic or industry conditions generally or in the markets served by Affymetrix and ParAllele;

  •
  capital expenditure requirements;

  •
  political stability in relevant areas of the world, as affected by war, civil unrest or terrorism;

  •
  political developments and law and regulations, such as legislative or regulatory requirements;

  •
  the development and use of new technology;

  •
  changes in operating conditions and costs;

  •
  the ability to integrate the businesses of Affymetrix and ParAllele successfully after the merger;

  •
  the challenges inherent in diverting management's focus and resources from other strategic opportunities and from operational matters during the integration process;

  •
  the process of, or conditions imposed in connection with, obtaining regulatory approvals for the merger; and

  •
  the actions of competitors.

THE PARALLELE SPECIAL MEETING OF SHAREHOLDERS

        ParAllele's board of directors is using this proxy statement/prospectus to solicit proxies from the shareholders of ParAllele at the ParAllele special meeting. This proxy statement/prospectus and accompanying form of proxy are first being mailed to ParAllele shareholders on or about October 10, 2005.

Matters Relating to the ParAllele Special Meeting

        Time and Place:    The special meeting of ParAllele shareholders will be held on October 20, 2005, at 9:00 A.M. local time at ParAllele's principal executive offices located at 7300 Shoreline Court, South San Francisco, California 94080.

        Purpose of Meeting:    The purpose of the meeting is (i) for all ParAllele shareholders to vote on the approval and adoption of the merger agreement, the merger and the related transactions and (ii) for ParAllele shareholders to vote upon any other matters properly brought before the ParAllele special meeting, including the approval of any adjournment or postponement of the meeting.

        Recommended Action:    The ParAllele board of directors has approved the merger agreement, the merger and the related transactions and has unanimously determined that the merger agreement, the merger and the related transactions are fair to, and in the best interests of, ParAllele and its shareholders. Accordingly, the ParAllele board of directors unanimously recommends to the ParAllele shareholders that they vote "FOR" the approval and adoption of the merger agreement, the merger and the related transactions.

        Record Date:    The record date for shares entitled to vote is the close of business on September 15, 2005.

        Outstanding Shares Held on Record Date:    As of the record date, there were 5,988,089 shares of ParAllele common stock, 7,687,735 shares of ParAllele Series A preferred stock and 7,063,898 shares of ParAllele Series B preferred stock outstanding.

        Shares Entitled to Vote:    Only holders of record of ParAllele shares on the record date are entitled to receive notice of and to vote at the ParAllele special meeting, and any adjournment or postponement thereof. You will have one vote for each share you owned on the record date.

        Quorum Requirement:    A quorum of shareholders is necessary to hold a valid meeting of ParAllele shareholders. In order to have a quorum for the transaction of business at the ParAllele special meeting, a majority of shares of ParAllele stock issued and outstanding and entitled to vote on the record date must be present in person or by proxy at the special meeting. Shares that are voted "FOR," "AGAINST" or "ABSTAIN" a matter are treated as being present at the special meeting for purposes of establishing a quorum.

        Shares Beneficially Owned by ParAllele Directors and Executive Officers as of the Record Date:    On the record date, directors and executive officers of ParAllele and their affiliates beneficially owned, and were entitled to vote, 11,869,030 shares of ParAllele preferred stock, or approximately 74.5% of the total outstanding ParAllele preferred stock; 14,239,418 shares of ParAllele Series A preferred stock, Series B preferred stock and common stock, on an as-converted basis, or approximately 64.9% of the total outstanding ParAllele Series A preferred stock, Series B preferred stock and common stock, on an as-converted basis; and 2,370,388 shares of ParAllele common stock, or approximately 37.6% of the total outstanding common stock.

        You should also be aware that ParAllele's directors, executive officers and shareholders affiliated with some of ParAllele's directors have already agreed to vote in favor of approval and adoption the merger, the merger agreement and the related transactions. As of September 15, 2005, such persons and entities collectively beneficially owned shares representing 68.4% of the outstanding shares of ParAllele's Series A preferred stock, Series B preferred stock and common stock, voting together as a single class on an as-converted basis, 74.1% of the outstanding shares of ParAllele's preferred stock and 54.3% of the outstanding shares of ParAllele's common stock. As a result of the voting agreements executed by ParAllele's directors, executive officers and certain shareholders, approval by the ParAllele shareholders of the merger proposal is assured.

Voting of Proxies

        Voting Your Proxy.    You may vote in person at your meeting or by proxy. We recommend that you vote by proxy even if you plan to attend the special meeting. You can always change your vote at the special meeting if you so desire.

        Voting instructions are included on your proxy card. If you properly give your proxy and submit it to ParAllele in time to vote, one of the individuals named as your proxy will vote your shares as you have directed. You may vote for or against the proposal or abstain from voting.

        How to Vote by Proxy:    Complete, sign, date and return your proxy card in the enclosed envelope.

        If you submit your proxy but do not make specific choices, your proxy will follow the ParAllele board of directors' recommendations and your shares will be voted    "FOR" the approval and adoption of the merger agreement, the merger and the related transactions.

        Revoking Your Proxy.    You may revoke your proxy before it is voted by:

  •
  notifying ParAllele's Secretary in writing before the meeting that you have revoked your proxy at ParAllele BioScience, Inc., 7300 Shoreline Court, South San Francisco, California 94080, Fax: (650) 228-7437, Attention: Secretary; or

  •
  submitting a new proxy with a later date.

        Voting in person.    If you plan to attend the special meeting and wish to vote in person, we will give you a ballot at the meeting. You should realize that attendance at the special meeting, however, will not in and of itself constitute a revocation of a proxy. You must first send any written notice of revocation or subsequent proxy for delivery before the taking of the vote at the special meeting to ParAllele's Secretary at the address listed above.

        Assistance.    If you are a ParAllele shareholder who needs help in changing or revoking a proxy, please contact Bob Smith at the address or phone number provided in the section of this proxy statement/prospectus entitled "Questions and Answers About the Merger—Who Can Help Answer Your Questions" beginning on page 5.

        Effect of Abstaining.    You may abstain from voting on the proposal to approve and adopt of the merger and the merger agreement and the related transactions. The vote required to approve and adopt the merger agreement, the merger and the related transactions is (i) the affirmative vote of at least 50% of the outstanding shares of ParAllele's Series A preferred stock, Series B preferred stock and common stock, voting together as a single class on an as-converted basis, (ii) the affirmative vote of at least 50% of the outstanding shares of ParAllele's preferred stock and (iii) the affirmative vote of at least 50% of the outstanding shares of ParAllele's common stock. If, therefore, you mark your proxy "ABSTAIN" with respect to the proposal, you will be in effect voting against the proposal. In addition, your failure to send in your proxy will have the same effect as voting against the proposal.

        Do not send in any stock certificates with your proxy cards. The exchange agent for the merger will mail transmittal forms with instructions for the surrender of stock certificates representing

ParAllele shares to former ParAllele shareholders as soon as practicable after the completion of the merger.

Other Business; Adjournments

        ParAllele is not currently aware of any other business to be acted upon at the special meeting. If, however, any other matters are properly brought before the special meeting, or any adjournment of the special meeting, the persons named in the enclosed form of proxy, and acting under that proxy, will have discretion to vote or act on those matters in accordance with their best judgment, including to adjourn the meeting.

        Adjournments may be made for the purpose of, among other things, soliciting additional proxies. Any adjournment may be made from time to time by approval of the holders of shares representing a majority of the votes present in person or by proxy at the meeting, whether a quorum exists, without further notice other than by an announcement at the meeting. However, if you vote against the proposal, the proxies are not authorized to vote your shares for any adjournments, postponements, continuations or rescheduling of the special meeting, including for the purpose of soliciting additional proxies.

THE MERGER AND RELATED TRANSACTIONS

Background of the Merger

        In 2003, Affymetrix and ParAllele established a supply and collaborative research and development relationship, and in April 2004, the two companies entered into a development and commercialization agreement whereby Affymetrix acted as a non-exclusive distributor for certain ParAllele products.

        In the third quarter of 2004, the Affymetrix board of directors authorized management to contact ParAllele management for purposes of exploring a possible acquisition of ParAllele. In September 2004, Stephen Fodor, Founder, Chairman and Chief Executive Officer of Affymetrix, and other members of Affymetrix management contacted ParAllele and preliminary management-level dialogue between the two companies ensued regarding the potential business combination. On September 28, 2004, the companies entered into a mutual confidentiality and non-disclosure agreement.

        On October 5, 2004, and October 12, 2004, the ParAllele board of directors convened special meetings at which Dr. Naclerio, ParAllele's then President and Chief Executive Officer, provided an update on the discussions with Affymetrix. Representatives of Wilson Sonsini Goodrich & Rosati, Professional Corporation, outside counsel to ParAllele, also attended these meetings. The ParAllele board of directors authorized management to continue discussions with Affymetrix regarding a potential business combination and also recommended that management explore other potential strategic relationships concurrently with the Affymetrix discussions. Members of ParAllele management recommended that the company retain a financial advisor to support this process.

        On October 19, 2004, the ParAllele board of directors convened a special meeting. Representatives of Wilson Sonsini Goodrich & Rosati also attended this meeting. Dr Naclerio updated the board on status of the discussions with Affymetrix and discussed various options with respect to hiring a financial advisor. The board determined to form an advisory committee comprised of board members Dr. Naclerio, Mr. Ericson, Dr. MacQuitty and Ms. Samuels to consider strategic options for the company, including but not limited to potential equity financing opportunities and a potential business combination with Affymetrix.

        On October 22, 2004, the advisory committee held its first meeting. Representatives of Wilson Sonsini Goodrich & Rosati also attended this meeting. Dr. Naclerio provided an update on the ongoing discussions with Affymetrix and recommended several alternatives with respect to obtaining a strategic and financial advisor. After discussion, the advisory committee determined to retain the services of

Mr. Frederick Frank as a strategic consultant to assist in the discussions with Affymetrix and to explore other potential strategic alternatives. Mr. Frank, formerly Vice Chairman and Director at Lehman Brothers Inc., has extensive experience in advising companies involved in business combinations. ParAllele and Mr. Frank executed an engagement letter on November 5, 2004. Throughout the course of discussions with Affymetrix, Mr. Frank participated in negotiations on the general terms and conditions of the merger agreement, but the ParAllele board of directors did not consider any advice from Mr. Frank as to the fairness to ParAllele shareholders of the per share value of the merger consideration in determining whether to recommend that ParAllele shareholders vote in favor of the merger.

        On November 11, 2004, a regular meeting of the ParAllele board of directors was held at which Dr. Naclerio presented an update on the strategic discussions with Affymetrix. Representatives of Wilson Sonsini Goodrich & Rosati also attended this meeting. The board discussed a variety of strategic alternatives potentially available to the company, including:

  •
  seeking to obtain equity financing from an outside third party or exercising some or all of the company's outstanding "put" right to require certain existing shareholders to purchase additional shares of Series B preferred stock, in each case to support the company's ability to execute on a stand-alone basis;

  •
  seeking to enter into an exclusive distribution relationship with Affymetrix or another partner; and

  •
  selling all or part of the company.

The board took a variety of factors and considerations into account when discussing these strategic alternatives, including the company's cash position, the performance of the company's business, the financial resources required for the company to succeed on a stand-alone basis and the benefits to be obtained from partnering with or joining a larger entity. After discussion, the board directed management to seek third party equity financing that would allow the company to pursue a stand-alone strategy, while at the same time remaining open to considering merger proposals from Affymetrix or other companies that included an acceptable valuation of ParAllele.

        Over the course of the next 30 days, ParAllele management had several meetings with various potential strategic partners, and on December 9, 2004, Dr. Naclerio received an indication of interest from Affymetrix relating to a proposed business combination.

        At a meeting of the ParAllele board of directors convened on December 17, 2004, Dr. Naclerio updated the board on the status of the company's fundraising efforts, operations, the indication of interest from Affymetrix, and on other strategic alternatives being pursued, including a long-term strategic relationship or merger with another entity, who is referred to in this discussion as "Company B." Representatives of Wilson Sonsini Goodrich & Rosati also attended this meeting. The board of directors authorized management to communicate an indication of interest to Affymetrix and also to continue exploring other potential strategic alternatives.

        Throughout the first quarter of 2005, discussions between Affymetrix and ParAllele continued, and Affymetrix commenced preliminary business and legal due diligence on ParAllele. Additionally, throughout this period ParAllele continued to discuss with Company B the possibility of a merger or long-term strategic relationship between the parties. Although no written proposals, binding or non-binding, were exchanged between the parties during this period, ParAllele and Company B discussed a wide variety of potential transactions, including equity investments, commercial relationships and an acquisition of ParAllele.

        At the January 14, 2005, regular meeting of ParAllele's board of directors, Dr. Naclerio provided an update on the status of management's exploration of strategic alternatives, including the discussions with Affymetrix, discussions with other companies and the terms of a non-binding third equity financing proposal from a venture capital firm. Representatives of Wilson Sonsini Goodrich & Rosati also attended this meeting. The board directed management to continue exploring the potential strategic alternatives available to the ParAllele, including negotiating to obtain more favorable terms from Affymetrix and for a third party equity financing.

        Over the next several months, ParAllele management continued to engage in discussions with multiple parties, including Affymetrix, relating to a variety of potential strategic relationships, and over the next several weeks, ParAllele continued to engage in discussions relating to a third party equity financing proposal in an attempt to negotiate financial and other terms that would be acceptable to the ParAllele board. Throughout this period, the ParAllele advisory committee and the ParAllele board of directors met frequently, both formally and informally, to remain apprised of the status of, and involved in, the ongoing negotiations relating to the potential strategic transactions being explored.

        On February 10, 2005, members of the ParAllele management team and Mr. Frank met with members of the Affymetrix management team and representatives of Affymetrix' financial advisor, JP Morgan & Co. The parties discussed the general terms of a potential business combination between the two companies and Affymetrix indicated an interest to purchase all of the outstanding shares of ParAllele. ParAllele agreed to present the indication of interest to its board of directors and the parties commenced more formal legal and business due diligence.

        After discussion at a February 17, 2005, meeting, the advisory committee determined to communicate a revised indication of interest to Affymetrix that included, among other things, a higher valuation of ParAllele. Over the course of the next week, the parties continued to negotiate in an attempt to reach mutually agreeable terms for a business combination.

        On March 8, 2005, Affymetrix and ParAllele signed a supplemental confidentiality and non-disclosure agreement covering highly confidential materials that were to be disclosed in the next phase of due diligence between the parties.

        On March 14, 2005, certain ParAllele directors met to discuss a proposed interim financing that would involve ParAllele issuing convertible notes to certain existing investors.

        On March 15, 2005, a regular meeting of the ParAllele board of directors was convened. Representatives of Wilson Sonsini Goodrich & Rosati also attended this meeting. ParAllele's board of directors discussed generally the various strategic alternatives available to the company, including pursuing a stand-alone strategy, the possibility of ParAllele being acquired and the possibility of completing an equity financing pursuant to the terms of the non-binding proposal from a venture capital firm discussed at the board's January 14, 2005, meeting. Dr. Naclerio updated the board on the status of the ongoing discussions with various parties, including Affymetrix, surrounding various potential strategic alternatives. The board and management noted that ParAllele would need to raise additional capital to finance its operations if it pursued a stand-alone strategy. The board also noted that even if ParAllele reached an agreement to be acquired by Affymetrix or another potential acquisition partner, the closing of that transaction might not occur for several months after execution of a definitive agreement and as a result, ParAllele would need to raise additional capital to finance its operations in the near-term regardless of the outcome of the negotiations with Affymetrix.

        Dr. Naclerio then reviewed the terms of the equity financing proposal and a proposal from certain of the company's existing investors pursuant to which the company would enter into a convertible note financing that would provide near-term funding. It was contemplated that the proceeds from the convertible note financing would provide working capital for operations until an acquisition could be completed or until another long-term strategy was identified. The ParAllele board of directors noted that board members Mr. Ericson, Ms. Samuels and Dr. MacQuitty, who are referred to as the interested directors, were affiliated with existing shareholders that would be participating in the proposed convertible note financing and held in the aggregate a majority of the outstanding capital stock of ParAllele on an as-converted to common stock basis, and would therefore have a financial interest in the convertible note financing. The board also considered:

  •
  the timeframe in which the convertible note financing could be completed to satisfy the company's short-term need for cash;

  •
  that the notes accrued interest at 7%, which it determined to be a market rate for comparable transactions;

  •
  the lack of certainty as to whether ParAllele and Affymetrix, or any other third party, would be able to reach mutually agreeable terms for a merger;

  •
  the uncertainty as to the potential value of the consideration that might be issued in any such merger transaction;

  •
  that under the convertible financing proposal, the notes would be convertible into shares of ParAllele Series B preferred stock upon completion of a merger or similar change of control transaction and the resulting potential return on investment for the purchasers of notes upon completion of such transaction; and

  •
  that the third party equity financing proposal would require the company to raise more money than it anticipated needing the near-term while it explored potential strategic alternatives and would also result in the greater dilution to the company's existing shareholders than the convertible note financing.

The board also considered whether to exercise the company's outstanding "put" right to require certain existing shareholders to purchase additional shares of Series B preferred stock, but ultimately determined to amend the "put" right so that it would survive the issuance of the notes and remain available to the company in the future if it needed to raise additional capital.

        After due consideration, the board, including both the interested board members and the disinterested board members, found the proposed convertible note financing to be fair and reasonable, and the ParAllele board members, other than the interested directors, unanimously approved the convertible note financing and the issuance by ParAllele of the notes. The board also determined at this point, based primarily on the financial terms of the equity financing proposal and the risks relating to, and resources required for, a stand-alone strategy, that it was advisable for ParAllele to attempt to implement the merger with Affymetrix or a long-term strategic relationship with Company B. As a result, the board directed management to focus on discussions with Affymetrix and another potential strategic partner, but not to continue actively pursuing additional third party equity financing pending the outcome of these discussions.

        In late March 2005, Affymetrix provided ParAllele with an initial draft of the merger agreement. Also in late March 2005, ParAllele issued approximately $6.0 million in aggregate principal amount of 7% Convertible Promissory Notes, which are referred to as the Notes, to entities affiliated with the following ParAllele shareholders: Abingworth Management, Versant Ventures, MDV Partners and Index Ventures.

        On March 24, 2005, and again on March 31, 2005, the ParAllele board of directors convened special telephonic meetings at which Dr. Naclerio updated the board on the status of the ongoing discussions surrounding ParAllele's potential strategic alternatives. Representatives of Wilson Sonsini Goodrich & Rosati also attended these meetings. At the March 31, 2005, meeting, the ParAllele board of directors also discussed the need to provide retention incentives for ParAllele management and employees. The board authorized an amendment to the company's stock option plan to provide all employees with 12 months' accelerated vesting in the event of termination of employment for cause or involuntary termination of employment within one year following a change of control transaction.

        In early April 2005, ParAllele and its advisors responded to the initial draft merger agreement, and throughout April and May, both companies and their advisors held numerous meetings and conference calls to negotiate the terms of the merger and to complete due diligence.

        On April 5, 2005, the ParAllele board of directors convened a special meeting. Representatives of Wilson Sonsini Goodrich & Rosati also attended this meeting. Mr. Ericson and Dr. Naclerio updated the board on the status of the discussions surrounding ParAllele's potential strategic alternatives and the board determined to create an informal committee consisting of ParAllele directors Mr. Ericson, Dr. Went and Dr. Willis to lead negotiations with Affymetrix and explore other strategic alternatives. This committee convened telephonically several times per week throughout the remaining course of negotiations with Affymetrix, with other board members, management, legal advisors, and Mr. Frank participating when appropriate.

        Throughout April and May 2005, up until shortly before the merger agreement was executed, ParAllele continued to explore other potential strategic alternatives in addition to the proposed merger with Affymetrix. Additionally, on April 7, April 13, April 27, May 10, May 17 and May 27, 2005, the ParAllele board of directors convened meetings to discuss the status of the discussions surrounding ParAllele's potential strategic alternatives, including the proposed merger with Affymetrix and discussion with Company B. During this period, a representative of Wilson Sonsini Goodrich & Rosati discussed with the ParAllele board of directors its fiduciary duties as well as future board processes in connection with the board's consideration of the proposed Affymetrix transaction.

        On April 12, 2005, ParAllele received a non-binding indication of interest from Company B relating to a proposed strategic relationship that provided for an equity investment from Company B coupled with a strategic commercial relationship between the parties. The indication of interest also included an option for Company B to acquire ParAllele at some point in the future based upon a predetermined set of circumstances.

        Throughout subsequent discussions with Company B, ParAllele attempted to negotiate more favorable terms for the investment and to obtain a right for ParAllele to require Company B to acquire ParAllele at some point in the future based upon a predetermined set of circumstances. No binding proposal was ever exchanged between ParAllele and Company B and they never reached agreement on the terms of the investment, the commercial relationship or the circumstances surrounding the terms of a future acquisition transaction.

        The ParAllele board of directors believed that the overall terms of the merger with Affymetrix were more generally favorable to ParAllele and its shareholders than what was being negotiated with Company B, and also noted that even if ParAllele could reach agreement on the terms of a proposal that provided for an acquisition of ParAllele by Company B at some point in the future based upon predetermined circumstances, the acquisition of ParAllele by Company B might never occur. In any event, under such a structure ParAllele would remain subject to all the risks of operating as a stand-alone entity for at least some period of time. Additionally, the merger negotiations between ParAllele and Affymetrix appeared to be nearly complete. As a result, the ParAllele board determined to finalize the merger with Affymetrix.

        Shortly before the merger agreement was finalized, Affymetrix determined that there would not be continuing roles of employment for ParAllele's then chief executive officer Nicholas J. Naclerio, Ph.D., and ParAllele's Vice President of Intellectual Property, Steve Macevicz, Ph.D. As a result, ParAllele entered into separation agreements with Dr. Naclerio and Dr. Macevicz, the terms of which are described under "The Merger—Interests of Certain Persons in the Merger" beginning on page 43. Pursuant to the terms of the merger agreement, the cash severance amounts payable to Drs. Naclerio and Macevicz upon completion of the merger will represent approximately $271,000 of the expected $1.5 million cash expenses adjustment to the aggregate merger consideration. Additionally, in the week prior to execution of the merger agreement, Affymetrix held discussions with ParAllele executive officers Thomas D. Willis, Ph.D., Elizabeth Krodel, Ph.D. and Aaron Solomon to determine the role of these individuals following the merger. These discussions took place on an individual basis, separate and apart from the merger negotiations, and did not impact the terms of the merger or the amount or value of the aggregate consideration to be received by ParAllele shareholders in the merger.

        Having been apprised of the status and proposed terms of the merger at several prior meetings, the Affymetrix board of directors met on May 26, 2005, to review the material terms of the transaction and remaining open issues. Dr. Fodor led Affymetrix' management in discussing the relative merits and risks of the proposed acquisition, and the proposed resolutions for the remaining open issues. At the conclusion of the meeting, the Affymetrix board of directors unanimously approved the terms of the merger agreement, the merger and the transactions contemplated thereby and authorized management to enter into the merger agreement and related agreements on behalf of Affymetrix.

        On May 27, 2005, the ParAllele board of directors convened a special meeting and received an update from Mr. Ericson on the status of discussions surrounding the proposed merger with Affymetrix. Representatives of Wilson Sonsini Goodrich & Rosati also attended this meeting. The board also discussed the other potential strategic alternatives explored by management in recent months. Thereafter, a representative of Wilson Sonsini Goodrich & Rosati provided a detailed overview of the key terms of the proposed Affymetrix transaction and discussed with the ParAllele board of directors its fiduciary duties in connection with the board's consideration of the proposed Affymetrix transaction.

        On the morning of May 31, 2005, the ParAllele board of directors convened a special meeting. Representatives of Wilson Sonsini Goodrich & Rosati also attended this meeting. Having been kept appraised of the status and proposed terms of the merger agreement through prior meetings, a representative of Wilson Sonsini Goodrich & Rosati reviewed in detail the terms of the merger agreement and the proposed merger. After discussion, the ParAllele board of directors unanimously approved the merger with Affymetrix and authorized management to execute the merger agreement and related documents. Throughout the morning, both companies' management and legal advisors finalized the merger documents and related agreements and on the afternoon of May 31, 2005, the merger agreement was executed and the merger was jointly announced.

        On August 31, 2005, ParAllele and the holders of the Notes amended the terms of the Notes to provide that in the event ParAllele is subject to a change of control as a result of the merger, the outstanding principal amount of and all accrued interest under each Note shall automatically convert into that number of shares of ParAllele Series B preferred stock that, when converted into the right to receive a portion of the merger consideration pursuant to the merger agreement, will entitle the holder thereof to receive an amount of merger consideration with a value equal to the outstanding principal amount under each Note at such time. The terms of the Notes with regard to a change of control transaction other than the merger remain the same. On September 1, 2005, the merger agreement was amended to remove the condition to completion of the merger that required ParAllele to obtain disinterested shareholder approval of the issuance of the Notes and the waiver or exercise of preemptive rights by, or issuance of shares of ParAllele Series B preferred stock to, certain ParAllele shareholders. The amendment also clarifies that ParAllele shareholders will not be obligated under the merger agreement to indemnify Affymetrix for any losses it may suffer in connection with claims relating to the issuance of the Notes or the subsequent amendment and conversion of the Notes upon completion of the merger with Affymetrix.

        In determining to approve the amendment to the Notes and the amendment to the merger agreement, the ParAllele board of directors noted the lack of certainty surrounding completion of the merger resulting from the disinterested shareholder approval requirement, as well as the complexity and potential delay associated with the issuance of shares of ParAllele Series B preferred stock to certain ParAllele shareholders in satisfaction of preemptive rights. The ParAllele board also noted that the company's cash position was declining, and that depending on the timing of the completion of the merger, ParAllele might need to borrow additional interim financing to continue to finance its operations until the merger was completed. After due consideration, the board determined that the amendment to the Notes and the related merger agreement amendment were in the best interests of ParAllele and its shareholders because the amendments were likely to increase the likelihood of completion of the merger and to result in the merger being completed in a more expedited timeframe.

        On October 5, 2005, Affymetrix and ParAllele entered into a second amendment to the merger agreement pursuant to which the parties agreed to extend the date upon which the merger agreement may be terminated if the merger has not yet been completed from October 31, 2005, to December 15, 2005. This termination right may be exercised only by a party that has not breached the merger agreement.

Reasons for the Merger

        The boards of directors of Affymetrix and ParAllele consulted with their respective management teams and advisors with respect to numerous considerations regarding the proposed merger, and determined that the merger is in the best interests of their respective stockholders. In considering the merger, the boards found the following factors and reasons to be most important:

  •
  the combination of Affymetrix' well-established DNA microarray business and market presence with ParAllele's innovative genetic assays will strengthen Affymetrix' research and development capabilities, accelerate the development and commercialization of new products and create greater opportunities for market penetration and revenue generation;

  •
  the merger will combine Affymetrix' and ParAllele's experienced research and development teams, thereby enhancing the possibilities for technological innovation and increasing Affymetrix' assay development capabilities; and

  •
  the successful track record of collaboration in research, development and distribution between the companies since 2003.

In addition, the ParAllele board considered:

  •
  the considerable financial resources available from Affymetrix to help develop the ParAllele business;

  •
  the prospects for ParAllele's growth and profitability as a stand-alone company and the risks related to such growth and profitability;

  •
  the company's cash position;

  •
  the recent performance of ParAllele's business;

  •
  the capital requirements to operate ParAllele's business on a going-forward basis;

  •
  the terms on which additional funding might be available to ParAllele and the related dilution that existing shareholders would suffer as a result of obtaining such additional funding;

  •
  the aggregate value of the merger consideration payable to ParAllele shareholders pursuant to the merger agreement;

  •
  the fact that the ParAllele shareholders may have the opportunity to receive stock in the merger, which provides them the opportunity to participate in the potential growth of the combined company following the merger as stockholders of Affymetrix and the opportunity to hold publicly traded stock;

  •
  the fact that the merger is structured such that ParAllele shareholders will not be immediately taxed on merger consideration consisting of Affymetrix common stock, and the ability under the merger agreement to adjust the stock component of the merger consideration to preserve such tax treatment;

  •
  the conditions to completion of the merger, in particular the likelihood of obtaining the necessary regulatory and shareholder approvals;

  •
  current financial market conditions and historical market prices, volatility and trading information with respect to Affymetrix common stock;

  •
  the interests that certain executive officers and directors of ParAllele may have with respect to the merger. See the section of this proxy statement/prospectus entitled "Interests of Certain Persons in the Merger" beginning on page 43; and

  •
  the strategic alternatives available to ParAllele discussed above under "Background to the Merger."

        The respective boards of directors also considered a number of potential risks and uncertainties related to the merger, including:

  •
  the risk that the potential benefits of the merger may not be realized;

  •
  the risk that Affymetrix may be unable to retain key scientific personnel of the combined company;

  •
  the risk of unexpected expenses or liabilities associated with the merger; and

  •
  the risk of adverse reactions of ParAllele vendors or customers to the acquisition and combination of the businesses.

        After carefully considering the totality of circumstances described above, including the potential benefits and risks of the proposed merger, both boards of directors unanimously approved the merger and determined it is in the best interests of their respective stockholders. The ParAllele board of directors did not obtain a fairness opinion from a financial advisor in connection with its evaluation of the merger.

On the basis of the foregoing, the ParAllele board of directors unanimously recommends that ParAllele shareholders vote FOR approval and adoption of the merger agreement, the merger and the related transactions.

        The above discussion of material factors considered by the respective boards of directors is not intended to be exhaustive, but does set forth the principal factors considered by the Affymetrix and ParAllele boards of directors. The respective boards of directors reached a unanimous conclusion to approve the merger agreement, the merger and the related transactions in light of the various factors described above and other factors that each board member felt were appropriate. In view of the wide variety of factors considered by each board of directors in connection with its evaluation of the merger and the complexity of these matters, neither board considered it practical, and did not attempt, to quantify, rank or otherwise assign relative weights to the specific factors it considered in reaching its decision. Rather, each board of directors made its determination based on the totality of the information presented to and the investigation conducted by it, and the judgments of individual members of the board of directors may have been influenced to a greater or lesser degree by different factors.

Interests of Certain Persons in the Merger

  Interests of Executive Officers and Directors of ParAllele in the Merger

        In considering the recommendation of the ParAllele board of directors to approve and adopt the merger agreement, the merger and the related transactions, ParAllele shareholders should be aware that each of the ParAllele executive officers and directors have interests in the merger that may be different than, or in addition to, the interests of ParAllele shareholders generally. The names and titles of the individuals who are directors and/or executive officers of ParAllele and who are known to have these additional interests are listed below. ParAllele's board of directors was aware of these interests and considered them, among other matters, in approving the merger. These interests relate to or arise from, among other things:

  •
  the continued indemnification of, and provision of directors' and officers' liability insurance coverage to, ParAllele directors and officers following the merger;

  •
  accelerated vesting of stock options upon completion of the merger;

  •
  accelerated vesting of restricted stock awards upon completion of the merger;

  •
  severance agreements entered into by some of ParAllele's current executive officers;

  •
  the employment of certain ParAllele executive officers by Affymetrix following completion of the merger; and

  •
  conversion of the outstanding principal amount of and all accrued interest under the Notes issued by ParAllele to certain shareholders who have designated representatives on ParAllele's board of directors.

  Indemnification; Directors' and Officers' Liability Insurance

        Affymetrix has agreed that, for a period of six years following completion of the merger, the indemnification obligations set forth in ParAllele's articles of incorporation and bylaws and any ParAllele indemnification agreements will survive. Toward this end, Affymetrix will cause the articles of incorporation and bylaws of the surviving corporation of the merger to reflect provisions at least as favorable as the indemnification, exculpation and advancement of expenses provisions contained in ParAllele's articles of incorporation and bylaws in effect on the date of the merger agreement and for a period of six years following completion of the merger, Affymetrix will not amend, repeal or otherwise modify such articles of incorporation or bylaws in any manner that would adversely affect the indemnification rights of any individual who, at the time of completion of the merger, was protected under indemnification provisions in any of these ParAllele documents.

        In addition, prior to completion of the merger, ParAllele intends to purchase a six-year prepaid extension of its existing directors' and officers' liability insurance policy. Affymetrix has agreed that the actual cost of such policy up to $50,000 will not result in an adjustment to the consideration payable to ParAllele shareholders in the merger, and that it will maintain the policy in full force and effect for six years following completion of the merger. Pursuant to the merger agreement, the terms and conditions of such policy may not be more advantageous to the affected beneficiaries than the terms of ParAllele's current directors' and officers' liability insurance policy.

  Acceleration of Stock Options

        Non-Employee Directors.    All outstanding options to purchase ParAllele common stock held by non-employee directors will become fully vested and exercisable in connection with the merger and will terminate following completion of the merger if not exercised. Additionally, to the extent a non-employee director has "early exercised" his or her options, any right of repurchase in favor of

ParAllele existing with respect to the shares issued upon such early exercise may lapse upon completion of the merger depending on certain determinations by Affymetrix with respect to the restricted shares. The following table identifies for each non-employee director, as of September 15, 2005, the aggregate number of his or her shares subject to unvested options that will become fully vested and exercisable in connection with the merger (or if applicable, shares subject to a right of repurchase that will fully lapse), the weighted average exercise price of his or her unvested options (or shares) that will be accelerated in the merger and the value of such accelerated options (or shares):

Name of Director	Number of Shares Subject to Outstanding Options	Aggregate Shares Subject to Unvested Options/Repurchase Right to be Accelerated in the Merger		Weighted Average Exercise Price of Unvested Options/ Restricted Shares	Estimated Value of Unvested Options/Restricted Shares to be Accelerated in the Merger(1)
Ronald W. Davis, Ph.D.	24,000	24,334	(2)	$0.20	$118,020	(3)
William Ericson	24,000	12,000		$0.25	$57,600
Jonathan MacQuitty, Ph.D(4)	—	1,000	(5)	$0.12	$4,930
Andre Marion	36,000	17,000		$0.24	$81,770
Camille Samuels	24,000	1,000		$0.12	$4,930
Gregory T. Went, Ph.D.	—	3,000	(5)	$0.12	$14,790

(1)
Illustrates the estimated economic value of all unvested options or, where applicable, shares subject to a right of repurchase, held by each non-employee director assuming the acceleration of all such unvested options or shares in the merger and the exercise of such options. Unless otherwise indicated, calculated for each non-employee director by multiplying the shares subject to unvested options or, where applicable, shares subject to a right of repurchase, by the difference between the estimated value of the merger consideration per share of ParAllele common stock ($5.05, which assumes the aggregate merger consideration payable to ParAllele shareholders is $120.7 million, that such amount will not be adjusted for changes in ParAllele's working capital prior to the closing or otherwise) and the weighted average exercise price of such unvested options or the per share exercise price paid for the shares subject to a right of repurchase, as the case may be. The aggregate consideration payable to ParAllele shareholders is subject to adjustment pursuant to the merger agreement and cannot be determined until the closing of the merger.

(2)
Includes 8,334 shares of common stock that were issued to Dr. Davis in 2001 pursuant to a restricted stock purchase agreement and that remain subject to a right of repurchase in favor of ParAllele that lapses over time upon the achievement of certain time and performance milestones. Pursuant to this restricted stock purchase agreement, if Dr. Davis' status as a service provider with ParAllele or its successor (Affymetrix, if the merger is completed) is terminated without "cause" or is "constructively terminated" (as such terms are defined in the restricted stock purchase agreement) at any time after the merger, the right of repurchase with respect to all of these shares shall lapse.

(3)
Calculated for Dr. Davis by adding (i) the product obtained from by multiplying his shares subject to unvested options to be accelerated in the merger by the difference between the estimated value of the merger consideration per share of ParAllele common stock, which is $5.05, and the weighted average exercise price of such unvested options, and (ii) the product obtained by multiplying his shares subject to a right of repurchase by the difference between the estimated value of the merger consideration per share of ParAllele common stock, which is $5.05, and the per share exercise price paid for the shares subject to a right of repurchase.

(4)
Dr. MacQuitty "early exercised" his options in February 2002 and received shares of common stock subject to a right of repurchase in favor of ParAllele that lapses over time based on Dr. MacQuitty's continued status as a service provider of ParAllele. In May 2002, Dr. MacQuitty transferred ownership of these shares to entities related to Abingworth Management, although the shares remained subject to the right of repurchase.

(5)
Represents shares of common stock issued upon "early exercise" of options that remain subject to a right of repurchase in favor of ParAllele. Any right of repurchase with respect to remaining restricted shares may lapse upon completion of the merger depending on certain determinations by Affymetrix with respect to such restricted shares.

        Executive Officers.    Upon completion of the merger, all ParAllele employee stock options will be assumed by Affymetrix, regardless of whether such options are vested or exercisable. Additionally, certain options to purchase shares of ParAllele common stock granted to executive officers of ParAllele will accelerate in connection with the merger under specified circumstances. Specifically, ParAllele's 2001 Stock Option Plan was amended in March 2005 to provide that in the event any employee is terminated, by ParAllele or its successor, without "cause" or as a result of an "involuntary termination" during the period starting on the date a definitive agreement providing for a change of control of ParAllele is executed and ending on the earlier of (i) the termination or expiration of such definitive agreement or (ii) the one-year anniversary of the completion of such change of control, then that employee shall receive accelerated vesting of that number of shares that would have vested had an option holder continued as a service provider of ParAllele for an additional one-year period from the date of such termination. Also, as more fully described below, certain ParAllele executive officers will be entitled to accelerated vesting of specified options pursuant to severance agreements entered into in connection with the merger agreement.

        The terms "cause" and "involuntary termination" are generally defined in the option agreements as follows:

  •
  "Cause" means:

  •
  any act of personal dishonesty taken by the employee in connection with his or her responsibilities as an employee and intended to result in substantial personal enrichment of the employee;

  •
  the employee's conviction of a felony;

  •
  a willful act by the employee which constitutes gross misconduct and which is injurious to the successor corporation; or

  •
  following delivery to the employee of a written demand for performance from the successor corporation which describes the basis for the successor corporation's belief that the employee has not substantially performed his or her duties, continued violations by the employee of the employee's obligations to the successor which are demonstrably willful and deliberate on the employee's part.

  •
  "Involuntary termination" means:

  •
  a significant reduction of the employee's duties or responsibilities, relative to the employee's duties or responsibilities as in effect immediately prior to the merger;

  •
  a material reduction in the total compensation of the employee as in effect immediately prior to the merger other than as part of a general reduction in salaries or for Cause; or

  •
  the relocation of the employee to a facility or a location more than thirty (30) miles from the employee's then present location that results in a commute of more than fifty (50) miles from the employee's then present home.

        The following table identifies, for each ParAllele executive officer, as of August 15, 2005, unless otherwise indicated, the aggregate number of shares subject to his or her outstanding ParAllele options, the aggregate number of his or her shares subject to unvested options, the weighted average exercise price of his or her unvested options, the estimated number of unvested shares subject to potential acceleration and the estimated value of such shares:

Name of Officer	Number of Shares Subject to Outstanding Options	Aggregate Shares Subject to Unvested Options/ Repurchase Right		Weighted Average Exercise Price of Unvested Options/ Restricted Shares		Estimated Number of Unvested Shares Subject to Potential Acceleration		Estimated Value of Unvested Options/Restricted Shares Subject to Potential Acceleration(1)
Thomas D. Willis, Ph.D.	144,590	122,711		$0.48		55,627		$254,215
Elizabeth Krodel, Ph.D.	225,000	154,688		$0.35		56,250	(2)	$264,375
Aaron Solomon	180,000	116,250		$0.35		45,000		$211,500
Steve Macevicz, Ph.D.	180,000	180,000		$0.75		78,750	(3)	$338,625
Nicholas J. Naclerio, Ph.D(4)	—	456,706	(5)	$0.15	(5)	456,706	(5)	$2,237,859

(1)
Calculated for each executive officer by multiplying the number of shares that would have vested had the executive officer continued as a service provider for an additional one-year period from the date of termination by the difference between the estimated value of the merger consideration per share of ParAllele common stock ($5.05, which assumes the aggregate merger consideration payable to ParAllele shareholders is $120.7 million, that such amount will not be adjusted for changes in ParAllele's working capital prior to the closing or otherwise) and either the weighted average exercise price of unvested options or the per share exercise price paid for the shares subject to a right of repurchase, as the case may be. The aggregate amount consideration payable to ParAllele shareholders is subject to adjustment pursuant to the merger agreement and cannot be determined until the closing of the merger.

(2)
Pursuant to the terms of the severance agreement described below and subject to completion of the merger, assuming Dr. Krodel's employment is not terminated for cause (as defined in the severance agreement) and Dr. Krodel remains employed with Affymetrix for at least six but fewer than 12 months, upon termination of employment she will be entitled to receive accelerated vesting on any unvested options equivalent to 12 months of additional service and therefore such unvested options subject to acceleration are included in the estimated value calculation. Dr. Krodel would also receive this accelerated vesting if her employment with Affymetrix is terminated by Affymetrix without cause within the six months following the completion of the merger.

(3)
Pursuant to the severance agreement described below, upon the completion of the merger Mr. Macevicz will resign and receive accelerated vesting equivalent to an additional 12 months of additional service, which vesting is included in the estimated value of his unvested shares subject to potential acceleration.

(4)
On June 10, 2005, Dr. Naclerio resigned from his position as President and Chief Executive Officer of ParAllele. As of the date of this proxy statement/prospectus, Dr. Naclerio was acting as a consultant to ParAllele.

(5)
Represents shares held by Dr. Naclerio that were issued upon "early exercise" of options at an exercise price of $0.15 per share that were subject to a right of repurchase in favor of ParAllele as of June 9, 2005. Pursuant to the severance agreement described below, the right of repurchase with respect to 210,787 of those shares lapsed on June 10, 2005 and the right of repurchase with respect to the remaining 298,616 shares will lapse upon completion of the merger. The estimated value includes all shares that have been or will potentially be accelerated in conjunction with the closing of the merger.

  Executive Officer Severance Arrangements

        Concurrent with the execution of the merger agreement on May 31, 2005, ParAllele entered into agreements that provide severance benefits to Nicholas J. Naclerio, Ph.D. and Steve Macevicz, Ph.D. The material terms of these agreements are described below.

        Dr. Naclerio.    On June 10, 2005, Dr. Naclerio resigned from his position as President and Chief Executive Officer of ParAllele. Effective upon Dr. Naclerio's resignation, he was credited with 12 months of accelerated vesting on his restricted stock, which resulted in ParAllele's right of repurchase with respect to 210,787 shares lapsing. Additionally, upon completion of the merger, the right of repurchase with respect to all shares of restricted stock held by Dr. Naclerio will lapse, which is expected to result in ParAllele's right of repurchase with respect to an additional 298,616 shares lapsing. The estimated value of Dr. Naclerio's accelerated shares is included in the table above. Additionally, beginning on June 10, 2005, Dr. Naclerio became entitled to receive cash severance payments equal to 12 months of his base salary immediately prior to his resignation, payable at a rate of $22,916 per month, less applicable withholdings, over twelve months in accordance with normal payroll practices. Dr. Naclerio is also entitled to reimbursement of COBRA health care premiums for a period of 12 months. The value of Dr. Naclerio's cash severance payments and COBRA reimbursements is not included in the table above.

        Further, Dr. Naclerio and ParAllele entered into a consulting agreement pursuant to which Dr. Naclerio agreed to provide consulting services for a period of up to six months. The services to be provided under this agreement cover transition matters relating to Dr. Naclerio's resignation from employment and integration services relating to the merger, in each case as requested by ParAllele. As compensation for performance of these services, Dr. Naclerio will receive $135.00 per hour plus payment of reasonable expenses incurred. The value of any payments received by Dr. Naclerio for the consulting services is not included in the table above.

        Dr. Macevicz.    Pursuant to his severance agreement, Dr. Macevicz agreed to resign from his position as ParAllele's Vice President of Intellectual Property upon completion of the merger, at which time he will become entitled to receive 12 months of accelerated vesting on any unvested options (which is expected to represent 78,750 ParAllele shares) and cash severance payments totaling $87,500, less applicable withholdings, which amount is equal to six months of his current base salary and which is payable over six months in accordance with normal payroll practices. The estimated value of Dr. Macevicz's accelerated shares is included in the table above, but the value of his cash severance payments is not included in the table.

  Employment of Certain ParAllele Executive Officers by Affymetrix following Completion of the Merger

        Elizabeth Krodel, Ph.D., Aaron Solomon and Thomas D. Willis, Ph.D. have each received and accepted employment offer letters from Affymetrix, the terms of which are subject to completion of the merger. In addition, Dr. Krodel, Mr. Solomon and Dr. Willis will be entitled to the following benefits that are not included in the table above:

  •
  Dr. Krodel's offer letter provides that she will receive an annual base salary of $200,000, that her target annual bonus amount will be 30% of her base salary and that Affymetrix will recommend that its board of directors approve the grant to her of an option to purchase 10,000 shares of Affymetrix common stock;

  •
  Mr. Solomon's offer letter provides that he will receive an annual base salary of $168,000 and that he will participate in Affymetrix sales commission plan; and

  •
  Dr. Willis' offer letter provides that he will receive an annual base salary of $215,000, that his target annual bonus amount will be 30% of his base salary and that Affymetrix will recommend that its board of directors approve the grant to him of an option to purchase 30,000 shares of

    Affymetrix common stock with a strike price equal to the fair market value of Affymetrix' common stock on the date of the grant.

        Additionally, ParAllele entered into an agreement with Dr. Krodel pursuant to which she agreed to resign from her position as ParAllele's Senior Vice President of Product Development and Operations upon completion of the merger and accept an offer of employment extended by Affymetrix. Thereafter, if Dr. Krodel's employment is not terminated for cause (as defined in the severance agreement) and if Dr. Krodel remains employed with Affymetrix for at least six but fewer than 12 months, then upon termination of employment by Affymetrix without cause she will become entitled to receive 12 months of accelerated vesting on any unvested options (which is expected to represent approximately 5,750 shares of Affymetrix common stock after giving effect to the conversion adjustments required upon completion of the merger) and cash severance payments totaling $95,000, less applicable withholdings, which amount is equal to six months of her current base salary and which is payable over six months in accordance with normal payroll practices. Dr. Krodel would also receive this accelerated vesting if her employment with Affymetrix is terminated by Affymetrix without cause within six months following the completion of the merger. The estimated value of Dr. Krodel's accelerated vesting is included in the table above, but the cash severance payments are not included in the table.

  Related Parties

        Board members Mr. Ericson, Ms. Samuels and Dr. MacQuitty are affiliated with, and serve as the designated ParAllele board representatives of, ParAllele shareholders MDV Partners, Versant Ventures and Abingworth Management, respectively. These shareholders own an aggregate of 10,961,910 shares of ParAllele capital stock (excluding any shares of capital stock issuable upon conversion of the Notes), all of which will be converted into the right to receive the consideration payable to ParAllele shareholders in the merger. Based on an assumed per share value of the merger consideration of $5.05, these shareholders are expected to receive an aggregate of approximately $55,357,646 worth of merger consideration.

  Convertible Promissory Notes

        In March 2005, ParAllele issued approximately $6.0 million in aggregate principal amount of the Notes to entities affiliated with Abingworth Management, Versant Ventures, MDV Partners and Index Ventures. ParAllele board members Mr. Ericson, Ms. Samuels and Dr. MacQuitty are affiliated with, and serve as the designated ParAllele board representatives of, MDV Partners, Versant Ventures and Abingworth Management, respectively. Under the terms of the Notes as originally issued, immediately prior to the completion of a change of control transaction, the outstanding principal amount of, and all accrued interest under, the Notes would have converted into shares of ParAllele's Series B preferred stock at a per share price equal to $2.31. Thereafter, pursuant to the terms of the merger agreement, all such shares of Series B preferred stock would have been deemed converted into ParAllele common stock and into the right to receive the consideration payable to ParAllele shareholders in the merger. However, as a result of the amendments to the Notes and the merger agreement entered into on August 31, 2005, and September 1, 2005, respectively, upon completion of the merger, the outstanding principal amount of and all accrued interest under each Note will automatically convert into that number of shares of ParAllele Series B preferred stock that, when converted into the right to receive a portion of the merger consideration pursuant to the merger agreement, will entitle the holder thereof to receive an amount of merger consideration with a value equal to the outstanding principal amount under each Note at such time. Because the value of the consideration payable upon conversion of the Notes is equal to the principal amount of the Notes, the purchasers of Notes will not earn any return on their investment in the Notes. Additionally, although the conversion of the Notes of will result in the issuance of approximately 1.2 million shares of ParAllele Series B preferred stock (assuming the expected amount of aggregate merger consideration as of the date of this proxy statement/prospectus,

$120.7 million) which will result in dilution of approximately 5.0% to ParAllele shareholders who are not holders of the Notes, because the mechanism under the merger agreement for determining the amount of aggregate merger consideration already reflects the value of the Notes, the issuance of the shares of ParAllele Series B preferred stock upon conversion of the Notes has no impact on the per share value of the merger consideration to be received by the other ParAllele shareholders. As a result, the Notes do not create any interest in the merger separate and apart from the interests of the other ParAllele shareholders.

  Material Terms of the Notes, as Amended

        Interest and Maturity Date.    The Notes provide for interest on the unpaid principal balance at a rate of 7% per annum. Unless there is a prior event of default or change of control, all outstanding unpaid principal and unpaid and accrued interest are due and payable on March 30, 2006, which is referred to as the maturity date.

        Prepayment.    The Notes may not be prepaid without the consent of Investors holding more than 57% the aggregate outstanding principal amount of all Notes.

        Default.    The following constitute an event of default under the Notes:

  •
  If ParAllele fails to pay when due any principal or interest payment and such payment is not made within five days of written notice of such failure to pay;

  •
  If ParAllele voluntarily initiates certain bankruptcy or insolvency proceedings; and

  •
  If certain bankruptcy or insolvency proceedings are involuntarily initiated against ParAllele.

If ParAllele fails to pay amounts due as described in the first bullet above, a majority of the holders of Notes may declare all obligations under the Notes immediately due and payable. If there are certain bankruptcy proceedings initiated by or against ParAllele, all obligations under the Notes shall become immediately due and payable. If any event of a default occurs, holders of Notes may also exercise other rights or remedies available to them under law or equity.

        Conversion.    If the merger with Affymetrix occurs prior to the maturity date, then immediately prior to completion of the merger, the outstanding principal amount of and all accrued interest under each Note shall automatically convert into that number of shares of ParAllele Series B preferred stock that, when converted into the right to receive a portion of the merger consideration pursuant to the of the merger agreement, will entitle the holder thereof to receive an amount of merger consideration with a value equal to the outstanding principal amount under this Note at such time.

        If a change of control in ParAllele other than the merger with Affymetrix occurs prior to the maturity date whereby all or substantially all of the assets of the company are sold or, upon a stock purchase, consolidation, or merger involving ParAllele, ParAllele's shareholders own less than 50% of the voting securities of the surviving entity or its parent, then immediately prior to the completion of such a change of control, the outstanding principal amount of and all accrued interest under the Notes shall automatically convert into shares of ParAllele's Series B preferred stock at a per share price equal to the lesser of (i) $2.31, or (ii) such per share price at which ParAllele sells shares of its Series B preferred stock in an equity financing subsequent to the date of the Notes and prior to the completion of such change of control and in which ParAllele raises at least $1.0 million.

        If, prior to the maturity date, ParAllele completes an equity financing pursuant to which it sells shares of its Series C preferred stock for cash proceeds of not less than $5 million, the outstanding principal amount of and all accrued interest under the Notes shall automatically convert into shares of Series C preferred stock on the same terms as the other investors that purchase Series C preferred stock, except that each Note will convert into 110% of the number of shares of Series C preferred stock that the outstanding principal amount of and all accrued interest under such Note otherwise would have converted into were such conversion to have occurred at the same price as shares of Series C preferred stock sold to purchasers in the financing.

        Governing Law.    The Note and all actions arising out of or in connection with the Note are governed by California law, without regard to conflicts of law provisions of California or any other state.

  Management Prior to the Merger

        The following is a list of ParAllele's executive officers and directors as of September 15, 2005:

Name	Age	Position
Thomas D. Willis, Ph.D.	38	Chief Executive Officer, Chief Scientific Officer, Director†
Elizabeth Krodel, Ph.D.	56	Senior Vice President of Product Development and Operations
Aaron Solomon	40	Vice President of Business Development
Robert Smith	52	Vice President of Corporate Development
Steve Macevicz, Ph.D.	56	Vice President of Intellectual Property
Ronald W. Davis, Ph.D.	64	Director
William Ericson	47	Director
Jonathan MacQuitty, Ph.D.	53	Director
André Marion	69	Director
Nicholas J. Naclerio, Ph.D.	44	Director†
Camille S. Samuels	34	Director
Gregory T. Went, Ph.D.	42	Director

†
Prior to the signing of the merger agreement, Dr. Naclerio held the positions of President and Chief Executive Officer, from which he resigned effective June 10, 2005. Dr. Willis began operating as ParAllele's Chief Executive Officer as of that date.

  Security Ownership of Management and Certain Beneficial Owners of ParAllele

        The following table sets forth beneficial ownership of common stock of ParAllele as of September 15, 2005, by each director, by each of the executive officers, by all directors and executive officers as a group, and by all persons known to ParAllele to be the beneficial owners of more than 5% of ParAllele stock. Unless otherwise indicated, the address of each executive officer or director of ParAllele is 7300 Shoreline Court, South San Francisco, California 94080. As of the close of business on September 15, 2005, there were 5,988,089 shares of common stock, 7,687,735 shares of Series A preferred stock and 7,063,898 shares of Series B preferred stock outstanding.

Name and Address of Beneficial Owner	Shares of Common Stock Beneficially Owned(1)		Percentage of Common Stock Beneficially Owned	Shares of Preferred Stock Beneficially Owned(2)		Percentage of Preferred Stock Beneficially Owned(3)	Percentage of Total Shares Outstanding Beneficially Owned(4)
5% Shareholders
Abingworth Management Limited(5) 38 Jermyn Street London SW1Y 6DN United Kingdom	24,000	(6)	*	4,117,983	(7)	25.8%	18.9%
Index Ventures(8) No. 1 Seaton Place St. Helier, Jersey, JEY 8YJ Channel Islands	—		*	3,324,405		20.9%	15.1%
MDV Partners(9) 3000 Sand Hill Road Bldg. 3, Suite 290 Menlo Park, California 94025	—		*	3,633,064		22.8%	16.6%
Versant Ventures(10) 3000 Sand Hill Road Bldg. 4, Suite 210 Menlo Park, California 94025	—		*	4,117,983		25.8%	18.8%
Directors and Executive Officers
Ronald W. Davis, Ph.D.(11)	355,691		5.9%	—		—	1.6%
William Ericson(9)(12)	13,000		*	3,633,064		22.8%	16.6%
Elizabeth Krodel, Ph.D.(13)	79,687		1.3%	—		—	**
Steve Macevicz, Ph.D.	10,000		*	—		—	**
Jonathan MacQuitty, Ph.D.(5)(7)(14)	24,000		*	4,117,983		25.8%	18.9%
Andre Marion(15)	22,000		*	—		—	**
Nicholas J. Naclerio, Ph.D.(16)	964,149		16.1%	—		—	4.4%
Camille Samuels(10)(17)	24,000		*	4,117,983		25.8%	18.9%
Robert Smith(18)	60,000		1.0%	—		—	**
Aaron Solomon(19)	71,250		1.2%	—		—	**
Gregory T. Went, Ph.D.(20)	98,000		1.6%	—		—	**
Thomas D. Willis, Ph.D.(21)	648,611		10.8%	—		—	2.9%
All executive officers and directors as a group(12 persons)(22)	2,370,388		37.6%	11,869,030		74.5%	64.9%

*
Amount represents less than 1% of outstanding shares of ParAllele common stock.

**
Amount represents less than 1% of the total outstanding shares of ParAllele common stock and preferred stock, as converted into common stock.

(1)
To Affymetrix' and ParAllele's knowledge, the persons named in the table have sole voting and investment power with respect to all shares of ParAllele stock shown as beneficially owned by them, subject to community property laws where applicable and the information contained in the footnotes to this table. Beneficial ownership is determined in accordance with the rules of the SEC and includes voting and investment power with respect to the securities. Shares of common stock issuable upon exercise of stock options exercisable within 60 days of September 15, 2005 are deemed outstanding and beneficially owned by the person holding such option for purposes of computing such person's percentage ownership, but are not deemed outstanding for the purpose of computing the percentage ownership of any other person.

(2)
Includes shares of Series A and Series B preferred stock and shares of Series B preferred stock issuable upon conversion of the Notes, in accordance with the August 31, 2005 amendment.

(3)
Percentage based on the total number of shares outstanding of Series A and Series B preferred stock and Series B preferred stock issuable upon conversion of the Notes.

(4)
Percentage based on the total number of shares outstanding, including common stock, Series A and Series B preferred stock and shares of Series B preferred stock issuable upon conversion of the Notes as converted into common stock.

(5)
Jonathan MacQuitty, Ph.D., a member of ParAllele's board of directors and Director of Abingworth Management Limited, has also been attributed beneficial ownership of the shares held by Abingworth Management Limited. Dr. MacQuitty disclaims beneficial ownership of shares held by Abingworth Management Limited except to the extent of his pecuniary interest therein.

(6)
Includes 24,000 shares of common stock beneficially owned, of which 1,000 shares are unvested and subject to repurchase by ParAllele as of September 15, 2005. Consists of 9,638 shares of common stock held by Abingworth Bioventures III-A, L.P.; 5,884 shares of common stock held by Abingworth Bioventures III-B, L.P.; 3,524 shares of common stock held by Abingworth Bioventures III-C, L.P.; 154 shares of common stock held by Abingworth Bioventures III Executives, L.P.; and 4,800 shares of common stock held by Abingworth Limited.

(7)
Includes 323,054 shares of Series B preferred stock issuable upon conversion of the Notes. Consists of 2,067,228 shares of preferred stock held by Abingworth Bioventures III-A, L.P.; 1,261,915 shares of preferred stock held by Abingworth Bioventures III-B, L.P.; 755,897 shares of preferred stock held by Abingworth Bioventures III-C, L.P.; and 32,943 shares of preferred stock held by Abingworth Bioventures III Executives, L.P.

(8)
Includes 256,568 shares of Series B preferred stock issuable upon conversion of the Notes. Consists of 1,544,690 shares of preferred stock held by Index Ventures II (Delaware) L.P.; 1,296,833 shares of preferred stock held by Index Ventures II (Jersey) L.P.; 33,591 shares of preferred stock held by Index Ventures II Parallel Entrepreneurs Fund (Jersey-A) L.P.; 52,656 shares of preferred stock held by Index Ventures II Parallel Entrepreneurs Fund (Jersey-B) L.P.; 294,268 shares of preferred stock held by Index Ventures II GmbH & Co. KG; and 48,442 shares of preferred stock held by Index Venture Management SA. Includes warrants to purchase 53,925 shares of Series A preferred stock, held by Index Ventures II (Delaware) LP. Richard Rimer, Partner of Index Ventures, is attributed beneficial ownership of the shares held by Index Ventures. Mr. Rimer disclaims beneficial ownership of shares held by Index Ventures except to the extent of his pecuniary interest therein.

(9)
Includes 285,012 shares of Series B preferred stock issuable upon conversion of the Notes. William Ericson, a member of ParAllele's board of directors and General Partner of MDV Partners, has also been attributed beneficial ownership of the shares held by MDV Partners. Mr. Ericson disclaims beneficial ownership of shares held by MDV Partners except to the extent of his pecuniary interest therein.

(10)
Includes 323,054 shares of Series B preferred stock issuable upon conversion of the Notes. Consists of 82,360 shares of preferred stock held by Versant Affiliates Fund I-A, L.P.; 172,955 shares of preferred stock held by Versant Affiliates Fund I-B, L.P.; 3,788,545 shares of preferred stock held by Versant Affiliates Capital I, L.P.; and 74,123 shares of preferred stock held by Versant Side Fund I, L.P. Camille Samuels, a member of ParAllele's board of directors and Managing Director of Versant Ventures, has also been attributed beneficial ownership of the shares held by Versant Ventures. Ms. Samuels disclaims beneficial ownership of shares held by Versant Ventures except to the extent of her pecuniary interest therein.

(11)
Includes 8,334 shares of common stock which are subject to repurchase by ParAllele and 16,000 shares of common stock issuable upon exercise of outstanding options exercisable within 60 days of September 15, 2005.

(12)
Includes 13,000 shares of common stock issuable upon exercise of outstanding options exercisable within 60 days of September 15, 2005. Mr. Ericson is General Partner of MDV Partners. Mr. Ericson disclaims beneficial ownership of shares held by MDV except to the extent of his pecuniary interest therein.

(13)
Includes 79,687 shares of common stock issuable upon exercise of outstanding options exercisable within 60 days of September 15, 2005.

(14)
Dr. MacQuitty is a Director of Abingworth Management Limited. Dr. MacQuitty disclaims beneficial ownership of shares held by Abingworth Management Limited except to the extent of his pecuniary interest therein.

(15)
Includes 22,000 shares of common stock issuable upon exercise of outstanding options exercisable within 60 days of September 15, 2005.

(16)
Includes 298,616 shares of common stock which are subject to repurchase by ParAllele. On June 10, 2005, Dr. Naclerio resigned from his position as President and Chief Executive Officer of ParAllele. As of the date of this proxy statement/prospectus Dr. Naclerio was acting as a consultant to ParAllele.

(17)
Includes 24,000 shares of common stock issuable upon exercise of outstanding options exercisable within 60 days of September 15, 2005. Ms. Samuels is Managing Director of Versant Ventures. Ms. Samuels disclaims beneficial ownership of shares held by Versant Ventures except to the extent of her pecuniary interest therein.

(18)
Includes 60,000 shares of common stock issuable upon exercise of outstanding options exercisable within 60 days of September 15, 2005.

(19)
Includes 71,250 shares of common stock issuable upon exercise of outstanding options exercisable within 60 days of September 15, 2005.

(20)
Includes 2,000 shares of common stock subject to repurchase by ParAllele.

(21)
Includes 35,840 shares of common stock issuable upon exercise of outstanding options exercisable within 60 days of September 15, 2005

(22)
Includes 321,177 shares of common stock issuable upon exercise of outstanding options exercisable within 60 days of September 15, 2005.

Accounting Treatment

        Affymetrix intends to account for the merger under the purchase method of accounting in accordance with the provisions of Statement of Financial Accounting Standards No. 141, "Business Combinations." Under this accounting method, Affymetrix will record as its cost the assets of ParAllele less the liabilities assumed, with the excess of such cost over the estimated fair value of such net assets reflected as goodwill. Additionally, certain costs directly related to the merger will be reflected as additional purchase price in excess of net assets acquired. Affymetrix' statement of income will include the operations of ParAllele after the effective date of the merger.

Material U.S. Federal Income Tax Consequences

        The following is a discussion of the material U.S. federal income tax consequences of the merger to U.S. holders (as defined below) of ParAllele common stock. Pursuant to ParAllele's articles of incorporation and the merger agreement, shares of ParAllele's preferred stock will be deemed to have been converted into ParAllele common stock immediately prior to the effective time in accordance with their terms, and this discussion assumes such conversion. For purposes of this discussion, a "U.S. holder" is a beneficial owner of a share of ParAllele common stock that is:

  •
  a citizen or individual resident of the U.S.;

  •
  a corporation or other entity taxable as a corporation, created or organized in or under the laws of the United States or any political subdivision thereof;

  •
  an estate or trust the income of which is subject to U.S. federal income taxation regardless of its source; or

  •
  a trust that is subject to the primary supervision of a U.S. court and the control of one or more U.S. persons, or has a valid election in effect to be treated as a U.S. person.

        This discussion is based on the Internal Revenue Code of 1986, as amended, referred to as the Internal Revenue Code, applicable Treasury regulations, administrative interpretations and court decisions as in effect as of the date of this proxy statement/prospectus, all of which may change, possibly with retroactive effect. This discussion assumes that the merger will be completed in accordance with the terms of the merger agreement.

        This discussion only addresses U.S. holders who hold shares of ParAllele common stock as capital assets. It does not address all aspects of U.S. federal income taxation that may be important to a U.S. holder in light of that holder's particular circumstances or to a U.S. holder subject to special rules, such as:

  •
  a financial institution or insurance company,

  •
  a tax-exempt organization,

  •
  a dealer or broker in securities,

  •
  a shareholder that holds ParAllele common stock as part of a hedge, appreciated financial position, straddle or conversion transaction,

  •
  a person whose functional currency for U.S. federal income tax purposes is not the U.S. dollar,

  •
  a partnership or other entity classified as a partnership for U.S. federal income tax purposes,

  •
  a person liable for the alternative minimum tax, or

  •
  a shareholder who acquired his or her ParAllele common stock pursuant to the exercise of options or otherwise as compensation.

        This discussion of material U.S. federal income tax consequences is not a complete analysis or description of all potential U.S. federal income tax consequences of the merger. This discussion does not address the tax consequences of transactions effectuated prior or subsequent to, or concurrently with, the merger (whether or not any such transactions are undertaken in connection with the merger), including, without limitation, any transaction in which shares of ParAllele stock are acquired or shares of Affymetrix common stock are disposed of. This discussion does not address tax consequences that may vary with, or are contingent on, individual circumstances. In addition, it does not address any non-income tax or any foreign, state or local tax consequences of the merger. Accordingly, we strongly urge each ParAllele shareholder to consult his or her own tax advisor to determine the particular U.S. federal, state or local or foreign income or other tax consequences to him or her of the merger.

        In the opinion of Davis Polk & Wardwell and Wilson Sonsini Goodrich & Rosati, Professional Corporation, the following are the material U.S. federal income tax consequences of the merger to U.S. holders, Affymetrix, its merger subsidiary and ParAllele.

        The U.S. federal income tax consequences of the merger depend upon whether the merger consideration includes shares of Affymetrix common stock. (See the section of this proxy statement/prospectus entitled "—The Merger Agreement—Calculation of Merger Consideration" beginning on page 63.) If the merger consideration consists of Affymetrix common stock or a combination of Affymetrix common stock and cash, the merger will be structured as a reorganization for U.S. federal income tax purposes, with the result that the receipt of Affymetrix common stock in the merger will be tax free. If the merger consideration consists only of cash (an "all-cash transaction"), the merger will be a taxable transaction for U.S. federal income tax purposes.

        In deciding whether to approve and adopt the merger agreement, the merger and the related transactions, ParAllele shareholders should consider the possibility that the merger consideration may consist only of cash, in which case the merger will be a taxable transaction. Shareholders will not be entitled to change their votes in the event the merger is a taxable transaction.

Consequences to U.S. Holders of a Stock (or Stock and Cash) Transaction

        Based on certain representations, covenants and assumptions described below, all of which must continue to be true and accurate in all material respects as of the effective time of the merger, it is the opinion of Davis Polk & Wardwell, counsel to Affymetrix, and Wilson Sonsini Goodrich & Rosati, Professional Corporation, counsel to ParAllele (together with Davis Polk & Wardwell, "tax counsel"), that unless the merger consideration consists only of cash, the merger will be treated for U.S. federal income tax purposes as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code and Affymetrix, its merger subsidiary and ParAllele will each be a party to that reorganization within the meaning of Section 368(b) of the Internal Revenue Code.

        Unless the merger consideration consists only of cash, it is a condition to the merger that Affymetrix receive an opinion of Davis Polk & Wardwell, and ParAllele receive an opinion of Wilson Sonsini Goodrich & Rosati, Professional Corporation, each dated as of the date of the closing of the merger (the "closing date opinions"), that the merger will be treated for U.S. federal income tax purposes as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code and that Affymetrix, its merger subsidiary and ParAllele will each be a party to that reorganization within the meaning of Section 368(b) of the Internal Revenue Code. Neither Affymetrix nor ParAllele intends to waive this condition.

        The opinions of tax counsel regarding the merger have relied and the closing date opinions will each rely on (i) representations and covenants made by Affymetrix and ParAllele, including those contained in certificates of officers of Affymetrix and ParAllele and including representations and covenants with respect to Affymetrix' merger subsidiary, and (ii) specified assumptions, including an assumption regarding the completion of the merger in the manner contemplated by the merger agreement. In addition, the opinions of tax counsel have assumed, and tax counsel's ability to provide the closing date opinions will depend on, the absence of changes in existing facts or in law between the date of this proxy statement/prospectus and the closing date. If any of those representations, covenants or assumptions is inaccurate, the tax consequences of the merger could differ from those described in the opinions that tax counsel have delivered. Tax counsel's opinions neither bind the Internal Revenue Service ("IRS") nor preclude the IRS or the courts from adopting a contrary position. Neither Affymetrix nor ParAllele intends to obtain a ruling from the IRS on the tax consequences of the merger.

        If any part of the merger consideration is comprised of Affymetrix common stock, the following are the material U.S. federal income tax consequences of the merger to U.S. holders.

  Receipt Solely of Affymetrix Common Stock.

        If the merger consideration consists solely of Affymetrix common stock (other than cash received instead of a fractional share), a U.S. holder will not recognize any gain or loss for U.S. federal income tax purposes upon its exchange of shares of ParAllele common stock for Affymetrix common stock, except for any gain or loss attributable to cash received instead of a fractional share. If such holder receives cash instead of a fractional share of Affymetrix common stock, the holder will be required to recognize capital gain or loss, measured by the difference between the amount of cash received and the portion of the tax basis of that holder's shares of ParAllele common stock allocable to that fractional share. Such capital gain or loss will be long-term capital gain or loss if the ParAllele common stock exchanged for the fractional share was held for more than one year at the effective time of the merger. Such holder will have a tax basis in the Affymetrix common stock received in the merger, including the holder's portion of Affymetrix common stock placed in escrow and any fractional share for which cash is received, equal to the tax basis of the ParAllele common stock surrendered by that holder in the merger. The holding period for Affymetrix common stock received in the merger (including from the escrow) will include the holding period for the ParAllele common stock surrendered therefor.

  Receipt of Affymetrix Common Stock and Cash in the Merger.

        A U.S. holder who receives a combination of Affymetrix common stock and cash in the merger will not recognize any loss on the exchange. However, the holder will recognize gain equal to the lesser of the amount of cash received (plus, if the installment method of reporting does not apply, as described in the section of the proxy statement/prospectus entitled "—Treatment of the Escrow" beginning on page 57, the value of the holder's contingent right to receive escrowed cash) and the gain realized. The gain realized will be the excess of (i) the sum of the fair market value of Affymetrix common stock received in the merger (including the holder's portion of Affymetrix common stock placed in escrow), the amount of cash received in the merger and, if the installment method of reporting does not apply, the value of the holder's contingent right to receive escrowed cash over (ii) the holder's tax basis in the ParAllele common stock surrendered in the merger. For this purpose, a holder must calculate gain or loss separately for each identifiable block of shares of ParAllele common stock that is surrendered in the exchange, and the holder may not offset a loss recognized on one block of the shares against gain recognized on another block of the shares.

        Any gain recognized by such holder will generally be treated as capital gain. Any gain that is treated as capital gain will be long-term capital gain if the holding period for shares of the ParAllele common stock that are surrendered in the exchange is more than one year as of the effective time of the merger. However, if the receipt of cash has "the effect of the distribution of a dividend" for U.S. federal income tax purposes, any gain recognized by the holder will be treated as ordinary dividend income to the extent of the holder's ratable share of the accumulated earnings and profits of Affymetrix and/or ParAllele.

        For purposes of determining whether the cash received has the effect of a distribution of a dividend for U.S. federal income tax purposes, a U.S. holder is treated as if the holder first exchanged all of its shares of ParAllele common stock solely for Affymetrix common stock and then Affymetrix immediately redeemed a portion of the Affymetrix common stock in exchange for the cash the holder actually received. This is called a "deemed redemption." Under this analysis, in general, if the receipt of cash by the holder in the deemed redemption results in a "substantially disproportionate" reduction in the holder's voting stock interest in Affymetrix or is "not essentially equivalent to a dividend," the receipt of the cash will not have the effect of the distribution of a dividend.

        The deemed redemption will be "substantially disproportionate," and, therefore, will not have the effect of a distribution of a dividend with respect to a U.S. holder if the percentage of the outstanding Affymetrix common stock that is actually and constructively owned by the holder immediately after the deemed redemption is less than 80% of the percentage of the outstanding Affymetrix common stock that is considered to be actually and constructively owned by the holder immediately before the deemed redemption. The deemed redemption will not be "essentially equivalent to a dividend" and, therefore, will not have the effect of a distribution of a dividend with respect to a U.S. holder if it results in a "meaningful reduction" in the holder's proportionate interest in Affymetrix. If a holder that has a relatively minimal stock interest in Affymetrix and no right to exercise control over corporate affairs suffers a reduction in the holder's proportionate interest in Affymetrix, the holder should be regarded as having suffered a meaningful reduction in the holder's proportionate interest in Affymetrix.

For example, the IRS has held in a published ruling that, in the case of a less than 1% stockholder who does not have management control over the corporation, any reduction in the stockholder's proportionate interest will constitute a "meaningful reduction."

        In applying this deemed redemption analysis, certain attribution rules, including attribution from family members and related entities, apply in determining a U.S. holder's ownership interest in Affymetrix. Because these constructive ownership rules are complex, each U.S. holder who believes that he or she may be subject to these rules should consult his or her tax advisor.

        The aggregate tax basis of the Affymetrix common stock received by a U.S. holder, including the holder's portion of Affymetrix common stock placed in escrow, will be the same as the aggregate tax basis of the shares of ParAllele common stock surrendered in the exchange, decreased by the amount of cash received (plus, if the installment method of reporting does not apply, the value of the holder's contingent right to receive escrowed cash), and increased by the amount of gain recognized, including any portion of the gain that is treated as a dividend. The holding period of the Affymetrix common stock received in the merger (including from the escrow) will include the holding period of the shares of ParAllele common stock surrendered in exchange therefor. If a U.S. holder has differing tax bases and/or holding periods with respect to the holder's shares of ParAllele common stock, the holder should consult a tax advisor in order to identify the particular tax bases and/or holding periods of the particular Affymetrix common stock received in the exchange.

  Treatment of the Escrow

        A U.S. holder should recognize no gain or loss on the receipt of Affymetrix common stock from the escrow. Although the law is uncertain with respect to the tax treatment of cash placed in escrow, unless a U.S. holder elects out of or is otherwise ineligible for the installment method of reporting gain, cash placed in escrow should not be taxable to U.S. holders at the time of the merger. Instead, the recognition of any gain should be deferred until the cash is actually received. Under the installment method, the amount of the gain recognized will be the lesser of the cash received (minus the portion of the cash treated as interest, as discussed below) and the proportionate amount of the total gain realized in the merger that was not previously recognized as a result of the cash received at the effective time of the merger. For this purpose, the total gain realized in the merger will be the excess of (i) the sum of the fair market value of Affymetrix common stock and the amount of cash that is received or expected to be received in the merger (including the holder's portion of the full amount of cash and Affymetrix common stock placed in escrow) over (ii) the holder's tax basis in the ParAllele common stock surrendered in the merger. The proportion of the total gain realized and not previously recognized allocable to any cash received from the escrow in a particular tax year will be equal to the proportion of the escrowed cash received in that year. If less than the full amount of such holder's portion of the escrowed cash is ultimately received by the holder, the holder will have to make subsequent adjustments to its income tax returns to reflect such fact. Gain recognized will be capital gain and will be long-term capital gain if the holding period for the shares of ParAllele common stock exchanged in the merger was more than one year as of the effective time of the merger. The installment method does not apply to shareholders who affirmatively elect out of the installment method. Certain other rules, including special interest and pledge rules applicable to an installment obligation arising from the disposition of property with a sales price in excess of $150,000, may also apply. U.S. holders are urged to consult their own tax advisors with respect to whether they should elect out of the installment method and the impact of the installment method or such election out of the installment method on their particular tax posture. Notwithstanding the foregoing, a portion of any escrowed cash received by U.S. holders will be characterized as ordinary interest income for U.S. federal income tax purposes. The portion of the escrowed cash treated as interest will generally equal the excess of cash received from escrow over the present value of that amount of cash, determined as of the effective time of the merger, discounted using the applicable federal rate in effect for the month in which the effective time occurs. Additionally, if the escrow agent is required to pay, on behalf of U.S. holders, any of the escrowed shares to Affymetrix, each U.S. holder would not recognize any gain or loss with respect to the escrowed shares paid. The basis of the remaining Affymetrix common stock held by the U.S. holder, including any remaining shares in escrow after payment of the claim, would be adjusted accordingly.

Consequences to U.S. Holders of an All-Cash Transaction

        If the merger consideration consists only of cash, a U.S. holder will recognize capital gain or loss for U.S. federal income tax purposes equal to the difference between the amount of cash received and such holder's tax basis in the shares of ParAllele common stock surrendered. Such gain or loss will be long-term capital gain or loss if, as of the effective time of the merger, the holding period for such ParAllele common stock is more than one year.

        Although the law is uncertain with respect to the tax treatment of cash placed in escrow, unless a U.S. holder elects out of or is otherwise ineligible for the installment method of reporting gain, the recognition of any gain based on cash in the escrow should be deferred until such amounts are actually received. Under the installment method, and subject to the interest rules discussed below, a portion of each payment actually or constructively received would be taxable as gain in the year of receipt and a portion would represent a tax-free recovery of basis in the surrendered stock. The installment method does not apply to shareholders who affirmatively elect out of the installment method or shareholders who recognize a loss on the merger. Certain other rules, including special interest and pledge rules applicable to an installment obligation arising from the disposition of property with a sales price in excess of $150,000, may also apply. U.S. holders are urged to consult their own tax advisors with respect to whether they should elect out of the installment method and the impact of the installment method or such election out of the installment method on their particular tax posture. A U.S. holder who recognizes a loss in the merger will recognize such loss in the holder's taxable year in which the merger closes based on the fair market value of the aggregate payments to be received in the merger. Irrespective of whether a U.S. holder recognizes a gain or loss, a portion of the cash amounts received from escrow will be characterized as ordinary interest income for U.S. federal income tax purposes under the imputed interest rules of the Internal Revenue Code (as described more fully in the section of this proxy statement/prospectus entitled "—Consequences to U.S. Holders of a Stock (or Stock and Cash) Transaction—Treatment of the Escrow" beginning on page 57).

Information Reporting and Backup Withholding

        Payments of cash pursuant to the merger (including cash paid from the escrow) will be subject to information reporting and backup withholding (currently at a rate of 28%) unless (i) such payments are received by a corporation or other exempt recipient or (ii) the recipient provides a correct taxpayer identification number and certifies that no loss of exemption from backup withholding has occurred. The amount of any backup withholding from a payment to a U.S. holder will be allowed as a credit against the U.S. holder's U.S. federal income tax liability and may entitle such U.S. holder to a refund, provided that the required information is timely furnished to the IRS.

Consequences to Affymetrix, its Merger Subsidiary and ParAllele

        Regardless of whether the merger is a reorganization or a fully taxable transaction, none of Affymetrix, its merger subsidiary and ParAllele will recognize any gain or loss for U.S. federal income tax purposes as a result of the merger.

Regulatory Matters

        U.S. Antitrust.    Under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, referred to as the HSR Act, and the rules that have been promulgated thereunder by the Federal Trade Commission, referred to as the FTC, the merger may not be consummated unless Affymetrix and ParAllele furnish certain information to the Antitrust Division of the Department of Justice, referred to as the Antitrust Division, and the FTC and specified waiting period requirements have been satisfied. Pursuant to the requirements of the HSR Act, Affymetrix and ParAllele have each filed a Notification and Report Form with respect to the merger with the Antitrust Division and the FTC. The waiting period applicable to the merger under the HSR Act expired on July 18, 2005.

        The Antitrust Division and the FTC frequently scrutinize the legality under the antitrust laws of transactions such as the merger. At any time before or after completion of the merger, the Antitrust Division or the FTC could take such action under the antitrust laws as it deems necessary or desirable in the public interest, including seeking to enjoin the completion of the merger or seeking the divestiture of substantial assets of Affymetrix or ParAllele. Private parties (including individual states) may also bring legal actions under the antitrust laws. We do not believe that the completion of the merger will result in a violation of any applicable antitrust laws. However, there can be no assurance that a challenge to the merger on antitrust grounds will not be made or, if this challenge is made, what the result will be. See the sections of this proxy statement/prospectus entitled "—The Merger Agreement—Conditions to the Merger" beginning on page 75 for certain conditions to the merger, including conditions with respect to litigation and certain governmental actions and "—The Merger Agreement—Termination" beginning on page 78 for certain termination rights pursuant to the merger agreement in connection with legal prohibitions to completing the merger.

        General.    It is possible that governmental authorities having jurisdiction over Affymetrix and ParAllele may seek regulatory concessions as conditions for granting approval of the merger. A regulatory body's approval may contain terms or impose conditions or restrictions relating or applying to, or requiring changes in or limitations on, the operation or ownership of any asset or business of Affymetrix, ParAllele or any of their subsidiaries, or Affymetrix' ownership of ParAllele, or requiring asset divestitures, which conditional approval could reasonably be expected to result in a material limitation on the businesses of Affymetrix, ParAllele and their subsidiaries, taken as a whole, after the closing. If this kind of approval occurs, Affymetrix can decline to close under the merger agreement. We can give no assurance that the required regulatory approvals will be obtained on terms that satisfy the conditions to closing of the merger or are within the time frame contemplated by Affymetrix and ParAllele. See the section of this proxy statement/prospectus entitled "—The Merger Agreement—Conditions to the Merger" beginning on page 75.

Dissenters' Rights

        If the merger agreement is approved and adopted by the required vote of ParAllele shareholders and is not abandoned or terminated, holders of ParAllele preferred stock and common stock who did not vote in favor of the merger may, by complying with Sections 1300 through 1312 of the California Corporations Code, be entitled to dissenters' rights as described therein. The record holders of the shares of ParAllele preferred stock and common stock that are eligible to, and do, exercise their dissenters' rights with respect to the merger are referred to herein as "dissenting shareholders," and the shares with respect to which they exercise dissenters' rights are referred to herein as "dissenting shares".

        The following discussion is not a complete statement of the law pertaining to dissenters' rights under the California Corporations Code and is qualified in its entirety by reference to Sections 1300 through 1312 of the California Corporations Code, the full text of which are attached to this proxy statement/prospectus as Annex C and incorporated herein by reference. Annex C should be reviewed carefully by any ParAllele shareholder who wishes to exercise dissenters' rights or who wishes to preserve the right to do so, since failure to comply with the procedures of the relevant statute will result in the loss of dissenters' rights.

        ANY HOLDER OF PARALLELE PREFERRED STOCK OR COMMON STOCK WISHING TO EXERCISE DISSENTERS' RIGHTS IS URGED TO CONSULT LEGAL COUNSEL BEFORE ATTEMPTING TO EXERCISE SUCH RIGHTS.

        Shares of ParAllele stock must satisfy each of the following requirements to qualify as dissenting shares under California law:

  •
  the shares of ParAllele preferred stock or common stock must have been outstanding on September 15, 2005;

  •
  the shares of ParAllele stock must not have been voted in favor of the merger;

  •
  the holder of such shares of ParAllele stock must make a written demand that ParAllele repurchase such shares of ParAllele capital stock at fair market value (as described below); and

  •
  the holder of such shares of ParAllele preferred stock or common stock must submit certificates for endorsement (as described below).

        A vote by proxy or in person against the merger does not in and of itself constitute a demand for appraisal under California law.

        Pursuant to Sections 1300 through 1312 of the California Corporations Code, holders of dissenting shares may require ParAllele to repurchase their dissenting shares at a price equal to the fair market value of such shares determined as of the day before the first announcement of the terms of the merger, excluding any appreciation or depreciation as a consequence of the proposed merger, but adjusted for any stock split, reverse stock split or stock dividend that becomes effective thereafter.

        Within ten days following approval of the merger by ParAllele shareholders, ParAllele is required to mail a dissenters' notice to each person who did not vote in favor of the merger. The dissenters' notice must contain the following:

  •
  a notice of the approval of the merger;

  •
  a statement of the price determined by ParAllele to represent the fair market value of dissenting shares (which shall constitute an offer by ParAllele to purchase such dissenting shares at such stated price); and

  •
  a brief description of the procedures for such holders to exercise their rights as dissenting shareholders.

        Within 30 days after the date on which the notice of the approval of the merger by the outstanding shares is mailed to dissenting shareholders, a dissenting shareholder must:

  •
  demand that ParAllele repurchase such shareholder's dissenting shares;

  •
  the demand shall set forth the number and class of dissenting shares held of record by such dissenting shareholder that the dissenting shareholder demands that ParAllele purchase;

  •
  the demand shall include a statement of what such dissenting shareholder claims to be the fair market value of the dissenting shares as of the day before the announcement of the proposed merger. The statement of fair market value constitutes an offer by the dissenting shareholder to sell the dissenting shares at such price within such 30-day period; and

  •
  submit to ParAllele or its transfer agent certificates representing any dissenting shares that the dissenting shareholder demands ParAllele purchase, so that such dissenting shares may either be stamped or endorsed with the statement that the shares are not dissenting shares or exchanged for certificates of appropriate denomination so stamped or endorsed.

        If upon the dissenting shareholder's surrender of the certificates representing the dissenting shares, ParAllele and a dissenting shareholder agree upon the price to be paid for the dissenting shares and agree that such shares are dissenting shares, then the agreed price is required by law to be paid to the dissenting shareholder within the later of 30 days after the date of such agreement or 30 days after any statutory or contractual conditions to the completion of the merger are satisfied or waived.

        If ParAllele and a dissenting shareholder disagree as to the price for such dissenting shares or disagree as to whether such shares are entitled to be classified as dissenting shares, such holder has the right to bring an action in California Superior Court, within six months after the date on which the notice of the shareholders' approval of the merger is mailed, to resolve such dispute. In such action, the court will determine whether the shares of ParAllele common stock held by such shareholder are dissenting shares, the fair market value of such shares of ParAllele common stock, or both. California law provides, among other things, that a dissenting shareholder may not withdraw the demand for payment of the fair market value of dissenting shares unless ParAllele consents to such request for withdrawal.

Federal Securities Laws Consequences; Stock Transfer Restrictions

        This proxy statement/prospectus does not cover any resales of the Affymetrix common shares that may be received by ParAllele's shareholders upon completion of the merger, and no person is authorized to make any use of this document in connection with a resale of that type.

        All Affymetrix common shares that ParAllele shareholders receive in the merger will be freely transferable, with the exception of the Affymetrix common shares received by persons who are deemed to be "affiliates" of ParAllele under the Securities Act of 1933, as amended, referred to as the Securities Act, and the related SEC rules and regulations, at the time of the ParAllele shareholders' meeting. These affiliates may resell their Affymetrix common shares only in transactions permitted by Rule 145 under the Securities Act or as otherwise allowed under that Act. Persons who may be deemed to be affiliates of ParAllele for these purposes generally include individuals or entities that control, are controlled by, or are under common control with ParAllele and may include some officers, directors and principal shareholders of ParAllele. The merger agreement requires ParAllele to use commercially reasonable efforts to deliver or cause to be delivered to Affymetrix on or prior to the effective time of the merger from each of those affiliates an executed letter agreement to the effect that those persons will not offer or sell or otherwise dispose of any Affymetrix common shares issued to them in the merger in violation of the Securities Act or the related SEC rules and regulations.

        In addition, each of the directors and executive officers of ParAllele and certain ParAllele shareholders have executed voting and lockup agreements prohibiting them from selling, transferring or otherwise disposing of a portion of any shares of Affymetrix common stock received in connection with the merger. To the extent that such shareholders receive Affymetrix common shares as part of the merger consideration, 50% of such shares may be sold or transferred without restriction immediately upon the effective date of the merger. For the remaining 50% of such shares, referred to as the locked-up Affymetrix shares, during the period commencing on the effective date of the merger and ending 90 days after the effective date of the merger, each such shareholder has agreed not to (i) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend, or otherwise transfer or dispose of, directly or indirectly, any locked-up Affymetrix shares or any securities convertible into or exercisable or exchangeable for locked-up Affymetrix shares or (ii) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of locked-up Affymetrix shares, whether any such transaction described above is to be settled by delivery of locked-up Affymetrix shares or such other securities, in cash or otherwise.

Shareholder Vote Required to Approve the Merger

        Approval and adoption of the merger agreement, the merger and the related transactions requires (i) the affirmative vote of at least 50% of the outstanding shares of ParAllele's Series A preferred stock, Series B preferred stock and common stock, voting together as a single class on an as-converted basis, (ii) the affirmative vote of at least 50% of the outstanding shares of ParAllele's preferred stock and (iii) the affirmative vote of at least 50% of the outstanding shares of ParAllele's common stock. As a result of the voting agreements executed by ParAllele's directors, executive officers and their respective affiliates, approval by the ParAllele shareholders of the merger agreement, the merger and the related transactions is assured.

Recommendation to ParAllele Shareholders Regarding the Merger

        ParAllele's board of directors has unanimously determined that the merger is fair to and in the best interests of ParAllele and you and unanimously recommends that you vote FOR the approval and adoption of the merger agreement, the merger and the related transactions.

The Merger Agreement

        The following is a summary of the material terms of the merger agreement as amended on September 1, 2005 and October 5, 2005. This summary is intended to provide information about the terms of the merger and is qualified in its entirety by reference to the merger agreement and the amendments to the merger agreement, which are attached to this proxy statement as Annexes A, E and F, and incorporated by reference in this section of the proxy statement. We urge you to read carefully the full text of the merger agreement and the amendment.

        The terms and information in the merger agreement should not be relied on as disclosures about Affymetrix without consideration of the entirety of public disclosure by Affymetrix as set forth in all of its public reports with the SEC. The terms of the merger agreement (such as its representations and warranties) govern the contractual rights and relationships, and allocate risks, between the parties in relation to the merger. In particular, the representations and warranties made by the parties to each other in the merger agreement have been negotiated between the parties with the principal purpose of setting forth their respective rights with respect to their obligation to close the merger should events or circumstances change or be different from those stated in the representations and warranties. Matters may change from the state of affairs contemplated by the representations and warranties. Affymetrix will provide additional disclosure in its public reports to the extent that it is aware of the existence of any material facts that are required to be disclosed under federal securities law and that might otherwise contradict the terms and information contained in the merger agreement and will update such disclosure as required by federal securities laws.

General

        The merger agreement provides that, following its approval and adoption by ParAllele shareholders and the satisfaction or waiver of the other conditions to the merger, Pinecone Acquisition, Inc., which we refer to as the merger subsidiary, will be merged with and into ParAllele and the surviving corporation will be a wholly-owned subsidiary of Affymetrix. The merger will become effective upon the filing of an agreement of merger with the Secretary of State of the State of California.

        The merger agreement also provides that the directors and officers of the merger subsidiary at the effective time will be the directors of the surviving corporation, until their respective successors are duly elected or appointed and qualified in accordance with applicable law.

Calculation of Merger Consideration

        The merger consideration to be received by ParAllele shareholders is determined through a series of calculations in the merger agreement, the first of which are the determination of the "unadjusted merger consideration" and the "adjusted merger consideration". The merger agreement provides that the unadjusted merger consideration to be received by ParAllele shareholders in the aggregate will be $116,244,000 plus the principal amount of any of the Notes that are converted after the date of the merger agreement, which we expect will be $6.0 million. The unadjusted merger consideration is subject to adjustment for certain changes in ParAllele's working capital between March 31, 2005, and the closing date of the merger and for expenses incurred by ParAllele in connection with the merger as a result of certain employee severance and loan prepayment costs. As calculated under the merger agreement, working capital is ParAllele's current assets less both current and long-term liabilities. The adjusted merger consideration is the unadjusted merger consideration (i) less the amount by which target working capital exceeds ParAllele's actual working capital as of the closing date, (ii) less any prepayment penalties associated with the repayment of ParAllele's credit facility with Lighthouse Capital Partners V, L.P. and (iii) less the cash costs associated with severance obligations to certain members of ParAllele's management team. In the event that target working capital is less than actual working capital at closing, no increase will be made to the adjusted merger consideration to be received by ParAllele shareholders on account of such excess. Target working capital is ParAllele's working capital on March 31, 2005, less the sum of (i) $2,600,000 plus $1,633,333 per month during the period between the signing of the merger agreement and the closing, (ii) a payment of up to $1,350,000 in connection with an amendment to one of ParAllele's intellectual property licenses, (iii) up to $1,500,000 in expenses that ParAllele may incur in connection with the merger and the related transactions, and (iv) a payment of up to $50,000 in connection with the purchase of a six-year prepaid "tail" extension of its directors' and officers' liability insurance.

        Although the exact amounts of these adjustments will not be known until the closing, as of the date of this proxy statement/prospectus Affymetrix and ParAllele expect there to be no working capital adjustment and for the expenses adjustment to equal approximately $1.5 million, as a result of which the merger consideration payable to ParAllele shareholders is expected to be approximately $120.7 million in the aggregate. Based on an assumed $44.27 price of Affymetrix' common stock (which was the closing price of Affymetrix' common stock on September 28, 2005, the most recent practicable date prior to the printing of this proxy statement/prospectus) and the number of ParAllele shares outstanding as of September 15, 2005, this would in turn result in merger consideration valued at $5.05 per ParAllele share.

        Notwithstanding Affymetrix' and ParAllele's current expectations with respect to the magnitude of the adjustments described above, there is no cap or limit on their amount of these adjustments, and therefore no minimum amount of merger consideration payable to ParAllele's shareholders. The following table indicates the value of the merger consideration that ParAllele shareholders would receive within the range of potential adjustments to the aggregate merger consideration that Affymetrix and ParAllele reasonably expect could occur:

Total adjustments	Total merger consideration	Per-share value of merger consideration
$1.5 million	$120.7 million	$5.05
$2.0 million	$120.2 million	$5.03
$3.0 million	$119.2 million	$4.98
$4.0 million	$118.2 million	$4.94
$5.0 million	$117.2 million	$4.89
$6.0 million	$116.2 million	$4.85
$7.0 million	$115.2 million	$4.81
$8.0 million	$114.2 million	$4.76

The per-share calculations in the table above are based upon the assumed $44.27 price of Affymetrix' common stock and the number of ParAllele shares outstanding as of September 15, 2005. Changes in those figures could change the per-share value of the merger consideration receivable by ParAllele shareholders. However, Affymetrix' stock price will not affect the amount of aggregate merger consideration receivable by ParAllele shareholders.

        Following the calculation of the adjusted merger consideration, the final merger consideration, which takes into account the form of consideration to be received by ParAllele shareholders, will be determined based on Affymetrix' stock price during the 30 days prior to the closing date, certain elections by ParAllele and certain tax considerations as described below and in the merger agreement. For these purposes, the average pre-closing parent stock price means the average closing price per share of Affymetrix stock during the 30 calendar days immediately preceding the closing date, disregarding any days within such period that are not trading days on the Nasdaq National Market. The form of final merger consideration to be received by ParAllele shareholders is determined as follows:

  •
  if the average pre-closing parent stock price is greater than $64.4163, ParAllele may elect for the final merger consideration to consist of an amount of cash equal to the adjusted merger consideration, and in such case ParAllele shareholders will not receive any shares of Affymetrix common stock in connection with the merger. The ParAllele board of directors expects that it would base this election on the facts and circumstances existing at the time, considering factors such as recent public announcements by Affymetrix relating to its business and financial performance and general economic and market conditions. In order to so elect, ParAllele must notify Affymetrix of its election at least five business days prior to the closing date. If the average pre-closing parent stock price is greater than $64.4163 and ParAllele does not make this election, the final merger consideration will consist of the number of shares of Affymetrix common stock determined by dividing the adjusted merger consideration by the average pre-closing parent stock price;

  •
  if the average pre-closing parent stock price is greater than or equal to $49.5510 but less than or equal to $64.4163, the final merger consideration will consist of the number of shares of Affymetrix common stock determined by dividing the adjusted merger consideration by the average pre-closing parent stock price;

  •
  if the average pre-closing parent stock price is less than $49.5510 but greater than or equal to $34.6857, the final merger consideration will consist of:

  •
  an amount of cash equal to the lesser of (i) the amount determined by multiplying (x) the adjusted merger consideration by (y) one minus the amount determined by dividing the average pre-closing parent stock price by $49.5510 and (ii) the maximum amount of cash that, the reasonable judgment of both counsel to Affymetrix and counsel to ParAllele, will permit such counsel to render opinions that the merger will be treated as a tax-free reorganization within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended; plus

  •
  the number of shares of Affymetrix common stock determined by dividing the adjusted merger consideration less the amount of cash determined in the preceding sentence by the average pre-closing parent stock price; and

  •
  if the average pre-closing parent stock price is less than $34.6857, the final merger consideration will consist of an amount of cash equal to the adjusted merger consideration, and in such case ParAllele shareholders will not receive any shares of Affymetrix common stock in connection with the merger;

        At the effective time of the merger, each issued and outstanding share of ParAllele common stock will be converted into the right to receive the number of shares of Affymetrix common stock, if any, equal to the stock exchange ratio plus an amount of cash, if any, equal to the cash exchange ratio, except for:

  •
  shares held by ParAllele as treasury shares;

  •
  shares held by Affymetrix or any of its subsidiaries; and

  •
  shares held by shareholders properly exercising dissenters' rights,

which shall in each case not be entitled to receive such consideration. The stock exchange ratio and the cash exchange ratio are the amounts of stock and cash, respectively, included in the final merger consideration divided by the company stock number. The company stock number, in turn, is the number of shares of ParAllele common stock outstanding as of the closing date of the merger, calculated on an as-converted basis with respect to options, preferred stock and other convertible securities that are in-the-money and inclusive of any securities subject to vesting that are not yet fully vested. The payment of the consideration described above to ParAllele shareholders is in all cases subject to the escrow holdback described below and in the merger agreement.

        At Affymetrix' option and sole discretion, the final merger consideration in respect of any shares of ParAllele stock that are unvested or are subject to a repurchase option, risk of forfeiture or other condition under any applicable restricted stock purchase agreement or other agreement with ParAllele will either be paid to the holder of such shares without restriction or paid to the holder over time upon satisfaction of the vesting requirements associated with the applicable restricted stock schedule.

        After the merger is completed, ParAllele shareholders will have only the right to receive the consideration described above, and will no longer have any rights as ParAllele shareholders, including voting or other rights with respect to shares of ParAllele stock. Shares of ParAllele stock held as treasury stock or owned by ParAllele, Affymetrix or its subsidiaries will be cancelled at the effective time of the merger and no payment will be made with respect to such shares.

Escrow Holdback

        Upon completion of the merger, Affymetrix will withhold from the merger consideration otherwise issuable and/or payable to each ParAllele shareholder and deposit into an escrow account an aggregate number of shares of Affymetrix common stock and/or cash equal to the escrow amount in the same relative proportions of Affymetrix common stock and cash that comprise the final merger consideration. The total escrow amount is 9.36% of the final merger consideration and will be available to compensate Affymetrix if it is entitled to indemnification under the merger agreement. See the section of this proxy statement/prospectus entitled "—Survival of Representations and Warranties; Indemnification" beginning on page 76. The amount of the escrow was determined through negotiations between Affymetrix and ParAllele and reflects a compromise between the parties. Based on Affymetrix' and ParAllele's current expectations with respect to the magnitude of the adjustments to the merger consideration, the value of the merger consideration to be placed in escrow will be approximately $11.3 million. Any portion of the total escrow amount that, twelve months following the completion of the merger, has not been used to indemnify Affymetrix and that is not the subject of an unresolved claim for indemnification by Affymetrix will be distributed to the former ParAllele shareholders. The escrow holdback is the proportionate amount to be withheld from the merger consideration otherwise received by each ParAllele shareholder based on the relative portion of the final merger consideration allocable to such holder.

        In addition, Affymetrix may withhold from and deposit into an escrow account up to $5.0 million at the closing in the event that there is any disputed amount with respect to ParAllele's working capital as of the closing date. Under the terms of the merger agreement, a disputed amount is the difference between the adjusted merger consideration as calculated based on ParAllele's estimate of closing working capital and the adjusted merger consideration as calculated based on Affymetrix' estimate of closing working capital; provided, however, that in no event may the disputed amount exceed $5 million. The disputed amount will be available to compensate Affymetrix if such dispute is resolved in its favor. In the event that there is a disputed amount, Affymetrix and the shareholders' representative will use commercially reasonable efforts during the 15 days following the closing date to resolve such dispute. If they are unable to resolve such dispute during this period, Affymetrix and the shareholders' representative will refer such dispute to an independent accounting firm to make its own determination of ParAllele's working capital as of the closing date. Such determination will be binding upon both Affymetrix and the shareholders' representative. Depending upon the independent accountants' determination, part or all of the disputed amount may be distributed from the escrow fund to Affymetrix and/or to the former ParAllele shareholders.

ParAllele Preferred Stock

        The merger agreement provides that, pursuant to Article IV.3(c) of ParAllele's articles of incorporation, shares of ParAllele's preferred stock will be deemed to have been converted into ParAllele common stock immediately prior to the effective time in accordance with their terms. As a result, holders of ParAllele preferred stock will be entitled to receive the merger consideration described above in proportion to the number of shares of ParAllele common stock they are deemed to receive upon such conversion.

ParAllele Stock Options and Warrants

        At the effective time of the merger, all ParAllele employee stock options will be assumed by Affymetrix, regardless of whether such options are vested or exercisable, and each ParAllele stock option held by a non-employee of ParAllele will become fully vested and, to the extent not exercised, terminated in accordance with its terms. Each ParAllele employee stock option assumed by Affymetrix will continue to have, and be subject to, substantially similar terms and conditions to those set forth in the ParAllele 2001 Stock Option Plan or as provided in the respective option agreement immediately prior to the effective time of the merger (including the vesting schedule), except that:

  •
  the number of shares of Affymetrix common stock for which such option will be exercisable will be the number of whole shares that the holder of such option would have been entitled to receive in the merger if the final merger consideration consisted entirely of Affymetrix common stock and if the holder had exercised such option in full immediately prior to the effective time. The merger agreement defines the quotient used to effect this adjustment as the "option exchange ratio"; and

  •
  the per share exercise price for such option will be adjusted by dividing the per share exercise price of such option immediately prior to the effective time by the option exchange ratio, rounded up to the nearest whole cent.

        The merger agreement provides that Affymetrix may direct ParAllele to issue certain additional options, or supplemental options, prior to the closing date and pursuant to the ParAllele 2001 Stock Option Plan. These supplemental options will be treated identically to the ParAllele employee stock options assumed by Affymetrix, except that they will not be taken into account in the calculation of the "company stock number," and they will not affect the per share consideration to be received by ParAllele shareholders in connection with the merger.

        Affymetrix has agreed to take all action necessary to implement the treatment of the ParAllele employee stock options and supplemental options described above, including the reservation, issuance and listing of a sufficient number of Affymetrix shares for delivery upon exercise of the assumed ParAllele employee stock options and supplemental options.

        Warrants to purchase ParAllele preferred stock or common stock will not be assumed by Affymetrix in connection with the merger. To the extent such warrants are not exercised prior to the effective time, they will be automatically cancelled in accordance with their terms.

Fractional Shares

        Affymetrix will not issue any fractional shares of common stock in connection with the merger. All fractional shares of Affymetrix common stock that a holder of shares of ParAllele common stock would otherwise be entitled to receive as a result of the merger will be aggregated and if a fractional share results from such aggregation, such holder will be entitled to receive, in lieu thereof, an amount in cash, without interest, determined by multiplying the average pre-closing parent stock price by the fraction of a share of Affymetrix common stock to which such holder would otherwise have been entitled.

Dissenting Shares

        Dissenting shares for which a ParAllele shareholder has properly exercised dissenters' rights will not be converted into a right to receive the merger consideration, but will instead entitle their holders to receive such consideration as shall be determined pursuant to the California General Corporation Law. However, if after the effective time a holder of dissenting shares fails to perfect or withdraws or loses its right to appraisal, such shares will be treated as if they had converted as of the effective time into a right to receive the merger consideration less the applicable escrow holdback and will no longer be dissenting shares. See the section of this proxy statement/prospectus entitled "The Merger and Related Transactions—Dissenters' Rights" beginning on page 59.

Exchange of Certificates

        Prior to the effective time of the merger, Affymetrix will appoint an exchange agent for the payment of the merger consideration upon surrender of certificates representing ParAllele stock. As soon as reasonably practicable after the effective time, the exchange agent will mail to each former holder of record of shares of ParAllele stock a letter of transmittal and instructions on how to exchange stock certificates for payment of the final merger consideration less the escrow holdback issuable and/or payable for each share of ParAllele stock represented by such certificate. Upon surrender of a certificate to the exchange agent for cancellation, together with the letter of transmittal and such other documents as may reasonably be required by the exchange agent, the holder of such certificate will be entitled to receive the final merger consideration less the escrow holdback issuable and/or payable for each share of ParAllele stock represented by such certificate, and the certificate will be cancelled. Affymetrix is entitled to deduct and withhold any applicable taxes from the merger consideration that would otherwise be payable.

        After the completion of the merger, there will be no further registration of transfers of shares of ParAllele stock. If, after the completion of the merger, certificates representing shares of ParAllele stock are presented to the surviving corporation, they will be canceled and exchanged for the merger consideration.

        If payment of any portion of the merger consideration is to be made to a person other than the person in whose name a surrendered certificate is registered, the certificate surrendered must be properly endorsed or otherwise in proper form for transfer and the person requesting such payment must have paid any transfer and other taxes required by reason of the payment of the merger consideration to a person other than the registered holder of the certificate surrendered, or must establish to the satisfaction of the exchange agent that such tax either has been paid or is not required to be paid.

        If any ParAllele stock certificates have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the person claiming such certificate to be lost and, if required by the surviving corporation, the entry by such person into an indemnification agreement in form satisfactory to Affymetrix, or the posting by such person of a bond in such reasonable amount as the surviving corporation may direct, as indemnity against any claim with respect to your certificates, the exchange agent will issue the merger consideration issuable and/or payable in respect of the shares of ParAllele stock evidenced by such certificate (less the applicable escrow holdback) in exchange for such lost, stolen or destroyed certificates.

        Holders of ParAllele stock should not send in their ParAllele stock certificates until they receive a letter of transmittal from the exchange agent with instructions for the surrender of ParAllele stock certificates.

Termination of Exchange Fund; No Liability

        Any portion of the merger consideration made available to the exchange agent, and any interest or other income earned thereon, that remains unclaimed by the holders of shares of ParAllele stock ninety days after the completion of the merger will be returned, upon demand, to Affymetrix. Any holder who has not exchanged shares of ParAllele stock for the merger consideration issuable and/or payable in respect of such shares of ParAllele stock (less the applicable escrow holdback) prior to that time must thereafter look only to Affymetrix for payment of the merger consideration issuable and/or payable in respect of such shares of ParAllele stock, without interest. Affymetrix will not be liable to any holder of shares of ParAllele stock for any amount paid to a public official pursuant to applicable abandoned property, escheat or similar laws.

Representations and Warranties

        The merger agreement contains a number of representations and warranties with respect to Affymetrix and ParAllele. The representations and warranties are subject, in some cases, to specified exceptions and qualifications.

        The merger agreement's reciprocal representations and warranties relate to, among other things:

  •
  Affymetrix' and ParAllele's due incorporation, good standing and possession of all governmental licenses, authorizations, permits, consents and approvals required to carry such organizations' respective businesses;

  •
  Affymetrix' and ParAllele's corporate power and authority to enter into the merger agreement and the escrow agreement and to consummate the transactions contemplated by the merger agreement;

  •
  the possession by Affymetrix and ParAllele of any required consents or approvals of government entities necessary to consummate the transactions contemplated by the merger agreement;

  •
  the absence of any violations of or conflicts with Affymetrix' or ParAllele's organizational documents, applicable laws and certain agreements as a result of entering into the merger agreement and the escrow agreement and consummating the transactions contemplated by the merger agreement;

  •
  the accuracy of Affymetrix' and ParAllele's financial statements and other information contained in such documents;

  •
  the absence of litigation or outstanding court orders; and

  •
  tax matters, including timeliness of tax filings and the tax treatment of the merger.

        The merger agreement also contains representations and warranties made by ParAllele relating to, among other things:

  •
  the unanimous approval by its board of directors of the merger agreement and the transactions contemplated by the merger agreement;

  •
  its capitalization, including in particular the number of shares of ParAllele common and preferred stock and stock options outstanding;

  •
  the absence of certain changes or events since March 31, 2005, including:

  -
  any conduct of ParAllele's business other than in the ordinary course consistent with past practice;

  -
  through the date of the merger agreement, any material adverse effect;

  -
  any dividend, distribution, reclassification, split, redemption or repurchase with respect to ParAllele's capital stock, other than repurchases of stock from departing employees;

  -
  any amendment of a material term of any of ParAllele's securities;

  -
  any incurrence of indebtedness for borrowed money;

  -
  any creation of a material lien on any of ParAllele's material assets;

  -
  any loan, advance, capital contribution or investment to or in any person;

  -
  any damage, destruction or casualty loss that could reasonably be expected to have a material adverse effect;

  -
  any transaction, commitment or contract relating to ParAllele's assets or business made outside the ordinary course;

  -
  any change in any method of accounting, except as required by generally accepted accounting principles;

  -
  any grant of severance or termination pay or increase in employee benefits or compensation;

  -
  any hiring of employees or independent contractors in excess of specified amounts;

  -
  any labor disputes;

  -
  any material changes to ParAllele's tax reporting or tax accounting;

  -
  any material changes in the terms of agreements between ParAllele and its customers or licensees, other than changes made in the ordinary course of business consistent with past practice;

  -
  any capital expenditure or expenditures in excess of specified amounts; or

  -
  any agreement to do any of the foregoing;

  •
  the absence of undisclosed liabilities;

  •
  its compliance with applicable laws and court orders;

  •
  the significant contractual agreements to which ParAllele is a party;

  •
  the absence of finder's fees;

  •
  certain tax representations with respect to ParAllele;

  •
  employment and labor matters, including matters relating to the Employee Retirement Income Security Act and ParAllele's employee benefit plans;

  •
  its leased real property;

  •
  its compliance with regulatory and legal requirements that apply to its products and services and the fitness for the ordinary purposes for which the products and services are intended to be used;

  •
  its intellectual property;

  •
  its insurance coverage;

  •
  its material licenses and permits;

  •
  its accounts receivable as of March 31, 2005;

  •
  certain environmental matters with respect to ParAllele;

  •
  certain interests of certain holders of ParAllele common stock;

  •
  its customers;

  •
  its books and records;

  •
  its estimate of its final working capital as of the closing date of the merger; and

  •
  certain other matters relating to one of ParAllele's suppliers.

        The merger agreement further contains representations and warranties made by Affymetrix relating to, among other things:

  •
  the timely filing of appropriate documents with the Securities and Exchange Commission;

  •
  the absence of certain changes or events between December 31, 2004, and the date of the merger agreement, including:

  -
  any conduct of Affymetrix' business not in the ordinary and usual course of business consistent with past practice; and

  -
  any material adverse effect;

  •
  the due authorization and valid issuance of fully paid and nonassessable Affymetrix common stock to be issued as merger consideration.

Covenants by ParAllele

        Under the merger agreement, ParAllele has agreed that, subject to certain exceptions, between May 31, 2005, and the effective time of the merger, unless Affymetrix consents otherwise in writing, it will do the following:

  •
  conduct its business in the ordinary course consistent with past practice and in compliance in all material aspects with all applicable laws and regulations;

  •
  pay its debts and taxes when due subject to good faith disputes over such debts or taxes; and

  •
  use commercially reasonable efforts consistent with past practices and policies to:

  -
  preserve its present business organization;

  -
  maintain its properties in good operating condition;

  -
  keep available the services of its present officers, employees and contractors; and

    -
    preserve its relationships with customers, suppliers, licensors, licensees, and others with which it has business dealings.

        ParAllele has also agreed that, unless Affymetrix consents in writing, between May 31, 2005, and the effective time of the merger, it will not do any of the following:

  •
  adopt or propose any change to its articles of incorporation or bylaws, other than as specifically permitted by the merger agreement;

  •
  issue, sell, pledge, dispose of, grant or encumber, except in each case as permitted by the merger agreement:

  -
  any shares of its capital stock of any class;

  -
  any options, warrants, convertible securities or other rights to acquire any shares of such capital stock;

  -
  any other ownership interest of ParAllele, including any phantom interest; or

  -
  any of its material assets;

  •
  incur any liabilities other than in the ordinary course of business consistent with past practice;

  •
  enter into any licensing, distribution, sponsorship, advertising, merchant program or other similar contracts, agreements, or obligations, other than as specifically permitted by the merger agreement;

  •
  transfer or license to any person or otherwise extend, amend or modify in any material respect any intellectual property rights of ParAllele, other than in the ordinary course of business consistent with past practice;

  •
  sell, lease, license or otherwise dispose of any material amount of assets, securities or property;

  •
  acquire any material interest in any corporation, partnership, other business organization or any division thereof or any assets;

  •
  merge or consolidate with any other person;

  •
  take any action that would make any representation and warranty of ParAllele inaccurate in any respect at or prior to the effective time of the merger or omit to take any action necessary to prevent such inaccuracy in any respect at any such time; or

  •
  enter into or amend any contract, agreement, commitment or arrangement that, if fully performed, would not be permitted by the foregoing statements, or otherwise agree or commit to do any of the foregoing actions.

Shareholder Approval

        The merger agreement requires ParAllele to call a shareholder meeting as soon as reasonably practicable for the approval and adoption of the merger agreement, the merger and the transactions contemplated thereby. ParAllele's board of directors will recommend such approval and adoption. ParAllele will prepare and mail proxy materials as promptly as reasonably practicable. ParAllele will use commercially reasonable efforts to obtain all necessary approvals and otherwise comply with all legal requirements applicable to the shareholder meeting and solicitation of approvals in connection therewith.

No Solicitation of Other Offers

        ParAllele has agreed that it and its officers, directors, employees, investment bankers, attorneys, accountants, consultants or other agents or advisors will not, directly or indirectly:

  •
  solicit, initiate or take any other action to facilitate or encourage the submission of any acquisition proposal;

  •
  enter into or participate in any discussions or negotiations with a third party relating to any acquisition proposal, furnish any information relating to ParAllele to any third party in a manner that could reasonably be expected to lead to an acquisition proposal or otherwise cooperate in any way with, or knowingly assist, participate in, facilitate or encourage any effort by any third party to make an acquisition proposal;

  •
  grant any waiver or release under any standstill or similar agreement with respect to any class of equity securities of ParAllele; or

  •
  enter into any agreement with respect to any acquisition proposal.

        Under the terms of the merger agreement, an acquisition proposal is defined as any offer or proposal by a third party relating to, or any indication of interest by a third party in, (i) any acquisition or purchase, direct or indirect, of any amount in excess of 25% of the assets of ParAllele or any amount in excess of 25% of any class of equity or voting securities of ParAllele, (ii) any tender offer (including a self-tender offer) or exchange offer that, if consummated, would result in any third party beneficially owning any amount in excess of 25% of any class of equity or voting securities of ParAllele or (iii) a merger, consolidation, share exchange, business combination, sale of substantially all the assets, reorganization, recapitalization, liquidation, dissolution or other similar transaction involving ParAllele.

        The merger agreement also provides that, notwithstanding the prohibitions described above, ParAllele may, upon receiving a bona fide unsolicited acquisition proposal from a third party that ParAllele's board of directors has in good faith concluded after consultation with its outside legal counsel and its financial advisor is, or could reasonably be expected to lead to, a superior proposal that such third party is reasonably capable of consummating:

  •
  engage in negotiations or discussions with such third party;

  •
  furnish to such third party nonpublic information relating to ParAllele pursuant to a confidentiality agreement with terms no more favorable to such third party than those applicable to Affymetrix under the Mutual Non-Disclosure Agreement between Affymetrix, Inc. and ParAllele, Inc. dated September 28, 2004, as amended;

  •
  following a determination by ParAllele's board of directors that such acquisition proposal is a superior proposal, fail to make, withdraw or modify in a manner adverse to Affymetrix its recommendation that the ParAllele shareholders approve the merger agreement, the merger and the related transactions; and

  •
  take any action ordered by a court of competent jurisdiction;

In each case described above, ParAllele must provide Affymetrix with prior written notice of its decision to take such action and in each of the first three cases above ParAllele's board of directors must determine in good faith after consultation with its outside legal counsel that the failure to take such action would be inconsistent with its fiduciary duties.

        Under the terms of the merger agreement, a superior proposal is defined as any bona fide, unsolicited written acquisition proposal for all or substantially all of the outstanding shares of ParAllele stock on terms that ParAllele's board of directors determines in good faith, after consultation with its financial advisor and taking into account all the terms and conditions of the acquisition proposal, including any break-up fees, expense reimbursement provisions and conditions to completion, are more favorable to ParAllele's shareholders, considered as a group, than the merger agreement and the transactions contemplated thereby.

        In addition to the obligations set forth above, the merger agreement provides that ParAllele must promptly, and in any event within twenty-four hours:

  •
  advise Affymetrix orally and in writing of receipt by ParAllele or its advisors of any acquisition proposal or any indication indicating that any person is considering making an acquisition proposal, identifying such person and the financial and other material terms and conditions of any acquisition proposal or indication; and

  •
  notify Affymetrix after receipt of any request for information relating to ParAllele or for access to its business, properties, assets, books or records by any person that may be considering making, or has made, an acquisition proposal, identifying such person and the terms and conditions of any acquisition proposal or request.

        The merger agreement also requires ParAllele to keep Affymetrix reasonably informed, on a current basis, as to the status and details of any such acquisition proposal, indication or request. ParAllele has agreed to cause its advisors, employees and other agents to, cease immediately and cause to be terminated any and all existing activities, discussions or negotiations, if any, with any third party conducted prior to May 31, 2005, with respect to any acquisition proposal and to use commercially reasonable efforts to cause any such party or its agents or advisors in possession of confidential information about ParAllele that was furnished by or on behalf of ParAllele to return or destroy all such information.

Covenants by Affymetrix

        Pursuant to the merger agreement, Affymetrix has agreed:

  •
  to take all action necessary to cause the merger subsidiary to perform its obligations under the merger agreement and to consummate the merger on the terms and conditions set forth in the merger agreement;

  •
  following the effective time of the merger, to provide employees of ParAllele who continue employment with Affymetrix or its subsidiaries with benefits that, in the aggregate, are substantially comparable to those currently provided to employees of Affymetrix who are similarly situated;

  •
  to certain other matters and arrangements regarding employee benefits, indemnification and insurance in the section of this proxy statement/prospectus entitled "—Interests of Certain Persons in the Merger";

  •
  to timely prepare and submit Nasdaq notifications or other documents or instruments required with respect to the shares of Affymetrix common stock issuable in connection with the merger prior to the effective time; and

  •
  to file with the SEC within five business days following the effective time of the merger a registration statement on Form S-8 covering, to the extent applicable, the shares of Affymetrix common stock to be issued upon the exercise of ParAllele stock options and supplemental options of ParAllele assumed by Affymetrix and to use commercially reasonable efforts to maintain the effectiveness of such registration statement.

Mutual Covenants

  Commercially Reasonable Efforts; Certain Filings

        Pursuant to the merger agreement, Affymetrix and ParAllele have agreed to use their commercially reasonable efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or advisable under applicable laws and regulations to complete the merger and the other transactions contemplated by the merger agreement, in order to consummate and make effective the transactions contemplated by the merger agreement for the purpose of securing to the parties the benefits contemplated by the merger agreement. Affymetrix and ParAllele have also agreed to each file a Notification and Report Form pursuant to the HSR Act with respect to the transactions contemplated by the merger agreement as promptly as practicable, to supply as promptly as practicable any additional information and documentary material that may be requested pursuant to the HSR Act and to take all other actions necessary to cause the expiration or termination of the applicable waiting periods under the HSR Act as soon as practicable. Affymetrix is not required to agree to any divestiture of any of its businesses, assets or property in connection with the merger.

        Affymetrix and ParAllele have also agreed to cooperate with respect to any other governmental or other filings and any other actions, consents, approvals or waivers with respect to any material agreements that may be required in connection with the merger.

  Public Announcements

        Affymetrix and ParAllele have agreed to consult with each other before issuing any press release or other public statements with respect to the transactions contemplated by the merger agreement and will not issue any such press release or make any such public statement prior to such consultation. However, Affymetrix and ParAllele may, without prior consultation with the other, issue a press release or make a public statement if it determines that the press release or public statement is required by applicable law or a listing agreement with any national securities exchange.

  Registered Offering

        Affymetrix and ParAllele have agreed to cooperate and to use commercially reasonable efforts to have the registration statement of which this proxy statement/prospectus is a part declared effective by the SEC and to maintain the effectiveness of the registration statement through the effective time of the merger.

  Confidentiality

        Affymetrix and ParAllele have agreed, prior to the effective time of the merger and after any termination of the merger agreement, to cause their respective officers, directors, employees, accountants, counsel, consultants, advisors and agents to hold, in confidence (unless compelled to disclose by judicial or administrative process or by other requirements of law) all confidential documents and information concerning the other party furnished to it or its affiliates in connection with the transactions contemplated by the merger agreement. Affymetrix and ParAllele have also agreed to remain bound by their previous Mutual Non-Disclosure Agreement.

  Tax-Free Reorganization

        Affymetrix and ParAllele have agreed that, except in the case in which the merger is an all-cash transaction, each will use commercially reasonable efforts to cause the merger to qualify as a tax-free reorganization under Section 368 of the Internal Revenue Code of 1986, as amended.

Conditions to the Merger

  Conditions to the Obligations of both Affymetrix and ParAllele

        Affymetrix' and ParAllele's obligations to complete the merger are subject to the satisfaction or waiver prior to the effective time of the following conditions:

  •
  the approval and adoption of the merger agreement, the merger and the related transactions by the ParAllele shareholders in accordance with California law;

  •
  the absence of any judgment, injunction, order or decree issued by any court or governmental body that would prohibit the merger;

  •
  the absence of any law or regulation having been enacted that has the effect of making the merger illegal;

  •
  all actions by, or any required filings with, any governmental body, agency, official or authority to permit the merger having been taken, made or obtained;

  •
  the absence of any claim, action, suit, arbitration, inquiry, proceeding or investigation by, or threatened or commenced by, any governmental authority against either ParAllele or Affymetrix, in each case seeking to restrain or materially and adversely alter the transactions contemplated by the merger agreement and which is reasonably likely to make it impossible or unlawful to consummate such transactions or which could reasonably be expected to have a material adverse effect on ParAllele or Affymetrix;

  •
  the expiration or termination of any applicable waiting period under the HSR Act relating to the transactions contemplated by the merger agreement; and

  •
  except in the case in which the merger is an all-cash transaction, the effectiveness of the registration statement and the absence of any stop order suspending the effectiveness of the registration statement or any proceedings for such purpose pending before or threatened by the SEC.

  Conditions to the Obligations of Affymetrix and the Merger Subsidiary

        Affymetrix' and the merger subsidiary's obligations to complete the merger are subject to the satisfaction or waiver prior to the effective time of the following conditions:

  •
  the accuracy of ParAllele's representations and warranties as of the effective time (other than representations and warranties that are made as of a specified date, which need only be accurate as of such specified date), disregarding qualifications within such representations and warranties as to materiality or material adverse effect and except for such inaccuracies as would not, singly or in the aggregate, have a material adverse effect on ParAllele;

  •
  ParAllele's performance in all material respects of all agreements and covenants that it is required to perform pursuant to the merger agreement; and

  •
  the execution and delivery of the Voting and Lockup Agreements and the Non-Competition Agreements and Non-Solicitation Agreements by the individuals specified in the merger agreement, and the continuance of such agreements in full force and effect;

  •
  the receipt by Affymetrix of certified articles of incorporation and bylaws, and a good standing certificate in respect of ParAllele and certified board resolutions in respect of the transactions contemplated hereby;

  •
  the receipt by Affymetrix of a certificate signed by the Chief Executive Officer of ParAllele setting forth the transaction expenses incurred with respect to the merger agreement and the transactions contemplated thereby;

  •
  except in the case in which the merger is an all-cash transaction, the receipt by Affymetrix of an opinion of Davis Polk & Wardwell to the effect that the merger will qualify as a tax-free reorganization, dated the effective time;

  •
  the receipt by Affymetrix of a certification by ParAllele that it is not a "United States real property holding corporation" within the meaning of the Internal Revenue Code;

  •
  the receipt by ParAllele of binding payoff letters in respect of certain loans;

  •
  dissenting shares of ParAllele stock comprising not more than 3% of the shares of ParAllele stock outstanding immediately prior to the effective time;

  •
  the exercise or cancellation of each ParAllele warrant; and

  •
  none of the Notes shall have been converted, other than conversions immediately prior to the completion of the merger as a result of the merger.

It is also a condition to Affymetrix' and the merger subsidiary's obligations to complete the merger that ParAllele have delivered a certificate signed by its chief executive officer and senior director of finance and administration certifying the fulfillment of the first two conditions listed above.

  Conditions to the Obligations of ParAllele

        ParAllele's obligations to complete the merger are subject to the satisfaction or waiver prior to the effective time of the following conditions:

  •
  the accuracy of Affymetrix' and the merger subsidiary's representations and warranties as of the effective time (other than representations and warranties that are made as of a specified date, which need only be accurate as of such specified date), disregarding qualifications within such representations and warranties as to materiality or material adverse effect and except for such inaccuracies as would not, singly or in the aggregate, have a material adverse effect on Affymetrix;

  •
  Affymetrix' and the merger subsidiary's performance in all material respects of all agreements and covenants that they are required to perform pursuant to the merger agreement; and

  •
  except in the case in which the merger is an all-cash transaction, the receipt by ParAllele of an opinion of Wilson Sonsini Goodrich & Rosati, Professional Corporation to the effect that the merger will qualify as a tax-free reorganization, dated the effective time of the merger.

It is also a condition to ParAllele's obligations to complete the merger that Affymetrix have delivered a certificate signed by duly authorized officers of Affymetrix and the merger subsidiary certifying the fulfillment of the first two conditions listed above.

Survival of Representations and Warranties; Indemnification

        Under the merger agreement, ParAllele's representations and warranties will survive the effective time of the merger until 11:59 P.M. PST on the date that is one year after the effective time, which we refer to as the expiration date. If Affymetrix delivers written notice of a claim for indemnification prior to the expiration date, then the relevant representations and warranties will survive as to such claim until such claim has been finally resolved. Affymetrix' and the merger subsidiary's representations and warranties terminate at the effective time of the merger.

        The merger agreement provides that Affymetrix and its affiliates, officers, directors, employees, agents, successors and assigns will be indemnified by ParAllele's shareholders, severally but not jointly, solely out of the escrow fund, for:

  •
  any damages incurred or suffered by Affymetrix arising out of any misrepresentation or breach of warranty or breach of covenant or agreement made or to be performed by ParAllele contained in the merger agreement or in any certificate delivered in connection with the merger agreement; and

  •
  certain severance costs associated with the termination of one of ParAllele's executives if such termination occurs on or prior to the expiration date.

        For purposes of determining the amounts payable from the escrow fund in connection with any claims for damages by Affymetrix, any shares of Affymetrix common stock held in the escrow fund will be valued as such shares were valued in connection with the calculation of the final merger consideration. Affymetrix' right to receive indemnification payments under the merger agreement is subject to a number of limitations, including the following:

  •
  Affymetrix may not receive any indemnification payments for breaches of representations or warranties unless the aggregate amount of damages arising out of all breaches of representations and warranties exceeds $500,000, and then only to the extent to which such damages exceed $500,000, provided that this limitation does not apply to (i) claims regarding ParAllele's representations with respect to its final working capital and matters relating to one of its suppliers, (ii) claims regarding the severance costs associated with the termination of the ParAllele executive described above or (iii) claims arising out of fraud, criminal activity or willful breach of covenants, which in each case are not subject to this limitation and which are recoverable from the first dollar;

  •
  the maximum amount of damages for which Affymetrix may receive indemnification is limited to 9.36% of the final merger consideration;

  •
  any damages for which Affymetrix is entitled to indemnification shall generally be reduced by amounts actually recovered by Affymetrix under applicable insurance policies, net of certain reasonably anticipated insurance premium increases;

  •
  Affymetrix may not recover for incidental, indirect or consequential damages, or for any lost profits or diminution in value; and

  •
  Affymetrix may not recover for damages arising out of the issuance of the Notes or the amendment and conversion of the Notes immediately prior to completion of the merger as a result of the merger.

The Shareholders' Representative

        By approving and adopting the merger, the merger agreement and the related transactions, ParAllele shareholders will have consented to the appointment of Dr. Jonathan MacQuitty, a member of ParAllele's board of directors, to act as the shareholders' representative and as the attorney-in-fact and agent on behalf of ParAllele shareholders with respect to claims for indemnification by Affymetrix after the closing of the merger. In addition, Dr. MacQuitty will have the authority to take actions and make any decisions required or permitted to be taken by the shareholders' representative under the escrow agreement and the merger agreement, including the power to (i) agree to, negotiate, enter into settlements and compromises of, commence any suit, action or proceeding, and comply with orders of courts with respect to, claims by Affymetrix against the escrow fund, (ii) litigate, resolve, settle or compromise any dispute that may arise pursuant to the escrow agreement, and (iii) take all other action necessary for the accomplishment of the foregoing on behalf of ParAllele shareholders, all as more fully described in the merger agreement. Dr. MacQuitty will also have sole authority and power to act on behalf of each former ParAllele shareholder with respect to any amendments to the escrow agreement, except that any amendment which would adversely affect the rights or obligations of any shareholder under the escrow agreement, other than a change affecting all shareholders similarly, will require the prior written consent of such adversely affected shareholder. ParAllele shareholders are encouraged to read the merger agreement, and in particular Articles 2 and 10 thereof, for a more detailed explanation of the escrow fund and their rights with respect thereto.

Termination

        The boards of directors of Affymetrix and ParAllele may jointly agree to terminate the merger agreement at any time before completing the merger. In addition, the merger agreement may be terminated by either Affymetrix or ParAllele if:

  •
  there is a final and nonappealable judgment, injunction, order or decree of a court or governmental body enjoining the completion of the merger;

  •
  there is any statute, rule or regulation that prohibits the merger;

  •
  the merger has not been completed by December 15, 2005 (except that a party who has breached the merger agreement is not permitted to terminate it for this reason); or

  •
  the merger agreement is not approved and adopted by ParAllele's shareholders at the special meeting.

Affymetrix may also terminate the merger agreement if:

  •
  ParAllele's board of directors withdraws, modifies or changes its recommendation to its shareholders regarding the merger, the merger agreement and the related transactions or fails to call the special meeting to vote upon the merger;

  •
  ParAllele breaches any of its representations, warranties, covenants or agreements under the merger agreement and such breach causes any condition to Affymetrix' obligations to complete the merger to not be satisfied and to be incapable of being satisfied by December 15, 2005; or

  •
  ParAllele willfully and materially breaches its obligations under the merger agreement relating to the non-solicitation of acquisition proposals and other offers and the recommendation of ParAllele's board of directors to its shareholders. See the section of this proxy statement/prospectus entitled "—No Solicitation of Other Offers" beginning on page 72.

ParAllele may also terminate the merger agreement if:

  •
  Affymetrix or the merger subsidiary breaches any of their respective representations, warranties, covenants or agreements under the merger agreement and such breach causes any condition to ParAllele's obligations to complete the merger to not be satisfied and to be incapable of being satisfied by December 15, 2005; or

  •
  ParAllele enters into a definitive agreement with respect to a superior proposal by a third party following its compliance with its non-solicitation obligations under the merger agreement and an opportunity for Affymetrix to modify and improve the terms of its agreement to acquire ParAllele.

        The party terminating the merger agreement must give written notice of such termination to the other party. If the merger agreement is validly terminated, the agreement will become void without any liability on the part of any party except with respect to willful or intentional breach of the merger agreement. However, the provisions of the merger agreement relating to termination fees and expenses, governing law, jurisdiction and waiver of jury trial, as well as the confidentiality agreement entered into between Affymetrix and ParAllele, will continue in effect notwithstanding termination of the merger agreement.

Termination Fees Payable by ParAllele

        ParAllele has agreed to pay Affymetrix (by wire transfer of immediately available funds) a fee of $6.0 million if the merger agreement is terminated:

  •
  by either Affymetrix or ParAllele following the failure of the merger to be completed by December 15, 2005;

  •
  by either Affymetrix or ParAllele following the failure by ParAllele's shareholders to approve and adopt the merger agreement, the merger and the related transactions at the special meeting;

  •
  by either Affymetrix or ParAllele if ParAllele's board of directors withdraws, modifies or changes its approval of the merger agreement or its recommendation to its shareholders or fails to call the special meeting to vote upon the merger;

  •
  by ParAllele if ParAllele enters into a definitive agreement with respect to a superior proposal by a third party;

provided, that in the case of termination following the failure of the merger to be completed by December 15, 2005 or the failure by ParAllele's shareholders to approve and adopt the merger agreement at the special meeting, such payment shall be made only if:

  •
  after May 31, 2005 and prior to the termination of the merger agreement, an acquisition proposal was publicly made or became known to ParAllele shareholders prior to the special meeting and such acquisition proposal was not withdrawn prior to such termination; and

  •
  within 12 months following the termination of the merger agreement, either a company acquisition (as defined below) is consummated or ParAllele enters into an agreement providing for a company acquisition and such company acquisition is later consummated with the person (or another person controlling, controlled by, or under common control with, such person) with whom such agreement was entered into (regardless of when such consummation occurs if ParAllele had entered into such agreement within such 12 month period).

        Under the terms of the merger agreement, a company acquisition is any of the following transactions (other than the transactions contemplated by the merger agreement): (i) ParAllele merges with or into, or is acquired, directly or indirectly, by merger, consolidation, business combination, recapitalization, liquidation, dissolution or similar transaction, by, a third party; (ii) a third party, directly or indirectly, acquires more than 50% of the total assets of ParAllele; (iii) a third party, directly or indirectly, acquires more than 50% of the outstanding shares of ParAllele capital stock; or (iv) ParAllele adopts or implements a recapitalization or share repurchase relating to more than 50% of the outstanding shares of ParAllele capital stock or an extraordinary dividend relating to more than 50% of such outstanding shares or 50% of the assets of ParAllele.

Other Expenses

        All costs and expenses incurred in connection with the merger agreement and the transactions contemplated thereby, other than termination fees payable upon termination of the merger agreement described above, will be paid by the party incurring such expenses.

Amendments; Waivers

        Any provision of the merger agreement may be amended or waived before the effective time if, but only if, the amendment or waiver is in writing and signed, in the case of an amendment, by each party to the merger agreement or, in the case of a waiver, by each party against whom the waiver is to be effective, provided that, after adoption of the merger agreement by ParAllele shareholders and without their further approval, no amendment or waiver shall reduce the amount or change the kind of consideration to be received in exchange for shares of ParAllele stock.

The Merger Agreement Amendments

        On September 1, 2005, Affymetrix and ParAllele entered into an amendment to the merger agreement pursuant to which:

  •
  a former condition to Affymetrix' obligations to complete the merger requiring ratification of the issuance of the Notes by ParAllele's disinterested shareholders was deleted and replaced with a condition that none of the Notes have been converted, other than conversions immediately prior to the completion of the merger as a result of the merger; and

  •
  the parties agreed to add a new section to the merger agreement providing that Affymetrix will not be indemnified for damages arising out of the issuance of the Notes or the amendment and conversion of the Notes immediately prior to the completion of the merger as a result of the merger.

        On October 5, 2005, Affymetrix and ParAllele entered into a second amendment to the merger agreement pursuant to which the parties agreed to extend the date upon which the merger agreement may be terminated if the merger has not yet been completed from October 31, 2005, to December 15, 2005. This termination right may be exercised only by a party that has not breached the merger agreement.

The descriptions of the terms of the merger agreement contained throughout this proxy statement/prospectus reflect the amendments to the merger agreement.

Other Agreements

Voting and Lockup Agreements

        As a condition to Affymetrix entering into the merger agreement, directors, executive officers and certain shareholders of ParAllele entered into voting and lockup agreements with Affymetrix. By entering into the voting and lockup agreements, these parties have agreed to vote their shares of ParAllele stock in favor of the merger agreement, the merger and all agreements related to the merger and any actions related thereto, and to irrevocably appoint Affymetrix as their lawful attorney and proxy in respect of these matters. These proxies therefore give Affymetrix the limited right to vote the shares of ParAllele stock beneficially owned by these ParAllele shareholders as of May 31, 2005, in favor of the approval and adoption of the merger agreement, the merger and the related transactions. The ParAllele shareholders who are party to the voting and lockup agreements may vote their shares of ParAllele stock on all other matters except to the extent such matters would frustrate the purposes or delay completion of the merger.

        As of September 15, 2005, the ParAllele shareholders who are party to the voting and lockup agreements collectively beneficially owned shares representing:

  •
  54.3% of the votes attributable to outstanding shares of ParAllele's common stock;

  •
  74.1% of the votes attributable to outstanding shares of ParAllele's Series A preferred stock and Series B preferred stock, voting together as a single class on an as-converted basis; and

  •
  68.4% of the votes attributable to outstanding shares of ParAllele common stock, Series A preferred stock and Series B preferred stock, voting together as a single class on an as-converted basis.

None of the ParAllele shareholders who are parties to the voting and lockup agreements were paid additional consideration in connection with the voting and lockup agreements.

        Each of the parties to the voting and lockup agreements other than Affymetrix have also agreed to certain limitations on their ability to sell, transfer or otherwise dispose of a portion of any shares of Affymetrix common stock received in connection with the merger. To the extent that such shareholders receive Affymetrix common shares as part of the merger consideration, 50% of such shares may be sold or transferred without restriction immediately upon the effective date of the merger. For the remaining 50% of such shares, referred to as the locked-up Affymetrix shares, during the period commencing on the effective date of the merger and ending 90 days after the effective date of the merger, the shareholder has agreed not to (i) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend, or otherwise transfer or dispose of, directly or indirectly, any locked-up Affymetrix shares or any securities convertible into or exercisable or exchangeable for locked-up Affymetrix shares or (ii) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of locked-up Affymetrix shares, whether any such transaction described above is to be settled by delivery of locked-up Affymetrix shares or such other securities, in cash or otherwise.

        In addition, each of the parties to the voting and lockup agreements has agreed not to and not to permit any of its agents to in any way (i) solicit or initiate any proposal for an alternative acquisition or (ii) engage in negotiations with, or disclose any nonpublic information relating to ParAllele or afford access to information regarding ParAllele to any person that may be considering making or who has made a proposal for an alternative acquisition. The parties to the voting and lockup agreements further agreed to keep Affymetrix fully informed of the status and details of any proposal for an alternative acquisition of which such party is aware.

        The voting and lockup agreements will terminate upon the earlier to occur of the termination of the merger agreement and the completion of the merger. The form of voting and lockup agreement entered into by each of the parties to the voting and lockup agreements is attached to this proxy statement/prospectus as Annex B, and you are urged to read it in its entirety.

Non-Competition and Non-Solicitation Agreements

        As a condition to Affymetrix entering into the merger agreement, certain key employees of ParAllele have entered into non-competition and non-solicitation agreements with Affymetrix. By entering into the non-competition and non-solicitation agreements, these ParAllele employees have generally agreed that, during the period from the effective time of the merger until twelve months following the effective time of the merger, they will not:

  •
  establish or engage in any business, trade or occupation that is similar to, directly competitive with or providing goods or services to any aspect of the business in which Affymetrix or ParAllele is engaged or contemplates being engaged, other than certain passive investments in publicly-traded entities;

  •
  directly or indirectly solicit or induce any customers or potential customers of Affymetrix or ParAllele for services or products similar to those of Affymetrix or ParAllele; or

  •
  directly or indirectly recruit, solicit or otherwise induce any employee, sales agent or consultant of Affymetrix or ParAllele, or any person who has held such position during the then-immediately preceding three months, to discontinue their business relationship with Affymetrix or ParAllele.

        Each employee who is a party to a non-competition and non-solicitation agreement has further agreed that in the event that such employee breaches their agreement, Affymetrix may seek equitable relief, including specific performance, a temporary restraining order, a temporary or permanent injunction or any other equitable remedy that may be available.

Escrow Agreement

        Prior to the closing, Affymetrix, ParAllele, the merger subsidiary and Dr. MacQuitty, as shareholders' representative, expect to enter into an escrow agreement with an escrow agent to be selected by Affymetrix and reasonably acceptable to Dr. MacQuitty. Pursuant to the escrow agreement, the escrow amount will be deposited into an escrow account by Affymetrix at the effective time of the merger and will thereafter be managed by the escrow agent in accordance with the merger agreement. Distributions of Affymetrix common stock and/or cash from the escrow account will be governed by the terms of the merger agreement and the escrow agreement. See the section of this proxy statement/prospectus entitled "—Escrow Holdback" beginning on page 65.

Loan Agreement

        On September 1, 2005, in connection with the transactions contemplated by the merger agreement, Affymetrix and ParAllele entered into a loan agreement under which Affymetrix agreed to extend a loan to ParAllele for the ongoing operation of its business. Pursuant to the loan agreement, ParAllele may borrow up to $4.5 million at any time prior to the earlier of October 31, 2005, and the termination of the merger agreement in accordance with its terms. On September 1, 2005, ParAllele borrowed the full $4.5 million permitted under the loan agreement.

        The loan agreement provides that the loan will bear interest at 3.83% the short-term applicable federal rate in effect as of September 1, 2005, and that such interest will compound monthly. The short-term applicable federal interest rate is generally the lowest interest rate under which a loan may be made without triggering adverse tax consequences to the lender, and is published by the Internal Revenue Service on a monthly basis. Affymetrix and ParAllele believe that the short-term applicable federal interest rate is lower than the interest rate that ParAllele would be able to obtain from any other lender with respect to a comparable loan.

        Under the loan agreement, the loan must be repaid in full on the date that is the earlier of nine months from the date of any valid termination of the merger agreement, nine months from the completion of the merger or the date on which ParAllele raises $5.0 million or more in financing. Pursuant to the loan agreement, ParAllele has agreed to various covenants and restrictions that limit its ability to, among other things, incur additional debt, create liens, pay dividends or other distributions, make investments or other restricted payments or sell or transfer any of its property or assets.

        A copy of the loan agreement is attached to this proxy statement/prospectus as Annex D, and you are urged to read it in its entirety.

UNAUDITED PRO FORMA COMBINED CONDENSED
CONSOLIDATED FINANCIAL STATEMENTS

        The following unaudited pro forma combined condensed consolidated financial statements give effect to the proposed merger of Affymetrix and ParAllele. The merger will be accounted for under the purchase method of accounting in accordance with Statement of Financial Accounting Standards (SFAS) No. 141, "Business Combinations," (SFAS 141). Under the purchase method of accounting, the total estimated purchase price, calculated as described in the notes to these unaudited pro forma combined condensed consolidated financial statements, is allocated to the net tangible and intangible assets acquired and liabilities assumed in connection with the merger, based on their estimated fair values as of the completion of the merger. Third-party valuation specialists have conducted a preliminary independent valuation in order to assist management of Affymetrix in determining the estimated fair values of a significant portion of these assets. The initial work performed by the third-party valuation specialists has been considered in management's preliminary estimates of the fair values reflected in these unaudited pro forma combined condensed consolidated financial statements. A final determination of these estimated fair values, which cannot be made prior to the completion of the merger, will include management's consideration of the final valuation prepared by the third-party valuation specialists. This final valuation will be based on the actual net tangible and intangible assets of ParAllele that exist as of the date of completion of the merger.

        The unaudited pro forma combined condensed consolidated balance sheet as of June 30, 2005, gives effect to the proposed merger as if it occurred on June 30, 2005, and combines the historical consolidated balance sheet of Affymetrix and balance sheet of ParAllele at June 30, 2005. The Affymetrix consolidated balance sheet information was derived from its unaudited June 30, 2005, condensed consolidated balance sheet included elsewhere in this proxy statement/prospectus. The ParAllele balance sheet information was derived from its unaudited June 30, 2005, balance sheet included herein.

        The unaudited pro forma combined condensed consolidated statement of operations for the year ended December 31, 2004, is presented as if the merger was consummated on January 1, 2004, and combines the historical results of operations of Affymetrix and ParAllele for the year ended December 31, 2004. The historical results of Affymetrix were derived from its consolidated statement of operations for its fiscal year ended December 31, 2004, included elsewhere in this proxy statement/prospectus. The historical results of ParAllele were derived from its audited December 31, 2004, statement of operations included herein.

        The unaudited pro forma combined condensed consolidated statement of operations for the six months ended June 30, 2005, is presented as if the merger was consummated on January 1, 2004, and combines the historical results of operations of Affymetrix and ParAllele for the six months ended June 30, 2005. The historical results of Affymetrix for the six months ended June 30, 2005, were derived from Affymetrix' condensed consolidated statement of operations included elsewhere in this proxy statement/prospectus. The historical results of ParAllele were derived from its unaudited June 30, 2005, statement of operations included herein.

        The unaudited pro forma combined condensed consolidated financial statements have been prepared by Affymetrix' management for illustrative purposes only and are not necessarily indicative of the combined condensed consolidated financial position or results of operations in future periods or the results that actually would have been realized had Affymetrix and ParAllele been a combined company during the specified periods. The pro forma adjustments are based on the preliminary information available at the time of the preparation of this document. The unaudited pro forma combined condensed consolidated financial statements, including the notes thereto, are qualified in their entirety by reference to, and should be read in conjunction with, the historical consolidated financial statements of Affymetrix for its year ended December 31, 2004, the unaudited condensed historical consolidated financial statements of Affymetrix for its six months ended June 30, 2005, the historical financial statements of ParAllele for the year ended December 31, 2004, and the unaudited condensed financial statements of ParAllele for the six months ended June 30, 2005, included elsewhere in this proxy statement/prospectus.

        These unaudited pro forma combined condensed consolidated financial statements have been prepared based on a preliminary total purchase price which, under certain conditions as defined in the merger agreement, is subject to adjustment upon the closing date of the merger. In addition, the preliminary total purchase price has been allocated to acquired net tangible and intangible assets based on preliminary estimates of fair value. Amounts preliminarily allocated to intangible assets with definite lives may change, which could result in a material change in amortization of intangible assets. Moreover, since the final intrinsic value of certain ParAllele employee stock options associated with deferred stock compensation will be calculated at the closing date of the proposed transaction, the amount allocated to this item could materially change depending on the price of Affymetrix common stock or the number of ParAllele's unvested employee stock options outstanding or shares subject to repurchase as of the time of the closing of the proposed transaction. Therefore, the actual amounts recorded as of the completion of the merger may differ materially from the information presented in these unaudited pro forma combined condensed consolidated financial statements. In addition to the receipt of the final valuation, the impact of future integration activities, the timing of completion of the merger and other changes in ParAllele's net tangible and intangible assets that occur prior to completion of the merger could cause material differences in the information presented.

AFFYMETRIX, INC. AND PARALLELE BIOSCIENCE, INC.

UNAUDITED PRO FORMA COMBINED CONDENSED CONSOLIDATED BALANCE SHEET

(IN THOUSANDS)

	June 30, 2005
	Affymetrix	ParAllele	Pro Forma Adjustments		Pro Forma
ASSETS
Current Assets:
Cash and cash equivalents	$26,967	$4,656	$(11,938	)(s)	$19,685
Available-for-sale securities	245,510	—	—		245,510
Accounts receivable	64,319	2,165	(882 (414	)(a) )(b)	65,188
Accounts receivable from Perlegen Sciences	2,484	—	—		2,484
Inventories	25,837	2,438	(45 (553	)(c) )(d)	27,677
Prepaid expenses and other current assets	11,414	606	(17 (2,282	)(d) )(g)	9,721

Total current assets	376,531	9,865	(16,131)		370,265
Property and equipment, net	66,573	1,847	(4	)(d)	68,416
Acquired technology rights, net	61,031		17,900	(e)	78,931
Goodwill	18,601		78,426	(f)	97,027
Notes receivable from employees	1,949		—		1,949
Other assets	27,251	265	6,300 9,680	(e) (n)	43,496

	$551,936	$11,977	$96,171		$660,084

LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
Accounts payable and accrued liabilities	$48,815	$4,973	$(882 (414 858 (104	)(a) )(b) (g) )(o)	$53,246
Deferred revenue—current portion	35,174	1,672	(250 (17 (142	)(c) )(d) )(q)	36,437
Convertible notes	—	6,000	(6,000	)(o)	—
Other liabilities	—	862	—		862

Total current liabilities	83,989	13,507	(6,951)		90,545
Deferred revenue—long-term portion	22,380		—		22,380
Other long-term liabilities	4,553	5,312	9,680	(n)	19,545
Convertible notes	120,000		—		120,000
Series A redeemable convertible preferred stock	—	11,462	(11,462	)(h)	—
Series B redeemable convertible preferred stock	—	18,600	(24,600 6,000	)(h) (o)	—
Stockholders' equity (deficit):
Common stock	636	5	(5 22	)(h) (i)	658
Additional paid-in capital	454,193	—	98,513 10,370	(i) (j)	563,076
Note receivable from stockholder	—	(126)	—		(126)
Deferred stock compensation	(6,333)	—	(6,931	)(k)	(13,264)
Accumulated other comprehensive loss	(460)	—	—		(460)
Accumulated deficit	(127,022)	(36,783)	36,783 205 (557 (15,000 104	(h) (c) )(d) )(m) (o)	(142,270)

Total stockholders' equity (deficit)	321,014	(36,904)	123,504		407,614

	$551,936	$11,977	$96,171		$660,084

See Notes to the Unaudited Pro Forma Combined Condensed Consolidated Financial Statements

AFFYMETRIX, INC. AND PARALLELE BIOSCIENCE, INC.

UNAUDITED PRO FORMA COMBINED CONDENSED
CONSOLIDATED STATEMENT OF OPERATIONS

(IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

	Year ended December 31, 2004
	Affymetrix	ParAllele	Pro Forma Adjustments		Pro Forma
Revenue:
Product sales	$277,256	$1,508	$(879 (1,960	)(c) )(d)	$275,925
Product related revenue	53,629	2,951	(46 (263	)(c) )(d)	56,271

Total product and product related revenue	330,885	4,459	(3,148)		332,196
Royalties and other revenue	9,832	905	(200	)(c)	10,537
Revenue from Perlegen Sciences	5,245	—	—		5,245

Total revenue	345,962	5,364	(3,348)		347,978

Costs and expenses:
Cost of product sales	81,700	575	(818 (1,348 5,133	)(c) )(d) (l)	85,242
Cost of product related revenue	9,634	2,421	(20 (42	)(c) )(d)	11,993
Cost of revenue from Perlegen Sciences	3,611	—	—		3,611
Research and development	73,405	7,611	(273 (547	)(c) )(d)	80,196
Selling, general and administrative	116,973	5,484	—		122,457
Stock-based compensation	920	—	3,572	(k)	4,492

Total costs and expenses	286,243	16,091	5,657		307,991

Income (loss) from operations	59,719	(10,727)	(9,005)		39,987
Interest income and other, net	2,317	84	—		2,401
Interest expense	(11,102)	(252)	—		(11,354)

Income (loss) before income taxes	50,934	(10,895)	(9,005)		31,034
Income tax provision	(3,326)	—	—		(3,326)

Net income (loss)	47,608	(10,895)	(9,005)		27,708
Accretion of redeemable convertible preferred stock	—	(2,062)	2,062	(r)	—

Net loss available to common stockholders	$47,608	$(12,957)	$(6,943)		$27,708

Basic net income (loss) per common share	$0.79	$(4.00)			$0.44

Diluted net income (loss) per common share	$0.74	$(4.00)			$0.42

Shares used in computing basic net income (loss) per share	60,512	3,243			62,703

Shares used in computing diluted net income (loss) per share	66,878	3,243			69,300

See Notes to the Unaudited Pro Forma Combined Condensed Consolidated Financial Statements

AFFYMETRIX, INC. AND PARALLELE BIOSCIENCE, INC.

UNAUDITED PRO FORMA COMBINED CONDENSED
CONSOLIDATED STATEMENT OF OPERATIONS

(IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

	Six months ended June 30, 2005
	Affymetrix	ParAllele	Pro Forma Adjustments		Pro Forma
Revenue:
Product sales	$142,764	$479	$(284 (1,055	)(c) )(d)	$141,904
Product related revenue	22,251	2,317	(195 (6	)(c) )(d)	24,367

Total product and product related revenue	165,015	2,796	(1,540)		166,271
Royalties and other revenue	3,553	300	(300	)(c)	3,553
Revenue from Perlegen Sciences	4,098		—		4,098

Total revenue	172,666	3,096	(1,840)		173,922

Costs and expenses:
Cost of product sales	37,231	137	(265 (499 1,717	)(c) )(d) (l)	38,321
Cost of product related revenue	4,964	1,972	(371	)(c)	6,565
Cost of revenue from Perlegen Sciences	2,992	—	—		2,992
Research and development	37,889	5,040	(345 (5	)(c) )(d)	42,579
Selling, general and administrative	62,137	4,403	(3	)(c)	66,537
Stock-based compensation	116	—	921	(k)	1,037

Total costs and expenses	145,329	11,552	1,150		158,031

Income (loss) from operations	27,337	(8,456)	(2,990)		15,891
Interest income and other, net	1,667	44	—		1,711
Interest expense	(716)	(393)	—		(1,109)

Income (loss) before income taxes	28,288	(8,805)	(2,990)		16,493
Income tax provision	(4,259)		1,455	(p)	(2,804)

Net income (loss)	24,029	(8,805)	(1,535)		13,689
Accretion of redeemable convertible preferred stock	—	(1,031)	1,031	(r)	—

Net loss available to common stockholders	$24,029	$(9,836)	$(504)		$13,689

Basic net income (loss) per common share	$0.38	$(2.20)			$0.21

Diluted net income (loss) per common share	$0.36	$(2.20)			$0.20

Shares used in computing basic net income (loss) per share	62,785	4,461			64,976

Shares used in computing diluted net income (loss) per share	69,703	4,461			72,125

See Notes to Unaudited Pro Forma Combined Condensed Consolidated Financial Statements

NOTES TO THE UNAUDITED PRO FORMA COMBINED
CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Basis of Presentation

        On May 31, 2005, Affymetrix announced a definitive agreement pursuant to which Affymetrix would acquire ParAllele resulting in ParAllele becoming integrated into Affymetrix in a transaction to be accounted for using the purchase method. The total preliminary estimated purchase price of approximately $124.0 million includes Affymetrix common stock valued at approximately $98.5 million, the estimated merger consideration paid in cash of $12.0 million, the estimated fair value of ParAllele common stock options assumed and common stock subject to repurchase of approximately $10.4 million and estimated direct transaction costs of approximately $3.1 million.

        The unaudited pro forma combined condensed consolidated financial statements reflect the issuance of approximately 2.2 million shares of Affymetrix common stock, based upon an estimated exchange ratio of 0.1020 shares of Affymetrix common stock as of June 30, 2005. The actual number of shares of Affymetrix common stock to be issued will be determined based on the actual number of shares of ParAllele common stock outstanding at the completion of the merger. For purchase accounting purposes, the fair value of the Affymetrix common stock to be issued in the merger of $44.27, the closing price of Affymetrix' common stock on September 28, 2005. Based on the total number of shares subject to ParAllele stock options outstanding at June 30, 2005, Affymetrix would assume options to purchase approximately 2.0 million shares of ParAllele common stock at a weighted average exercise price of $0.45. The actual number of Affymetrix shares subject to options to be issued will be determined based on the actual number of ParAllele options outstanding at the completion of the merger.

        The preliminary estimated total purchase price of the ParAllele merger is as follows (in thousands):

Estimated fair value of Affymetrix common stock	$98,535
Estimated merger consideration paid in cash	11,938
Estimated fair value of stock options assumed and common stock subject to repurchase	10,370
Estimated direct transaction costs	3,140

Total estimated purchase price	$123,983

        Under the purchase method of accounting, the total estimated purchase price as shown in the table above is allocated to ParAllele's net tangible and identifiable intangible assets acquired and liabilities assumed based on their estimated fair values as of the date of the completion of the merger. Based on the preliminary independent valuation and other information currently available, and subject to changes upon receipt of the final valuation and other factors as described in the introduction to these unaudited pro forma combined condensed consolidated financial statements, the allocation of the preliminary estimated purchase price, the estimated useful lives and related first-year amortization associated with certain assets is as follows (in thousands):

	Amount	First Year Amortization	Estimated Useful Life (Years)
Net tangible liabilities (net of assets)	$(574)	$—	N/A
Amortizable intangible assets:
Developed product technology	17,900	3,900	1-6
Patents	6,300	1,233	1-9
Acquired in-process research and development	15,000	—	N/A
Goodwill	78,426	—	N/A
Deferred stock compensation	6,931	3,572	2.4	(1)

Total preliminary purchase price	$123,983	$8,705

(1)
Estimated weighted-average remaining vesting period.

        A preliminary valuation of the purchased assets was undertaken by a third party valuation specialist to assist Affymetrix in determining the estimated fair value of identifiable intangible assets, including acquired in-process research and development projects. Standard valuation procedures and techniques were utilized in determining the estimated fair value of the acquired in-process research and development. To determine the estimated fair value of the acquired in-process research and development, Affymetrix considered, among other factors, the stage of development of each project, the time and resources needed to complete each project, and expected income and associated risks. Associated risks included the inherent difficulties and uncertainties in completing the project and thereby achieving technological feasibility, and the risks related to the viability of and potential changes to future target markets. The preliminary analysis resulted in $15.0 million of the purchase price being allocated to acquired in-process research and development using a discount rate of 26%. The in-process research and development acquired from ParAllele consists of projects related to DNA and RNA analysis products. Affymetrix estimated that the in-process projects related to each of these products varied from 17% to 33% complete based on research and development complexity, costs and time expended to date relative to the expected remaining costs and time to reach technological feasibility. Projects that qualify as in-process research and development represent those that have not yet reached technological feasibility and which have no alternative use. Technological feasibility is defined as being equivalent to completion of a working prototype in which there is minimal remaining risk relating to the development.

        Of the total estimated purchase price, the preliminary estimate of $15.0 million allocated to acquired in-process research and development will be charged to expense in the period during which the merger is completed. Due to its non-recurring nature, the acquired in-process research and development expense has been excluded in the unaudited pro forma combined condensed consolidated statements of operations but is presented as an increase to accumulated deficit in the pro forma combined condensed consolidated balance sheet.

        The preliminary value assigned to acquired in-process research and development was determined by considering the importance of each project to the overall development plan, estimating costs to develop the purchased in-process research and development into commercially viable products, estimating the resulting net cash flows from the projects when completed and discounting the net cash flows to their present value. The revenue estimates used to value the acquired in-process research and development were based on estimates of relevant market sizes and growth factors, expected trends in technology and the nature and expected timing of new product introductions by ParAllele and its competitors.

        The rates utilized to discount the estimated net cash flows to their present value are based on Affymetrix' weighted average cost of capital. The weighted average cost of capital was adjusted to reflect the difficulties and uncertainties in completing each project and thereby achieving technological feasibility, the percentage of completion of each project, anticipated market acceptance and penetration, and market growth rates and risks related to the impact of potential changes in future target markets. Based on these factors, a discount rate of 26% was deemed appropriate for valuing the acquired in-process research and development.

        The estimates used in valuing the acquired in-process research and development were based upon assumptions believed to be reasonable but which are inherently uncertain and unpredictable. Assumptions may be incomplete or inaccurate and unanticipated events and circumstances may occur. In addition, some projects that are currently in process may not be in process at completion of the merger and new projects may be started prior to completion of the merger that may be in process at the completion of the merger. Accordingly, actual results may vary from the projected results.

        Developed product technology, which comprises ParAllele's products that have reached technological feasibility, includes all of ParAllele's current products. Affymetrix expects to amortize the developed product technology on a straight line basis over 1-6 years, the estimated useful lives of these assets.

        Patents represent a combination of ParAllele's processes, patents and trade secrets developed through years of experience in design and development of products for genetic analysis. This proprietary knowledge base can be leveraged by ParAllele to develop new technology and improved products and manufacturing processes. Affymetrix expects to amortize the patents on a straight-line basis over 1-9 years, the estimated useful lives of these assets.

        In accordance with the SFAS No. 142, "Goodwill and Other Intangible Assets," goodwill will not be amortized but instead will be tested for impairment at least annually (more frequently if certain indicators are present). In the event that management determines that the value of goodwill has become impaired, Affymetrix will incur an accounting charge for the amount of impairment during the fiscal quarter in which the determination is made.

Pro Forma Adjustments

        Pro forma adjustments are necessary to reflect the estimated purchase price, to adjust amounts related to ParAllele's net tangible and identifiable intangible assets to a preliminary estimate of their fair values, to reflect the amortization expense related to the estimated amortizable intangible assets and deferred stock compensation and to reflect the income tax effect related to the pro forma adjustments.

        Inter-company balances and transactions between Affymetrix and ParAllele have been eliminated. Such transactions primarily consist of sales of Affymetrix' array products to ParAllele and sales of ParAllele's reagent products to Affymetrix. Certain reclassifications have been made to conform ParAllele's historical reported balances to Affymetrix' consolidated financial statement basis of presentation.

        In addition, while no such estimated charges exist in these pro forma adjustments, Affymetrix may incur restructuring charges upon completion of the merger or in subsequent quarters for severance or relocation costs, write-downs of inventories related to changes in product strategies and other costs associated with exiting activities of ParAllele. If recorded, these costs will be charged to operations and cost of revenues.

        The pro forma adjustments included in the unaudited pro forma combined condensed consolidated financial statements are as follows:

Unaudited Pro Forma Adjustments

(a)
To eliminate the inter-company balances included in Affymetrix' accounts receivable and ParAllele's accounts payable.

(b)
To eliminate the inter-company balances included in Affymetrix' accounts payable and ParAllele's accounts receivable.

(c)
To eliminate ParAllele's sales and cost of sales to Affymetrix and intercompany profit in inventory, deferred revenue, research and development and sales expenses.

(d)
To eliminate Affymetrix' sales, cost of sales and deferred revenue to ParAllele and intercompany profit in inventory, prepaid expenses, equipment and research and development expenses. The acquired ParAllele inventory consists principally of raw materials and therefore its carrying value approximates estimated fair value.

(e)
To reflect adjustments to the historical amounts of ParAllele's assets to reflect the estimated fair values of identifiable intangible assets. The estimated fair value of developed product technology of $17.9 million will be amortized over 1-6 years, the estimated useful lives of these assets. The estimated fair value of ParAllele's acquired patents of $6.3 million is included in Other Assets and will be amortized over 1-9 years, the estimated useful lives of these assets.

(f)
To reflect the preliminary estimate of goodwill determined in the purchase price allocation.

(g)
To reclassify transaction costs from prepaid expenses, and record the remaining estimated liability for costs and expenses incurred by Affymetrix for this transaction, including investment banking, legal and accounting fees which have been included as part of the purchase consideration.

(h)
To eliminate ParAllele's historical common and redeemable preferred stock, warrants and accumulated deficit.

(i)
To record the estimated fair value of 2,225,786 shares of Affymetrix common stock issued in connection with the purchase of ParAllele to common stock and additional paid-in capital. This amount excludes common stock subject to repurchase.

(j)
To record the estimated fair value of stock options assumed and common stock subject to repurchase.

(k)
To record deferred stock compensation and the associated amortization expense reflecting the intrinsic value of unvested ParAllele stock options assumed by Affymetrix.

(l)
To record the amortization of developed product technology and patents based on the estimated useful lives of these assets at the date of acquisition.

(m)
To record the preliminary estimate of the fair value of acquired in-process research and development.

(n)
To record the deferred tax liability for identified intangibles and to record the deferred tax asset for acquired temporary differences, primarily tax net operating loss carryforwards.

(o)
To record the conversion of the outstanding principal and accrued interest of ParAllele's convertible promissory notes into Series B redeemable preferred stock, which occurs automatically upon a change of control of greater than 50% of the voting securities of the surviving entity or its parent.

(p)
To adjust the 2005 effective tax rate of the combined entities to 17%, based on the expected operating results of the combined entity. No such adjustment is required for 2004 as the income tax provision consists of alternative minimum tax and foreign taxes.

(q)
To adjust deferred revenue to estimated fair value.

(r)
To eliminate ParAllele's accretion of Series A and B redeemable convertible preferred stock.

(s)
To record cash paid as part of the estimated merger consideration in connection with the purchase of ParAllele.

AFFYMETRIX' BUSINESS

        The discussion in this section of the proxy statement/prospectus contains "forward-looking statements" within the meaning of Section 21E of the Securities Exchange Act as amended, including statements regarding Affymetrix' "expectations," "beliefs," "hopes," "intentions," "strategies" or the like. Such statements are based on its current expectations and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. Affymetrix cautions investors that there can be no assurance that actual results or business conditions will not differ materially from those projected or suggested in such forward-looking statements as a result of various factors, including, but not limited to, those described in this section and the section entitled "Risk Factors," as well as those discussed elsewhere in this proxy statement/prospectus. Affymetrix expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in its expectations with regard thereto or any change in events, conditions, or circumstances on which any such statements are based.

Narrative Description of Business

Overview

        Affymetrix is engaged in the development, manufacture, sale and service of systems for genetic analysis in the life sciences and clinical healthcare and is recognized as a market leader in creating breakthrough tools that are advancing the understanding of the molecular basis of life. The markets for Affymetrix' products currently include all aspects of molecular biology research in the life sciences, including basic human disease research, genetic analysis, pharmaceutical drug discovery and development, pharmacogenomics (research relating to how a person's genes affect the body's response to drug treatments), toxicogenomics (research relating to the measurement of gene expression as a predictor of toxicity) and molecular diagnostics. Additional markets are emerging in agricultural research, plant breeding, food testing, pathogen identification and consumer genetics. Affymetrix' integrated GeneChip® microarray platform includes: disposable DNA probe arrays (chips) consisting of nucleic acid sequences set out in an ordered, high density pattern, certain reagents for use with the probe arrays, a scanner and other instruments used to process the probe arrays, and software to analyze and manage genomic or genetic information obtained from the probe arrays. Related microarray technology also offered by Affymetrix includes instrumentation, software and licenses for fabricating, scanning, collecting and analyzing results from complementary technologies.

        Affymetrix' business strategy is to capitalize on its leadership position in the DNA microarray field by marketing its GeneChip® technologies to customers based on two central applications: gene expression monitoring and DNA variation detection. Due to the novel, massively parallel approach to studying biological systems that GeneChip® technology enables, numerous discoveries across many disciplines have already been made, as evidenced by the over 3,000 peer-reviewed publications released, which cited GeneChip® technology. The molecular diagnostic of GeneChip® technologies for diagnosing and guiding treatment of disease is an emerging market opportunity in health management that seeks to improve the effectiveness of health care by collecting information about DNA variation and RNA expression in patients at various times from diagnosis through prognosis and throughout therapeutic monitoring. Affymetrix currently sells its products directly to pharmaceutical, biotechnology, agrichemical, diagnostics and consumer products companies as well as academic research centers, government research laboratories, private foundation laboratories and clinical reference laboratories in North America and Europe. Affymetrix also sells its products through life science supply specialists acting as authorized distributors in Mexico, India, the Middle East and Asia Pacific regions. In March 1992, Affymetrix, Inc. was incorporated in California as a wholly-owned subsidiary of Affymax N.V. (Affymax) and continued its business and operations as Affymetrix. Affymetrix completed its initial public offering in June 1996, and in September 1998, Affymetrix reincorporated as a Delaware corporation. Affymetrix' headquarters and principal research and development facilities are located in

Santa Clara, California, and Affymetrix maintains facilities in West Sacramento, California (probe array manufacturing), Sunnyvale, California (sales, marketing and administration, array research and development), Emeryville, California (bioinformatics and software development), Bedford, Massachusetts (instrument development and manufacturing), and additional sales offices in the United Kingdom, Singapore and Japan.

Scientific Background and Technology

  Introduction to the Genome and its Opportunity

        The genetic content of an organism is known as its "genome." All known genomes are composed of either deoxyribonucleic acid (DNA) or ribonucleic acid (RNA). The instructions required for every living cell to develop its characteristic form and function are believed to be represented within discrete regions of the DNA or RNA known as genes. The instructions contained within genes are embodied in the specific sequences of the four nucleotide bases—adenine-A, cytosine-C, guanine-G and thymine-T—(uracil-U replaces T in RNA) that are the chemical building blocks of DNA and RNA. In protein coding genes, the sequence of these building blocks forms a code which instructs the cell to build a protein, comprised of a string of amino acids, ordered in a way which matches the sequence code of the gene. These proteins are an example of a "hard copy" output of the genetic code and contribute to the structure, biochemical functions and communication mechanisms of the cell in which they are formed.

        The DNA molecule possesses a chemical structure which consists of a combination of two DNA strands with hydrogen bonds between nucleotide bases on one strand to complementary nucleotide bases on the other strand. Only certain pairs of the bases can form these complementary bonds: C pairs with G, and A pairs with T. Therefore, a single DNA strand containing bases in the sequence CGTACGGAT can form a bond with a DNA strand containing bases in the sequence GCATGCCTA. Such paired DNA strands are said to be "complementary" and can form a double helix structure in a process called "hybridization." Affymetrix' GeneChip®technology uses the principle of hybridization to recognize the presence of specific gene sequences and to analyze genetic information.

        Genes are segments of DNA that serve as information packets of the genome. In general, a gene's functional information is made available to a cell through the process of transcription or "gene expression", whereby the sequence is copied into an RNA molecule. Protein coding genes may span thousands to hundreds of thousands, or even millions of nucleotide bases since the non-coding regions of a gene (called "introns") and the coding regions of a gene (called "exons") are usually distributed within neighboring genomic sequences that are not translated into proteins or used, or to the extent currently understood, as a functional part of the gene. The number of protein coding genes in the human genome is estimated to be between 35,000 and 40,000. The number of non-coding sequences is the focus of current research interest. Though currently unknown, the number of non-coding sequences is estimated to be significantly larger than the number of protein coding genes in the human genome.

        A primary goal in life sciences research and modern molecular medicine is to unravel the complexities of the genome. This generated a worldwide effort to identify and sequence the genomes of many organisms. In the human genome, this effort includes more than three billion nucleotide pairs. In recent years, the effort led by the Human Genome Project and related academic, government and industry research projects resulted in a first near complete draft of the human genome sequence. It is anticipated that many years of research will be required to gain a better understanding of the complexities of the genome, and its characteristics in normal and diseased conditions. This should lead to a new healthcare paradigm where disease is understood at the molecular level, allowing patients to be diagnosed according to genetic information and then treated with drugs designed to work on specific molecular targets. Ultimately, in addition to diagnosis and treatment, prevention and cure of disease might also be possible based on genetic information.

        While scientists are learning more and more about the functions of genes and their variability, there is a great deal more to discover. Affymetrix believes that the efforts of science to understand the complexities of gene expression, the interaction of genes with the environment and the role of genes in disease and health will continue to provide growth opportunities for Affymetrix' existing gene expression and DNA analysis products, and will continue to create new opportunities in clinical medicine. Toward this end Affymetrix has partnered with the National Cancer Institute to assemble the first complete map of the human transcriptome (a catalog of all of the RNA transcripts made by the genome). This ongoing effort has already led to the discovery of many novel protein coding and non-protein coding sequences that Affymetrix expects to include in future products. This effort is also prompting continued development of Affymetrix' sample preparation, array, instrumentation and data analysis technologies.

  Genetic Variability and Disease

        For the most part, each cell in a complex organism contains a complete copy of the genome. In a population of organisms, individuals vary from one another because of differences in gene sequences which are inherited from each parent and sometimes through the introduction of sequence changes due to environmental damage or biological errors in processes like gene replication. In some cases these variations, or polymorphisms, have little detectable effect on the biology of the organism, while in other cases they may result in an altered biological response to the environment which could thereby lead to disease. By screening for these polymorphisms, researchers seek to identify those that might be implicated in specific diseases. Sometimes it is not a single variation, but the combination of these sequence differences that leads to a diseased state. For this reason, researchers look at the patterns of these polymorphisms in a large number of healthy and affected organisms in order to correlate specific gene polymorphisms with specific diseases.

        Another major mechanism by which the fate and function of cells is regulated is the timing and level of gene expression, which can reflect the interface between genes and the environment. Although most cells contain an organism's full set of genes, each cell expresses only a fraction of this set of genes in different quantities and at different times. The expression patterns of genes can be correlated with many human diseases such as cancer, as well as with the effectiveness of treatment in specific patient populations for which new therapies can be developed. By identifying genes that are differentially expressed in particular diseases or patient populations, novel molecular targets and treatments may be identified and validated. In addition, gene expression signatures may be identified that allow the selection of optimal treatment for a single individual.

        In order to understand the impact of genomics on health, disease and other aspects of the human condition, scientists must compare both the sequence variation and the gene expression patterns of healthy and diseased individuals, tissues and cells. Affymetrix believes that its GeneChip® platform not only enables scientists to attain ambitious goals, from identifying genetic variations associated with disease to discovering new drug targets, but also simplifies, accelerates and reduces the cost of understanding this genetic information.

  GeneChip® Probe Array Technology

        Affymetrix' GeneChip® technology leverages semiconductor-based photolithographic fabrication techniques, which enables it to synthesize a large variety of predetermined DNA sequences simultaneously in predetermined locations on a small glass chip called a "probe array." Photolithography is a technique which uses light to create exposure patterns on the glass chip and direct chemical reactions. The process begins by coating the chip with light-sensitive chemical compounds that prevent chemical coupling. These light-sensitive compounds are called "protecting groups." Lithographic masks, which consist of predetermined transparent patterns etched into a glass plate that either block or transmit light, are used to selectively illuminate the glass surface of the chip.

Only those areas exposed to light are deprotected, and thus activated for chemical coupling through removal of the light-sensitive protecting groups. The entire surface is then flooded with a solution containing the first in a series of DNA building blocks (A, C, G or T). Coupling only occurs in those regions that have been deprotected through illumination. The new DNA building block also bears a light-sensitive protecting group so that the cycle can be repeated.

        This process of exposure to light and subsequent chemical coupling can be repeated many times on the same chip in order to generate a complex array of DNA sequences of defined length. The intricate illumination patterns allow Affymetrix to build high-density arrays of many diverse DNA sequences in a small area. Unlike conventional synthesis techniques, which generally use a linear process to create compounds, Affymetrix' synthesis technique is combinatorial, in that the number of different compounds synthesized grows exponentially with the number of cycles in the synthesis. Currently available commercial arrays contain over 1.3 million unique sequences. Each unique sequence is 25 nucleotides in length and is represented millions of times within a specified area of the probe array. Just as in the semiconductor industry, Affymetrix manufactures probe arrays in a wafer format. Each wafer is approximately five inches square and can contain up to 60 million unique probe sequences based on current technology. These whole wafers have been used by an affiliate of Affymetrix, Perlegen Sciences, in its work to resequence multiple samples of the human genome. For Affymetrix' commercial array products, Affymetrix can manufacture a large number of identical or different DNA probe arrays on a glass wafer, which is then diced into individual chips. Given the large amount of unique sequences represented in Affymetrix' probe arrays, its technology enables the efficient analysis of a multitude of DNA probes to analyze DNA or RNA sequences in a test sample.

        In the semiconductor industry, the principle that the number of transistors in a semiconductor chip doubles every 18 months based on feature shrink, or increased resolution, is known as Moore's Law. Because Affymetrix leverages photolithographic manufacturing processes adapted from the semiconductor industry, Affymetrix has also been able to continually "shrink" the size of features, or oligonucleotide probes of a given sequence, on Affymetrix' GeneChip® arrays. For instance, Affymetrix' first commercial GeneChip® products, shipped in 1994, had a feature size of 100 microns and by 2003, it introduced its HG-U133 product with an 11 micron feature size. Affymetrix has thus been able to continually package nearly 100 times more genetic information onto its GeneChip® arrays over the last decade.

        Since Affymetrix manufactures its chips in wafer format, it can vary the number of chips manufactured per wafer. Therefore, it can manufacture thousands of chips per wafer with low information content and lower cost of goods sold or decrease the number of chips per wafer and increase the information content. Affymetrix expects that it will continue to benefit from this manufacturing leverage as its technology development activities enable further feature shrink. Affymetrix believes that its unique manufacturing process is a significant competitive advantage.

Products

  Overview

        Affymetrix' products form an integral part of its GeneChip® system that is designed for use by pharmaceutical, biotechnology, agrichemical, diagnostics and consumer products companies, as well as academic research centers, private government research foundations and clinical reference laboratories. The GeneChip® system consists of several integrated components: disposable probe arrays containing genetic information on a chip, reagents for extracting, amplifying and labeling target nucleic acids, a fluidics station for introducing the test sample to the probe arrays, a hybridization oven for optimizing the binding of samples to the probe arrays, a scanner to read the fluorescent image from the probe arrays, and software to analyze and manage the resulting genetic information. The function of each single-stranded sequence on the GeneChip® probe array is to bind to its complementary single strand of DNA or RNA from a biological sample. Each unique sequence feature on the GeneChip® probe array contains multiple copies of the same single strand of DNA. The nucleic acid (DNA or RNA) to be tested is isolated from a sample, such as blood or biopsy tissue, amplified and fluorescently labeled by one of several standard biochemical methods. The test sample is then washed over the probe array, where the now labeled individual nucleic acid sequences that represent the genetic content or expressed genes of the sample hybridize to their complementary sequences bound on the array. When scanned by a laser, which is part of the scanner instrument, the test sample generates a fluorescent signal. The locations where a fluorescent signal is detected by an optical detection system on the scanner instrument correspond to sequences complementary to the test sample. Sequence variation, or the quantification of specific sequences of nucleic acids in the sample, can be determined by detecting the relative strength of these signals since the sequence and position of each complementary DNA probe on the probe array is known. The combination of a particular GeneChip® probe array, together with an optimized set of reagents and a user protocol describing how to carry out the procedure, is referred to as an "assay."

        Affymetrix currently markets products for two principal applications: monitoring of gene expression levels and investigation of genetic variation (DNA analysis including single nucleotide polymorphism (SNP) genotype analysis and resequencing). Affymetrix' GeneChip® expression monitoring arrays enable its customers to qualitatively and quantitatively measure gene expression levels in a number of biologically relevant organisms. Its catalog GeneChip® expression arrays are available for the study of human, rat, mouse and a broad range of other mammalian and model organisms. Additionally, Affymetrix markets CustomExpress™, CustomSeq™ and NimbleExpress™ products which enable its customers to design their own custom GeneChip® expression arrays or sequence arrays for organisms of interest to them. Affymetrix' GeneChip® DNA analysis arrays and variant detection systems are available to enable researchers to perform high throughput polymorphism analysis and to carry out large scale resequencing (comparing the DNA sequence of multiple samples against a known reference sequence, e.g. the published human genome sequence). With its unique, parallel analysis capability, GeneChip® technology enables Affymetrix' customers to perform accurate and cost-effective genetic analysis, using minute amounts of sample DNA, in their own laboratories on a scale that was previously only possible in specialist high throughput centers.

        In addition, Affymetrix believes that genetic analysis and testing products will be a core component in the area of clinical research and molecular diagnostic applications, and it is developing its GeneChip® system for clinical research and diagnostic analysis of both gene expression and DNA analysis. Together with its collaborative partners, Affymetrix is focusing on the development and commercialization of diagnostic products in cancer, osteoporosis, cardiovascular, inflammatory, metabolic, infectious and other diseases, and believe that its GeneChip® assays will facilitate more efficient and effective disease detection, prognosis and treatment selection, leading to overall improved patient management. To further its clinical research and molecular diagnostics strategy, Affymetrix has established partnerships and customer relationships with leading academic researchers, pharmaceutical and biotechnology companies, including F. Hoffmann-La Roche Ltd. ("Roche"), bioMérieux, Inc. ("bioMérieux"), Beckman Coulter, Inc. ("Beckman Coulter"), Arcturus Bioscience, Inc. ("Arcturus"), Boston University Medical Center, Caliper Life Sciences ("Caliper"), the Whitehead Institute for Genome Research at the Massachusetts Institute of Technology (the "Whitehead Institute") and Veridex, LLC, a Johnson & Johnson company ("Veridex"). Affymetrix believes that the rapid growth of the clinical research and the diagnostic devices markets holds the potential for GeneChip® technology applications ranging from basic research to clinical trials and, ultimately, diagnostic devices. As a result, it is working with leaders in molecular diagnostics to provide custom made GeneChip® probe arrays to their specifications. Its partners subsequently package the chips into kits, seek regulatory approval for their diagnostic use, and sell them into the diagnostic markets using their sales channels. Affymetrix is leveraging its partners' strengths in research, development, regulatory practices and distribution while leveraging Affymetrix' strengths in array technology. These products are marketed as being "Powered by Affymetrix."

  Gene Expression Monitoring Arrays

        Gene expression monitoring is a valuable tool for identifying correlations between genes, determining their biological functions and identifying patterns that might be useful in classifying diseases. To facilitate gene expression monitoring, Affymetrix designs and manufactures probe arrays with single-stranded DNA molecules that are complementary to sequences within genes of interest. By synthesizing specific probes for multiple genes on a single probe array, Affymetrix enables researchers to quickly, quantitatively and simultaneously monitor the expression of a large number of genes of interest. By monitoring the expression of such genes under different conditions and at different times, researchers can use the probe arrays to understand the dynamic relationship between gene expression and biological activity. Affymetrix believes such information will be an important tool in understanding gene function and for the development of new drugs and diagnostic tools. Increasingly, clinical research is showing that gene expression patterns in tissue samples, particularly those from cancerous tissues, can be used to characterize disease sub-types and hopefully to predict therapeutic responses and likely outcomes.

        The range of GeneChip® Expression products is described below:

  •
  Standard Expression Monitoring Arrays.    Affymetrix is currently selling a portfolio of standard expression monitoring GeneChip® arrays. Its current offering of standard arrays includes products that monitor the expression of the majority of full-length and partial gene sequences contained in publicly available sequence databases, which correspond with human, mouse, rat, canine, Drosophila melanogaster (fruit fly), Caenorhabditis elegans (soil parasite), Xenopus laevis (frog), Danio rerio (zebrafish), Saccharomyces cerevisiae (yeast), Escherichia coli (bacteria), Pseudomonas aeruginosa (bacteria), Plasmodium falciparum (malarial parasite), Anopheles (mosquito vector of malaria) and Arabidopsis thaliana (plant) organisms.

  •
  Custom Express Arrays.    Affymetrix has established a GeneChip® CustomExpress™ Array Program enabling customers to design affordable arrays tailored to their specific research needs. Its CustomExpress™ arrays allow customers to select probes from any of its probe sequences on its catalog arrays and/or to incorporate probes from their own proprietary gene sequences. These arrays are then produced utilizing the same manufacturing technologies as Affymetrix' other GeneChip® whole genome expression arrays.

  •
  Made-to-Order Arrays.    Affymetrix offers the GeneChip® Made-to-Order Array Program to enable its customers to use arrays from selected custom designs and previous-generation GeneChip® arrays which are no longer available as catalog products.

  •
  GeneChip® Human Genome U133-X3P Array.    The Affymetrix GeneChip® U133-X3P Array, developed in collaboration with Arcturus Bioscience Inc., will offer researchers a new tool to study approximately 44,000 of the best-characterized human gene transcripts in using paraffin-embedded biopsy samples rather than fresh tissue. The U133-X3P Array is specifically designed to detect shorter RNAs, which are common in these types of samples. This array will be offered through the Affymetrix Made-to-Order Program to any researcher interested in examining paraffin-embedded samples for gene expression. Patient outcomes are frequently known for people whose biopsy samples have been archived and gene expression analysis of these samples could provide a wealth of additional information. Analyzing these samples could help scientists determine why patients did or did not respond to the treatments they were given and provide greater understanding of which genes are involved in disease mechanisms.

  •
  Whole Genome Tiling Arrays.    Affymetrix offers tiling arrays for the genomes of a number of major organisms including human, mouse, drosophila, C.elegans and yeast. These designs use evenly spaced probes across the non-repetitive portion of the genome and rely only on genomic DNA sequence and not functional annotation for their design. The arrays are used for mapping the entire collection of transcribed elements (including non-coding RNA's that are used for structural and regulatory purposes), identifying protein binding and methylation sites and identification of genomic origins of replication. These products are currently available in either Early Access or Technology Access programs, which allow Affymetrix' customers to obtain pre-released versions of Affymetrix' products prior to full commercialization.

  DNA Analysis Arrays

        As genes and regulatory regions in the human genome are mapped, identified, and sequenced, the value of understanding the variability of sequences among individuals increases. Researchers seek to determine the normal sequence of the gene, which mutations or polymorphisms exist in a population, and whether these variations correlate with a disease or other aspect of the human condition. Studies of the genetics of complex diseases have historically been challenging due to high costs of sequencing or genotyping of large numbers of affected and unaffected individuals. Genetic variation also impacts how individuals respond to therapeutics. The study of these effects is known as pharmacogenetics. This is part of the broader field of pharmacogenomics, which seeks to understand how the overall composition and expression of the genome affects therapeutic response, drug efficacy and the incidence of adverse side effects to therapy. Affymetrix believes pharmacogenomics will become increasingly important both in clinical drug trials and patient care. By using its resequencing and genotyping technologies, Affymetrix believes that its GeneChip® probe arrays could significantly reduce the cost and time required for high-volume polymorphism analysis, which is currently performed through more labor-intensive techniques.

        Affymetrix has initiated product research and development efforts on several genetic analysis probe arrays and variant detection analysis systems and formed collaborations to accelerate the development of its genotyping products. For additional information concerning these efforts and collaborations see the sections of this proxy statement/prospectus entitled "—Research and Development" and "—Affymetrix' Collaborative Partners." Affymetrix currently markets the following DNA analysis products:

  •
  GeneChip® Human Mapping 10K Array.    The Mapping 10K Array is Affymetrix' whole genome SNP analysis tool that enables scientists to simultaneously interrogate over 10,000 SNPs spaced relatively evenly across the human genome using a simple assay. This product is well-suited to the genetic analysis of samples collected from family members who share similar disease characteristics, an approach known as linkage analysis. The marker density provides information at approximately ten times the coverage previously available with the microsatellite methods that have until now been the preferred approach for such studies. As a result, researchers using the GeneChip® Human Mapping 10K Array have greater sensitivity to detect disease genes in a linkage study and can localize them to narrower regions of DNA than was previously possible. The package includes GeneChip® arrays, analysis software and reagents.

  •
  GeneChip® Human Mapping 100K Set.    In 2004, Affymetrix launched its Mapping 100K Set for genome-wide analysis of over 100,000 SNPs on a two array set. This product uses assay methodology similar to that of the Mapping 10K Array but covers more genomic content. This higher density of marker information is enabling novel experiments called genome wide association studies. Researchers have for many years sought to study major diseases in unrelated populations, but the information density (hundreds of thousands of markers) and experiment size (hundreds or thousands of samples) made these experiments unaffordable. The Mapping 100K Set is the first in a family of products from Affymetrix that is now making large scale whole genome analysis cost effective. Affymetrix has announced plans to develop additional products for these experiments and the next generation product available in 2005 is expected to cover 500,000 SNPs.

  •
  GeneChip® CustomSeq™ Resequencing Array.    The GeneChip® CustomSeq™ resequencing product line enables customers to order custom resequencing arrays that can currently sequence 60,000 bases (or 30,000 double-stranded bases) in just two days with high accuracy. As Affymetrix shrinks feature size, it expects to increase the sequence content dramatically. Next generation CustomSeq™ arrays currently available through Early Access programs cover 600,000 bases of sequence (or 300,000 bases double stranded), significantly increasing the amount of information generated while decreasing the cost and labor per experiment. CustomSeq™ arrays offer researchers a powerful complementary tool to Affymetrix' whole genome genotyping and whole genome expression products on the same industry-standard GeneChip® platform. The package includes GeneChip® arrays, analysis software and reagents.

  •
  GeneChip® Tag Array.    GeneChip® Tag arrays contain oligonucleotides designed for optimal hybridization properties that can be used with a variety of assays. [In particular, partners such as ParAllele Biosciences have developed assays to work with these tag arrays. Affymetrix and ParAllele have entered into a joint development and commercialization agreement to co-develop products that combine ParAllele's MegAllele® assay technology and software with Affymetrix's tag arrays and instrument systems.] Affymetrix has recently released these products to a limited set of early access customers and will launch the products broadly in 2005. The package will include GeneChip® arrays, MegAllele® reagents, and MegAllele® software for use on the industry-standard GeneChip® instrument system.

  DNA Analysis Products Powered by Affymetrix

  •
  Roche AmpliChip™ CYP450.    The "Powered by Affymetrix" program and collaboration with Roche announced in January 2003 resulted in the June 2003 release of the Roche AmpliChip™ CYP450 microarray. The AmpliChip CYP450 microarray allows for complex sequence information to be analyzed for the purpose of genotyping the CYP2D6 and CYP2C19 genes. Sequence variation in these genes can result in marked differences in the way individuals metabolize, and hence respond to, an estimated 25% of all drugs. In late 2004, Roche obtained in-vitro diagnostic status for the product in the United States and Europe.

  •
  FoodExpert-ID assay.    bioMérieux has developed and is commercializing the GeneChip® based FoodExpert-ID assay under an industrial license and supply agreement with Affymetrix. The FoodExpert-ID assay detects and identifies, in parallel, DNA sequences from 40 different commercially relevant animal species (and the classes: mammal, fish, bird) in raw and processed food products and in animal feed samples. The FoodExpert-ID assay offers a reliable and sensitive method of authenticating food and animal feed that can be integrated into routine use. The final report of the FoodExpert-ID assay is a permanent record of the vertebrate animal species composition of a food or animal feed product verified by a DNA signature and can be considered as a "product identity card". Affymetrix manufactures the GeneChip® array, the most critical component of the FoodExpert-ID assay, and it is marketed by bioMérieux as part of its "Powered by Affymetrix" business model.

  Access Programs for Affymetrix' GeneChip® Arrays

        Affymetrix offers a variety of sales programs for its gene expression monitoring and DNA analysis arrays, tailored to the needs of industrial, biotech and academic/government customers. These product related revenue programs are tied to volume usage and customers can select a program that best meets their needs to receive favorable pricing per array.

  Reagents for Affymetrix' GeneChip® Systems

        Affymetrix offers various reagents for use with its gene expression monitoring arrays and DNA analysis arrays. Reagents assist researchers at critical steps in the sample preparation process such as extracting, amplifying and labeling target nucleic acid. As an integral part of the GeneChip® system, standard reagents and associated protocols help minimize experimental variations. For Affymetrix' expression probe arrays, it offers the following reagents: One-Cycle cDNA Synthesis Kit, Two-Cycle cDNA Synthesis Kit, GeneChip® Expression 3'-Amplification Reagents for IVT Labeling, GeneChip® Sample Cleanup Module, T7-Oligo(dT) Promoter Primer Kit, Eukaryotic Poly-A RNA Control Kit and Eukaryotic Hybridization Control Kit. For its DNA analysis arrays, it offers reagent kits for use with all of the products mentioned above.

  Instruments for Affymetrix' GeneChip® Systems

        Affymetrix' GeneChip® instruments provide a fully integrated system for conducting research using GeneChip® probe arrays. The instrument system consists of four hardware devices, each providing for robust preparation and analysis of samples using GeneChip® arrays. The first device is a hybridization oven to control the timing and temperature required for hybridization of the test sample to the probe array. The second device is a fluidics station that controls exposure of the probe array to solutions containing prepared sample and labeled detection reagents across the probe array. The fluidics station can process four probe arrays simultaneously. The fluidics station protocols conclude with a reagent wash that leaves the labeled, hybridized test sample bound to the probe array.

        The third device, a laser scanner, is used after completion of protocols on the fluidics and hybridization stations, at which time the cartridge containing the probe array is placed in the scanner and read. The scanner consists of a laser, high-resolution optics, robotics to position and scan the probe array, a fluorescence detector and an interface to a computer workstation. The labeled material that is bound to the hybridized test sample emits fluorescent signals when exposed to the light from the laser. The locations and intensities of the fluorescent signals are recorded by the scanner and stored in the computer for analysis. The fourth device is an autoloader, which is a 48-array carousel that interfaces with the scanner to allow walk-away automation of the scanning steps, while maintaining the loaded arrays at the optimum storage temperature.

        The individual components of Affymetrix' GeneChip® instrument system are described in more detail below.

  •
  GeneChip® Hybridization Oven 640.    The GeneChip® Hybridization Oven 640 is used to control the timing and temperature required for hybridization of the test sample to the probe array. The GeneChip® Hybridization Oven 640 holds up to eight probe array cartridge carriers (each with eight cartridge slots) that rotate for controlled hybridization of up to 64 probe arrays. This unit delivers temperature control for consistent performance across all probe array applications.

  •
  Fluidics Station 450.    The Fluidics Station 450 is used to control exposure of the probe array to solutions containing prepared sample and labeled detection reagents across the probe array and can independently process four probe arrays simultaneously. The fluidics station protocols conclude with a reagent wash that leaves the labeled, hybridized test sample bound to the probe array. Multiple fluidics stations can be connected to the same computer workstation in order to expedite array processing in high throughput laboratories. This model of the Fluidics Station was launched in 2003 and replaced the earlier Fluidics Station 400 to provide users with a higher level of automation, and improved performance.

  •
  GeneChip® Scanner 3000.    The GeneChip® Scanner 3000, launched in January 2003, uses proprietary laser scanning technology and high resolution optics to read the fluorescent signal from GeneChip® arrays. The GeneChip® Scanner 3000, developed and manufactured by

    Affymetrix, represents the next generation in scanner technology. The Flying Objective™ scanning technology incorporated into this scanner has been adapted to provide faster scanning of GeneChip® probe arrays with a high degree of image uniformity and accuracy. The current version of the GeneChip® Scanner 3000 has been validated to allow imaging of GeneChip®arrays with feature sizes as small as 8 microns, and Affymetrix believes the scanning technology can be used with further reductions of GeneChip® feature size. The GeneChip® Scanner 3000 may also be purchased with a computer workstation loaded with Affymetrix GeneChip® Operating Software ("GCOS") (discussed below under "Software for Affymetrix' GeneChip® Systems and Analysis Tools").

  •
  GeneChip® AutoLoader.    The GeneChip® Autoloader, developed and manufactured by Affymetrix, was introduced in September 2003. The Autoloader is a 48-array carousel that automatically loads and unloads arrays from the scanner, helping researchers automate their array processing and providing walk-away use in the lab. The GeneChip® Scanner with AutoLoader can load and scan 48 current catalog arrays in 4.5 hours or less, depending on the array format that is scanned. Thermostatic control allows the stored arrays to be held in a cooled environment and then warmed to optimum temperature for scanning. The AutoLoader attaches to the top of the scanner, saving valuable bench space, and does not require any additional power source.

  •
  Workstations.    Affymetrix offers workstations to accommodate varied research needs. The Type I GeneChip® Workstation (Windows NT) is configured with system software enabling it to operate the GeneChip® Scanner 3000 and multiple Fluidics Stations. Its Type II GeneChip® Workstation (Windows NT and Windows 2000) can operate independently of the scanner and fluidics station instruments.

        In September 2003, Affymetrix announced the introduction of a new High Throughput Array (HT) system designed to process and analyze GeneChip® arrays in a 96-well format suitable for industrializing genome research. This new format is designed to reduce experimental costs and help scientists produce results more rapidly and effectively. The GeneChip® Array Station will have the capacity to process hundreds of biological samples per day with minimal human supervision, reducing capital, labor, reagent and array expenses. The GeneChip® Array Station adapts the same industry-standard GeneChip® technology and content used in Affymetrix' cartridges to a standard 96-well microtiter plate, and runs on an automated system built with off-the-shelf robotic components. The GeneChip® Array Station automates the most labor intensive steps in GeneChip® probe array processing, dramatically reducing the cost per assay. The decrease in cost and increase in throughput makes the GeneChip® Array Station well suited for downstream development applications such as compound profiling, molecular toxicology and clinical trials.

  Instruments for Use in Molecular Diagnostics

        The GeneChip® System 3000Dx (GCS 3000Dx) is configured especially for the molecular diagnostic market. In September 2004, the GCS3000Dx received Conformite Europeene (CE) certification, clearing it for use as an in-vitro diagnostic (IVD) product in the European Union. In December 2004, the GCS3000Dx was also cleared by the United States Food and Drug Administration (FDA) as an IVD to be used in conjunction with the Roche Diagnostics AmpliChip CYP450 Test. The AmpliChip CYP450 Test also received CE certification and FDA clearance in 2004 making it the first Powered by Affymetrix IVD test. This test, which utilizes an Affymetrix microarray produced specifically for Roche Diagnostics, analyzes a patient's Cytochrome P450 2D6 and 2C19 genotypes to look for variations that can influence drug metabolism. The GCS3000Dx will support all Powered by Affymetrix molecular diagnostic tests. The system includes the GCS3000Dx Scanner with Autoloader Dx, FS450Dx Fluidics Station, and Workstation with GCOS Dx.

  Software for Affymetrix' GeneChip® Systems and Analysis Tools

        Affymetrix' GeneChip® Operating Software ("GCOS") software is supplied as part of an integrated system and runs on an industry standard PC platform. The fluorescence intensity data captured from the scanner are used in conjunction with computer files containing the probe sequence and location of all the probes on the probe array to determine the expression level of a particular gene or to identify particular DNA sequence variations of the test sample.

        Affymetrix' Data Mining Tool® and GeneChip® Operating Software Server ("GCOS Server") software products allow for sophisticated analyses of gene expression results and provide a means of linking and integrating this information with other databases.

        Customers may choose operating or other software products provided by third party vendors that have been developed through Affymetrix' OpenSystems™ program, which includes the provision of a Software Developer's Kit to interested commercial and academic parties. Through this program, Affymetrix intends to stimulate a wide range of independent groups to develop tools for use with its platform, further enhancing its customers' capability to generate unique biological insights from the high quality data provided by the GeneChip® platform.

        Finally, Affymetrix' NetAffx™ Analysis Center (www.affymetrix.com/analysis/) is its exclusive online informatics resource for its customers and provides streamlined, open access to design information and biological annotations associated with Affymetrix' GeneChip® arrays. It was created to assist genomic researchers with the design and analysis of DNA array based experiments. NetAffx™ offers researchers a searchable catalog of Affymetrix GeneChip® probe array content, a range of publicly available and Affymetrix generated databases, and links to important third party resources.

  Molecular Diagnostic Initiatives

        Affymetrix believes that its GeneChip® technology can be effectively applied to complex molecular diagnostic testing. Affymetrix has formed collaborations and intends to further partner with, or license technology to, established diagnostic and medical device companies to develop, obtain regulatory approval for, and commercialize probe arrays and instrumentation. It anticipates broader use of probe arrays as components of diagnostic products and clinical research applications. It believes that to support large central laboratories, additional instrumentation and automation will need to be developed to allow for handling the large volume testing of the clinical diagnostic setting. To further its molecular diagnostics strategy, it has established a number of collaborations with leading academic researchers, diagnostic companies, pharmaceutical and biotechnology companies.

        For example, Affymetrix is non-exclusively collaborating with Roche to develop and commercialize GeneChip® diagnostic tests for DNA analysis, genotyping and resequencing applications, as well as for RNA expression analysis, in a broad range of human disease areas. Using Affymetrix' GeneChip® technologies, Roche intends to develop and market diagnostic tests for diseases such as cancer, osteoporosis, cardiovascular, metabolic, infectious and inflammatory diseases.

        In oncology, Affymetrix is non-exclusively collaborating with Veridex, a Johnson & Johnson company, to develop and commercialize GeneChip® diagnostic tests for oncology. Using Affymetrix' GeneChip® technologies, Veridex intends to develop and market tests for cancer.

        In addition, Affymetrix has collaborations with several academic research centers, including Boston University Medical Center and the Whitehead Institute for Biomedical Research, to discover and test molecular signatures for specific indications, as well as to develop and test new methods necessary to meet the requirements of molecular diagnostics.

        In bacteriology, Affymetrix has a non-exclusive collaborative development agreement and an associated supply agreement for probe arrays with bioMérieux, Inc. to identify the species and drug resistance profiles of those bacteria causing human infection. The agreements also allow for non-exclusive development of DNA probe arrays for certain diagnostic viral tests and for the fields of food and industrial testing.

        Affymetrix and its "Powered by Affymetrix" partners believe that developing diagnostic products for cancer and other human diseases will establish new standards for molecular diagnostic testing. Ultimately, these products will allow physicians to better diagnose and treat human disease.

        Affymetrix has also entered into a series of agreements with Beckman Coulter that give them the right to develop probe array-based diagnostic products using some elements of Affymetrix' GeneChip® technology. Under these agreements, Affymetrix has also agreed to grant Beckman Coulter licenses to commercialize probe arrays manufactured using certain of Affymetrix' technologies other than light-directed synthesis. Under the arrangement, Beckman Coulter would pay Affymetrix transfer prices and royalties on sales of these products.

        For additional information concerning Affymetrix' collaborations, see the section entitled "Affymetrix' Collaborative Partners" beginning on page 104.

Affymetrix' Collaborative Partners

        Affymetrix' strategy is to establish the GeneChip® system as the platform of choice for analyzing complex genetic information, to expand the applications of its technology, and to acquire access to complementary technologies and resources. Accordingly, it has entered into and intend to enter into additional collaborative agreements to further this strategy. The table below sets forth a selected list of collaborators with whom it has current agreements, together with the related products and programs and the commencement dates of the most recent agreement. The table is organized by reference to the product area that represents the most significant portion of the collaboration; however, the collaboration may also involve other areas of its business and product line.

SUMMARY OF SELECTED COLLABORATORS

Company	Type of Agreement	Date
Gene Expression Monitoring
Millennium Pharmaceuticals, Inc.	Collaborative research and development agreement to develop gene expression array processes and applications.	October 2001
Qiagen, GmbH	Agreement for Qiagen to supply nucleic acid purification products for Affymetrix to resell for use with GeneChip® arrays in the target labeling process.	February 2002 and November 2004
	Collaborative research to optimize the use of GeneChip® expression arrays in gene modulation applications which use siRNA.	October 2003
PreAnalytiX GmbH
	Collaborative development agreement to optimize the PreAnalytiX PAXgene(TM) Blood RNA System for use with Affymetrix' GeneChip® technology to improve gene expression profile results on RNA extracted from whole blood.	October 2003

Strategene	Agreement to develop Array Assist Lite with Iobion which includes Affymetrix algorithms for analysis of Gene Expression arrays. Affymetrix will distribute Array Assist Lite.	January 2005
Arcturus Bioscience, Inc. (formerly Arcturus Engineering, Inc.)
	Collaborative agreement to develop new tools that will enable researchers to conduct gene expression analysis on paraffin-embedded clinical biopsy samples using Arcturus reagents and a new Affymetrix custom human array.	November 2003
Invitrogen Corporation
	Collaborative agreement to develop a new line of GeneChip® brand expression reagents including two new cDNA Synthesis Kits, optimized for use with Affymetrix' GeneChip® technology, containing Invitrogen's industry-leading SuperScript™ reverse transcriptase (RT).	November 2003
DNA Analysis
ParAllele BioScience, Inc.	Joint development and commercialization agreement to co-develop genotyping products to be sold by Affymetrix. These products will use GeneChip® arrays and systems and ParAllele assays and software.	April 2004
Perlegen Sciences, Inc.
	Supply agreement for Perlegen's core SNP discovery and genotyping research. License to single nucleotide polymorphism content and other IP; discoveries are being commercialized in certain Affymetrix DNA analysis products.	March 2001 and January 2003
Molecular Diagnostics
Arcturus Bioscience, Inc. (formerly Arcturus Engineering, Inc.)
	Under a supply agreement, Arcturus has broad access to Affymetrix' standard and custom GeneChip® brand arrays, instrumentation and software to monitor gene expression aimed at developing novel microgenomics array-based diagnostic content.	December 2002
bioMérieux, Inc.	Collaborative agreements focused on bacteriology and virology molecular diagnostic products; industrial and food testing products.	September 1996, December 1997, January 1998, and March 2003
Boston University Medical Center	Collaborative agreement focused on developing tools for screening and early detection of lung cancer.	December 2002

F. Hoffmann-La Roche Ltd.	Collaborative agreements to develop and commercialize GeneChip® based diagnostic products in a range of human disease areas.	February 1998 and January 2003
Veridex, LLC	Collaborative agreements to develop and commercialize GeneChip® based diagnostic products for oncology.	December 2004
Other
The Broad Institute	Collaborative agreement to develop applications of GeneChip® technology in the areas of genotyping, resequencing and high throughput expression analysis.	September 2004
Beckman Coulter, Inc.
	Agreement to purchase Beckman Coulter's array business. Affymetrix granted Beckman Coulter licenses to commercialize probe arrays manufactured using certain of its technologies other than light-directed synthesis.	July 1998
Array Automation, LLC (Joint venture with Beckman Coulter, Inc.)
	Array Automation is a joint venture between Affymetrix and Beckman Coulter, Inc. The joint venture was incorporated in July 2003, with the primary purpose of product research and development in the field of non-photolithographic arrays of polynucleotide sequences and instruments.	July 2003
National Cancer Institute	Collaborative research relating to RNA transcription regulation and activity.	January 2001
Ingenuity Systems, Inc.
	Agency agreement to make available Ingenuity's Pathways Analysis product to Affymetrix customers. Ingenuity Pathways Analysis is a web-based application that is designed to enable Affymetrix customers to more easily discover, visualize and explore therapeutically relevant networks in gene expression array data sets.	July 2003
Caliper Life Sciences, Inc.	Collaboration and supply agreement to develop and provide automated target preparation instruments for the GeneChip® Probe Array system.	January 2004

  Gene Expression Monitoring Collaborations

        Millennium Pharmaceuticals, Inc.    In October 2001, Affymetrix entered into a four-year supply and research and development agreement with Millennium Pharmaceuticals, Inc. ("Millennium") to co-develop GeneChip® technology applications for use in drug discovery and development. Under the agreement, Affymetrix and Millennium are jointly developing gene expression array processes and applications to enhance the productivity of genome-based drug discovery and development. Affymetrix has the right to commercialize certain technologies developed under this collaboration.

        Qiagen, GmbH.    In February 2002, Affymetrix entered into a three-year supply agreement with Qiagen, GmbH ("Qiagen") for Qiagen to supply Affymetrix with certain nucleic acid purification products for use with Affymetrix' GeneChip® arrays for target labeling in expression analysis. In November 2004, Affymetrix signed a three-year renewal contract with Qiagen. In October 2003, Affymetrix entered into a collaboration agreement to optimize the use of GeneChip® expression arrays in gene modulation applications which use siRNA.

        PreAnalytiX GmbH.    In October 2003, Affymetrix entered into a collaborative agreement with PreAnalytiX, a joint venture between QIAGEN N.V. and Becton, Dickinson and Company. The goal of the collaboration will be to develop improved methods for the use of PreAnalytiX technology with GeneChip® expression analysis arrays. By combining PreAnalytiX and Affymetrix technologies, Affymetrix' goal is to develop a complete, standardized process for expression profiling starting from whole blood samples.

        Strategene Corporation.    In January 2005, Affymetrix entered into a non-exclusive strategic alliance under which Strategene will provide Affymetrix' customers with new software solutions for GeneChip® data analysis. As part of this agreement, Strategene will develop a new software package for Affymetrix, ArrayAssist® Lite, which will be offered as a standard statistical analysis solution of Affymetrix gene expression microarrays.

        Arcturus Bioscience Inc.    In November 2003, Affymetrix entered into a collaboration to develop new tools that will enable researchers to conduct gene expression analysis on paraffin-embedded clinical biopsy samples using Arcturus reagents and a new Affymetrix custom human array. Paradise(TM) reagents, developed by Arcturus can extract and amplify RNA from paraffin-embedded tissues. These samples are suitable for use in gene expression analysis when used with a new custom microarray, the GeneChip® Human Genome X3P Array, which will be offered through the Affymetrix Made-to-Order Program to any researcher interested in examining paraffin-embedded samples for gene expression.

        Invitrogen Corporation.    In November 2003, Affymetrix signed a collaboration and supply agreement to develop and market a new line of GeneChip® brand expression reagents including two new cDNA Synthesis Kits. Both of the new cDNA Synthesis Kits were developed in collaboration with Invitrogen and contain Invitrogen's industry-leading SuperScript™ reverse transcriptase (RT). These reagents have been optimized for use with Affymetrix GeneChip® technology, offering a complete, standardized sample preparation system that is easier to use and will help customers produce more robust and consistent array results. The One-Cycle cDNA Synthesis Kit offers all necessary reagents for standard target labeling. This protocol has been used by the majority of Affymetrix' customers already, but the new kit provides improved configuration and greater convenience. The new Two-Cycle cDNA Synthesis Kit offers customers a streamlined procedure for preparing samples using a small amount of material, such as biopsy or laser capture dissected samples.

  DNA Analysis Collaborations

        ParAllele BioScience, Inc.    In April 2004, Affymetrix and ParAllele BioScience, Inc. ("ParAllele") entered into a joint development and commercialization agreement to co-develop genotyping products. These products will use GeneChip arrays and systems and ParAllele assays and software and will be sold by Affymetrix.

        Perlegen Sciences, Inc.    In March 2001, Affymetrix contributed to Perlegen the rights to use certain intellectual property with no cost basis, and Affymetrix has rights to use and commercialize certain data generated by Perlegen in the array field. Using access to whole-wafer technology developed by Affymetrix, Perlegen focuses on identifying the millions of genetic variations (known as single nucleotide polymorphisms or "SNPs") among individuals, and finding patterns in those variations that might be predictive of disease susceptibility or drug response. In January 2003, Affymetrix obtained accelerated access to Perlegen's SNP database which was used to help accelerate development of Affymetrix' Mapping 100K Set and will also be used in future products. In addition, Affymetrix' collaborative arrangement with Perlegen provides Affymetrix with access and commercialization rights to certain whole genome technologies, including 248,000 chip-optimized assays covering the genome that Affymetrix intends to make available to its customers for use in resequencing and genotyping. For additional information concerning Affymetrix' relationship with Perlegen, including its ownership interest in Perlegen, its collaborative relationship with Perlegen and existing relationships between certain of its directors and officers and Perlegen, see the sections of this proxy statement/prospectus entitled "Management's Discussion and Analysis of Affymetrix' Financial Condition and Results of Operations" and "—Notes to the Consolidated Financial Statements; Note 11."

  Molecular Diagnostics Collaborations

        Arcturus Bioscience, Inc.    In December 2002, Affymetrix entered into a strategic relationship with Arcturus Bioscience, Inc. (formerly Arcturus Engineering, Inc.) ("Arcturus"), a leader in laser capture microdissection. Through the collaboration, Arcturus has broad access to Affymetrix' standard and custom GeneChip® brand arrays, instrumentation and software to monitor gene expression for use in research and discovery efforts to develop novel microgenomics array-based diagnostic signatures. In addition, Affymetrix made a $3.0 million equity investment in Arcturus. Affymetrix sees microgenomics as an important enabling technology for a broad set of applications in research and diagnostics.

        bioMérieux, Inc.    In September 1996, Affymetrix entered into a collaborative development agreement and associated supply agreement for probe arrays with bioMérieux, Inc. ("bioMérieux") to identify the species and drug resistance profiles of bacteria causing human infection. As part of the collaboration, bioMérieux is developing instrumentation for the use of these probe arrays in a molecular diagnostic setting. Under the terms of the agreements, bioMérieux provides research and development support and makes payments to Affymetrix upon achievement of certain milestones. In addition, bioMérieux pays specified prices for the supply of probe arrays and royalties on any resulting product sales. In December 1997 and January 1998, Affymetrix expanded the collaboration with bioMérieux to include the non-exclusive development of DNA probe arrays for molecular diagnostic tests in the fields of virology and food and industrial testing. In March 2003, the collaboration agreement was amended in order to reinstate bioMérieux's licenses. bioMérieux has launched the FoodExpertID array under this collaboration. Please see the section of this proxy statement/prospectus entitled "—DNA Analysis Products Powered by Affymetrix" beginning on page 100.

        Boston University Medical Center.    In December 2002, Affymetrix entered into a collaboration with Boston University Medical Center for the use by Boston University Medical Center of Affymetrix' GeneChip® technology to identify predictive molecular signatures that may enable the screening and early detection of lung cancer in "at risk" individuals, and to develop a less invasive sample acquisition method. Using GeneChip® probe arrays, researchers at Boston University Medical Center will study the use of airway tissue derived gene expression signatures for early detection, prognosis, therapy selection and monitoring of lung cancer.

        F. Hoffmann-La Roche Ltd.    In February 1998, Affymetrix entered into a non-exclusive collaborative development agreement with F. Hoffmann-La Roche Ltd. ("Roche") to initially develop human probe array-based diagnostic products. Under the terms of the agreement, the parties are collaborating to develop mutually agreed upon arrays, as well as associated instrumentation and reagents. In January 2003, Affymetrix expanded its collaboration with Roche by granting Roche access to its GeneChip® technologies to develop and commercialize GeneChip® diagnostic laboratory tests for DNA analysis, genotyping and resequencing applications, as well as for RNA expression analysis, in a broad range of human disease areas. Using Affymetrix' GeneChip® technologies, Roche intends to develop and market diagnostic tests for diseases such as cancer, osteoporosis, cardiovascular, metabolic, infectious and inflammatory diseases. Affymetrix and Roche believe that developing targeted microarray expression profiles for cancer, plus genotyping and resequencing profiles for other diseases will enable the creation and commercialization of novel standardized diagnostic solutions. These solutions ultimately will allow physicians to better diagnose and treat human disease. Under the terms of the collaborative agreement, Roche paid Affymetrix an access fee of $70 million relating to the first five years of the arrangement. The agreement, which is subject to Roche's option to terminate on December 31, 2007 or any time on or after June 2, 2013, with one year's prior notice, includes a broad range of other compensation payable by Roche to Affymetrix throughout the life of the agreement based on royalties on sales of diagnostic kits, milestone payments for technical and commercial achievements, a manufacturing and supply agreement, and related license installments. As part of the agreement, Affymetrix will manufacture and supply Roche with microarrays and related instrumentation based on Affymetrix' GeneChip® platform. In 2003 Roche launched the AmpliChip® CYP450 array product initially for research use only, but in late 2004 obtained CE marking and FDA regulatory approvals of the product for in-vitro diagnostic use.

        Veridex, LLC.    In December 2004, Affymetrix entered into a non-exclusive collaboration agreement with Veridex LLC, a Johnson & Johnson company, to develop and commercialize GeneChip® based diagnostic products for use in the field of oncology. Veridex was granted long-term and comprehensive access to Affymetrix' GeneChip® technology to create and market in-vitro diagnostics for cancer. The agreement, made under the Powered by Affymetrix™ program, gives Veridex non-exclusive rights to Affymetrix' patented arrays, instrumentation systems and planned improvements to these technologies.

  Other Collaborations

        The Broad Institute.    In September 2004, Affymetrix entered into a supply and research collaboration agreement with the Broad Institute and Massachusetts Institute of Technology. The agreement provides Affymetrix technology on preferential terms to The Broad Institute for applications development in return for the option to make commercial products available from the resulting research. The collaboration is focused on whole genome SNP analysis, resequencing and high throughput expression analysis.

        Beckman Coulter, Inc.    In July 1998, Affymetrix entered into an arrangement with Beckman Coulter, Inc. ("Beckman Coulter") that involved the execution of a series of agreements including an asset purchase agreement. Pursuant to these agreements, which were implemented and became effective in June 1999, Affymetrix purchased Beckman Coulter's array business. Under the agreements, Affymetrix agreed to grant Beckman Coulter licenses to commercialize probe arrays manufactured using certain of Affymetrix' technologies other than light-directed synthesis, and the parties agreed to enter into an original equipment manufacturer supply agreement for products that use Affymetrix' GeneChip® array technology. Under the arrangement, Beckman Coulter agreed to pay Affymetrix transfer prices and royalties on sales of these products.

        Array Automation, LLC.    Affymetrix is currently a partner in Array Automation, LLC ("AAL"), a joint venture with Beckman Coulter, Inc. ("Beckman"). In July 1998, Affymetrix entered into an asset purchase agreement with Beckman. As part of the asset purchase agreement, Affymetrix agreed to establish a joint venture with Beckman. AAL was incorporated in July 2003, with the primary purpose of product research and development in the field of non-photolithographic arrays of polynucleotide sequences and instruments. Please see the section of this proxy statement/prospectus entitled "—Notes to the Consolidated Financial Statements; Note 11" beginning on page F-26.

        National Cancer Institute.    In January 2001, Affymetrix entered into a collaboration agreement with the National Cancer Institute on a human transcriptome initiative which seeks to construct maps locating the sites of RNA transcription across the entire human genome using high-density whole-genome arrays interrogating at resolutions and throughput rates never before attempted. The transcriptome is defined as the complete collection of transcribed elements of the genome. In addition to mRNAs, it also represents non-coding RNAs that are used for structural and gene regulation purposes. Alterations in the structure or levels of expression of any one of these RNAs or their proteins could contribute to disease. An understanding of the transcriptome may provide valuable insights in the research for novel drugs. Affymetrix has made the data from this initiative freely available to the public via the Web through a version of the data integration and analysis software platform developed by Biotique Systems, Inc., a company that provides decision support tools and services for the emerging field of pharmacogenomics. Affymetrix is using the Biotique Local Integration System to house this transcriptome data and to provide an interface for researchers to access, query and use this information. This collaboration was extended during fiscal 2003 to address the identification of transcriptional binding sites, methylation sites, origins of replication and other genomic features.

        Ingenuity Systems, Inc.    In July 2003, Affymetrix entered into an agency agreement with Ingenuity to deliver the Ingenuity Pathways Analysis product to its customers. Ingenuity Pathways Analysis is a web-based application that is designed to enable Affymetrix' customers to more easily discover, visualize and explore therapeutically relevant networks in gene expression array data sets. Pharmaceutical, biotech, and academic customers will be able to get access to the application through an annual subscription fee. As part of the agreement, Affymetrix made a $5.0 million equity investment in Ingenuity.

        Caliper Life Sciences, Inc.    In January 2004, Affymetrix signed a collaboration and supply agreement to develop and provide automated target preparation instruments for the GeneChip® Probe Array system. These new automation systems are expected to cut array processing, reduce variability and labor costs, and enable researchers to industrialize their genomic research. The two companies will develop products that leverage Caliper's expertise in high-throughput automation and microfluidics with Affymetrix' expertise in microarray technology and applications. The first products were launched in 2004 and automate GeneChip® microarray target preparation steps including hybridization, washing and staining for expression and DNA analysis. The automated system enables a single operator to run up to 96 RNA samples at a time, compared to the manual rate of 20 to 24 samples.

Marketing and Distribution

        The markets for Affymetrix' products include all aspects of molecular biology research in the life sciences, including basic human disease research, genetic analysis, pharmaceutical drug discovery and development, pharmacogenomics, toxicogenomics and agricultural research, amongst others. Its customers include pharmaceutical, biotechnology, agrichemical, diagnostics, industrial and consumer products companies, as well as academic research centers, laboratories in government agencies, private government research foundations and clinical and industrial reference laboratories. The following factors, among others, influence the size and development of its markets:

  •
  the availability of genomic sequence and sequence variation data for the human population and for other organisms;

  •
  technological innovation that increases throughput and lowers the cost of genomic and genetic analysis;

  •
  the development of new computational techniques to handle and analyze large amounts of genomic data;

  •
  the availability of government funding for basic and disease-related research;

  •
  the amount of capital and ongoing expenditures allocated to research and development spending by biotechnology, pharmaceutical and diagnostic companies;

  •
  the application of genomics to new areas including molecular diagnostics, agriculture, human identity and consumer goods; and

  •
  the availability of genetic markers and signatures of diagnostic value.

        In North America and major European markets, Affymetrix' GeneChip® products are marketed principally through Affymetrix' own sales and distribution organizations. Affymetrix owns or leases sales and service offices in the United States, Europe, Japan and Singapore. In markets outside of North America and Europe, it sells its GeneChip® products principally through third party distributors, primarily in Mexico, India, the Middle East and Asia Pacific. These distributors are life science supply specialists within their own countries and operate as its sole distributors within a defined country or other geographic area.

        For molecular diagnostic and industrial applications market opportunities, Affymetrix supplies its partners with arrays and instruments, which they incorporate into diagnostic products and take on the primary commercialization responsibilities. Current collaborative partners include Roche, bioMérieux, and Veridex, a Johnson & Johnson company. For additional information concerning Affymetrix' collaborative partners, see the section of this proxy statement/prospectus entitled "—Affymetrix' Collaborative Partners" beginning on page 104.

Manufacturing and Raw Materials

        Affymetrix manufactures its GeneChip® probe arrays, GCS 3000 scanner, fluidics stations, instrument control software and certain reagents in-house and contract with third-party suppliers to manufacture its hybridization oven and certain reagents for its GeneChip® system. Additionally, through its External Developers Network, a number of third-party software suppliers develop, market and sell genomic data analysis software that interfaces with data files generated by its GeneChip® system.

        Affymetrix' probe array manufacturing process involves wafer preparation, probe synthesis, dicing of synthesized wafers into chips, assembly of chips, and quality control. Affymetrix has developed software programs that extensively automate the design of photolithographic masks used in probe array manufacturing and that control the probe array manufacturing lines. Glass wafers are prepared for synthesis through the application of chemical coatings. GeneChip® probe arrays are synthesized on the wafers using its proprietary, combinatorial photolithographic process. The completed wafers can then be diced to yield individual probe arrays, which are assembled and packaged for shipment.

        Affymetrix is currently manufacturing GeneChip® probe arrays for sale to customers as well as for internal and collaborative purposes. Probe arrays are manufactured at its dedicated manufacturing facility located in West Sacramento, California. It also maintains manufacturing process engineering and a development facility in Santa Clara, California, and a manufacturing and development facility in Bedford, Massachusetts to support its instrumentation products. All of its instrument and array manufacturing facilities comply with Good Manufacturing Practices as a subset of the Quality System Regulation (21 CFR 820).

        Currently, Affymetrix has physical capacity under optimal conditions to produce more than 32,000 wafers annually. It will continue to invest in additional capital equipment for its West Sacramento facility to both increase production capacity and increase the flexibility of this capacity to produce a broader range of products. The actual number of probe arrays it is able to manufacture depends on the available equipment capacity, the yield of probe arrays that pass quality control testing and the number of probe arrays manufactured on each wafer.

        Affymetrix performs quality tests on selected probe arrays from each wafer and selected probes on such probe arrays. Affymetrix largely relies on in-process and internal quality control procedures, including controls on the manufacturing process and sample testing, to verify the correct completion of the manufacturing process. In addition, Affymetrix and its customers rely on the accuracy of genetic sequence information contained in the public databases upon which its products are based. Affymetrix' probe array manufacturing process is designed to allow Affymetrix to meet its performance specifications before arrays are shipped. Affymetrix has a customer inquiry and complaint process in place, and it relies on this process to identify and resolve product performance issues that may arise from time to time.

        Key parts of the GeneChip® product line, such as hybridization ovens are available from single sources. Affymetrix takes such steps as it believes are appropriate to ensure that supplies from these vendors are not materially delayed or interrupted, since any such delays or interruptions could in turn delay its ability to deliver these products to its customers. Likewise, certain raw materials or components used in the synthesis of probe arrays or the assembly of instrumentation are currently available only from a single source or limited sources. Affymetrix takes such steps as it believes are appropriate to ensure that materials and components from these vendors are not materially delayed or interrupted, since any such delays or interruptions could in turn delay its ability to produce probe arrays or other components for its GeneChip® system in a timely fashion, in sufficient quantities or under acceptable terms. Alternative sources of supply may be time consuming and expensive to qualify. In addition, Affymetrix is dependent on its vendors to provide components of appropriate quality and reliability, and to meet applicable regulatory requirements. Accordingly, it also takes what it believes are appropriate measures to prevent the delay or interruption of supplies from these vendors and to ensure the appropriate quality for its customers.

Research and Development

        Affymetrix believes a substantial investment in research and development is essential to a long-term sustainable competitive advantage and critical to expansion into additional high throughput markets such as toxicogenomics, pharmacogenomics, and molecular diagnostic and applied testing applications. Its research and development effort is divided into the major areas of basic research, product research and development, and manufacturing process development. Its research and development expenses for the years ended December 31, 2004, 2003 and 2002, were $73.4 million, $65.9 million and $69.5 million, respectively.

  Basic Research

        Basic research efforts are carried out through Affymetrix Research Laboratories to further advance Affymetrix' GeneChip® platform, develop new concepts that can be rapidly productized, and create innovations that will influence Affymetrix' business model in the future. Affymetrix' initial focus is on basic technology research including high throughput systems, high resolution chip fabrication and detection, genotyping, and gene expression and analysis of the human transcriptome and of other model organism genomes. Affymetrix is focusing its genotyping research efforts on the development of new assays principally designed to perform whole genome analysis at various resolutions. It believes that products based on this research will ultimately help researchers to develop more effective therapeutics and help identify the diagnostic markers and tests useful in molecular diagnostic applications.

  Product Research and Development

        Affymetrix' product research and development efforts are focused primarily on expanding the applications of the GeneChip® technology including development of new probe array products, improving the overall performance of GeneChip® assays, increasing the information capacity per probe array and simplifying highly complex assays. Its research and development efforts are intended to continue to develop new products based on information from the human and other model organism genomes as well as new genotyping and DNA analysis products. In addition, Affymetrix intends to continue developing custom product lines for both expression and DNA analysis so that customers can analyze gene expression or DNA variability for any organism. Affymetrix plans continued software and instrumentation development efforts to enhance the performance and level of automation of its entire GeneChip® system solution.

  Manufacturing Process and Development

        Affymetrix is conducting research aimed at enhancing the manufacturing process currently employed in the production of its GeneChip® probe arrays. This process, which leverages semiconductor photolithographic fabrication techniques, is combinatorial in that the number of different compounds synthesized grows exponentially with the number of cycles in the synthesis. The objective of this research is to allow Affymetrix to produce arrays with higher information density in the same unit area, similar to advances achieved in the semiconductor industry, which has produced silicon chip capacity closely following Moore's Law. Moore's Law is the observation that the number of transistors per square inch on a silicon chip had doubled every 18 months since the silicon chip was invented. To date, Affymetrix has also been able to achieve rapid advances in genetic information content, reducing commercial product feature size from 100 microns in 1994 to 11 microns in 2003. Affymetrix is continuing research aimed at using smaller feature technology in commercial products and implementing novel, cost-effective packaging approaches for the small array formats including packaging these into the standard industry microtiter plate format.

Intellectual Property

        Affymetrix relies on a combination of patent, copyright, and trade secret laws, know-how and licensing opportunities to establish and protect its proprietary technologies and products. Its success depends in part on its ability to obtain patent protection for its products and processes, to preserve its copyrights and trade secrets, to operate without infringing the proprietary rights of third parties and to acquire licenses related to enabling technology or products used with its GeneChip® technology.

        Affymetrix is pursuing a patent strategy designed to facilitate its research and development projects and the commercialization of its current and future products. Affymetrix has been issued 303 patents in the United States and it holds approximately 450 pending United States patent applications. Many of these patents and applications have been filed and/or issued in one or more foreign countries. While no one patent is considered essential to its success, it aggressively seeks to protect its patent rights as its patent portfolio as a whole is material to the success of the business.

        There are a significant number of United States and foreign patents and patent applications in Affymetrix' areas of interest, and Affymetrix believe that there will continue to be significant litigation in the industry regarding patent and other intellectual property rights. Others have filed, and in the future are likely to file, patent applications that are similar or identical to its or those of its licensors. It may be necessary for Affymetrix to enter into litigation to defend against or assert claims of infringement, to enforce patents issued to Affymetrix, to protect trade secrets or know-how owned by Affymetrix or to determine the scope and validity of the proprietary rights of others. To determine the priority of inventions, it may be necessary for Affymetrix to participate in interference proceedings declared by the United States Patent and Trademark Office. Litigation or interference proceedings could result in substantial costs to and diversion of Affymetrix' effort and its efforts may not be successful. Please see the section of this proxy statement/prospectus entitled "Affymetrix' Business; Legal Proceedings" beginning on page 117.

        Affymetrix also relies upon copyright and trade secrets to protect its confidential and proprietary information. It seeks to protect its proprietary technology and processes by confidentiality agreements with its employees and certain consultants and contractors. These agreements may be breached, Affymetrix may not have adequate remedies for any breach and its trade secrets may otherwise become known or be independently discovered by competitors. To the extent that Affymetrix' employees or its consultants or contractors use intellectual property owned by others in their work for Affymetrix, disputes may also arise as to the rights in related or resulting know-how and inventions.

        Affymetrix is party to various option, supply and license agreements with third parties which grant it rights to use certain aspects of it technologies. Affymetrix takes such measures as it believes are appropriate to maintain rights to such technology under these agreements. In addition, its academic collaborators have certain rights to publish data and information in which it has rights. There is considerable pressure on academic institutions to publish discoveries in the genetics and genomics fields. Affymetrix takes such steps as it believes are appropriate to ensure that such publication will not adversely affect its ability to obtain patent protection for information in which it may have a commercial interest.

Competition

        Competition in gene expression monitoring, DNA analysis and molecular diagnostics is intense and is expected to increase. Further, the technologies for monitoring gene expression, discovering and analyzing polymorphisms associated with significant diseases, and approaches for commercializing those discoveries are new and rapidly evolving. Currently, Affymetrix' principal competition comes from existing technologies and other DNA array technologies that are used to perform many of the same functions for which it markets its GeneChip® systems.

        In the gene expression monitoring and DNA analysis fields, existing competitive technologies include gel-based sequencing using instruments provided by companies such as Applied Biosystems (an Applera company), Beckman Coulter and General Electric (GE) Healthcare. Other companies developing or marketing potentially competitive DNA array technology include: Agilent Technologies, Inc., GE Healthcare, Applied Biosystems, Inc., Molecular Devices, Inc. (formerly Axon Instruments, Inc.), BD Biosciences Clontech, CombiMatrix Corporation, Digital Gene Technologies, Inc., Illumina, Inc., Lynx Therapeutics, Inc., Nanogen, Inc., NimbleGen Systems, Inc., Sequenom, Inc., Xeotron, Inc., and Visible Genetics Inc. (recently acquired by Bayer). In order to compete against existing and emerging technologies, Affymetrix will need to be successful in demonstrating to customers that the GeneChip® system provides a competitive advantage.

        In Japan, the former Amersham Biosciences K.K. (recently acquired by GE Healthcare), from which Affymetrix transitioned to its own sales operation during 2003, is a competitor, as well as a licensee of certain of Affymetrix' technology. In addition, Affymetrix has several other third party licensees that could offer products that compete with its product offering.

        The market for molecular diagnostic products derived from gene discovery is currently limited and highly competitive, with several large corporations already having significant market share. Established diagnostic companies could compete with Affymetrix by developing new products. Companies such as Abbott Laboratories, Becton Dickinson, Bayer AG, Roche, Johnson & Johnson, bioMérieux and Beckman Coulter have the strategic commitment to diagnostics, the financial and other resources to invest in new technologies, substantial intellectual property portfolios, substantial experience in new product development, regulatory expertise, manufacturing capabilities and the distribution channels to deliver products to customers. Established diagnostic companies also have an installed base of instruments in several markets, including clinical and reference laboratories, which are not compatible with the GeneChip® system and could slow acceptance of Affymetrix' products. In addition, these companies have formed alliances with genomics companies which provide them access to genetic information that may be incorporated into their diagnostic tests.

        Future competition in existing and potential markets will likely come from existing competitors as well as other companies seeking to develop new technologies for sequencing and analyzing genetic information. In addition, pharmaceutical and biotechnology companies have significant needs for genomic information and may choose to develop or acquire competing technologies to meet these needs. Through 2004, Affymetrix has significantly expanded its network of approved service providers in America, Japan and Europe. While these companies expand the reach of Affymetrix technology and make its analytical power available to a wider base of users, they may act as a substitute for outright purchase of instruments and arrays by those end users. In the molecular diagnostic field competition will likely come from established diagnostic companies, companies developing and marketing DNA probe tests for genetic and other diseases, and other companies conducting research on new technologies to ascertain and analyze genetic information.

Government Regulation

        Regulation by governmental authorities in the United States and other countries will likely be a significant factor in the manufacturing, labeling, distribution and marketing of certain products that may be developed by Affymetrix or its collaborative partners. In particular, diagnostic products Affymetrix is developing with its collaborative partners may require regulatory approval by governmental agencies when distributed outside of the research environment.

        Commercially available diagnostic tests are regulated as medical devices and are generally subject to rigorous testing and other approval procedures by the United States Food and Drug Administration (FDA). The FDA's Quality System Regulations also apply in connection with Affymetrix' manufacture of arrays and systems as components for use in diagnostic products developed by its partners. Obtaining these clearances or approvals and the compliance with these regulations require the expenditure of substantial resources over a significant period of time, and there can be no assurance that any clearances or approvals will be granted on a timely basis, if at all. Once granted, a clearance or approval may place substantial restrictions on how the device is marketed or labeled or to whom it may be sold. In addition, various federal and state statutes and regulations govern or influence the manufacturing, safety, storage of Affymetrix' products and components of its products and its record keeping.

        Medical device laws and regulations are also in effect in the European Union, where a directive became effective in December of 2003 covering in vitro diagnostic products, and many of the countries in which Affymetrix may do business outside the United States. These range from comprehensive device approval requirements for some or all of Affymetrix' medical device products to requests for product data or self-certifications. Affymetrix may not be able to obtain regulatory approvals in such countries or may incur significant costs in obtaining or maintaining its non-US regulatory approvals. In addition, the export by Affymetrix of certain of its products which have not yet been cleared for domestic commercial distribution may be subject to FDA or other export restrictions.

Reimbursement

        The design of Affymetrix' products and the potential market for their use may be directly or indirectly affected by U.S. and other government regulations governing reimbursement for clinical testing services. The availability of third-party reimbursement for its products and services may be limited or uncertain, particularly with respect to genetic tests and other clinical applications products.

        Third-party payors may deny reimbursement if they determine that a prescribed health care product or service has not received appropriate FDA or other governmental regulatory clearances, is not used in accordance with cost-effective treatment methods as determined by the payor, or is deemed by the third-party payor as experimental, unnecessary or inappropriate. Furthermore, third-party payors are increasingly challenging the prices charged for health care products and services.

        Currently, sales of Affymetrix' products and services are not subject to third-party reimbursement. However, Affymetrix is currently developing diagnostic and therapeutic products with its collaborative partners which may be subject to reimbursement issues. The ability of its collaborators to commercialize such products may depend, in part, on the extent to which reimbursement for the cost of these products will be available under U.S. and foreign regulations governing reimbursement for clinical testing services by government authorities, private health insurers and other organizations.

        In the United States, third-party payor price resistance, the trend towards managed health care and legislative proposals to reform health care or reduce government insurance programs could reduce prices for health care products and services, adversely affect the profits of Affymetrix' customers and collaborative partners and reduce Affymetrix' future royalties and product sales.

Environmental Matters

        Affymetrix is dedicated to compliance and protection of the environment and individuals. Its operations require the use of hazardous materials (including biological materials) which subject it to a variety of federal, state and local environmental and safety laws and regulations. Affymetrix believes it is in material compliance with current and applicable laws and regulations. However, some of the regulations under the current regulatory structure allow for "strict liability," holding a party potentially liable without regard to fault or negligence. Affymetrix could be held liable for damages and fines as a result of its, or others', business operations should contamination of the environment or individual exposure to hazardous substances occur. Affymetrix cannot predict how changes in these laws or development of new regulations will affect its business operations or the cost of compliance.

Employees

        As of March 1, 2005, Affymetrix had 907 full-time employees. The employee group includes chemists, engineers, computer scientists, mathematicians and molecular biologists with experience in the diagnostic products, medical products, semiconductor, computer software and electronics industries. None of its employees are represented by a collective bargaining agreement, nor has Affymetrix experienced work stoppages. Affymetrix believes that it maintains good relationships with its employees. Affymetrix' success depends in large part on its ability to attract and retain skilled and experienced employees.

Seasonality

        Customer demand for probe arrays and instrumentation systems is typically highest in the fourth quarter of the calendar year as customers spend unused budget allocations before the end of the financial year.

Financial Information About Industry Segments

        Affymetrix operates in one business segment, for the development, manufacture, and commercialization of systems for genetic analysis in the life sciences and diagnostic industry. Its operations are treated as one segment, as it only reports operating information on a total enterprise level to its chief operating decision-makers. Further, resource allocations are also made at the enterprise level by its chief operating decision-makers.

Financial Information About Geographic Areas

        Affymetrix' consolidated product and product related revenue from customers outside of the United States for fiscal years 2004, 2003 and 2002 were $159.2 million, $127.8 million and $88.0 million, or 48.1%, 45.5% and 35.4%, respectively, of its consolidated product and product related revenue. A summary of revenues from external customers attributed to each of its geographic areas for the fiscal years ended December 31, 2004, 2003 and 2002, is included in the section of this proxy statement/prospectus entitled "—Notes to Consolidated Financial Statements; Note 17" beginning on page F-42.

Available Information

        Affymetrix' internet address is www.affymetrix.com. Affymetrix makes available free of charge on its website its annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, and all amendments to those reports as soon as reasonably practicable after such material is electronically filed with or furnished to the Securities and Exchange Commission (SEC). In addition, copies of the Annual Report will be made available free of charge upon written request. The SEC also maintains an Internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC. The address of that site is http://www.sec.gov.

Properties

        The following chart indicates the facilities that Affymetrix owns or leases, the location and size of each such facility and their designated use. Affymetrix expects its facilities needs to increase over the next several years as it continues to expand its worldwide commercial operations and its manufacturing capabilities.

Location	Approximate Square Feet	Operation	Own or Lease (Expiration)
Bedford	80,000 sq. ft.	R&D, manufacturing, administrative	Lease expires 2011
Emeryville	11,000 sq. ft.	Software development	Lease expires 2005
Osaka, Japan	710 sq. ft.	Administrative	Lease expires 2005
Santa Clara	200,000 sq. ft.	R&D, administrative	Lease expires 2013
Singapore	1,700 sq. ft.	Administrative	Lease expires 2005
Sunnyvale	31,000 sq. ft.	R&D	Lease expires 2008
	57,000 sq. ft.	Administrative	Lease expires 2010
Tokyo	11,000 sq. ft.	Administrative	Lease expires 2005
United Kingdom	10,000 sq. ft.	Administrative	Lease expires 2016
West Sacramento	52,000 sq. ft.	Manufacturing	Own (facility and land)

Legal Proceedings

General

        Affymetrix has been in the past and continues to be a party to litigation which has consumed and may in the future continue to consume substantial financial and managerial resources and which could adversely affect its business, financial condition and results of operations. If in any pending or future intellectual property litigation involving Affymetrix or its collaborative partners, Affymetrix is found to have infringed the valid intellectual property rights of third parties, Affymetrix, or its collaborative partners, could be subject to significant liability for damages, could be required to obtain a license from a third party, which may not be available on reasonable terms or at all, or could be prevented from manufacturing and selling its products. In addition, if Affymetrix is unable to enforce its patents and other intellectual property rights against others, or if its patents are found to be invalid or unenforceable, third parties may more easily be able to introduce and sell DNA array technologies that compete with its GeneChip® brand technology, and its competitive position could suffer. Affymetrix expects to devote substantial financial and managerial resources to protect its intellectual property rights and to defend against the claims described below as well as any future claims asserted against it. Further, because of the substantial amount of discovery required in connection with any litigation, there is a risk that confidential information could be compromised by disclosure.

Multilyte Litigation

        Multilyte Ltd., a British corporation, and Affymetrix are engaged in legal proceedings in the United States and German courts to address allegations made by Multilyte that Affymetrix infringes certain patents owned by Multilyte (the "Multilyte patents") by making and selling the GeneChip® DNA microarray products.

  Germany

        In the actions pending in Germany, on July 18, 2003, Multilyte filed proceedings in the state court of Düsseldorf, alleging infringement of the Multilyte patents. In a separate action in Germany, on October 15, 2003, Affymetrix commenced nullity proceedings in German Federal Patent Court in Munich alleging that the German part of Multilyte's two European patents (EPs 0 134 215 and 0 304 202) are invalid. On June 29 and 30, 2004, the German Federal Patent Court in Munich held that both Multilyte European patents are invalid in Germany. Following that ruling, on July 12, 2004, the Düsseldorf court stayed both sets of infringement proceedings before it, pending Multilyte's appeal of the decision of the German Federal Patent Court in Munich nullifying both Multilyte patents. Affymetrix was notified on April 5, 2005 that Multilyte has abandoned its appeal of the decision nullifying the European Patent 0 134 215.

  United States

        In the U.S. action, on August 13, 2003, Affymetrix commenced proceedings in the United States District Court for the Northern District of California seeking a declaratory judgment that eight Multilyte patents are not infringed and are invalid. Multilyte has agreed that Affymetrix does not infringe five of the eight named patents. On October 24, 2003, Affymetrix filed an amended complaint seeking a declaratory judgment as to three of the original eight named patents—U.S. Patents 5,432,099, 5,599,720 and 5,807,755. Multilyte answered Affymetrix' complaint for declaratory judgment and asserted counterclaims against Affymetrix alleging infringement of the three patents named by Affymetrix in Affymetrix' complaint. Multilyte has submitted the three patents-in-suit to the United States Patent and Trademark Office for voluntary re-examination. These patents remain in re-examination in the USPTO. On April 28, 2005, the Court granted Affymetrix' motions for summary judgment of non-infringement and entered a final judgment in the action in favor of Affymetrix against Multilyte. On May 5, 2005, Multilyte filed a notice of motion to amend the judgment asserting that the Court's entry of final judgment was premature because it did not give Multilyte the opportunity to present evidence showing infringement under the Court's most recent claim construction. On June 23, the Court again granted summary judgment of non-infringement in favor of Affymetrix. Multilyte has appealed the Court's decision to the United States Court of Appeals for the Federal Circuit.

        Affymetrix believes that Multilyte's remaining claims against Affymetrix are without merit and have filed the declaratory judgment and nullity actions to protect its interests. However, Affymetrix cannot be sure that it will prevail in these matters. Affymetrix' failure to successfully defend against these allegations could result in a material adverse effect on its business, financial condition and results of operations.

Enzo Litigation

        On October 28, 2003, Enzo Life Sciences, Inc., a wholly-owned subsidiary of Enzo Biochem, Inc. (collectively "Enzo") filed a complaint against Affymetrix that is now pending in the United States District Court for the Southern District of New York for breach of contract, injunctive relief and declaratory judgment. The Enzo complaint relates to a 1998 distributorship agreement with Enzo under which Affymetrix served as a non-exclusive distributor of certain reagent labeling kits supplied by Enzo. In its complaint, Enzo seeks monetary damages and an injunction against Affymetrix from using, manufacturing or selling Enzo products and from inducing collaborators and customers to use Enzo products in violation of the 1998 agreement. Enzo also seeks the transfer of certain Affymetrix patents to Enzo. In connection with its complaint, Enzo provided Affymetrix with a notice of termination of the 1998 agreement effective on November 12, 2003.

        On November 10, 2003, Affymetrix filed a complaint against Enzo in the United States District Court for the Southern District of New York for declaratory judgment, breach of contract and injunctive relief relating to the 1998 agreement. In Affymetrix' complaint, Affymetrix alleges that Enzo has engaged in a pattern of wrongful conduct against Affymetrix and other Enzo labeling reagent customers by, among other things, asserting improperly broad rights in its patent portfolio, improperly using the 1998 agreement and distributorship agreements with others in order to corner the market for non-radioactive labeling reagents, and improperly using the 1998 agreement to claim ownership rights to Affymetrix' proprietary technology. Affymetrix seeks declarations that it has not breached the 1998 agreement, that it is entitled to sell its remaining inventory of Enzo reagent labeling kits, and that nine Enzo patents that are identified in the 1998 agreement are invalid and/or not infringed by it. Affymetrix also seeks damages and injunctive relief to redress Enzo's alleged breaches of the 1998 agreement, its alleged tortious interference with the Company's business relationships and prospective economic advantage, and Enzo's alleged unfair competition. Affymetrix filed a notice of related case stating that its complaint against Enzo is related to the complaints already pending in the Southern District of New York against eight other former Enzo distributors. The Southern District of New York has related Affymetrix' case. There is no trial date in the actions between Enzo and Affymetrix.

        Affymetrix believes that the claims set forth in Enzo's complaint are without merit and have filed the action in the Southern District of New York to protect its interests. However, Affymetrix cannot be sure that Affymetrix will prevail in these matters. Affymetrix' failure to successfully defend against these allegations could result in a material adverse effect on its business, financial condition and results of operation.

Administrative Litigation and Proceedings

        Affymetrix' intellectual property is expected to be subject to significant additional administrative and litigation actions. For example, in Europe and Japan, third parties are expected to oppose significant patents that Affymetrix owns or controls. Currently, Multilyte Ltd. and ProtoGene Laboratories, Inc. have filed oppositions against Affymetrix' EP 0 619 321 patent in the European Patent Office. PamGene B.V. has filed an opposition against Affymetrix' EP 0 728 520 patent, and it was revoked at oral proceedings in January 14, 2004. Affymetrix has appealed this ruling. Also, Abbott Laboratories, Applera, Clondiag and CombiMatrix are parties in opposition against Affymetrix' EP 0 834 575. An oral hearing was conducted by the Opposition Division which upheld the patent on December 4, 2004, and this decision has been appealed. Abbott Laboratories, CombiMatrix, PamGene B.V., Applera and Dr. Peter Schneider filed an opposition against Affymetrix' EP 0 834 576 patent. The Opposition Division revoked the patent during an oral hearing on February 23, 2005, and Affymetrix has appealed this ruling. CombiMatrix has filed an opposition against EP 0 695 941, Agilent, CombiMatrix, Clondiag and Applera have filed an opposition against EP 0 853 679, Applera has opposed EP 0 972 564 and Degussa AG has filed an opposition against EP 1 086 742. These procedures will result in the patents being either upheld in their entireties, allowed to issue in amended form in designated European countries, or revoked.

        Further, in the United States, Affymetrix expects that third parties will continue to "copy" the claims of its patents in order to provoke interferences in the United States Patent & Trademark Office, and Affymetrix may copy the claims of others. These proceedings could result in Affymetrix' patent protection being significantly modified or reduced, and could result in significant costs and consume substantial managerial resources.

        At this time, Affymetrix cannot determine the outcome of any of the matters described above.

 RECENT DEVELOPMENTS

        On September 27, 2005, Affymetrix updated its financial guidance for the third quarter ending September 30, 2005, and announced that its pending acquisition of ParAllele is now expected to close in the fourth quarter rather than the third quarter of 2005. With respect to revenue, Affymetrix announced that it expects its product and product-related revenue for the third quarter to be $10-12 million below its previous guidance of approximately $92 million as a result of low initial production yields on its 500K Mapping Array Set. With respect to earnings, Affymetrix' previous earnings guidance for the third quarter was a net loss per basic share of approximately $0.06, which equated to net income per basic share of approximately $0.21 when previously anticipated in-process research and development charges relating to the ParAllele acquisition of approximately $0.23 per share and ParAllele operating expenses of approximately $0.04 per share were excluded. Affymetrix also disclosed that, as a result of the lower revenue described above, it expects its third quarter earnings per share to be approximately 50% below its previous guidance, exclusive of charges relating to the ParAllele acquisition and the $0.04 per share of ParAllele operating expenses referred to above (which will now not be incurred by us in the third quarter).

MANAGEMENT'S DISCUSSION AND ANALYSIS OF AFFYMETRIX'
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

        The following Management's Discussion and Analysis of Financial Condition and Results of Operations for the years ended December 31, 2004, 2003 and 2002, and for the three and six month periods ended June 30, 2005 and 2004 should be read in conjunction with Affymetrix' "Selected Historical Financial Data" and Affymetrix' financial statements and related notes that appear elsewhere in this proxy statement/prospectus.

        This discussion contains "forward-looking statements" within the meaning of Section 21E of the Securities Exchange Act as amended, including statements regarding Affymetrix' "expectations," "beliefs," "hopes," "intentions," "strategies" or the like. Such statements are based on Affymetrix' current expectations and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. Affymetrix cautions investors that there can be no assurance that actual results or business conditions will not differ materially from those projected or suggested in such forward-looking statements as a result of various factors, including, but not limited to, risks of its ability to achieve and sustain higher levels of revenue, higher gross margins, reduced operating expenses, market acceptance, personnel retention, global economic conditions, the fluctuations in overall capital spending in the academic and biotechnology sectors, changes in government funding policies, unpredictable fluctuations in quarterly revenues, uncertainties related to cost and pricing of Affymetrix products, dependence on collaborative partners, uncertainties relating to sole source suppliers, uncertainties relating to FDA and other regulatory approvals, risks relating to intellectual property of others and the uncertainties of patent protection and litigation and those contained in the section of this proxy statement/prospectus entitled "Risk Factors" beginning on page 20.

        Affymetrix expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in its expectations with regard thereto or any change in events, conditions, or circumstances on which any such statements are based.

Pending Acquisition

        On May 31, 2005, Affymetrix entered into a definitive agreement to acquire ParAllele BioScience, Inc. ("ParAllele") which is currently expected to be consummated in the third quarter of 2005, subject to customary closing conditions and regulatory approvals. Upon completion of the merger, ParAllele shareholders will be entitled to receive an aggregate of up to approximately $120.7 million in merger consideration, subject to certain adjustments, including an adjustment for changes in ParAllele's working capital prior to the closing of the transaction. Under certain circumstances, the merger consideration may be paid in Affymetrix stock, in cash or in a combination of stock and cash. Affymetrix intends to account for the merger under the purchase method of accounting in accordance with the provisions of Statement of Financial Accounting Standards No. 141, "Business Combinations." Under this accounting method, Affymetrix will record as its cost the assets of ParAllele less the liabilities assumed, with the excess of such cost over the estimated fair value of such net assets reflected as goodwill. Additionally, certain costs directly related to the merger will be reflected as additional purchase price in excess of net assets acquired. Affymetrix' statement of operations will include the operations of ParAllele after the effective date of the merger. Based on preliminary estimates, Affymetrix expects to record a purchase price for the acquisition of approximately $124.0 million which includes the issuance of approximately 2.2 million shares of Affymetrix common stock valued at approximately $98.5 million, the estimated merger consideration paid in cash of $12.0 million, the estimated fair value of ParAllele common stock options assumed and common stock subject to repurchase of approximately $10.4 million and estimated transaction costs of approximately $3.1 million. The estimated fair value of $98.5 million was derived using the current estimate of fair market value of Affymetrix common stock to be issued in the merger of $44.27, the closing price of Affymetrix' common stock on September 28, 2005. The final recorded cost will be determined based on a number of factors including the Affymetrix stock price on and around the transaction closing date, the number of ParAllele shares and stock options outstanding at the closing date, and ParAllele's final working capital. Affymetrix expects the acquisition to have a significant impact on its consolidated financial position and results of operations. The following discussion and analysis does not reflect the impact of the ParAllele acquisition.

Overview

        Affymetrix is engaged in the development, manufacture, sale and service of systems for genetic analysis for use in the life sciences and in clinical diagnostics, and emerging markets outside of healthcare including agricultural markets, environmental testing and bio-defense applications. Affymetrix' industry is affected by a number of factors that influence its size and development. These factors include the availability of genomic sequence data for human and other organisms, technological innovation that increases throughput and lowers the cost of genomic and genetic analysis, the development of new computational techniques to handle and analyze large amounts of genomic data, the availability of government and private funding for basic and disease-related research, the amount of capital and ongoing expenditures allocated to research and development spending by biotechnology, pharmaceutical and diagnostic companies, the application of genomics to new areas including molecular diagnostics, agriculture, human identity and consumer goods, and the availability of genetic markers and signatures of diagnostic value.

        Affymetrix has established its GeneChip® system as the platform of choice for acquiring, analyzing and managing complex genetic information. Affymetrix' integrated GeneChip® platform includes disposable DNA probe arrays (chips) consisting of gene sequences set out in an ordered, high density pattern; certain reagents for use with the probe arrays; a scanner and other instruments used to process the probe arrays; and software to analyze and manage genomic information obtained from the probe arrays. Affymetrix currently sells its products directly to pharmaceutical, biotechnology, agrichemical, diagnostics and consumer products companies as well as academic research centers, government research laboratories, private foundation laboratories and clinical reference laboratories in North America, Europe and Japan. Affymetrix also sells its products through life science supply specialists acting as authorized distributors in Mexico, India, the Middle East, South America, South Africa and Asia Pacific regions. Affymetrix has incurred net losses and negative cash flows from operations in the past, but have now achieved profitability for two consecutive fiscal years. The following overview describes key elements of its business strategy and its goals for fiscal 2005:

        Continue to develop and expand sales of Affymetrix' GeneChip® system.    Affymetrix intends to continue to enhance its GeneChip® technology through substantial investments in research and development and collaborations. As Affymetrix continues to enhance the functionality and decrease the unit costs of its GeneChip® products, it aims to encourage its customers to expand their research uses for its GeneChip® system, which will create new market opportunities for Affymetrix.

        Affymetrix' goal is to achieve solid growth in probe arrays and reagent sales by expanding its product lines and adding new customers. While Affymetrix anticipates instrument revenue to be consistent with 2004 due to continued revenue growth related to sales of new instruments and automation equipment, this growth will be partially offset by the eventual completion of its GeneArray® Scanner 2500 instrument upgrade cycle, and its largest opportunity for growth will likely be through sales of its GeneChip® products.

        Leverage Affymetrix' technologies into new markets.    A key driver will be increasing the breadth of scientific and diagnostic applications of Affymetrix' technology, while also industrializing, automating and standardizing its technology to open new markets which will assist Affymetrix in driving revenue growth. The aim of its automation efforts is to reduce the cost per experiment, minimize operator variability and dramatically improve experimental throughput. Affymetrix believes that its high-throughput automation solutions will enjoy commercial success in high-throughput markets just as its bench-top systems have in the research markets. Affymetrix has several active collaborations aimed at extending its existing technologies and products into diagnostic applications and Affymetrix continues to look for new applications for its technology, new collaborative opportunities and new markets.

        Maintain Affymetrix' operating margins.    Management is focused on growing the business and increasing its operating profitability at the same time. In addition to the revenue growth opportunities described above, Affymetrix will continue to closely manage its manufacturing costs and operating expenses. Its goal has been and continues to be to limit the increase in its operating expenses to about half the growth rate of its product and product related revenue.

Critical Accounting Policies & Estimates

General

        The following section of Management's Discussion and Analysis of Financial Condition and Results of Operations is based upon Affymetrix' condensed consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States. The preparation of these financial statements requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenue and expenses, and related disclosure of contingent assets and liabilities. Management bases its estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of certain assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

        Affymetrix' significant accounting policies are fully described in Note 2 to its consolidated financial statements found in the section of this proxy statement/prospectus entitled "Affymetrix, Inc.'s Index to Financial Statements; Notes to Consolidated Financial Statements" beginning on page F-7. However, certain accounting policies are particularly important to the reporting of its financial position and results of operations and require the application of significant judgment by its management. An accounting policy is deemed to be critical if it requires an accounting estimate to be made based on assumptions about matters that are highly uncertain at the time the estimate is made, and if different estimates that reasonably could have been used, or changes in the accounting estimates that are reasonably likely to occur periodically, could materially impact the financial statements. Management believes the following critical accounting policies reflect its more significant estimates and assumptions used in the preparation of the consolidated financial statements.

REVENUE RECOGNITION

        Affymetrix enters into contracts to sell its products and, while the majority of its sales agreements contain standard terms and conditions, there are agreements that contain multiple elements or non-standard terms and conditions. As a result, significant contract interpretation is sometimes required to determine the appropriate accounting, including whether the deliverables specified in a multiple element arrangement should be treated as separate units of accounting for revenue recognition purposes, and if so, how the price should be allocated among the deliverable elements, when to recognize revenue for each element, and the period over which revenue should be recognized. Affymetrix recognizes revenue for delivered elements only when the fair values of undelivered elements are known and customer acceptance has occurred. Changes in the allocation of the sales price between delivered to undelivered elements might impact the timing of revenue recognition, but would not change the total revenue recognized on the contract.

ACCOUNTS RECEIVABLE

        Affymetrix evaluates the collectibility of its trade receivables based on a combination of factors. Affymetrix regularly analyzes its significant customer accounts, and, when it becomes aware of a specific customer's inability to meet its financial obligations to Affymetrix, such as in the case of bankruptcy filings or deterioration in the customer's operating results or financial position, Affymetrix records specific bad debt reserves to reduce the related receivable to the amount it reasonably believes is collectible. It also records reserves for bad debt on a small portion of all other customer balances based on a variety of factors including the length of time the receivables are past due, the financial health of the customer, macroeconomic considerations and historical experience. If circumstances related to specific customers change, its estimates of the recoverability of receivables could be further adjusted.

INVENTORIES

        Affymetrix enters into inventory purchases and commitments so that it can meet future shipment schedules based on forecasted demand for its products. The business environment in which it operates is subject to rapid changes in technology and customer demand. Affymetrix performs a detailed assessment of inventory each period, which includes a review of, among other factors, demand requirements, product life cycle and development plans, component cost trends, product pricing, product expiration and quality issues. Based on this analysis, it records adjustments to inventory for potentially excess, obsolete or impaired goods, when appropriate, in order to report inventory at net realizable value. Revisions to its inventory adjustments may be required if actual demand, component costs, supplier arrangements, or product life cycles differ from its estimates.

NONMARKETABLE EQUITY SECURITIES

        As part of its strategic efforts to gain access to potential new products and technologies, Affymetrix invests in equity securities of certain private biotechnology companies. Its nonmarketable equity securities are carried at cost unless it determines that an impairment that is other than temporary has occurred, in which case Affymetrix writes the investment down to its impaired value. It periodically reviews its investments for impairment; however, the impairment analysis requires significant judgment in identifying events or circumstances that would likely have significant adverse effect on the fair value of the investment. The analysis may include assessment of the investee's (i) revenue and earnings trend, (ii) business outlook for its products and technologies, (iii) liquidity position and the rate at which it is using its cash, and (iv) likelihood of obtaining subsequent rounds of financing. If an investee obtains additional funding at a valuation lower than its carrying value, Affymetrix presumes that the investment is other than temporarily impaired. Affymetrix has experienced impairments in its portfolio due to the decline in equity markets over the past few years. However, it is not able to determine at the present time which specific investments are likely to be impaired in the future, or the extent or timing of the individual impairments.

DEFERRED TAXES

        Income tax expense is based on pretax financial accounting income under the liability method. Deferred tax assets and liabilities are determined based on the difference between the financial statement and tax basis of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse. Affymetrix must then assess the likelihood that the resulting deferred tax assets will be realized. To the extent it believes that realization is not more likely than not, it establishes a valuation allowance. Significant estimates are required in determining its provision for income taxes, its deferred tax assets and liabilities, and any valuation allowance to be recorded against its net deferred tax asset. Some of these estimates are based on interpretations of existing tax laws or regulations. Affymetrix believes that its estimates are reasonable and that its reserves for income tax related uncertainties are adequate. Various internal and external factors may have favorable or unfavorable effects on its future effective tax rate. These factors include, but are not limited to, changes in tax laws, regulations and/or rates, changing interpretations of existing tax laws or regulations, changes in the valuation of its deferred tax assets or liabilities, future levels of research and development spending, and changes in overall levels and mix of pretax earnings.

CONTINGENCIES

        Affymetrix is subject to legal proceedings principally related to intellectual property matters. Based on the information available at the balance sheet dates, it assesses the likelihood of any adverse judgments or outcomes to these matters, as well as potential ranges of probable losses. If losses are probable and reasonably estimable, Affymetrix will record a reserve in accordance with SFAS 5, "Accounting for Contingencies." Any reserves recorded may change in the future due to new developments in each matter.

RECENT ACCOUNTING PRONOUNCEMENTS

        On December 16, 2004, the Financial Accounting Standards Board (FASB) issued FASB Statement No. 123 (revised 2004), Share-Based Payment, which is a revision of FASB Statement No. 123, Accounting for Stock-Based Compensation. Statement 123(R) supersedes APB Opinion No. 25, Accounting for Stock Issued to Employees, and amends FASB Statement No. 95, Statement of Cash Flows. Generally, the approach in Statement 123(R) is similar to the approach described in Statement 123. However, Statement 123(R) requires all share-based payments to employees, including grants of employee stock options, to be recognized in the income statement based on their fair values. Pro forma disclosure is no longer an alternative. Statement 123(R) must be adopted no later than July 1, 2005. Statement 123(R) permits public companies to adopt its requirements using one of two methods: (1) a "modified prospective" method in which compensation cost is recognized beginning with the effective date (a) based on the requirements of Statement 123(R) for all share-based payments granted after the effective date and (b) based on the requirements of Statement 123 for all awards granted to employees prior to the effective date of Statement 123(R) that remain unvested on the effective date or (2) a "modified retrospective" method which includes the requirements of the modified prospective method described above, but also permits entities to restate based on the amounts previously recognized under Statement 123 for purposes of pro forma disclosures either (a) all prior periods presented or (b) prior interim periods of the year of adoption. The Company expects to adopt Statement 123(R) effective July 1, 2005 under the modified-prospective method.

        As permitted by Statement 123, the Company currently accounts for share-based payments to employees using Opinion 25's intrinsic value method and, as such, generally recognizes no compensation cost for employee stock options. Accordingly, the adoption of Statement 123(R)'s fair value method will have a significant impact on Affymetrix' result of operations, although it will have no impact on its overall financial position. The impact of adoption of Statement 123(R) cannot be predicted at this time because it will depend, in part, on the levels of share-based payments granted prior to the date of adoption. However, had Affymetrix adopted Statement 123(R) in prior periods, the impact of that standard would have approximated the impact of Statement 123 as described in the disclosure of pro forma net income and earnings per share in Note 2 to Affymetrix' consolidated financial statements. Statement 123(R) also requires the benefits of tax deductions in excess of recognized compensation cost to be reported as a financing cash flow, rather than as an operating cash flow as required under current literature. This requirement will reduce net operating cash flows and increase net financing cash flows in periods after adoption. While Affymetrix cannot estimate what those amounts will be in the future (because they depend on, among other things, when employees exercise stock options), the amount of operating cash flows recognized in 2004 for such excess tax deductions was $0.7 million in 2004.

Results of Operations

Three and Six-Month Periods Ended June 30, 2005 and 2004

        The following discussion compares the historical results of operations for the three and six months ended June 30, 2005 and 2004, respectively.

Product Sales

        The components of product sales are as follows (in thousands):

	Three Months Ended June 30,		Three Months Dollar Change From 2004	Six Months Ended June 30,
						Six Months Dollar Change From 2004
	2005	2004		2005	2004
Probe arrays	$45,941	$35,368	$10,573	$93,663	$73,345	$20,318
Reagents	9,746	6,229	3,517	19,662	13,777	5,885
Instruments	13,526	20,067	(6,541)	29,439	35,633	(6,194)

Total product sales	$69,213	$61,664	$7,549	$142,764	$122,755	$20,009

        Total product sales increased 12% or $7.5 million for the second quarter of 2005 as compared to the same period in 2004. Probe array sales increased 30% primarily due to an increase of $24.2 million in revenue related to growth in unit sales of Affymetrix' GeneChip® probe arrays. This increase was partially offset by a decrease of $13.7 million in revenue related to a decline in the average selling price of Affymetrix' arrays due to a change in product mix. Reagent sales increased 56% primarily due to an increase in the average selling price of Affymetrix' reagents related to a change in product mix and growth in reagent unit sales associated with increased probe array unit sales. Instrument sales decreased 33% from the same period in 2004. The decline was primarily due to a decrease of $7.1 million in revenue related to a decline in unit sales of Affymetrix' GeneChip® Scanner 3000 as Affymetrix nears the end of its GeneArray® Scanner 2500 upgrade cycle as well as a decrease of $1.9 million in revenue related to a decline in unit sales and in the average selling price of Affymetrix' Fluidics Station 450. These decreases were partially offset by growth of $1.0 million in revenue related to increased unit sales of Affymetrix' new GeneChip® Array System and high-throughput scanners and growth of $1.4 million in revenue related to increased unit sales of Affymetrix' GeneChip® Scanner 3000 high-resolution upgrades which support Affymetrix' next generation products.

        Total product sales increased 16% or $20.0 million in the first six months of 2005 as compared to the same period in 2004. Probe array sales increased 28% primarily due to an increase of $44.5 million in revenue related to growth in unit sales of Affymetrix' GeneChip® probe arrays. This increase was partially offset by a decrease of $24.2 million in revenue related to a decline in the average selling price of Affymetrix' arrays due to a change in product mix. Reagent sales increased 43% primarily due to an increase in the average selling price of Affymetrix' reagents related to a change in product mix and growth in reagent unit sales associated with increased probe array unit sales. Instrument sales decreased 17% from the same period in 2004. The decline was primarily due to a decrease of $10.8 million in revenue related to a decline in unit sales of Affymetrix' GeneChip® Scanner 3000 as Affymetrix nears the end of Affymetrix' GeneArray® Scanner 2500 upgrade cycle as well as a decrease of $1.9 million in revenue related to a decline in unit sales and in the average selling price of Affymetrix' Fluidics Station 450. These decreases were partially offset by growth of $2.5 million in revenue related to increased unit sales of Affymetrix' new GeneChip® Array System and high-throughput scanners and growth of $3.6 million in revenue related to increased unit sales of Affymetrix' full GeneChip® instrumentation systems.

Product Related Revenue

        The components of product related revenue are as follows (in thousands):

	Three Months Ended June 30,		Three Months Dollar Change From 2004	Six Months Ended June 30,		Six Months Dollar Change From 2004
	2005	2004		2005	2004
Subscription fees	$3,153	$4,956	$(1,803)	$6,470	$10,515	$(4,045)
Service and other	4,199	3,337	862	8,429	7,436	993
License fees and milestone revenue	3,582	5,218	(1,636)	7,352	9,082	(1,730)

Total product related revenue	$10,934	$13,511	$(2,577)	$22,251	$27,033	$(4,782)

        Total product related revenue decreased 19% or $2.6 million for the second quarter of 2005 and decreased 18% or $4.8 million in the first six months of 2005 as compared to the same periods in 2004. The decrease was primarily due to the decline in subscription fees earned under GeneChip® array access programs as Affymetrix continues to transition customers to volume-based pricing on array sales, and the recognition of $1.4 million in milestone revenue due to the achievement of substantive goals as defined by its collaborative agreements in the second quarter of 2004. Service and other revenue increased primarily due to increased unit sales of service contracts for Affymetrix' GeneChip® Scanner 3000.

Royalties and Other Revenue (in thousands)

	Three Months Ended June 30,		Three Months Dollar Change From 2004	Six Months Ended June 30,		Six Months Dollar Change From 2004
	2005	2004		2005	2004
Royalties and other revenue	$1,993	$3,187	$(1,194)	$3,553	$5,558	$(2,005)

        Royalties and other revenue decreased 37% or $1.2 million for the second quarter of 2005 and decreased 36% or $2.0 million in the first six months of 2005 as compared to the same periods in 2004. These decreases were primarily due to a decline in the number of Affymetrix' non-core license agreements and the execution of a $1.1 million license agreement with no continuing performance obligations in the second quarter of 2004.

Revenue from Perlegen Sciences (in thousands)

	Three Months Ended June 30,		Three Months Dollar Change From 2004	Six Months Ended June 30,		Six Months Dollar Change From 2004
	2005	2004		2005	2004
Revenue from Perlegen Sciences	$1,911	$1,392	$519	$4,098	$3,041	$1,057

        Revenue from Perlegen Sciences, a related party, increased 37% or $0.5 million for the second quarter of 2005 and increased 35% or $1.1 million in the first six months of 2005 as compared to the same periods in 2004. These increases were primarily due to increased demand by Perlegen for Affymetrix' probe arrays and whole wafers, which Affymetrix sells at its fully burdened cost of manufacturing to Perlegen for use in their research and development activities. These increases were partially offset by a credit of $0.6 million to royalty revenue based on Affymetrix' receipt of an updated sales report from Perlegen. Probe arrays and whole wafers used by Perlegen in their revenue generating activities are generally royalty bearing to Affymetrix. Affymetrix relies on sales reports from Perlegen in order to recognize its royalty revenue.

Product and Product Related Gross Margins (in thousands, except percentage amounts)

	Three Months Ended June 30,		Dollar / Percentage Change From 2004	Six Months Ended June 30,		Dollar / Percentage Change From 2004
	2005	2004		2005	2004
Total gross margin on product sales	$51,261	$42,276	$8,985	$105,533	$82,635	$22,898
Total gross margin on product related revenue	8,475	11,435	(2,960)	17,287	22,101	(4,814)

Total gross margin on product and product related revenue	$59,736	$53,711	$6,025	$122,820	$104,736	$18,084

Product gross margin as a percentage of product sales	74.1%	68.6%	5.5%	73.9%	67.3%	6.6%

Product related gross margin as a percentage of product related revenue	77.5%	84.6%	(7.1)%	77.7%	81.8%	(4.1)%

        The gross margin percentage on product sales increased from 68.6% to 74.1% for the second quarter of 2005 as compared to the same period in 2004. Of the 5.5% increase in product gross margins, approximately 0.7% of the increase can be attributed to an increase in probe array gross margins due to the conversion of a royalty bearing technology license from Oxford Gene Technology to a fully paid-up non-royalty bearing license in the second half of 2004. The remainder of the gross margin increase can be attributed to decreased unit costs associated with the increased utilization of Affymetrix' probe array manufacturing facility due to increased sales volume, increased manufacturing efficiencies and a change in Affymetrix' overall product mix towards higher margin products such as probe arrays and reagents.

        The gross margin percentage on product sales increased from 67.3% to 73.9% in the first six months of 2005 as compared to the same period in 2004. Of the 6.6% increase in product gross margins, approximately 2.0% of the increase can be attributed to an increase in probe array gross margins due to the conversion of a royalty bearing technology license from Oxford Gene Technology to a fully paid-up non-royalty bearing license in the second half of 2004. The remainder of the gross margin increase can be attributed to decreased unit costs associated with the increased utilization of Affymetrix' probe array manufacturing facility due to increased sales volume, increased manufacturing efficiencies and a change in Affymetrix' overall product mix towards higher margin products such as probe arrays and reagents.

        The gross margin percentage on product related revenue decreased from 84.6% to 77.5% for the second quarter of 2005 and decreased from 81.8% to 77.7% in the first six months of 2005 as compared to the same periods in 2004. The margin decreases were primarily due to a decline in sales of Affymetrix' access agreements as Affymetrix continues to transition customers to volume-based pricing on array sales and the recognition of $1.4 million in milestone revenue in the second quarter of 2004.

Cost of Perlegen Revenues (in thousands)

	Three Months Ended June 30,		Three Months Dollar Change From 2004	Six Months Ended June 30,		Six Months Dollar Change From 2004
	2005	2004		2005	2004
Cost of revenue from Perlegen Sciences	$1,750	$1,099	$651	$2,992	$2,470	$522

        Cost of Perlegen revenue increased 59% or $0.7 million for the second quarter of 2005 and increased 21% or $0.5 million in the first six months of 2005 as compared to the same periods in 2004 primarily due to increased demand by Perlegen for Affymetrix' probe arrays and whole wafers, which Affymetrix sells at its fully burdened cost of manufacturing to Perlegen for use in their research and development activities.

Research and Development Expenses (in thousands)

	Three Months Ended June 30,			Six Months Ended June 30,
			Three Months Dollar Change From 2004			Six Months Dollar Change From 2004
	2005	2004		2005	2004
Research and development	$20,799	$17,804	$2,995	$37,889	$35,100	$2,789

        Research and development expenses increased 17% or $3.0 million for the second quarter of 2005 and increased 8% or $2.8 million in the first six months of 2005 as compared to the same periods in 2004. These increases were primarily due to an increase in development supply purchases of $2.7 million for the second quarter of 2005 and an increase of $2.3 million in the first six months of 2005 as compared to the same periods in 2004. Development supply purchases increased as a result of Affymetrix' preparation for new product introductions and applications expected to be introduced in the next eighteen months. Affymetrix believes a substantial investment in research and development is essential to a long-term sustainable competitive advantage and critical to expansion into additional markets.

Selling, General and Administrative Expenses (in thousands)

	Three Months Ended June 30,			Six Months Ended June 30,
						Six Months Dollar Change From 2004
			Three Months Dollar Change From 2004
	2005	2004		2005	2004
Selling, general and administrative	$32,540	$29,955	$2,585	$62,137	$58,224	$3,913

        Selling, general and administrative expenses increased 9% or $2.6 million for the second quarter of 2005 and increased 7% or $3.9 million in the first six months of 2005 as compared to the same periods in 2004. These increases were primarily due to higher headcount-related costs from hiring new employees and normal salary increases for existing employees of $2.1 million for the second quarter of 2005 and $3.2 million in the first six months of 2005. Affymetrix' headcount increases were primarily due to its continued international expansion and in anticipation of its new product introductions. Selling, general and administrative expenses are expected to continue to increase as Affymetrix expands sales, marketing, and technical support functions, management and administrative functions, prosecutes and defends its intellectual property position and defends against claims made by third parties in ongoing litigation. Affymetrix expects legal costs to vary substantially as the level of legal activity changes. There can be no assurance that Affymetrix has adequately estimated its exposure for potential damages associated with pending or future litigation.

Stock-Based Compensation (in thousands)

	Three Months Ended June 30,			Six Months Ended June 30,
			Three Months Dollar Change From 2004			Six Months Dollar Change From 2004
	2005	2004		2005	2004
Amortization of deferred stock compensation	$33	$324	$(291)	$116	$648	$(532)

        Stock-based compensation decreased 90% or $0.3 million for the second quarter of 2005 and decreased 82% or $0.5 million in the first six months of 2005 as compared to the same periods in 2004. For the second quarter of 2005, Affymetrix recorded stock-based compensation related to restricted stock awards granted to certain employees. For the first six months of 2005, Affymetrix recorded stock-based compensation expense related to restricted stock awards granted to certain employees and one fully vested restricted stock award granted to a non-employee. For the second quarter of 2004 and for the first six months of 2004, stock-based compensation related to the amortization of deferred stock compensation generated upon the acquisition of Neomorphic in October 2000, which has been amortized to stock-based compensation over the remaining vesting terms of the individual equity awards, generally two to four years.

        Affymetrix ceased amortizing $4.3 million of deferred stock compensation related to an executive level Neomorphic employee who commenced a leave of absence during the latter part of fiscal 2001. The remaining $4.3 million balance will be amortized if and when the employee resumes active employee status with Affymetrix. Affymetrix expects to continue to grant restricted stock awards to certain employees. Accordingly, since these awards will be amortized to stock-based compensation consistent with the vesting terms, the timing or size of these restricted stock awards could have a significant impact on its future results of operations.

Interest Income and Other, Net (in thousands)

        Interest income and other, net, increased 201% or $1.9 million for the second quarter of 2005 and increased 1,135% or $1.5 million in the first six months of 2005 as compared to the same periods in 2004. The components of interest income and other, net, are as follows:

	Three Months Ended June 30,			Six Months Ended June 30,
						Six Months Dollar Change From 2004
			Three Months Dollar Change From 2004
	2005	2004		2005	2004
Interest income	$1,842	$927	$915	$3,231	$2,207	$1,024
Realized loss in Perlegen	(1,062)	—	(1,062)	(2,000)	—	(2,000)
Write down of equity investment	(62)	(165)	103	(62)	(1,607)	1,545
Currency gains (losses), net	432	(917)	1,349	296	(222)	518
Other	(197)	(785)	588	202	(243)	445

Interest income and other, net	$953	$(940)	$1,893	$1,667	$135	$1,532

        Interest income increased for the second quarter of 2005 and in the first six months of 2005 as compared to the same periods in 2004 due to an increase in Affymetrix' cash and marketable securities balances as Affymetrix continues to generate positive cashflows from operations. These increases were partially offset by realized losses by the recognition of Affymetrix' proportionate share of Perlegen's net loss. The carrying value of Affymetrix' investment in Perlegen has now been written down to zero at June 30, 2005; therefore, to the extent Affymetrix does not make any additional future investments in Perlegen, it does not expect anymore charges related to this investment.

Interest Expense (in thousands)

	Three Months Ended June 30,			Six Months Ended June 30,
						Six Months Dollar Change From 2004
			Three Months Dollar Change From 2004
	2005	2004		2005	2004
Interest expense	$289	$404	$(115)	$716	$10,238	$(9,522)

        Interest expense was relatively flat for the second quarter of 2005 and decreased 93% or $9.5 million in the first six months of 2005 as compared to the same periods in 2004. Interest expense in the first six months of 2005 primarily consists of interest and amortization associated with Affymetrix' 0.75% senior convertible notes. Interest expense was higher in the first six months of 2004 primarily due to the write off of approximately $3.8 million in issuance costs plus $4.3 million in redemption premiums incurred by Affymetrix in connection with the redemption of Affymetrix' 5% and 4.75% convertible subordinated notes.

Income Tax Provision (in thousands)

	Three Months Ended June 30,			Six Months Ended June 30,
						Six Months Dollar Change From 2004
			Three Months Dollar Change From 2004
	2005	2004		2005	2004
Income Tax Provision	$1,371	$755	$616	$4,259	$1,614	$2,645

        The provision for income tax increased approximately 82% or $0.6 million in the second quarter and 164% or $2.6 million in the first six months of 2005 as compared to the same periods in 2004. In both periods, the provision principally consists of taxes currently payable on the taxable profits generated by Affymetrix' foreign operations, and federal and state taxes offset by the utilization of net operating losses. The increase is primarily due to an increase in pretax income of approximately $21.5 million in the six month period ended June 30, 2005 verses the six month period ended June 30, 2004. Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes" ("SFAS 109") provides for the recognition of deferred tax assets if realization of such assets is more likely than not. Based upon the weight of available evidence, which includes Affymetrix' historical operating performance and previously reported net losses, at June 30, 2005, Affymetrix continues to maintain a full valuation allowance against its net deferred tax assets as they are not yet realizable. Affymetrix expects its effective tax rate to be approximately 15% for the full year ending December 31, 2005. However, its effective tax rate may change upon the closing of the acquisition of ParAllele, which is currently expected to close in the third quarter of 2005. In estimating its effective tax rate, Affymetrix anticipates that it will utilize net operating losses and other deferred tax assets that are unrelated to the exercise of stock options during fiscal 2005.

Liquidity and Capital Resources

Cashflow (in thousands)

	Six Months Ended June 30,
	2005	2004
Net cash provided by operating activities	$42,367	$5,733
Net cash (used in) provided by investing activities	(96,954)	25,160
Net cash provided by (used in) financing activities	38,675	(252,382)
Effect of foreign currency translation on cash and cash equivalents	284	(212)

Net decrease in cash and cash equivalents	$(15,628)	$(221,701)

        The increase in Affymetrix' net cash flow from operating activities of $36.6 million for the six months ended June 30, 2005 was primarily due to an increase of $18.9 million in net income, higher cash collections of $18.1 million on its trade receivables following record sales in the fourth quarter of 2004, and a decrease of $22.4 million in payments related to a reduction in accounts payable and accrued liabilities due to the elimination of its royalty obligations to Oxford Gene Technology, Ltd. ("OGT") in 2004. These increases in cash flow from operations were partially offset by an increase in inventory purchases of $11.7 million as Affymetrix prepares for its year end sales ramp and new product introductions.

        Affymetrix' investing activities, other than purchases, sales and maturities of available-for-sale securities, primarily consisted of capital expenditures of $12.6 million and a $2.3 million purchase of non-marketable equity securities for the six months ended June 30, 2005, as compared to capital expenditures of $10.9 million for the six months ended June 30, 2004. Capital expenditures during the six months ended June 30, 2005 related primarily to purchases of manufacturing equipment as well as furniture and computer equipment necessary to supplement its expanding infrastructure. The purchase of technology rights of $41.9 million for the six months ended June 30, 2004, consisted of the conversion of Affymetrix' non-exclusive royalty bearing license to certain of OGT's patents to a fully paid-up license.

        Net cash provided by financing activities for the six months ended June 30, 2005 was primarily attributable to cash receipts of $38.7 million from the issuance of common stock for stock option exercises pursuant to the Company's equity incentive plans. Net cash used in financing activities for the six months ended June 30, 2004 was primarily attributable to the $271.8 million cash outflow for the redemption of Affymetrix' 5% and 4.75% convertible subordinated notes.

Pending Acquisition

        On May 31, 2005, Affymetrix entered into a definitive agreement to acquire ParAllele BioScience, Inc. ("ParAllele") which is expected to close in the third quarter of 2005, subject to customary closing conditions and regulatory approvals. Affymetrix expects to incur significant incremental operating costs related to this acquisition. Affymetrix believes that its existing cash and cash equivalents, short-term investments and cash generated from operations will be sufficient to meet these cash outlays.

Off-Balance Sheet Arrangements and Aggregate Contractual Obligations

        There have been no other significant changes in Affymetrix' off-balance sheet arrangements and aggregate contractual obligations as compared to the disclosures below for the year ended December 31, 2004 other than the pending acquisition of ParAllele discussed in the preceding paragraph.

Years Ended December 31, 2004, 2003 and 2002

F. Hoffmann-La Roche Ltd.

        In January 2003, Affymetrix expanded its collaboration with Roche by granting Roche access to Affymetrix' GeneChip® technologies to develop and commercialize GeneChip® diagnostic laboratory tests for DNA analysis, genotyping and resequencing applications, as well as for RNA expression analysis, in a broad range of human disease areas. Using Affymetrix' GeneChip® technologies, Roche is seeking to develop and market diagnostic tests for diseases such as cancer, osteoporosis, cardiovascular, metabolic, infectious and inflammatory diseases. Under the terms of the collaborative agreement, Roche paid Affymetrix an up-front, nonrefundable license fee of $70.0 million. Affymetrix is recognizing this amount as a component of product related revenue over the research and product development phase which is expected to approximate five years. The agreement, which is subject to Roche's option to terminate on December 31, 2007 or any time on or after June 2, 2013, with one year's prior notice, includes a broad range of other compensation payable by Roche to Affymetrix throughout the life of the agreement based on minimum annual royalties on sales of diagnostic kits, milestone payments for technical and commercial achievements, a manufacturing and supply agreement, and related license installments.

Perlegen Sciences, Inc.

        On January 9, 2003, Affymetrix entered into an agreement with Perlegen, a related party, to in-license certain intangible assets that are expected to accelerate Affymetrix' plans to design and commercialize Affymetrix microarrays for whole genome and candidate region DNA analysis. In addition to broadening Affymetrix' access to certain specific Perlegen technologies, this licensing agreement advanced by approximately three years Affymetrix' prior commercialization rights to the Perlegen single nucleotide polymorphism (SNP) database for the development of Affymetrix microarray DNA products that Affymetrix already had under development prior to January 2003. This agreement also eliminated any future royalty obligations for array products that Affymetrix commercializes based on information contained in Perlegen's SNP database. Under the terms of the licensing agreement, Affymetrix paid Perlegen a total of $15.0 million in cash and granted Perlegen a $3.0 million credit to be applied against the margin on Affymetrix' future sales of chips to Perlegen. The $15.0 million of cash consideration in this transaction was allocated to the following intangible asset categories based upon their relative estimated fair values:

  •
  The advancement by three years of Affymetrix' access to the Perlegen single nucleotide polymorphism (SNP) database, which allowed Affymetrix to substantially accelerate its ongoing development of a limited number of DNA analysis products;

  •
  Various licenses or modification of existing licenses for several Perlegen technologies which provided Affymetrix benefits across a larger number of Affymetrix' microarray products.

        Affymetrix engaged an independent third party valuation professional to assist in determining the relative fair values of each intangible asset licensed and the allocation of the consideration paid. While Affymetrix considered the work of the independent third party valuation professional, Affymetrix took primary responsibility for allocating the consideration paid for the intangible assets acquired. In connection with the advanced access to the Perlegen SNP database, Affymetrix recorded a charge of approximately $10.1 million related to the license in 2003. The remaining $4.9 million was recorded as intangible assets which are being amortized over their useful lives of six to ten years.

        The following discussion compares the historical results of operations for the years ended December 31, 2004, 2003 and 2002.

PRODUCT SALES

        The components of product sales are as follows (in thousands):

	Year ended December 31,			Dollar change from
	2004	2003	2002	2003	2002
Probe arrays	$168,243	$139,591	$140,039	$28,652	$(448)
Reagents	31,744	20,419	15,341	11,325	5,078
Instruments	77,269	62,738	46,214	14,531	16,524

Total product sales	$277,256	$222,748	$201,594	$54,508	$21,154

        Total product sales increased 24% or $54.5 million in 2004 as compared to 2003. The increase in GeneChip® probe arrays was primarily due to growth of $32.4 million related to increased unit sales of Affymetrix' GeneChip® probe arrays which was partially offset by a decrease of $4.6 million related to a decline in the average selling price of its probe arrays due to a change in product mix. The increase in unit sales of its probe arrays is primarily the result of new product introductions. Reagent sales increased $11.3 million primarily due to increased probe array sales and continued market acceptance of its new internally manufactured reagents. The improvement in instrument sales is primarily due to growth of $2.5 million related to increased unit sales of Affymetrix' GeneChip® Scanner 3000 instruments and upgrades, growth of $6.9 million related to increased unit sales of full GeneChip® instrumentation systems including Affymetrix' new GCS 3000Dx system, and growth of $3.8 million related to an increase in the average selling price of its instruments due to a change in product mix.

        Total product sales increased 10% or $21.2 million in 2003 as compared to 2002. The increase was primarily due to growth in instrument revenue. The new GeneChip® Scanner 3000 and GeneChip® Fluidics Station 450, which were launched in the first half of fiscal year 2003, contributed $24.4 million to the increase in instrument revenue. This increase was partially offset by a $5.1 million decrease related to a decline in unit sales of Affymetrix' full GeneChip® instrument systems. Reagents increased $5.0 million during the year as a result of growth in unit sales due to Affymetrix' expanded product offering and overall increased product acceptance. Overall, both the average selling price and the number of units of Affymetrix' GeneChip® probe arrays remained relatively consistent with those in 2002, with the inclusion of the transition of Affymetrix' flagship Human chip product from a two chip set to one chip.

PRODUCT RELATED REVENUE

        The components of product related revenue are as follows (in thousands):

	Year ended December 31,			Dollar change from
	2004	2003	2002	2003	2002
Subscription fees	$20,669	$26,208	$32,125	$(5,539)	$(5,917)
Service and other	15,526	18,451	14,819	(2,925)	3,632
License fees and milestone revenue	17,434	13,373	—	4,061	13,373

Total product related revenue	$53,629	$58,032	$46,944	$(4,403)	$11,088

        Total product related revenue decreased 8% or $4.4 million in 2004 as compared to 2003. The decrease was primarily due to a $5.5 million decline in subscription fees earned under GeneChip® array access programs as Affymetrix continues to transition customers to volume-based discounting on product sales. In addition, service and other revenue declined $2.9 million primarily due to a $1.8 million decline in service contract revenue due to a decrease in the number of contracts as pre-existing scanner customers upgraded to Affymetrix' GeneChip® Scanner 3000 which is covered by a one year warranty. These decreases were partially offset by an additional $1.1 million of license fees earned from a full year of amortization of the Roche agreement and the recognition of $2.2 million in milestone revenue due to the achievement of substantive at risk goals as defined by Affymetrix' collaborative agreements. License fees and milestone revenue earned in connection with the Roche agreement was $15.7 million for the year ended December 31, 2004 as compared to $13.1 million for the year ended December 31, 2003.

        Total product related revenue increased 24% or $11.1 million in 2003 as compared to 2002. The increase in product related revenue for the year ended December 31, 2003 was primarily due to an increase in license fees of $13.1 million earned in connection with the Roche agreement signed in January 2003, an increase in service revenue of $2.8 million associated with the continued growth in Affymetrix' installed base of equipment and the inclusion of custom probe array design fees of $3.9 million in 2003 as a result of the full commercialization of Affymetrix' custom product offering. These increases were partially offset by a decrease of $2.7 million in software revenue and a decrease of $5.9 million in subscription fees earned under GeneChip® array access programs as Affymetrix transitions customers to volume-based discounting on product sales. Revenues from custom probe array design fees of $5.5 million are reported in royalties and other revenue in 2002.

ROYALTY AND OTHER REVENUE (in thousands)

	Year ended December 31,			Dollar change from
	2004	2003	2002	2003	2002
Royalties and other revenue	$9,832	$10,556	$19,777	$(724)	$(9,221)

        Royalties and other revenue decreased 7% or $0.7 million in 2004 as compared to 2003. The decrease was primarily due to a decline in the number and average value of Affymetrix' remaining non-core license agreements.

        Royalty and other revenue decreased 47% or $9.2 million in 2003 as compared to 2002. The decline was primarily due to the reporting of $3.9 million of custom probe array design fees as product related revenue beginning in January 2003, as a result of the full commercialization of Affymetrix' custom product offering and due to the decline in new license agreements and royalties, as customers moved from licensing its non-core spotting technology to purchasing its GeneChip® probe arrays. In addition, in the second quarter of 2002, Affymetrix recognized approximately $1.8 million of deferred revenue related to the early completion of a long-term contractual arrangement under which it had no further obligations. The decrease was partially offset by increased research activity of $1.4 million related to an existing grant.

REVENUE FROM PERLEGEN SCIENCES, INC. (in thousands)

	Year ended December 31,			Dollar change from
	2004	2003	2002	2003	2002
Revenue from Perlegen Sciences	$5,245	$9,460	$21,559	$(4,215)	$(12,099)

        Revenue from Perlegen Sciences, a related party, decreased 45% or $4.2 million in 2004 as compared to 2003. The decline was primarily due to decreased demand by Perlegen for Affymetrix' whole wafers. Affymetrix sells whole wafers to Perlegen for use in Perlegen's research and development activities at Affymetrix' fully burdened cost of manufacturing. Starting in the second quarter of 2004, Affymetrix began recognizing margin on the sale of probe arrays that were utilized by Perlegen for revenue generating activities. The margin earned on the sale of these probe arrays was $1.4 million in 2004.

        Revenue from the sale of wafers to Perlegen, a related party, decreased 56% or $12.1 million in 2003 as compared to 2002. The decrease was consistent with the decrease in Perlegen's contractual obligations under their supply agreement with Affymetrix as they completed their initial 50 genome scanning project. Pursuant to this supply agreement, Affymetrix sells whole wafers to Perlegen for use in Perlegen's research and development activities at Affymetrix' fully burdened cost of manufacturing.

PRODUCT AND PRODUCT RELATED GROSS MARGINS (in thousands, except percentage amounts)

	Year ended December 31,			Dollar / Percentage change from
	2004	2003	2002	2003	2002
Gross margin on product sales	$195,556	$142,590	$118,997	$52,966	$23,593
Gross margin on product related revenue	43,995	48,375	41,226	(4,380)	7,149

Gross margin on product and product related revenue	$239,551	$190,965	$160,223	$48,586	$30,742

Product gross margin as a percentage of product sales	70.5%	64.0%	59.0%	6.5%	5.0%

Product related gross margin as a percentage of product related revenue	82.0%	83.4%	87.8%	(1.4)%	(4.4)%

        The gross margin percentage on product sales increased from 64.0% to 70.5% in 2004 as compared to 2003. Of the 6.5% increase in product gross margins, approximately 2.1% of the increase can be attributed to an increase in probe array gross margins due to the conversion of a royalty bearing technology license from OGT to a fully paid-up non-royalty bearing license in the second half of 2004. The remainder of the gross margin increase can be attributed to increased utilization of Affymetrix' chip and instrument manufacturing facilities due to increased sales volume as well as a change in its overall product mix.

        The gross margin percentage on product related revenue decreased from 83.4% to 82.0% in 2004 as compared to 2003. This 1.4% decrease was primarily due to a decline in sales of its access agreements as Affymetrix continues to transition customers to volume-based discounting on product sales and due to an increase in expenses related to certain of its service agreements. These margin decreases were partially offset by the recognition of $2.2 million in milestone revenue due to the achievement of substantive at risk goals as defined by its collaborative agreements.

        The gross margin percentage on product sales increased from 59.0% to 64.0% in 2003 as compared to 2002. This 5.0% increase was primarily due to higher gross margins on instruments resulting from higher average selling prices and a lower cost of production associated with the internal manufacturing of the GeneChip® scanner 3000, as the Company transitioned from the GeneArray® scanner 2500 which was manufactured for Affymetrix under a supply agreement. The transition to internal manufacturing resulted in increased production volume in its Bedford facility. Gross margins on probe arrays were also slightly higher in fiscal 2003 compared to fiscal 2002 as a result of lower production costs per unit due to increased manufacturing efficiencies.

        The gross margin percentage on product related revenue decreased from 87.8% to 83.4% in 2003 as compared to 2002. This 4.4% decrease was primarily due to the inclusion of $2.0 million in costs associated with Affymetrix' custom probe array design fees beginning in January 2003 as a result of the full commercialization of its custom product offering, as well as a decrease in software revenue and subscription fees earned under its access agreements. The impact on margins from the decrease in software revenue and subscription fees were partially offset by a $13.1 million increase in license revenue from the Roche agreement signed in January 2003.

COST OF PERLEGEN REVENUES (in thousands)

	Year ended December 31,			Dollar change from
	2004	2003	2002	2003	2002
Cost of revenue from Perlegen Sciences	$3,611	$9,460	$21,000	$(5,849)	$(11,540)

        Cost of Perlegen revenue decreased 62% or $5.8 million in 2004 as compared to 2003 primarily due to the reduction in wafer purchases made by Perlegen. This decrease was partially offset by costs associated with Perlegen's purchase of GeneChip® instruments in the first half of 2004.

        Cost of Perlegen revenue decreased 55% or $11.5 million in 2003 as compared to 2002 due to the reduction in wafer purchases made by Perlegen, which is consistent with Perlegen's declining contractual purchase obligations as they completed their initial 50 genome scanning project.

RESEARCH AND DEVELOPMENT EXPENSES (in thousands)

	Year ended December 31,			Dollar change from
	2004	2003	2002	2003	2002
Research and development	$73,405	$65,909	$69,520	$7,496	$(3,611)

        Research and development expenses, which primarily consist of basic research, product research and development and manufacturing process and development increased 11% or $7.5 million in 2004 as compared to 2003. The growth was primarily due to $4.2 million in increased costs associated with the expanded use of its pilot operations facility in Sunnyvale for new product development. Affymetrix also increased its spending on basic research and product research and development.

        Research and development expenses decreased 5% or $3.6 million in 2003 as compared to 2002. The decrease was primarily due to the reporting of $2.0 million in costs associated with custom probe array design fees as cost of product related revenue starting in January 2003 as a result of the full commercialization of Affymetrix' custom product offering as well as a $2.5 million decrease in consulting services. These decreases were partially offset by other miscellaneous research and development expenses.

        Affymetrix believes a substantial investment in research and development is essential to a long-term sustainable competitive advantage and critical to expansion into new markets.

SELLING, GENERAL AND ADMINISTRATIVE EXPENSES (in thousands)

	Year ended December 31,			Dollar change from
	2004	2003	2002	2003	2002
Selling, general and administrative	$116,973	$104,797	$96,260	$12,176	$8,537

        Selling, general and administrative expenses increased 12% or $12.2 million in 2004 as compared to 2003. The growth was partially due to an increase of $5.2 million in sales and marketing expenses which was comprised of $8.0 million related to new product introductions and increased sales volume in

Affymetrix' American and European regions, partially offset by a decrease in sales and support costs of $2.8 million in Japan as Affymetrix' Japanese operations completed their obligations associated with a prior distribution agreement. In addition, general and administrative expenses increased by $7.0 million related to on-going regulatory compliance efforts and other general administrative costs. This increase is net of $3.7 million in lower legal expenses and the receipt of a cash settlement in 2004 of approximately $1.0 million in connection with the resolution of an intellectual property dispute.

        Selling, general and administrative expenses increased 9% or $8.5 million in 2003 as compared to 2002. The increase in selling, general and administrative expenses in 2003 was primarily due to an increased investment of $13.0 million in Affymetrix' sales and support infrastructure in Japan and Europe, and an increase of $1.4 million in general legal expenses related to its current litigation. These increases were partially offset by the recovery of a previously reserved $1.3 million account receivable and $3.5 million in decreases in general administrative costs due to company wide cost controls.

        Selling, general and administrative expenses are expected to continue to increase in absolute dollars but decrease as a percentage of revenue as Affymetrix expands sales, marketing, and technical support functions, management and administrative functions, prosecutes and defends its intellectual property position and defends against claims made by third parties in ongoing litigation. It expects legal costs to vary substantially as the intensity of legal activity changes. There can be no assurance that Affymetrix has adequately estimated its exposure for potential damages associated with pending or future litigation.

STOCK-BASED COMPENSATION (in thousands)

	Year ended December 31,			Dollar change from
	2004	2003	2002	2003	2002
Stock-based compensation	$920	$2,238	$8,388	$(1,318)	$(6,150)

        Stock-based compensation, which primarily includes the amortization of deferred stock compensation, decreased 59% or $1.3 million in 2004 as compared to 2003 and decreased 73% or $6.2 million in 2003 as compared to 2002. Upon the acquisition of Neomorphic in October 2000, the fair value of unvested common stock subject to restricted stock agreements and the intrinsic value of the unvested options held by employees were deducted from the purchase price and allocated to deferred stock compensation. The amortization of deferred stock-based compensation is principally attributable to research and development and selling, general and administrative employees. As of December 31, 2004, all of the remaining deferred stock compensation related to the Neomorphic acquisition has been amortized except for approximately $4.3 million of deferred stock compensation related to an executive level Neomorphic employee who commenced a leave of absence during the latter part of fiscal 2001. The remaining $4.3 million balance will be amortized if and when the employee resumes active status with Affymetrix.

AMORTIZATION OF PURCHASED INTANGIBLES (in thousands)

	Year ended December 31,			Dollar change from
	2004	2003	2002	2003	2002
Amortization of purchased intangibles	$—	$937	$1,125	$(937)	$(188)

        Affymetrix incurred no charges related to the amortization of purchased intangibles in 2004 as it fully amortized all of its purchased intangibles during the fiscal year ended 2003.

        For fiscal 2003 and 2002, the amortization of purchased intangibles represents the amortization of intangibles related to the acquisition of Neomorphic, Inc. The Company adopted Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets" ("SFAS 142") on

January 1, 2002. In accordance with SFAS 142, Affymetrix reclassified $0.8 million of assembled workforce to goodwill and ceased the amortization of goodwill.

        Affymetrix completed its review for potential impairment of goodwill as of June 30, 2004, and concluded there was no impairment of goodwill. In addition, there have been no indicators of potential impairment through December 31, 2004.

ACQUIRED IN-PROCESS TECHNOLOGY (in thousands)

	Year ended December 31,			Dollar change from
	2004	2003	2002	2003	2002
Acquired in-process technology	$—	$10,096	$—	$(10,096)	$10,096

        During the year ended December 31, 2003, Affymetrix recorded a charge of approximately $10.1 million to acquired in-process technology. The associated charge was for advanced access to the Perlegen SNP database and was recorded as the database has no alternative future use to Affymetrix beyond its developing a limited number of closely related DNA analysis products. Affymetrix did not acquire any in-process research projects from Perlegen. Therefore, as of the license date, Affymetrix did not forecast any material changes from its historical gross margins for any of its DNA analysis products.

        Affymetrix engaged an independent third party valuation professional to assist Affymetrix in determining the relative fair values of each intangible asset licensed and the allocation of the consideration paid. While Affymetrix considered the work of the independent third party valuation professional, Affymetrix took primary responsibility for allocating the consideration paid for the intangible assets acquired. Affymetrix determined the value of the SNP database license by using the Income Approach. In applying this approach, Affymetrix estimated the net present value of future cash flows expected from the sale of DNA analysis products to be developed in reliance on the content from the Perlegen SNP database. The analysis included forecasted future cash flows that were expected from the progress made on its DNA microarray development projects prior to the date of the Perlegen SNP database license. These cash flows were first estimated by forecasting total revenue associated with sales of certain of its future DNA analysis products. A portion of this revenue was then removed to account for the contribution provided by its existing core technology that was considered to benefit the DNA products under development. Appropriate operating expenses, cash flow adjustments, and contributory asset returns were deducted from the estimated cash flows to establish a forecast of net cash flows. Finally, these net cash flows were converted to a present value using a discount rate of 30%, which was based on its weighted average cost of capital adjusted for the technical and market risks associated with its ongoing research project in which the SNP database content would be used. Significant cash inflows from the associated DNA products were forecasted to continue through 2008.

        The estimates used by Affymetrix in valuing the licensed technologies were based upon assumptions it believes to be reasonable but which are inherently uncertain and unpredictable. Affymetrix' assumptions may be incomplete or inaccurate, and no assurance can be given that unanticipated events and circumstances will not occur. Accordingly, actual results may vary from the projected results.

INTEREST INCOME AND OTHER, NET (in thousands)

	Year ended December 31,			Dollar change from
	2004	2003	2002	2003	2002
Interest income and other, net	$2,317	$16,662	$13,535	$(14,345)	$3,127

        Interest income and other, net decreased 86% or $14.3 million in 2004 as compared to 2003. The decrease in interest income and other, net was primarily due to the recognition of a $4.4 million gain in 2003 on an equity investment in a privately-held biotechnology company following its acquisition by a publicly traded entity and a $1.4 million gain realized in 2003 on the sale of some of Affymetrix' Perlegen stock. In 2003, Affymetrix also realized currency gains of $3.5 million prior to the date it began hedging a percentage of its assets in 2004 that are held in various foreign currencies of its subsidiaries with forward contracts, with the gains or losses on these contracts largely offsetting gains and losses on the change in value of the underlying assets. Interest income declined $3.2 million in 2004 due to lower cash and marketable securities balances following the $271.8 million of bond redemptions completed in the first quarter of 2004 and a $41.9 million license payment to OGT in the second quarter of 2004. Finally, Affymetrix realized impairment charges of $2.3 million in 2004 due to other-than-temporary declines in the carrying values of certain non-marketable equity securities.

        Interest income and other, net increased by 23% or $3.1 million in 2003 as compared to 2002. The increase in interest income and other, net was primarily due to the $1.4 million gain realized on the sale of some of Affymetrix' Perlegen stock, along with the acquisition by a publicly traded entity in April 2003 of a privately-held biotechnology company in which Affymetrix owned an equity investment. Consistent with Emerging Issues Task Force 91-5, "Nonmonetary Exchange of Cost Method Investments", Affymetrix realized a $2.6 million gain on the acquisition date and recognized an additional gain of $1.8 million upon the subsequent sale of a portion of these securities. This was partially offset by a decrease in interest income as a result of a lower average balance in its marketable securities account, lower returns on its cash and marketable securities portfolio and by a $0.9 million realized loss related to an other-than-temporary write down of its investment in a venture capital limited partnership. In 2002, Affymetrix also recorded a $4.0 million write down related to an other-than-temporary decline in the value of its investment in Orchid Biosciences, Inc. and had a $0.8 million realized loss related to an other-than-temporary write down of its investment in a venture capital limited partnership.

INTEREST EXPENSE (in thousands)

	Year ended December 31,			Dollar change from
	2004	2003	2002	2003	2002
Interest expense	$11,102	$17,358	$19,730	$(6,256)	$(2,372)

        Interest expense decreased 36% or $6.3 million in 2004 as compared to 2003. The decrease was primarily due to lower interest charges following the $271.8 million of bond redemptions completed in the first quarter of 2004 of Affymetrix' 5% and 4.75% convertible subordinated notes. This decrease was primarily offset by $8.1 million of charges incurred in connection with the bond redemptions. In addition, the decrease was also offset by $1.7 million in interest expense and the amortization of debt issuance costs associated with the $120.0 million of 0.75% senior convertible notes issued in December 2003.

        Interest expense decreased 12% or $2.4 million in 2003 as compared to 2002. The decrease occurred primarily because in the second quarter of fiscal 2003 Affymetrix repurchased $53.4 million principal amount of its 4.75% convertible subordinated notes due in 2007, and $48.0 million principal amount of its 5.0% convertible subordinated notes due in 2006.

INCOME TAX PROVISION (in thousands)

	For the years ended December 31,			Dollar change from
	2004	2003	2002	2003	2002
Income tax provision	$3,326	$2,563	$701	$763	$1,862

        The provision for income tax was approximately $3.3 million in 2004, up from $2.6 million in 2003. In 2004, the provision principally consists of taxes currently payable on the taxable profits generated by its foreign operations, federal alternative minimum tax, and state taxes. The provision for income tax was approximately $2.6 million in 2003, up from $0.7 million in 2002. In 2003, the provision consists of current taxes accrued on the profits attributable to Affymetrix' foreign operations, state taxes and federal alternative minimum tax. In 2002, the provision consists of current taxes accrued on the profits attributable to its foreign operations and state taxes.

        Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes" ("SFAS 109") provides for the recognition of deferred tax assets if realization of such assets is more likely than not. Based upon the weight of available evidence, which includes the historical operating performance and the reported net losses through December 31, 2002, at December 31, 2004, Affymetrix provided a full valuation allowance against its net deferred tax assets.

        As of December 31, 2004, Affymetrix had tax-effected net operating loss carryforwards for federal and state income tax purposes of approximately $64.0 million, which will expire at various dates in 2018 through 2023, if not utilized. In addition, it has federal and state research and development credit carryforwards of approximately $16.2 million, which expire at various dates beginning in 2007 through 2024, if not utilized. Utilization of the net operating loss and tax credit carryforwards may be subject to substantial annual limitation due to the ownership change limitations provided by the Internal Revenue Code. Affymetrix believes the effect of such limitations will not result in the expiration of the net operating loss and tax credit carryforwards before utilization. Affymetrix anticipates its effective tax rate will increase in future years as it continues to generate profits.

LIQUIDITY AND CAPITAL RESOURCES

Cash and Cashflow (in thousands)

	Year ended December 31,
	2004	2003	2002
Net cash provided by operating activities	$48,932	$89,858	$31,066
Net cash (used in) provided by investing activities	(46,785)	86,396	(24,934)
Net cash (used in) provided by financing activities	(235,083)	32,140	3,605
Effect of foreign currency translation on cash and cash equivalents	(397)	(354)	(644)

Net (decrease) increase in cash and cash equivalents	$(233,333)	$208,040	$9,093

Net Cash Provided by Operating Activities

        Cash provided by operating activities is primarily driven by increases in Affymetrix' net income. However, operating cash flows differ from net income as a result of non-cash charges or differences in the timing of cash flows and earnings recognition. Significant components of the change in cash provided by operating activities are as follows:

        Deferred revenues declined $10.1 million during 2004 compared to an increase of $54.0 million in 2003. Deferred revenues increased $54.0 million during 2003 compared to a decrease of $0.2 million in 2002. The increase in 2003 was primarily due to the $70.0 million Roche collaboration agreement up-front, nonrefundable license fee received in January 2003. Up-front payments from collaborators are recognized in earnings over various numbers of years depending on the contractual arrangement. Refer to Affymetrix' "Revenue Recognition" policy above for further information.

        Affymetrix' accounts receivable, including amounts owed from Perlegen, were $93.4 million at December 31, 2004, an increase of $22.1 million from December 31, 2003. The increase in Affymetrix' accounts receivable was primarily due to the timing of its sales and higher sales of its new and existing products. Affymetrix' accounts receivables was $71.3 million at December 31, 2003, an increase of $5.4 million from December 31, 2002. The increase was primarily due to the timing of its sales.

Net Cash Used in or Provided by Investing Activities

        Affymetrix' investing activities, other than purchases, sales and maturities of available-for-sale securities, primarily consist of capital expenditures, strategic investments and purchased technology rights. Cash used for capital expenditures was $21.9 million, $12.4 million and $24.4 million for the years ended 2004, 2003 and 2002, respectively. Capital expenditures in 2002 through 2004 related to continued expansion in Affymetrix' operating facilities, investments in information management systems, and purchases of production and lab equipment. Cash used for the purchase of technology rights was $43.1 million, $3.3 million and $7.3 million in the years ended 2004, 2003 and 2002, respectively. In 2004, the primary component of purchased technology rights related to a $41.9 million license payment to OGT in the second quarter of 2004.

Net Cash Used in or Provided by Financing Activities

        Affymetrix' financing activities primarily consist of funds used in the redemption of or provided by the issuance of its convertible notes and activity under its employee stock plan. In 2004, Affymetrix used $271.8 million in cash for the redemption of its remaining 5% and 4.75% convertible notes. In 2003, it repurchased $53.4 million principal amount of its 4.75% convertible subordinated notes due in 2007 and $48.0 million principal amount of its 5.0% convertible subordinated notes due in 2006. Additionally, in December 2003 it raised $120.0 million from the sale of 0.75% senior convertible notes due 2033. In 2002, it repurchased $1.1 million face value amount of its 4.75% convertible subordinated notes due in 2007 for cash consideration of $0.9 million. As a result of the redemptions, Affymetrix expects its cash from operating activities to increase in years subsequent to 2004 given that it will now be paying a lower interest rate on a lower outstanding debt balance. Cash provided by the issuance of stock under Affymetrix' employee stock plans was $36.2 million, $12.5 million and $4.5 million for the years ended 2004, 2003 and 2002, respectively.

Off-Balance Sheet Arrangements and Aggregate Contractual Obligations

        As part of its ongoing business, Affymetrix does not participate in transactions that generate relationships with unconsolidated entities or financial partnerships, such as entities often referred to as structured finance or special purpose entities ("SPEs"), which would have been established for the purpose of facilitating off-balance sheet arrangements or other contractually narrow or limited purposes. As of December 31, 2004, Affymetrix is not involved in any SPE transactions.

        The impact that Affymetrix' contractual obligations as of December 31, 2004 are expected to have on its liquidity and cash flow in future periods is as follows (in thousands):

	Total	2005	2006-2007	2008-2009	After 2009
Senior convertible notes(1)	$120,000	$—	$—	$120,000	$—
Interest on senior convertible notes(1)	3,600	900	1,800	900	—
Operating leases	55,792	7,366	13,987	14,336	20,103
Purchase commitments(2)	18,230	17,230	1,000	—	—
Other commitments(3)	5,310	3,010	1,300	1,000	—

Total contractual obligations	$202,932	$28,506	$18,087	$136,236	$20,103

(1)
Affymetrix' 0.75% senior convertible notes are due in 2033, however holders may require Affymetrix to repurchase all or a portion of their notes on December 31, 2008, 2013, 2018, 2023, and 2028.

(2)
Purchase commitments include agreements to purchase goods or services that are enforceable and legally binding on Affymetrix and that specify all significant terms, including: fixed or minimum quantities to be purchased; fixed, minimum or variable price provisions; and the approximate timing of the transaction. Purchase obligations exclude agreements that are cancelable without penalty.

(3)
Other commitments relate to an ongoing obligation held by the Company to contribute $2.5 million in a venture capital limited partnership. The venture capital limited partnership may call in this amount, in part or in full at any time according to the contract terms. Other commitments also include a funding obligation related to a research and development agreement which expires in 2005 and funding to support two fellowships under the Bio-X Program at Stanford.

        Affymetrix has financed its operations primarily through product sales, sales of equity and debt securities, collaborative agreements, interest income, and licensing of its technology. As of December 31, 2004, Affymetrix had cash, cash equivalents, and available-for-sale securities of approximately $205.7 million. Affymetrix anticipates that its existing capital resources along with the cash to be generated from operations will enable it to maintain currently planned operations and planned capital expenditures (estimated to be approximately $25.0 million for the year ending December 31, 2005) for the foreseeable future. However, this expectation is based on its current operating, financing and capital expenditure plans, which are subject to change, and therefore it could require additional funding. Affymetrix also expects that its capital requirements will increase over the next several years as it expands its worldwide commercial operations, expands its manufacturing capabilities, increases its investments in third parties and expands its research and development efforts. Its long-term capital expenditure requirements will depend on numerous factors, including: the expansion of commercial scale manufacturing capabilities; its ability to maintain existing collaborative and customer arrangements and establish and maintain new collaborative and customer arrangements; the progress of its research and development programs; initiation or expansion of research programs and collaborations; the costs involved in preparing, filing, prosecuting, defending and enforcing intellectual property rights; the effectiveness of product commercialization activities and arrangements; the purchase of patent licenses; and other factors.

        As of December 31, 2004, Affymetrix has no credit facility or other committed sources of capital. To the extent capital resources are insufficient to meet future capital requirements, it will have to raise additional funds to continue the development of its technologies. There can be no assurance that such funds will be available on favorable terms, or at all. To the extent that additional capital is raised through the sale of equity or convertible debt securities, the issuance of such securities could result in dilution to Affymetrix' stockholders. If adequate funds are not available, Affymetrix may be required to curtail operations significantly or to obtain funds by entering into collaboration agreements on unattractive terms. Its inability to raise capital would have a material adverse effect on its business, financial condition and results of operations.

AFFYMETRIX' MANAGEMENT

Executive Officers and Directors

        Affymetrix' bylaws provide for a board of directors (the "Board") consisting of at least six but not more than eleven directors. The size of the Board is currently set at eight. The term of office of all of its eight current directors will expire at the 2005 annual meeting. Eight directors are to be elected at the meeting. The term of office of each person elected as a director will continue until the next annual meeting of stockholders or until a successor has been elected and qualified.

        The following table sets forth information with respect to Affymetrix' current executive officers and directors.

Name	Age	Principal Occupation	Director Since
Stephen P.A. Fodor, Ph.D.	51	Founder, Chairman and Chief Executive Officer of Affymetrix	1993
Susan E. Siegel	44	President and Member of the Board of Directors of Affymetrix	2001
Barbara A. Caulfield	57	Executive Vice President and General Counsel
Gregory T. Schiffman	47	Executive Vice President and Chief Financial Officer
Paul Berg, Ph.D.	78	Cahill Professor in Cancer Research and Biochemistry, Emeritus, Director, Beckman Center, Emeritus Stanford University Medical School	1993
Susan D. Desmond-Hellmann, M.D., M.P.H.	47	President, Product Development, Genentech, Inc.	2004
John D. Diekman, Ph.D.	62	Managing Partner, 5AM Ventures	1993
Vernon R. Loucks, Jr.	70	Chairman, The Aethena Group, LLC, Former Chairman and Chief Executive Officer, Baxter International, Inc.	1993
David B. Singer	42	Principal, Maverick Capital, Ltd.	1993
John A. Young	72	President and Chief Executive Officer (Retired), Hewlett-Packard Company	1993

        Stephen P.A. Fodor, Ph.D., is the Founder, Chairman and Chief Executive Officer of Affymetrix. Dr. Fodor has served as a director since 1993, Chief Executive Officer since 1997 and Chairman since 1999. At various times between 1993 and 1997, Dr. Fodor served as President, Chief Operating Officer and Chief Technology Officer. Dr. Fodor was Vice President and Director of Physical Sciences at the Affymax Research Institute from 1989 to 1993. Dr. Fodor is also a founder and the Chairman of the Board of Perlegen Sciences, Inc. ("Perlegen"), a genomics company formed in September 2000 by Affymetrix and currently partly owned by Affymetrix.

        Susan E. Siegel has been the President of Affymetrix since 1999 and has served as a director since 2001. From April 1998 to August 1999, Ms. Siegel was Senior Vice President, Marketing and Sales of Affymetrix. Prior to joining Affymetrix, Ms. Siegel was part of the Amersham Pharmacia Biotech organization where she served most recently as President for the Hoefer Pharmacia Biotech business unit. Prior to Amersham Pharmacia Biotech, Ms. Siegel was with E.I. Du Pont, Bio Image/Kodak and Bio Rad Laboratories.

        Barbara A. Caulfield, Esq. joined Affymetrix in July 2001 as Executive Vice President and General Counsel. From 1994 until June 2001, Ms. Caulfield was a partner at the law firms of Latham & Watkins and Orrick, Herrington & Sutcliffe. Previously, Ms. Caulfield served as United States District Judge for the Northern District of California from 1991 to 1994. As a partner at Orrick, Herrington & Sutcliffe, Ms. Caulfield represented Affymetrix in various legal matters. Orrick, Herrington & Sutcliffe continues to provide legal services to Affymetrix from time to time.

        Gregory T. Schiffman joined Affymetrix in March 2001 as Vice President, Finance and was appointed Vice President and Chief Financial Officer in August 2001. Mr. Schiffman was promoted to Senior Vice President in October 2002 and to Executive Vice President in February 2005. Prior to joining Affymetrix, Mr. Schiffman was Vice President, Controller of Applied Biosystems, Inc. from October 1998. From 1987 through 1998, Mr. Schiffman held various managerial and financial positions at Hewlett Packard Company. Mr. Schiffman serves as a director of Xenogen Corporation.

        Paul Berg, Ph.D., has served as a director since 1993. Dr. Berg is Cahill Professor of Cancer Research and Biochemistry, Emeritus and Director, Emeritus of the Beckman Center for Molecular and Genetic Medicine at the Stanford University School of Medicine. He received the Nobel Prize in Chemistry in 1980 and the National Medal of Science in 1983 and is a member of the National Academy of Sciences, the Royal Society, London, and the French Academy of Sciences. Dr. Berg also serves as a member of Affymetrix' Scientific Advisory Board. Dr. Berg also serves as a director of Gilead Sciences, Inc. and is on the Advisory Board of DNAX Research Institute, a subsidiary of Schering-Plough Corp. Dr. Berg is also a member of the Scientific Advisory Boards of Perlegen and Burrill & Company.

        Susan D. Desmond-Hellmann, M.D., M.P.H., has served as a director since 2004. Dr. Desmond-Hellmann is President, Product Development at Genentech, Inc. Dr. Hellmann joined Genentech in 1995 as a clinical scientist, was named Chief Medical Officer in 1996, and became executive vice president, Development and Product Operations, in 1999. Prior to joining Genentech, Dr. Hellmann was associate director of clinical cancer research at Bristol-Myers Squibb's Pharmaceutical Research Institute.

        John D. Diekman, Ph.D., has served as a director since 1993. Dr. Diekman has served as a managing partner of 5AM Ventures, a life sciences investment partnership, since August 2002. From June 1998 until July 2002, Dr. Diekman served as a managing director of Bay City Capital, a life sciences merchant bank. Dr. Diekman served as Chairman of Affymetrix from 1993 to August 1999 and served as Vice Chairman from July 1999 to December 1999. Dr. Diekman served as Chief Executive Officer of Affymetrix from July 1995 to March 1997. Prior to such time, Dr. Diekman served as President and Chief Operating Officer of Affymax N.V. from 1991 to March 1995 and as Chairman of the Board of Affymax from 1994 to July 1995.

        Vernon R. Loucks, Jr. has served as a director since 1993. Mr. Loucks has served as Chairman of The Aethena Group, LLC, a private equity firm, since January 2001. From January 2003 to November 2003, Mr. Loucks served as Chief Executive Officer of Segway LLC, a company providing solutions to short- distance travel. From February 1998 through December 2000, Mr. Loucks served as Chairman of InLight, Inc. Mr. Loucks served as Chief Executive Officer of Baxter International, Inc. from 1980 to December 1998 and Chairman of Baxter from 1980 to December 1999. Mr. Loucks also serves as a director of Anheuser-Busch Companies, Inc., Emerson Electric Co. and Edwards Lifesciences Corporation.

        David B. Singer has served as a director since 1993. Mr. Singer is a principal of Maverick Capital, Ltd., an investment adviser to private investment funds, since December 2004. Since February 2004, Mr. Singer has served as Chairman of the Board of Oscient Pharmaceuticals Corporation, a company formed through the merger of GeneSoft Pharmaceuticals, Inc. and Genome Therapeutics Corp. Mr. Singer served as Chairman, Chief Executive Officer and a director of GeneSoft since September 1998. Mr. Singer was President and Chief Executive Officer of Affymetrix from 1993 to June 1995 and served as Vice Chairman of Affymetrix from July 1995 to April 1996. Mr. Singer is a founder of Corcept Therapeutics Inc. in August 1998 and has served as a director of Corcept Therapeutics since August 1998.

        John A. Young has served as a director since 1993. Mr. Young retired as President and Chief Executive Officer of Hewlett-Packard Company in October 1992. Mr. Young serves as a director of Ciphergen Biosystems, Inc., Fluidigm Corporation, Nanosys, Inc. and Perlegen, and is a member of the National Academy of Engineering.

        There are no family relationships among directors or executive officers of Affymetrix.

Director Compensation

        Cash.    Each non-employee director receives an annual cash retainer fee of $30,000 per year. Non-employee directors who serve on the Compensation Committee and the Nominating and Corporate Governance Committee receive an additional annual fee of $10,000, with the chairman of each of these committees receiving an additional $3,000. Non-employee directors who serve on the Audit Committee receive an additional annual fee of $15,000, with the chairman receiving an additional $5,000. Additionally, in 2004, Dr. Berg received $31,500 as Board liaison to the Scientific Advisory Board.

        Options.    Under Affymetrix' Amended and Restated 1996 Non-Employee Directors' Stock Option Plan, or the Directors' Plan, each new director, who is neither an officer nor an employee, upon election receives an option to purchase 20,000 shares. Each of these options vests at the rate of one-half of the number of shares covered by the option on each of the first two anniversaries of the date of grant so long as the director is serving on the Board on each vesting date. In addition, under the Directors' Plan, on the date of the first board of directors meeting immediately following each annual stockholders meeting, each non-employee director is granted an option to purchase 10,000 shares, which vests in full one year after the date of grant, provided that such director was (i) elected prior to March 1996; or (ii) if elected after March 1996, at least 54 months have passed since the initial option grant to such director. The exercise price of all options granted under the Directors' Plan is the fair market value of the common stock at the date of grant.

Executive Compensation

Summary Compensation Table

        The following table sets forth certain information concerning the compensation of Affymetrix' Chief Executive Officer, or CEO, and each of Affymetrix' four other most highly compensated executive officers during 2004, or collectively the Named Executive Officers, for services rendered in all capacities to Affymetrix and its subsidiaries during fiscal years 2004, 2003 and 2002.

		Annual Compensation				Long Term Compensation
Name and Principal Position	Year Ended 12/31	Salary($)	Bonus($)	Other Annual Compensation ($)(1)		Restricted Stock Awards ($)	Securities Underlying Options(#)	All Other Compensation($)(2)
Stephen P.A. Fodor Founder, Chairman and Chief Executive Officer	2004 2003 2002	542,789 475,000 470,194	560,000 400,000 500,000	— — —	(3)	— — —	100,000 — —	13,794 11,794 9,420
Susan E. Siegel President	2004 2003 2002	434,038 425,000 420,196	350,000 250,000 300,000	— — —		— — —	60,000 — 200,000	10,530 9,780 9,030
Barbara A. Caulfield Executive Vice President and General Counsel	2004 2003 2002	365,000 362,984 350,000	496,420 170,000 192,500	— — —	(4)	— — —	40,000 — —	15,354 13,354 4,027
Gregory T. Schiffman Executive Vice President and Chief Financial Officer	2004 2003 2002	318,077 297,332 277,118	216,000 135,000 154,000	— — —		— — —	40,000 — 40,000	10,920 10,170 9,420
Trevor J. Nicholls Member of European Business Development Team(5)	2004 2003 2002	335,461 340,000 78,462	— 135,000 91,250(8)	— — —		— — —	— — 300,000	52,133(6 43,500(7 7,250(9	) ) )

(1)
In accordance with SEC rules, perquisites totaling less than $50,000 or 10% of salary and bonus have been omitted.

(2)
Represents discretionary matching contributions made by Affymetrix under its tax qualified employee savings and retirement plan commonly known as a 401(k) plan. Also includes premiums paid by Affymetrix on term life insurance policies for the benefit of the named executive officers.

(3)
Additional compensation includes $5,611 which represents use of private jet service for Dr. Fodor's business and personal travel.

(4)
Additional compensation includes $47,406 which represents use of a car service for Ms. Caulfield's use for her daily commute to and from Affymetrix' headquarters.

(5)
Effective January 1, 2005, Dr. Nicholls was named a member of the European Business Development team of Affymetrix. Previously, Dr. Nicholls was Executive Vice President, Product Marketing & Development. Dr. Nicholls joined Affymetrix in October 2002.

(6)
Includes (i) Dr. Nicholls' relocation expenses of $5,549 associated with his move from the United States to the United Kingdom, (ii) automobile lease charges of $6,000, (iii) reimbursement of his expenses of $6,784 in connection with the preparation of his 2004 United States and United

  Kingdom tax returns and (iv) $33,800 in interest forgiven by Affymetrix on Dr. Nicholls' housing loan which was previously provided under an extension of credit on June 21, 2002.

(7)
Includes $33,800 as compensation as the amount of interest forgiven by Affymetrix on Dr. Nicholls' loan based on achievement of annual performance during 2003.

(8)
Includes a $50,000 sign-on bonus received by Dr. Nicholls on joining Affymetrix in October 2002.

(9)
Represents Dr. Nicholls' relocation expenses for his move from the United Kingdom to the United States and automobile rental charges as part of his employment offer.

Option Grants and Exercises in Last Fiscal Year

        The following tables set forth information regarding stock options granted to and exercised by the named executive officers during the last fiscal year, as well as options held by such officers as of December 31, 2004, the last day of Affymetrix' 2004 fiscal year.

	Individual Grants(1)(2)				Potential Realizable Value at Assumed Annual Rates of Stock Price Appreciation for Option Term(3)
	Number of Securities Underlying Options Granted
		% of Total Options Granted to Employees in Fiscal Year
Name			Exercise Price Per Share ($/Share)(1)	Expiration Date
					5% ($)	10% ($)
Stephen P.A. Fodor	100,000	6.160	32.985	11/15/2011	1,342,821	3,129,343
Susan E. Siegel	60,000	3.696	32.985	11/15/2011	805,692	1,877,606
Barbara A. Caulfield	40,000	2.464	32.985	11/15/2011	537,128	1,251,737
Gregory T. Schiffman	40,000	2.464	32.985	11/15/2011	537,128	1,251,737

(1)
Each of these options was granted pursuant to Affymetrix' Amended and Restated 2000 Equity Incentive Plan (the "2000 Plan") and is subject to the terms of such plan.

(2)
These option grants are exercisable as follows: 50% on December 31, 2005, 15% on November 15, 2006, 15% on November 15, 2007 and 20% on November 15, 2008.

(3)
In accordance with the rules of the SEC, shown are the hypothetical gains or "option spreads" that would exist for the respective options. These gains are based on assumed rates of annual compounded stock price appreciation of 5% and 10% from the date the option was granted over the full option term. The 5% and 10% assumed rates of appreciation are mandated by the rules of the SEC and do not represent Affymetrix' estimate or projection of future increase in the price of its Common Stock.

Aggregate Option Exercises in Last Fiscal Year and Fiscal Year End Option Values

Name	Shares Acquired on Exercise	Value Realized($)(1)	Number of Securities Underlying Unexercised Options at December 31, 2004 Exercisable/Unexercisable	Value of Unexercised In-the-Money Options at December 31, 2004 Exercisable/Unexercisable($)(2)
Stephen P.A. Fodor	194,896	5,783,863	952,996/100,000	14,504,898/356,000
Susan E. Siegel	166,100	3,022,102	448,900/160,000	3,887,526/1,782,600
Barbara A. Caulfield	0	0	280,000/110,000	4,818,800/1,347,100
Gregory T. Schiffman	0	0	170,000/110,000	656,069/508,156
Trevor J. Nicholls	150,000	1,655,038	0/150,000	0/2,292,750

(1)
Based on the value of the common stock on the date of exercise minus the exercise price of the options multiplied by the number of shares underlying the option.

(2)
Assuming a stock price of $36.55 per share, which was the average of the high and the low trading price of a share of common stock reported on the NASDAQ National Market on December 31, 2004.

Equity Compensation Plan Information

        The following table summarizes, as of December 31, 2004, the number of options issued under Affymetrix' stock option plans and the number of options available for future issuance under these plans.

	(a)	(b)	(c)
Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights	Weighted-average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column(a))
Equity compensation plans approved by security holders(1)	6,978,377	$27.24215	2,339,326
Equity compensation plans not approved by security holders(2)	2,364,509	$29.13087	387,764

Total	9,342,886	$27.72015	2,727,090

(1)
Includes the Amended and Restated 1993 Stock Plan, the Amended and Restated 1996 Non-Employee Directors Stock Option Plan, and the Amended and Restated 2000 Equity Incentive Plan.

(2)
Includes the 1998 Stock Incentive Plan, or the 1998 Stock Plan, the Affymetrix/GMS 1998 Stock Plan and the Affymetrix/Neomorphic 1998 Stock Plan.

Summary Description of Equity Compensation Plans Not Approved by Stockholders

  1998 Stock Incentive Plan

        In 1998, the Board adopted the Affymetrix 1998 Stock Incentive Plan, or the 1998 Stock Plan, under which nonqualified stock options and restricted stock may be granted to employees and outside consultants. Affymetrix' directors and officers are not eligible to receive grants under the 1998 Stock Plan. Options granted under the 1998 Stock Plan expire no later than ten years from the date of grant. The option price is required to be at least 100% of the fair market value of the common stock on the date of grant. Vesting terms of options or restricted stock granted under the 1998 Stock Plan from time to time are determined by the Board.

  Affymetrix/GMS 1998 Stock Plan

        On February 9, 2000, Affymetrix completed the acquisition of Genetic MicroSystems and assumed all options outstanding under a Genetic MicroSystems stock option plan, now the Affymetrix/GMS 1998 Stock Plan, or GMS Stock Plan, which if fully vested and exercised, would amount to 144,776 shares of common stock of Affymetrix. No additional options are authorized for grant under the GMS Stock Plan. Options granted under the GMS Stock Plan expire no later than ten years from the date of grant.

  Affymetrix/Neomorphic 1998 Stock Plan

        On October 30, 2000, Affymetrix completed the acquisition of Neomorphic and assumed all options outstanding under a Neomorphic stock option plan, now the Affymetrix/Neomorphic 1998 Stock Plan, or Neomorphic Stock Plan, which if fully vested and exercised, would amount to 122,757 shares of common stock of Affymetrix. No additional options are authorized for grant under the Neomorphic Stock Plan. Options granted under the Neomorphic Stock Plan expire no later than ten years from the date of grant.

Compensation Committee Interlocks and Insider Participation in Compensation Decisions

        Dr. Paul Berg and Mr. John A. Young served on the Compensation Committee during 2004. Neither of them is or was at any time an officer or employee of Affymetrix or any of its subsidiaries. During 2004, none of Affymetrix' executive officers served on the compensation committee or board of any other company whose executive officers serve as a member of Affymetrix' board or compensation committee.

Compensation Committee Report

        The following Report of the Compensation Committee does not constitute soliciting material and should not be deemed to be filed with the Securities and Exchange Commission (the "SEC"), and is not to be incorporated by reference in any filing of Affymetrix under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended, whether made before or after the date of this proxy statement/prospectus and irrespective of any general incorporation language in such filing.

  Compensation Governance

        The Compensation Committee (the "Committee") of the Board is responsible for approving all executive officer compensation programs at Affymetrix and establishing and evaluating performance-based goals for the award of compensation. The Committee consists of two non-employee directors, Dr. Paul Berg and Mr. John A. Young and operates under a written charter approved by the Board, which can be accessed electronically at Affymetrix' website at www.affymetrix.com.

        The Committee approves all equity grants and cash compensation to executive officers, and in that regard, reviews the recommendations of the Chief Executive Officer as to compensation and stock grants for executive officers other than himself, along with the basis for such recommendations, including performance reviews and competitive compensation survey data. The Committee separately evaluates the performance of the Chief Executive Officer to determine his compensation and stock grants.

  Compensation Policies

        The Committee has developed, with the Board, an executive compensation philosophy, pursuant to which compensation amounts are tied to Affymetrix' success in meeting annual short-term and long-term performance goals, individual achievement is rewarded, and compensation is used to attract and retain highly qualified executives. Affymetrix structures executive compensation to reflect the technological and business achievements of Affymetrix during the year and the individual performance and contribution of each executive to Affymetrix' performance for the year.

        The Committee believes that the compensation for its executive officers must be competitive with the practices of its peer group companies in order to attract and retain valuable contributors. In this regard, the Committee reviews compensation and benefit surveys for biotechnology and high technology companies that compete with Affymetrix in the recruitment of senior personnel. The Committee also engages an independent executive compensation consultant who provides it with an additional independent perspective on executive compensation issues before the Committee.

  Compensation Practices

        Compensation for senior management consists of (i) cash compensation, including base salary and bonus components, which is based on factors such as the individual officer's level of responsibility in Affymetrix for meeting Affymetrix' strategic, technological, and financial objectives and (ii) long-term incentives afforded by stock options. Affymetrix' stock option program is intended to align the interests of executives with the interests of the shareholders with respect to the long-term performance of Affymetrix. Guidelines for executive stock option grants are developed through analysis of long-term incentive awards based on each individual executive's position, responsibilities, performance and contribution to the achievement of Affymetrix' long-term goals and competitive stock option data from biotechnology and high technology companies. At the most recent shareholder meeting, Affymetrix obtained shareholder approval for authority to grant an additional 2.5 million shares, and remains committed to including equity-based awards as a means to create incentives for employees over multi-year periods.

  Chief Executive Officer's Compensation

        In determining Dr. Fodor's 2004 compensation, the Compensation Committee considered the policies described above, as well as Dr. Fodor's overall compensation package relative to the effectiveness of Dr. Fodor's leadership of Affymetrix and the resulting success of Affymetrix in attainment of specific strategic and financial objectives. These objectives were to achieve financial targets, including product and product related revenue, operating profit and earnings per share; grow Affymetrix' customer base and applications; redefine the competitive landscape via scientific leadership; accelerate innovation to market; drive standardization; and optimize Affymetrix' organization for sustainable growth. The Committee believes that the total compensation of Affymetrix' Chief Executive Officer is competitive with compensation packages for chief executive officers at peer companies and reflects Affymetrix' performance in 2004.

        In reviewing Dr. Fodor's overall compensation package, the Committee considered Dr. Fodor's base salary and bonus opportunity, his accumulated stock option gains, the dollar value of his benefits and perquisites and the cost to Affymetrix of his compensation package in the aggregate. In 2004, Dr. Fodor's base salary was $542,789, compared to his base salary of $475,000 in 2003. For 2004, Dr. Fodor received a bonus payment of $560,000, which was set following a determination by the Committee that Affymetrix had achieved certain corporate financial and strategic goals established at the beginning of 2004 and following the Committee's evaluation of Dr. Fodor's individual performance and the effectiveness of his leadership of Affymetrix in 2004.

  Compensation of Other Executive Officers

        The 2004 compensation of other executive officers of Affymetrix also took into account the above policies, including the individual contribution of each executive to Affymetrix' performance during the year. With respect to cash compensation payable to its executive officers for 2004, after taking into account company performance, the Committee targeted its total target cash compensation structure (which includes base salary plus annual bonus target) at the 75th percentile relative to peer companies. Affymetrix' annual bonus program is designed to reward participants based on Affymetrix' attainment of specified levels of financial and strategic goals as well as subjective factors related to the individual participant's employment performance. Affymetrix' financial goals are based on specified targets for product and product related revenue, operating profit and earnings per share. Under the bonus program, each executive officer position has an assigned target bonus level, expressed as a percent of base salary earnings for the fiscal year. Bonus targets for the other executive officers range from 50% to 60% of their base salary earnings for the fiscal year. The potential payout of bonus compensation is based on a percentage of the executive officer's target bonus and is dependent on the achievement of corporate financial and strategic goals and individual performance. Based on these criteria, Affymetrix paid 2004 bonuses to the group of Named Executive Officers (other than Dr. Fodor) of $1,062,420. The Compensation Committee believes compensation for Affymetrix' executive officers is competitive with the compensation paid to executives with comparable qualifications, experience and responsibilities in the same or similar businesses of comparable size and achieving comparable results. The Committee also strives to achieve equitable relationships both among the compensation of individual officers and between the compensation of officers and other employees throughout Affymetrix.

  Certain Other Benefits

        To remain competitive in the market for a high caliber management team, Affymetrix provides its executive officers, including the CEO, with certain fringe benefits. The Committee periodically reviews fringe benefits made available to Affymetrix' executive officers, including the CEO, to ensure that they are in line with market practice. In this regard, the Committee recommended the use of private jet service for business and personal travel by the CEO at an annual cost not to exceed $150,000. The Committee also recommended the use of a car service for its General Counsel for use in connection with her daily commute to and from Affymetrix' headquarters, at an annual cost not to exceed $50,000.

  Section 162(m)

        Affymetrix' policy generally is to utilize available tax deductions whenever appropriate, and the Committee, when determining executive compensation programs, considers all relevant factors, including the tax deductions that may result from such compensation. Stock options granted under Affymetrix' stock plans generally are intended to qualify as performance-based compensation under Section 162(m) of the Internal Revenue Code of 1986, as amended, which limits the deductibility of non-performance-based compensation paid to certain covered employees that exceeds $1 million in any year. The Board of Directors believes that the best interests of Affymetrix and its stockholders are served by executive compensation programs which encourage and promote Affymetrix' principal compensation objective, enhancement of shareholder value, and permit the Committee to exercise discretion in the design and implementation of compensation packages. Accordingly, Affymetrix may from time to time pay compensation to its executive officers that may not be fully deductible. The Committee will continue to review Affymetrix' executive compensation plans periodically to determine what changes, if any, should be made as the result of the limitation on deductibility.

Paul Berg, Ph.D. John A. Young, Chairman

STOCK PERFORMANCE GRAPH OF AFFYMETRIX

        The Stock Performance Graph and related disclosure are not soliciting material, are not deemed to be filed with the SEC, and are not to be incorporated by reference in any filing of Affymetrix under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended, whether made before or after the date of this proxy statement/prospectus and irrespective of any general incorporation language in such filing.

Stockholder Return Comparison

        The graph below compares the cumulative total return* on Affymetrix' common stock for the period commencing on December 31, 1999 and ending December 31, 2004 compared to the CRSP Total Return Index for the NASDAQ National Market (U.S. companies) and the CRSP Total Return Index for the NASDAQ Pharmaceutical Stocks (SIC 283). The stock price performance shown on the graph below is not necessarily indicative of future price performance.

Comparison of Five-Year Cumulative Stockholder Return(*)

	12/31/1999	12/31/2000	12/31/2001	12/31/2002	12/31/2003	12/31/2004
Affymetrix, Inc.	100.0	87.7	44.5	27.0	29.0	43.1
Nasdaq Stock Market (US Companies)	100.0	60.3	47.8	33.1	49.4	53.8
Nasdaq Pharmaceuticals Stocks (SIC 283)	100.0	124.7	106.3	68.7	100.7	107.2

*
Assumes $100 invested on December 31, 1999 in Affymetrix' common stock and in each index listed above. The total return for Affymetrix' common stock and the indices used assumes the reinvestment of dividends, even though dividends have never been declared on Affymetrix' common stock.

STOCK OWNERSHIP OF PRINCIPAL STOCKHOLDERS AND MANAGEMENT OF AFFYMETRIX

        The following table sets forth the beneficial ownership of Affymetrix' shares of common stock as of March 31, 2005 by:

  •
  each person known to Affymetrix to beneficially own more than five percent of its outstanding shares of common stock;

  •
  each director and nominee for director;

  •
  each of the officers named in the Summary Compensation Table below; and

  •
  all directors and executive officers as a group.

        Unless otherwise indicated, the address of each of the individuals named below is: c/o Affymetrix, Inc., 3380 Central Expressway, Santa Clara, California 95051.

Name and Address of Beneficial Owner	Shares Beneficially Owned(1)	Percentage of Shares Beneficially Owned(1)(2)
Greater than 5%
AXA Financial, Inc.(3) 1290 Avenue of the Americas New York, NY 10104	4,176,146	6.63%
Barclays Global Investors, NA.(4) 45 Fremont Street San Francisco, CA 94105	3,171,153	5.03%
FMR Corp.(5) 82 Devonshire Street Boston, MA 02109	9,178,829	14.57%
Oak Associates, Ltd.(6) 3875 Embassy Parkway, Suite 250 Akron, OH 44333	3,085,000	4.90%
Oppenheimer Funds, Inc.(7) Two World Financial Center 225 Liberty Street, 11th Floor New York, NY 10281-1008	3,806,450	6.04%
OrbiMed Advisors LLC(8) 767 Third Avenue New York, NY 10017	4,535,500	7.20%
PrimeCap Management Company(9) 225 South Lake Avenue #400 Pasadena, CA 91101	5,902,400	9.37%
The Vanguard Group, Inc.(10) 100 Vanguard Boulevard Malvern, PA 19355	3,236,500	5.14%
Directors and Named Executive Officers
Paul Berg, Ph.D.(11)	97,202	*
Barbara A. Caulfield(12)	80,000	*

Susan D. Desmond-Hellmann, M.D.	0	*
John D. Diekman, Ph.D.(13)	250,548	*
Stephen P.A. Fodor, Ph.D.(14)	934,266	1.46%
Vernon R. Loucks, Jr.(15)	48,428	*
Trevor J. Nicholls, Ph.D.	0	*
Gregory T. Schiffman(16)	150,000	*
Susan E. Siegel(17)	417,502	*
David B. Singer(18)	37,332	*
John A. Young(19)	112,666	*
All directors and executive officers as a group (11 persons)(20)	2,127,944	3.29%

*
Represents beneficial ownership of less than one percent of the common stock.

(1)
Beneficial ownership is determined in accordance with the rules of the SEC. In computing the number of shares beneficially owned by a person and the percentage of ownership of that person, shares of common stock subject to options held by that person that are currently exercisable or exercisable within 60 days of March 31, 2005 are deemed outstanding. Those shares, however, are not deemed outstanding for the purpose of computing the percentage ownership of other persons. The persons named in this table have sole voting and investment power with respect to all shares of common stock shown as beneficially owned by them, subject to community property laws where applicable and except as indicated in the other footnotes to this table.

(2)
Percentage of beneficial ownership is based on 62,992,420 shares of common stock outstanding as of March 31, 2005.

(3)
Pursuant to Rule 13(d) of the Securities Exchange Act, on behalf of AXA Assurances I.A.R.D. Mutuelle, AXA Assurances Vie Mutuelle and AXA Courtage Assurance Mutuelle (as a group, "The Mutuelles"), AXA, and AXA Financial, Inc. ("AXF") as set forth in Schedule 13G reported as of December 31, 2004, AXA Investment Managers Paris, an AXA entity, has sole voting power with respect to 496 shares, and sole dispositive power with respect to 496 shares, acquired solely for investment purposes. AXA Rosenberg Investment Management LLC, an AXA entity, has sole dispositive power with respect to 300 shares, acquired solely for investment purposes. AXA Equitable Life Insurance Company, a subsidiary of AXF, has sole voting power with respect to 75,960 shares and sole dispositive power with respect to 75,960 shares, acquired solely for investment purposes. Alliance Capital Management L.P. ("Alliance"), a subsidiary of AXF, has sole voting power with respect to 3,165,720 shares, shared voting power with respect to 532,415 shares, and sole dispositive power with respect to 4,099,390 shares. Alliance's shares are acquired solely for investment purposes on behalf of client discretionary investment advisory accounts.

(4)
Represents 3,171,153 shares held by Barclays Global Investors, NA. through its affiliated entities. The foregoing information is based solely on representations made to Affymetrix by Barclays Global Investors and on a review of applicable filings made by Barclays Global Investors with the SEC.

(5)
Represents 9,178,829 shares held by FMR Corp. through its subsidiaries, Fidelity Management & Research Company, Fidelity Growth Company Fund, Fidelity Management Trust Company,

  Strategic Advisers, Inc. and Edward C. Johnson 3d. The foregoing information is based solely on representations made to Affymetrix and on a review of applicable filings made by FMR Corp. with the SEC.

(6)
Represents 3,085,000 shares held by Oak Associates, Ltd. The foregoing information is based solely on representations made to Affymetrix by Oak Associates and on a review of applicable filings made by them with the SEC.

(7)
Represents 3,806,450 shares held by Oppenheimer Funds, Inc. as investment adviser for its various accounts. The foregoing information is based solely on representations made to Affymetrix by Oppenheimer and on a review of applicable filings made by Oppenheimer with the SEC.

(8)
Represents 4,535,500 shares held by OrbiMed Advisors, Inc., through its subsidiaries, OrbiMed Capital, LLC, and OrbiMed Advisors, LLC, investment advisers, and Samuel D. Isaly as control person. The foregoing information is based solely on representations made to Affymetrix by OrbiMed Advisors, Inc. and on a review of applicable filings made by OrbiMed with the SEC.

(9)
Represents 5,902,400 shares held by PrimeCap Management Company. The foregoing information is based solely on representations made to Affymetrix by PrimeCap Management Company and on a review of applicable filings made by PrimeCap with the SEC.

(10)
Represents 3,236,500 shares held by The Vanguard Group, Inc. The foregoing information is based solely on representations made to Affymetrix by The Vanguard Group and on a review of applicable filings made by The Vanguard Group with the SEC.

(11)
Includes 33,666 shares issuable upon exercise of options exercisable within 60 days of March 31, 2005.

(12)
Represents 80,000 shares issuable upon exercise of options exercisable within 60 days of March 31, 2005.

(13)
Includes 73,752 shares issuable upon exercise of options exercisable within 60 days of March 31, 2005, 96,398 shares held by John D. Diekman and Susan P. Diekman, as trustees of a revocable trust dated June 30, 1995, and 400 shares held in Mr. Diekman's retirement account.

(14)
Includes 871,996 shares issuable upon exercise of options exercisable within 60 days of March 31, 2005.

(15)
Includes 8,096 shares held by Mr. Loucks' wife.

(16)
Represents 147,138 shares issuable upon exercise of options exercisable within 60 days of March 31, 2005.

(17)
Includes 396,814 shares issuable upon exercise of options exercisable within 60 days of March 31, 2005.

(18)
Includes 20,000 shares issuable upon exercise of options exercisable within 60 days of March 31, 2005 and 1,000 shares held by Chevy Chase Circle Foundation, a charitable trust controlled by Mr. Singer.

(19)
Includes 30,000 shares issuable upon exercise of options exercisable within 60 days of March 31, 2005.

(20)
Includes 1,653,366 shares issuable upon exercise of options exercisable within 60 days of March 31, 2005.

CERTAIN TRANSACTIONS

        In accordance with NASD listing standards, effective January 2004, the Board will conduct an appropriate review of all related party transactions required to be disclosed in this proxy statement/prospectus for potential conflicts of interest situations on an ongoing basis and, effective January 2004, all such transactions will be approved by the Nominating and Corporate Governance Committee.

Extensions of Credit

        During fiscal 2001 and 2002, Affymetrix entered into agreements with certain of Affymetrix' executive officers to extend credit in connection with their joining Affymetrix. After these extensions of credit were made, federal legislation was enacted prohibiting such extensions of credit to executive officers and accordingly, no future extensions of credit will be made by Affymetrix to Affymetrix' executive officers, although Affymetrix continues to honor its contractual obligations under pre-existing extensions of credit.

        In July 2001, Affymetrix made an extension of credit to Ms. Caulfield, the Executive Vice President and General Counsel of Affymetrix, of up to $1.2 million in connection with her joining Affymetrix. In January 2004, Ms. Caulfield drew down the amount of $1.2 million under this extension of credit. Repayment is due on the earlier of January 2008 or the date Ms. Caulfield leaves Affymetrix. Interest accrues at the IRS imputed rate of 3.5% and is payable by Ms. Caulfield starting in 2006.

        Under an extension of credit made by Affymetrix on June 21, 2002, Affymetrix made a $1,000,000 secured loan to assist Dr. Nicholls, previously the Chief Commercial Officer for Global Operations and Executive Vice President of Product Marketing & Development of Affymetrix, in relocating his principal place of residence to the United States. On December 23, 2004, Dr. Nicholls repaid his entire outstanding balance on the loan. Pursuant to the terms of his loan, interest was forgiven by Affymetrix for the years 2003 and 2004 in the aggregate amount of $67,600.

Director and Executive Officer Indemnification Agreements

        Affymetrix has entered into indemnification agreements with each of its directors and executive officers. These agreements require Affymetrix to indemnify its directors and executive officers to the fullest extent permitted by Delaware law.

Change in Control and Severance Plan

        Affymetrix has a change in control and severance plan that provides for the treatment of outstanding options and the receipt of severance benefits for employees and directors in the event of a transaction resulting in a change of control.

        Under the plan, Affymetrix is required to take any one or more of the following actions with respect to outstanding options in connection with a change of control:

  •
  provide that the options shall be assumed, or equivalent options substituted, by the acquiring or succeeding corporation;

  •
  following notice to the holders, provide that all of the unexercised options will become fully exercisable prior to the change of control and will terminate prior to the change of control to the extent unexercised; and/or

  •
  if, under the terms of the transaction, Affymetrix' stockholders are to receive cash for their shares, provide that all option holders be cashed out by receiving a cash payment equal to the difference between the amount received by stockholders and the exercise price of such option.

        Under certain circumstances, an employee who is terminated in connection with, or within 12 months following, a change of control will receive the full value of any unvested options as though vested as well as severance payments ranging from 3 months' salary to 18 months' salary (depending on the employee level), together with continued health benefits for the same period of time. To the extent that the law of the jurisdiction in which the employee is employed requires certain treatment with respect to options of employees who are terminated in connection with or within 12 months following a change of control, the employee will be entitled to the more beneficial treatment provided by the plan or applicable law.

        The plan may be amended by the Board at any time prior to a change of control.

Perlegen Sciences, Inc.

        Perlegen Sciences, Inc. is engaged in the business of scanning human genomes in an effort to identify variations and patterns within the human genome to discover genetic characteristics associated with disease, identify responsiveness to drug therapy and to create targeted medicines. Affymetrix formed Perlegen in 2000 as a wholly-owned subsidiary and in March 2001, it spun-out Perlegen as an independent entity. Concurrent with the 2001 spin-out, Perlegen raised approximately $101 million in a private financing and then raised an additional $32 million in a financing that was completed in 2003, reducing Affymetrix' ownership interest to below 45%. Affymetrix' interest was reduced further as a result of the sale of a portion of Affymetrix' Perlegen shares for cash in December 2003 and January 2004. In February 2005, Affymetrix purchased $2.0 million of Series D preferred stock in Perlegen's most recent private equity financing which Perlegen announced raised an aggregate of $74.0 million. As a result of this private equity placement, Affymetrix' ownership interest, including that of Affymetrix' affiliates, was reduced from approximately 40% as of December 31, 2004, to approximately 30% as of February 2005. Affymetrix also has certain commercial and licensing arrangements with Perlegen which are described in Affymetrix' Annual Report on Form 10-K for the fiscal year ended December 31, 2004.

        Dr. Fodor, the chairman and CEO of Affymetrix, also serves as chairman of Perlegen, and he holds shares representing approximately 1.01% of Perlegen's stock. Affymetrix has the right to name two representatives to the Perlegen board of directors, and these positions are currently occupied by Dr. Fodor and Mr. Young, both members of the Board. Dr. Berg, who is another of Affymetrix' directors, is a member of Perlegen's scientific advisory board. Dr. Maxine F. Singer, who is the mother of Affymetrix director David B. Singer, is a member of Perlegen's board of directors. Mr. Young, Dr. Berg and Dr. Maxine F. Singer receive customary fees and hold options to purchase Perlegen stock as a result of their positions with Perlegen. Dr. Diekman and Dr. Berg, both members of Affymetrix' board of directors, each serve as trustees of separate trusts that invested an aggregate of approximately $577,000 in the private rounds of Perlegen financings in 2001, 2003 and 2005. Transactions between Perlegen and Affymetrix are overseen by a committee of the Affymetrix board of directors, whose sole member is currently Mr. Loucks, who holds no position with or securities of Perlegen.

PARALLELE'S BUSINESS

Overview

        ParAllele provides comprehensive genetic discovery solutions to research, pharmaceutical and diagnostic companies in the life sciences industry. ParAllele's products and services utilize a unique approach that leverages novel biochemical processes rather than complex instrumentation to discover and analyze minute variations in the human genome. ParAllele believes the understanding of how subtle genetic variations contribute to disease risk, prognosis and drug response will lead to the development of new and more effective drug treatment options and the ability of medical professionals to make predictive diagnoses and therapies that are better tailored to individual patients. ParAllele's current products include reagent kits and software marketed under the MegAllele™ brand name for performing large scale targeted genotyping studies. ParAllele also provides research services using the MegAllele™ products and other proprietary assays. To date, ParAllele has established research collaborations with multiple large pharmaceutical companies and prestigious academic and government institutions for a range of human and animal genetics applications.

Customers

        ParAllele's customers include academic, government and commercial researchers in human and animal genetics. As of September 15, 2005, ParAllele had recognized revenue from products and services that were sold to more than 25 customers worldwide and from a distribution partnership with Affymetrix. ParAllele's customers include global pharmaceutical companies, the National Institutes of Health and several major academic centers. In 2002 and 2003, ParAllele derived its revenue primarily from government grants, including the National Institutes of Health sponsored International HapMap Project. In 2004, ParAllele increased its number of customers to twelve from four in 2003. Customers accounting for more than 10% of ParAllele's revenue in 2004 included Affymetrix (21%) as a distributor, Baylor College of Medicine (17%), the National Cancer Institute (14%), Merck and Company (13%) and Hoffman-LaRoche (10%). From January 1, 2005, through June 30, 2005, ParAllele signed contracts with six new customers and expanded relationships with eight existing customers.

Products and Services

        ParAllele's MegAllele™ genotyping system consists of reagent kits and software that are used in combination with third party microarrays and instrumentation to perform large scale genetic studies. The most common form of inherited genetic variation is a Single Nucleotide Polymorphism, or SNP. The human genome contains approximately three billion characters of DNA sequence information. It is estimated that approximately 0.1% of those characters are SNPs (or are variable), and that those SNPs account for most of the diversity observed between individuals. ParAllele's products enable researchers to simultaneously interrogate or genotype thousands to tens of thousands of SNPs in a single assay. These large scale studies are used to discover associations between genetic variation and observed human traits, such as disease susceptibility or drug response.

        ParAllele's distribution partner, Affymetrix, manufactures and sells microarrays and instrumentation that have been tailored for use with the MegAllele™ reagents and software. The current portfolio of MegAllele™ reagent kits includes both pre-selected panels of SNPs for human and animal studies as well as customizable kits whereby customers can select any 3,000, 5,000, or 10,000 SNPs needed for their application. The MegAllele™ analysis software includes a workflow manager, database and genotyping software necessary to generate quality controlled results.

        ParAllele also performs studies for commercial and academic customers utilizing the MegAllele™ genotyping system and other proprietary assays developed by ParAllele. These services may consist of study design, DNA sample acquisition, SNP discovery, genotyping, variation scanning, allele quantitation and data analysis. In addition, ParAllele has granted Genaissance, Inc. the rights to provide services using certain MegAllele™ products in clinical trial settings.

Sales and Marketing

        ParAllele sells its products and services directly through a dedicated commercial development team and through a distribution partnership with Affymetrix. ParAllele's commercial team focuses primarily on the sale of research services to key pharmaceutical accounts and large academic centers.

        In April 2004, ParAllele entered into a non-exclusive distribution partnership with Affymetrix to promote the sale of its MegAllele™ genotyping products to a wider range of customers. The MegAllele™ genotyping kits and software can be used with GeneChip® brand microarrays and instrumentation and software and compliment other DNA and RNA analysis products developed by Affymetrix. Affymetrix has an established sales force with a significant international presence. In June 2005, Affymetrix and ParAllele announced the commercial launch of a family of MegAllele™ products.

Manufacturing and Supply

        ParAllele manufactures the critical components of its MegAllele™ genotyping reagent kits and outsources the supply of certain other generic components. The kits are composed of a number of generic components (such as enzymes, buffers and labeling reagents) and one customizable component, the molecular inversion probe, or MIP set. Each kit contains sufficient reagents for a customer to carry out a specified number of genotyping assays. Many different products can be configured by combining generic components with different MIP sets.

        ParAllele obtains most of the starting materials for its reagent kits on a purchase order basis. ParAllele purchases some of its kit components from sole and limited source suppliers. If one of these suppliers were to discontinue supplying such components to ParAllele, ParAllele would have to qualify a new supplier which could result in delays in filling customer orders, changes in the functional performance of its products, delay new product introductions or increase the cost of its products.

Research and Development

        ParAllele performs research and development on new assays and methodologies for analyzing DNA variation and understanding its impact on human health. Most of the research and development activities are focused around three core technology areas: Molecular Inversion Probes, referred to as MIP assays, Mismatch Repair Detection, referred to as MRD assays and TrueTag™ microarray systems. MIP is a proprietary biochemistry platform that enables tens of thousands of known DNA variants to be simultaneously interrogated in a single assay. MRD is a proprietary in-vivo methodology that enables thousands of loci in the genome to be interrogated to detect previously unknown DNA variants. TrueTag™ technology is ParAllele's proprietary labeling system that allows the results of MIP and MRD assays to be detected on universal DNA microarrays and standard microarray instrumentation such as those supplied by Affymetrix. Potential applications for these technologies in human genetics include the discovery of disease associated genes, the discovery of biomarkers that can predict disease or drug response and the study of how DNA becomes mutated in cancer. ParAllele believes that MIP and MRD will also have longer term application in a diagnostic setting and is conducting research in collaboration with a pharmaceutical partner to optimize the assay for clinical use.

        ParAllele's research and development team has experience in assay development and commercialization, computational biology, software development, instrumentation and human genetics. As of September 15, 2005, ParAllele employed 35 scientists, of whom 19 were in research and 16 were in product development. ParAllele's research and development expense totaled $7.6 million in 2004, $5.3 million in 2003, and $4.8 million in 2002.

Competition

        The market for genotyping products and services is competitive and characterized by rapid technological change, frequent product introductions and downward price pressure. ParAllele expects competition to continue to increase in the future. ParAllele believes that its MegAllele™ line of products compares favorably with competing products on the basis of scalability, flexibility, data quality and cost per informative data point. In addition, ParAllele believes that it can distinguish its research services based upon the quality of the results and the depth of expertise that can be provided in designing and carrying out large scale genetic studies.

        ParAllele's primary sources of competition have been other companies offering targeted genotyping products such as Illumina, Sequenom, Third Wave and Applera and other companies offering genetics research services such as DeCode, Perlegen and Illumina. For certain types of studies, ParAllele indirectly competes with companies offering conventional automated sequencing. Additionally, ParAllele believes that several private companies are in the process of developing a new technology called single molecule sequencing. If the technological goals of these companies were achieved, the cost of sequencing could be reduced to the point that such companies could offer technologies that compete with technologies offered by ParAllele and other genotyping companies in certain applications.

Intellectual Property

        ParAllele relies on a combination of patents, trademarks, copyrights and trade secret laws in the United States and other jurisdictions, as well as contractual provisions and licenses, to protect its proprietary rights and brands. ParAllele cannot, however, be sure that steps it takes to protect its proprietary rights will prevent misappropriation of its intellectual property, or that it will receive competitive advantages from the rights granted under its patents and other intellectual property rights.

        As of September 15, 2005, ParAllele held 14 pending U.S. patent applications and 16 pending foreign patent applications. In addition, ParAllele licenses patents from Stanford University, Columbia University, the University of California at San Francisco and O-Link, AB, a private company in Sweden. These licenses cover an additional eight issued and 9 pending U.S. patent applications as well as ten issued and nine pending foreign patent applications. These patents and patent applications primarily address ParAllele's core assay technologies of MIP, MRD, TrueTags and applications related thereto. The earliest expiration date for patents controlled by ParAllele is 2014.

        ParAllele seeks to protect its source code for its software, documentation and other written materials under trade secret and copyright laws. ParAllele also pursues foreign copyrights, trademarks and service marks where applicable and necessary. As of September 15, 2005, ParAllele held four registered U.S. trademarks. Certain aspects of ParAllele's manufacturing processes and reagent formulations are protected by trade secrets. ParAllele seeks to protect such trade secrets by manufacturing those components in-house and not disclosing them to customers or partners.

Employees

        As of September 15, 2005, ParAllele had a total of 79 employees, consisting of 36 engaged in research and development; 27 in manufacturing and operations; 10 in sales, marketing and customer support; and 6 in general and administrative activities. None of ParAllele's employees are subject to collective bargaining agreements. ParAllele believes that its relations with its employees are good.

Properties

        ParAllele leases its corporate headquarters of approximately 25,000 square feet in South San Francisco, California, pursuant to a lease agreement that expires in 2007.

Legal Proceedings

        ParAllele is not currently party to any material legal proceedings. However, the industry in which ParAllele operates is the subject of frequent litigation, in particular relating to allegations of patent infringement. As a result, in the normal course of business, ParAllele may become subject to litigation relating to possible patent infringement or otherwise.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF PARALLELE'S
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

        The following discussion and analysis of ParAllele's financial condition and results of operations for the years ended December 31, 2004, 2003 and 2002, and for the three and six month periods ended June 30, 2005 and June 30, 2004, should be read in conjunction with ParAllele's "Selected Historical Financial Data" and ParAllele's financial statements and related notes that appear elsewhere in this proxy statement/prospectus. The discussion outlines ParAllele's historical results of operations and other factors affecting ParAllele's financial condition.

OVERVIEW

        ParAllele provides comprehensive genetic discovery solutions to research, pharmaceutical and diagnostic companies in the life sciences industry. ParAllele's products and services utilize a unique approach that leverages novel biochemical processes to discover and analyze minute variations in the human genome. ParAllele believes that the understanding of how subtle genetic variations contribute to disease risk, prognosis and drug response will lead to the development of new and more effective drug treatment options and the ability of medical professionals to make predictive diagnoses and therapies that are better tailored to individual patients. ParAllele's current products include reagent kits and software marketed under the MegAllele™ brand name for performing large scale targeted genotyping studies. ParAllele also provides research services using the MegAllele™ products and other proprietary assays. To date, ParAllele has established research collaborations with multiple large pharmaceutical companies and prestigious academic and government institutions for a range of human and animal genetics applications.

        ParAllele's customers include academic, government and commercial researchers in human and animal genetics. As of June 30, 2005, ParAllele had recognized revenue from products and services sold to more than eighteen customers worldwide. ParAllele's customers include global pharmaceutical companies, the National Institutes of Health and several major academic centers. In 2002 and 2003, ParAllele derived its revenue primarily from government grants, including the National Institutes of Health sponsored International HapMap Project. In 2004, ParAllele increased its number of customers to twelve from four in 2003. Customers accounting for more than 10% of ParAllele's revenue in 2004 included Affymetrix (21%) as a distributor, Baylor College of Medicine (17%), the National Cancer Institute (14%), Merck and Company (13%) and Hoffman-LaRoche (10%). From January 1, 2005, through June 30, 2005, ParAllele signed contracts with six new customers and expanded relationships with eight existing customers.

SOURCES AND COSTS OF REVENUE

        ParAllele derives its revenue from sales of its products and services, and in the past, has also derived revenue from government grants.

        ParAllele classifies its revenue into three categories:

        Services and collaborations revenue.    Services and collaborations revenue accounted for 73% of ParAllele's total revenue in 2003 and 55% in 2004. Services and collaborations revenue for the six months ended June 30, 2005, accounted for 75% of total revenue and 45% of the total revenue for the six months ended June 30, 2004. Services and collaborations revenue represents work performed for pharmaceutical, academic and government customers, and also includes software licenses sold in conjunction with the sale of MegAllele™ reagent kits. This category also includes the revenue derived from ParAllele's collaboration with Baylor College of Medicine, which was funded by the National Institutes of Health for the International HapMap project which concluded in 2004. Revenue recognized by ParAllele under this program was $1.17 million in 2003 and $674,000 in 2004.

        Product sales.    Product sales accounted for 0% of ParAllele's total revenue in 2003 and 28% in 2004. Product sales for the three and six months ended June 30, 2005, accounted for 19% and 15%, respectively, of total revenue. Product sales are derived from the sale of MegAllele™ reagent kits to pharmaceutical, academic and government customers, both directly by ParAllele and through Affymetrix under the Commercialization and Development Agreement between Affymetrix and ParAllele dated April 28, 2004.

        Grant and other revenue.    Grant and other revenue accounted for 27% of ParAllele's total revenue in 2003 and 17% in 2004. Grant and other revenue for the six months ended June 30, 2005, accounted for 10% of total revenue. In 2002, ParAllele was awarded two grants from the National Institutes of Health under the Small Business Technology Transfer Program. Revenue recognized under the Variation Scanning with Mismatch Repair Detection program was $244,000 and $248,000 in 2003 and 2004, respectively. Revenue recognized under the grant for High Throughput Genotyping Technology was $514,000 and $457,000 in 2003 and 2004, respectively.

        ParAllele's cost of revenue includes the following:

        Cost of services and collaborations.    Cost of services and collaborations includes salaries and wages of the researchers, scientists, manufacturing and production employees who worked directly on the service and collaboration projects. This category also includes the costs of materials consumed in the projects.

        Cost of product sales.    Cost of product sales consists of raw material costs, as well as labor and overhead, attributable to the manufacturing of MegAllele™ reagent kits.

OPERATING EXPENSES

        Research and development.    Research and development expenses consist primarily of salaries and related overhead expenses for development and scientific personnel, fees paid to outside contractors and consultants and allocated overhead. ParAllele has historically focused its research efforts on developing its three core technologies: MIP assays, MRD assays and TrueTag™ microarray systems. ParAllele expenses its research and development costs as they occur.

        General and administrative.    General and administrative expenses consist of salaries and related expenses for executive, finance and accounting, legal and human resources personnel, professional fees, other corporate expenses and allocated overhead.

        Sales and marketing.    Sales and marketing expenses consist primarily of salaries and related expenses, including commissions, marketing programs, corporate communications expenses, product marketing expenses and allocated overhead.

CRITICAL ACCOUNTING POLICIES & ESTIMATES

  Revenue Recognition

        Revenue consists of amounts earned under service and collaboration agreements, product sales and research grants. Revenue from collaboration agreements is generally recognized on a straight-line basis over the life of the collaboration agreement or as the research work is performed. Revenue from product sales is recognized when there is persuasive evidence of a contractual arrangement with the customer, the fee is fixed and determinable, collection of the resulting receivable is reasonably assured, title has transferred to its customers and there are no significant remaining obligations. Grant revenue is recognized as the related research and development expenses are incurred over the related funding periods as specified in the respective contracts. Deferred revenue is recorded for amounts received from customers for which services have not been performed. Up-front fees received in connection with product sales are deferred and recognized when the associated product shipment occurs.

  Allowance for Doubtful Accounts

        ParAllele extends credit to its customers in the normal course of business and generally does not require collateral or other security. ParAllele performs ongoing credit evaluations of its customers' financial condition and maintains an allowance for doubtful accounts receivable based upon the expected collectibility of accounts receivable.

  Inventories

        Inventories are stated at the lower of cost or market. Cost is determined using the first-in, first-out (FIFO) method. Inventory includes raw materials, work-in progress and finished goods that may be used in the research and development process and such items are expensed as consumed. Provisions for slow-moving, excess and obsolete inventories are provided based on product life cycle and development plans, product expiration and quality issues, historical experience and inventory levels.

  Impairment of Long-lived Assets

        ParAllele reviews long-lived assets, including property and equipment, for impairment whenever events or changes in business circumstances indicate that the carrying amount of the assets may not be fully recoverable. An impairment loss is recognized when estimated undiscounted future cash flows expected to result from the use of the asset and its eventual disposition are less than its carrying amount. Impairment, if any, is measured as the amount by which the carrying amount of a long-lived asset exceeds its fair value. ParAllele considers various valuation factors, principally undiscounted cash flows, to assess the fair value of long-lived assets. To date, ParAllele has not recorded any impairment losses.

SUMMARY OF RESULTS OF OPERATIONS

        ParAllele was initially funded and began operations in November 2001. During 2002, ParAllele developed a highly multiplexed genotyping platform based on its proprietary MIP technology. Late in 2002, ParAllele teamed with Baylor College of Medicine to perform large scale genotyping utilizing its proprietary MIP technology for the $100.0 million International HapMap Project.

        In 2003, ParAllele generated its first commercial, non-grant revenue through collaboration agreements with the National Cancer Institute, Merck and Hoffman-LaRoche. ParAllele continued its investment in research and development, and expanded its sales and marketing and general and administrative groups to support further growth. Total revenue for the year was $2.8 million and cost of revenue was $1.3 million. Total operating expenses for the year were $7.5 million, and ParAllele recorded a net loss of $6.1 million. In 2003, ParAllele raised $17.2 million in cash through the issuance of its Series A and B redeemable convertible preferred stock and convertible notes.

        In 2004, ParAllele continued its service and collaboration projects with existing customers and entered into new agreements with three additional major pharmaceutical companies and other academic and biotech customers. In April 2004, ParAllele entered into a Development and Commercialization Agreement with Affymetrix which, among other things, provided for $500,000 in funding for MegAllele™ product development, $200,000 of which was recorded in 2004 revenue. This agreement also appointed Affymetrix as a non-exclusive distributor of ParAllele's MegAllele™ reagent kits. Total revenue for 2004 was $5.4 million and cost of revenue was $3.0 million. Operating expenses grew with continued research and development investment, sales and marketing expansion, and general and administrative infrastructure. Operating expenses amounted to $13.1 million in 2004, and ParAllele recorded a net loss of $10.9 million. In March 2004, ParAllele secured a $6.0 million loan facility for equipment purchases and general corporate purposes from a venture finance company.

        In the six months ended June 30, 2005, ParAllele announced additional collaboration agreements and continued to perform its services on existing agreements. Total revenue during the first six months was $3.1 million and included $300,000 in revenue under the Development and Commercialization Agreement with Affymetrix. Cost of revenue for the first six months was $2.1 million. Total operating expenses for the first six months were $9.4 million and ParAllele recorded a net loss of $8.8 million for the period. On March 31, 2005, ParAllele issued $6.0 million in convertible debt to certain of its existing investors.

        All tabular information contained within this Management's Discussion and Analysis is presented in thousands, except for percentage amounts.

RESULTS OF OPERATIONS

Three months ended June 30, 2005, compared to three months ended June 30, 2004

	Three Months Ended June 30,
	2005		2004
	Amount	% of Total Revenue	Amount	% of Total Revenue	Change in Amount
Revenue by category
Services and collaborations revenue	$1,651	81%	$290	34%	$1,361
Product sales	379	19%	350	42%	29
Grant and other revenue	—	0%	205	24%	(205)

Total revenue	$2,030	100%	$845	100%	$1,185

        Services and collaborations revenue for the three month period ended June 30, 2004, is comprised of revenue from services for pharmaceutical, academic and government customers. The increase of $1.4 million for the three month period ended June 30, 2005, is mainly due to an increase in the number of service contracts and collaboration work undertaken by ParAllele and continued services performed on existing agreements. Product sales for the three month period ended June 30, 2004 was for the sale of lab equipment to a government customer. For the three month period ended June 30, 2005, product sales consisted entirely of the sale of MegAllele™ genotyping kits. Grant and other revenue for the three month period ended June 30, 2004 is comprised of work performed on two government grants, which were completed in 2004.

	Three Months Ended June 30,
Cost of Services and Collaborations
	2005	2004	Change
Cost of services and collaborations	$1,378	$683	$695
Gross Margin	273	(393)	666

        Cost of services and collaborations was $1.4 million for the three months ended June 30, 2005, compared to $683,000 for the three months ended June 30, 2004, an increase of $695,000, or 102%. Gross margin for the three months ended June 30, 2005, improved to 17% as compared to negative 136% for the same period of the previous year. The improved margin for the three month period ended June 30, 2005 is attributable to an increased number of projects which resulted in revenue sufficient to cover our direct project costs and associated fixed overhead. During the three month period ended June 30, 2004, two projects were initiated, for which direct expenses and associated overhead exceeded revenues recognized during the period.

	Three Months Ended June 30,
Cost of Product Sales
	2005	2004	Change
Cost of product sales	$75	$325	$(250)
Gross margin	304	25	279

        Cost of product sales was $75,000 for the three months ended June 30, 2005, compared to $325,000 for the three months ended June 30, 2004. For the three months ended June 30, 2004, all costs of product sales were for lab equipment sold to a government customer. Product sales for the three months ended June 30, 2005 are comprised of MegAllele™ genotyping kits, which did not begin until the third quarter of 2004. Costs of MegAllele™ genotyping kits include the material, labor and overhead costs incurred in the manufacturing of the MegAllele™ kits.

	Three Months Ended June 30,
Research and Development
	2005	2004	Change
Research and development	$2,273	$1,833	$440

        Research and development expenses were $2.3 million for the three months ended June 30, 2005, compared to $1.8 million for the three months ended June 30, 2004, an increase of $440,000 or 24%. The increase was due to an overall increase in headcount, further development of existing products and services, and research to develop new products and services.

	Three Months Ended June 30,
General and Administrative
	2005	2004	Change
General and administrative	$1,976	$848	$1,128

        General and administrative expenses were $2.0 million for the three months ended June 30, 2005, compared to $848,000 for the three months ended June 30, 2004, an increase of $1.1 million or 133%. The increase was primarily due to professional, legal and accounting fees incurred in connection with financing and merger negotiations.

	Three Months Ended June 30,
Sales and Marketing
	2005	2004	Change
Sales and marketing	$742	$489	$253

        Sales and marketing expenses were $742,000 for the three months ended June 30, 2005 compared to $489,000 for the three months ended June 30, 2004, an increase of $253,000 or 52%. The increase was due to increased payroll and related costs incurred in connection with the hiring of additional personnel, and increased marketing costs.

	Three Months Ended June 30,
Other Income and Expense (Net)
	2005	2004	Change
Other income and expense (net)	$(253)	$(41)	$(212)

        Other income and expense, net, was net expenses of $253,000 for the three months ended June 30, 2005, compared to $41,000 for the three months ended June 30, 2004, an increase of $212,000 or 517%. The change was due to increased interest expense associated with equipment financings, other loan facilities and a convertible debt financing. The offsetting interest income increased due to higher yields earned on money market cash balances.

Six months ended June 30, 2005, compared to six months ended June 30, 2004

	Six Months Ended June 30,
	2005		2004
	Amount	% of Total Revenue	Amount	% of Total Revenue	Change in Amount
Revenue by category
Services and collaborations	$2,317	75%	$603	46%	$1,714
Product sales	479	15%	350	26%	129
Grant and other revenue	300	10%	373	28%	(73)

Total revenue	$3,096	100%	$1,326	100%	$1,770

        Services and collaborations revenue for the six month period ended June 30, 2005 was $2.3 million as compared to $603,000 for the six months ended June 30, 2004, an increase of $1.7 million or 284%. Services and collaborations revenue is for services performed for pharmaceutical, academic and government customers. The increase is mainly due to an increase in the number customers and an increase in the number of service and collaboration work undertaken by ParAllele and continued services performed on existing agreements. Product sales for the six month period ended June 30, 2004 is comprised of $350,000 for the sale of lab equipment to a government customer. For the six month period ended June 30, 2005, product sales consisted entirely of the sale of MegAllele™ genotyping kits. Grant and other revenue for the six month period ended June 30, 2004 is comprised of work performed on two government grants, which were completed in 2004. Grant and other revenue for the six months period ended June 30, 2005 relates to revenues from ParAllele's joint development collaboration with Affymetrix.

	Six Months Ended June 30,
Cost of Services and Collaborations
	2005	2004	Change
Cost of services and collaborations	$1,972	$987	$985
Gross margin	345	(384)	729

        Cost of services and collaborations was $2.0 million for the six months ended June 30, 2005, compared to $987,000 for the six months ended June 30, 2004, an increase of $985,000, or 100%. Gross margin for the six months ended June 30, 2005, improved to 15% as compared to negative 64% for the same period of the previous year. The improved margin for the six month period ended June 30, 2005 is attributable to an increased number of projects which resulted in revenue sufficient enough to cover our direct project costs and associated fixed overhead. During the six month period ended June 30, 2004, three projects were initiated, for which direct expenses and associated overhead exceeded revenues recognized during the period.

	Six Months Ended June 30,
Cost of Product Sales
	2005	2004	Change
Cost of product sales	$137	$325	$(188)
Gross margin	342	25	317

        Cost of product sales was $137,000 for the six months ended June 30, 2005, compared to $325,000 for the six months ended June 30, 2004. For the six months ended June 30, 2004, all costs of product sales were for lab equipment sold to a government customer. Product sales for the six months ended June 30, 2005 are comprised of MegAllele™ genotyping kits, which did not begin until the third quarter of 2004. Costs of MegAllele™ genotyping kits include the material, labor and overhead costs incurred in the manufacturing of the MegAllele™ kits.

	Six Months Ended June 30,
Research and Development
	2005	2004	Change
Research and development	$5,040	$3,558	$1,482

        Research and development expenses were $5.0 million for the six months ended June 30, 2005, compared to $3.6 million for the six months ended June 30, 2004, an increase of $1.5 million or 42%. The increase was due to an overall increase in headcount, further development of existing products and services, and research to develop new products and services.

	Six Months Ended June 30,
General and Administrative
	2005	2004	Change
General and administrative	$2,874	$1,407	$1,467

        General and administrative expenses were $2.9 million for the six months ended June 30, 2005, compared to $1.4 million for the six months ended June 30, 2004, an increase of $1.5 million or 104%. The increase was primarily due to professional, legal and accounting fees incurred in connection with financing and merger negotiations.

	Six Months Ended June 30,
Sales and Marketing
	2005	2004	Change
Sales and marketing	$1,529	$874	$655

        Sales and marketing expenses were $1.5 million for the six months ended June 30, 2005 compared to $874,000 for the six months ended June 30, 2004, an increase of $655,000 or 75%. The increase was due to increased payroll and related costs incurred in connection with the hiring of additional personnel, including the establishment of a customer support group, and increased marketing costs.

	Six Months Ended June 30,
Other Income and Expense (Net)
	2005	2004	Change
Other income and expense (net)	$(349)	$(42)	$(307)

        Other income and expense, net, was net expenses of $349,000 for the six months ended June 30, 2005, compared to $42,000 for the six months ended June 30, 2004, an increase of $307,000. The change was due to increased interest expense associated with equipment financings, other loan facilities and a convertible debt financing. The offsetting interest income was flat.

Fiscal year ended December 31, 2004, compared to year ended December 31, 2003

	Year Ended December 31,
	2004		2003
	Amount	% of Total Revenue	Amount	% of Total Revenue	Change in Amount
Revenue by category
Services and collaborations revenue	$2,951	55%	$2,057	73%	$894
Product sales	1,508	28%	—	0%	1,508
Grant and other revenue	905	17%	758	27%	147

Total revenue	$5,364	100%	$2,815	100%	$2,549

        Total revenue was $5.4 million for the year ended December 31, 2004, compared to $2.8 million for the year ended December 31, 2003, an increase of $2.5 million or 91%. During 2004, ParAllele launched its MegAllele™ genotyping product line, which accounted for all of its $1.5 million of product revenue. Also in 2004, ParAllele significantly increased the number of service and collaboration projects. There was a 200% increase in the number of customers in 2004 as compared to 2003. The increase in grant and other revenue is attributable to $200,000 in funding from Affymetrix under the Development and Commercialization Agreement between Affymetrix and ParAllele, offset by completion of other grant work.

	Year Ended December 31,
Cost of Services and Collaborations
	2004	2003	Change
Cost of services and collaborations	$2,421	$1,347	$1,074
Gross margin	530	710	(180)

        Cost of services and collaborations was $2.4 million for the year ended December 31, 2004, compared to $1.3 million for the year ended December 31, 2003, an increase of $1.1 million or 80%. Gross margin for the year ended December 31, 2004, decreased to 18% as compared to 35% for the same period of the previous year. The decrease was primarily due to revenue recognition lagging behind expenses incurred on service and collaboration contracts.

	Year Ended December 31,
Cost of Product Sales
	2004	2003	Change
Cost of product sales	$575	$—	$575
Gross margin	$933	$—	$933

        Cost of product sales was $575,000 for the year ended December 31, 2004, compared to zero for the year ended December 31, 2003, an increase of $575,000. Product sales are comprised mainly of MegAllele™ genotyping kits and did not begin until the third quarter of 2004.

	Year Ended December 31,
Research and Development
	2004	2003	Change
Research and development	$7,611	$5,345	$2,266

        Research and development expenses were $7.6 million for the year ended December 31, 2004, compared to $5.3 million for the year ended December 31, 2003, an increase of $2.3 million or 42%. The increase was primarily attributable to increased payroll and associated costs from hiring additional research and development personnel as well as costs to further develop ParAllele's processes and technologies into commercial applications. Headcount in research and development increased by 72% year over year.

	Year Ended December 31,
General and Administrative
	2004	2003	Change
General and administrative	$2,868	$1,594	$1,274

        General and administrative expenses were $2.9 million for the year ended December 31, 2004, compared to $1.6 million for the year ended December 31, 2003, an increase of $1.3 million or 80%. The increase was due primarily to compensation costs for additional general and administrative employees, recruiting expenses, relocation expenses and legal fees.

	Year Ended December 31,
Sales and Marketing
	2004	2003	Change
Sales and marketing	$2,616	$549	$2,067

        Sales and marketing expenses were $2.6 million for the year ended December 31, 2004, compared to $549,000 for the year ended December 31, 2003, an increase of $2.1 million or 377%. The increase was due to the compensation and related costs of hiring additional personnel, including a customer training and support group.

	Year Ended December 31,
Other Income and Expense (Net)
	2004	2003	Change
Other income and expense (net)	$(168)	$(112)	$(56)

        Other income and expenses, net, was a net expense of $168,000 for the year ended December 31, 2004, compared to a net expense of $112,000 for the year ended December 31, 2003, an increase of $56,000. The change was due to increased interest expense associated with equipment financings and other loan facilities obtained in 2004. The offsetting interest income decreased due to a lower cash balance as ParAllele did not raise additional capital until the end of March 2005.

Fiscal year ended December 31, 2003, as compared to year ended December 31, 2002

	Year Ended December 31,
	2003		2002
	Amount	% of Total Revenue	Amount	% of Total Revenue	Change in Amount
Revenue by category
Services and collaborations revenue	$2,057	73%	$—	0%	$2,057
Product sales	—	0%	—	0%	—
Grant revenue	758	27%	364	100%	394

Total revenue	$2,815	100%	$364	100%	$2,451

        Total revenue for the year ended December 31, 2003, was $2.8 million as compared to $364,000 for the year ended December 31, 2002. Of this increase, $1.2 million is revenue from Baylor College of Medicine in connection with the HapMap project. Additionally, ParAllele provided services for four other customers. Grant revenue increased as the underlying grant awards entered phase II of the respective research programs, which resulted in an increase in funding received.

	Year Ended December 31,
Cost of Services and Collaborations
	2003	2002	Change
Cost of services and collaborations	$1,347	$—	$1,347
Gross margin	710	—	710

        The margin in 2003 represents the first year of commercial sales. All revenue in 2002 was attributable to grant funds received for which the underlying cost and expenses were recorded in research and development expense.

	Year Ended December 31,
Research and Development
	2003	2002	Change
Research and development	$5,345	$4,769	$576

        Research and development expenses were $5.3 million for the year ended December 31, 2003, compared to $4.8 million for the year ended December 31, 2002, an increase of $576,000 or 12%. The increase was primarily attributable to increased payroll and associated costs from hiring additional research and development personnel as well as costs to further develop ParAllele's processes and technologies into commercial applications. Headcount increased by approximately 30% from year to year.

	Year Ended December 31,
General and Administrative
	2003	2002	Change
General and administrative	$1,594	$1,167	$427

        General and administrative expenses were $1.6 million for the year ended December 31, 2003, compared to $1.2 million for the year ended December 31, 2002, an increase of $427,000 or 37%. The increase was due to the addition of senior management and other costs associated with building the company's infrastructure.

	Year Ended December 31,
Sales and Marketing
	2003	2002	Change
Sales and marketing	$549	$45	$504

        Sales and marketing expenses were $549,000 for the year ended December 31, 2003, compared to $45,000 for the year ended December 31, 2002, an increase of $504,000 or 1,120%. The increase was primarily due to the startup of sales and marketing activities, including in particular the addition of three employees.

	Year Ended December 31,
Other Income and Expense (Net)
	2003	2002	Change
Other income and expense (net)	$(112)	$30	$(142)

        For the year ended December 31, 2003, ParAllele had other expense, net of $112,000 compared with other income, net, of $30,000 for the year ended December 31, 2002. Net other income in 2002 was due to $67,000 in interest earned on cash balance offset by $37,000 in interest paid on an equipment financing loan. For the year ended December 31, 2003, income decreased to $48,000 due to overall lower average cash balances offset by $160,000 of interest expense. The interest expense increase was due to additional draws on the equipment financing loans.

Liquidity and Capital Resources

        The table shown below presents ParAllele's liquidity position as of June 30, 2005, and December 31, 2004 and 2003.

		As of December 31,
	As of June 30, 2005
		2004	2003
Cash and cash equivalents	$4,656	$2,092	$12,269

        From its inception through 2004, ParAllele financed its business primarily with $25.0 million of preferred stock issuances (which includes proceeds from and conversion of $1.5 million in unsecured 10% promissory notes in April 2003), $1.7 million in cumulative funding under government grants, and $1.9 million from a government grant subcontract with Baylor College of Medicine. At December 31, 2003, ParAllele had approximately $12.3 million in cash and cash equivalents. This was primarily due to cash raised through the issuance of Series A preferred stock for cash of approximately $1.0 million and issuance of Series B preferred stock for cash of approximately $14.7 million. As of December 31, 2004, ParAllele had $2.1 million in cash and cash equivalents. The decrease in cash was primarily due to cash used in operations.

        In March 2005, ParAllele raised approximately $6.0 million in cash through the issuance of unsecured 7% convertible promissory notes to certain of its existing investors. Additionally, ParAllele financed equipment purchases through loan facilities provided by certain financial institutions.

        For the six month period ended June 30, 2005, cash used in operations was $6.1 million. The use of cash from ParAllele's net loss of $8.8 million was partially offset by a decrease in accounts receivable, which was in turn due mainly to cash received from collections and an increase in accounts payable, which includes significant professional fees payable related to ParAllele's pending acquisition by Affymetrix. During the six months ended June 30, 2005, ParAllele drew approximately $3.0 million of its loan facility and issued $6.0 million in unsecured 7% convertible promissory notes. At June 30, 2005, ParAllele had $4.7 million in cash and $2.2 million in accounts receivable.

        At December 31, 2004, ParAllele had $2.1 million in cash and cash equivalents. Cash used in operations increased from $6.0 million for the year ended December 31, 2003, to $10.6 million for the year ended December 31, 2004. The increase in cash used in operations in 2004 resulted from a variety of factors, including a net loss of $10.9 million, an increase in accounts receivable of $2.6 million and an increase in inventory of $1.4 million, offset in part by $1.1 million in increased accrued expenses, a $1.4 million increase in deferred revenue, $0.9 million in depreciation and an $0.8 million increase in accounts payable. The increase in accounts receivable was primarily due to increased service and collaboration activities as well as the sale of MegAllele™ genotyping kits in the fourth quarter of 2004. Inventory increased primarily due to the build-up of inventory in anticipation of increased sales of MegAllele™ kits and performance of services using MegAllele™ kits. The increase in accrued expenses was mainly due to an increase in payroll related expense associated with increased headcount. Deferred revenue also increased primarily due to an increase in the number of customers for whom ParAllele performed services. Accounts payable increased in line with overall growth of the company. The increase in depreciation expense was mainly due to additional equipment purchases associated with the new loan facilities.

        Net cash used in investing activities was $2.1 million for the year ended December 31, 2004, as compared to $756,000 for the year ended December 31, 2003. The increase was mainly due to the purchase of additional property and equipment in connection with ParAllele's move to new facilities.

        For the year ended December 31, 2004, net cash provided by financing activities was $2.6 million as compared to $17.3 million for the year ended December 31, 2003. Cash provided by financing activities in 2004 resulted primarily from draws of approximately $3.0 million from a loan facility to finance equipment, software, leasehold improvements and other general corporate expenditures. The cash provided in 2003 was due principally to the issuance of Series B preferred stock of approximately $14.7 million, net of issuance cost.

Off-Balance Sheet Arrangements and Aggregate Contractual Obligations

        ParAllele does not generally participate in transactions that generate relationships with unconsolidated entities or financial partnerships, such as structured finance or special purpose entities ("SPEs"), which are established for the purpose of facilitating off-balance sheet arrangements or other contractually narrow or limited purposes. As of June 30, 2005, ParAllele was not involved in any SPE transactions.

  Equipment Financing Loan

        In April 2002, ParAllele obtained an equipment financing facility for $1.25 million. In February 2003, ParAllele renegotiated the credit facility and increased the amount available under the credit facility by $250,000. ParAllele was able to draw upon the $1.5 million in incremental amounts. Each equipment advance was to be repaid in 36 equal installments of principal plus interest. The interest rate, which was fixed at 7% for each draw, was based on a 36 month U.S. Treasury note yield plus 3.15%, not to exceed 7%. The draw period on this credit facility expired in April 2003. At December 31, 2004, approximately $419,000 in equipment advances were outstanding with the final payment due in April 2006. Loans drawn from the credit facility are collateralized by substantially all of the assets of the Company.

  Loan Facility

        In March 2004, ParAllele obtained a secured loan commitment for $6.0 million to finance equipment, software, leasehold improvements, and other general corporate expenditures. ParAllele is entitled to draw against the loan commitment through December 31, 2005. From the date of each drawdown through December 31, 2005, ParAllele will make interest-only payments, with the applicable rate being fixed on the funding date of each drawdown, at the basic rate of interest equal to the prime rate plus 2.5%. At no time shall the basic rate be less than 6.5% nor shall it exceed 6.7% in the third quarter of 2004, or 7.0% in the fourth quarter of 2004. For draws made during 2005, the basic rate shall be increased by 25 basis points each quarter, but shall not exceed 8.2% during the fourth quarter of 2005. Beginning January 1, 2006, ParAllele shall make 48 equal monthly payments of principal and accrued interest in advance. A final payment equal to 9.0% of the aggregate principal amount borrowed is due December 1, 2009. Loans drawn from this loan facility are secured by the fixed assets being financed under this facility. As of December 31, 2004, ParAllele had $1.5 million of fixed assets secured under the loan facility, and approximately $2.9 million in advances were outstanding.

        ParAllele's future payments under contractual obligations as of December 31, 2004, are as follows:

	Payments due by period
	Total	2005	2006-2007	2008-2009	After 2009
Debt borrowings(1)	$4,377	$604	$1,771	$2,002	$—
Operating leases	2,090	877	1,213	—	—
Redeemable convertible preferred stock	39,355	—	—	12,301	27,054

	$45,822	$1,481	$2,984	$14,303	$27,054

(1)
Debt borrowings includes principal and interest due on ParAllele's equipment financing loan with a financial institution and principal and interest due on ParAllele's loan facility with a venture finance company.

  Convertible Promissory Notes

        In March 2005, ParAllele issued unsecured promissory notes to four investors of ParAllele in exchange for aggregate cash proceeds of $6.0 million. The Notes accrue interest at a rate of 7.0% per annum until paid. The Notes mature at the earlier of March 30, 2006, or upon default. Under the terms of the Notes as originally issued, in the event of a change of control, as defined in the Note, prior to the maturity date, the outstanding principal and all accrued interest will automatically convert into shares of ParAllele's Series B redeemable convertible preferred stock at the lesser of $2.31 per share or based upon the per share price of a subsequent equity financing, if any. On August 31, 2005, the convertible promissory notes were amended to provide that as a result of the merger, the outstanding principal amount and all accrued interest shall automatically convert into that number of shares of ParAllele Series B preferred stock that, when converted into the right to receive a portion of the merger consideration pursuant to the merger agreement, will entitle the holder thereof to receive an amount of merger consideration with a value equal to the outstanding principal amount under the Note at the time.

  License Agreement

        In May 2005, ParAllele entered into a license agreement with Olink AB ("Licensor") in exchange for a stream of royalty payments. Under the terms of the agreement, ParAllele will pay the Licensor $700,000 in 2005, $400,000 in 2006 and $450,000 in 2007. Additionally, royalties are payable on certain fields of use at rates between 2.0% to 4.0% of revenues on licensed products and services.

  Loan Agreement with Affymetrix

        On September 1, 2005, ParAllele obtained a loan agreement from Affymetrix for $4.5 million to finance ParAllele's ongoing operation of its business and borrowed the entire amount on that same date. Interest will be payable on the amount drawn at a rate equal to the short-term applicable federal rate in effect as of the date of the draw, which was 3.83%, compounded monthly. The loan will be payable the earlier of nine months from the date on which the merger is terminated in accordance with its terms, nine months from completion of the merger or the date ParAllele completes an equity financing of $5.0 million or greater.

DESCRIPTION OF AFFYMETRIX CAPITAL STOCK

        Affymetrix is authorized to issue 200,000,000 shares of common stock, $0.01 par value, and 5,000,000 shares of preferred stock, $0.01 par value. The following description of Affymetrix' capital stock is subject to and qualified in its entirety by Affymetrix' certificate of incorporation and bylaws, which are included as exhibits to the registration statement of which this proxy statement/prospectus forms a part, and by the applicable provisions of Delaware law.

Common Stock

        As of June 30, 2005, there were 63,591,783 shares of Affymetrix common stock outstanding, which Affymetrix estimates were held of record by approximately 377 stockholders and a substantially greater number of beneficial holders. The holders of Affymetrix common stock are entitled to one vote per share on all matters to be voted upon by the stockholders. Subject to preferences that may be applicable to any outstanding preferred stock, the holders of Affymetrix common stock are entitled to receive ratably such dividends, if any, as may be declared from time to time by the board of directors out of funds legally available therefor. See the section of this proxy statement/prospectus entitled "Summary—Market Price Information" beginning on page 17 for a discussion of Affymetrix' dividend policy. In the event of a liquidation, dissolution or winding up of Affymetrix, the holders of Affymetrix common stock are entitled to share ratably in all assets remaining after payment of liabilities, subject to prior rights of preferred stock, if any, then outstanding. Affymetrix common stock has no preemptive or conversion rights or other subscription rights. There are no redemption or sinking fund provisions available to Affymetrix common stock. All outstanding shares of Affymetrix common stock are fully paid and non-assessable.

Preferred Stock

        Affymetrix' board of directors has the authority, without action by the stockholders, to designate and issue preferred stock in one or more series and to designate the rights, preferences and privileges of each series, which may be greater than the rights of the common stock. It is not possible to state the actual effect of the issuance of any shares of preferred stock upon the rights of holders of the common stock until the board of directors determines the specific rights of such preferred stock. However, the issuance of preferred stock may have the effect of delaying, deferring or preventing a change in control of Affymetrix without further action by the shareholders and may adversely affect the voting and other rights of the holders of common stock. No shares of Affymetrix' preferred stock are outstanding, and Affymetrix has no present plans to issue any shares of preferred stock.

Senior Convertible Notes

        As of June 30, 2005, there was $120.0 million in principal outstanding of Affymetrix' 0.75% Senior Convertible Notes due December 15, 2033 (the "0.75% Notes"). The 0.75% Notes are convertible into 32.2431 shares of Affymetrix common stock per $1,000 principal amount of notes, which equates to $31.01 per share of common stock or 3,869,172 shares of common stock in the aggregate, prior to the close of business on the business day prior to the maturity date and under the following additional circumstances:

  •
  during any quarterly conversion period prior to December 15, 2028, if the sales price of Affymetrix common stock for at least 20 trading days in the 30 consecutive trading-day period ending on the first day of such conversion period reaches a specified threshold;

  •
  on or after December 28, 2028, at any time after the sale price of Affymetrix common stock on any date is greater than 130% of the then-current conversion price;

  •
  during the five consecutive trading-day period in which the average of the trading prices for the notes was less than 98% of the average sale price of Affymetrix common stock multiplied by the then-applicable conversion rate;

  •
  if the 0.75% Notes have been called for redemption; or

  •
  if specified corporate transactions have occurred with respect to Affymetrix.

The conversion rate of the 0.75% Notes is subject to adjustment under certain circumstances. Conversion of any or all of the 0.75% Notes into shares of Affymetrix common stock will result in dilution to other holders of Affymetrix common stock.

        Holders of the 0.75% Notes also have the option to require Affymetrix to repurchase the 0.75% Notes for cash at their full face value plus accrued and unpaid interest on December 15, 2008, 2013, 2018, 2023, and 2028. Affymetrix has the option of redeeming all or part of the 0.75% Notes for cash at their full face value plus accrued but unpaid interest on or after December 15, 2008.

Options and Warrants

        As of June 30, 2005, there were employee and non-employee stock options outstanding to purchase 7,580,104 shares of Affymetrix common stock at prices ranging from $0.26 to $133.50 per share. As of June 30, 2005, there were no warrants outstanding to purchase shares of Affymetrix common stock. Conversion of any or all of these options into shares of Affymetrix common stock will result in dilution to other holders of Affymetrix common stock.

Anti-Takeover Effects of Affymetrix' Certificate and Bylaws and Delaware Law

        Some provisions of Delaware law and Affymetrix' certificate of incorporation and bylaws could make the following more difficult:

  •
  acquisition of Affymetrix by means of a tender offer;

  •
  acquisition of Affymetrix by means of a proxy contest or otherwise; or

  •
  removal of Affymetrix' incumbent officers and directors.

These provisions, which are summarized below, are expected to discourage coercive takeover practices and inadequate takeover bids. These provisions are also designed to encourage persons seeking to acquire control of Affymetrix to first negotiate with Affymetrix' board of directors. Affymetrix believes that the benefits of increased protection of its potential ability to negotiate with the proponent of an unfriendly or unsolicited proposal to acquire or restructure Affymetrix outweigh the disadvantages of discouraging such proposals because negotiation of such proposals could result in an improvement of their terms.

        Special Meetings of Stockholders.    Under Affymetrix' bylaws, only the board of directors, the chairman of the board or the president may call special meetings of stockholders.

        Requirements for Advance Notification of Stockholder Nominations and Proposals.    Affymetrix' bylaws establish advance notice procedures with respect to stockholder proposals and the nomination of candidates for election as directors, other than nominations made pursuant to the notice given by Affymetrix with respect to such meeting or nominations made by or at the direction of the board of directors.

        Delaware Anti-Takeover Law.    Affymetrix is subject to Section 203 of the Delaware General Corporation Law, an anti-takeover law. In general, Section 203 prohibits a publicly held Delaware corporation from engaging in a "business combination" with an "interested stockholder" for a period of three years following the date the person became an interested stockholder, unless the "business combination" or the transaction in which the person became an interested stockholder is approved in a prescribed manner. Generally, a "business combination" includes a merger, asset or stock sale, or other transaction resulting in a financial benefit to the interested stockholder. Generally, an "interested stockholder" is a person who, together with affiliates and associates, owns or within three years prior to the determination of interested stockholder status, did own, 15% or more of a corporation's voting stock. The existence of this provision may have an anti-takeover effect with respect to transactions not approved in advance by the board of directors, including discouraging attempts that might result in a premium over the market price for shares of Affymetrix common stock.

        Elimination of Stockholder Action by Written Consent.    Affymetrix' certificate of incorporation eliminates the right of stockholders to act by written consent without a meeting.

        Elimination of Cumulative Voting.    Affymetrix' certificate of incorporation and bylaws do not provide for cumulative voting in the election of directors. Cumulative voting provides for a minority stockholder to vote a portion or all of its shares for one or more candidates for seats on the board of directors. Without cumulative voting, a minority stockholder will not be able to gain as many seats on Affymetrix' board of directors based on the number of shares of Affymetrix stock that such stockholder holds than if cumulative voting were permitted. The elimination of cumulative voting makes it more difficult for a minority stockholder to gain a seat on Affymetrix' board of directors to influence the board of directors' decision regarding a takeover.

        Undesignated Preferred Stock.    The authorization of undesignated preferred stock makes it possible for the board of directors to issue preferred stock with voting or other rights or preferences that could impede the success of any attempt to change control of Affymetrix. These and other provisions may have the effect of deferring hostile takeovers or delaying changes in control or management of Affymetrix.

Transfer Agent and Registrar

        American Stock Transfer and Trust Company serves as the transfer agent and registrar of Affymetrix common stock.

COMPARISON OF SHAREHOLDER RIGHTS

        In connection with the merger, ParAllele shareholders will be exchanging shares of ParAllele, a California corporation, for shares of Affymetrix, a Delaware corporation. California law and Delaware law differ in many respects. It is not practical to summarize all of the differences that could materially affect the rights of ParAllele shareholders as holders of shares of Affymetrix common stock following the merger. However, the significant differences between the corporation laws of California and Delaware include the following:

Size of Board of Directors

        Under California law, although changes in the number of directors must in general be approved by the shareholders, the board of directors may fix the exact number of directors within a stated range set forth in the articles of incorporation or bylaws, if the stated range has been approved by the shareholders. ParAllele's articles of incorporation fix its number of directors at eight, and ParAllele's current board has eight members.

        Delaware law permits the board of directors to change the authorized number of directors by amendment to the bylaws or in the manner provided in the bylaws unless the number of directors is fixed in the certificate of incorporation, in which case a change in the number of directors may be made only by amendment to the certificate of incorporation. Affymetrix' certificate of incorporation does not currently fix or restrict the number of directors. Affymetrix' bylaws provide that the number of directors shall be not less than six nor more than eleven, with the exact number of directors to be determined from time to time by the board. Affymetrix' board of directors currently consists of eight members.

Cumulative Voting

        California Law provides that any shareholder is entitled to cumulate his or her votes in the election of directors upon proper notice of his or her intention to do so, except that a "listed" corporation may eliminate cumulative voting with shareholder approval. ParAllele's articles of incorporation and bylaws do not eliminate cumulative voting with respect to the election of directors.

        Under Delaware law, cumulative voting in the election of directors is not mandatory, and for cumulative voting to be effective it must be expressly provided for in the certificate of incorporation. In an election of directors under cumulative voting, each share of stock normally having one vote is entitled to a number of votes equal to the number of directors to be elected. A shareholder may then cast all such votes for a single candidate or may allocate them among as many candidates as the shareholder may choose. Without cumulative voting, the holders of a majority of the shares present at an annual meeting would have the power to elect all the directors to be elected at that meeting, and no person could be elected without the support of holders of a majority of the shares. Affymetrix' certificate of incorporation and bylaws do not provide for cumulative voting.

Removal of Directors

        Under California law, any director or the entire board of directors may be removed, with or without cause, with the approval of a majority of the outstanding shares entitled to vote; however, no directors may be removed (unless the entire board is removed) if the number of votes cast against the removal would be sufficient to elect the director under cumulative voting. ParAllele's articles of incorporation and bylaws have neither eliminated cumulative voting nor provided for a classified board of directors.

        Under Delaware law, a director of a corporation that does not have a classified board of directors or cumulative voting may be removed without cause by a majority shareholder vote. In the case of a

Delaware corporation having cumulative voting, if less than the entire board is to be removed, a director may not be removed unless the shares voted against such removal would not be sufficient to elect the director under cumulative voting. A director of a corporation with a classified board of directors can be removed only for cause unless the certificate of incorporation otherwise provides. Affymetrix' certificate of incorporation and bylaws do not provide for cumulative voting or a classified board.

Loans to Officers and Employees

        Under California law, any loan or guaranty to or for the benefit of a director or officer of the corporation or any of its subsidiaries requires approval of the shareholders unless such loan or guaranty is provided under a plan approved by shareholders owning a majority of the outstanding shares of the corporation. In addition, under California law, shareholders of any corporation with 100 or more shareholders of record may approve a bylaw authorizing the board of directors alone to approve a loan or guaranty to or on behalf of an officer (whether or not a director) if the board determines that such a loan or guaranty may reasonably be expected to benefit the corporation. ParAllele's bylaws authorize the board of directors alone to approve such loans or guaranties provided that (i) the board of directors determines that such a loan or guaranty or plan may reasonably be expected to benefit the corporation, (ii) the corporation has outstanding shares held of record by 100 or more persons on the date of approval, and (iii) the approval of the board of directors is by a vote sufficient without counting the vote of any interested director or directors.

        Under Delaware law, a corporation may make loans to, guarantee the obligations of, or otherwise assist its officers or other employees and those of its subsidiaries when such action, in the judgment of the directors, may reasonably be expected to benefit the corporation. Affymetrix' certificate of incorporation and bylaws do not explicitly provide for loans or guarantees to or for the benefit of its and its subsidiaries' officers and employees.

Power to Call Special Shareholders' Meeting

        Under California law, a special meeting of shareholders may be called by the board of directors, the Chairman of the Board, the President, the holders of shares entitled to cast not less than 10% of the votes at such meeting or such other persons as are authorized by the articles of incorporation or bylaws. ParAllele's bylaws provide that a special meeting of the shareholders may be called at any time by the board of directors, the Chairman of the Board, the President or by one of more shareholders holding shares in the aggregate entitled to cast not less than 10% of the votes at that meeting.

        Under Delaware law, a special meeting of shareholders may be called by the board of directors or by any other person authorized to do so in the certificate of incorporation or the bylaws. Affymetrix' bylaws provide that a special meeting of the shareholders, other than those required by statute, may be called only by the Chairman of the Board, the President or the board of directors acting pursuant to a resolution adopted by a majority of the entire board of directors. As such, stockholders do not have the right to call a special stockholder meeting of Affymetrix.

Indemnification and Limitation of Liability

        California law and Delaware law contain similar provisions and limitations on indemnification by a corporation of its officers, directors, employees and other agents. Neither Affymetrix nor ParAllele is aware of any pending legal action against the officers, directors or employees of such company which would be covered by such indemnification provisions. Both California law and Delaware law also permit a corporation to adopt a provision in its charter eliminating the liability of a director to the corporation or its shareholders for monetary damages for breach of fiduciary duty as a director, provided such liability does not arise from certain proscribed conduct (including intentional misconduct and breach of the duty of loyalty). Affymetrix' certificate of incorporation eliminates the personal liability of a director to the corporation or its shareholders for monetary damages for breach of fiduciary duty as a director, except for liability (i) for any breach of the director's duty of loyalty to the corporation or its shareholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under Section 174 of the Delaware General Corporate Law, or (iv) for any transaction from which the director derived an improper personal benefit. Such limitation of liability provisions also may not limit a director's liability for violation of, or otherwise relieve the company or its directors from the necessity of complying with federal or state securities laws, or affect the availability of nonmonetary remedies such as injunctive relief or rescission.

        California law does not permit the elimination of monetary liability where such liability is based on: (i) intentional misconduct or knowing and culpable violation of law; (ii) acts or omissions that a director believes to be contrary to the best interests of the corporation or its shareholders or that involve the absence of good faith on the part of the director; (iii) receipt of an improper personal benefit; (iv) acts or omissions that show reckless disregard for the director's duty to the corporation or its shareholders, where the director in the ordinary course of performing a director's duties should be aware of a risk of serious injury to the corporation or its shareholders; (v) acts or omissions that constitute an unexcused pattern of inattention that amounts to an abdication of the director's duty to the corporation and its shareholders; (vi) transactions between the corporation and a director who has a material financial interest in such transaction; or (vii) liability for improper distributions, loans or guarantees. ParAllele's articles of incorporation eliminate the liability of the directors for monetary damages to the fullest extent permissible under California law.

Inspection of Shareholders' List

        Both California law and Delaware law allow any shareholder to inspect the shareholders' list for a purpose reasonably related to such person's interest as a shareholder. California law provides, in addition, an absolute right to inspect and copy the corporation's shareholders' list by a person or persons holding 5% or more of a corporation's voting shares, or any shareholder or shareholders holding 1% or more of such shares who has filed a Schedule 14B with the SEC relating to the election of directors. Delaware law does not provide for any such absolute right of inspection. Delaware law also provides for inspection rights as to a list of stockholders entitled to vote at a meeting within a ten day period preceding a stockholders' meeting for any purpose germane to the meeting. However, Delaware law contains no provisions comparable to the absolute right of inspection provided by California law to certain shareholders. ParAllele's and Affymetrix' bylaws contain provisions that confirm but that do not extend the rights granted to their shareholders in accordance with California law and Delaware law, respectively.

Dividends and Repurchases of Shares

        California law dispenses with the concepts of par value of shares as well as statutory definitions of capital, surplus and the like. Under California law, a corporation may not make any distribution (including dividends, whether in cash or other property, and repurchases of its shares) unless either the corporation's retained earnings immediately prior to the proposed distribution equal or exceed the amount of the proposed distribution or, immediately after giving effect to such distribution, the corporation's assets (exclusive of good will, capitalized research and development expenses and deferred charges) would be at least equal to 125% of its liabilities (not including deferred taxes, deferred income and other deferred credits), and the corporation's current assets, as defined, would be at least equal to its current liabilities (or 125% of its current liabilities if the average pre-tax and pre-interest earnings for the preceding two fiscal years were less than the average interest expenses for such year). Such tests are applied to California corporations on a consolidated basis. Under California law, there are certain exceptions to the foregoing rules for repurchases of shares in connection with certain rescission actions or pursuant to certain employee stock plans.

        Delaware law recognizes the concepts of par value, capital and surplus. Delaware law permits a corporation, unless otherwise restricted by its certificate of incorporation, to declare and pay dividends out of its surplus or, if there is no surplus, out of net profits for the fiscal year in which the dividend is declared and/or for the preceding fiscal year, as long as the amount of capital of the corporation is not less than the aggregate amount of the capital represented by the issued and outstanding stock of all classes having a preference upon the distribution of assets. Affymetrix' certificate of incorporation does not provide for any such restriction on the ability to declare and pay dividends. In addition, Delaware law generally provides that a corporation may redeem or repurchase its shares only if such redemption or repurchase would not impair the capital of the corporation. The ability of a Delaware corporation to pay dividends on, or to make repurchases or redemptions of, its shares is dependent on the financial status of the corporation standing alone and not on a consolidated basis. In determining the amount of surplus of a Delaware corporation, the assets of the corporation, including stock of subsidiaries owned by the corporation, must be valued at their fair market value as determined by the board of directors, regardless of their historical book value.

        The holders of shares of ParAllele's Series A preferred stock are entitled to receive non-cumulative dividends at a rate per share per annum of $0.093 (as adjusted for stock dividends, stock splits, combination of shares, reorganization, recapitalization, reclassification, or other similar event), when and as declared by the board of directors. The holders of shares of ParAllele's Series B preferred stock are entitled to receive non-cumulative dividends at a rate per share per annum of $0.185 (as adjusted for stock dividends, stock splits, combination of shares, reorganization, recapitalization, reclassification, or other similar event), when and as declared by the board of directors. Dividends may be paid on the shares of ParAllele common stock as and when declared by the board of directors, subject to the prior dividend rights of the preferred stock.

        To date, Affymetrix has not paid cash dividends on its capital stock. It is the current policy of the board of directors to retain earnings for use in the business, and Affymetrix therefore does not anticipate paying cash dividends on its common stock in the foreseeable future.

Shareholder Approval of Mergers and Other Business Combinations

        Both California and Delaware law generally require that a majority of the shareholders of both acquiring and target corporations approve statutory mergers.

        California law contains an exception to its voting requirements for reorganizations where shareholders or the corporation itself, or both, immediately prior to the reorganization will own immediately after the reorganization equity securities constituting more than 83.3% (or five-sixths) of the voting power of the surviving or acquiring corporation or its parent entity. California law also provides that, except in certain circumstances, when a tender offer or a proposal for a reorganization or for a sale of assets is made by an interested party (generally, a controlling or managing party of the target corporation), an affirmative opinion in writing as to the fairness of the consideration to be paid to the shareholders must be delivered to shareholders. This fairness opinion requirement does not apply to a corporation which does not have shares held of record by at least 100 persons, or to a transaction which has been qualified under California state securities laws. Furthermore, if a tender of shares or vote is sought pursuant to an interested party's proposal and a later proposal is made by another party at least ten days prior to the date of acceptance of the interested party proposal, the shareholders must be informed of the later offer and be afforded a reasonable opportunity to withdraw any vote, consent or proxy, or to withdraw any tendered shares. Delaware law has no comparable provision.

        Delaware law does not require a stockholder vote of the surviving corporation in a merger (unless the corporation provides otherwise in its certificate of incorporation) if: (i) the merger agreement does not amend the existing certificate of incorporation; (ii) each share of stock of the surviving corporation outstanding immediately before the effective date of the merger is an identical outstanding share after the merger and; (iii) either no shares of common stock of the surviving corporation and no shares, securities or obligations convertible into such stock are to be issued or delivered under the plan of merger, or the authorized unissued shares or shares of common stock of the surviving corporation to be issued or delivered under the plan of merger plus those initially issuable upon conversion of any other shares, securities or obligations to be issued or delivered under such plan do not exceed 20% of the shares of common stock of such constituent corporation outstanding immediately prior to the effective date of the merger.

        Under both California and Delaware law, with certain exceptions, any merger or sale of all or substantially all of the assets must be approved by a majority of the outstanding shares entitled to vote of the corporation transferring such assets. With certain exceptions, California law also requires that mergers, reorganizations, certain sales of assets and similar transactions be approved by a majority vote of each class of shares outstanding. By contrast, Delaware law generally does not require class voting, except in certain transactions involving an amendment to the certificate of incorporation which adversely affects a specific class or series of shares. California law also requires that holders of non-redeemable common stock receive non-redeemable common stock in a merger of the corporation with the holder of more than 50% but less than 90% of such common stock or its affiliate unless all of the holders of such common stock consent to the transaction. This provision of California law may have the effect of making a "cash-out" merger by a majority shareholder more difficult to accomplish. Delaware law has no comparable provision. ParAllele's articles of incorporation provide that as long as any of the preferred stock is issued and outstanding, a merger or sale of all or substantially all of the assets requires the approval (by vote or written consent as provided by law) of the holders of more than 50% of the outstanding shares of the Series A preferred stock and the Series B preferred stock, voting together as a single class on an as-converted basis.

Amendment of the Articles or Certificate of Incorporation

        Under California law, an amendment to the articles of incorporation requires the approval of the corporation's board of directors and a majority of the outstanding shares entitled to vote, either before or after the board approval, although certain minor amendments may be adopted by the board alone such as amendments causing stock splits (including an increase in the authorized number of shares in proportion thereto) and amendments changing names and addresses given in the articles.

        ParAllele's articles of incorporation provide that so long as any of the preferred stock is issued and outstanding, ParAllele will not amend any provision of the articles of incorporation if such action would adversely alter the rights, preferences, privileges or restrictions of the preferred stock or any series thereof without first obtaining the approval (by vote or written consent as provided by law) of the holders of more than 50% of the outstanding shares of Series A preferred stock and Series B preferred stock, voting together as a single class on an as-converted basis. In addition, ParAllele's articles of incorporation provide that so long as 2,000,000 shares of Series B preferred stock remain outstanding (as adjusted for stock dividends, stock splits, combination of shares, reorganization, recapitalization, reclassification, or other similar event), ParAllele may not amend any provision of the articles of incorporation if such action would adversely alter the rights, preferences, privileges or restrictions of the Series B preferred stock, with certain exceptions, without first obtaining the approval (by vote or written consent as provided by law) of the holders of more than 65% of the outstanding shares of Series B preferred stock.

        Under Delaware law, an amendment to the certificate of incorporation requires the approval of the corporation's board of directors and a majority of the outstanding shares. Affymetrix' certificate of incorporation reserves the right of Affymetrix to amend or repeal any provision of the certificate in the manner prescribed by Delaware law.

Amendment of Bylaws

        Under California law, a corporation's bylaws may be adopted, amended or repealed by either the board of directors or the shareholders of the corporation. ParAllele's bylaws permit amendment or repeal by the vote or written consent of holders of a majority of either the holders of a majority of the outstanding shares entitled to vote or the board of directors, except that the number of ParAllele's directors may be changed only by an amendment to the articles of incorporation or an amendment to the bylaws adopted by a majority of the outstanding shares entitled to vote.

        Under Delaware law, after a corporation has received any payment for any of its stock, the power to adopt, amend or repeal bylaws is entirely with the shareholders of the corporation. However, a corporation may, in its certificate of incorporation, confer the power to adopt, amend or repeal bylaws upon the directors of the corporation. Affymetrix' certificate of incorporation expressly empowers Affymetrix' board of directors to adopt, amend or repeal the corporation's bylaws. The shareholders also have the power to adopt, amend or repeal the corporation's bylaws; provided, however, that, in addition to any vote of the holders of any class or series of stock of the corporation required by law or by the certificate of incorporation, the affirmative vote of the holders of at least a majority of the voting power of all of the outstanding shares of capital stock entitled to vote generally in the election of directors, voting together as a single class, will be required.

Shareholder Consent in Lieu of Meeting

        Under California law, unless otherwise provided in the articles of incorporation, any action required to be taken or which may be taken at an annual or special meeting of shareholders may be taken without a meeting if a consent in writing is signed by the holders of outstanding shares having not less than the minimum number of votes that would be necessary to authorize such action at a meeting at which all shares entitled to vote were present and voted. If consent is sought for less than the shareholders entitled to vote, notice, as required under California law, shall be given. ParAllele's bylaws provide for action by written consent of its shareholders consistent with California law and require that, with respect to the election of directors, a written consent shall be effective only if signed by the holders of all of the outstanding shares entitled to vote for the election of directors.

        Under Delaware law, unless otherwise provided in the certificate of incorporation, any action to be taken at an annual or special meeting of shareholders may be taken without a meeting, without prior notice and without a vote if a written consent to the action shall be signed by the holders of outstanding stock having not less than the minimum number of votes that would be necessary to authorize such action at a meeting at which all shares entitled to vote were present and voted. Additionally, unless the certificate of incorporation provides otherwise, shareholders may act by written consent to elect directors; provided, however, that, if such consent is less than unanimous, such action by written consent may be held in lieu of an annual meeting only if all of the directorships to which directors could be elected at an annual meeting are vacant and are filled by such action. Affymetrix' certificate of incorporation requires that any action required or permitted to be taken by the shareholders must be effected at a duly called annual or special meeting of shareholders and may not be effected by written consent.

Dissenters' Rights

        Under California and Delaware law, a shareholder of a corporation participating in certain major corporate transactions may, under varying circumstances, be entitled to dissenters' rights pursuant to which such shareholder may receive cash in the amount of the fair market value of the shares held by such shareholder (as determined by a court or by agreement of the corporation and the shareholder) in lieu of the consideration such shareholder would otherwise receive in the transaction.

        Under California law, shareholders of a California corporation whose shares are listed on a national securities exchange or on a list of over-the-counter margin stocks issued by the Board of Governors of the Federal Reserve System generally do not have dissenters' rights unless the holders of at least 5% of the class of outstanding shares claim the right. Additionally, dissenters' rights are unavailable if the shareholders of a corporation or the corporation itself, or both, immediately prior to a reorganization will own (immediately after the reorganization) more than five-sixths of the voting power of the surviving or acquiring corporation or its parent. Under California law, a shareholder attempting to assert dissenters' rights must hold capital stock that satisfies each of the following requirements: (i) the shares must have been outstanding on the company's record date; (ii) the shares must not have been voted in favor of the merger; (iii) the holder of such shares must make a written demand that the company repurchase such shares of capital stock at fair market value; and (iv) the holder of such shares must submit certificates for endorsement. A vote by proxy or in person against the merger does not in and of itself constitute a demand for appraisal under California law. California law generally affords dissenters' rights in reorganizations that are structured as sales of assets.

        The limitations on the availability of dissenters' rights under Delaware law are different from those under California law. Under Delaware law, dissenters' rights are not available to (i) shareholders with respect to a merger or consolidation by a corporation the shares of which are either listed on a national securities exchange or designated as a national market system security on an inter-dealer quotation system by the National Association of Securities Dealers, Inc. or are held of record by more than 2,000 holders if such shareholders receive only shares of the surviving corporation or shares of any other corporation which are either listed on a national securities exchange or designated as a national market system security on an inter-dealer quotation system by the National Association of Securities Dealers, Inc. or are held of record by more than 2,000 holders; or (ii) shareholders of a corporation surviving a merger if no vote of the shareholders of the surviving corporation is required to approve the merger because, among other things, the number of shares to be issued in the merger does not exceed 20% of the shares of the surviving corporation outstanding immediately prior to the merger and if certain other conditions are met. Delaware law also does not provide shareholders of a corporation with dissenters' rights when the corporation acquires another business through the issuance of its stock (a) in exchange for the assets of the business to be acquired; (b) in exchange for the outstanding stock of the corporation to be acquired; or (c) in a merger of the corporation to be acquired with a subsidiary of the acquiring corporation. California law, by contrast, treats these kinds of acquisitions in the same manner as a direct merger of the acquiring corporation with the corporation to be acquired.

Dissolution

        Under California law, shareholders holding 50% or more of the voting power of a corporation may authorize its dissolution, with or without the approval of the corporation's board of directors. California law provides that this right may not be modified by the articles of incorporation. ParAllele's articles of incorporation do not contain any provisions that contradict these provisions of California law.

        Under Delaware law, a dissolution must be approved by shareholders holding 100% of the total voting power of the corporation or the dissolution must be initiated by the board of directors and approved by a simple majority of the shareholders of the corporation. In the event of such a board-initiated dissolution, Delaware law allows a Delaware corporation to include in its certificate of incorporation a supermajority voting requirement in connection with dissolutions. Affymetrix' certificate of incorporation contain no such supermajority voting requirement. As a result, a majority of the shares voting at a meeting at which a quorum is present would be sufficient to approve a dissolution of Affymetrix that had previously been approved by its board of directors.

Anti-Takeover Legislation

        Section 203 of the Delaware General Corporation Law makes it more difficult to effect certain transactions between a corporation and a person or group that owns 15% or more of the corporation's outstanding voting stock (including any rights to acquire stock pursuant to an option, warrant, agreement, arrangement or understanding, or upon the exercise of conversion or exchange rights, and stock with respect to which the person has voting rights only), or is an affiliate or associate of the corporation and was the owner of 15% or more of such voting stock, referred to as a 15% shareholder, at any time within the previous three years (excluding persons who became 15% shareholders by action of the corporation alone). For a period of three years following the date that a shareholder became a holder of 15% or more of the corporation's outstanding voting stock, the following types of transactions between the corporation and the 15% shareholder are prohibited (unless certain conditions, described below, are met): (i) mergers or consolidations; (ii) sales, leases, exchanges or other transfers of 10% or more of the aggregate assets of the corporation; (iii) issuances or transfers by the corporation of any stock of the corporation which would have the effect of increasing the 15% shareholder's proportionate share of the stock of any class or series of the corporation; (iv) receipt by the 15% shareholder of the benefit (except proportionately as a shareholder) of loans, advances, guarantees, pledges or other financial benefits provided by the corporation; and (v) any other transaction which has the effect of increasing the proportionate share of the stock of any class or series of the corporation which is owned by the 15% shareholder. The three-year ban does not apply if either the proposed transactions or the transaction by which the 15% shareholder became a 15% shareholder is approved by the board of directors of the corporation prior to the date such shareholder became a 15% shareholder. Additionally, a 15% shareholder may avoid the statutory restriction if upon the consummation of the transaction whereby such shareholder became a 15% shareholder, the shareholder owns at least 85% of the outstanding voting stock of the corporation without regard to those shares owned by the corporation's officers and directors or certain employee stock plans. Business combinations are also permitted within the three-year period if approved by the board of directors and, at an annual or special meeting, by the holders of 66 2/3% of the voting stock not owned by the 15% shareholder.

        A corporation may, at its option, exclude itself from the coverage of Section 203 by providing in its certificate of incorporation or bylaws at any time that it is exempt from Section 203, provided that a certificate or bylaws amendment cannot become effective for twelve months after such amendment is adopted. In addition, any transaction is exempt from the statutory ban if it is proposed at a time when the corporation has proposed, and a majority of certain continuing directors of the corporation have approved, a transaction with a party who is not a 15% shareholder of the corporation (or who became such with board approval) if the proposed transaction involves (i) certain mergers or consolidations involving the corporation; (ii) a sale or other transfer of over 50% of the aggregate assets of the corporation; or (iii) a tender or exchange offer for 50% or more of the outstanding voting stock of the corporation. Affymetrix' certificate of incorporation and bylaws do not exempt the corporation from the coverage of Section 203. The application of Section 203 to Affymetrix confers upon the board of directors the power to reject a proposed business combination in certain circumstances, even though a potential acquiror may be offering a substantial premium for Affymetrix' shares over the then-current market price.

Interested Director Transactions

        Under both California and Delaware law, certain contracts or transactions in which one or more of a corporation's directors has an interest are not void or voidable because of such interest provided that certain conditions, such as obtaining the required approval and fulfilling the requirements of good faith and full disclosure, are met. With certain exceptions, the conditions are similar under California and Delaware law. Under both California and Delaware law, (i) either the shareholders or the board of directors must approve any such contract or transaction after full disclosure of the material facts, and, in the case of board of director approval, the contract or transaction must also be "just and reasonable" (in California) or "fair" (in Delaware) to the corporation or (ii) the contract or transaction must have been just and reasonable or fair as to the corporation at the time it was approved. In the latter case, California law explicitly places the burden of proof on the interested director. Under California law, if shareholder approval is sought, the interested director is not entitled to vote his or her shares at a shareholder meeting with respect to any action regarding such contract or transaction. If the approval of the board of directors is sought, the contract or transaction must be approved by a majority vote of a quorum of the directors, without counting the vote of any interested directors (except that interested directors may be counted for purposes of establishing a quorum).

Shareholder Derivative Suits

        California law provides that a shareholder bringing a derivative action on behalf of a corporation need not have been a shareholder at the time of the transaction in question, provided that certain tests are met. Under Delaware law, a shareholder may only bring a derivative action on behalf of the corporation if the shareholder was a shareholder of the corporation at the time of the transaction in question or his or her stock thereafter devolved upon him or her by operation of law. California law also provides that the corporation or the defendant in a derivative suit may make a motion to the court for an order requiring the plaintiff shareholder to furnish a security bond. Delaware law does not have a similar bonding requirement.

Fair Price Provisions

        There are no "fair price" or similar provisions in either ParAllele's or Affymetrix' articles or certificate of incorporation or bylaws.

Shareholder Rights Plan

        Under Delaware Law, every corporation may create and issue rights entitling the holders of the rights to purchase from the corporation shares of its capital stock of any class or classes, subject to any provisions in its certificate of incorporation. The price and terms of the shares must be stated in the certificate of incorporation or in a resolution adopted by the board of directors for the creation or issuance of the rights.

        Affymetrix has entered into a shareholder rights agreement. As with most shareholder rights agreements, the terms of the rights agreement are complex and not easily summarized. This summary may not contain all of the information that is important to you. You should thus carefully read the rights agreement, which is incorporated by reference into this registration statement, in its entirety.

        Affymetrix has a shareholder rights plan under which each holder of common stock has one preferred share purchase right for each share of common stock held, and each holder of shares of Series AA preferred stock has a number of rights equal to the number of shares of common stock into which such shares of Series AA preferred stock were convertible on October 27, 1998, the record date. (Although there were shares of Affymetrix' Series AA preferred stock outstanding as of the date on which Affymetrix entered into its shareholder rights plan, there are currently no such shares outstanding, and the remainder of this discussion is accordingly limited to the rights associated with shares of Affymetrix common stock.) Each right entitles the registered holder to purchase from Affymetrix one one-thousandth of a share of Affymetrix' Series B Junior Participating Stock, par value $0.01 per share, at a purchase price of $125.00. The rights are subject to adjustment to prevent dilution of the interests represented by each right. The description and terms of the rights are set forth in the Rights Agreement dated as of October 15, 1998, by and between Affymetrix and American Stock Transfer & Trust Company, as rights agent.

        The Affymetrix rights are attached to all Affymetrix common stock certificates outstanding as of the record date, and no separate certificates representing them have been distributed. The rights will separate from the Affymetrix common stock and be represented by separate certificates upon the earlier of:

  •
  10 days following the date of any public announcement that a person or group of affiliated or associated persons, but excluding particular persons and entities, such as Affymetrix, has acquired, or obtained the right to acquire, beneficial ownership of 15% or more of the outstanding Affymetrix shares of common stock, or

  •
  10 business days following the commencement of a tender offer or exchange offer that would result in a person or group beneficially owning 15% or more of the outstanding Affymetrix shares of common stock.

        Until the Affymetrix rights separate from the shares of Affymetrix common stock to which they are attached, or an earlier date on which these rights are redeemed, exchanged or expire:

  •
  the rights will be evidenced by the common stock certificates and will be transferred only with them,

  •
  all new common stock certificates issued after October 27, 1998, will contain a notation incorporating the terms of the Rights Agreement by reference, and

  •
  the surrender for transfer of any certificates for shares of common stock outstanding will also constitute the transfer of the rights associated with the shares of common stock represented by the certificates.

        As soon as practicable after the date on which the rights separate from the shares of common stock, rights certificates will be mailed to holders of record of shares of common stock as of the close of business on that date. After that time, the separate rights certificates alone will represent the rights. Only shares of common stock issued prior to the date when the rights separate from the shares of common stock will be issued with rights. The rights are not exercisable until their separation from the shares of common stock and will expire at the close of business on October 15, 2008, unless the Affymetrix board redeems them earlier, as described below.

        If a third party acquires 15% of more of the outstanding shares of Affymetrix common stock, as described above, thus triggering a separation of the rights from the common stock, each holder of a right, other than rights beneficially owned by the acquiring person (which will thereupon become void), will thereafter have the right to receive, upon exercise and payment of the exercise price, shares of Affymetrix common stock or, in some circumstances, cash, property or other securities of Affymetrix, having a value equal to two times the exercise price. Alternatively, if the rights separate from the common stock and become exercisable, Affymetrix may provide that each right shall be exchanged for one Affymetrix common share without other payment of the exercise price, provided that the Affymetrix board of directors may not effect the exchange at any time after any person, other than Affymetrix or specified other related parties, together with all affiliates and associates of this person, beneficially owns 50% or more of the shares of Affymetrix common stock then outstanding.

        If, at any time after a third party acquires, or obtains the right to acquire beneficial ownership of, 15% or more of the outstanding shares of Affymetrix common stock, as described above,

  •
  Affymetrix consolidates with or merges into any other entity,

  •
  an entity merges with and into Affymetrix and Affymetrix is the continuing or surviving corporation of such merger and, in connection with such merger, all of part of the shares of common stock will be changed into or exchanged for stock or other securities of any other entity (or of Affymetrix) or cash or any other property, or

  •
  50% or more of the assets or earning power of Affymetrix and its subsidiaries (taken as a whole) is sold or transferred,

each holder of an Affymetrix right, except as set forth below, shall thereafter have the right to receive, upon exercise and payment of the exercise price, shares of common stock of the acquirer having a value equal to twice the exercise price.

        Any rights that are or were owned by an acquirer of beneficial ownership of 15% or more of the outstanding Affymetrix shares of common stock will be null and void.

        At any time prior to the earlier of the date upon which a third party acquires, or obtains the right to acquire beneficial ownership of, 15% of the outstanding shares of Affymetrix common stock, or October 15, 2008, the Affymetrix board of directors may redeem the rights in whole, but not in part, at a redemption price of $0.01 per right payable, at the option of Affymetrix, in cash, share of common stock or such other form of consideration as the board of directors will determine. Immediately upon the board of directors' ordering the redemption of the rights, the rights will terminate and the holders of the rights will be entitled to receive only this redemption price.

        Affymetrix may amend any provision of the Rights Agreement without approval of the holders of the rights prior to the date upon which a third party acquires, or obtains the right to acquire beneficial ownership of, 15% of the outstanding shares of Affymetrix common stock. After this date, the board may not amend the Rights Agreement in any manner that would adversely affect the interests of the holders of the rights (with the exclusion of the third party).

        Until a right is exercised, a holder of rights will have no rights as an Affymetrix shareholder, including the right to vote and to receive dividends, beyond its rights as an existing shareholder.

        The Affymetrix rights may have anti-takeover effects. The rights will cause substantial dilution to a person or group that attempts to acquire more than 15% of the outstanding Affymetrix shares of common stock without conditioning the offer on a substantial number of rights being acquired. Accordingly, the existence of the rights may deter acquirers from making takeover proposals or tender offers. The rights are not intended to prevent a takeover, but are designed to enhance the ability of Affymetrix' board to negotiate with an acquirer on behalf of all the shareholders. The rights should also not interfere with any merger or other business combination approved by the Affymetrix board of directors and the Affymetrix shareholders because the board of directors may redeem the rights.

LEGAL MATTERS

        Davis Polk & Wardwell, counsel to Affymetrix, will pass on the validity of the Affymetrix common shares to be issued to ParAllele shareholders in the merger. In the event that the merger is structured as a tax-free reorganization, it is a condition to the completion of the merger that Affymetrix and ParAllele receive opinions from Davis Polk & Wardwell and Wilson Sonsini Goodrich & Rosati, Professional Corporation, counsel to ParAllele, respectively, to the effect that, among other things, the merger will be a reorganization for federal income tax purposes. See the sections of this proxy statement/prospectus entitled "The Merger and Related Transactions—The Merger Agreement—Conditions to the Merger" beginning on page 75 and "The Merger and Related Transactions—Material U.S. Federal Income Tax Consequences" beginning on page 53.

EXPERTS

        Ernst & Young LLP, independent registered public accounting firm, has audited our consolidated financial statements and schedule at December 31, 2004 and 2003, and for each of the three years in the period ended December 31, 2004, as set forth in their report. We've included our consolidated financial statements and schedule in the prospectus and elsewhere in the registration statement in reliance on Ernst & Young LLP's report, given on their authority as experts in accounting and auditing.

        Ernst & Young LLP, independent registered public accounting firm, has audited the statements of operations, shareholders' deficit and cash flows of ParAllele BioScience, Inc. for the year ended December 31, 2002, as set forth in their report. We've included these financial statements in the prospectus and elsewhere in the registration statement in reliance on Ernst & Young LLP's report, given on their authority as experts in accounting and auditing.

        The financial statements of ParAllele Bioscience, Inc., as of December 31, 2004 and 2003 and for each of the two years in the period ended December 31, 2004, included in this proxy statement/prospectus have been so included in reliance on the report (which contains an explanatory paragraph relating to ParAllele's ability to continue as a going concern as described in Note 2 to the financial statements for the year ended December 31, 2004) of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

WHERE YOU CAN FIND MORE INFORMATION

        Affymetrix files annual, quarterly and special reports, proxy statements and other information with the SEC under the Exchange Act. You may read and copy this information at the SEC's Public Reference Room, 450 Fifth St., N.W., Suite 1024, Washington, D.C. 20549. You may also obtain copies of this information by mail from the Public Reference Section of the SEC, 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549, at prescribed rates. The SEC also maintains an Internet website that has reports, proxy statements and other information about issuers such as Affymetrix that make electronic filings with the SEC. The address of that site is http://www.sec.gov.

        Affymetrix has filed a registration statement on Form S-4 to register with the SEC the Affymetrix common shares to be issued to ParAllele shareholders in the merger. This proxy statement/prospectus is a part of that registration statement and constitutes a prospectus of Affymetrix in addition to being a proxy statement of ParAllele for ParAllele's special meeting of shareholders. This proxy statement/prospectus does not contain all the information that you can find in the registration statement or the exhibits to that statement. For further information with respect to Affymetrix, reference is made to the registration statement and its exhibits and schedules. A copy of the registration statement may be inspected without charge at the offices of the SEC Public Reference Section at the addresses noted above.

        Affymetrix has supplied all information contained in this proxy statement/prospectus relating to Affymetrix, and ParAllele has supplied all information relating to ParAllele.

        ParAllele shareholders may obtain documents relating to Affymetrix by requesting them in writing or by telephone from Affymetrix at the following address:

Affymetrix, Inc.
3380 Central Expressway
Santa Clara, California 95051
Attention: Investor Relations
Tel: (408) 731-5000

        If you would like to request documents from Affymetrix, please do so by October 14, 2005 to receive them before the ParAllele special meeting. We will send the documents by first-class mail within one business day of receiving your request.

        You can also get more information by visiting Affymetrix' web site at www.affymetrix.com and ParAllele's website at www.parallelebio.com. The information on these websites is not a part of this proxy statement/prospectus and should not be relied upon in determining how to vote on the ParAllele merger proposal.

        You should rely only on the information contained in this proxy statement/prospectus to vote on the ParAllele merger proposal. We have not authorized anyone to provide you with information that is different from what is contained in this document. This proxy statement/prospectus is dated October 10, 2005. You should not assume that the information in it is accurate as of any date other than that date, and neither its mailing to shareholders nor the issuance of Affymetrix common shares in the merger shall create any implication to the contrary.

AFFYMETRIX, INC. INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
ON CONSOLIDATED FINANCIAL STATEMENTS

To the Board of Directors and Stockholders of Affymetrix, Inc.

        We have audited the accompanying consolidated balance sheets of Affymetrix, Inc. as of December 31, 2004 and 2003, and the related consolidated statements of operations, stockholders' equity, and cash flows for each of the three years in the period ended December 31, 2004. Our audits also included the financial statement schedule listed in the Index at Item 15(a). These financial statements and schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and schedule based on our audits.

        We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

        In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Affymetrix, Inc. at December 31, 2004 and 2003, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2004, in conformity with accounting principles generally accepted in the United States. Also, in our opinion, the related financial statement schedule, when considered in relation to the basic financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

        We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of Affymetrix, Inc.'s internal control over financial reporting as of December 31, 2004, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 11, 2005 expressed an unqualified opinion thereon.

/s/ ERNST & YOUNG LLP

Palo Alto, California,
March 11, 2005

AFFYMETRIX, INC.

CONSOLIDATED BALANCE SHEETS

(In thousands, except per share amounts)

	December 31,
	2004	2003
ASSETS:
Current assets:
Cash and cash equivalents	$42,595	$275,928
Available-for-sale securities	163,120	183,955
Accounts receivable (net of allowances of $841 in 2004 and $761 in 2003)	89,441	68,440
Accounts receivable from Perlegen Sciences	3,964	2,903
Inventories	17,997	22,632
Prepaid expenses and other current assets	5,833	7,443

Total current assets	322,950	561,301
Property and equipment, net	64,179	62,611
Acquired technology rights, net	64,334	27,818
Goodwill	18,601	18,601
Notes receivable from employees	1,900	1,500
Other assets	27,807	28,333

Total assets	$499,771	$700,164

LIABILITIES AND STOCKHOLDERS' EQUITY:
Current liabilities:
Accounts payable and accrued liabilities	$61,265	$69,646
Deferred revenue—current portion	33,776	30,019
Convertible subordinated notes—short-term	—	267,460
Other current liabilities	1,698	1,398

Total current liabilities	96,739	368,523
Deferred revenue—long-term portion	29,463	43,346
Other long-term liabilities	4,382	3,240
Convertible notes	120,000	120,000
Commitments and contingencies (Note 12)
Stockholders' equity:
Convertible redeemable preferred stock, $0.01 par value; 5,000 shares authorized; no shares issued and outstanding at December 31, 2004 and 2003	—	—
Common stock, $0.01 par value; 200,000 shares authorized; 61,588 and 59,474 shares issued and outstanding at December 31, 2004 and 2003, respectively	616	595
Additional paid-in capital	407,258	370,304
Notes receivable from stockholders	—	(428)
Deferred stock compensation	(4,265)	(5,185)
Accumulated other comprehensive loss	(3,371)	(1,572)
Accumulated deficit	(151,051)	(198,659)

Total stockholders' equity	249,187	165,055

	$499,771	$700,164

See Accompanying Notes

AFFYMETRIX, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

(In thousands, except per share amounts)

	Year Ended December 31,
	2004	2003	2002
REVENUE:
Product sales	$277,256	$222,748	$201,594
Product related revenue	53,629	58,032	46,944

Total product and product related revenue	330,885	280,780	248,538
Royalties and other revenue	9,832	10,556	19,777
Revenue from Perlegen Sciences	5,245	9,460	21,559

Total revenue	345,962	300,796	289,874

COSTS AND EXPENSES:
Cost of product sales	81,700	80,158	82,597
Cost of product related revenue	9,634	9,657	5,718
Cost of revenue from Perlegen Sciences	3,611	9,460	21,000
Research and development	73,405	65,909	69,520
Selling, general and administrative	116,973	104,797	96,260
Stock-based compensation(1)	920	2,238	8,388
Amortization of purchased intangibles	—	937	1,125
Acquired in-process technology	—	10,096	—

Total costs and expenses	286,243	283,252	284,608

Income from operations	59,719	17,544	5,266
Interest income and other, net	2,317	16,662	13,535
Interest expense	(11,102)	(17,358)	(19,730)

Income (loss) before income taxes	50,934	16,848	(929)
Income tax provision	(3,326)	(2,563)	(701)

Net income (loss)	$47,608	$14,285	$(1,630)

Basic net income (loss) per common share	$0.79	$0.24	$(0.03)

Diluted net income (loss) per common share	$0.74	$0.24	$(0.03)

Shares used in computing basic net income (loss) per share	60,512	58,860	58,018

Shares used in computing diluted net income (loss) per share	66,878	60,852	58,018

(1)
Stock-based compensation related to the following:

Research and development	$720	$1,713	$5,799
Selling, general and administrative	200	525	2,589

	$920	$2,238	$8,388

See Accompanying Notes

AFFYMETRIX, INC.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

(In thousands, except share amounts)

	Common Stock			Notes Receivable from Stockholder		Accumulated Other Comprehensive Income (Loss)
			Additional Paid-in Capital		Deferred Stock Compensation		Accumulated Deficit	Total Stockholders' Equity
	Shares	Amount
Balance, December 31, 2001	58,007	$580	$349,375	$(634)	$(14,873)	$5,876	$(211,314)	$129,010
Comprehensive loss:
Unrealized loss on available-for-sale securities of $3,333, net of reclassification adjustments for gains included in net loss of $1,384	—	—	—	—	—	(4,717)	—	(4,717)
Foreign currency translation adjustment	—	—	—	—	—	(644)	—	(644)
Net loss	—	—	—	—	—	—	(1,630)	(1,630)

Comprehensive loss								(6,991)

Issuance of common stock upon exercise of stock options	497	5	4,535	—	—	—	—	4,540
Amortization of deferred stock compensation	—	—	1,605	—	6,858	—	—	8,463
Accretion of interest on notes receivable	—	—	—	(86)	—	—	—	(86)

Balance, December 31, 2002	58,504	585	355,515	(720)	(8,015)	515	(212,944)	134,936
Comprehensive income:
Unrealized loss on available-for-sale securities of $6,827, net of reclassification adjustments for gains included in net income of $6,057	—	—	—	—	—	(770)	—	(770)
Unrealized loss on hedging contracts	—	—	—	—	—	(963)	—	(963)
Foreign currency translation adjustment	—	—	—	—	—	(354)	—	(354)
Net income	—	—	—	—	—	—	14,285	14,285

Comprehensive income								12,198

Issuance of common stock upon exercise of stock options	843	9	12,487	—	—	—	—	12,496
Issuance of common stock upon exercise of stock purchase right	127	1	3,000	—	—	—	—	3,001
Cancellation of common stock	—	—	(106)	106	—	—	—	—
Repayment of notes receivable	—	—	—	344	—	—	—	344
Reduction of deferred stock compensation for terminated employee	—	—	(592)	—	592	—	—	—
Amortization of deferred stock compensation	—	—	—	—	2,238	—	—	2,238
Accretion of interest on notes receivable	—	—	—	(158)	—	—	—	(158)

Balance, December 31, 2003	59,474	595	370,304	(428)	(5,185)	(1,572)	(198,659)	165,055
Comprehensive income:
Unrealized loss on available-for-sale securities of $1,500, net of reclassification adjustments for losses included in net income of $287	—	—	—	—	—	(1,213)	—	(1,213)
Unrealized loss on hedging contracts of $1,152, net of reclassification adjustments for losses included in net income of $963	—	—	—	—	—	(189)	—	(189)
Foreign currency translation adjustment	—	—	—	—	—	(397)	—	(397)
Net income	—	—	—	—	—	—	47,608	47,608

Comprehensive income								45,809

Issuance of common stock upon exercise of stock options and warrants	2,114	21	36,220	—	—	—	—	36,241
Income tax benefit from employee stock option exercises	—	—	734	—	—	—	—	734
Repayment of notes receivable	—	—	—	454	—	—	—	454
Amortization of deferred stock compensation	—	—	—	—	920	—	—	920
Accretion of interest on notes receivable	—	—	—	(26)	—	—	—	(26)

Balance, December 31, 2004	61,588	$616	$407,258	$—	$(4,265)	$(3,371)	$(151,051)	$249,187

See Accompanying Notes

AFFYMETRIX, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In thousands)

	Year Ended December 31,
	2004	2003	2002
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income (loss)	$47,608	$14,285	$(1,630)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Depreciation and amortization	19,660	22,214	21,955
Amortization of intangible assets	6,075	4,463	3,976
Gain from repurchase of convertible notes	—	(739)	(165)
Redemption premium and related write-off of debt issuance costs	8,095	—	—
Amortization of investment premiums, net	(1,142)	2,013	2,234
Stock-based compensation	920	2,238	8,463
Write down of equity investments	2,283	938	4,774
Realized loss (gain) on the sales of investments	859	(5,603)	(5,162)
Amortization of debt offering costs	756	1,538	1,765
Accretion of interest on notes receivable	(26)	(158)	(86)
Loss on disposal of equipment	657	447	436
Changes in operating assets and liabilities:
Accounts receivable, net	(22,062)	(5,357)	(21,174)
Inventories	4,635	4,107	2,073
Prepaid expenses and other assets	(2,867)	(2,647)	(1,862)
Accounts payable and accrued liabilities	(7,535)	3,217	15,665
Deferred revenue	(10,126)	53,984	(196)
Other long-term liabilities	1,142	(5,082)	—

Net cash provided by operating activities	48,932	89,858	31,066

CASH FLOWS FROM INVESTING ACTIVITIES:
Capital expenditures	(21,885)	(12,436)	(24,409)
Purchases of available-for-sale securities	(182,876)	(447,422)	(639,588)
Proceeds from sales and maturities of available-for-sale securities	202,780	560,057	650,318
Purchase of non-marketable equity investments	(1,741)	(7,500)	(4,000)
Purchases of technology rights	(43,063)	(3,303)	(7,255)
Purchase of option to license technology	—	(3,000)	—

Net cash (used in) provided by investing activities	(46,785)	86,396	(24,934)

CASH FLOWS FROM FINANCING ACTIVITIES:
Issuance of common stock	36,241	12,497	4,540
Repayment of notes receivable from stockholders	454	344	—
Issuance of senior convertible notes	—	120,000	—
Repurchase of convertible subordinated notes	—	(100,701)	(935)
Redemption of convertible subordinated notes	(271,778)	—	—

Net cash (used in) provided by financing activities	(235,083)	32,140	3,605

Effect of foreign currency translation on cash and cash equivalents	(397)	(354)	(644)
Net (decrease) increase in cash and cash equivalents	(233,333)	208,040	9,093
Cash and cash equivalents at beginning of year	275,928	67,888	58,795

Cash and cash equivalents at end of year	$42,595	$275,928	$67,888

SUPPLEMENTAL DISCLOSURE OF NONCASH INVESTING AND FINANCING ACTIVITIES:
Acquisition of technology rights	$—	$3,000	$3,000

Issuance of common stock upon exercise of common stock purchase rights	$—	$3,000	$—

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
Cash paid for interest	$10,623	$17,346	$17,950

Cash paid for taxes	$1,127	$1,751	$119

See Accompanying Notes

AFFYMETRIX, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2004

NOTE 1—NATURE OF OPERATIONS

        Affymetrix, Inc. ("Affymetrix" or the "Company") is engaged in the development, manufacture, sale and service of systems for genetic analysis for use in the life sciences and in clinical diagnostics. Affymetrix has developed its GeneChip® system and related microarray technology as the platform of choice for acquiring, analyzing and managing complex genetic information. The Company's integrated GeneChip® platform includes: disposable DNA probe arrays (chips) consisting of gene sequences set out in an ordered, high density pattern, certain reagents for use with the probe arrays, a scanner and other instruments used to process the probe arrays, and software to analyze and manage genomic information obtained from the probe arrays. Related microarray technology also offered by Affymetrix includes instrumentation, software and licenses for fabricating, scanning, collecting and analyzing results from low density microarrays. The Company commenced the first commercial sale for research use in August 1994, with broader commercial sales beginning in April 1996. The Company currently sells its products directly to pharmaceutical, biotechnology, agrichemical, diagnostics and consumer products companies as well as academic research centers, government research laboratories, private foundation laboratories and clinical reference laboratories in North America and Europe. The Company also sells some of its products through life science supply specialists acting as authorized distributors in Mexico, India, the Middle East and Asia Pacific regions.

NOTE 2—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

BASIS OF PRESENTATION

        The consolidated financial statements include the accounts of Affymetrix and its wholly owned subsidiaries. All significant intercompany accounts and transactions have been eliminated. The Company has accounted for its ownership interest in Perlegen Sciences, Inc. ("Perlegen") using the equity method since March 30, 2001. (See Note 11).

USE OF ESTIMATES

        The preparation of the financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect amounts reported in the financial statements and accompanying notes. Actual results could differ materially from those estimates.

FOREIGN CURRENCY

        Assets and liabilities of non-U.S. subsidiaries that operate in a local currency environment are translated to U.S. dollars at exchange rates in effect at the balance sheet date, with the resulting translation adjustments directly recorded to a separate component of accumulated other comprehensive income. Income and expense accounts are translated at average exchange rates during the year. Where the U.S. dollar is the functional currency, translation adjustments are recorded in interest income and other, net. Currency transaction gains and losses are recognized in interest income and other, net and were comprised of net gains of $0.5 million, $3.6 million and $2.7 million for the fiscal years ended 2004, 2003, and 2002, respectively.

CASH EQUIVALENTS, AVAILABLE-FOR-SALE SECURITIES AND INVESTMENTS

  Marketable Securities

        The Company's investments consist of U.S. government notes and bonds; corporate notes, bonds and asset-backed securities; municipal notes and bonds; and publicly traded equity securities. The Company reports all debt securities with maturities at the date of purchase of three months or less that are readily convertible into cash and have insignificant interest rate risk as cash equivalents. Cash equivalents and available-for-sale securities consist of marketable equity and debt securities. Management determines the appropriate classification of debt securities at the time of purchase. As of December 31, 2004 and 2003, the Company's investments in debt securities are classified as available-for-sale and are carried at fair value with unrealized gains and losses reported in accumulated other comprehensive income (loss) in stockholders' equity. The cost of debt securities is adjusted for amortization of premiums and discounts to maturity. This amortization is included in interest income and other, net. Realized gains and losses, as well as interest income, on available-for-sale securities are also included in interest income and other, net. The cost of securities sold is based on the specific identification method. The fair values of securities are based on quoted market prices. All of the Company's available-for-sale securities are included in current assets as management considers the securities readily available to fund current operations. The Company monitors its investment portfolio for impairment on a periodic basis. In the event that the carrying value of an investment exceeds its fair value and the decline in value is determined to be other-than-temporary, an impairment charge is recorded and a new cost basis for the investment is established. Fair values for investments in public companies are determined using quoted market prices.

  Non-marketable Securities

        The Company also has investments in non-marketable securities issued by privately held companies. These investments are included in other assets in the Consolidated Balance Sheets and are primarily carried at cost. The Company periodically monitors the liquidity and financing activities of the respective issuers to determine if any impairment exists and accordingly write down to the extent necessary, the cost basis of our non-marketable equity securities to their estimated fair values. In order to determine whether a decline in value is other-than-temporary, the Company evaluates, among other factors: the duration and extent to which the fair value has been less than the carrying value; the financial condition of and business outlook for the company, including key operational and cash flow metrics, current market conditions; and the Company's intent and ability to retain the investment for a period of time sufficient to allow for any anticipated recovery in fair value.

ACCOUNTS RECEIVABLE

        Trade accounts receivables are recorded at net invoice value. The Company considers amounts past due based on the related terms of the invoice. The Company reviews its exposure to amounts receivable and reserve specific amounts if collectibility is no longer reasonably assured. The Company also reserves a percentage of the gross trade receivable balance (excluding any specifically reserved amounts) based on its collection history.

DERIVATIVE INSTRUMENTS

        The Company has international operations and during the normal course of business is exposed to foreign currency exchange risks as a result of transactions that are denominated in currencies other than the United States dollar. During the quarter ended March 31, 2003, the Company began entering into foreign currency forward contracts to manage a portion of the volatility of transactions that are denominated in foreign currencies. The Company's foreign currency forward contracts are entered into for periods consistent with the related underlying exposures and do not constitute positions that are independent of those exposures. In addition, the Company does not enter into foreign currency forward contracts for trading or speculative purposes, is not party to any leveraged derivative instrument, and may only enter into derivative agreements with highly rated counterparties.

        The foreign currency forward contracts used by the Company are generally short-term in nature, maturing within one year, and are accounted for as cash flow hedges. The effect of exchange rate changes on foreign currency forward contracts is expected to offset the effect of exchange rate changes on the underlying hedged items. For these contracts, unrealized gains or losses from the effective portion of the hedge is reported as a component of other comprehensive income (loss) in stockholders' equity and is reclassified using the specific identification method into earnings in the same period or periods in which the hedged transaction affects earnings, and within the same consolidated statement of operations line item. The gain or loss from the ineffective portion of the hedge in excess of the cumulative change in the present value of future cash flows of the hedged item, if any, is recognized in interest income and other, net during the period of change.

INVENTORIES

        Inventories are stated at the lower of cost or market, cost being determined on the first-in, first-out method. Provisions for slow moving, excess and obsolete inventories are provided based on demand requirements, product life cycle and development plans, component cost trends, product pricing, product expiration and quality issues.

PROPERTY AND EQUIPMENT

        Property and equipment are recorded at cost and are depreciated using the straight-line method over the estimated useful lives of the assets or the lease term, whichever is shorter. Equipment and furniture is depreciated over useful lives ranging from 3 to 7 years, company-owned buildings are depreciated over 25 years and leasehold improvements are depreciated over lease terms ranging from 5 to 15 years. Maintenance and repair costs are expensed as incurred.

GOODWILL AND ACQUIRED TECHNOLOGY RIGHTS

        Goodwill represents the difference between the purchase price and the estimated fair value of the net assets acquired arising from business combinations. In accordance with Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets" ("SFAS 142"), goodwill is subject to impairment tests annually, or earlier if indicators of potential impairment exist, using a fair-value-based approach. As of December 31, 2004 and 2003, goodwill relates to the acquisition of

Neomorphic in October 2000. Based on the impairment tests performed, there was no impairment of goodwill for any period presented.

        Acquired technology rights are carried at cost less accumulated amortization and are comprised of licenses to technology covered by patents from third parties. Amortization is computed over the estimated useful life of the underlying patents, which have historically ranged from one to thirteen years. SFAS 142 requires purchased intangible assets other than goodwill to be amortized over their useful lives unless these lives are determined to be indefinite.

IMPAIRMENT OF LONG-LIVED ASSETS

        Long-lived assets and certain identifiable intangible assets are reviewed for impairment when events or changes in circumstances indicate that the carrying amount of such assets may not be recoverable. Determination of recoverability is based on an estimate of undiscounted future cash flows resulting from the use of the asset and its eventual disposition. In the event that such cash flows are not expected to be sufficient to recover the carrying amount of the assets, the assets are written down to their estimated fair values.

INCOME TAXES

        Under the asset and liability method, deferred tax assets and liabilities are recognized for future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities, and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in the statement of operations in the period of enactment.

CONTINGENCIES

        The Company is subject to legal proceedings principally related to intellectual property matters. Based on the information available at the most recent balance sheet date, the Company assesses the likelihood of any material adverse judgments or outcomes that may result from these matters, as well as the range of possible or probable loss, if any. If losses are probable and reasonably estimable, the Company will record a reserve in accordance with SFAS 5, "Accounting for Contingencies." Any reserves recorded may change in the future due to new developments in each matter.

REVENUE RECOGNITION

  Overview

        The Company recognizes revenue when persuasive evidence of an arrangement exists, delivery has occurred, the fee is fixed or determinable, and collectibility is reasonably assured. In instances where final acceptance of the product or system is required, revenue is deferred until all the acceptance criteria have been met.

        The Company derives the majority of its revenue from product sales of GeneChip® probe arrays, reagents, and related instrumentation that may be sold individually or combined with any of the product or product related revenue items listed below. When a sale combines multiple elements, the Company accounts for multiple element arrangements under Emerging Issues Task Force Issue No. 00-21 ("EITF 00-21"), "Revenue Arrangements with Multiple Deliverables."

        EITF 00-21 provides guidance on accounting for arrangements that involve the delivery or performance of multiple products, services and/or rights to use assets. In accordance with EITF 00-21, the Company allocates revenue for transactions or collaborations that include multiple elements to each unit of accounting based on its relative fair value, and recognizes revenue for each unit of accounting when the revenue recognition criteria have been met. The price charged when the element is sold separately generally determines fair value. In the absence of fair value of a delivered element, the Company allocates revenue first to the fair value of the undelivered elements and the residual revenue to the delivered elements. The Company recognizes revenue for delivered elements when the delivered elements have stand-alone value and the Company has objective and reliable evidence of fair value for each undelivered element. If the fair value of any undelivered element included in a multiple element arrangement cannot be objectively determined, revenue is deferred until all elements are delivered and services have been performed, or until fair value can objectively be determined for any remaining undelivered elements.

  Product Sales

        Product sales, as well as revenues from Perlegen Sciences, include sales of GeneChip® probe arrays, reagents and related instrumentation. Probe array, reagent and instrumentation revenues are recognized when earned, which is generally upon shipment and transfer of title to the customer and fulfillment of any significant post-delivery obligations. Accruals are provided for anticipated warranty expenses at the time the associated revenue is recognized.

  Product Related Revenue

        Product related revenue includes subscription fees earned under GeneChip® array access programs; license fees; milestones and royalties earned from collaborative product development and supply agreements; equipment service revenue; product related scientific services revenue; and revenue from custom probe array design fees.

        Revenue from subscription fees earned under GeneChip® array access programs is recorded ratably over the related supply term.

        The Company enters into collaborative arrangements which generally include a research and product development phase and a manufacturing and product supply phase. These arrangements may include up-front nonrefundable license fees, milestones, the rights to royalties based on the sale of final product by the partner, product supply agreements and distribution arrangements.

        Any up-front, nonrefundable payments from collaborative product development agreements are recognized over the research and product development period, and at-risk substantive based milestones are recognized when earned. Any payments received which are not yet earned are included in deferred revenue.

        Revenue related to extended warranty arrangements is deferred and recognized over the applicable periods. Revenue from custom probe array design fees associated with the Company's GeneChip® CustomExpress™ and CustomSeq™ products are recognized when the associated products are shipped. In 2002, custom probe array design fees were included in research revenue based on the fact that we had not fully commercialized this product offering.

Royalties and Other Revenue

        Royalties and other revenue include royalties earned from third party license agreements and research revenue which mainly consists of amounts earned under government grants. Additionally, other revenue includes fees earned through the license of the Company's intellectual property. In 2002, research revenue also included custom probe array design fees.

        Royalty revenues are earned from the sale of products by third parties who have been licensed under the Company's intellectual property portfolio. Revenue from minimum royalties is amortized over the term of the creditable royalty period. Any royalties received in excess of minimum royalty payments are recognized under the terms of the related agreement, generally upon notification of manufacture or shipment of a product by a licensee.

        Research revenues result primarily from research grants received from U.S. Government entities or from subcontracts with other life science research-based companies which receive their research grant funding from the U.S. Government. Revenues from research contracts are generated from the efforts of the Company's technical staff and include the costs for material and subcontract efforts. The Company's research grant contracts generally provide for the payment of negotiated fixed hourly rates for labor hours incurred plus reimbursement of other allowable costs. Research revenue is recorded in the period in which the associated costs are incurred, up to the limit of the prior approval funding amounts contained in each agreement. The costs associated with these grants are reported as research and development expense.

        License revenues are generally recognized upon execution of the agreement unless the Company has continuing performance obligations, in which case the license revenue is recognized ratably over the period of expected performance.

  Transactions with Distributors

        The Company recognizes revenue on sales to distributors in accordance with SEC Staff Accounting Bulletin No. 104, "Revenue Recognition," or SAB 104. The Company recognizes revenue when persuasive evidence of an arrangement exists, delivery has occurred or services have been rendered, the seller's price is fixed or determinable, and collectibility is reasonably assured. The Company's agreements with distributors do not include rights of return.

RESEARCH AND DEVELOPMENT EXPENSES

        Research and development expenses consist of costs incurred for internal, collaborative and grant-sponsored research and development. Research and development expenses include salaries, contractor fees, building costs, utilities and allocations of shared corporate services. In addition, the Company funds research and development at other companies and research institutions under agreements which are generally cancelable. All such costs are charged to research and development expense as incurred.

SOFTWARE DEVELOPMENT COSTS

        Statement of Financial Accounting Standards No. 86, "Accounting for the Costs of Computer Software to be Sold, Leased or Otherwise Marketed," requires the capitalization of certain software development costs subsequent to the establishment of technological feasibility. The Company's software is deemed to be technologically feasible at the point a working model of the software product is developed. Through December 31, 2004, for products developed by the Company, the period from attainment of technological feasibility to general release has been brief and qualifying costs were not significant. Accordingly, the Company has not capitalized any qualifying software development costs in the accompanying consolidated financial statements. The costs of developing routine enhancements are expensed as research and development costs as incurred because of the short time between the determination of technological feasibility and the date of general release of the related products.

        The Company applies Statement of Position No. 98-1, "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use." Historically, internal use software costs were insignificant. During fiscal 2002, the Company capitalized $2.0 million of costs incurred to acquire and implement its Enterprise Resource Planning system ("ERP"), including software coding, designing system interfaces, installation and testing of the software. The Company began amortizing the costs associated with its ERP system during the year ended December 31, 2002, at the time when the software was ready for its intended use.

ADVERTISING COSTS

        The Company expenses advertising costs as incurred. Advertising costs were $1.9 million for 2004, $1.5 million for 2003, and $1.1 million for 2002.

STOCK-BASED COMPENSATION

        At December 31, 2004, the Company has six stock-based employee and non-employee director compensation plans, which are described more fully in Note 15. The Company has elected to continue to follow the recognition and measurement principles of Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" ("APB 25") and related Interpretations for these plans.

        The following table illustrates the effect on reported net income (loss) and net income (loss) per share if the Company had applied the fair value recognition provisions of SFAS 123, as amended by SFAS 148, to stock-based employee compensation (in thousands, except per share amounts):

	Year Ended December 31,
	2004	2003	2002
Net income (loss)—as reported	$47,608	$14,285	$(1,630)
Add: Stock-based employee compensation expense included in reported net income (loss), net of tax	920	2,238	8,388
Deduct: Total stock-based employee compensation expense determined under fair value method for all awards, net of tax	(15,984)	(29,220)	(47,459)

Pro forma net income (loss)	$32,544	$(12,697)	$(40,701)

Net income (loss) per share:
Basic net income (loss) per share—as reported	$0.79	$0.24	$(0.03)

Diluted net income (loss) per share—as reported	$0.74	$0.24	$(0.03)

Basic net income (loss) per share—pro forma	$0.54	$(0.22)	$(0.70)

Diluted net income (loss) per share—pro forma	$0.51	$(0.22)	$(0.70)

        The fair value of options was estimated at the date of grant using a Black-Scholes option pricing model with the following weighted average assumptions:

	Year Ended December 31,
	2004	2003	2002
Risk free interest rate	3.2%	2.0%	1.9%
Expected dividend yield	0.0%	0.0%	0.0%
Expected volatility	0.56	0.72	0.81
Expected option term (in years)	3.4	2.9	2.7

        The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options which have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions including the expected stock volatility. Because the Company's employee stock options have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, in management's opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its employee stock options.

        Based on this calculation, the weighted average fair value of options granted during 2004, 2003 and 2002 was $12.99, $10.72 and $11.48, respectively. For purposes of pro forma disclosures pursuant to SFAS 123, as amended by SFAS 148, the estimated fair value of options is amortized to expense over the options' vesting period, generally four years.

COMPREHENSIVE INCOME (LOSS)

        Comprehensive income (loss) is comprised of net income (loss) and other comprehensive income (loss). Other comprehensive income (loss) includes unrealized gains and losses on the Company's available-for-sale securities that are excluded from net income (loss), changes in fair value of derivatives designated as and effective as cash flow hedges, and foreign currency translation adjustments. Total comprehensive income (loss) has been disclosed in the consolidated statement of stockholders' equity.

        The components of accumulated other comprehensive loss are as follows (in thousands):

	December 31,
	2004	2003
Foreign currency translation adjustment	$(1,395)	$(998)
Unrealized (loss) gain on available-for-sale securities	(824)	389
Unrealized loss on hedging contracts	(1,152)	(963)

Accumulated other comprehensive loss	$(3,371)	$(1,572)

NET INCOME (LOSS) PER SHARE

        Basic net income (loss) per share is calculated using the weighted-average number of common shares outstanding during the period less the weighted-average shares subject to repurchase. Diluted income (loss) per share gives effect to the dilutive common stock subject to repurchase, stock options and warrants (calculated based on the treasury stock method), and convertible debt (calculated using an as if-converted method).

        The following table sets forth a reconciliation of basic and diluted net income (loss) per share (in thousands, except per share amounts):

	Year Ended December 31,
	2004	2003	2002
Numerator:
Net income (loss)—basic	$47,608	$14,285	$(1,630)
Add effect of dilutive securities:
Interest on convertible notes	1,655	74	—

Net income (loss)—diluted	$49,263	$14,359	$(1,630)

Denominator:
Weighted-average shares outstanding	60,591	58,970	58,206
Less: weighted-average shares of common stock subject to repurchase	(79)	(110)	(188)

Shares used in computing basic net income (loss) per share	60,512	58,860	58,018
Add effect of dilutive securities:
Employee stock options	2,380	1,685	—
Common stock subject to repurchase	79	110	—
Warrants to purchase common stock	37	38	—
Convertible notes	3,870	159	—

Shares used in computing diluted net income (loss) per share	66,878	60,852	58,018

Basic net income (loss) per share	$0.79	$0.24	$(0.03)

Diluted net income (loss) per share	$0.74	$0.24	$(0.03)

        In September 2004, the Emerging Issues Task Force reached a consensus on Issue No. 04-8, "The Effect of Contingently Convertible Debt on Diluted Earnings Per Share," ("EITF 04-8") which addresses when the dilutive effect of contingently convertible debt instruments should be included in diluted earnings per share. EITF 04-8 requires that contingently convertible debt instruments be included in the computation of diluted earnings per share regardless of whether the market price trigger has been met. EITF 04-8 also requires that prior period diluted earnings per share amounts presented for comparative purposes be restated. EITF 04-8 is effective for reporting periods ending after December 15, 2004. The adoption of EITF 04-8 resulted in a $0.02 decrease in diluted earnings per share for the year ended December 31, 2004 and had no impact for the year ended December 31, 2003.

        For fiscal 2004 and 2003, diluted earnings per share include common share equivalents from outstanding stock options (on the treasury stock method), common stock subject to repurchase, outstanding warrants to purchase common stock and convertible notes (on the as-if-converted basis). For the year ended December 31, 2002, all of these securities have been excluded since they were anti-dilutive.

        The securities excluded from diluted earnings per share, on an actual outstanding basis, were as follows (in thousands):

	Year Ended December 31,
	2004	2003	2002
	(in thousands)
Employee stock options	2,613	5,253	11,034
Common stock subject to repurchase	—	—	132
Warrants to purchase common stock	—	—	66
Convertible notes	—	2,689	3,803

Total	2,613	7,942	15,035

RECENT ACCOUNTING PRONOUNCEMENTS

        On December 16, 2004, the Financial Accounting Standards Board (FASB) issued FASB Statement No. 123 (revised 2004), Share-Based Payment, which is a revision of FASB Statement No. 123, Accounting for Stock-Based Compensation. Statement 123(R) supersedes APB Opinion No. 25, Accounting for Stock Issued to Employees, and amends FASB Statement No. 95, Statement of Cash Flows. Generally, the approach in Statement 123(R) is similar to the approach described in Statement 123. However, Statement 123(R) requires all share-based payments to employees, including grants of employee stock options, to be recognized in the income statement based on their fair values. Pro forma disclosure is no longer an alternative. Statement 123(R) must be adopted no later than July 1, 2005. Statement 123(R) permits public companies to adopt its requirements using one of two methods: (1) a "modified prospective" method in which compensation cost is recognized beginning with the effective date (a) based on the requirements of Statement 123(R) for all share-based payments granted after the effective date and (b) based on the requirements of Statement 123 for all awards granted to employees prior to the effective date of Statement 123(R) that remain unvested on the effective date or (2) a "modified retrospective" method which includes the requirements of the modified prospective method described above, but also permits entities to restate based on the amounts previously recognized under Statement 123 for purposes of pro forma disclosures either (a) all prior periods presented or (b) prior interim periods of the year of adoption. The Company expects to adopt Statement 123(R) effective July 1, 2005 under the modified-prospective method.

        As permitted by Statement 123, the Company currently accounts for share-based payments to employees using Opinion 25's intrinsic value method and, as such, generally recognizes no compensation cost for employee stock options. Accordingly, the adoption of Statement 123(R)'s fair value method will have a significant impact on our result of operations, although it will have no impact on our overall financial position. The impact of adoption of Statement 123(R) cannot be predicted at this time because it will depend on levels of share-based payments granted in the future. However, had we adopted Statement 123(R) in prior periods, the impact of that standard would have approximated the impact of Statement 123 as described in the disclosure of pro forma net income and earnings per share in Note 2 to our consolidated financial statements. Statement 123(R) also requires the benefits of tax deductions in excess of recognized compensation cost to be reported as a financing cash flow, rather than as an operating cash flow as required under current literature. This requirement will reduce net operating cash flows and increase net financing cash flows in periods after adoption. While the company cannot estimate what those amounts will be in the future (because they depend on, among other things, when employees exercise stock options), the amount of operating cash flows recognized in prior periods for such excess tax deductions was $0.7 million in 2004 and none for prior years.

        In March 2004, the FASB approved the consensus reached on EITF Issue No. 03-1, "The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments." The objective of EITF 03-1 is to provide guidance for identifying other-than-temporary impaired investments. EITF 03-1 also provides new disclosure requirements for investments that are deemed to be temporarily impaired. In September 2004, the FASB issued a Staff Position (FSP) EITF 03-1-1 that delays the effective date of measurement and recognition guidance in EITF 03-1 until after further deliberations by the FASB. The disclosure requirements of EITF 03-1 are effective for the Company's fiscal 2004 annual report. Once the FASB reaches a final decision on the measurement and recognition provisions, the Company will evaluate the impact, if any, of the adoption of EITF 03-1.

NOTE 3—PRODUCT SALES AND PRODUCT RELATED REVENUE

        The components of product sales are as follows (in thousands):

	Year ended December 31,
	2004	2003	2002
Probe arrays	$168,243	$139,591	$140,039
Reagents	31,744	20,419	15,341
Instruments	77,269	62,738	46,214

Total product sales	$277,256	$222,748	$201,594

        The components of product related revenue are as follows (in thousands):

	Year ended December 31,
	2004	2003	2002
Subscription fees	$20,669	$26,208	$32,125
Service and other	15,526	18,451	14,819
License fees and milestone revenue	17,434	13,373	—

Total product related revenue	$53,629	$58,032	$46,944

NOTE 4—COLLABORATIVE AGREEMENTS

        The Company has agreements with many entities to develop and test probe arrays for the detection of certain gene sequences, mutations or organisms. Under such agreements, the Company may receive development fees and may receive payments upon achievement of certain technical goals. The Company also has research agreements with many universities and research organizations.

BECKMAN COULTER, INC. ("Beckman")

        In July 1998, the Company entered into an arrangement with Beckman that involved the execution of a series of agreements including an Asset Purchase Agreement (the "APA"). Pursuant to the APA, which was implemented and became effective in June 1999, the Company purchased Beckman's array business. Under the APA, the Company agreed to grant Beckman licenses to commercialize probe arrays manufactured using certain Affymetrix technologies other than light-directed synthesis, and an OEM supply agreement for products that use the Company's GeneChip® array technology. Under the arrangement, Beckman would pay Affymetrix transfer prices and royalties on sales of these products.

        Under the agreements, Affymetrix made a $5.9 million payment to Beckman in 1998 and agreed to provide a credit of $5.0 million to be applied against research and development services to be performed by the Company. Affymetrix had the option of performing or agreeing to perform such services by July 2003, or paying the amount of the unapplied credit in cash or stock to Beckman. In addition, under the agreement Affymetrix contracted to establish a joint venture with Beckman. The Company determined after review of EITF 98-3, "Determining Whether a Nonmonetary Transaction Involves Receipt of Productive Assets or a Business" that the purchase should be accounted for as the receipt of an intangible asset. Therefore, the payments and credit obligation to Beckman were accounted for as the purchase of an intangible asset which is being amortized on a straight-line basis over its estimated useful life of 15 years. At December 31, 2004 and 2003, accumulated amortization amounted to $6.6 million and $3.7 million, respectively. During the year ended December 31, 2003, the Company paid to Beckman $5.0 million in settlement of the obligation to perform research and development activities and established a joint venture with Beckman called Array Automation, LLC. (See Note 11 Related Parties).

BIOMÉRIEUX, INC. ("bioMérieux")

        In September 1996, bioMérieux and Affymetrix entered into a collaborative development agreement and associated supply agreement to develop and commercialize DNA probe arrays using the Affymetrix GeneChip® technology for diagnostic kits for bacterial identification and antibiotic resistance analysis. On March 31, 2003, Affymetrix signed a Multi-Agreement Amendment with bioMérieux modifying the existing collaboration agreement to reinstate bioMérieux's license and to extend the contract terms through January 1, 2020. The agreement provides for certain research funding, license and milestone payments. bioMérieux is also funding certain research activities at Affymetrix. Research revenue under this contract was approximately $0.2 million, $0.2 million, and $0.7 million, for the years ended December 31, 2004, 2003 and 2002, respectively. The associated research costs are not signficant for each of the years presented. Additionally, a manufacturing agreement was signed under which Affymetrix will manufacture GeneChip® probe arrays for sale to bioMérieux. The agreement provides for royalties to Affymetrix on bioMérieux's sales of GeneChip® probe arrays.

F. HOFFMANN-LA ROCHE LTD. ("Roche")

        In February 1998, Affymetrix entered into a non-exclusive collaborative development agreement with Roche to initially develop probe array-based diagnostic products. Under the terms of the agreement the parties were collaborating to develop mutually agreed upon arrays directed to selected genes, as well as associated instrumentation and reagents. In January 2003, the Company expanded its collaboration with Roche by granting Roche access to its GeneChip® technologies to develop and commercialize GeneChip® diagnostic laboratory tests for DNA analysis, genotyping and resequencing applications, as well as for RNA expression analysis, in a broad range of human disease areas. Using Affymetrix' GeneChip® technologies, Roche is seeking to develop and market diagnostic tests for diseases such as cancer, osteoporosis, cardiovascular, metabolic, infectious and inflammatory diseases. Affymetrix and Roche believe that developing targeted microarray expression profiles for cancer and genotyping and resequencing profiles for other diseases will enable the creation and commercialization of novel standardized diagnostic solutions. These solutions ultimately may allow physicians to better diagnose and treat human disease. Under the terms of the expanded collaborative agreement, Roche paid Affymetrix an access fee of $70 million, which the Company is recognizing as a component of product related revenue over the estimated research and development period of approximately five years. Research revenue under this contract was approximately $14.2 million and $13.1 million for the years ended December 31, 2004 and 2003, respectively. The associated research costs are not significant for each of the years presented. The expanded collaboration agreement, which is subject to Roche's option to terminate on December 31, 2007, December 31, 2010 or any time on or after December 31, 2015, with one year's prior notice, includes a broad range of other compensation payable by Roche to Affymetrix throughout the life of the agreement based on annual royalties on sales of diagnostic kits, milestone payments for technical and commercial achievements, a manufacturing and supply agreement, and related license installments.

NUVELO, INC. (formerly Hyseq Pharmaceuticals, Inc.) ("Nuvelo")

        In October 2001, Nuvelo created a new majority owned subsidiary, Callida Genomics, Inc. ("Callida"), which was intended to focus on the development and commercialization of Nuvelo's sequencing-by-hybridization ("SBH") technology. Nuvelo contributed all of its SBH patents to Callida. Affymetrix had an initial 10% equity interest in Callida. In addition, Callida entered into a collaboration arrangement with Affymetrix, through Callida's wholly owned subsidiary, N-Mer, Inc. ("N-Mer"), for the development and commercialization of a high speed DNA sequencing chip. Affymetrix, Nuvelo, Callida and N-Mer also entered into various cross-licensing arrangements. In October 2001, Affymetrix paid Nuvelo a one-time license fee for the non-exclusive license described above, and Affymetrix loaned Nuvelo $4.0 million, all of which was intended to be used to fund Callida and N-Mer. The loan bears interest at the rate of 7.5% and matures in 2006. The loan is repayable by Nuvelo at any time at Nuvelo's option and, subject to specified conditions, is exchangeable for common stock of Nuvelo. Through November 2004, the loan was secured by all of Nuvelo's equity interest in Callida and is recorded in other assets. The license fee was capitalized in acquired technology rights and is being amortized over the remaining patent lives. Affymetrix and Nuvelo each agreed to make additional investments, which were conditioned on N-Mer's attainment of a specified technical milestone and the procurement of third-party financing, however, such technical milestone was not achieved and third party financing for N-Mer was not attained.

        In December 2004, Nuvelo and Affymetrix entered into and consummated a Stock Purchase Agreement with SBH Genomics, Inc. ("SBH Genomics") a privately held Delaware corporation, pursuant to which Nuvelo and Affymetrix sold all of their stock in Callida to SBH Genomics. In exchange for all its equity ownership interest in Callida, Affymetrix received a secured convertible promissory note from SBH Genomics in the principal amount of $0.1 million and potential additional payments based on SBH Genomics' future revenues, if any. The original loan to Nuvelo of $4.0 million plus accrued interest remains due to Affymetrix in 2006 and is recorded in other assets.

NOTE 5—CONCENTRATIONS OF RISK

        Cash equivalents and investments are financial instruments that potentially subject Affymetrix to concentrations of risk to the extent of amounts recorded in the consolidated balance sheet. Company policy restricts the amount of credit exposure to any one issuer and to any one type of investment, other than securities issued by the United States Government.

        The Company has not experienced significant credit losses from its accounts receivable. Affymetrix performs a regular review of its customer activity and associated credit risks and does not require collateral from its customers. The Company maintains an allowance for doubtful accounts receivable based upon the expected collectibility of accounts receivable.

        Key parts of the GeneChip® product line, such as certain reagent kits and lithographic masks as well as certain raw materials used in the synthesis of probe arrays, are currently available only from a single source or limited sources. No assurance can be given that reagents, lithographic masks or other components of the GeneChip® system will be available in commercial quantities at acceptable costs from other vendors should the need arise. If the Company is required to seek alternative sources of supply, it could be time consuming and expensive.

        In addition, the Company is dependent on its vendors to provide components of appropriate quality and reliability and to meet applicable regulatory requirements. Consequently, in the event that supplies from these vendors are delayed or interrupted for any reason, the Company's ability to develop and supply its products could be impaired, which could have a material adverse effect on the Company's business, financial condition and results of operations.

        Approximately 48% of the Company's revenue is generated from sales outside the United States. Though such transactions are denominated in both United States dollars and foreign currencies, the Company's results of operations are still affected by such factors as changes in foreign currency exchange rates, trade protection measures, longer accounts receivable collection patterns and changes in regional or worldwide economic or political conditions. The risks of the Company's international operations are mitigated in part by the extent to which its sales are geographically distributed and its foreign currency hedging program.

NOTE 6—AVAILABLE-FOR-SALE SECURITIES AND OTHER FINANCIAL INSTRUMENTS

INVESTMENTS IN DEBT AND EQUITY SECURITIES

        The fair values of all available-for-sale securities are based on quoted market prices and are included in current assets as management considers the securities readily available to fund current operations. The following is a summary of available-for-sale securities as of December 31, 2004 (in thousands):

	Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
U.S. Government obligations and agency securities	$68,253	$3	$(289)	$67,967
U.S. corporate debt securities	113,179	14	(552)	112,641

Total securities	$181,432	$17	$(841)	$180,608

Amounts included in:
Cash equivalents	$17,487	$1	$—	$17,488
Available-for-sale securities	163,945	16	(841)	163,120

Total securities	$181,432	$17	$(841)	$180,608

Amounts mature in:
Less than one year	$146,316	$17	$(613)	$145,720
One to three years	35,116	—	(228)	34,888

Total securities	$181,432	$17	$(841)	$180,608

        The following is a summary of available-for-sale securities as of December 31, 2003 (in thousands):

	Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
U.S. Government obligations and agency securities	$214,041	$29	$(137)	$213,933
U.S. corporate debt securities	190,237	355	(231)	190,361

Total debt securities	404,278	384	(368)	404,294
Equity securities	349	374	—	723

Total securities	$404,627	$758	$(368)	$405,017

Amounts included in:
Cash equivalents	$221,060	$2	$—	$221,062
Available-for-sale securities	183,567	756	(368)	183,955

Total securities	$404,627	$758	$(368)	$405,017

Amounts mature in:
Less than one year	$336,616	$317	$(211)	$336,722
One to three years	67,662	67	(157)	67,572

Total debt securities	$404,278	$384	$(368)	$404,294

        Realized gains and losses for the year ended December 31, 2004 were $0.3 million and $1.2 million, respectively. Realized gains and losses for the year ended December 31, 2003 were

$6.0 million and $0.4 million, respectively. Realized gains and losses for the year ended December 31, 2002 were $5.2 million and $4.0 million, respectively. Realized gains and losses are included in interest income and other, net in the accompanying Consolidated Statements of Operations.

        The declines in value of certain investments were determined to be other-than-temporary. Accordingly, the Company recorded net investment losses, including impairments, on its investments in both publicly-traded and non-marketable equity securities of $2.3 million, $0.9 million and $4.8 million during the years ended December 31, 2004, 2003 and 2002, respectively. Net investment losses are included in interest income and other, net on the Consolidated Statement of Operations. Depending on market conditions, the Company may incur additional charges on this investment portfolio in the future.

DERIVATIVE FINANCIAL INSTRUMENTS

        The Company is exposed to foreign currency exchange rate fluctuations in the normal course of its business. As part of its risk management strategy, the Company uses derivative instruments to hedge certain foreign currency exposures. The Company hedges a percentage of forecasted international revenue with forward contracts and the gains and losses on these contracts largely offset gains and losses on the transactions being hedged. The Company's revenue hedging policy is designed to reduce the impact on its revenue of foreign currency exchange rate movements. The Company also hedges a percentage of its assets that are held in nonfunctional currencies of our subsidiaries with forward contracts and the gains or losses on these contracts largely offset gains and losses on the change in value of the underlying asset. The Company's balance sheet hedging policy is designed to reduce the fluctuations in earnings due to changes in foreign currency exchange rates. The Company does not use derivative contracts for speculative purposes. During the years ended December 31, 2004 and 2003, all of the Company's hedges were deemed effective. At December 31, 2004 and 2003, total outstanding contracts included the notional equivalent of $62.6 million and $18.9 million in foreign currency forward exchange contracts with a fair value of $1.7 million and $1.0 million, respectively, which are included in other current liabilities on the Company's Consolidated Balance Sheets. As of December 31, 2004, all contracts were set to expire at various times through December 2005. The Company applies hedge accounting based upon the criteria established by Statement of Financial Accounting Standards No. 133, whereby the Company designates its derivatives for revenue hedging purposes as cash flow hedges. We have elected not to designate our derivatives for balance sheet purposes as fair value hedges under SFAS 133 and have appropriately recorded any changes in fair value to interest income and other, net. The net realized foreign currency losses related to the foreign currency forward contracts were $1.1 million and $1.2 million for the years ended December 31, 2004 and 2003, respectively.

OTHER FINANCIAL INSTRUMENTS

        The carrying amounts and estimated fair values of financial instruments, other than those accounted for in accordance with Statement of Financial Accounting Standards No. 115, were as follows at December 31, 2004 and 2003 (in thousands):

	2004		2003
	Carrying Amount	Estimated Fair Value	Carrying Amount	Estimated Fair Value
Assets:
Non-marketable equity securities	$14,890	$14,890	$14,530	$14,530
Note receivable from Nuvelo	4,940	4,940	4,640	4,640
Employee loans receivable	1,900	1,900	1,500	1,500
Notes receivable from shareholders	—	—	428	428
Liability:
Convertible notes	120,000	162,300	387,460	384,713

        The fair value estimates provided above for the Company's convertible notes were based on quoted market prices available at December 31, 2004 and 2003. All other fair values were based on current market rates, liquidation and net realizable values.

NOTE 7—INVENTORIES

        Inventories consist of the following at December 31, 2004 and 2003 (in thousands):

	2004	2003
Raw materials	$6,719	$9,129
Work-in-process	4,181	4,226
Finished goods	7,097	9,277

Total	$17,997	$22,632

NOTE 8—PROPERTY AND EQUIPMENT

        Property and equipment consists of the following as of December 31, 2004 and 2003 (in thousands):

	2004	2003
Property and equipment:
Construction-in-progress	$16,927	$9,314
Land	1,310	1,310
Equipment and furniture	96,843	87,734
Building and leasehold improvements	41,597	43,301

	156,677	141,659
Less accumulated depreciation and amortization	(92,498)	(79,048)

Net property and equipment	$64,179	$62,611

        Construction-in-progress includes construction costs for new and upgraded facilities as well as related purchased equipment not yet placed in service.

NOTE 9—ACQUIRED TECHNOLOGY RIGHTS

        Acquired technology rights are comprised of licenses to technology covered by patents owned by third parties and are amortized over the expected useful life of the underlying patents, which range from one to fifteen years. Accumulated amortization of these rights amounted to $14.6 million and $8.0 million at December 31, 2004 and 2003, respectively.

        In May 2004, the Company reached an agreement with Oxford Gene Technology, Ltd. ("OGT") that required the Company to make a total cash payment of $62.5 million to OGT. The agreement included two distinct components. The first component related to the payment of approximately $20.6 million due in connection with previously accrued and expensed royalty obligations through May 2004 calculated using the terms of the original license agreement. The second component related to a cash payment of approximately $41.9 million to convert the Company's non exclusive royalty bearing license to certain OGT patents to a fully paid up license. The Company determined that the $41.9 million cash payment is less than the net present value of the future estimated royalty obligations under the terms of the original license agreement. In accordance with Statement of Financial Accounting Standard 142 ("SFAS 142"), Goodwill and Other Intangible Assets, the $41.9 million was recorded as an intangible asset. Consistent with the guidance in SFAS 142 and with Statement of Financial Accounting Standard 141 ("SFAS 141"), Business Combinations, this fully paid license is being amortized over its remaining useful life of approximately ten years.

        The expected future annual amortization expense of our acquired technology rights is as follows (in thousands):

For the Year Ending December 31,	Amortization Expense
2005	$7,496
2006	7,413
2007	7,413
2008	7,401
2009	6,540
Thereafter	28,071

Total expected future annual amortization	$64,334

NOTE 10—ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

        Accounts payable and accrued liabilities as of December 31, 2004 and 2003 consist of the following (in thousands):

	2004	2003
Accounts payable	$14,000	$15,130
Accrued compensation and related liabilities	27,416	18,767
Accrued interest on convertible notes	37	4,260
Accrued taxes	10,158	3,394
Accrued legal	694	3,261
Accrued royalties	581	15,465
Accrued warranties	4,113	2,950
Other	4,266	6,419

Total	$61,265	$69,646

NOTE 11—RELATED PARTY TRANSACTIONS AND NOTES RECEIVABLE FROM EMPLOYEES

RELATED PARTY TRANSACTIONS

Perlegen Sciences, Inc.

        As of December 31, 2004, the Company held an approximately 40% ownership interest in Perlegen Sciences, Inc. ("Perlegen"), a privately-held biotechnology company in which two members of Perlegen's board of directors are also members of the Company's board of directors. In addition, certain affiliates, including the Company's chief executive officer and members of the Company's board of directors, hold direct or indirect equity interests in Perlegen.

        The Company formed Perlegen in October 2000 as a wholly-owned subsidiary and spun it off in March 2001 in conjunction with a $100 million private equity financing. In connection with the formation of Perlegen, the Company contributed to Perlegen the rights to use certain of the Company's intellectual property in its development efforts and received rights to use and commercialize certain data generated by Perlegen in the array field. The Company's ownership interest was recorded at a zero cost basis.

        In December 2003, the Company sold 950,000 shares of Perlegen common stock and realized a gain of $1.4 million which was included in interest and other income, net. Additionally, In January 2004, the Company sold 400,000 shares of Perlegen common stock and realized a gain of $0.6 million which was included in interest income and other, net.

        The Company accounts for its ownership interest in Perlegen using the equity method as the Company and its affiliates do not control the strategic, operating, investing and financing activities of Perlegen. Further, the Company has no obligations to provide funding to Perlegen nor does it guarantee or otherwise have any obligations related to the liabilities or results of operations of Perlegen or its investors. Given that the Company's investment in Perlegen has no cost basis, the Company has not recorded any proportionate share of Perlegen's operating losses in its financial statements since the completion of Perlegen's initial financing. In February 2005, the Company purchased $2.0 million of Perlegen's Series D preferred stock. As a result of this private equity placement, the Company's ownership interest, including that of its affiliates, was reduced from approximately 40% as of December 31, 2004, to approximately 30%.

        In accordance with Financial Accounting Standards Board Interpretation No. 46R ("FIN 46R"), "Consolidation of Variable Interest Entities, an Interpretation of ARB No. 51" as amended, the Company has concluded that Perlegen is a Variable Interest Entity (VIE) in which it holds a variable interest, and that the Company is not the primary beneficiary. The Company has also concluded, however, that it is not the primary beneficiary of Perlegen. Accordingly, no change to the Company's historical accounting for Perlegen is required.

        On January 9, 2003, the Company entered into an agreement with Perlegen to in-license certain intangible assets that are expected to accelerate its plans to design and commercialize the Company's microarrays for whole genome and candidate region DNA analysis. In addition to broadening its access to certain specific Perlegen technologies, this licensing agreement advanced by approximately three years its prior commercialization rights to the Perlegen single nucleotide polymorphism (SNP) database for the development of Affymetrix microarray DNA products that the Company already had under development prior to January 2003. This agreement also eliminated any future royalty obligations for array products that the Company may commercialize based on information contained in Perlegen's SNP database. Under the terms of the licensing agreement, the Company paid Perlegen a total of $15.0 million in cash and granted Perlegen a $3.0 million credit to be applied against the margin on the Company's future sales of chips to Perlegen that were utilized by Perlegen in their revenue generating activities. In the second quarter of 2004, Perlegen had used all of the $3.0 million credit and as such, the Company has started to record margin on specific sales to Perlegen.

        The $15.0 million of cash consideration in this transaction was allocated to the following intangible asset categories based upon their relative estimated fair values: (i) The advancement by three years of its access to the Perlegen SNP database, which allowed the Company to substantially accelerate its ongoing development of a limited number of DNA analysis products; and (ii)Various licenses or modification of existing licenses for several Perlegen technologies which provided the Company benefits across a larger number of its microarray products;

        In connection with the advanced access to the Perlegen SNP database, the Company recorded a charge of approximately $10.1 million related to the license in the first quarter of 2003. The remaining $4.9 million was recorded as intangible assets which are being amortized over their useful lives of six to ten years.

        The Company's management engaged an independent third party valuation professional to assist them in determining the relative fair values of each intangible asset licensed and the allocation of the consideration paid. While management considered the work of the independent third party valuation professional, management took primary responsibility for allocating the consideration paid for the intangible assets acquired. The $10.1 million charge associated with advanced access to the Perlegen SNP database was included in acquired in-process technology in the statements of operations as the database has no alternative future use to us beyond its developing a limited number of closely related DNA analysis products. The advanced access to the Perlegen SNP database was obtained for use in developing a finite number of products within its DNA analysis product line. Therefore, as of the license date, the Company did not forecast any material changes from its historical gross margins for any of its DNA analysis products.

        The Company determined the value of the SNP database license by using the Income Approach. In applying this approach, the Company estimated the net present value of future cash flows expected from the sale of DNA analysis products to be developed in reliance on the content from the Perlegen SNP database. The analysis included forecasted future cash flows that the Company expected from the progress made on its DNA microarray development projects prior to the date of the Perlegen SNP database license. These cash flows were first estimated by forecasting total revenue associated with sales of certain of its future DNA analysis products. A portion of this revenue was then removed to account for the contribution provided by its existing core technology that was considered to benefit the DNA products under development. Appropriate operating expenses, cash flow adjustments, and contributory asset returns were deducted from the estimated cash flows to establish a forecast of net cash flows. Finally, these net cash flows were converted to a present value using a discount rate of 30%, which was based on its weighted average cost of capital adjusted for the technical and market risks associated with its ongoing research project in which the SNP database content would be used. Significant cash inflows from the associated DNA products were forecasted to begin in 2004 and continue through 2008.

        The remaining various licenses or substantive modification of existing licenses for several other Perlegen in-licensed technologies had alternative future uses to us beyond the development of a limited number of closely related DNA analysis products. The Company determined the relative fair value assigned to these assets using the Royalty Savings approach. In applying this approach, the Company estimated the value of the licenses by capitalizing the royalties saved because the Company obtained royalty-free access to these licenses. These cash flows were estimated by forecasting total royalty savings by multiplying the assumed royalty rates by the estimated annual revenues for certain products for the fiscal years 2004 through 2012. Finally, these cash flows were discounted to a present value using a lower discount rate of 17%, which the Company believes appropriately reflects the risk associated with its future product revenue streams.

ARRAY AUTOMATION, LLC

        The Company is currently a partner in Array Automation, LLC ("AAL"), a joint venture with Beckman Coulter, Inc. ("Beckman"). In July 1998, the Company entered into an asset purchase agreement with Beckman. As part of the asset purchase agreement, the Company agreed to establish a joint venture with Beckman. AAL was incorporated in July 2003, with the primary purpose of product research and development in the field of non-photolithographic arrays of polynucleotide sequences and instruments. In accordance with the agreement between the Company and Beckman, 100% of the losses generated by AAL are allocated to Beckman. Future net income generated by AAL, if any, is allocated 51% to the Company and 49% to Beckman, after Beckman has recovered all of the cumulative losses it has recorded.

        Based on the application of FIN 46R, the Company has concluded that AAL is a VIE, but that the Company is not the primary beneficiary of AAL. Accordingly, the Company will account for its investment in AAL using the equity method. Since the cost basis of the Company's assets contributed to AAL were of zero value, the Company's investment in AAL is also recorded at zero value. As a result, the Company will not record any impact of AAL's operating results in its consolidated statements of operations until, and only if, Beckman has recovered all of the losses that it will absorb pursuant to the terms of the joint venture agreement. If AAL is terminated with a cumulative deficit, the Company is not obligated to fund any such losses. In addition, the Company does not have any obligation to provide funding to AAL, guarantee or otherwise have any obligations related to the liabilities of AAL or its investors.

NOTES RECEIVABLE FROM EMPLOYEES

        The Company has notes receivable from employees totaling $1.9 million and $1.5 million as of December 31, 2004 and 2003, respectively. The notes are generally due four to five years after the date of issuance and accrued interest is due based on the Internal Revenue Service imputed interest rate at the date of issuance. Interest rates have generally been between 2% and 6%. In July 2001, the Company entered into a credit arrangement with an officer of the Company for an amount not to exceed $1.2 million. Amounts under the arrangement may be drawn in one lump-sum or in periodic draws. As of December 31, 2003, no amounts under the extension of credit were drawn. In January 2004, the officer borrowed the entire $1.2 million available under the arrangement. Repayment of the $1.2 million is due on the earlier date of i) four years from the date of withdrawal or ii) the date the executive leaves the Company. The note bears interest at the IRS imputed rate of 3.5%, and accrued interest is payable after two years.

NOTE 12—COMMITMENTS AND CONTINGENCIES

OPERATING LEASES

        Affymetrix leases laboratory, office and manufacturing facilities under non-cancelable operating leases that expire at various times through 2016. Some of these leases contain renewal options ranging from two to five years and escalation clauses. Rent expense related to operating leases was approximately $8.6 million in 2004, $6.9 million in 2003, and $7.0 million in 2002. In connection with some of these facility leases, the Company has made security deposits totaling $2.4 million, which are included in other assets in the Consolidated Balance Sheets. Future minimum lease obligations at December 31, 2004 under all non-cancelable operating leases are as follows (in thousands):

Year Ending December 31,	Amount
2005	$7,366
2006	6,813
2007	7,174
2008	7,364
2009	6,972
Thereafter	20,103

Total minimum lease payments	$55,792

PRODUCT WARRANTY COMMITMENT

        The Company provides for anticipated warranty costs at the time the associated revenue is recognized. Product warranty costs are estimated based upon the Company's historical experience and the warranty period. Information regarding the changes in the Company's product warranty liability for the years ended December 31, 2003 and December 31, 2004 is as follows (in thousands):

Amount
Balance at December 31, 2002	$1,924
New warranties issued	4,190
Repairs and replacements	(3,164)

Balance at December 31, 2003	2,950
New warranties issued	4,684
Repairs and replacements	(3,521)

Balance at December 31, 2004	$4,113

FUNDING COMMITMENTS

        The Company has invested $7.5 million and is committed to invest up to additional $2.5 million in a venture capital limited partnership. The investment is included on the Consolidated Balance Sheet as a component of other assets.

NON-CANCELABLE SUPPLY AGREEMENTS

        As of December 31, 2004, the Company had approximately $6.5 million of non-cancelable inventory supply agreements that are in effect through 2005 and an additional $1.0 million of non-cancelable inventory supply agreements that are in effect through 2006.

INDEMNIFICATIONS

        From time to time the Company has entered into indemnification provisions under certain of its agreements with other companies in the ordinary course of business, typically with business partners, customers, and suppliers. Pursuant to these agreements, the Company generally indemnifies, holds harmless, and agrees to reimburse the indemnified parties on a case by case basis for losses suffered or incurred by the indemnified parties in connection with any U.S. patent or other intellectual property infringement claim by any third party with respect to its products. The term of these indemnification provisions is generally perpetual from the time of the execution of the agreement. The maximum potential amount of future payments the Company could be required to make under these indemnification provisions is unlimited. In addition, the Company has entered into indemnification agreements with its officers and directors. The Company has not incurred material costs to defend lawsuits or settle claims related to these indemnification provisions. As of December 31, 2004, the Company had not accrued a liability for this guarantee, because the likelihood of incurring a payment obligation in connection with this guarantee is remote.

LEGAL PROCEEDINGS

GENERAL

        The Company has been in the past and continues to be a party to litigation which has consumed and may in the future continue to consume substantial financial and managerial resources and which could adversely affect its business, financial condition and results of operations. If in any pending or future intellectual property litigation involving the Company or its collaborative partners, the Company is found to have infringed the valid intellectual property rights of third parties, the Company, or its collaborative partners, could be subject to significant liability for damages, could be required to obtain a license from a third party, which may not be available on reasonable terms or at all, or could be prevented from manufacturing and selling its products. In addition, if the Company is unable to enforce its patents and other intellectual property rights against others, or if its patents are found to be invalid or unenforceable, third parties may more easily be able to introduce and sell DNA array technologies that compete with the Company's GeneChip® brand technology, and the Company's competitive position could suffer. The Company expects to devote substantial financial and managerial resources to protect its intellectual property rights and to defend against the claims described below as well as any future claims asserted against it. Further, because of the substantial amount of discovery required in connection with any litigation, there is a risk that confidential information could be compromised by disclosure.

Multilyte Litigation

        Multilyte Ltd., a British corporation, and Affymetrix are engaged in legal proceedings in the United States, United Kingdom and German courts to address allegations made by Multilyte that the Company infringes certain patents owned by Multilyte (the "Multilyte patents") by making and selling the GeneChip® DNA microarray products.

  Germany

        In the actions pending in Germany, on July 18, 2003, Multilyte filed proceedings in the state court of Dusseldorf, alleging infringement of the Multilyte patents. In a separate action in Germany, on October 15, 2003, the Company commenced nullity proceedings in German Federal Patent Court in Munich alleging that the German part of Multilyte's two European patents (EPs 0 134 215 and 0 304 202) are invalid. On June 29 and 30, 2004, the German Federal Patent Court in Munich held that both Multilyte's European patents are invalid in Germany. Following that ruling, on July 12, 2004, the Dusseldorf court stayed both sets of infringement proceedings before it, pending Multilyte's appeal of the decisions of the German Federal Patent Court in Munich nullifying both Multilyte patents.

  United Kingdom

        On August 14, 2003, the Company commenced proceedings in the English High Court seeking a declaratory judgment that three Multilyte patents are not infringed and are invalid. On September 25, 2003, Multilyte filed a counterclaim in the U.K. proceedings, alleging that the Company infringed two Multilyte patents (EP "215 and EP "202) in the U.K. and claiming damages, an injunction and legal costs. Multilyte agreed that Affymetrix did not infringe the third patent and it was dropped from the lawsuit. On March 3, 2004, Multilyte notified the Company that they would be surrendering EP "215 and that the counterclaim of infringement would necessarily be withdrawn as a result. On August 18, 2004, Multilyte informed the Company that Multilyte would no longer defend the invalidity proceedings in respect of EP "215 or EP "202. At a hearing on August 31, 2004, the English High Court ruled that the EP "215 and EP "202 were invalid in the United Kingdom. Multilyte consented to this final judgment, and it is not appealable. As a consequence of the judgment, Multilyte was required to repay a substantial portion of Affymetrix's costs of the U.K. actions.

  United States

        In the action pending in the U.S., on August 13, 2003, the Company commenced proceedings in the United States District Court for the Northern District of California seeking a declaratory judgment that eight Multilyte patents are not infringed and are invalid. Multilyte has agreed that the Company does not infringe five of the eight named patents. On October 24, 2003, the Company filed an amended complaint seeking a declaratory judgment as to three of the original eight named patents—U.S. Patents 5,432,099, 5,599,720 and 5,807,755. Multilyte answered the Company's complaint for declaratory judgment and asserted counterclaims against the Company alleging infringement of the three patents named by the Company in its complaint. Multilyte has submitted the three patents-in-suit to the United States Patent and Trademark Office for voluntary re-examination and on June 3, 2004, the Court stayed the case before it pending the outcome of these re-examination proceedings. On

February 22, 2005, the Court issued a claim construction order that will govern subsequent proceedings in the case in connection with four disputed claim terms.

        The Company believes that Multilyte's remaining claims against it are without merit and has filed the declaratory judgment and nullity actions to protect its interests. However, the Company cannot be sure that it will prevail in these matters. The Company's failure to successfully defend against these allegations could result in a material adverse effect on its business, financial condition and results of operations.

  Enzo Litigation

        On October 28, 2003, Enzo Life Sciences, Inc., a wholly-owned subsidiary of Enzo Biochem, Inc. (collectively "Enzo") filed a complaint against the Company that is now pending in the United States District Court for the Southern District of New York for breach of contract, injunctive relief and declaratory judgment. The Enzo complaint relates to a 1998 distributorship agreement with Enzo under which the Company served as a non-exclusive distributor of certain reagent labeling kits supplied by Enzo. In its complaint, Enzo seeks monetary damages and an injunction against the Company from using, manufacturing or selling Enzo products and from inducing collaborators and customers to use Enzo products in violation of the 1998 agreement. Enzo also seeks the transfer of certain Affymetrix patents to Enzo. In connection with its complaint, Enzo provided the Company with a notice of termination of the 1998 agreement effective on November 12, 2003.

        On November 10, 2003, the Company filed a complaint against Enzo in the United States District Court for the Southern District of New York for declaratory judgment, breach of contract and injunctive relief relating to the 1998 agreement. In its complaint, the Company alleges that Enzo has engaged in a pattern of wrongful conduct against it and other Enzo labeling reagent customers by, among other things, asserting improperly broad rights in its patent portfolio, improperly using the 1998 agreement and distributorship agreements with others in order to corner the market for non-radioactive labeling reagents, and improperly using the 1998 agreement to claim ownership rights to the Company's proprietary technology. The Company seeks declarations that it has not breached the 1998 agreement, that it is entitled to sell its remaining inventory of Enzo reagent labeling kits, and that nine Enzo patents that are identified in the 1998 agreement are invalid and/or not infringed by it. The Company also seeks damages and injunctive relief to redress Enzo's alleged breaches of the 1998 agreement, its alleged tortious interference with the Company's business relationships and prospective economic advantage, and Enzo's alleged unfair competition. The Company filed a notice of related case stating that its complaint against Enzo is related to the complaints already pending in the Southern District of New York against eight other former Enzo distributors. The Southern District of New York has related the Company's case. On April 9, 2004, the Company filed its answer to Enzo's complaint. Enzo filed an answer to the Company's complaint on May 13, 2004. On September 14, 2004, the Southern District of New York conducted a consolidated status conference for the various Enzo litigations and scheduled a claim construction hearing for the Enzo patents on June 28, 2005. There is no trial date in the actions between Enzo and the Company.

        The Company believes that the claims set forth in Enzo's complaint are without merit and have filed the action in the Southern District of New York to protect its interests. However, the Company cannot be sure that it will prevail in these matters. The Company's failure to successfully defend against these allegations could result in a material adverse effect on its business, financial condition and results of operation.

Administrative Litigation and Proceedings

        The Company's intellectual property is expected to be subject to significant additional administrative and litigation actions. For example, in Europe and Japan, third parties are expected to oppose significant patents that the Company owns or controls. Currently, Multilyte Ltd. and ProtoGene Laboratories, Inc. are parties that have filed oppositions against the Company's EP 0 619 321 patent in the European Patent Office, and PamGene B.V. has filed an opposition against the Company's EP 0 728 520. Also, Abbott Laboratories, Applera, Clondiag and CombiMatrix are parties in opposition against the Company's EP 0 834 575 and CombiMatrix has filed an opposition against EP 0 695 941. Agilent, CombiMatrix, Clondiag and Applera have filed an opposition against EP 0 853 679 and Applera has opposed EP 0 972 564. Degussa AG has filed an opposition against EP 1 086 742. These procedures will result in the patents being either upheld in their entireties, allowed to issue in amended form in designated European countries, or revoked. In connection with an opposition proceeding against the Company's EP 0 834 576 by Abbott Laboratories, CombiMatrix, PamGene B.V., Applera and Dr. Peter Schneider, the European Patent Office ruled on February 23, 2005 to revoke the patent.

        Further, in the United States, the Company expects that third parties will continue to "copy" the claims of its patents in order to provoke interferences in the United States Patent & Trademark Office, and it may copy the claims of others. These proceedings could result in the Company's patent protection being significantly modified or reduced, and could result in significant costs and consume substantial managerial resources.

        At this time, the Company cannot determine the outcome of any of the matters described above.

NOTE 13—CONVERTIBLE SUBORDINATED NOTES

        On September 22, 1999, the Company completed the sale of $150 million principal amount of 5% convertible subordinated notes due 2006 (the "5% Notes"). The 5% Notes mature on October 1, 2006 and bear interest at a rate of 5% per annum, which is payable semi-annually on April 1 and October 1. The 5% Notes are convertible, at the option of the holder at any time prior to maturity or redemption, into shares of the Company's common stock at a conversion price of $61.50 per share, subject to adjustment. The Company can redeem some or all of the 5% Notes at any time after October 7, 2002, and the debt holder has a right to require the Company to purchase all or a portion of the 5% Notes upon a change in control. The 5% Notes are subordinated to all of the Company's existing and future senior indebtedness. Total offering expenses related to the 5% notes were $5.4 million and have been included in other assets. These expenses will be amortized to interest expense over the life of the notes.

        On February 14, 2000, the Company completed the sale of $225.0 million principal amount of 4.75% convertible subordinated notes due 2007 (the "4.75% notes"). The 4.75% Notes mature on February 15, 2007 and bear interest at a rate of 4.75% per annum, which is payable semi-annually on February 15 and August 15. The 4.75% Notes are convertible, at the option of the holder at any time prior to maturity or redemption, into shares of the Company's common stock at a conversion price of $160.50 per share, subject to adjustment. The Company can redeem some or all of the 4.75% Notes at any time after February 20, 2003 and the debt holders have a right to require the Company to purchase all or a portion of the 4.75% Notes upon a change in control. The 4.75% Notes are subordinated to all of the Company's existing and future senior indebtedness. Total offering expenses related to these notes were $7.2 million and have been included in other assets. These expenses will be amortized to interest expense over the life of the notes.

        Between August 2001 and June 2003, the Company repurchased $59.5 million and $48.0 million principal amounts of its 4.75% and 5% notes, respectively. On January 9, 2004, the Company completed the redemption of its 5.0% notes ($102.0 million face value). In connection with the redemption, the Company recorded a charge of $3.2 million to interest expense in the first quarter of 2004, related to the unamortized issuance costs and redemption fee associated with the repurchased notes. On February 19, 2004, the Company also completed the redemption of its 4.75% notes ($165.5 million face value). In connection with the redemption, the Company recorded a charge of $4.9 million to interest expense related to the unamortized issuance costs and redemption fee associated with the repurchased notes.

NOTE 14—SENIOR CONVERTIBLE NOTES

        On December 10, 2003, the Company issued $120.0 million of 0.75% Senior Convertible Notes (the "0.75% Notes") due December 15, 2033. The net proceeds after issuance costs (which will be amortized over 5 years, the earliest term for redemption outside of the Company's control), from the 0.75% Notes offering were $116.0 million. The 0.75% Notes bear interest of 0.75% per year on the principal amount payable semi-annually in arrears on June 15 and December 15 of each year, beginning June 15, 2004. The 0.75% Notes are convertible into 32.2431 shares of Affymetrix common stock per $1,000 principal amount of notes which equates to 3,869,172 shares of common stock, or $31.01 per share of common stock subject to adjustment, prior to the close of business on the business day prior to the maturity date under the following circumstances: (1) during any quarterly conversion period prior to December 15, 2028, if the sales price of the Company's common stock for at least 20 trading days in the 30 consecutive trading-day period ending on the first day of such conversion period reaches a specified threshold, (2) on or after December 28, 2028, at any time after the sale price of the Company's common stock on any date is greater than 130% of the then current conversion price, (3) during the five consecutive trading-day period in which the average of the trading prices for the notes was less than 98% of the average of the sale price of the Company's common stock multiplied by the then applicable conversion rate (4) the 0.75% Notes are called for redemption, or (5) specified corporate transactions have occurred.

        On December 15, 2008, the security holders have the option to deliver the 0.75% Notes to Affymetrix and require the Company to repurchase all outstanding 0.75% Notes for $1,000 in cash each up to a maximum of $120.0 million for all outstanding 0.75% Notes. Additionally, security holders also have the option to require the Company to repurchase the 0.75% Notes payable in cash along with any accrued but unpaid interest on December 15, 2013, 2018, 2023, and 2028. The Company used the net proceeds of the offering to repurchase its 4.75% Notes. Additionally, Affymetrix has the option of redeeming all or part of the 0.75% Notes plus accrued but unpaid interest on or after December 15, 2008 for cash.

NOTE 15—STOCKHOLDERS' EQUITY

COMMON STOCK WARRANTS

        As of December 31, 2004 and 2003, there were warrants oustanding to purchase 27,970 shares of common stock at $3.58 per share, which expire in 2008. As of December 31, 2004 and 2003, there were warrants outstanding to purchase 24,164 and 38,148 shares of common stock at $15.20 per share outstanding, respectively, which expire in 2009.

STOCK OPTION EXCHANGE OFFERING

        On March 7, 2002, the Company filed a Schedule Tender Offer, as subsequently amended on April 4, 2002, with the Securities and Exchange Commission relating to an offer (the "Offer") to current employees (excluding officers as defined in Rule 16a-1(f) of the Securities Exchange Act of 1934, as amended) of the Company or its wholly owned subsidiaries, to exchange all of the options outstanding under the Affymetrix, Inc. Amended and Restated 1993 Stock Plan, Affymetrix, Inc. 1998 Stock Incentive Plan, Affymetrix/Genetic MicroSystems 1998 Stock Option Plan, Affymetrix/Neomorphic 1998 Stock Option Plan, and Affymetrix, Inc. Amended and Restated 2000 Equity Incentive Plan (collectively, the "Plans") to purchase shares of the Company's common stock ("Common Stock"), for new options (the "New Options") to purchase shares of the Common Stock to be granted under the Plans, upon the terms and subject to the conditions described in an Offer to Exchange and related Letter of Transmittal. Following the expiration of the Offer on April 12, 2002, the Company accepted for exchange options to purchase 2,272,984 shares of its common stock (the "Tendered Options"), representing approximately 27.5% of the 8,269,774 options that were eligible to be tendered in the Offer. After a period of more than six months and a day from the expiration date of the Offer, on October 16, 2002 the Company granted New Options to purchase an aggregate of 1,276,234 shares of its common stock in exchange for the Tendered Options. The New Options were granted with exercise prices equal to $23.185 which was the fair market value of the Company's common stock on October 16, 2002. Executive officers of the Company were not permitted to participate in the offer.

        The number of shares of common stock subject to the New Options was equal to the number of shares of common stock subject to the Tendered Options that were accepted for exchange and canceled in accordance with the following exchange ratios:

Exercise Price of Option Tendered	Exchange Ratio
$44.99 or less	1 for 1
$45.00 - $59.99	0.67 for 1
$60.00 - $99.99	0.50 for 1
$100.00 or more	0.33 for 1

STOCKHOLDER RIGHTS PLAN

        On October 15, 1998, the Board of Directors of the Company declared a dividend of (i) one preferred share purchase right (a "Right") for each outstanding share of common stock of the Company, and (ii) a number of Rights for each share of Series AA Preferred Stock of the Company equal to the number of shares of common stock into which such share of Series AA Preferred Stock was convertible. The dividend was paid on October 27, 1998 (the "Record Date") to the stockholders of record on that date. Each Right entitles the registered holder to purchase from the Company one one-thousandth of a share of Series B Junior Participating Preferred Stock, par value $.01 per share, of the Company (the "Series B Preferred Stock") at a price of $62.50 per one one-thousandth of a share of Series B Preferred Stock, subject to adjustment. The Rights will be exercisable if a person or group hereafter acquires beneficial ownership of 15% or more of the common stock of the Company or announces a tender offer for 15% or more of the common stock. The Board of Directors will be entitled to redeem the Rights at one cent per Right at any time before any such person acquires beneficial ownership of 15% or more of the outstanding common stock. If a person or group acquires 15% or more of the outstanding common stock of the Company, each Right will entitle its holder to purchase, at the Right's exercise price, a number of shares of common stock having a market value at that time of twice the Right's exercise price. Rights held by the 15% holder will become void and will not be exercisable to purchase shares at the bargain purchase price. If the Company is acquired in a merger or other business combination transaction after a person acquires 15% or more of the Company's common stock, each Right will entitle its holder to purchase, at the Right's then-current exercise price, a number of the acquiring company's common shares having a market value at that time of twice the Right's exercise price.

        On February 7, 2000, the Company's Board of the Directors approved an amendment to its stockholders rights plan. The amendment increases the exercise price of the Preferred Share Purchase Rights to $625.00 and extends the expiration date of the plan to February 2010. Under the amended plan, each Preferred Share Purchase Right entitles stockholders to buy one one-thousandth of a share of Series B Junior Participating Preferred Stock of the Company at the new exercise price of $625.00. The Rights will be exercisable if a person or group acquires beneficial ownership of 15% or more of the common stock of the Company or announces a tender offer for 15% or more of the common stock.

STOCK OPTION AND BENEFIT PLANS

        In 1996, the Board of Directors adopted the Affymetrix 1996 Non-Employee Directors Stock Option Plan (the "1996 Stock Plan"), which was amended and restated in 2001, under which only nonqualified stock options may be granted to non-employee directors of the Company. Options granted under the 1996 Stock Plan expire no later than ten years and two days from the date of grant. The option price shall be at least 100% of the fair value of the Company's common stock on the date of grant (110% in certain circumstances), as determined by the Board of Directors. Options granted under the 1996 Stock Plan are subject to the vesting provisions set forth in that plan. A total of 600,000 shares of common stock are authorized for issuance under the 1996 Stock Plan and the shares are subject to repurchase by the Company under the terms of the grant. All options granted under the 1996 Stock Plan are exercisable in full six months after the date of grant and are subject to repurchase at the original exercise price by the Company over the remaining vesting period which is generally five years for initial grants and one year for annual grants. At December 31, 2004, there were no shares subject to repurchase under this plan.

        In 1998, the Board of Directors adopted the Affymetrix 1998 Stock Incentive Plan (the "1998 Stock Plan") under which nonqualified stock options and restricted stock may be granted to employees and outside consultants, except that members of the Board of Directors and individuals who are considered officers of the Company under the rules of the National Association of Securities Dealers shall not be eligible. Options granted under the 1998 Stock Plan expire no later than ten years from the date of grant. The option price shall be at least 100% of the fair value of the Company's common stock on the date of grant (110% in certain circumstances), as determined by the Board of Directors. Options may be granted with different vesting terms from time to time as determined by the Board of Directors. A total of 3,600,000 shares of common stock are authorized for issuance under the 1998 Stock Plan and no shares are subject to repurchase by the Company.

        In 2000, the Board of Directors adopted the 2000 Equity Incentive Plan (the "2000 Stock Plan"), which was amended and restated in 2001, under which restricted shares, stock units, stock options and stock appreciation rights may be granted to employees, outside directors and consultants. Options granted under the 2000 Stock Plan expire no later than ten years from the date of grant. The option price shall be at least 100% of the fair value of the Company's common stock on the date of grant (110% in certain circumstances), as determined by the Board of Directors. Options may be granted with different vesting terms from time to time as determined by the Board of Directors. In 2004, the 2000 Stock Plan was amended and restated to increase share availability by 2,500,000 shares bringing the total shares of common stock authorized for issuance under the 2000 Stock Plan to 7,500,000 and no shares are subject to repurchase by the Company.

        Activity under the stock plans through December 31, 2004 is as follows (in thousands, except per share amounts):

		Options Outstanding
	Options Available for Grant	Number Outstanding	Weighted Averaged Exercise Price Per Share
Balance at December 31, 2001	1,987	11,718	$36.99
Granted	(3,336)	3,336	$23.46
Exercised	—	(497)	$9.27
Canceled	3,431	(3,431)	$66.61

Balance at December 31, 2002	2,082	11,126	$24.66
Granted	(436)	436	$23.10
Exercised	—	(834)	$14.33
Canceled	652)	(653)	$24.21
Expired	(660)	—	—

Balance at December 31, 2003	1,638	10,075	$25.48
Authorized	2,500	—	—
Granted	(1,729)	1,730	$30.75
Exercised	—	(2,101)	$17.32
Canceled	361	(361)	$39.05
Expired	(43)	—	$23.01

Balance at December 31, 2004	2,727	9,343	$27.72

        The following table summarized information concerning currently outstanding and exercisable options at December 31, 2004:

	Options Outstanding
		Weighted- Average Remaining Contractual Life (In Years)		Options Exercisable
Range of Exercise Prices	Number (in thousands)		Weighted- Average Exercise Price Per Share	Number (in thousands)	Weighted- Average Exercise Price Per Share
$ 0.26 - 16.39	1,236	2.74	$8.68	1,197	$8.45
$16.59 - 21.26	1,200	6.75	$19.69	719	$19.46
$21.48 - 24.44	1,989	5.14	$23.74	1,691	$23.85
$24.48 - 29.76	1,235	5.75	$26.66	506	$26.53
$29.76 - 34.45	1,837	6.76	$31.42	363	$32.57
$34.47 - 37.72	413	6.44	$35.73	251	$35.61
$38.97 - 47.85	1,180	5.67	$47.32	1,175	$47.34
$47.85 - 133.50	253	5.69	$63.93	205	$64.98

$ 0.26 - 133.50	9,343	5.57	$27.72	6,107	$27.43

RESERVED SHARES

        At December 31, 2004, the Company has shares reserved for future issuance as follows (in thousands):

Options outstanding	9,343
Options available for future grants	2,727
Convertible subordinated notes	3,870
Warrants	52

15,992

DEFERRED STOCK COMPENSATION

        Upon the acquisition of Neomorphic, the fair value of unvested common stock subject to restricted stock agreements and the intrinsic value of the unvested options held by employees was deducted from the purchase price and allocated to deferred stock compensation. Through December 31, 2004, this deferred stock compensation was fully amortized on a straight-line basis to compensation expense over the remaining vesting term except for $4.3 million related to an executive level Neomorphic employee who commenced a leave of absence during the latter part of fiscal 2001. The remaining $4.3 million balance will be amortized if and when the employee resumes active status with us.

NOTE 16—INCOME TAXES

        Pretax income (losses) from foreign operations were approximately $2.7 million, $2.0 million, and $(0.8) million for the years ended December 31, 2004, 2003 and 2002, respectively.

        The provision for income taxes consisted of the following (in thousands):

	2004	2003	2002
Current:
Federal	$437	$1,500	$—
State	280	293	99
Foreign	2,609	770	602

	$3,326	$2,563	$701

        The difference between the provision for income taxes and the amount computed by applying the Federal statutory income tax rate (35%) to loss before taxes is explained as follows (in thousands):

	Year Ended December 31,
	2004	2003	2002
Tax at federal statutory rate	$17,827	$5,896	$(325)
Previously unbenefited losses	(17,503)	(6,571)	(3,102)
State taxes, net	182	190	65
Non-deductible stock compensation	322	783	3,362
Foreign taxes	1,657	748	602
Alternative minimum taxes	1,751	1,500	—
Other	(910)	17	99

	$3,326	$2,563	$701

        Significant components of the Company's deferred tax assets are as follows (in thousands):

	December 31,
	2004	2003
Deferred tax assets:
Net operating loss carryforwards	$64,034	$57,542
Tax credit carryforwards	16,682	13,675
Accrued legal	128	1,390
Deferred revenue	18,631	25,593
Capitalized research and development costs	3,985	5,148
Property and equipment	—	2,083
Intangibles	2,704	3,245
Accrued compensation	3,349	2,933
Accrued warranty	1,652	1,147
Equipment reserve	2,477	2,551
Other, net	5,002	5,989

Total deferred tax assets	118,644	121,296
Valuation allowance for deferred tax assets	(118,182)	(121,296)

Net deferred tax assets	462	—

Net deferred tax liabilities:
Property and equipment	(462)	—

Net deferred tax assets	$—	$—

        Realization of deferred tax assets is dependant upon future earnings, if any, the timing and amount of which are uncertain. Accordingly, the net deferred tax assets have been fully offset by a valuation allowance. The valuation allowance (decreased) increased by $(3.1) million, $(3.0) million and $18.0 million during 2004, 2003, and 2002 respectively. Included in the valuation allowance balance is $75.6 million related to the exercise of stock options which are not reflected as an expense for financial reporting purposes. Accordingly, any future reduction in the valuation allowance relating to this amount will be credited directly to stockholders' equity and not reflected as an income tax benefit in the statement of operations.

        The Company has not provided for deferred income taxes on a cumulative total of $2.3 million of undistributed earnings of foreign subsidiaries because these earnings are intended to be reinvested indefinitely. As of December 31, 2004, the unrecognized deferred tax liability for these earnings was approximately $0.8 million.

        The American Jobs Creation Act of 2004 (the "Jobs Act"), enacted on October 22, 2004, includes numerous changes to tax law, including a one-time favorable incentive for certain foreign earnings repatriated to the United States. As of December 31, 2004, the Company is in the process of evaluating whether it will repatriate foreign earnings under the repatriation provision of the Jobs Act, and if so, the amount that will be repatriated. As of December 31, 2004, it is the Company's intention to continue to indefinitely reinvest certain undistributed foreign earnings and accordingly, no deferred tax liability has been recorded herewith. The Company anticipates that it will conclude its analysis of the impact of the Jobs Act related to the Company's unrepatriated foreign earnings during, or prior to, the Company's fourth quarter of its fiscal year ending December 31, 2005.

        As of December 31, 2004, the Company had total tax-effected net operating loss carryforwards for federal and state income tax purposes of approximately $64.0 million, which expire in the years 2018 through 2023, and federal and state research and development tax credit carryforwards of approximately $16.2 million, which expire in the years 2007 through 2024. Utilization of the Company's net operating loss and tax credit carryforwards may be subject to substantial annual limitations due to the ownership change limitations provided by the Internal Revenue Code and similar state provisions. Such an annual limitation could result in the expiration of the net operating loss before utilization.

        The Company's income taxes payable for federal and state purposes have been reduced by the tax benefits associated with the exercise of certain employee stock options. The Company receives an income tax benefit calculated as the difference between the fair market value of the stock issued at the time of exercise and the option price, tax effected. These benefits were credited directly to shareholders' equity and amounted to $0.7 million for the year ended December 31, 2004. There were no benefits received for the years ended December 31, 2003 and 2002.

NOTE 17—PRODUCT SALES, GEOGRAPHIC SALES, AND SIGNIFICANT CUSTOMERS

        The Company has determined that, in accordance with Statement of Financial Accounting Standards No. 131, "Disclosures about Segments of an Enterprise and Related Information" it operates in one segment as it only reports operating results on an aggregate basis to the chief operating decision makers of the Company. The Company reported product and product related revenue by type and by region as follows (in thousands):

	Year Ended December 31,
	2004	2003	2002
Total product and product related revenue:
Probe arrays	$168,243	$139,591	$140,039
Reagents	31,744	20,419	15,341
Instruments	77,269	62,738	46,213
Subscription fees	20,669	26,208	32,125
Service and other	15,526	18,451	14,820
License fee and milestone revenue	17,434	13,373	—

Total product and product related revenue	$330,885	$280,780	$248,538

Customer location:
United States	$171,674	$152,937	$160,573
Europe(1)	100,553	82,850	58,802
Japan(2)	43,488	35,409	—
Other	15,170	9,584	29,163

Total	$330,885	$280,780	$248,538

(1)
In 2003 and 2004, revenue earned from Europe includes license fees earned in connection with the Roche agreement.

(2)
Prior to fiscal year 2003 sales to Japan are included in "Other" as sales were made through a Japanese distributor. Beginning in January 2003, sales to Japan were made through the Company's wholly owned Japanese subsidiary.

        There were no customers representing 10% or more of total revenue in 2004, 2003 and 2002.

NOTE 18—DEFINED-CONTRIBUTION SAVINGS PLANS

401(K) PLAN

        The Company maintains a defined-contribution savings plan which is qualified under Section 401(k) of the Internal Revenue Code. The plan covers substantially all full-time U.S. employees. Participating employees may defer a portion of their pretax earnings, up to the Internal Revenue Service annual contribution limit. The Company's expense for matching employee contributions totaled $3.0 million in 2004, $1.7 million in 2003 and $2.5 million in 2002. Company contributions vest to employees ratably over four years.

DIRECTOR AND EXECUTIVE DEFERRED COMPENSATION PLAN

        In December 2004, the Board of Directors approved the creation of the Affymetrix, Inc. Deferred Compensation Plan (the "Plan"). The Plan provides directors, executive officers and other eligible employees with the opportunity to enter into agreements to defer specified percentages of their cash compensation derived from base salary, bonus awards and other specified compensation (including director fees). Distributions occur upon termination of service (or the 6-month anniversary after termination), death or upon such other dates that may be elected by the participant in accordance with the terms of the Plan. Generally participants may elect for distributions of deferred amounts upon termination or death to be paid in the form of either a lump sum or in annual installments. Distributions would be made in the event of a change of control of Affymetrix. Deferrals are adjusted for gain or loss based on the performance of one or more investment options selected by the participant from among investment funds chosen by the Compensation Committee of the Board. The Company in its sole discretion may suspend or terminate the Plan or revise or amend it in any respect, except that no such action may reduce vested amounts credited to deferral accounts, and such accounts will continue to be owed to the participants or beneficiaries and will continue to be a liability of the Company until paid. For the year ended December 31, 2004, the Company incurred no expense in connection with the Plan.

NOTE 19—UNAUDITED QUARTERLY FINANCIAL INFORMATION

	2004				2003
	Fourth Quarter	Third Quarter	Second Quarter	First Quarter(2)	Fourth Quarter	Third Quarter	Second Quarter	First Quarter(1)
	(In thousands, except per share amounts)
Total revenue (excluding Perlegen)	$106,383	$78,988	$78,362	$76,984	$87,709	$73,441	$65,883	$64,302
Perlegen revenue	$1,325	$2,742	$1,392	$1,649	$1,455	$2,744	$2,751	$2,509
Total cost of goods sold (excluding Perlegen)	$26,808	$19,474	$21,464	$23,588	$26,800	$24,697	$19,305	$19,013
Perlegen cost of goods sold	$572	$569	$1,099	$1,371	$1,455	$2,744	$2,751	$2,509
Net income (loss)	$27,055	$15,377	$7,009	$(1,833)	$16,010	$5,802	$5,195	$(12,722)
Basic net income (loss) per share	$0.44	$0.25	$0.12	$(0.03)	$0.27	$0.10	$0.09	$(0.22)
Diluted net income (loss) per share(3)	$0.41	$0.24	$0.11	$(0.03)	$0.26	$0.10	$0.09	$(0.22)

(1)
On January 9, 2003, the Company entered into an agreement with Perlegen to license certain Perlegen technologies. Under the terms of the licensing agreement, the Company paid Perlegen a total of $15.0 million in cash. A charge of approximately $10.1 million related to acquired in-process technology valued using the Income Approach was recorded in the first quarter of 2003. The remaining $4.9 million was recorded as an intangible asset and is being amortized over the useful lives of the various components of the asset from six to ten years.

(2)
In January 2004, the Company completed the redemption of its 5.0% notes ($102.0 million face value). In connection with the redemption, the Company recorded a charge of $3.2 million to interest expense in the first quarter of 2004, related to the unamortized issuance costs and redemption fee associated with the repurchased 5.0% notes. In February 2004, the Company also completed the redemption of its 4.75% notes ($165.5 million face value). In connection with the redemption, the Company recorded a charge of $4.9 million to interest expense related to the unamortized issuance costs and redemption fee associated with the repurchased 4.75% notes.

(3)
In September 2004, the Emerging Issues Task Force reached a consensus on Issue No. 04-8, "The Effect of Contingently Convertible Debt on Diluted Earnings Per Share," ("EITF 04-8") which addresses when the dilutive effect of contingently convertible debt instruments should be included in diluted earnings per share. EITF 04-8 requires that contingently convertible debt instruments be included in the computation of diluted earnings per share regardless of whether the market price trigger has been met. EITF 04-8 also requires that prior period diluted earnings per share amounts presented for comparative purposes be restated. EITF 04-8 is effective for reporting periods ending after December 15, 2004. The Company's diluted earnings per share calculation has been restated to include shares issuable upon conversion of the Company's 0.75% senior convertible notes issued in 2003 for periods where the Company reported net income. There were no changes to reported diluted earnings per share except for the third quarter of 2004 where the diluted earnings per share decreased from $0.25 to $0.24.

AFFYMETRIX, INC.

SCHEDULE II—VALUATION AND QUALIFYING ACCOUNTS

(in thousands)

	Balance at Beginning of Period	Charged to Costs and Expenses	Deductions(1)	Balance at End of Period
Year Ended December 31, 2004:
Allowance for doubtful accounts	$761	$765	$(685)	$841
Year Ended December 31, 2003:
Allowance for doubtful accounts	$2,835	$161	$(2,235)	$761
Year Ended December 31, 2002:
Allowance for doubtful accounts	$1,847	$1,351	$(363)	$2,835

(1)
Includes specific accounts receivable balances written off against the allowance of $64, $850 and $363 for the years ended December 31, 2004, 2003 and 2002, respectively. Remaining amounts were credited to bad debt expense.

AFFYMETRIX, INC.

CONDENSED CONSOLIDATED BALANCE SHEETS

(IN THOUSANDS)

(UNAUDITED)

	June 30, 2005	December 31, 2004
	(Unaudited)	(Note 1)
ASSETS:
Current assets:
Cash and cash equivalents	$26,967	$42,595
Available-for-sale securities	245,510	163,120
Accounts receivable	64,319	89,441
Accounts receivable from Perlegen Sciences	2,484	3,964
Inventories	25,837	17,997
Prepaid expenses and other current assets	11,414	5,833

Total current assets	376,531	322,950
Property and equipment, net	66,573	64,179
Acquired technology rights, net	61,031	64,334
Goodwill	18,601	18,601
Notes receivable from employees	1,949	1,900
Other assets	27,251	27,807

	$551,936	$499,771

LIABILITIES AND STOCKHOLDERS' EQUITY:
Current liabilities:
Accounts payable and accrued liabilities	$48,815	$62,963
Deferred revenue—current portion	35,174	33,776

Total current liabilities	83,989	96,739
Deferred revenue—long-term portion	22,380	29,463
Other long-term liabilities	4,553	4,382
Convertible notes	120,000	120,000
Stockholders' equity:
Common stock	636	616
Additional paid-in capital	454,193	407,258
Deferred stock compensation	(6,333)	(4,265)
Accumulated other comprehensive loss	(460)	(3,371)
Accumulated deficit	(127,022)	(151,051)

Total stockholders' equity	321,014	249,187

	$551,936	$499,771

Note
1:  The condensed consolidated balance sheet at December 31, 2004 has been derived from the audited consolidated financial statements at that date included in the Company's Form 10-K for the fiscal year ended December 31, 2004.

See accompanying notes.

AFFYMETRIX, INC.

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

(UNAUDITED)

	Three Months Ended June 30,		Six Months Ended June 30,
	2005	2004	2005	2004
Revenue:
Product sales	$69,213	$61,664	$142,764	$122,755
Product related revenue	10,934	13,511	22,251	27,033

Total product and product related revenue	80,147	75,175	165,015	149,788
Royalties and other revenue	1,993	3,187	3,553	5,558
Revenue from Perlegen Sciences	1,911	1,392	4,098	3,041

Total revenue	84,051	79,754	172,666	158,387

Costs and expenses:
Cost of product sales	17,952	19,388	37,231	40,120
Cost of product related revenue	2,459	2,076	4,964	4,932
Cost of revenue from Perlegen Sciences	1,750	1,099	2,992	2,470
Research and development	20,799	17,804	37,889	35,100
Selling, general and administrative	32,540	29,955	62,137	58,224
Stock-based compensation(1)	33	324	116	648

Total costs and expenses	75,533	70,646	145,329	141,494

Income from operations	8,518	9,108	27,337	16,893
Interest income and other, net	953	(940)	1,667	135
Interest expense	(289)	(404)	(716)	(10,238)

Income before income taxes	9,182	7,764	28,288	6,790
Income tax provision	(1,371)	(755)	(4,259)	(1,614)

Net income	$7,811	$7,009	$24,029	$5,176

Basic net income per share	$0.12	$0.12	$0.38	$0.09

Diluted net income per share	$0.12	$0.11	$0.36	$0.08

Shares used in computing basic net income per share	63,214	60,376	62,785	60,140

Shares used in computing diluted net income per share	70,227	66,919	69,703	62,857

(1)
Stock-based compensation related to the following:

Research and development	$3	$258	$3	$516
Selling, general and administrative	30	66	113	132

	$33	$324	$116	$648

See accompanying notes.

AFFYMETRIX, INC.

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(IN THOUSANDS)

(UNAUDITED)

	Six Months Ended June 30,
	2005	2004
Cash flows from operating activities:
Net income	$24,029	$5,176
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	10,160	10,171
Redemption premium and related write-off of debt issuance costs	—	8,095
Amortization of intangible assets	3,803	2,220
Amortization of investment discounts, net	(355)	(1,375)
Stock-based compensation	116	648
Realized loss on sales of investments	253	999
Realized loss on equity method investment in Perlegen Sciences	2,000	—
Write down of other equity investments	62	1,607
Tax benefit from employee stock options	6,096	—
Amortization of debt offering costs	379	376
Accretion of interest on notes receivable	(49)	(23)
Loss on write-off of equipment	7	424
Changes in operating assets and liabilities:
Accounts receivable, net	26,602	8,531
Inventories	(7,840)	3,831
Prepaid expenses and other current assets	(5,670)	(3,034)
Accounts payable and accrued and other current liabilities	(11,712)	(27,995)
Deferred revenue	(5,685)	(4,591)
Other long-term liabilities	171	673

Net cash provided by operating activities	42,367	5,733

Cash flows from investing activities:
Capital expenditures	(12,568)	(10,866)
Purchases of available-for-sale securities	(191,662)	(97,695)
Proceeds from the sales or maturities of available-for-sale securities	109,615	175,634
Proceeds from the capital distribution of a non-marketable equity investment	411	—
Purchase of non-marketable equity investment in Perlegen Sciences	(2,000)	—
Purchase of non-marketable equity investment	(250)	—
Purchase of technology rights	(500)	(41,913)

Net cash (used in) provided by investing activities	(96,954)	25,160

Cash flows from financing activities:
Issuance of common stock	38,675	19,396
Redemption of convertible subordinated notes	—	(271,778)

Net cash provided by (used in) financing activities	38,675	(252,382)

Effect of exchange rate changes on cash and cash equivalents	284	(212)

Net decrease in cash and cash equivalents	(15,628)	(221,701)
Cash and cash equivalents at beginning of period	42,595	275,928

Cash and cash equivalents at end of period	$26,967	$54,227

See accompanying notes.

AFFYMETRIX, INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

JUNE 30, 2005

(UNAUDITED)

NOTE 1—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

        The accompanying unaudited condensed consolidated financial statements have been prepared in accordance with generally accepted accounting principles for interim financial information and with the instructions to Form 10-Q and Article 10 of Regulation S-X. Accordingly, they do not include all of the information and footnotes required by generally accepted accounting principles for complete financial statements. The condensed consolidated financial statements include the accounts of Affymetrix, Inc. ("Affymetrix" or the "Company") and its wholly owned subsidiaries. All significant intercompany accounts and transactions have been eliminated in consolidation. In the opinion of management, all adjustments (consisting of normal recurring entries) considered necessary for a fair presentation have been included.

        Results for any interim period are not necessarily indicative of results for any future interim period or for the entire year. The accompanying condensed consolidated financial statements should be read in conjunction with the financial statements and notes thereto included in the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2004.

Use of Estimates

        The preparation of the condensed consolidated financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect amounts reported in the financial statements and accompanying notes. Actual results could differ materially from those estimates.

Revenue Recognition

  Overview

        The Company recognizes revenue when persuasive evidence of an arrangement exists, delivery has occurred, the fee is fixed or determinable, and collectibility is reasonably assured. In instances where final acceptance of the product or system is required, revenue is deferred until all the acceptance criteria have been met.

        The Company derives the majority of its revenue from product sales of GeneChip® probe arrays, reagents, and related instrumentation that may be sold individually or combined with any of the product or product related revenue items listed below. When a sale combines multiple elements, the Company accounts for multiple element arrangements under Emerging Issues Task Force Issue No. 00-21 ("EITF 00-21"), "Revenue Arrangements with Multiple Deliverables".

        EITF 00-21 provides guidance on accounting for arrangements that involve the delivery or performance of multiple products, services and/or rights to use assets. In accordance with EITF 00-21, the Company allocates revenue for transactions or collaborations that include multiple elements to each unit of accounting based on its relative fair value, and recognizes revenue for each unit of accounting when the revenue recognition criteria have been met. The price charged when the element is sold separately generally determines fair value. In the absence of fair value of a delivered element, the Company allocates revenue first to the fair value of the undelivered elements and the residual revenue to the delivered elements. The Company recognizes revenue for delivered elements when the delivered elements have stand-alone value and the Company has objective and reliable evidence of fair value for each undelivered element. If the fair value of any undelivered element included in a multiple element arrangement cannot be objectively determined, revenue is deferred until all elements are delivered and services have been performed, or until fair value can objectively be determined for any remaining undelivered elements.

  Product Sales

        Product sales, as well as revenues from Perlegen Sciences, include sales of GeneChip® probe arrays, reagents and related instrumentation. Probe array, reagent and instrumentation revenues are recognized when earned, which is generally upon shipment and transfer of title to the customer and fulfillment of any significant post-delivery obligations. Accruals are provided for anticipated warranty expenses at the time the associated revenue is recognized.

  Product Related Revenue

        Product related revenue includes subscription fees earned under GeneChip® array access programs; license fees; milestones and royalties earned from collaborative product development and supply agreements; equipment service revenue; product related scientific services revenue; and revenue from custom probe array design fees.

        Revenue from subscription fees earned under GeneChip® array access programs is recorded ratably over the related supply term.

        The Company enters into collaborative arrangements which generally include a research and product development phase and a manufacturing and product supply phase. These arrangements may include up-front nonrefundable license fees, milestones, the rights to royalties based on the sale of final product by the partner, product supply agreements and distribution arrangements.

        Any up-front, nonrefundable payments from collaborative product development agreements are typically recognized over the research and product development period, and at-risk substantive based milestones are recognized when earned. Any payments received which are not yet earned are included in deferred revenue.

        Revenue related to extended warranty arrangements is deferred and recognized over the applicable periods. Revenue from custom probe array design fees associated with the Company's GeneChip® CustomExpress™ and CustomSeq™ products are recognized when the associated products are shipped.

  Royalties and Other Revenue

        Royalties and other revenue include royalties earned from third party license agreements and research revenue which mainly consists of amounts earned under government grants. Additionally, other revenue includes fees earned through the license of the Company's intellectual property.

        Royalty revenues are earned from the sale of products by third parties who have been licensed under the Company's intellectual property portfolio. Revenue from minimum royalties is amortized over the term of the creditable royalty period. Any royalties received in excess of minimum royalty payments are recognized under the terms of the related agreement, generally upon notification of manufacture or shipment of a product by a licensee.

        Research revenues result primarily from research grants received from U.S. Government entities or from subcontracts with other life science research-based companies which receive their research grant funding from the U.S. Government. Revenues from research contracts are generated from the efforts of the Company's technical staff and include the costs for material and subcontract efforts. The Company's research grant contracts generally provide for the payment of negotiated fixed hourly rates for labor hours incurred plus reimbursement of other allowable costs. Research revenue is recorded in the period in which the associated costs are incurred, up to the limit of the prior approval funding amounts contained in each agreement. The costs associated with these grants are reported as research and development expense.

        License revenues are generally recognized upon execution of the agreement unless the Company has continuing performance obligations, in which case the license revenue is recognized ratably over the period of expected performance.

  Transactions with Distributors

        The Company recognizes revenue on sales to distributors in accordance with SEC Staff Accounting Bulletin No. 104, "Revenue Recognition," or SAB 104. The Company recognizes revenue when persuasive evidence of an arrangement exists, delivery has occurred or services have been rendered, the seller's price is fixed or determinable, and collectibility is reasonably assured. The Company's agreements with distributors do not include rights of return.

Stock-Based Compensation

        At June 30, 2005, the Company has six stock-based employee and non-employee director compensation plans, which are more fully described in the Company's 2004 Annual Report on Form 10-K. The Company has elected to continue to follow the recognition and measurement principles of APB Opinion No. 25, "Accounting for Stock Issued to Employees", and related Interpretations for these plans.

        In the second quarter of fiscal 2005, the Company granted restricted common stock awards, pursuant to the Company's stock option plan, to certain employees. Upon issuance of the restricted stock awards, unearned compensation equivalent to the market value on the date of grant of approximately $2.1 million was recorded as deferred compensation in stockholders' equity and is being amortized to expense over the appropriate vesting periods of the awards. The Company recognized approximately thirty-three thousand dollars of stock-based compensation expense during the three months ended June 30, 2005 related to these restricted stock awards.

        The following table illustrates the effect on net income (loss) and net income (loss) per share if the Company had applied the fair value recognition provisions of SFAS 123, as amended by SFAS 148, to stock-based employee compensation (in thousands, except per share amounts):

	Three Months Ended June 30,		Six Months Ended June 30,
	2005	2004	2005	2004
Net income—as reported	$7,811	$7,009	$24,029	$5,176
Add: Stock-based employee compensation expense included in reported net income, net of tax	—	324	—	648
Deduct: Total stock-based employee compensation expense determined under fair value method for all awards, net of tax	(3,948)	(4,025)	(7,947)	(8,471)

Pro forma net income (loss)	$3,863	$3,308	$16,082	$(2,647)

Net income (loss) per share:
Basic net income per share—as reported	$0.12	$0.12	$0.38	$0.09

Diluted net income per share—as reported	$0.12	$0.11	$0.36	$0.08

Basic net income (loss) per share—pro forma	$0.06	$0.05	$0.26	$(0.04)

Diluted net income (loss) per share—pro forma	$0.06	$0.05	$0.24	$(0.04)

Net Income Per Share

        Basic net income per share is calculated using the weighted-average number of common shares outstanding during the period less the weighted-average shares subject to repurchase. Diluted income per share gives effect to the dilutive common stock subject to repurchase, stock options and warrants (calculated based on the treasury stock method), and convertible debt (calculated using an as if-converted method).

        The following table sets forth a reconciliation of basic and diluted net income per share (in thousands, except per share amounts):

	Three Months Ended June 30,		Six Months Ended June 30,
	2005	2004	2005	2004
Numerator:
Net income—basic	$7,811	$7,009	$24,029	$5,176
Add effect of dilutive securities:
Interest on convertible notes	415	404	829	—

Net income—diluted	$8,226	$7,413	$24,858	$5,176

Denominator:
Weighted-average shares outstanding	63,296	60,455	62,862	60,221
Less: weighted-average shares of common stock subject to repurchase	(82)	(79)	(77)	(81)

Shares used in computing basic net income per share	63,214	60,376	62,785	60,140
Add effect of dilutive securities:
Employee stock options	3,061	2,557	2,963	2,599
Common stock subject to repurchase	82	79	77	81
Warrants to purchase common stock	—	37	8	37
Convertible notes	3,870	3,870	3,870	—

Shares used in computing diluted net income per share	70,227	66,919	69,703	62,857

Basic net income per share	$0.12	$0.12	$0.38	$0.09

Diluted net income per share	$0.12	$0.11	$0.36	$0.08

        In September 2004, the Emerging Issues Task Force reached a consensus on Issue No. 04-8, "The Effect of Contingently Convertible Debt on Diluted Earnings Per Share", ("EITF 04-8") which addresses when the dilutive effect of contingently convertible debt instruments should be included in diluted earnings per share. EITF 04-8 requires that contingently convertible debt instruments be included, if dilutive, in the computation of diluted earnings per share regardless of whether the market price trigger has been met. EITF 04-8 also requires that prior period diluted earnings per share amounts presented for comparative purposes be restated. EITF 04-8 is effective for reporting periods ending after December 15, 2004. The adoption of EITF 04-8 resulted in no impact on the diluted earnings per share for the three months ended June 30, 2004 and was excluded from the diluted earnings per share for the six months ended June 30, 2004 as the contingently convertible debt instruments were anti-dilutive.

        For the three and six months ended June 30, 2005 and June 30, 2004, diluted earnings per share include certain common share equivalents from outstanding stock options (using the treasury stock method), common stock subject to repurchase, outstanding warrants to purchase common stock and convertible notes (using the as-if-converted method).

        The securities excluded from the computation of diluted net earnings per share, on an actual outstanding basis, were as follows (in thousands):

	Three Months Ended June 30,		Six Months Ended June 30,
	2005	2004	2005	2004
Employee stock options	257	2,384	1,420	2,393
Common stock subject to repurchase	—	9	—	9
Convertible notes	—	—	—	3,870

Total	257	2,393	1,420	6,272

Recent Accounting Pronouncement

        On December 16, 2004, the Financial Accounting Standards Board (FASB) issued FASB Statement No. 123 (revised 2004), "Share-Based Payment", which is a revision of FASB Statement No. 123, "Accounting for Stock-Based Compensation". Statement 123(R) supersedes APB Opinion No. 25, "Accounting for Stock Issued to Employees", and amends FASB Statement No. 95, "Statement of Cash Flows". Generally, the approach in Statement 123(R) is similar to the approach described in Statement 123. However, Statement 123(R) requires all share-based payments to employees, including grants of employee stock options, to be recognized in the income statement based on their fair values. Pro forma disclosure is no longer an alternative. Statement 123(R) must be adopted no later than July 1, 2005. On April 14, 2005, the Securities and Exchange Commission announced the adoption of a new rule that defers the implementation date from July 1, 2005 to January 1, 2006. Therefore, the Company expects to adopt Statement 123(R) effective January 1, 2006 under the modified-prospective method.

        As permitted by Statement 123, the Company currently accounts for share-based payments to employees using Opinion 25's intrinsic value method and, as such, generally recognizes no compensation cost for employee stock options. Accordingly, the adoption of Statement 123(R)'s fair value method will have a significant impact on the Company's result of operations, although it will have no impact on the Company's overall financial position. The impact of adoption of Statement 123(R) cannot be predicted at this time because it will depend on levels of share-based payments granted in the future and the assumptions used in valuing share-based awards. However, had the Company adopted Statement 123(R) in prior periods, the impact of that standard would have approximated the impact of Statement 123 as described in the disclosure of pro forma net income and earnings per share above. Statement 123(R) also requires the benefits of tax deductions in excess of recognized compensation cost to be reported as a financing cash flow, rather than as an operating cash flow as required under current literature. This requirement will reduce net operating cash flows and increase net financing cash flows in periods after adoption.

NOTE 2—PRODUCT SALES AND PRODUCT RELATED REVENUE

        The components of product sales are as follows (in thousands):

	Three Months Ended June 30,		Six Months Ended June 30,
	2005	2004	2005	2004
Probe arrays	$45,941	$35,368	$93,663	$73,345
Reagents	9,746	6,229	19,662	13,777
Instruments	13,526	20,067	29,439	35,633

Total product sales	$69,213	$61,664	$142,764	$122,755

        The components of product related revenue are as follows (in thousands):

	Three Months Ended June 30,		Six Months Ended June 30,
	2005	2004	2005	2004
Subscription fees	$3,153	$4,956	$6,470	$10,515
Service and other	4,199	3,337	8,429	7,436
License fees and milestone revenue	3,582	5,218	7,352	9,082

Total product related revenue	$10,934	$13,511	$22,251	$27,033

NOTE 3—INVENTORIES

        Inventories consist of the following (in thousands):

	June 30, 2005	December 31, 2004
Raw materials	$9,208	$6,719
Work-in-process	7,093	4,181
Finished goods	9,536	7,097

Total	$25,837	$17,997

NOTE 4—ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

        Accounts payable and accrued liabilities consist of the following (in thousands):

	June 30, 2005	December 31, 2004
Accounts payable	$18,117	$14,000
Accrued compensation and related liabilities	16,047	27,416
Accrued taxes	3,954	10,158
Accrued legal	1,400	694
Accrued royalties	451	581
Accrued warranties	4,808	4,113
Other	4,038	6,001

Total	$48,815	$62,963

NOTE 5—COMPREHENSIVE INCOME

        The components of comprehensive income are as follows (in thousands):

	Three Months Ended June 30,		Six Months Ended June 30,
	2005	2004	2005	2004
Net income	$7,811	$7,009	$24,029	$5,176
Foreign currency translation adjustment	161	(7)	284	(212)
Unrealized gain (loss) on available-for-sale securities	427	(1,214)	191	(699)
Unrealized gain on hedging contracts	1,288	850	2,436	1,020

Comprehensive income	$9,687	$6,638	$26,940	$5,285

NOTE 6—ACQUIRED TECHNOLOGY RIGHTS

        Acquired technology rights are comprised of licenses to technology covered by patents to third parties and are amortized over the expected useful life of the underlying patents, which range from one to fifteen years. Accumulated amortization of these rights amounted to $18.4 million and $14.6 million at June 30, 2005 and December 31, 2004, respectively.

        The expected future annual amortization expense of the Company's acquired technology rights and other intangible assets is as follows (in thousands):

For the Year Ending December 31,	Amortization Expense
2005, remainder thereof	$3,729
2006	7,459
2007	7,459
2008	7,447
2009	6,586
Thereafter	28,351

Total expected future annual amortization	$61,031

NOTE 7—RELATED PARTY TRANSACTIONS

Perlegen Sciences, Inc.

        As of June 30, 2005, the Company, and certain of its affiliates, including the Company's chief executive officer and members of the board of directors, held approximately 30% ownership interest in Perlegen Sciences, Inc. ("Perlegen"), a privately-held biotechnology company. In addition, two members of Perlegen's board of directors are also members of the Company's board of directors.

        The Company formed Perlegen in October 2000 as a wholly-owned subsidiary and spun it off in March 2001 in a $100 million private equity financing. The Company acquired its initial ownership interest in Perlegen in an arrangement which provides Perlegen rights to use certain of the Company's intellectual property in its development efforts, and also provides the Company rights to use and commercialize certain data generated by Perlegen in the array field.

        The Company accounts for its ownership interest in Perlegen using the equity method as the Company and its affiliates do not control the strategic, operating, investing and financing activities of Perlegen. Further, the Company has no obligations to provide funding to Perlegen nor does it guarantee or otherwise have any obligations related to the liabilities or results of operations of Perlegen or its investors. Through February 2005, the Company's investment in Perlegen had no cost basis; accordingly, the Company has not recorded its proportionate share of Perlegen's operating losses in its financial statements since the completion of Perlegen's initial financing. In February 2005, the Company participated in Perlegen's Series D preferred stock financing and recorded a $2.0 million investment related to this transaction, which is included in the Company's balance sheet as a component of other assets. As of June 30, 2005, the Company has recorded $2.0 million related to its proportionate share of Perlegen's operating losses, which is included as a component of interest and other income, net, in the Company's condensed consolidated statement of operations.

        In January 2004, the Company sold 400,000 shares of Perlegen common stock for a gain of $0.6 million, which was included as a component of interest and other income, net, during the first quarter of 2004.

        In accordance with Financial Accounting Standards Board Interpretation No. 46 ("FIN 46"), "Consolidation of Variable Interest Entities, an Interpretation of ARB No. 51" as amended, the Company has concluded that Perlegen is a Variable Interest Entity in which the Company holds a variable interest, and that the Company is not the primary beneficiary. Accordingly, no change in accounting is appropriate and the Company will continue to account for its ownership interest in Perlegen under the equity method as described above.

        On June 28, 2005, the Company executed an agreement with a customer pursuant to which the Company agreed to provide genotypic data in the context of whole genome association studies. The Company has subcontracted certain elements of this agreement to Perlegen which will use Affymetrix GeneChip® technology to provide the genotypic data.

NOTE 8—COMMITMENTS AND CONTINGENCIES

Product Warranty Commitment

        The Company provides for anticipated warranty costs at the time the associated revenue is recognized. Product warranty costs are estimated based upon the Company's historical experience and the warranty period. The Company periodically reviews the adequacy of its warranty reserve, and adjusts, if necessary, the warranty percentage and accrual based on actual experience and estimated costs to be incurred. Information regarding the changes in the Company's product warranty liability for the three and six months ended June 30, 2005, respectively, was as follows (in thousands):

Balance at December 31, 2004	$4,113
New warranties issued	658
Repairs and replacements	(537)
Adjustments	—

Balance at March 31, 2005	4,234
New warranties issued	733
Repairs and replacements	(700)
Adjustments	541

Balance at June 30, 2005	$4,808

Legal Proceedings—General

        The Company has been in the past and continues to be a party to litigation which has consumed and may in the future continue to consume substantial financial and managerial resources and which could adversely affect its business, financial condition and results of operations. If in any pending or future intellectual property litigation involving the Company or its collaborative partners, the Company is found to have infringed the valid intellectual property rights of third parties, the Company, or its collaborative partners, could be subject to significant liability for damages, could be required to obtain a license from a third party, which may not be available on reasonable terms or at all, or could be prevented from manufacturing and selling its products. In addition, if the Company is unable to enforce its patents and other intellectual property rights against others, or if its patents are found to be invalid or unenforceable, third parties may more easily be able to introduce and sell DNA array technologies that compete with the Company's GeneChip® brand technology, and the Company's competitive position could suffer. The Company expects to devote substantial financial and managerial resources to protect its intellectual property rights and to defend against the claims described below as well as any future claims asserted against it. Further, because of the substantial amount of discovery required in connection with any litigation, there is a risk that confidential information could be compromised by disclosure.

Multilyte Litigation

        Multilyte Ltd., a British corporation, and Affymetrix are engaged in legal proceedings in the United States and German courts to address allegations made by Multilyte that the Company infringes certain patents owned by Multilyte (the "Multilyte patents") by making and selling the GeneChip® DNA microarray products.

  Germany

        In the actions pending in Germany, on July 18, 2003, Multilyte filed proceedings in the state court of Düsseldorf, alleging infringement of the Multilyte patents. In a separate action in Germany, on October 15, 2003, the Company commenced nullity proceedings in German Federal Patent Court in Munich alleging that the German part of Multilyte's two European patents (EPs 0 134 215 and 0 304 202) are invalid. On June 29 and 30, 2004, the German Federal Patent Court in Munich held that both Multilyte European patents are invalid in Germany. Following that ruling, on July 12, 2004, the Düsseldorf court stayed both sets of infringement proceedings before it, pending Multilyte's appeal of the decisions of the German Federal Patent Court in Munich nullifying both Multilyte patents. The Company was notified on April 5, 2005 that Multilyte has abandoned its appeal of the decision nullifying the European Patent 0 134 215.

  United States

        In the U.S. action, on August 13, 2003, the Company commenced proceedings in the United States District Court for the Northern District of California seeking a declaratory judgment that eight Multilyte patents are not infringed and are invalid. Multilyte has agreed that the Company does not infringe five of the eight named patents. On October 24, 2003, the Company filed an amended complaint seeking a declaratory judgment as to three of the original eight named patents—U.S. Patents 5,432,099, 5,599,720 and 5,807,755. Multilyte answered the Company's complaint for declaratory judgment and asserted counterclaims against the Company alleging infringement of the three patents named by the Company in its complaint. Multilyte has submitted the three patents-in-suit to the United States Patent and Trademark Office for voluntary re-examination. These patents remain in re-examination in the USPTO. On April 28, 2005, the Court granted the Company's motions for summary judgment of non-infringement and entered a final judgment in the action in favor of the Company against Multilyte. On May 5, 2005, Multilyte filed a notice of motion to amend the judgment asserting that the Court's entry of final judgment was premature because it did not give Multilyte the opportunity to present evidence showing infringement under the Court's most recent claim construction. On June 23, 2005, the Court again granted summary judgment of non-infringement. The Court then entered judgment in favor of the Company. Multilyte has appealed the Court's decision to the United States Court of Appeals for the Federal Circuit.

        The Company believes that Multilyte's remaining claims against it are without merit and has filed the declaratory judgment and nullity actions to protect its interests. However, the Company cannot be sure that it will prevail in these matters. The Company's failure to successfully defend against these allegations could result in a material adverse effect on its business, financial condition and results of operations.

Enzo Litigation

        On October 28, 2003, Enzo Life Sciences, Inc., a wholly-owned subsidiary of Enzo Biochem, Inc. (collectively "Enzo") filed a complaint against the Company that is now pending in the United States District Court for the Southern District of New York for breach of contract, injunctive relief and declaratory judgment. The Enzo complaint relates to a 1998 distributorship agreement with Enzo under which the Company served as a non-exclusive distributor of certain reagent labeling kits supplied by Enzo. In its complaint, Enzo seeks monetary damages and an injunction against the Company from using, manufacturing or selling Enzo products and from inducing collaborators and customers to use Enzo products in violation of the 1998 agreement. Enzo also seeks the transfer of certain Affymetrix patents to Enzo. In connection with its complaint, Enzo provided the Company with a notice of termination of the 1998 agreement effective on November 12, 2003.

        On November 10, 2003, the Company filed a complaint against Enzo in the United States District Court for the Southern District of New York for declaratory judgment, breach of contract and injunctive relief relating to the 1998 agreement. In its complaint, the Company alleges that Enzo has engaged in a pattern of wrongful conduct against it and other Enzo labeling reagent customers by, among other things, asserting improperly broad rights in its patent portfolio, improperly using the 1998 agreement and distributorship agreements with others in order to corner the market for non-radioactive labeling reagents, and improperly using the 1998 agreement to claim ownership rights to the Company's proprietary technology. The Company seeks declarations that it has not breached the 1998 agreement, that it is entitled to sell its remaining inventory of Enzo reagent labeling kits, and that nine Enzo patents that are identified in the 1998 agreement are invalid and/or not infringed by it. The Company also seeks damages and injunctive relief to redress Enzo's alleged breaches of the 1998 agreement, its alleged tortious interference with the Company's business relationships and prospective economic advantage, and Enzo's alleged unfair competition. The Company filed a notice of related case stating that its complaint against Enzo is related to the complaints already pending in the Southern District of New York against eight other former Enzo distributors. The Southern District of New York has related the Company's case. There is no trial date in the actions between Enzo and the Company.

        The Company believes that the claims set forth in Enzo's complaint are without merit and have filed the action in the Southern District of New York to protect its interests. However, the Company cannot be sure that it will prevail in these matters. The Company's failure to successfully defend against these allegations could result in a material adverse effect on its business, financial condition and results of operation.

Administrative Litigation and Proceedings

        The Company's intellectual property is expected to be subject to significant additional administrative and litigation actions. For example, in Europe and Japan, third parties are expected to oppose significant patents that the Company owns or controls. Currently, Multilyte Ltd. and ProtoGene Laboratories, Inc. have filed oppositions against the Company's EP 0 619 321 patent in the European Patent Office. PamGene B.V. has filed an opposition against the Company's EP 0 728 520 patent and it was revoked at oral proceedings in January 14, 2004. Affymetrix has appealed this ruling. Also, Abbott Laboratories, Applera, Clondiag and CombiMatrix are parties in opposition against the Company's EP 0 834 575. An oral hearing was conducted by the Opposition Division which upheld the patent on December 4, 2004, and this decision has been appealed. Abbott Laboratories, CombiMatrix, PamGene B.V., Applera and Dr. Peter Schneider filed an opposition against the Company's EP 0 834 576 patent. The Opposition Division revoked the patent during an oral hearing on February 23, 2005 and Affymetrix has appealed this ruling. CombiMatrix has filed an opposition against EP 0 695 941, Agilent, CombiMatrix, Clondiag and Applera have filed an opposition against EP 0 853 679, Applera has opposed EP 0 972 564 and Degussa AG has filed an opposition against EP 1 086 742. These procedures will result in the patents being either upheld in their entireties, allowed to issue in amended form in designated European countries, or revoked.

        Further, in the United States, the Company expects that third parties will continue to "copy" the claims of its patents in order to provoke interferences in the United States Patent & Trademark Office, and it may copy the claims of others. These proceedings could result in the Company's patent protection being significantly modified or reduced, and could result in significant costs and consume substantial managerial resources.

        At this time, the Company cannot determine the outcome of any of the matters described above.

NOTE 9—EQUITY

        During the six months ended June 30, 2005, the Company issued approximately 2.0 million shares of common stock in connection with exercises of employee stock options, warrants and restricted stock awards.

NOTE 10—INCOME TAXES

        The tax provision principally consists of taxes currently payable on the taxable profits generated by the Company's foreign operations, and federal and state taxes offset by the utilization of net operating losses. The increase of 82% or $0.6 million in the second quarter and 164% or $2.6 million in the first six months of 2005 as compared to the same periods in 2004, is primarily due to an increase in pretax income of approximately $21.5 million in the six month period ended June 30, 2005 verses the six month period ended June 30, 2004. Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes" ("SFAS 109") provides for the recognition of deferred tax assets if realization of such assets is more likely than not. Based upon the weight of available evidence, which includes the Company's historical operating performance and previously reported net losses, at June 30, 2005, the Company continues to maintain a full valuation allowance against its net deferred tax assets as they are not yet realizable.

NOTE 11—PENDING ACQUISITION

        On May 31, 2005, Affymetrix entered into a definitive agreement to acquire ParAllele BioScience, Inc. ("ParAllele") which is currently expected to be consummated in the third quarter of 2005, subject to customary closing conditions and regulatory approvals. Upon completion of the merger, ParAllele shareholders will be entitled to receive an aggregate of up to approximately $120.7 million in merger consideration, subject to certain adjustments, including an adjustment for changes in ParAllele's working capital prior to the closing of the transaction. Under certain circumstances, the merger consideration may be paid in Affymetrix stock, in cash or in a combination of stock and cash. Affymetrix intends to account for the merger under the purchase method of accounting in accordance with the provisions of Statement of Financial Accounting Standards No. 141, "Business Combinations." Under this accounting method, Affymetrix will record as its cost the assets of ParAllele less the liabilities assumed, with the excess of such cost over the estimated fair value of such net assets reflected as goodwill. Additionally, certain costs directly related to the merger will be reflected as additional purchase price in excess of net assets acquired. Affymetrix' statement of operations will include the operations of ParAllele after the effective date of the merger. Based on preliminary estimates, Affymetrix expects to record a purchase price for the acquisition of approximately $124.0 million which includes the issuance of approximately 2.2 million shares of Affymetrix common stock valued at approximately $98.5 million, the estimated merger consideration paid in cash of $12.0 million, the estimated fair value of ParAllele common stock options assumed and common stock subject to repurchase of approximately $10.4 million and estimated transaction costs of approximately $3.1 million. The estimated fair value of $98.5 million was derived using the current estimate of fair market value of Affymetrix common stock to be issued in the merger of $44.27, the closing price of Affymetrix' common stock on September 28, 2005. The final recorded cost will be determined based on a number of factors including the Affymetrix stock price on and around the transaction closing date, the number of ParAllele shares and stock options outstanding at the closing date, and ParAllele's final working capital.

PARALLELE BIOSCIENCE, INC. INDEX TO FINANCIAL STATEMENTS

Report of Independent Auditors

To the Board of Directors and Shareholders
of ParAllele BioScience, Inc.

        In our opinion, the accompanying balance sheets and the related statements of operations, of shareholders' deficit and of cash flows present fairly, in all material respects, the financial position of ParAllele BioScience, Inc. ("the Company") at December 31, 2004 and 2003, and the results of its operations and its cash flows for each of the two years in the period ended December 31, 2004 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these financial statements in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

        The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2 to the financial statements, the Company has incurred losses from operations since its inception, which raise substantial doubt about its ability to continue as a going concern. Management's plans regarding these matters are also described in Note 2. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

/s/ PRICEWATERHOUSECOOPERS LLP

June 21, 2005

Report of Independent Auditors

The Board of Directors
ParAllele BioScience, Inc.

        We have audited ParAllele BioScience, Inc.'s statements of operations, shareholders' deficit and cash flows for the year ended December 31, 2002. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

        We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

        In our opinion, the financial statements referred to above present fairly, in all material respects, ParAllele BioScience, Inc.'s results of operations and cash flows for the year ended December 31, 2002, in conformity with accounting principles generally accepted in the United States.

/s/ ERNST & YOUNG LLP

May 20, 2003

ParAllele BioScience, Inc.

Balance Sheets

(In thousands, except share data)

		December 31,
	June 30, 2005
		2004	2003
	(Unaudited)
Assets
Current assets
Cash and cash equivalents	$4,656	$2,092	$12,269
Accounts receivable	2,165	3,344	737
Inventory, net	2,438	1,281	—
Restricted cash	51	127	127
Prepaid expenses and other current assets	555	394	311

Total current assets	9,865	7,238	13,444
Property and equipment, net	1,847	2,140	1,127
Restricted cash	214	214	—
Other assets	51	51	—

Total assets	$11,977	$9,643	$14,571

Liabilities, Redeemable Convertible Preferred Stock and Shareholders' Deficit
Current Liabilities
Accounts payable	$3,211	$1,676	$904
Accrued expenses and other liabilities	1,762	1,486	369
Deferred revenue	1,672	1,400	15
Convertible promissory notes payable	6,000	—	—
Current portion of borrowings	862	378	504

Total current liabilities	13,507	4,940	1,792
Other liabilities	46	62	96
Noncurrent portion of borrowings	5,266	2,985	419

Total liabilities	18,819	7,987	2,307

Commitments (Note 7)
Series A redeemable convertible preferred stock, $0.001 par value; 7,858,333 shares authorized; 7,687,735 and 7,666,165 shares issued and outstanding at December 31, 2004 and 2003, respectively, and 7,687,735 shares issued and outstanding at June 30, 2005 (unaudited) (liquidation preference of $8,910 at December 31, 2004 and $8,885 at December 31, 2003)	11,462	11,093	10,328
Series B redeemable convertible preferred stock, $0.001 par value; 10,000,000 shares authorized, 7,063,898 shares issued and outstanding at December 31, 2004, 2003, and June 30, 2005 (unaudited) (liquidation preference of $16,318 at December 31, 2004)	18,600	17,939	16,617

	30,062	29,032	26,945

Shareholders' deficit:
Common stock: $0.001 par value; 50,000,000 shares authorized, 5,016,990, 4,499,969 and 5,980,152 issued and 4,339,841, 3,692,872 and 5,562,386 outstanding, excluding 684,148, 814,097 and 424,765 shares subject to repurchase and classified as a liability (Note 9) at December 31, 2004, 2003 and June 30, 2005, (unaudited) respectively	5	4	3
Additional paid-in capital	—	—	—
Note receivable from shareholder	(126)	(126)	(126)
Accumulated deficit	(36,783)	(27,254)	(14,558)

Total shareholders' deficit	(36,904)	(27,376)	(14,681)

Total liabilities, redeemable convertible preferred stock and shareholders' deficit	$11,977	$9,643	$14,571

The accompanying notes are an integral part of these financial statements

ParAllele BioScience, Inc.

Statements of Operations

(In thousands, except per share data)

	Three Months Ended June 30,		Six Months Ended June 30,		Years Ended December 31,
	2005	2004	2005	2004	2004	2003	2002
	(Unaudited)		(Unaudited)
Revenue
Services and collaborations revenue	$1,651	$290	$2,317	$603	$2,951	$2,057	$—
Product sales	379	350	479	350	1,508	—	—
Grant and other revenue	—	205	300	373	905	758	364

Total revenue	2,030	845	3,096	1,326	5,364	2,815	364

Cost of revenue
Cost of services and collaborations	1,378	683	1,972	987	2,421	1,347	—
Cost of product sales	75	325	137	325	575	—	—

Total cost of revenue	1,453	1,008	2,109	1,312	2,996	1,347	—

Gross margin	577	(163)	987	14	2,368	1,468	364
Operating expenses
Research and development	2,273	1,833	5,040	3,558	7,611	5,345	4,769
General and administrative	1,976	848	2,874	1,407	2,868	1,594	1,167
Sales and marketing	742	489	1,529	874	2,616	549	45

Total operating expenses	4,991	3,170	9,443	5,839	13,095	7,488	5,981

Operating loss	(4,414)	(3,333)	(8,456)	(5,825)	(10,727)	(6,020)	(5,617)
Interest and other income, net	36	19	44	44	84	48	67
Interest expense	(289)	(60)	(393)	(86)	(252)	(160)	(37)

Net loss	(4,667)	(3,374)	(8,805)	(5,867)	(10,895)	(6,132)	(5,587)
Accretion of redeemable convertible preferred stock	(515)	(515)	(1,031)	(1,031)	(2,062)	(1,157)	(631)

Net loss available to common shareholders	$(5,182)	$(3,889)	$(9,836)	$(6,898)	$(12,957)	$(7,289)	$(6,218)

Net loss per share available to common shareholders
Basic and diluted	$(1.06)	$(1.25)	$(2.20)	$(2.32)	$(4.00)	$(3.49)	$(6.22)

Weighted-average number of shares used in per share calculation:
Basic and diluted	4,888	3,118	4,461	2,974	3,243	2,087	999

The accompanying notes are an integral part of these financial statements.

ParAllele BioScience, Inc.

Statement of Shareholders' Deficit

(In thousands)

	Common Stock			Note Receivable from Shareholder
			Additional Paid-In Capital		Accumulated Deficit	Total Shareholders' Deficit
	Shares	Amount
Balances, December 31, 2001	3,280	$3	$88	$—	$(1,277)	$(1,186)
Issuance of common stock for cash upon exercise of options in February 2002 and December 2002	36	—	4	—	—	4
Issuance of common stock related to licensing agreement at $0.15 per share in December 2002	101	—	15	—	—	15
Issuance of warrants in connection with equipment financing loan	—	—	14	—	—	14
Compensation expense related to options granted to consultants	—	—	7	—	—	7
Compensation expense related to licensing agreement	—	—	17	—	—	17
Accretion of Series A redeemable convertible preferred stock	—	—	(145)	—	(486)	(631)
Net loss	—	—	—	—	(5,587)	(5,587)

Balances, December 31, 2002	3,417	3	—	—	(7,350)	(7,347)
Issuance of common stock for cash upon exercise of options and vesting of restricted stock	276	—	41	—	—	41
Issuance of warrants in connection with equipment financing loan	—	—	6	—	—	6
Accretion of Series A redeemable convertible preferred stock	—	—	(46)	—	(673)	(719)
Accretion of Series B redeemable convertible preferred stock	—	—	(35)	—	(403)	(438)
Compensation expense related to options granted to consultants	—	—	16	—	—	16
Note receivable from shareholder	—	—	—	(126)	—	(126)
Compensation expense related to license agreement	—	—	18	—	—	18
Net loss	—	—	—	—	(6,132)	(6,132)

Balances, December 31, 2003	3,693	3	—	(126)	(14,558)	(14,681)
Issuance of common stock for cash upon exercise of options and vesting of restricted stock	647	1	86	—	—	87
Issuance of Series A redeemable convertible preferred stock for cash upon exercise of warrants	—	—	(23)	—	—	(23)
Issuance of warrants in connection with loan facility	—	—	151	—	—	151
Accretion of Series A redeemable convertible preferred stock	—	—	(214)	—	(525)	(739)
Accretion of Series B redeemable convertible preferred stock	—	—	(47)	—	(1,276)	(1,323)
Compensation expense related to options granted to consultants	—	—	13	—	—	13
Compensation expense related to licensing agreement	—	—	34	—	—	34
Net loss	—	—	—	—	(10,895)	(10,895)

Balances, December 31, 2004	4,340	4	—	(126)	(27,254)	(27,376)
Issuance of common stock for cash upon exercise of options and vesting of restricted stock (unaudited)	1,212	1	192	—	—	193
Compensation expense related to issuance of common stock grant (unaudited)	10	—	8	—	—	8
Accretion of Series A redeemable convertible preferred stock (unaudited)	—	—	(200)	—	(170)	(370)
Accretion of Series B redeemable convertible preferred stock (unaudited)	—	—	(107)	—	(554)	(661)
Compensation expense related to options granted to consultant (unaudited)	—	—	26	—	—	26
Compensation expense related to modification of employee stock option agreements (unaudited)	—	—	34	—	—	34
Compensation expense related to licensing agreement (unaudited)	—	—	47	—	—	47
Net loss (unaudited)	—	—	—	—	(8,805)	(8,805)

Balances, June 30, 2005 (unaudited)	5,562	$5	$—	$(126)	$(36,783)	$(36,904)

The accompanying notes are an integral part of these financial statements.

ParAllele BioScience, Inc.

Statements of Cash Flows

(In thousands)

	Six Months Ended June 30,		Years Ended December 31,
	2005	2004	2004	2003	2002
	(Unaudited)
Cash flows from operating activities
Net loss	$(8,805)	$(5,867)	$(10,895)	$(6,132)	$(5,587)
Adjustments to reconcile net loss to net cash used in operating activities
Depreciation and amortization	594	409	921	450	225
Provision for inventory obsolescence	110	—	120	—	—
Stock options granted to consultants for services	26	4	13	16	7
Stock options modification to employees	34	—	—	—	—
Stock compensation related to issuance of common stock for license agreement	47	16	34	19	32
Amortization of debt discount in connection with warrants related to equipment financing	44	23	64	10	10
Interest expense accrued on convertible notes payable	104	—	—	—	—
Changes in operating assets and liabilities
Accounts receivable	1,179	(491)	(2,607)	(560)	(178)
Inventory	(1,267)	(195)	(1,401)	—	—
Prepaid expenses and other current assets	(161)	107	(83)	(254)	(46)
Other assets	—	(1)	(51)	15	—
Accounts payable	1,535	513	772	333	105
Accrued expenses and other liabilities	202	242	1,106	79	169
Deferred revenue	272	797	1,385	15	—

Net cash used in operating activities	(6,086)	(4,443)	(10,622)	(6,009)	(5,263)

Cash flows from investing activities
Purchase of property and equipment	(301)	(1,306)	(1,934)	(705)	(719)
Decrease (increase) in restricted cash	76	(214)	(214)	(51)	—

Net cash used in investing activities	(225)	(1,520)	(2,148)	(756)	(719)

Cash flows from financing activities
Proceeds from issuance of Series A redeemable convertible preferred stock, net of issuance costs	—	—	2	1,000	—
Proceeds from issuance of Series B redeemable convertible preferred stock, net of issuance costs	—	—	—	14,703	—
Issuance cost of series B redeemable convertible preferred stock	—	(1)	(1)	—	—
Proceeds from issuance of common stock	154	46	66	35	4
Proceeds from issuance of convertible notes payable	6,000	—	—	1,500	—
Proceeds from equipment financing loans and loan facility	2,970	1,028	3,030	464	1,035
Payments on equipment financing loans	(249)	(248)	(504)	(435)	(137)

Net cash provided by financing activities	8,875	825	2,593	17,267	902

Net increase (decrease) in cash and cash equivalents	2,564	(5,138)	(10,177)	10,502	(5,080)
Cash and cash equivalents at beginning of period	2,092	12,269	12,269	1,767	6,847

Cash and cash equivalents at end of period	$4,656	$7,131	$2,092	$12,269	$1,767

Supplemental disclosure of cash flow information
Cash paid for interest	$203	$64	$168	$73	$22
Supplemental disclosure of noncash investing and financing activities
Accretion of Series A and Series B redeemable convertible preferred stock to redemption value	$1,031	$1,031	$2,062	$1,157	$631
Conversion of convertible promissory notes and accrued interest into Series A redeemable convertible preferred stock	$—	$—	$—	$1,575	$—
Discount on equipment financing loans	$43	$129	$86	$—	$—

The accompanying notes are an integral part of these financial statements.

ParAllele BioScience, Inc.

Notes to Financial Statements

1. Formation and Business of the Company

  Description of Business

        ParAllele BioScience, Inc. (the "Company"), a specialty pharmaceutical company, was incorporated as ParAllele Genomics, Inc. in the State of California on November 3, 2000. In March 2002, the Company changed its name to ParAllele BioScience, Inc. The Company was organized to develop and commercialize comprehensive genetics discovery tools that will be utilized by commercial, academic and government customers to accelerate healthcare breakthroughs. The Company's products and services are based on a proprietary set of technologies and are used by the Company and its customers to discover and analyze genetic variation. Understanding genetic variation is important to developing new pharmaceutical and diagnostic products.

        Prior to 2004, the Company was in the development stage. The primary focus of its operation consisted of developing initial products and processes, raising capital, establishing facilities and recruiting personnel. In 2004, the Company had released its products and services to the market and no longer considered itself as a development stage enterprise.

  Acquisition Agreement

        In May 2005, the Company entered into a definitive agreement to be acquired by Affymetrix, Inc. ("Affymetrix") for approximately $120.7 million, subject to certain adjustments, including changes in working capital prior to closing. The consideration is intended to be paid in Affymetrix stock and/or cash and is expected to close in the third quarter of 2005, subject to shareholder approval, customary closing conditions and regulatory approvals.

2. Summary of Significant Accounting Policies Description of Business

  Unaudited Interim Financial Data

        The accompanying balance sheet as of June 30, 2005, statement of stockholders' deficit for the six months ended June 30, 2005, statement of cash flows for the six months ended June 30, 2005, and the statements of operations for the three and six months ended June 30, 2005 and 2004 are unaudited. The unaudited interim financial statements have been prepared on the same basis as the annual financial statements and, in the opinion of management, reflect all adjustments, which include only normal recurring adjustments, necessary for a fair statement of the results of operations for the periods shown. The financial data and other information disclosed in these notes to the financial statements related to the interim periods are unaudited and they do not include all of the information and footnotes required by accounting principles generally accepted in the United States of America for complete financial statements. The results for the six months ended June 30, 2005, are not necessarily indicative of the results to be expected for the year ending December 31, 2005, or any other interim period or for any future year.

  Basis of Presentation

        The accompanying financial statements have been prepared in conformity with accounting principles generally accepted in the United States, which contemplate the realization of assets and the satisfaction of liabilities and commitments in the normal course of business. Since commencing principal activities, the Company has been engaged primarily in research and development activities. The Company has incurred net losses and has had negative cash flows from operations during each period from inception through December 31, 2004, and has an accumulated deficit of $27.2 million at December 31, 2004. The Company's recurring losses from operations and working capital deficiency raise substantial doubt regarding the Company's ability to continue as a going concern for a reasonable period of time. The continued existence of the Company is dependent on the Company's ability to obtain adequate funding and eventually establish profitable operations. Management expects to obtain additional equity funding, establish profitable operations, and to eventually generate cash from the sale of its products and services. The accompanying financial statements do not include any adjustments that might result from the outcome of this uncertainty.

  Use of Estimates

        The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statement and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. These estimates and assumptions include reserves related to inventories, the recoverability of long-lived assets, deferred tax assets and related valuation allowances and valuation of equity instruments.

  Certain Risks and Uncertainties

        The Company currently has several single source suppliers which, individually, manufacture different specific components of genotyping kits. As each supplier owns the licensed technology to manufacture the components, any interruptions or delay in the supply of these materials could impair the Company's ability to meet the demand of customers and could have a material adverse effect on its business, financial condition and results of operations.

  Cash and Cash Equivalents

        The Company considers all highly liquid investments with original maturities of three months or less to be cash equivalents. Cash equivalents consist primarily of money market funds and certificates of deposit, which are carried at market value.

  Fair Value of Financial Instruments

        The carrying amount of the Company's financial instruments, including cash and cash equivalents, accounts payable and accrued liabilities approximate fair value due to their short maturities. Based on the borrowing rates currently available to the Company for loans with similar terms, the carrying values of outstanding borrowings approximate their fair values.

  Concentration of Credit Risk

        The Company's cash and cash equivalents are primarily maintained at one financial institution in the United States. Deposits held with this financial institution may exceed the amount of insurance provided on such deposits. The Company has not experienced any losses on its deposits of cash and cash equivalents.

Significant Revenue Concentration (in thousands):

	Three Months Ended June 30		Six Months Ended June 30		Years Ended December 31,
	2005		2005		2004		2003
	Revenue	Percent of Total Revenue	Revenue	Percent of Total Revenue	Revenue	Percent of Total Revenue	Revenue	Percent of Total Revenue
	(Unaudited)		(Unaudited)
Customer A	$388	19%	$779	25%	$1,125	21%	$—	—
Customer B	$265	13%	$265	9%	$921	17%	$1,534	55%
Customer C	$172	8%	$273	9%	$707	13%	$—	—
Customer D	$82	4%	$82	3%	$540	10%	$—	—
Customer E	$7	0%	$70	2%	$777	14%	$—	—
Customer F	$203	10%	$340	11%	$—	—	$—	—
Customer G	$200	10%	$298	10%	$—	—	$—	—

Significant Accounts Receivable Concentration (in thousands):

			Years Ended December 31,
	June 30, 2005		2004		2003
	Receivable Balance	Percent of Total Receivable	Receivable Balance	Percent of Total Receivable	Receivable Balance	Percent of Total Receivable
	(Unaudited)
Customer A	$414	19%	$716	21%	$—	—
Customer B	$—	—	$462	14%	$516	70%
Customer C	$244	11%	$705	21%	$—	—
Customer D	$—	—	$425	13%	$—	—
Customer E	$—	—	$—	—	$221	30%
Customer H	$250	12%	$—	—	$—	—
Customer I	$300	14%	$—	—	$—	—

  Allowance for Doubtful Accounts

        The Company extends credit to its customers in the normal course of business and generally does not require collateral or other security. The Company performs ongoing credit evaluations of its customers' financial condition, and maintains an allowance for doubtful accounts receivable based upon the expected collectibility of accounts receivable.

  Inventories

        Inventories are stated at the lower of cost or market. Cost is determined using the first-in, first-out (FIFO) method. Inventory includes raw materials, work-in progress and finished goods that may be used in the research and development process and such items are expensed as consumed. Provisions for slow-moving, excess and obsolete inventories are provided based on product life cycle and development plans, product expiration and quality issues, historical experience and inventory levels.

  Restricted Cash

        At December 31, 2004 and 2003, the Company had letters of credit of $291,000 and $77,000, respectively, issued in favor of its facility lessors, which are secured by certificates of deposits with a financial institution. At December 31, 2004 and 2003, the Company also had a certificate of deposit of $50,000 with a financial institution, which is held as collateral for the cash management of the Company's credit cards. These amounts are recorded as restricted cash in the accompanying balance sheets.

  Property and Equipment

        Property and equipment is stated at cost, less accumulated depreciation and amortization. Property and equipment is depreciated using the straight-line method over its useful life, which is generally three years. Amortization of leasehold improvements is computed using the straight-line method over the shorter of the useful life or remaining lease term. Upon sale or retirement, the asset's cost and related gain or loss is reflected in the statement of operations. Repairs and maintenance costs are charged to expenses as incurred.

  Impairment of Long-lived Assets

        The Company reviews long-lived assets, including property and equipment, for impairment whenever events or changes in business circumstances indicate that the carrying amount of the assets may not be fully recoverable. An impairment loss would be recognized when estimated undiscounted future cash flows expected to result from the use of the asset and its eventual disposition are less than its carrying amount. Impairment, if any, is measured as the amount by which the carrying amount of a long-lived asset exceeds its fair value. The Company considers various valuation factors, principally undiscounted cash flows, to assess the fair value of long-lived assets. To date, the Company has not recorded any impairment losses.

  Revenue Recognition

        Revenue consists of amounts earned under service and collaboration agreements, product sales and research grants. Revenue from collaboration agreements is generally recognized on a straight-line basis over the life of the collaboration agreement or as the research work is performed. Revenue from product sales is recognized when there is persuasive evidence of a contractual arrangement with the customer, the fee is fixed and determinable, collection of the resulting receivable is reasonably assured, title has transferred to its customers and there are no significant remaining obligations. Grant revenue is recognized as related research and development expenses are incurred over the related funding periods as specified in the respective contracts. Deferred revenue is recorded for amounts received from customers for which services have not been performed. Up-front fees received in connection with product sales are deferred and recognized when the associated product shipments occur.

  Research and Development

        Research and development costs are charged to operating expenses as incurred and consist primarily of personnel costs, allocated overhead, including facility, training, health insurance and other overhead costs, contract services and supplies.

  Income Taxes

        The Company accounts for income taxes under the liability method. Under this method, deferred income tax assets and liabilities are computed for differences between the financial statement and tax bases of assets and liabilities that will result in taxable or deductible amounts in the future based on enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established when necessary to reduce tax assets to the amount expected to be realized.

  Net Loss Per Common Share

        Basic net loss per common share is computed by dividing net loss attributable to common shareholders by the weighted average number of vested common shares outstanding during the period. Diluted net loss per common share is computed by giving effect to all potential dilutive common shares, including options, warrants and redeemable convertible preferred stock.

        The following table provides a reconciliation of weighted-average number of common shares outstanding and the weighted-average of unvested common shares (in thousands):

	Three Months Ended June 30,		Six Months Ended June 30,		Years Ended December 31,
	2005	2004	2005	2004	2004	2003	2002
	(Unaudited)		(Unaudited)
Denominator:
Weighted-average common shares outstanding	5,825	4,806	5,490	4,746	4,834	3,932	3,303
Less: Weighted-average unvested common shares	(937)	(1,688)	(1,029)	(1,772)	(1,591)	(1,845)	(2,304)

Weighted-average number of common shares outstanding and used in computing basic and diluted net loss per common share	4,888	3,118	4,461	2,974	3,243	2,087	999

        The following outstanding options, restricted stock, warrants, redeemable convertible preferred stock and convertible notes were excluded from the computation of basic and diluted net loss per common share for the periods presented because including them would have an anti-dilutive effect (in thousands):

	June 30,		December 31,
	2005	2004	2004	2003	2002
	(Unaudited)
Options to purchase common stock	2,438	2,895	3,086	2,813	1,585
Restricted stock	228	832	532	1,144	1,756
Warrants to purchase redeemable convertible preferred stock	249	271	249	192	187
Redeemable convertible preferred stock (as if converted)	14,752	14,730	14,752	14,730	6,803
Convertible notes (as if converted)	2,597	—	—	—	—

        On August 31, 2005, the convertible promissory notes were amended (see Note 12).

  Accounting for Stock-Based Compensation

        The Company has elected to follow the intrinsic value method in accordance with Accounting Principles Board ("APB") Opinion No. 25, Accounting for Stock Issued to Employees, and related interpretations, including Financial Accounting Standards Board ("FASB") Interpretation No. 44, Accounting for Certain Transactions Involving Stock Compensation, in accounting for its employee stock options. Under APB No. 25, no compensation expense is recorded for stock option grants to employees with an exercise price equal to the estimated fair value of the underlying stock, as determined by the Company's Board of Directors at the date of grant. The Company has provided additional pro forma disclosure as required under Statement of Financial Accounting Standard ("SFAS") No. 123, Accounting for Stock-Based Compensation ("SFAS 123"), as amended by SFAS No. 148.

        Had compensation cost for the Company's employee stock-based compensation been determined consistent with SFAS No. 123, the Company's pro forma net loss would have been as follows (in thousands, except per share):

	Three Months ended June 30,		Six Months ended June 30,		Years ended December 31,
	2005	2004	2005	2004	2004	2003	2002
	(Unaudited)		(Unaudited)
Net loss available to common shareholders, as reported	$(5,182)	$(3,889)	$(9,836)	$(6,898)	$(12,957)	$(7,289)	$(6,218)
Add: Stock based employee compensation expense included in reported net loss	34		34
Deduct: Total stock-based employee compensation determined under fair value-method	(83)	(2)	(90)	(5)	(23)	(8)	(7)

Adjusted net loss	$(5,231)	$(3,891)	$(9,892)	$(6,903)	$(12,980)	$(7,297)	$(6,225)

Net loss available to common shareholder, basic and diluted
As reported	$(1.06)	$(1.25)	$(2.20)	$(2.32)	$(4.00)	$(3.49)	$(6.22)

As adjusted	$(1.07)	$(1.25)	$(2.22)	$(2.32)	$(4.01)	$(3.50)	$(6.23)

        Such pro forma disclosure may not be representative of future stock-based compensation expense because such options vest over several years and additional grants may be made each year.

        The fair value of these options was estimated at the date of grant using the minimum value method with the following assumptions:

	Three Months ended June 30,		Six Months ended June 30,		Years ended December 31,
	2005	2004	2005	2004	2004	2003	2002
	(Unaudited)		(Unaudited)
Risk-free interest rate	3.7%	3.6%	3.6%—4.1%	2.4%—3.6%	2.4%—3.6%	2.3%—4.9%	3.0%—4.7%
Dividend yield	0%	0%	0%	0%	0%	0%	0%
Expected life (years)	4	4	4	4	4	4	4

        The weighted-average estimated per share fair values of options granted during the years ended December 31, 2004, 2003, and 2002 were $0.04, $0.02 and $0.02, respectively.

        Options granted to nonemployees are accounted for in accordance with Emerging Issues Task Force ("EITF") Consensus No. 96-18, Accounting for Equity Instruments That Are Issued to Other Than Employees for Acquiring, or in Conjunction with Selling, Goods or Services which requires that such equity instruments are recorded at their fair value on the measurement date. The measurement of stock-based compensation is subject to period adjustment as the underlying equity instrument vests.

        Expense associated with options granted to nonemployees was approximately $17,000 and $3,000 for the three months ended June 30, 2005 and 2004, respectively, approximately $26,000 and $4,000 for the six months ended June 30, 2005 and 2004, respectively, and $13,000, $16,000 and $7,000 for the years ended December 31, 2004, 2003 and 2002, respectively. The fair value of the stock options granted is calculated using the Black-Scholes options pricing model based on the following assumptions:

	Three Months ended June 30,		Six Months ended June 30,		Years ended December 31,
	2005	2004	2005	2004	2004	2003	2002
Risk-free interest rate	3.7%	3.6%	3.6%—4.1%	2.4%—3.6%	2.11%—3.86%	1.77%—4.63%	4.65%—5.28%
Volatility	100%	100%	100%	100%	100%	100%	100%
Dividend yield	0%	0%	0%	0%	0%	0%	0%
Expected life (years)	4	4	4	4	4	4	4

  Recent Accounting Pronouncements

        In November 2004, the FASB issued SFAS No. 151, Inventory Costs, an amendment to Accounting Research Bulletin ("ARB") No. 43, Chapter 4. SFAS No. 151 clarifies the accounting for abnormal amounts of idle facility expense, freight, handling costs and wasted materials. SFAS No. 151 is effective for inventory costs incurred during the fiscal year beginning after June 15, 2005. The Company does not believe the adoption of SFAS No. 151 will have a material effect on the Company's financial position, results of operations or cash flows.

        In December 2004, the FASB issued FASB No. 123R, Share-Based Payment, which replaced SFAS No. 123 and supersedes APB No. 25 and amends SFAS No. 95. SFAS No. 123R addresses the accounting for share-based payment transactions in which a company receives employee services in exchange for either equity instruments of the company or liabilities that are based on the fair value of the company's equity instruments or that may be settled by the issuance of such equity instruments. Under SFAS No. 123R, companies will no longer be able to account for share-based compensation transactions using the intrinsic method in accordance with APB No. 25 but will be required to account for such transactions using a fair value method and recognize the expense in the statement of earnings. SFAS No. 123R is effective at the beginning of 2006. The Company has not yet determined which fair value method and transitional provision it will follow and has not yet determined the impact on the Company's financials of adopting SFAS No. 123R.

        In March 2005, the SEC issued Staff Accounting Bulletin ("SAB") No. 107 ("SAB 107"). SAB 107 provides guidance for the implementation of SFAS No. 123R with respect to valuation techniques, expected volatility and expected term for valuing employee stock options among other matters. The provisions of SAB 107 will be effective for the Company at the time the Company adopts SFAS No. 123R.

        In May 2005, the FASB issued SFAS 154, Accounting Changes and Error Corrections—a replacement of APB Opinion No. 20 and FASB Statement No. 3. SFAS 154 requires retrospective application to prior periods' financial statements of changes in accounting principle, unless it is impracticable to determine either the period-specific effects or the cumulative effect of the change.

APB 20 previously required that most voluntary changes in accounting principle be recognized by including in net income of the period of the change the cumulative effect of the changing to the new accounting principle. The statement is effective for fiscal years beginning after December 15, 2005.

        In June 2005, the FASB issued as final FSP No. 150-5 Issuers Accounting under FASB Statement No. 150 for Freestanding Warrants an Other Similar Instruments on Shares that are Redeemable. The FSP clarifies that freestanding warrants and similar instruments on shares that are redeemable should be accounted for as liabilities under FASB Statement No. 150 "Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity" regardless of the timing of the redemption feature or price, even though the underlying shares may be classified as equity. The FSP is effective for the first fiscal year beginning after June 30, 2005.

3. Inventory

        Inventory consists of the following (in thousands):

		December 31,
	June 30, 2005	2004	2003
	(Unaudited)
Raw materials	$1,831	$1,048	$—
Work-in-process	108	29	—
Finished goods	499	204	—

	$2,438	$1,281	$—

4. Property and Equipment

        Property and equipment consists of the following (in thousands):

		December 31,
	June 30, 2005
		2004	2003
	(Unaudited)
Laboratory equipment	$3,143	$2,947	$1,522
Computer equipment and software	791	687	271
Furniture	28	27	22
Leasehold improvements	88	88	—

	4,050	3,749	1,815
Less: Accumulated depreciation and amortization	(2,203)	(1,609)	(688)

	$1,847	$2,140	$1,127

        Depreciation and amortization expense was approximately $921,000 and $450,000 for the years ended December 31, 2004 and 2003, respectively, and $594,000 for the six months ended June 30, 2005 (unaudited).

5. Accrued Expenses and Other Liabilities

        Accrued expenses consist of the following (in thousands):

		December 31,
	June 30, 2005
		2004	2003
	(Unaudited)
Payroll	$371	$118	$36
Bonus	684	770	60
Vacation	295	257	111
Professional fees	188	183	64
Accrued interest payable on convertible notes	104	—	—
Other	120	158	98

	$1,762	$1,486	$369

6. Borrowings

  Convertible Promissory Notes Payable

        In May 2001, the Company issued $800,000 in convertible promissory notes. Interest accrued at the rate of 8% per annum. The notes were to mature at the earlier of February 2002 or upon the Company closing an equity round of financing of more than $1.5 million, at which point all of the outstanding principal and accrued interest would automatically convert into Series A redeemable convertible preferred stock financing at the offering price. In November 2001, concurrent with the closing of the Company's Series A redeemable convertible preferred stock financing, the notes were converted into Series A redeemable convertible preferred stock. In conjunction with this debt issuance, the Company issued to the holders of the notes warrants to purchase 172,560 shares of Series A redeemable convertible preferred stock at an exercise price of $0.10 per share. The warrants have a contractual life of five years. The estimated fair value of the warrants was recorded as a discount to the convertible notes payable. The estimated fair value of the warrants and the resulting beneficial conversion feature associated with the notes aggregated to approximately $309,000 and was determined in accordance with EITF 00-27, Application of issue No. 98-5 to Certain Convertible Instruments and were both recorded as interest expense during the period from November 3, 2000 (date of inception) to December 31, 2000. At December 31, 2004, 21,570 of the warrants were exercised into shares of Series A redeemable convertible preferred stock.

        In April 2003, the Company issued unsecured promissory notes to six affiliated entities of one investor of the Company in exchange for aggregate cash proceeds of $1.5 million. Interest on these promissory notes accrued at the rate of 10% per annum. In September 2003, concurrent with the closing of the Company's Series B redeemable convertible preferred stock financing, the promissory notes were converted into the Company's Series B redeemable convertible preferred stock.

        In March 2005, the Company issued unsecured promissory notes to four investors of the Company in exchange for aggregate cash proceeds of $6.0 million. The notes accrue interest at a rate of 7.0% per annum until paid. The notes mature at the earlier of March 30, 2006, or upon default. In the event of a change of control, as defined in the agreement, prior to the maturity date, the outstanding principal and all accrued interest will automatically convert into shares of the Company's Series B redeemable convertible preferred stock at the lesser of $2.31 per share or based upon the per share price of a subsequent equity financing, if any. The promissory notes were amended on August 31, 2005 (see Note 12).

  Equipment Financing Loan

        In April 2002, the Company obtained an equipment financing facility for $1.25 million. In February 2003 the Company renegotiated the credit facility and increased the credit facility by another $250,000. The Company was able to draw upon the $1.5 million in incremental amounts. Each equipment advance was to be repaid in 36 equal installments of principal plus interest. The interest rate, which was fixed at 7% for each draw, was based on a 36 month U.S. Treasury note yield plus 3.15%, not to exceed 7%. The draw period on this credit facility expired in April 2003. At December 31, 2004, approximately $419,000 in equipment advances were outstanding with the final payment due in April 2006. Loans drawn from the credit facility are collateralized by substantially all of the assets of the Company.

        In connection with the equipment financing loan, the Company issued warrants to purchase 19,608 shares of the Company's Series A redeemable convertible preferred stock at various prices per share (see note 8).

        Future minimum payments on the equipment financing loan are as follows:

For the years ending December 31,
2005	$393
2006	42

Total minimum loan payments	435
Less: Amount representing interest	(16)

Principal value of minimum loan payments	419
Less: Current portion	(378)

Noncurrent portion	$41

  Loan Facility

        In March 2004, the Company obtained a secured loan commitment for $6.0 million to finance equipment, software, leasehold improvements, and other general corporate expenditures. The Company is entitled to draw against the loan commitment through December 31, 2005. From the date of each drawdown through December 31, 2005, the Company will make interest-only payments, with the applicable rate being fixed on the funding date of each drawdown, at the basic rate of interest equal to the prime rate plus 2.5%. At no time shall the basic rate be less than 6.5% nor shall it exceed 6.7% in the third quarter of 2004, or 7.0% in the fourth quarter of 2004. For draws made during 2005, the basic rate shall be increased by 25 basis points each quarter, but shall not exceed 8.2% during the fourth quarter of 2005. Beginning January 1, 2006, the Company shall make 48 equal monthly payments of principal and accrued interest in advance. A final payment, equal to 9.0% of the aggregate principal amount borrowed is due December 1, 2009. Loans drawn from the credit are secured by the fixed assets being financed under this facility. As of December 31, 2004, the Company has $1.5 million of fixed assets secured under the loan facility.

        In connection with the loan facility, the Company issued warrants to purchase 77,922 shares of the Company's Series B redeemable convertible preferred stock at $2.31 per share (see note 8).

        Future minimum payments on the loan facility are as follows (in thousands):

For the years ending December 31,
2005	$211
2006	865
2007	865
2008	865
2009	1,137

Total minimum loan payments	3,943
Less: Amount representing interest	(913)
Amount representing debt discount	(86)

Principal value of minimum loan payments	2,944
Less: Current portion	—

Noncurrent portion	$2,944

        As of June 30, 2005 (unaudited), the Company had drawn down $6.0 million under the loan facility.

7. Commitments

  Operating Leases

        The Company leased its original premises in South San Francisco, California. The term of the lease began in November 2001 and expired in October 2004. The Company has a letter of credit of approximately $77,000 issued in favor of its facility lessor which was released subsequent to December 31, 2004.

        On May 21, 2004, the Company entered into a three year lease for a new facility in South San Francisco, California. The term of the lease began May 2004 and expires in May 2007. The Company has a letter of credit of approximately $214,000 issued in favor of its facility lessor.

        Future minimum lease payments under noncancellable operating leases for facilities are as follows (in thousands):

For the year ending December 31,
2005	$877
2006	907
2007	306

        The Company recognizes rent expense on a straight-line basis over the period of the lease term. Rental expense was approximately $849,000, $328,000, $306,000 and $442,000 for the years ended December 31, 2004, 2003 and 2002 and for the six months ended June 30, 2005 (unaudited), respectively.

  License Agreement

        In May 2005, the Company entered into a license agreement with Olink AB ("Licensor") in exchange for a stream of royalty payments. Under the terms of the agreement, the Company will pay the Licensor $700,000 in 2005, $400,000 in 2006 and $450,000 in 2007. Additionally, royalties are payable on certain fields of use at rates between 2.0% to 4.0% of revenues on licensed products and services.

8. Redeemable Convertible Preferred Stock

        Preferred stock at December 31, 2004 consists of the following (in thousands, except per share amounts):

Series	Date Issued	Original Issue Price	Shares Authorized	Shares Outstanding	Carrying Amount	Liquidation Preference
A	November 2001, April 2003 and July 2004	$1.159	7,858	7,688	$11,093	$8,910
B	September 2003 and December 2003	$2.31	10,000	7,064	17,939	16,318

			17,858	14,752	$29,032	$25,228

        The aggregate future redemption requirements of preferred stock are as follows (in thousands):

For the Years Ending December 31,
2008	$12,301
2009	—
2010	27,015
2011	39

  Conversion

        Each share of preferred stock is convertible into common stock at the option of the shareholder at any time into that number of fully paid and non assessable shares of common stock as determined by dividing the original issue price of the relevant series by the conversion price for such shares. Conversion is automatic upon a firm commitment underwritten initial public offering of not less than $20.0 million and provided further that in the case of Series A Preferred Stock, the offering price per share is not less than $4.00 per share and in the case of the Series B Preferred Stock, the offering price per share is not less than $7.50, or in the case of Series A Preferred Stock, upon the receipt of a written request for such conversion from the holders of at least two-thirds of the Series A Preferred Stock then outstanding and in the case of Series B Preferred Stock, upon the receipt of a written request for such conversion from the holders of at least 65% of the Series B Preferred Stock then outstanding.

  Dividends

        The holders of Series A and Series B redeemable convertible preferred stock are entitled to receive dividends, prior and in preference to any declaration or payment of any distribution on the common stock of the Company, at the per annum rate of $0.093 and $0.185 per share, respectively. Such dividends are payable when and as declared by the Board of Directors, and are not cumulative. As of December 31, 2004, no dividends had been declared.

  Redemption

        At any time after the seventh anniversary date of the original issue date and at the election of the holders of at least a majority of the then-outstanding shares of redeemable convertible preferred stock, the Company shall redeem, out of funds legally available therefore, all outstanding shares of preferred stock which have not been converted into common stock in three equal installments. In the event of redemption, the Company must redeem the redeemable convertible preferred stock by paying in cash an amount per share equal to the original issue price for such share of redeemable convertible preferred stock, plus an amount per share equal to 8% of the original issue price per annum, from the original issue date of each redeemed share.

  Liquidation

        In the event of any liquidation, dissolution or winding up of the Company, either voluntary or involuntary, the holders of Series B redeemable convertible preferred stock are entitled to receive, prior and in preference to any distribution of any of the assets of the Company to the holders of the Series A redeemable convertible preferred stock and the common stock, an amount of $2.31 per share for each outstanding share of Series B redeemable convertible preferred stock and all declared and unpaid dividends, if any, on such shares of Series B redeemable convertible preferred stock. After the payment has been made to the holders of the Series B redeemable convertible preferred stock, the holders of Series A redeemable convertible preferred stock are entitled to receive, prior and in preference to any distribution of any of the assets of the Company to the holders of common stock an amount of $1.159 per share for each outstanding share of Series A redeemable convertible preferred stock, and all declared and unpaid dividends, if any, on such shares of Series A redeemable convertible preferred stock. After the payment or setting aside for the payment to the holders of redeemable convertible preferred stock, the excess will be distributed to the holders of common stock in proportion to the number of shares of common stock held by them.

  Voting Rights

        The holder of each share of common stock issued and outstanding will have one vote and the holder of each share of preferred stock will be entitled to the number of votes equal to the number of shares of common stock into which the shares of preferred stock could be converted at the record date.

  Put Options

        In conjunction with the closing of the Series A redeemable convertible preferred stock, the Company signed a put option agreement with the purchasers of preferred stock giving the Company, through its Board of Directors, the authority to sell up to 4,314,064 shares of Series A redeemable convertible preferred stock at $1.159 per share. The Company had the right to require the preferred stockholders to purchase shares in as many closings as effected by the board, until the earlier of December 31, 2003, or the closing of a transaction or series of related transactions in which the Company raises more than $1.0 million through the issuance of equity securities.

        In April 2003, the Company exercised the put option agreement requiring the Series A redeemable convertible preferred stockholders to purchase 862,812 shares of preferred stock.

        In conjunction with the closing of Series B redeemable convertible preferred stock, the Company signed another put option agreement with the purchasers of preferred stock giving the Company, through its Board of Directors, the authority to sell up to 2,705,628 shares of its Series B redeemable convertible preferred stock at $2.31 per share. The aggregate number of shares reserved for sale and issuance shall be increased to such number as is necessary for the sale and issuance of all such shares to generate gross proceeds to the company of $6.25 million. The Company shall determine the number of shares to be sold at each closing provided that the aggregate share amount may not be less than that number of shares having an aggregate purchase price of $1.0 million.

        In March 2005, in conjunction with the Convertible Promissory Notes, the Series B put option was amended to provide that the minimum draw shall be the lesser of $3.0 million or the balance of the facility and further that the option shall terminate on the earlier of i) December 21, 2005, ii) the date the company incurs significant additional debt, or iii) the date the company raises additional equity. On August 31 , 2005, the parties to the put option agreement consented to the Company's entry into a loan agreement with Affymetrix, as lender, for an amount of up to $4.5 million (see Note 12).

  Warrants

        In April 2002, in connection with the equipment financing loan, the Company issued immediately exercisable and fully vested warrants to purchase 7,000 shares of the Company's Series A redeemable convertible preferred stock at $1.159 per share and another 7,000 shares of the Company's Series A redeemable convertible preferred stock at $3.477 per share. The value of the warrants, using the Black-Scholes option valuation model, assumed a volatility of 100%, an expected life of ten years, an expected dividend yield of 0%, and a risk-free interest rate of 5.4%. The estimated fair value of the warrants was estimated to be $14,280 and was recorded as debt discount. This amount has been amortized to interest expense over the one-year commitment term of the credit facility. At December 31, 2004, these warrants remain outstanding.

        In February 2003, in connection with the amendment to the equipment financing loan (Note 6), the Company issued warrants to purchase 5,608 shares of Series A redeemable convertible preferred stock at a per share price of $1.159. The value of the warrants, using the Black-Scholes option valuation model, assumed a volatility of 100%, an expected life of ten years, an expected dividend yield of 0%, and a risk-free interest rate of 3.9%. The estimated fair value of the warrants was estimated to be approximately $6,000 and was recorded as debt discount. This amount has been amortized to interest expense in 2003. At December 31, 2004, these warrants remain outstanding.

        In March 2004, in connection with the $6.0 million loan facility to finance equipment, software, leasehold improvements, and other general corporate expenditures (Note 6), the Company issued warrants to purchase 77,922 shares of Series B redeemable convertible preferred stock at a per share price of $2.31. The value of the warrants, using Black-Scholes option valuation model, assumed a volatility of 100%, an expected life of seven years, an expected dividend yield of 0%, and a risk-free interest rate of 3.5%. The fair value of the warrants was estimated to be $150,000 and was recorded as debt discount. This amount is being amortized to interest expense over the commitment term of the facility through December 31, 2005. For the year ended December 31, 2004, interest expense in the amount of $64,000 was recognized. At December 31, 2004, these warrants remain outstanding.

9. Shareholders' Deficit

  Common Stock

        Each share of common stock is entitled to one vote. The holders of common stock are also entitled to receive dividends whenever funds are legally available and when declared by the Board of Directors, subject to prior rights of holders of all classes of stock outstanding. To date, no dividends have been declared.

  Restricted Common Stock

        The Company has issued 2,466,667 shares of restricted common stock at prices between $0.003 and $0.006 per share, of which approximately 425,000 shares were subject to repurchase at December 31, 2004. The Company's right of repurchase of restricted stock generally lapses at a rate of 1/10th of the original number of shares immediately at the vesting commencement date, 1/10th of the original number of shares on the employment commencement date, 1/5th of the original number of shares on the one-year anniversary of the employment commencement date, and thereafter at a rate of 1/60th of the original number of shares on each monthly anniversary of the employment commencement date while the shareholder remains an employee or advisor of the Company.

        In addition, the Company issued 700,000 shares of restricted common stock to a third party pursuant to a license agreement. The Company's right of repurchase lapses at various rates over a four year period. As of December 31, 2004, 96,250 shares were subject to repurchase. The Company recognized approximately $34,000 and $19,000 of research and development expense related to shares that vested during the year ended December 31, 2004 and 2003, respectively. In accordance with EITF 96-18, the remaining shares will be similarly recognized as an expense in the future as they vest.

        In July 2003, the Company issued 843,149 shares of the Company's common stock to an officer of the Company in connection with the early exercise of a stock option agreement. These options were exercised in exchange for a note. The Company's right of repurchase lapses at various rates over a four year period—1/72 of the total shares issued is vested monthly during the first year of employment; 1/48 of the shares are vested monthly during the second and third year of employment with the remaining vested monthly over the fourth year of employment. The outstanding note receivable at December 31, 2004 was approximately $126,000 and bears interest at 5% per annum compounded semiannually. The note is secured by 843,149 shares of the underlying common stock. At December 31, 2004, 614,796 shares were subject to repurchase. In June 2005, the officer resigned from his position. In accordance with the severance arrangement and the original option grant agreement, the vesting of 210,787 shares of restricted stock was accelerated.

        Proceeds from restricted common stock subject to the Company's repurchase rights which was issued after March 21, 2002 has been classified as a liability in accordance with the provision of EITF Issue No. 00-23, Issues Related to Accounting for Stock Compensation under APB 25 and FIN 44. At December 31, 2004 and 2003, the Company had proceeds related to approximately 684,000 and 814,000 unvested shares of common stock classified as a liability, respectively.

        As of December 31, 2004 and 2003, the Company had approximately 1,211,000 and 1,952,000, respectively, total shares subject to the Company's repurchase rights, including shares issued prior to March 21, 2002.

  Stock Option Plan

        In October 2001, the Company adopted the 2001 Stock Option Plan (the "Plan"), which provides for the issuance of options for up to 2,213,333 shares of the Company's common stock to qualified directors, employees, and consultants. During 2004 and 2003, the Company authorized the issuance of options for an additional 1,000,000 and 1,800,000 shares under the plan, respectively.

        Under the Plan, the option price of each incentive stock option shall be at least 100% (110% of estimated fair value in certain instances) of the estimated fair value of the underlying common stock on the date of grant, and the option price for each nonstatutory stock option shall not be less than 85% (110% of estimated fair value in certain instances) of the fair value on the date of grant, as determined by the Board of Directors. Options granted under the Plan expire no later than ten years from the date of grant. The options may be granted with different vesting terms from time to time but not to exceed five years from the date of grant. As at December 31, 2004, the majority of outstanding options have vesting provisions pursuant to which 25% of such options vest on the first anniversary of the vesting commencement date/option grant date and 1/48th of such options vest each month thereafter.

        In March 2005, the 2001 Stock Option Plan was amended to provide that in the event any employee is terminated by the Company or its successor, without cause or as a result of an involuntary termination during a specified period, the vesting of options equal to the amount that would have vested if the employee remained in service for another year will accelerate.

        Stock option activity under the plan is as follows (in thousands, except per share amounts):

		Options Outstanding
	Shares Available for Grant	Number of Shares	Weighted Average Exercise Price
Balances, December 31, 2001	1,499	714	$0.12
Options granted	(917)	917	$0.13
Options exercised	—	(36)	$0.12
Options cancelled	10	(10)	$0.12

Balances, December 31, 2002	592	1,585	$0.13
Options authorized for grant	1,800	—
Options granted	(1,630)	1,630	$0.19
Options exercised	—	(276)	$0.15
Options cancelled	126	(126)	$0.19

Balances, December 31, 2003	888	2,813	$0.16
Options authorized for grant	1,000	—
Options granted	(975)	975	$0.34
Options exercised	—	(647)	$0.13
Options cancelled	55	(55)	$0.19

Balances, December 31, 2004	968	3,086	$0.22
Options granted (unaudited)	(658)	658	$0.78
Options exercised (unaudited)	—	(1,212)	$0.16
Options cancelled (unaudited)	94	(94)	$0.35

Balances, June 30, 2005 (unaudited)	404	2,438	$0.33

        The options outstanding and exercisable by exercise price at December 31, 2004 are as follows:

	Options Outstanding		Options Exercisable and Vested
Exercise Price	Number Outstanding	Weighted Average Remaining Contractual Life (In Years)	Number Exercisable	Weighted Average Exercise Price
$0.12	725	7.25	462	$0.12
$0.15	953	8.01	230	$0.15
$0.18	43	8.54	14	$0.18
$0.30	568	8.99	116	$0.30
$0.35	797	9.59	63	$0.35

	3,086		885

        The options outstanding and exercisable by exercise price at June 30, 2005 (unaudited) are as follows:

	Options Outstanding		Options Currently Exercisable and Vested
		Weighted Average Remaining Contractual Life (In Years)
Exercise Price	Number Outstanding		Number Exercisable	Weighted Average Exercise Price
$0.12	240	6.74	94	$0.12
$0.15	382	7.53	27	$0.15
$0.18	23	8.04	3	$0.18
$0.30	465	8.50	112	$0.30
$0.35	678	9.11	217	$0.35
$0.75	567	9.54	22	$0.75
$0.80	63	9.72	14	$0.80
$1.00	10	9.88	—	$1.00
$2.00	10	9.91	—	$2.00

	2,438		489

        There were no stock options granted to employees with exercise prices below estimated fair market value on the date of grant.

  Shares Reserved

        Common stock reserved for future issuance is as follows (in thousands):

	December 31,
	2004	2003
Stock option plan:
Outstanding	3,086	2,813
Reserved for future grant	968	888
Stock warrants	249	192
Conversion of Series A redeemable convertible preferred stock	7,688	7,666
Conversion of Series B redeemable convertible preferred stock	7,064	7,064
Series B redeemable convertible preferred stock put options	2,706	2,706

Total common stock reserved for future issuance	21,761	21,329

10. Income Taxes

        As of December 31, 2004, the Company had net operating loss carry forwards of approximately $21,338,000 and $12,403,000 available to reduce future taxable income, if any, for both federal and state income tax purposes, respectively. The net operating loss carry forwards expire between 2013 and 2021, and valuation allowances have been provided, where necessary.

        Utilization of the net operating loss carry forwards may be subject to an annual limitation due to the ownership percentage change limitations provided by the Internal Revenue Code of 1986 and similar state provisions. The annual limitation may result in the expiration of the net operating loss before utilization.

        As of December 31, 2004, the company had research credit carry forwards of approximately $766,000 and $888,000, respectively, for both federal and state tax purposes. If not utilized, these carry forwards will begin to expire in 2022 for federal purposes and the California credit can be carried forward indefinitely.

        The tax effects of temporary differences and carry forwards that give rise to significant portions of the deferred tax assets are as follows:

	December 31,
	2004	2003
Net operating loss carry forwards	$7,979	$4,983
Research and development credits	1,328	827
Intangibles	299	1
Other	813	(18)

Gross deferred tax assets	10,419	5,793
Valuation allowance	(10,419)	(5,793)

Net deferred tax assets	$—	$—

11. Related Party Transactions

        The Company has paid fees to its board members for their services to the board, including the audit and compensation committees. The total fees paid to these directors during 2004 were $62,500. There were no fees paid in cash to any board members in 2003. As of December 31, 2004, $20,000 in such fees remained unpaid and has been accrued for.

12. Subsequent Events (Unaudited)

  Consent and Waiver under Put Option Agreement

        On August 31, 2005, in order to facilitate the consummation of the loan transaction with Affymetrix, the purchasers of the convertible promissory notes consented to the loan transaction and waived any rights to terminate the Put Option Agreement (see Note 8) which may arise from consummating the loan transaction.

  Amendment to Convertible Promissory Notes Payable

        On August 31, 2005, the convertible promissory notes were amended to provide that as a result of the merger, the outstanding principal amount and all accrued interest shall automatically convert into that number of shares of ParAllele Series B preferred stock that, when converted into the right to receive a portion of the merger consideration pursuant to the merger agreement, will entitle the holder thereof to receive an amount of merger consideration with a value equal to the outstanding principal amount under each note at the time.

  Loan Agreement with Affymetrix

        On September 1, 2005 the Company obtained a loan commitment from Affymetrix for $4.5 million to finance the Company's ongoing operation of its business and borrowed the entire amount on that same date. Interest will be payable on the amount drawn at a rate equal to the short-term applicable federal rate in effect as of the date of the draw, which was 3.83%, compounded monthly. The loan will be payable the earlier of nine months from the date on which the merger is terminated in accordance with its terms, nine months from completion of the merger or the date the Company completes an equity financing of $5.0 million or greater.

ANNEX A

        The merger agreement has been included to provide you with information regarding its terms. It is not intended to provide any other factual information about Affymetrix or ParAllele. The terms and other information in the merger agreement should not be relied upon as disclosure about Affymetrix or ParAllele without consideration of the entirety of Affymetrix's public disclosure as set forth in its public filings with the SEC. Affymetrix's other public disclosure can be found elsewhere in this proxy statement/prospectus and in the other public filings Affymetrix makes with the Securities and Exchange Commission, which are available without charge at www.sec.gov.

        The merger agreement contains representations and warranties Affymetrix and ParAllele made to each other. The assertions embodied in those representations and warranties are qualified by information in confidential disclosure schedules that Affymetrix and ParAllele have exchanged in connection with signing the merger agreement. The disclosure schedules contain information that modifies, qualifies and creates exceptions to the representations and warranties set forth in the attached merger agreement. Accordingly, you should not rely on the representations and warranties as characterizations of the actual state of facts, since they are modified by the underlying disclosure schedules. Neither Affymetrix nor ParAllele believe that the disclosure schedules contain information that the securities laws require either or both of them to publicly disclose. Moreover, information concerning the subject matter of the representations and warranties may have changed since the date of the agreement, which subsequent information may or may not be fully reflected in Affymetrix' public disclosures.

AGREEMENT AND PLAN OF MERGER AND REORGANIZATION

dated as of

May 31, 2005

among

PARALLELE BIOSCIENCE, INC.,

AFFYMETRIX, INC.

PINECONE ACQUISITION, INC.

and

JONATHAN MACQUITTY, as Shareholders' Representative

A-ii

A-iii

INDEX TO EXHIBITS

Exhibit A	Form of Voting and Lockup Agreement
*Exhibit B	Forms of Non-Competition and Non-Solicitation Agreement
*Exhibit C	Form of Escrow Agreement
*Exhibit D	Form of Affiliate Agreement

INDEX TO ANNEXES

*Annex A	List of Persons executing Voting and Lockup Agreements
*Annex B	List of Persons executing Non-Competition and Non-Solicitation Agreements
*Annex C	Amended and Restated Articles of Incorporation of the Surviving Corporation

*
Not filed with this proxy statement/prospectus.

A-iv

AGREEMENT AND PLAN OF MERGER AND REORGANIZATION

        AGREEMENT AND PLAN OF MERGER AND REORGANIZATION (the "Agreement") dated as of May 31, 2005, among ParAllele BioScience, Inc., a California corporation (the "Company"), Affymetrix, Inc., a Delaware corporation ("Parent"), Pinecone Acquisition, Inc., a California corporation and a wholly-owned subsidiary of Parent ("Merger Subsidiary") and Jonathan MacQuitty, as shareholders' representative ("Shareholders' Representative").

        WHEREAS, upon the terms and subject to the conditions of this Agreement and in accordance with California Law, Parent and the Company will enter into a business combination transaction pursuant to which Merger Subsidiary will merge with and into the Company (the "Merger").

        WHEREAS, the Board of Directors of the Company (i) has determined that the Merger is consistent with and in furtherance of the long-term business strategy of the Company and fair to, and in the best interests of, the Company and its shareholders and has approved and adopted this Agreement and the transactions contemplated by this Agreement and (ii) has recommended the approval and adoption of this Agreement by the shareholders of the Company.

        WHEREAS, pursuant to the Merger, among other things, all of the issued and outstanding shares of capital stock of the Company shall be converted into the right to receive consideration as set forth in Article 2 hereof.

        WHEREAS, concurrently with the execution of this Agreement, and as a condition and inducement to Parent's and Merger Subsidiary's willingness to enter into this Agreement, each Person listed on Annex A hereto shall enter into a Voting and Lockup Agreement in the form attached hereto as Exhibit A (a "Voting and Lockup Agreement") and each of the individuals listed on Annex B hereto shall enter into a Non-Competition and Non-Solicitation Agreement in the form attached hereto with respect to such individual as Exhibit B (a "Non-Competition and Non-Solicitation Agreement").

        WHEREAS, Parent and the Company intend that, unless the Merger is an All-Cash Transaction (as defined herein), the transactions contemplated by this Agreement shall constitute a "reorganization" within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended.

        WHEREAS, the Company, on the one hand, and Parent and Merger Subsidiary, on the other hand, desire to make certain representations, warranties, covenants and other agreements in connection with the Merger.

        NOW, THEREFORE, in consideration of the foregoing and the mutual covenants and agreements herein contained, and intending to be legally bound hereby, Parent, Merger Subsidiary and the Company hereby agree as follows:

ARTICLE 1
DEFINITIONS

        Section 1.01.    Definitions.    (a) The following terms, as used herein, have the following meanings:

        "Acquisition Proposal" means, other than the transactions contemplated by this Agreement, any offer or proposal by a Third Party relating to, or any indication of interest by a Third Party in, (i) any acquisition or purchase, direct or indirect, of any amount in excess of 25% of the assets of the Company or any amount in excess of 25% of any class of equity or voting securities of the Company, (ii) any tender offer (including a self-tender offer) or exchange offer that, if consummated, would result in any Third Party beneficially owning any amount in excess of 25% of any class of equity or voting securities of the Company or (iii) a merger, consolidation, share exchange, business combination, sale of substantially all the assets, reorganization, recapitalization, liquidation, dissolution or other similar transaction involving the Company.

        "Additional Cash Expenses" shall mean the aggregate cash costs designated as such and associated with the actions specified in Schedule 6.01, including any such costs that are accrued but unpaid as of the Closing Date.

        "Affiliate" means, with respect to any Person, any other Person directly or indirectly controlling, controlled by or under common control with such Person.

        "All-Cash Transaction" shall mean, as used in reference to the Merger, any situation in which the Final Merger Consideration consists exclusively of cash pursuant to Section 2.03(a) or Section 2.03(d).

        "As-Converted" means, with respect to the Company Common Stock, all outstanding shares and all shares issuable in respect of Company Convertible Securities (including shares issuable as a result of multiple or successive conversions of Company Convertible Securities), without adjustment for any amounts that may be payable in connection with the conversion of Company Convertible Securities, and including, without limitation, any Company Convertible Securities that are subject to vesting and that are not vested as of the date of such determination.

        "Average Pre-Closing Parent Stock Price" means the average (rounded to the nearest 1/10,000) of the closing prices per share of Parent Common Stock on the NASDAQ National Market, as reported by Bloomberg Financial Markets (or such other source as the parties shall agree in writing), for the 30 calendar days immediately preceding (but not including) the Closing Date, disregarding for purposes of such calculation any days within such 30-day period that were not trading days on the NASDAQ National Market.

        "Average Pre-Signing Parent Stock Price" means $49.5510.

        "Base Working Capital" means ($4,335,000).

        "Business Day" means a day other than Saturday, Sunday or any day on which commercial banks in San Francisco, California are authorized or required by law to close.

        "California Law" means the California Corporations Code.

        "Cash Exchange Ratio" means the number (rounded to the nearest 1/10,000) determined by dividing (i) the amount of cash included in the Final Merger Consideration, if any, by (ii) the Company Stock Number.

        "Closing Balance Sheet" shall mean the balance sheet of the Company as of the close of business on the day before the Closing Date.

        "Closing Date" means the date of the Closing.

        "Closing Working Capital" means Working Capital as of the Closing Date.

        "Code" means the Internal Revenue Code of 1986, as amended.

        "Company Balance Sheet" means the balance sheet of the Company as of March 31, 2005 and the footnotes thereto.

        "Company Balance Sheet Date" means March 31, 2005.

        "Company Common Stock" means the shares of Common Stock, par value $0.001 per share, of the Company.

        "Company Convertible Securities" means (i) the Company Preferred Stock, (ii) any options, warrants, stock appreciation rights, convertible promissory notes or other securities convertible into, or exercisable or exchangeable for Company Common Stock and/or Company Preferred Stock and (iii) any other conversion or exchange right or other right or agreement to purchase, redeem, repurchase or otherwise acquire any equity or equity-linked security of the Company; provided, that Company Convertible Securities shall not include the Supplemental Options.

        "Company Employee Stock Option" means each Company Stock Option held by an individual who is an employee of the Company as of the date of this Agreement.

        "Company Preferred Stock" means the Company Series A Preferred stock and the Company Series B Preferred stock.

        "Company Series A Preferred Stock" means the shares of Series A Preferred stock, par value $0.001 per share, of the Company.

        "Company Series B Preferred Stock" means the share of Series B Preferred stock, par value $0.001 per share, of the Company.

        "Company Stock" means the Company Common Stock and the Company Preferred Stock.

        "Company Stock Number" means, with respect to the Company as of the Closing Date, the number obtained by dividing the Adjusted Merger Consideration by the Participation Value.

        "Company Stock Option" means each unexpired and unexercised option in respect of Company Common Stock granted under the Company Stock Option Plan other than any Supplemental Option.

        "Company Stock Option Plan" means the ParAllele BioScience Inc. 2001 Stock Option Plan, as amended.

        "Company Warrant" means each unexpired and unexercised outstanding warrant to purchase Company Stock.

        "Converted Note Principal Amount" means the principal amount of any Notes that are converted into shares of Company Stock after the date of this Agreement.

        "Environmental Laws" means any federal, state, local or foreign law (including, without limitation, common law), treaty, judicial decision, regulation, rule, judgment, order, decree, injunction, permit or governmental restriction or requirement or any agreement with any governmental authority or other third party, relating to the environment or to the use, treatment, storage, release, emission, disposal or recycling of pollutants, contaminants, wastes or chemicals or any toxic, radioactive, ignitable, corrosive, reactive or otherwise hazardous substances, wastes or materials (including, without limitation, the effects on human health caused by such activities of the Company).

        "Environmental Permits" means all permits, licenses, franchises, certificates, approvals and other similar authorizations of governmental authorities relating to or required by Environmental Laws and affecting, or relating in any way to, the business of the Company as currently conducted.

        "ERISA" means the Employee Retirement Income Security Act of 1974.

        "ERISA Affiliate" of any entity means any other entity that, together with such entity, would be treated as a single employer under Section 414 of the Code.

        "Escrow Amount" means the sum of the Indemnification Escrow Amount and, in the event of a disagreement between Parent and the Company with respect to Closing Working Capital pursuant to Section 2.02(c), any Disputed Amount.

        "Escrow Holdback" means, with respect to a holder of Company Stock, such holder's proportionate share of the Escrow Amount based on the relative portion of the Final Merger Consideration allocable to such holder pursuant to Section 2.05.

        "HSR Act" means the Hart-Scott-Rodino Antitrust Improvements Act of 1976.

        "Indemnification Escrow Amount" means 9.36% of the Final Merger Consideration.

        "Intellectual Property Rights" means (i) inventions, whether or not patentable, reduced to practice or made the subject of one or more pending patent applications, (ii) national and multinational statutory invention registrations, patents and patent applications (including all reissues, divisions, continuations, continuations-in-part, extensions and reexaminations thereof) registered or applied for in the United States and all other nations throughout the world, all improvements to the inventions disclosed in each such registration, patent or patent application, (iii) rights of publicity, (iv) trademarks, service marks, trade dress, logos, domain names, trade names and corporate names (whether or not registered) in the United States and all other nations throughout the world, including all variations, derivations, combinations, registrations and applications for registration of the foregoing and all goodwill associated therewith, (v) copyrights (whether or not registered) and registrations and applications for registration thereof in the United States and all other nations throughout the world, including all derivative works, moral rights, renewals, extensions, reversions or restorations associated with such copyrights, now or hereafter provided by law, regardless of the medium of fixation or means of expression, (vi) mask works, (vii) computer software (including source code, object code, firmware, operating systems and specifications), (viii) trade secrets and, whether or not confidential, business information (including pricing and cost information, business and marketing plans and customer and supplier lists) and know-how (including manufacturing and production processes and techniques and research and development information), (ix) industrial designs (whether or not registered), (x) databases and data collections, (xi) copies and tangible embodiments of any of the foregoing, in whatever form or medium, (xii) all rights to obtain and rights to apply for patents, and to register trademarks and copyrights, (xiii) all rights in all of the foregoing provided by treaties, conventions and common law and (xiv) all rights to sue or recover and retain damages and costs and attorneys' fees for past, present and future infringement or misappropriation of any of the foregoing.

        "Knowledge" of the Company means the knowledge of Nicholas Naclerio, Thomas Willis, Robert Smith, Elizabeth Krodel, Stephen Macevicz, Karen Kirk and George Karlin-Neuman, in each case after reasonable inquiry. "Knowledge" of any Person other than the Company that is not an individual means the knowledge of each of such Person's officers after reasonable inquiry.

        "Licensed Intellectual Property Rights" means all Intellectual Property Rights owned by a third party and licensed or sublicensed to the Company or for which the Company has obtained a covenant not to be sued.

        "Lien" means, with respect to any property or asset, any mortgage, lien, pledge, charge, security interest, encumbrance or other adverse claim of any kind in respect of such property or asset. For purposes of this Agreement, a Person shall be deemed to own subject to a Lien any property or asset that it has acquired or holds subject to the interest of a vendor or lessor under any conditional sale agreement, capital lease or other title retention agreement relating to such property or asset.

        "Material Adverse Effect" means, with respect to any Person, any change or effect that is, or would reasonably be expected to be, materially adverse to the condition (financial or otherwise), business (including the continued operation thereof in accordance with past practice), assets or results of operations of such Person and its Subsidiaries, taken as a whole, provided, however, that in no event shall any of the following, either alone or in combination, be deemed to constitute, a Material Adverse Effect: (i) any changes resulting from or arising out of general economic conditions in the United States or any other jurisdictions in which such Person or any of its Subsidiaries conducts business (including any changes arising out of acts of terrorism, weather conditions or other force majeure events) that do not disproportionately affect such Person and its Subsidiaries, taken as a whole, in any material respect, (ii) any changes resulting from or arising out of conditions in the industries in which such Person or any of its Subsidiaries conducts business (including any changes arising out of acts of terrorism, weather conditions or other force majeure events) that do not disproportionately affect such Person and its Subsidiaries, taken as a whole, in any material respect, (iii) any changes resulting from or arising out of the announcement or pendency of this Agreement and the transactions contemplated hereby or (iv) any changes resulting from or arising out of actions taken pursuant to this Agreement or at the request of another party to this Agreement, or the failure to take any actions due to restrictions set forth in this Agreement.

        "1933 Act" means the Securities Act of 1933, as amended.

        "1934 Act" means the Securities Exchange Act of 1934, as amended.

        "officer" of any Person means any executive officer of such Person.

        "Option Exchange Ratio" means the number (rounded to the nearest 1/10,000) determined by dividing (i) the quotient obtained by dividing the Adjusted Merger Consideration by the Average Pre-Closing Parent Stock Price by (ii) the Company Stock Number.

        "Owned Intellectual Property Rights" means all Intellectual Property Rights owned by the Company.

        "Parent Common Stock" means shares of common stock, par value $0.01 per share, of Parent.

        "Participation Value" means, with respect to the Company as of the Closing Date, the Subsequent Participation Value obtained by the following sequence of calculations: (i) dividing the Adjusted Merger Consideration by the number of shares of Company Common Stock outstanding as of the Closing Date, calculated on an As-Converted basis and including, without limitation, any Company Convertible Securities that are subject to vesting and that are not vested as of the date of such determination (such quotient, the "Preliminary Participation Value"); (ii) calculating the number of shares of Company Common Stock (the "In-the-Money Securities Number") equal to the quotient obtained by (A) multiplying (x) the number of shares of Company Common Stock subject to Company Stock Options that are in-the-money at the Preliminary Participation Value, including, without limitation, any shares of Company Common Stock subject to Company Stock Options that are subject to vesting and that are not vested as of the date of such determination by (y) the difference between the Preliminary Participation Value and the weighted average exercise price of the Company Stock Options included in clause (x) and dividing such product by (B) the Preliminary Participation Value; (iii) dividing the Adjusted Merger Consideration by the sum of (A) the number of shares of Company Common Stock and (B) the In-the-Money Securities Number (such quotient, the "Subsequent Participation Value"); (iv) recalculating the In-the-Money Securities Number using the Subsequent Participation Value obtained under clause (iii) in lieu of the Preliminary Participation Value and (v) repeating steps (iii) and (iv) successively until such time as a further iteration of the calculation of the Subsequent Participation Value would result in a change to such value of less than or equal to $0.001.

        "Person" means an individual, corporation, partnership, limited liability company, association, trust or other entity or organization, including a government or political subdivision or an agency or instrumentality thereof.

        "Post-Closing Tax Period" means any Tax period beginning after the Closing Date; and, with respect to a Tax period that begins on or before the Closing Date and ends thereafter, the portion of such Tax period beginning after the Closing Date.

        "Pre-Closing Tax Period" means any Tax period ending on or before the Closing Date; and, with respect to a Tax period that begins on or before the Closing Date and ends thereafter, the portion of such Tax period ending on the Closing Date.

        "Registered Intellectual Property Rights" means all patents and patent applications, registered copyrights and copyright applications, registered trademarks and trademark applications and any other Intellectual Property Right that is the subject of an application, certificate, filing, registration or other document issued by, filed with, or recorded by, any private or Governmental Authority.

        "SEC" means the Securities and Exchange Commission.

        "Stock Exchange Ratio" means the number (rounded to the nearest 1/10,000) determined by dividing (i) the number of shares of Parent Common Stock included in the Final Merger Consideration by (ii) the Company Stock Number.

        "Subsidiary" means, with respect to any Person, any entity of which securities or other ownership interests having ordinary voting power to elect a majority of the board of directors or other persons performing similar functions are at any time directly or indirectly owned by such Person.

        "Superior Proposal" means any bona fide, unsolicited written Acquisition Proposal for all or substantially all of the outstanding shares of Company Stock on terms that the Board of Directors of the Company determines in good faith, after consultation with the Company's financial advisor and taking into account all the terms and conditions of the Acquisition Proposal, including any break-up fees, expense reimbursement provisions and conditions to consummation, are more favorable to the Company's shareholders, considered as a group, than this Agreement and the transactions contemplated hereby.

        "Target Working Capital" means, with respect to the Company at the Closing Date, Base Working Capital plus the Converted Note Principal Amount and less (i) an amount equal to (A) $1,300,000 multiplied by (B) the sum of (x) the number of full months elapsed between the Company Balance Sheet Date and the Closing Date and (y) in the case of any partial month, the number of actual days elapsed since the end of the last full month included in the preceding clause divided by 30, (ii) an amount equal to (A) $333,333 multiplied by (B) the sum of (x) the number of full months elapsed between the date of this Agreement and the Closing Date and (y) in the case of any partial month, the number of actual days elapsed since the end of the last full month included in the preceding clause divided by 30, (iii) up to $1,350,000 actually paid in connection with the matter set forth on Schedule 1.01(a), (iv) the actual amount of Transaction Expenses (whether paid, accrued or reserved) up to a maximum of $1,500,000 and (v) the actual cost of any Tail D&O Policy up to a maximum of $50,000. As an example, if four months and fifteen days have elapsed between the Company Balance Sheet Date and the Closing Date, the amount deducted from Base Working Capital pursuant to clause (i) above would be $5,850,000.

        "Tax" means (i) any tax, governmental fee or other like assessment or charge of any kind whatsoever (including, but not limited to, withholding on amounts paid to or by any Person), together with any interest, penalty, addition to tax or additional amount imposed by any governmental authority responsible for the imposition of any such tax (domestic or foreign) (a "Taxing Authority"), and any liability for any of the foregoing as transferee, (ii) in the case of the Company, liability for the payment of any amount of the type described in clause (i) as a result of being or having been before the Effective Time a member of an affiliated, consolidated, combined or unitary group, or a party to any agreement or arrangement, as a result of which liability of the Company to a Taxing Authority is determined or taken into account with reference to the activities of any other Person, and (iii) liability of the Company for the payment of any amount as a result of being party to any Tax Sharing Agreement or with respect to the payment of any amount imposed on any person of the type described in (i) or (ii) as a result of any existing express or implied agreement or arrangement (including, but not limited to, an indemnification agreement or arrangement).

        "Tax Asset" means any net operating loss, net capital loss, investment tax credit, foreign tax credit, charitable deduction or any other credit or tax attribute that could be carried forward or back to reduce Taxes (including without limitation deductions and credits related to alternative minimum Taxes).

        "Tax Sharing Agreements" means all existing agreements or arrangements (whether or not written) binding the Company that provide for the allocation, apportionment, sharing or assignment of any Tax liability or benefit, or the transfer or assignment of income, revenues, receipts, or gains for the purpose of determining any person's Tax liability.

        "Third Party" means any Person as defined in this Agreement or in Section 13(d) of the 1934 Act, other than Parent or any of its Affiliates.

        "Transaction Expenses" means all fees, costs and expenses incurred by the Company's legal counsel, auditors, investment bankers and financial advisors and other expenses incurred with respect to this Agreement and the transactions contemplated hereby at any time, including, without limitation, any fees, costs and expenses incurred in connection with (i) the negotiation, preparation and review of this Agreement (including the Company Disclosure Schedule) and all agreements, certificates, opinions and other instruments and documents delivered or to be delivered in connection with the transactions contemplated by this Agreement and (ii) the preparation and submission by the Company of any filing or notice required to be made or given in connection with any of the transactions contemplated by this Agreement.

        "Working Capital" means, with respect to the Company at a specified date, the excess of (i) current assets over (ii) the sum of (A) current liabilities and (B) long-term liabilities (excluding any amounts included in Additional Cash Expenses), in each case as shown on the balance sheet for the Company as of such date.

        Any reference in this Agreement to a statute shall be to such statute, as amended from time to time, and to the rules and regulations promulgated thereunder.

  (b)
  Each of the following terms is defined in the Section set forth opposite such term:

Term	Section
Adjusted Merger Consideration	2.02
Agreement	Recitals
Certificates	2.06
Change of Recommendation	6.03
Closing	2.03
Company	Recitals
Company Acquisition	12.03
Company Disclosure Schedule	Article 4
Company Securities	4.05
Company Shareholder Meeting	6.02
Damages	10.02
Deductible	10.02
Disputed Amount	2.02
Effective Time	2.03
Employee Agreements	4.17
Employee Plans	4.15
End Date	11.01
Equipment	4.16
Escrow Account	2.12
Escrow Agent	2.12
Escrow Agreement	2.12
Escrow Fund	2.12
Exchange Agent	2.06
Expiration Date	10.01
Final Merger Consideration	2.03
Final Working Capital	2.02
GAAP	4.07
Governmental Authority	9.01
Indemnified Parties	7.03(a)

Indemnifying Party	10.02
Independent Accountants	2.13
Independent Accountants' Working Capital	2.13
Letter Agreement	6.03
Material Contract	4.11
Merger	Recitals
Merger Subsidiary	Recitals
Multiemployer Plan	4.15
Non-Competition, Non-Solicitation and Restricted Stock Agreement	Recitals
Notes	9.02(k)
Parent	Recitals
Parent Indemnified Parties	10.02
Parent SEC Documents	5.05
Permits	4.20
Pre-Closing Date	11.01
Proxy Materials	6.02
Registered Intellectual Property Rights	4.18
Registration Statement	8.06
Return	4.14
Sarbanes-Oxley Act	5.05(e)
Schedule	Article 4
Shareholders' Representative	Recitals
Shareholders' Representative's Expenses	10.03(c)
Supplemental Options	6.09
Surviving Corporation	2.03
Tail D&O Policy	7.03(b)
368 Reorganization	4.26
Unadjusted Merger Consideration	2.01
Voting and Lockup Agreement	Recitals
WARN Act	4.15

ARTICLE 2
MERGER CONSIDERATION; THE MERGER

        Section 2.01.    Unadjusted Merger Consideration.    The unadjusted aggregate consideration in respect of the Merger (the "Unadjusted Merger Consideration") shall be $116,244,000 plus the Converted Note Principal Amount and shall be subject to adjustment as provided in Section 2.02.

        Section 2.02.    Determination of Adjusted Merger Consideration.    (a) No later than 7 days prior to the Closing Date, the Company will cause to be prepared and delivered to Parent a good faith estimate of the Closing Balance Sheet and a good faith estimate of Closing Working Capital. The Company's estimate of Closing Working Capital shall (i) accurately reflect the Working Capital of the Company as of the Closing Date, (ii) be based upon balance sheet line items and accounts of the Company calculated in accordance with GAAP applied consistently with respect to the accounting policies, practices and procedures used in the preparation of the Company Balance Sheet and (iii) otherwise be prepared in accordance with this Agreement.

        (b)   If Parent disagrees in good faith with any item within the Company's estimate of Closing Working Capital delivered pursuant to Section 2.02(a), Parent may, within 3 days after delivery of the documents referred to in Section 2.02(a), deliver a notice to the Company setting forth, in reasonable detail and to the extent practicable, each item or amount so disputed by Parent, Parent's calculation of such item or amount and Parent's good faith estimate of Closing Working Capital. Upon delivery of any such notice, Parent shall be deemed to have agreed with all other items and amounts set forth in the estimate of Closing Working Capital delivered pursuant to Section 2.02(a) that are not specifically the subject of dispute in any notice delivered by Parent as provided above.

        (c)   If Parent disagrees in good faith with the Company's estimate of Closing Working Capital, Parent and the Company shall, during the time between the delivery of such estimate and the Closing Date, use commercially reasonable efforts to reach agreement on the disputed items or amounts in order to determine the Adjusted Merger Consideration. If, during such period, Parent and the Company are unable to reach such agreement, then the Adjusted Merger Consideration shall be determined based upon the Company's good faith estimate of Closing Working Capital as provided in Section 2.02(d) and Section 2.02(e) and the Escrow Amount shall include the difference between Adjusted Merger Consideration as calculated based on the Company's estimate of Closing Working Capital and Adjusted Merger Consideration as calculated based on Parent's estimate of Closing Working Capital (the "Disputed Amount"); provided, however, that in no event shall the Disputed Amount exceed $5,000,000.

        (d)   Following the delivery of the Company's estimate of Closing Working Capital delivered pursuant to Section 2.02(a), "Final Working Capital" shall mean (i) Closing Working Capital as shown in the Company's calculation delivered pursuant to Section 2.02(a), if no notice of dispute with respect thereto is duly delivered pursuant to Section 2.02(b) or (ii) if a notice of dispute is duly delivered pursuant to and in accordance with Section 2.02(b), the amount agreed as between Parent and the Company pursuant to Section 2.02(c), if so agreed, or in the absence of such agreement, the Company's good faith estimate of Closing Working Capital.

        (e)   Following the determination of Final Working Capital, the "Adjusted Merger Consideration" shall be calculated as the Unadjusted Merger Consideration (i) less the amount by which Target Working Capital exceeds Final Working Capital, if Target Working Capital is greater than Final Working Capital (it being understood and agreed that if Target Working Capital is less than Final Working Capital there shall be no corresponding adjustment to the Unadjusted Merger Consideration) and (ii) less any Additional Cash Expenses.

        Section 2.03.    Final Merger Consideration; Form Thereof.    The consideration to be received by holders of Company Stock pursuant to this Agreement (the "Final Merger Consideration") shall be determined as follows:

        (a)   If the Average Pre-Closing Parent Stock Price is greater than the Average Pre-Signing Parent Stock Price multiplied by 1.3, then the Company may elect for the Final Merger Consideration to consist of an amount of cash equal to the Adjusted Merger Consideration. In order to so elect, the Company must provide Parent with written notice of its election pursuant to this Section 2.03(a) no later than five Business Days prior to the Closing Date. In the event that the Company does not so elect as provided in the preceding sentence, then Final Merger Consideration shall consist of the number of shares of Parent Common Stock determined by dividing (i) the Adjusted Merger Consideration by (ii) the Average Pre-Closing Parent Stock Price.

        (b)   If the Average Pre-Closing Parent Stock Price is greater than or equal to the Average Pre-Signing Parent Stock Price but less than or equal to the Average Pre-Signing Parent Stock Price multiplied by 1.3, then the Final Merger Consideration shall consist of the number of shares of Parent Common Stock determined by dividing (i) the Adjusted Merger Consideration by (ii) the Average Pre-Closing Parent Stock Price.

        (c)   If the Average Pre-Closing Parent Stock Price is less than the Average Pre-Signing Parent Stock Price but greater than or equal to the Average Pre-Signing Parent Stock Price multiplied by 0.7, then the Final Merger Consideration shall consist of:

            (i)  An amount of cash equal to the lesser of:

            (A)  The amount determined by multiplying (x) the Adjusted Merger Consideration by (y) one minus the amount determined by dividing the Average Pre-Closing Parent Stock Price by the Average Pre-Signing Parent Stock Price; and

            (B)  The maximum amount of cash that (1) in the reasonable judgment of Parent's counsel, will allow Parent's counsel to render the tax opinion referred to in Section 9.02(f) and (2) in the reasonable judgment of the Company's counsel, will allow the Company's counsel to render the tax opinion referred to in Section 9.03(c); and

           (ii)  The number of shares of Parent Common Stock determined by dividing (A) the Adjusted Merger Consideration less the amount of cash determined pursuant to Section 2.03(c)(i) above by (B) the Average Pre-Closing Parent Stock Price.

        (d)   If the Average Pre-Closing Parent Stock Price is less than the Average Pre-Signing Parent Stock Price multiplied by 0.7, then the Final Merger Consideration shall consist of an amount of cash equal to the Adjusted Merger Consideration.

        In each case in which the Final Merger Consideration includes shares of Parent Common Stock, the Final Merger Consideration shall include any cash delivered in lieu of fractional shares of Parent Common Stock pursuant to Section 2.10.

        Section 2.04.    The Merger.    (a) At the Effective Time, Merger Subsidiary shall be merged with and into the Company in accordance with California Law, whereupon the separate existence of Merger Subsidiary shall cease, and the Company shall be the surviving corporation (the "Surviving Corporation").

        (b)   As soon as practicable after satisfaction or, to the extent permitted hereunder, waiver of all conditions to the Merger, the Company and Merger Subsidiary will file an agreement of merger in customary form with the Secretary of State of the State of California and make all other filings or recordings required by California Law in connection with the Merger. Immediately prior to the filing of the agreement of merger, a closing (the "Closing") will be held at the offices of Davis Polk & Wardwell, 1600 El Camino Real, Menlo Park, California 94025 (or such other place as the parties may agree). The Merger shall become effective at such time (the "Effective Time") as the agreement of merger is duly filed with the Secretary of State of the State of California or at such later time as is specified in the agreement of merger.

        (c)   From and after the Effective Time, the Merger shall have the effect set forth under California Law, and without limiting the foregoing, from and after the Merger, the Surviving Corporation shall succeed without transfer to all rights and properties of the Company and Merger Subsidiary, and shall be subject to the debts and liabilities of the Company and Merger Subsidiary as if the Surviving Corporation had incurred such debts and liabilities, all as provided under California Law.

        Section 2.05.    Conversion of Shares.    At the Effective Time:

        (a)   except as otherwise provided in Section 2.05(b), each share of Company Common Stock and Company Preferred Stock outstanding immediately prior to the Effective Time (which shares of Company Preferred Stock shall be deemed to have converted into Company Common Stock pursuant to Article IV.3(c) of the Company's articles of incorporation) shall be converted into the right to receive (i) the number of shares of Parent Stock, if any, equal to the Stock Exchange Ratio and (ii) an amount of cash, if any, equal to the Cash Exchange Ratio;

        (b)   each share of Company Stock held by the Company as treasury stock or owned by Parent or any of its Subsidiaries immediately prior to the Effective Time shall be canceled, and no payment shall be made with respect thereto; and

        (c)   each share of common stock of Merger Subsidiary outstanding immediately prior to the Effective Time shall be converted into and become one share of common stock of the Surviving Corporation with the same rights, powers and privileges as the shares so converted and shall constitute the only outstanding shares of capital stock of the Surviving Corporation.

        (d)   if any shares of Company Stock outstanding immediately prior to the Effective Time are unvested or are subject to a repurchase option, risk of forfeiture or other condition under any applicable restricted stock purchase agreement or other agreement with the Company, then, at Parent's option and in Parent's sole discretion, the Final Merger Consideration in respect of such shares shall either be (i) paid to the holder thereof, in the manner provided in Section 2.06, without restriction or (ii) paid to the holder thereof over time upon satisfaction of the vesting requirements associated with the applicable restricted stock schedule.

        Notwithstanding the foregoing, the parties acknowledge and agree that the Escrow Amount shall be deducted from the Final Merger Consideration payable to holders of Company Stock pursuant to this Article 2, and shall only be payable (x) upon release from the Escrow Account in accordance with this Agreement and the Escrow Agreement and (y) to the extent not reduced by indemnification payments pursuant to Article 10.

        Section 2.06.    Surrender and Payment.    (a) Parent will appoint an exchange agent (the "Exchange Agent") for the purpose of exchanging certificates representing the shares of Company Stock (the "Certificates") for the Final Merger Consideration payable in respect of the shares of Company Stock evidenced by each such Certificate (less the Escrow Holdback). Immediately following the Effective Time, Parent will make available the Final Merger Consideration (less the Escrow Amount) to be paid in respect of the Certificates.

        (b)   Each holder of outstanding Company Stock that has been converted into the right to receive the Final Merger Consideration will be entitled to receive, upon surrender to the Exchange Agent of a Certificate, together with a properly completed letter of transmittal (which shall specify that the delivery shall be effected, and risk of loss and title shall pass, only upon proper delivery of the Certificate to the Exchange Agent), the Final Merger Consideration less the Escrow Holdback issuable and/or payable for each share of Company Stock represented by such Certificate. Until so surrendered, from and after the Effective Time each such Certificate shall represent for all purposes only the right to receive such Final Merger Consideration.

        (c)   If any portion of the Final Merger Consideration is to be paid to a Person other than the Person in whose name the surrendered Certificate is registered, it shall be a condition to such payment that the Certificate so surrendered shall be properly endorsed or otherwise be in proper form for transfer and that the Person requesting such payment shall pay to the Exchange Agent any transfer or other taxes required as a result of such payment to a Person other than the registered holder of such Certificate or establish to the satisfaction of the Exchange Agent that such tax has been paid or is not payable.

        (d)   After the Effective Time, there shall be no further registration of transfers of shares of Company Stock. If, after the Effective Time, Certificates are presented to the Surviving Corporation, they shall be canceled and exchanged for the Final Merger Consideration provided for, and in accordance with the procedures set forth, in this Article 2.

        (e)   Any portion of the Final Merger Consideration made available to the Exchange Agent pursuant to Section 2.06(a) (and any interest or other income earned thereon) that remains unclaimed by the holders of shares of Company Stock ninety (90) Business Days after the Effective Time shall be returned to Parent, upon demand, and any such holder who has not exchanged shares of Company Stock for the Final Merger Consideration issuable and/or payable in respect of such shares of Company Stock (less the Escrow Holdback applicable thereto) in accordance with this Section 2.06 prior to that time shall thereafter look only to Parent for payment of the Final Merger Consideration issuable and/or payable in respect of such shares of Company Stock without any interest thereon. Notwithstanding the foregoing, Parent shall not be liable to any holder of shares of Company Stock for any amount paid to a public official pursuant to applicable abandoned property, escheat or similar laws. Immediately prior to such time when amounts remaining unclaimed by holders of shares of Company Stock would otherwise escheat to or become property of any governmental authority, such unclaimed amounts shall become, to the extent permitted by applicable law, the property of Parent free and clear of any claims or interest of any Persons previously entitled thereto.

        (f)    Any portion of the Final Merger Consideration made available to the Exchange Agent pursuant to Section 2.06(a) to pay for shares of Company Stock for which appraisal rights have been perfected shall be returned to Parent, upon demand.

        Section 2.07.    Dissenting Shares.    Notwithstanding Section 2.05, shares of Company Stock outstanding immediately prior to the Effective Time and held by a holder who has not voted in favor of the Merger or consented thereto in writing and who has demanded appraisal for such shares in accordance with California Law shall not be converted into a right to receive the Final Merger Consideration issuable and/or payable in respect of such shares of Company Stock, but the holder thereof shall be entitled only to such rights as are provided by California Law, unless such holder fails to perfect, withdraws or otherwise loses its right to appraisal. If, after the Effective Time, such holder fails to perfect, withdraws or loses its right to appraisal, such shares shall be treated as if they had been converted as of the Effective Time into a right to receive the Final Merger Consideration issuable and/or payable in respect of such shares of Company Stock less the Escrow Holdback applicable thereto. The Company shall give Parent prompt notice of any demands received by the Company for appraisal of shares of Company Stock, and Parent shall have the right to participate in all negotiations and proceedings with respect to such demands. Except with the prior written consent of Parent, the Company shall not make any payment with respect to, or settle or offer to settle, any such demands.

        Section 2.08.    Stock Options.    (a) All Company Employee Stock Options and Supplemental Options shall, at the Effective Time and by virtue of the Merger and without any action on the part of the holder thereof, be assumed by Parent. Each Company Employee Stock Option and Supplemental Option so assumed by Parent under this Agreement shall continue to have, and be subject to, substantially similar terms and conditions to those set forth in the Company Stock Option Plan or as provided in the respective option agreement immediately prior to the Effective Time (including the vesting schedule), except that (i) each Company Employee Stock Option and Supplemental Option will be exercisable for that number of whole shares of Parent Common Stock equal to the product of (A) the number of shares of Company Common Stock that were issuable upon exercise of such Company Employee Stock Option or Supplemental Option immediately prior to the Effective Time multiplied by (B) the Option Exchange Ratio, rounded down to the nearest whole number of shares of Parent Common Stock; and (ii) the per share exercise price for the shares of Parent Common Stock issuable upon exercise of such assumed Company Employee Stock Option or Supplemental Option will be equal to the quotient determined by dividing (A) the exercise price per share of Company Common Stock at which such Company Employee Stock Option or Supplemental Option was exercisable immediately prior to the Effective Time by (B) the Option Exchange Ratio, rounded up to the nearest whole cent. It is the intention of the parties hereto that the Company Employee Stock Options and Supplemental Options assumed by Parent following the Effective Time pursuant to this Section will, to the extent permitted by applicable law, qualify as incentive stock options as defined in Section 422 of the Code, to the extent any such Company Employee Stock Options or Supplemental Options qualified as incentive stock options immediately prior to the Effective Time.

        (b)   As soon as practicable after the Effective Time, Parent shall deliver to each holder of an outstanding Company Employee Stock Option or Supplemental Option an appropriate notice setting forth such holder's rights pursuant thereto. Prior to the Closing, Parent shall take all corporate action necessary to reserve for issuance a sufficient number of shares of Parent Common Stock for delivery upon exercise of assumed Company Employee Stock Options and Supplemental Options pursuant to the terms set forth in this Section.

        (c)   At the Effective Time, all Company Stock Options that are not Company Employee Stock Options shall accelerate in accordance with their terms and, to the extent not exercised, terminate in accordance with their terms. The Company shall provide notice to holders of such Company Stock Options in accordance with the terms of the Company Stock Option Plan.

        Section 2.09.    Adjustments.    If, during the period between the date of this Agreement and the Effective Time, any change in the outstanding shares of Company Stock or Parent Common Stock shall occur, including by reason of any reclassification, recapitalization, stock split or combination, exchange or readjustment of shares of Company Stock or Parent Common Stock, or stock dividend thereon with a record date during such period, the Final Merger Consideration, the Escrow Holdback, and any other amounts payable pursuant to this Agreement shall, to the extent necessary, be appropriately adjusted.

        Section 2.10.    Fractional Shares.    No fractional shares of Parent Stock shall be issued in the Merger. All fractional shares of Parent Stock that a holder of shares of Company Common Stock would otherwise be entitled to receive as a result of the Merger shall be aggregated and if a fractional share results from such aggregation, such holder shall be entitled to receive, in lieu thereof, an amount in cash without interest determined by multiplying the Average Pre-Closing Parent Stock Price by the fraction of a share of Parent Stock to which such holder would otherwise have been entitled.

        Section 2.11.    Withholding Rights.    Each of the Surviving Corporation and Parent shall be entitled to deduct and withhold from the consideration otherwise payable to any Person pursuant to this Article 2 such amounts as it is required to deduct and withhold with respect to the making of such payment under any provision of federal, state, local or foreign tax law. If the Surviving Corporation or Parent, as the case may be, so withholds amounts, such amounts shall be treated for all purposes of this Agreement as having been paid to the holder of the shares of Company Stock in respect of which the Surviving Corporation or Parent, as the case may be, made such deduction and withholding.

        Section 2.12.    Escrow.    At the Effective Time, Parent shall withhold from the Final Merger Consideration otherwise issuable and/or payable in connection with the Merger an aggregate number of shares of Parent Common Stock and/or an aggregate amount of cash equal to the Escrow Amount, in the same relative proportions as the proportions of Parent Common Stock and cash that comprise the Final Merger Consideration. Prior to or simultaneously with the Effective Time, the Shareholders' Representative and Parent shall enter into an escrow agreement (the "Escrow Agreement") with an escrow agent selected by Parent and reasonably acceptable to the Shareholders' Representative (the "Escrow Agent") in the form of Exhibit C hereto. Pursuant to the terms of the Escrow Agreement, at the Effective Time Parent shall deposit the Escrow Amount into an escrow account, which account is to be managed by the Escrow Agent (the "Escrow Account"). Distributions of any shares of Parent Common Stock and/or cash from the Escrow Account shall be governed by the terms and conditions of this Agreement and the Escrow Agreement (the shares of Parent Common Stock and cash, if any, in the Escrow Account being referred to as the "Escrow Fund"). The Escrow Amount shall be withheld from, and allocated to, each holder of Company Stock based on such holder's Escrow Holdback. All distributions from the Escrow Fund shall be made in shares of Parent Common Stock and/or cash in the same relative proportions as originally included in the Escrow Amount.

        Section 2.13.    Resolution of Disputed Amount.    (a) In the event that any Disputed Amount is included in the Escrow Amount, Parent and the Shareholders' Representative shall, during the 15 days following the Closing Date, use commercially reasonable efforts to reach agreement on the disputed items or amounts. If Parent and the Shareholders' Representative are unable to reach agreement during such period, they shall promptly thereafter cause independent accountants of nationally recognized standing reasonably satisfactory to Parent and the Shareholders' Representative (who shall not have any material relationship with Parent, the Company, the Shareholders' Representative or any of their respective Affiliates) (the "Independent Accountants"), promptly to review the disputed items or amounts for the purpose of calculating Closing Working Capital (the "Independent Accountants' Working Capital"). In calculating Independent Accountant' Working Capital, such Independent Accountants shall consider only those items or amounts in the calculation of Closing Working Capital as to which Parent has disagreed pursuant to and in accordance with Section 2.02(b). Such Independent Accountants shall deliver to Parent and the Shareholders' Representative, as promptly as practicable (and in any event within 30 days following receipt of all information requested from the Company to calculate Closing Working Capital), a report that explains any discrepancies between such Independent Accountants' Working Capital and Final Working Capital and sets forth the Independent Accountants' calculation of Independent Accountants' Working Capital. Such report and the calculations set forth therein shall be final and binding upon Parent, the Shareholders' Representative and their respective Affiliates and shall not be subject to challenge by any of the foregoing in a court of law or otherwise. The cost of such review and report shall be paid from the Escrow Fund if Independent Accountants' Working Capital is closer to Parent's calculation of Closing Working Capital than the Company's estimate of Closing Working Capital.

        (b)   As promptly as practicable following the delivery of the Independent Accountants' report specified above, each of Parent and the Shareholders' Representative shall direct the Escrow Agent to make distributions from the Escrow Fund, and the Escrow Agent shall make such distributions, as follows:

            (i)  If Independent Accountants' Working Capital is less than Final Working Capital, then the Escrow Agent shall distribute from the Escrow Fund (A) to Parent, an amount equal to (1) the amount of the difference between the Adjusted Merger Consideration as actually determined pursuant to Section 2.02(e) above and the Adjusted Merger Consideration that would have resulted had such amount been calculated using Independent Accountants' Working Capital in lieu of Final Working Capital plus (2) the cost of the Independent Accountants' review and report pursuant to Section 2.13(a) and (B) to the former shareholders of the Company (in proportion to each such shareholder's Escrow Holdback), the balance, if any, of the Disputed Amount that remains in the Escrow Fund following the distributions specified in clause (A) of this Section 2.13(b)(i); and

           (ii)  (A) If Independent Accountants' Working Capital is greater than or equal to Final Working Capital, then the Escrow Agent shall distribute the Disputed Amount from the Escrow Fund to the former shareholders of the Company (in proportion to each such shareholder's Escrow Holdback) and (B) in the event that Independent Accountants' Working Capital is greater than Final Working Capital, Parent shall issue and/or pay to the former shareholders of the Company (in proportion to each such shareholder's Escrow Holdback), the number of shares of Parent Common Stock and/or cash not already included in the Disputed Amount that would have been issued and/or paid to such former shareholders if the Independent Accountants' Working Capital had been the Final Working Capital at the Closing; provided, however, that in no event shall the amounts distributed to the former shareholders of the Company pursuant to this Section 2.13(b)(ii), when aggregated with the Final Merger Consideration, exceed the Unadjusted Merger Consideration.

For purposes of calculating the number of shares of Parent Common Stock to be included in a distribution of a given amount pursuant to this Section 2.13(b), Parent Common Stock shall be ascribed the same value given to it in connection with the calculation of Final Merger Consideration.

        Section 2.14.    Lost Certificates.    If any Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such Certificate to be lost, stolen or destroyed and, if required by the Surviving Corporation, the entry by such Person into an indemnification agreement in form satisfactory to Parent, or the posting by such Person of a bond, in such reasonable amount as the Surviving Corporation may direct, as indemnity against any claim that may be made against it with respect to such Certificate, the Exchange Agent will pay, in exchange for such lost, stolen or destroyed Certificate, the Final Merger Consideration issuable and/or payable in respect of the shares of Company Stock evidenced by such Certificate (less the Escrow Holdback applicable thereto), as contemplated by this Article 2.

ARTICLE 3
THE SURVIVING CORPORATION

        Section 3.01.    Articles of Incorporation.    The articles of incorporation of the Company in effect at the Effective Time shall be the articles of incorporation of the Surviving Corporation until amended in accordance with applicable law, provided that, at the Effective Time, such articles of incorporation shall be amended as set forth in Annex C.

        Section 3.02.    Bylaws.    The bylaws of Merger Subsidiary in effect at the Effective Time shall be the bylaws of the Surviving Corporation until amended in accordance with applicable law.

        Section 3.03.    Directors and Officers.    From and after the Effective Time, until successors are duly elected or appointed and qualified in accordance with applicable law, (i) the directors of Merger Subsidiary at the Effective Time shall be the directors of the Surviving Corporation and (ii) the officers of Merger Subsidiary at the Effective Time shall be the officers of the Surviving Corporation.

ARTICLE 4
REPRESENTATIONS AND WARRANTIES OF THE COMPANY

        The Company hereby represents and warrants to Parent that each of the statements contained in this Article 4 are true and complete, except as otherwise provided herein and except as specifically disclosed in the schedules attached hereto (each, a "Schedule" and together, the "Company Disclosure Schedule"). Each exception and other information set forth in the Company Disclosure Schedule shall be identified by reference to, or grouped under a heading referring to, a specific individual section or subsection of this Agreement and shall relate only to such section or subsection, except to the extent that (a) one portion of the Company Disclosure Schedule specifically refers to another portion thereof by specific cross reference or (b) it is readily apparent from the text of the disclosure in the Company Disclosure Schedule that an item disclosed in one section or subsection of the Company Disclosure Schedule is omitted from another section or subsection where such disclosure would be appropriate, in which case such item shall be deemed to have been disclosed in the section or subsection of the Company Disclosure Schedule from which such item is omitted.

        Section 4.01.    Corporate Existence and Power.    The Company is a corporation duly incorporated, validly existing and in good standing under the laws of the State of California and has all corporate powers and all governmental licenses, authorizations, permits, consents and approvals required to carry on its business as now conducted, except for those licenses, authorizations, permits, consents and approvals the absence of which would not have, individually or in the aggregate, a Material Adverse Effect on the Company. The Company is qualified to do business in the State of California. There are no jurisdictions in which the Company is required to be qualified to do business as a foreign corporation, except for those jurisdictions where failure to be so qualified would not have, individually or in the aggregate, a Material Adverse Effect on the Company. The Company has heretofore delivered to Parent true and complete copies of the articles of incorporation and bylaws of the

Company as currently in full force and effect. The Company is not in violation of any of the provisions of its articles of incorporation or bylaws.

        Section 4.02.    Corporate Authorization.    (a) The execution, delivery and performance by the Company of this Agreement and the Escrow Agreement and the consummation by the Company of the transactions contemplated hereby and thereby are within the Company's corporate powers and have been duly authorized by all necessary corporate action on the part of the Company, other than approval and adoption of this Agreement and the Merger by the Company's shareholders. The only votes of the holders of any of the Company's capital stock necessary in connection with the consummation of the Merger are (i) the affirmative vote of at least 50% of the outstanding shares of the Company Series A Preferred Stock and the Company Series B Preferred Stock, voting together as a single class on an As-Converted basis, (ii) the affirmative vote of at least 50% of the outstanding shares of the Company Preferred Stock and (iii) the affirmative vote of at least 50% of the outstanding shares of the Company Common Stock. This Agreement, assuming due authorization, execution and delivery by the other parties hereto, constitutes a valid and binding agreement of the Company enforceable against the Company in accordance with its terms, except as such enforceability may be limited by bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium or other similar laws now or hereafter in effect relating to creditors' rights generally and by general equitable principles (regardless of whether enforceability is considered in a proceeding in equity or at law).

        (b)   At a meeting duly called and held, the Company's Board of Directors has (i) unanimously determined that this Agreement is advisable, and that this Agreement and the Merger are fair to and in the best interests of the shareholders of the Company, (ii) unanimously approved and adopted this Agreement and the transactions contemplated hereby, and (iii) unanimously resolved to recommend approval and adoption of this Agreement by the shareholders of the Company.

        Section 4.03.    Governmental Authorization.    The execution, delivery and performance by the Company of this Agreement and the Escrow Agreement and the consummation by the Company of the transactions contemplated hereby and thereby require no action on the part of the Company by or in respect of, or filing with, any governmental body, agency, official or authority, domestic, foreign or supranational, other than (a) the filing of the agreement of merger with the California Secretary of State and appropriate documents with the relevant authorities of other states in which Company is qualified to do business, (b) compliance with any applicable requirements of the 1933 Act, and any other applicable securities laws, whether state or foreign, (c) such filings as may be required under the HSR Act and (d) any actions or filings the absence of which would not be reasonably expected to be, individually or in the aggregate, material to the Company or to materially impair the ability of the Company to consummate the transactions contemplated by this Agreement.

        Section 4.04.    Non-Contravention.    The execution, delivery and performance by the Company of this Agreement and the Escrow Agreement and the consummation of the transactions contemplated hereby and thereby do not and will not (i) contravene, conflict with, or result in any violation or breach of any provision of the articles of incorporation or bylaws of the Company, (ii) assuming compliance with the matters referred to in Section 4.03, contravene, conflict with, or result in a violation or breach of any provision of any applicable law, statute, ordinance, rule, regulation, judgment, injunction, order or decree, except for such contraventions, conflicts, violations or breaches as would not reasonably be expected to be, individually or in the aggregate, material to the Company or to materially impair the ability of the Company to consummate the actions contemplated by this Agreement, (iii) require any material consent or other action by any Person under, constitute a default, or an event that, with or without notice or lapse of time or both, could become a default, under, or cause or permit the termination, cancellation, acceleration or other change of any right or obligation or the loss of any benefit to which the Company is entitled under any provision of any agreement or other instrument binding upon the Company or any license, franchise, permit, certificate, approval or other similar authorization affecting the assets or business of the Company, except for such failures to obtain any such consent or other action, defaults, terminations, cancellations, accelerations, changes, losses as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company or (iv) result in the creation or imposition of any Lien on any asset of the Company, except for such Liens referred to in clause (iv) as would not be reasonably expected to be, individually or in the aggregate, material to the Company or to materially impair the ability of the Company to consummate the actions contemplated by this Agreement.

        Section 4.05.    Capitalization.    (a) The authorized capital stock of the Company consists of 67,858,333 shares, including 50,000,000 shares of Company Common Stock, 7,858,333 shares of Company Series A Preferred Stock and 10,000,000 shares of Company Series B Preferred Stock. The Company has no other capital stock authorized, issued or outstanding. The Company Stock is, as of the close of business on May 27, 2005, held by the Persons and in the amounts set forth in Schedule 4.05(a), with the latest known addresses of such Persons indicated thereon. All outstanding shares of the Company are duly authorized, validly issued, fully paid and non-assessable and not subject to preemptive rights created by statute, the articles of incorporation or bylaws of the Company or any agreement to which the Company is a party or by which it is bound, and all outstanding shares of Company Stock and Company Convertible Securities have been issued in compliance in all material respects with federal and state securities laws. There are no declared or accrued unpaid dividends with respect to any shares of the Company Stock. The Company has heretofore delivered to Parent true and complete copies of each Company Warrant and any and all agreements to grant a warrant to purchase Company Stock.

        (b)   The Company has reserved 5,013,333 shares of Company Common Stock for issuance to employees, directors and consultants pursuant to the Company Stock Option Plan, of which 2,571,721 shares are outstanding pursuant to option exercises through May 27, 2005, 2,039,602 shares are subject to outstanding unexercised options as of May 27, 2005 and 402,009 shares remain available for future grant as of the date hereof. Schedule 4.05(b) sets forth each Company Stock Option outstanding, the name of the optionholder, whether the optionholder is an employee of the Company, the address of record for such optionholder, the grant date and number of shares of Company Common Stock subject to such option, the exercise price of such option, the vesting schedule for such option, including the extent vested to date and whether and to what extent the exercisability of such option will be accelerated as a result of the transactions contemplated by this Agreement (indicating the circumstances that may cause such acceleration), the date on which such option expires and whether and to what extent such option qualifies as an incentive stock option as defined in Section 422 of the Code. Schedule 4.05(b) further sets forth each Company Warrant outstanding, the name of the warrantholder, the address of record for such warrantholder, the grant date and number of shares of Company Stock subject to such warrant, the type of shares of Company Stock into which such warrant is convertible, the exercise price of such warrant, the vesting schedule for such warrant, including the extent vested to date and whether and to what extent the exercisability of such warrant will be accelerated as a result of the transactions contemplated by this Agreement (indicating the circumstances that may cause such acceleration) and the date on which such warrant expires. Schedule 4.05(b) of the Company Disclosure Schedule further sets forth each outstanding convertible promissory note of the Company, the name of the noteholder and the principal amount of each such note. The Company has heretofore delivered or made available to Parent true and complete copies of the Company Stock Option Plan and each Company Stock Option and Company Warrant and any and all agreements to grant a Company Stock Option or Company Warrant.

        (c)   Schedule 4.05(c) sets forth as of the date hereof the name of the holder of any Company Common Stock subject to vesting, the number of shares of Company Common Stock subject to vesting and the vesting schedule for such Company Common Stock, including the extent vested to date and whether and to what extent the vesting of such shares of Company Common Stock will be accelerated as a result of the transactions contemplated by this Agreement, with or without the occurrence of any other event (indicating the circumstances that may cause such acceleration). Except as set forth on Schedule 4.05(c), no outstanding Company Stock is subject to vesting or forfeiture or rights of repurchase by the Company. There are no outstanding or authorized stock appreciation, dividend equivalent, phantom stock, profit participation, or other similar rights with respect to the Company or any of its securities.

        (d)   There are no voting trusts, proxies, or other agreements or understandings with respect to the voting stock of the Company or any other matters involving any securities of the Company, other than the Voting and Lockup Agreements.

        (e)   Except as set forth in this Section 4.05, there are no outstanding (i) shares of capital stock or voting securities of the Company or (ii) Company Convertible Securities (the items in clauses (i) and (ii) being referred to collectively as the "Company Securities"). There are no outstanding obligations, rights, commitments or agreements of any character, written or oral, to which the Company is a party or by which it is bound obligating the Company to issue, deliver, sell, repurchase or redeem, or cause to be issued, delivered, sold, repurchased or redeemed, any Company Securities.

        (f)    The updated version of Schedules 4.05(a), 4.05(b) and 4.05(c) required to be delivered by the Company to Parent pursuant to Section 6.08 shall, as of the Closing Date, fairly and accurately present the matters required to be presented therein.

        Section 4.06.    Subsidiaries.    The Company has no Subsidiaries.

        Section 4.07.    Financial Statements.    The audited balance sheet of the Company as of December 31, 2003 and related audited statements of income and cash flows of the Company for the year ended December 31, 2003, the unaudited balance sheet of the Company as of December 31, 2004 and related unaudited statements of income and cash flows of the Company for the year ended December 31, 2004, and the unaudited interim financial statements of the Company as of the three months ended March 31, 2005 (subject to normal reconciling adjustments) attached hereto in Schedule 4.07 fairly present in all material respects and, in conformity with generally accepted accounting principles ("GAAP") applied on a consistent basis (except as may be indicated in the notes thereto), the financial position of the Company as of the dates thereof and their results of operations and cash flows for the periods then ended (subject only to normal year-end adjustments and an absence of footnotes in the case of any unaudited interim financial statements). The Company maintains a system of internal controls over financial reporting that is adequate to the business of the Company as currently conducted.

        Section 4.08.    Absence of Certain Changes.    Since the Company Balance Sheet Date (and, with respect to clause (a) below, solely through the date of this Agreement), the business of the Company has been conducted in the ordinary course consistent with past practices and there has not been:

        (a)   any event, occurrence, development or state of circumstances or facts that has had, individually or in the aggregate, a Material Adverse Effect on the Company;

        (b)   any declaration, setting aside or payment of any dividend or other distribution with respect to any shares of capital stock of the Company;

        (c)   with respect to any outstanding shares of capital stock or other securities of, or other ownership interests in, the Company, any direct or indirect (i) reclassification, combination, split or subdivision or (ii) redemption, repurchase, purchase or other acquisition by the Company, except for repurchases by the Company of Company Common Stock made in connection with the termination of employment of Company employees;

        (d)   any amendment of any material term of any outstanding security of the Company;

        (e)   any incurrence, assumption or guarantee by the Company of any indebtedness for borrowed money; or any issuance of any debt securities, other than new convertible notes issued upon the exercise of preemptive rights arising out of the issuance of the Notes and that have terms equivalent to those of the Notes;

        (f)    any creation or other incurrence by the Company of any material Lien on any material asset;

        (g)   any making of any loan, advance or capital contributions to or investment in any Person, except for reasonable advances to employees and consultants for travel and business expenses in the ordinary course of business consistent with past practices; provided, that purchases of inventory and raw materials by the Company in the ordinary course of business consistent with past practice shall not be deemed to be investments for purposes of this Section 4.08(g);

        (h)   any damage, destruction or other casualty loss (whether or not covered by insurance) affecting the business or assets of the Company that has had or could reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company;

        (i)    any transaction or commitment made, or any contract or agreement entered into, by the Company relating to its assets or business (including the acquisition or disposition of any assets) or any relinquishment by the Company of any contract or other right, in either case material to the Company, other than those contemplated by this Agreement or undertaken or entered into in the ordinary course of business consistent with past practice;

        (j)    any change in any method of accounting or accounting principles or practice by the Company, except for any such change required by reason of a concurrent change in GAAP;

        (k)   any (i) grant of any severance or termination pay to (or amendment to any existing arrangement with) any director, officer or employee of the Company, (ii) increase in benefits payable to any director, officer or employee of the Company under any existing severance or termination pay policies or employment agreements, (iii) entering into any employment, deferred compensation or other similar agreement (or any amendment to any such existing agreement) with any director, officer or employee of the Company, (iv) establishment, adoption or amendment (except as required by applicable law) of any collective bargaining, bonus, profit-sharing, thrift, pension, retirement, deferred compensation, compensation, stock option, restricted stock, termination, severance or other benefit plan, agreement, trust, fund, policy or arrangement covering or for the benefit of any director, officer or employee of the Company or (v) increase in compensation, bonus or other benefits payable to any director, officer or employee of the Company;

        (l)    any hiring, employment, or entry into a contract or agreement with any new employees or independent contractors, except as contemplated by the hiring plan attached hereto in Schedule 4.08(l);

        (m)  any labor dispute, other than routine individual grievances, or any activity or proceeding by a labor union or representative thereof to organize any employees of the Company, which employees were not subject to a collective bargaining agreement at the Company Balance Sheet Date, or any lockouts, strikes, slowdowns, work stoppages or threats thereof by or with respect to such employees;

        (n)   any material Tax election made or changed, any annual Tax accounting period changed, any method of Tax accounting adopted or changed, any material amended Tax Returns or claims for material Tax refunds filed, any closing agreement entered into, any material Tax claim, audit or assessment settled, or any right to claim a material Tax refund, offset or other reduction in Tax liability surrendered; or

        (o)   any material change in the terms of agreements between the Company and its customers or licensees, other than changes made in the ordinary course of business consistent with past practice;

        (p)   any capital expenditure, or commitment for a capital expenditure, for additions or improvements to property, plant and equipment, other than as set forth in Schedule 4.08(p) (which shall specify any capital expenditure of $100,000 or more that is planned or expected as of the date of this Agreement); or

        (q)   agreement by the Company or any officer or employee thereof in his or her capacity as such to do any of the things described in the preceding clauses (a) through (p) (other than negotiations with Parent and its representatives regarding the transactions contemplated by this Agreement).

        Section 4.09.    No Undisclosed Liabilities.    There are no liabilities or obligations of the Company of any kind whatsoever that are both reasonably probable and material, and there is no existing condition, situation or set of circumstances that could reasonably be expected to result in such a liability or obligation, other than:

        (a)   liabilities or obligations disclosed and provided for in the Company Balance Sheet, and

        (b)   liabilities or obligations incurred in the ordinary course of business consistent with past practices since the Company Balance Sheet Date that would not reasonably be expected to be, individually or in the aggregate, material to the Company.

        Section 4.10.    Compliance with Laws and Court Orders.    The business of the Company is and has at all times since its inception been conducted in compliance in all material respects with, and to the Knowledge of the Company (a) is not under investigation with respect to and (b) has not been threatened to be charged with or given notice of any violation of, any applicable law, statute, ordinance, rule, regulation, judgment, injunction, order or decree.

        Section 4.11.    Agreements, Contracts and Commitments.    (a) The Company is not a party to or bound by:

            (i)  any lease or sublease (whether of real or personal property) providing for annual rentals of $50,000 or more;

           (ii)  as of the date of this Agreement, any commitment for the purchase or license of materials, supplies, goods, services, equipment or other tangible or intangible assets providing for either (A) annual payments by the Company of $25,000 or more or (B) aggregate payments by the Company of $50,000 or more;

          (iii)  as of the date of this Agreement, any license, sales, distribution or other similar agreement providing for the sale or license by the Company of materials, supplies, goods, services, equipment or other assets that provides for either (A) annual payments to the Company of $50,000 or more or (B) aggregate payments to the Company of $100,000 or more;

          (iv)  any partnership, joint venture or other similar agreement or arrangement;

           (v)  any agreement, contract or commitment relating to the acquisition or disposition of any business (whether by merger, sale of stock, sale of assets or otherwise);

          (vi)  any agreement relating to indebtedness for borrowed money or the deferred purchase price of property (in either case, whether incurred, assumed, guaranteed or secured by any asset), except any such agreement with an aggregate outstanding principal amount not exceeding $50,000 and which may be prepaid on not more than 30 days notice without the payment of any penalty;

         (vii)  except for agreements with customers by the Company in the ordinary course of business consistent with past practices, any option (other than employee stock options), license, franchise or similar agreement;

        (viii)  any agency, dealer, sales representative, marketing, distribution, original equipment manufacturer, remarketer, joint marketing, channel partner or other similar agreement;

          (ix)  except for agreements with customers that are ancillary to the sale of products to such customers in the ordinary course of business of the Company consistent with past practice, any development or collaboration agreement or other agreement for development of products and services for the Company;

           (x)  any agreement that limits the freedom of the Company to compete in any line of business or with any Person or in any area or which could reasonably be expected to so limit the freedom of the Company after the Effective Time;

          (xi)  any mortgages, indentures, loans or credit agreements, security agreements or other agreements or instruments relating to the borrowing of money or extension of credit, other than those mortgages, indentures, loans or credit agreements, security agreements or other agreements or instruments that are not, individually or in the aggregate, material to the Company;

         (xii)  any agreement with any Affiliate of the Company, with any director or officer of the Company, or with any "associate" or any member of the "immediate family" (as such terms are respectively defined in Rules 12b-2 and 16a-1 of the 1934 Act) of any such director or officer; or

        (xiii)  other than Employee Plans, any employment or consulting agreement, contract or commitment with an employee or individual consultant or salesperson or consulting or sales agreement, contract or commitment with a firm or other organization;

        (xiv)  any employment or consulting agreement or any agreement with severance, change in control or similar arrangements, that will result in any obligation (absolute or contingent) of the Company to make any payment as a result of the consummation of the Merger, termination of employment or both;

         (xv)  other than the Company Stock Option Plan, any agreement or plan, including, without limitation, any stock option plan, stock appreciation rights plan or stock purchase plan, any of the benefits of which will be increased, or the vesting of benefits of which will be accelerated, by the occurrence of any of the transactions contemplated by this Agreement or the value of any of the benefits of which will be calculated on the basis of any of the transactions contemplated by this Agreement other than set forth on Schedule 4.11(a); or

        (xvi)  any other agreement, commitment, arrangement or plan not made in the ordinary course of business that is material to the Company.

        (b)   Each agreement, contract, plan, lease, arrangement or commitment required to be disclosed pursuant to this Agreement (other than those that have expired by their own terms) (each, a "Material Contract") is a valid and binding agreement of the Company, enforceable against the Company (except as such enforceability may be limited by bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium or other similar laws now or hereafter in effect relating to creditors' rights generally and by general equitable principles, and regardless of whether enforceability is considered in a proceeding in equity or at law), and is in full force and effect with respect to the Company and, to the Knowledge of the Company, each other party thereto. The Company is not in default or breach in any material respect (beyond any applicable notice and cure period) under, and has fulfilled its material obligations under, the terms of each such Material Contract. As of the date of this Agreement and to the Knowledge of the Company, no other party to any Material Contract is in default or breach or has failed to fulfill its obligations in any material respect under the terms of any Material Contract. To the Knowledge of the Company, no event or circumstance has occurred that, with notice or lapse of time or both, would reasonably be expected to constitute any event of default under any Material Contract. True and complete copies of each Material Contract have been made available to Parent.

        (c)   To the Knowledge of the Company, as of the date of this Agreement no person is renegotiating, or has a right (absent any default or breach of a Material Contract) pursuant to the terms of any Material Contract to renegotiate, any material amount paid or payable to the Company under any Material Contract or any other material term or provision of any Material Contract. As of the date of this Agreement, the Company has not received any written or verbal indication of an intention to terminate any of the Material Contracts by any of the parties to any of the Material Contracts.

        (d)   To the Knowledge of the Company, without giving effect to the Merger and the other transactions contemplated by this Agreement, the Company will be able to fulfill, when due, all of its obligations under the Material Contracts that remain to be performed after the date hereof.

        (e)   The transactions contemplated by this Agreement will not give rise to any material notice or consent requirements or rights of termination under any contract disclosed in response to Section 4.11(a).

        Section 4.12.    Litigation.    As of the date of this Agreement, there is no material action, suit, investigation or proceeding pending against, or, to the Knowledge of the Company, threatened against, the Company or, to the Knowledge of the Company, pending or threatened against any present or former officer, director or employee of the Company or any other Person, in each case for whom the Company would reasonably be expected to be liable or any of their respective properties or that in any manner challenges or seeks to prevent, enjoin, alter or materially delay the Merger or any of the other transactions contemplated hereby before any court or arbitrator or before or by any governmental body, agency or official, domestic, foreign or supranational.

        Section 4.13.    Finders' Fees.    There is no investment banker, broker, finder or other intermediary that has been retained by or is authorized to act on behalf of the Company who might be entitled to any fee or commission from the Company or any of its Affiliates in connection with the transactions contemplated by this Agreement.

        Section 4.14.    Tax Representations.    The Company represents and warrants to Parent as of the date hereof and as of the Effective Time that:

        (a)    Filing and Payment.    (i) All income and other material Tax returns, statements, reports, elections, declarations, disclosures, schedules and forms (including estimated tax or information returns and reports) required to be filed with any Taxing Authority ("Returns") with respect to any Pre-Closing Tax Period by or on behalf of the Company have, to the extent required to be filed on or before the date hereof, been filed when due in accordance with all applicable laws; (ii) as of the time of filing, such Returns were true and complete in all material respects; and (iii) all Taxes shown as due and payable on the Returns that have been filed have been timely paid, or withheld and remitted to the appropriate Taxing Authority.

        (b)    Financial Records.    (i) The charges, accruals and reserves for Taxes with respect to the Company reflected on the books of the Company (excluding any provision for deferred income taxes reflecting differences between the treatment of items for accounting and income tax purposes) are adequate to cover material Tax liabilities accruing through the end of the last period for which the Company ordinarily records items on its books; (ii) since the end of the last period for which the Company ordinarily records items on its books, the Company has not incurred any Taxes, other than in the ordinary course of business; and (iii) all information set forth in the Company Balance Sheet (including the notes thereto) relating to Tax matters is true and complete in all material respects.

        (c)    Procedure and Compliance.    (i) All federal Returns filed with respect to the Company through the Tax year ended December 31, 2000 have been examined and closed or are Returns with respect to which the applicable period for assessment under applicable law, after giving effect to extensions or waivers, has expired; (ii) neither the Company nor any member of any affiliated, consolidated, combined or unitary group of which the Company is or has been a member has granted any extension or waiver of the statute of limitations period applicable to any Return, which period

(after giving effect to such extension or waiver) has not yet expired; (iii) no adjustment that would materially increase the Tax liability, or materially reduce any Tax Asset, of the Company has been made, proposed or threatened in writing by a Taxing Authority during any audit of a Pre-Closing Tax Period which would reasonably be expected to be made, proposed or threatened in an audit of any subsequent Pre-Closing Tax Period or Post-Closing Tax Period; and (iv) there is no claim, audit, action, suit, proceeding or investigation now pending or threatened in writing against or with respect to the Company in respect of any Tax or Tax Asset.

        (d)    Taxing Jurisdictions.    Schedule 4.14(d) sets forth a list of all jurisdictions (whether foreign or domestic) to which any Tax is properly payable by the Company. No claim has ever been made by a Taxing Authority in a jurisdiction where the Company does not file Returns that the Company is or may be subject to taxation in that jurisdiction.

        (e)    Tax Sharing, Consolidation and Similar Arrangements.    (i) The Company has not been a member of an affiliated, consolidated, combined or unitary group other than one of which the Company was the common parent, or made any election or participated in any arrangement whereby any Tax liability or any Tax Asset of the Company was determined or taken into account for Tax purposes with reference to or in conjunction with any Tax liability or any Tax Asset of any other person; (ii) the Company is not party to any Tax Sharing Agreement or to any other agreement or arrangement referred to in clause (ii) or (iii) of the definition of "Tax"; and (iii) the Company has not entered into any agreement or arrangement with any Taxing Authority with regard to the Tax liability of the Company affecting any Tax period for which the applicable statute of limitations, after giving effect to extensions or waivers, has not expired.

        (f)    Certain Elections, Agreements and Arrangements.    (i) No election has been made under Treasury Regulations Section 1.7701-3 or any similar provision of Tax law to treat the Company as an association, corporation or partnership; (ii) the Company is not disregarded as an entity for Tax purposes; (iii) during the five-year period ending on the date hereof, the Company was not a distributing corporation or a controlled corporation in a transaction intended to be governed by Section 355 of the Code; and (iv) the Company is not a party to any understanding or arrangement described in Section 6662(d)(2)(C)(ii) of the Code, and has not "participated" in a "reportable transaction" within the meaning of Treasury Regulations Section 1.6011-4.

        (g)    Property and Leases.    None of the property owned by the Company is "tax-exempt use property" within the meaning of Section 168(h) of the Code.

        (h)    Post-Closing Attributes.    The Company will not be required to include any adjustment in taxable income for any Post-Closing Tax Period under Section 481(c) of the Code (or any similar provision of the Tax laws of any jurisdiction) as a result of a change in method of accounting for a Pre-Closing Tax Period.

        Section 4.15.    Employee Matters and Employment Benefit Plans.    (a) Schedule 4.15(a) contains a correct and complete list identifying each "employee benefit plan", as defined in Section 3(3) of ERISA, each employment, severance or similar contract, plan, arrangement or policy and each other plan or arrangement (written or oral) providing for compensation, bonuses, profit-sharing, stock option or other stock related rights or other forms of incentive or deferred compensation, vacation benefits, health or medical benefits, employee assistance program, disability or sick leave benefits, severance benefits and post-employment or retirement benefits (including compensation, pension, health, medical or life insurance benefits) which is maintained, administered or contributed to by the Company or any of its Affiliates and covers any current or former employee, director or independent contractor of the Company, or with respect to which the Company has any liability. Copies of such plans (and, if applicable, related trust or funding agreements or insurance policies) and all amendments thereto and written interpretations thereof have been made available to Parent together with the most recent annual report (Form 5500 including, if applicable, Schedule B thereto) prepared in connection with any such plan or trust. Such plans are referred to collectively herein as the "Employee Plans".

        (b)   Neither the Company nor any ERISA Affiliate nor any predecessor thereof does or is required to sponsor, maintain or contribute to, or has in the past sponsored, maintained or contributed to, any Employee Plan subject to Title IV of ERISA.

        (c)   Neither the Company nor any ERISA Affiliate nor any predecessor thereof does or is required to contribute to, or has in the past contributed to, any multiemployer plan, as defined in Section 3(37) of ERISA (a "Multiemployer Plan").

        (d)   All the Employee Plans that are intended to be qualified under Section 401(a) of the Code have received determination, opinion or advisory letters from the Internal Revenue Service to the effect that such Employee Plans are qualified and the plans and trusts related thereto are exempt from federal income taxes under Sections 401(a) and 501(a), respectively, of the Code, or the Company has remaining a period of time under applicable U.S. Department of the Treasury regulations or Internal Revenue Service pronouncements in which to apply for such a letter and to make any amendments necessary to obtain a favorable determination as to the qualified status of each such Employee Plan. To the Company's Knowledge, no such determination, opinion or advisory letter has been revoked and revocation has not been threatened, and no such Employee Plan has been amended or operated since the date of its most recent determination letter or application therefor in any respect, and no act or omission has occurred, that would reasonably be expected to adversely affect its qualification.

        (e)   Each Employee Plan has been maintained in material compliance with its terms and with the requirements prescribed by any and all statutes, orders, rules and regulations, including but not limited to ERISA and the Code, which are applicable to such Employee Plan. To the Knowledge of the Company, no material events have occurred with respect to any Employee Plan that could result in payment or assessment by or against the Company of any material excise taxes under Sections 4972, 4975, 4976, 4977, 4979, 4980B, 4980D, 4980E or 5000 of the Code.

        (f)    The consummation of the transactions contemplated by this Agreement will not (either alone or together with any other event) entitle any current or former employee, director or independent contractor of the Company to severance pay, bonus, retirement or similar benefit or accelerate the time of payment or vesting or trigger any payment of funding (through a grantor trust or otherwise) of compensation or benefits under, increase the amount payable or trigger any other material obligation pursuant to, any Employee Plan or any other employment or benefit arrangement.

        (g)   There is no contract, plan or arrangement (written or otherwise) covering any current or former employee, director or independent contractor of the Company that, individually or collectively, could give rise to the payment of any amount that would not be deductible pursuant to the terms of Section 280G of the Code.

        (h)   The Company does not have any liability in respect of post-employment or post-retirement health, medical or life insurance benefits for retired, former or current employees of the Company except as required to avoid excise tax under Section 4980B of the Code. Each Employee Plan providing health or medical benefits can be amended, terminated or otherwise discontinued after the Effective Time, without material liability to the Parent or the Company (other than ordinary administration expenses).

        (i)    All contributions and payments accrued under each Employee Plan, determined in accordance with prior funding and accrual practices, as adjusted to include proportional accruals for the period ending as of the date hereof, have been discharged and paid on or prior to the date hereof except to the extent reflected as a liability on the Company Balance Sheet.

        (j)    There has been no amendment to, written interpretation or announcement (whether or not written) by the Company or any of its Affiliates relating to, or change in employee participation or coverage under, an Employee Plan which could increase materially the expense of maintaining such Employee Plan above the level of the expense incurred in respect thereof for the fiscal year ended December 31, 2004.

        (k)   The Company is not a party to or subject to, or is currently negotiating in connection with entering into, any collective bargaining agreement or other contract or understanding with a labor union or organization.

        (l)    There is no action, suit, investigation, audit or proceeding pending against or involving or, to the Knowledge of the Company, threatened against or involving, any Employee Plan before any court or arbitrator or any state, federal or local governmental body, agency or official.

        (m)  The Company is in material compliance with all currently applicable laws respecting employment and employment practices, terms and conditions of employment and wages and hours, and is not engaged in any unfair labor practice. There is no unfair labor practice complaint pending or, to the Knowledge of the Company, threatened against the Company before the National Labor Relations Board.

        (n)   The Company has not engaged in any workforce reduction within the last 90 days which, alone or when aggregated with any other workforce reduction before or after the date hereof, would trigger obligations under the Worker Adjustment and Retraining Notification Act (the "WARN Act"), or any similar state or local laws regulating layoffs or employment terminations, with respect to its employees.

        (o)   The Company has provided to Parent a true and complete list of the names, titles (if applicable), annual salaries or wage rates and other compensation of all employees of the Company. The Company has no Knowledge that any of its officers or any other key employee of the Company intends to resign or retire as a result of the transactions contemplated by this Agreement or otherwise within one year after the Effective Time.

        Section 4.16.    Title of Properties; Absence of Liens and Encumbrances; Condition of Equipment.    (a) The Company does not own any real property and has never owned any real property. Schedule 4.16(a) sets forth a list of all real property currently leased by the Company. All such leases are in full force and effect and enforceable by the Company (except as such enforceability may be limited by bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium or other similar laws now or hereafter in effect relating to creditors' rights generally and by general equitable principles, and regardless of whether enforceability is considered in a proceeding in equity or at law). The Company has heretofore made available to Parent true and complete copies of all such leases.

        (b)   The Company has good and valid title to, or, in the case of leased properties and assets, valid leasehold interests in, all of their tangible properties and assets, real, personal and mixed, used or held for use in their respective businesses, free and clear of any Liens, except as reflected in the Company Balance Sheet and except for Liens for Taxes not yet due and payable, municipal and zoning ordinances, easements for public utilities and such imperfections of title and encumbrances, if any, which are not material in character, amount or extent, and which do not materially interfere with the present use, of the property subject thereto or affected thereby.

        (c)   Schedule 4.16(c) lists all items of equipment (the "Equipment") owned or leased by the Company with a book value for each individual item in excess of $25,000 and such Equipment is, in the aggregate, in all material respects, (i) adequate for the conduct of the business of the Company as currently conducted and (ii) in reasonable operating condition, regularly and properly maintained, subject to normal wear and tear.

        Section 4.17.    Products and Services.    To the Knowledge of the Company, each of the products and services produced, sold or licensed by the Company is, and at all times up to and including the sale thereof has been, (a) in compliance in all material respects with all applicable federal, state, local and foreign laws and regulations and (b) fit for the ordinary purposes for which it is intended to be used. The Company's products conform in all material respects to the respective specifications therefor.

        Section 4.18.    Intellectual Property.    (a) Schedule 4.18(a)(i) contains a true and complete list of all Registered Intellectual Property Rights. Schedule 4.18(a)(ii) contains a true and complete list of all material agreements (whether written or otherwise, including license agreements, research agreements, development agreements, distribution agreements, settlement agreements, consent to use agreements and covenants not to sue, but excluding licenses for commercial off the shelf computer software that are generally available on nondiscriminatory pricing terms) to which the Company is a party or otherwise bound and pursuant to which the Company grants or obtains the right to use or a covenant not to be sued under, any Intellectual Property Right, indicating as to each whether the Company is a grantor or grantee, other than agreements for sale or distribution of products to Company's customers, and/or licenses or covenants not to sue for the use thereof by such customers, under agreements substantially similar to Company's standard customer agreement or other existing agreements, in each case previously furnished to Parent.

        (b)   To the Knowledge of the Company, the Licensed Intellectual Property Rights and the Owned Intellectual Property Rights together constitute all the Intellectual Property Rights necessary to, or used or held for use in, the conduct of the business of the Company as conducted on the date of this Agreement and as proposed by the Company to be conducted. There exist no restrictions on the Company's disclosure, use, license or transfer of the Owned Intellectual Property Rights. The consummation of the transactions contemplated by this Agreement will not alter, encumber, impair or extinguish any Owned Intellectual Property Rights or Licensed Intellectual Property Rights, except in each case as would not be material to the Company.

        (c)   The Company has not given to any Person an indemnity in connection with any Intellectual Property Right, other than indemnities that arise under a standard form sales contract of the Company, a copy of which is attached in Schedule 4.18(c).

        (d)   To the Knowledge of the Company, the Company has not infringed, misappropriated or otherwise violated any Intellectual Property Right of any third person. As of the date of this Agreement, there is no claim, action, suit, investigation or proceeding pending against, or, to the Knowledge of the Company, threatened against the Company or any present or former officer, director or employee of the Company, or, to the Knowledge of the Company, with respect to which the Licensed Intellectual Property Rights are at issue, (i) based upon, or challenging or seeking to deny or restrict, the rights of the Company in any of the Owned Intellectual Property Rights or the Licensed Intellectual Property Rights, (ii) alleging that the use, by or under authority of the Company, of the Owned Intellectual Property Rights or the Licensed Intellectual Property Rights or of any services provided, processes used or products manufactured, used, imported, offered for sale or sold by the Company do or may conflict with, misappropriate, infringe or otherwise violate any Intellectual Property Right of any third party or (iii) alleging that the Company has infringed, misappropriated or otherwise violated any Intellectual Property Right of any third party. As of the date of this Agreement, the Company has not received from any third party an offer to license any Intellectual Property Right of such third party in connection with an allegation that the Company has infringed, misappropriated or otherwise violated such Intellectual Property Right.

        (e)   None of the Owned Intellectual Property Rights and, to the Knowledge of the Company, none of the Licensed Intellectual Property Rights has been adjudged invalid or unenforceable in whole or part, nor as of the date of this Agreement has the Company received from any third party a communication alleging that any such Owned Intellectual Property Rights and Licensed Intellectual

Property Rights are invalid or unenforceable in whole or part. To the Knowledge of the Company, all of the Owned Intellectual Property Rights that fall within clauses (i), (ii), (iv), (v) and (viii) of the definition of Intellectual Property Rights contained in Section 1.01(a) hereof and such of the Licensed Intellectual Property Rights as are exclusively licensed to the Company are valid and enforceable.

        (f)    The Company is the sole owner of all Registered Intellectual Property Rights and holds all right, title and interest in and to all Registered Intellectual Property Rights and, to the extent licensed to the Company, the Licensed Intellectual Property Rights, free and clear of any Lien (except, with respect to Licensed Intellectual Property Rights, encumbrances set forth in the applicable license or other agreement conveying rights to the Company). In each case where a patent or patent application, trademark registration or trademark application, service mark registration or service mark application, or copyright registration or copyright application included in the Owned Intellectual Property is held by assignment, the assignment has been duly recorded with the governmental authority from which the patent or registration issued or before which the application or application for registration is pending. The Company has taken all actions reasonably necessary to the business of the Company as presently conducted to maintain and protect the Owned Intellectual Property Rights and its rights in the Licensed Intellectual Property Rights, including payment of applicable maintenance fees and filing of applicable statements of use.

        (g)   To the Knowledge of the Company, no Person has infringed, misappropriated or otherwise violated any Owned Intellectual Property Right or Licensed Intellectual Property Right in a manner that would have a material effect on the operation of the business of the Company. The Company has taken reasonable steps to maintain the confidentiality of all Intellectual Property Rights of the Company that are material to the business of the Company as presently conducted and the value of which to the Company is contingent upon maintaining the confidentiality thereof. None of the Intellectual Property Rights of the Company that are material to the business of the Company as presently conducted and the value of which to the Company is contingent upon maintaining the confidentiality thereof, has been disclosed by the Company or, to the Knowledge of the Company, by any other Person other than to (i) employees, representatives and agents of the Company, all of whom are bound by written confidentiality agreements substantially in the form previously disclosed to Buyer and (ii) those third parties who have executed reasonable nondisclosure agreements with the Company.

        (h)   The Company has taken reasonable steps to preserve and maintain reasonably complete notes and records relating to the Owned Intellectual Property Rights and the Licensed Intellectual Property Rights material to the conduct of the Company's business as of the date of this Agreement.

        (i)    Each of the patents and patent applications set forth in Schedule 4.18(a)(i) has been prosecuted in material compliance with all applicable rules, policies, and procedures of the United States Patent and Trademark Office or applicable foreign patent agencies. With respect to pending applications and applications for registration of the Owned Intellectual Property Rights and the Licensed Intellectual Property Rights that are material to the business or operation of the Company, the Company has not been notified that any such application or application for registration will not be granted with coverage that is at least substantially equivalent to the latest amended version of the pending application or application for registration. None of the trademarks, service marks, applications for trademarks and applications for service marks included in the Owned Intellectual Property Rights that are material to the business or operation of the Company has been the subject of an opposition or cancellation procedure. None of the patents and patent applications included in the Owned Intellectual Property Rights that are material to the business or operation of the Company has been the subject of an interference, protest, public use proceeding or third party reexamination request.

        (j)    All products sold by the Company or, to the Knowledge of the Company, by any licensee of the Company and covered by a patent, trademark or copyright included in the Owned Intellectual

Property Rights have been marked with the notice (applicable as of the date thereof) of all nations in which such product was sold requiring such notice in order to collect damages.

        (k)   To the extent that any Intellectual Property Right that is material to the conduct of the business of the Company as presently conducted has been developed or created by a third party (including any current or former employee of the Company) for the Company, the Company has a written agreement with such third party with respect thereto, and the Company thereby either (i) has obtained ownership of and is the exclusive owner of, or (ii) has obtained a valid right to exploit, sufficient for the conduct of its business as presently conducted, such Intellectual Property Right.

        (l)    No government funding or facilities of a university, college or other educational institution was used in the development of any Intellectual Property Rights included in the Owned Intellectual Property Rights or, to the Knowledge of the Company, any exclusively licensed Licensed Intellectual Property Rights. To the Knowledge of the Company, no current or former employee, consultant or independent contractor, who was involved in, or who contributed to, the creation or development of any Intellectual Property Rights included in the Owned Intellectual Property Rights or any exclusively licensed Licensed Intellectual Property Rights, has performed services for the government or a university, college, or other educational institution in a manner inconsistent with the Company's rights in and to such Owned Intellectual Property Rights or exclusively licensed Licensed Intellectual Property Rights. No Person other than the Company possesses any current or contingent right to license, sell or otherwise distribute products or services utilizing the Owned Intellectual Property Rights that fall within clauses (i), (ii), (iv), (v) and (viii) of the definition of Intellectual Property Rights contained in Section 1.01(a) hereof or any exclusively licensed Licensed Intellectual Property Rights, except (i) as disclosed in agreements listed in the Disclosure Schedules and (ii) in the case of Licensed Intellectual Property Rights, for the respective licensors thereof.

        (m)  There are no actions that must be taken by the Company within 90 days following the Closing Date, including the payment of any registration, maintenance or renewal fees or the filing of any responses to office actions by the patent, copyright, trademark or other authorities in the United States or foreign jurisdictions, documents, applications or certificates for the purposes of obtaining, maintaining, perfecting or preserving or renewing any patents and patent applications, registered copyrights and copyright applications, registered trademarks and trademark applications and any other Intellectual Property Right that is the subject of an application, certificate, filing, registration or other document issued by, filed with, or recorded by, any private, state, government or other public legal authority ("Registered Intellectual Property Rights") included in the Owned Intellectual Property Rights or exclusively licensed with the right to control prosecution or maintenance and included in the Licensed Intellectual Property Rights.

        (n)   The Company has not received a written opinion of counsel with respect to the invalidity, non-infringement or unenforceability of any patent or patent application.

        (o)   As of the date of this Agreement, no Person other than the Company possesses any current or contingent rights to any source code that is part of the Owned Intellectual Property Rights other than in connection with any software escrow arrangement entered into between the Company and its customers in the ordinary course of business pursuant to a written agreement, in the form of or substantially similar to the Company's standard form of software escrow agreement substantially in the form previously furnished to Parent.

        (p)   To the Knowledge of the Company, the source code relating to the software included in the Owned Intellectual Property Rights has been maintained in strict confidence and have been disclosed by the Company only to (i) those of its employees and contractors who reasonably have a "need to know" the contents thereof in connection with the performance of their duties to the Company and who have executed nondisclosure agreements with the Company substantially in the form previously furnished to Buyer; and (ii) those third parties who have executed nondisclosure agreements with the Company substantially in the form previously furnished to Parent.

        (q)   To the Knowledge of the Company, none of the software included in the Owned Intellectual Property Rights or distributed by the Company contains any software code that is licensed to the Company under any terms or conditions that require that any such software be (i) made available or distributed in source code form; (ii) licensed for the purpose of making derivative works; (iii) licensed under terms that allow reverse engineering, reverse assembly or disassembly of any kind; or (iv) redistributable at no charge.

        (r)   It is the practice of Company to scan with commercially available virus scan software the software used in the business of the Company as currently conducted that are capable of being scanned for viruses. To the Knowledge of the Company, none of the software included in the Owned Intellectual Property Rights or any exclusively licensed Licensed Intellectual Property Rights and that is used or held for use in the conduct of the business of the Company as currently conducted contains any computer code designed to disrupt, disable or harm in any manner the operation of any software or hardware; provided, however, that the foregoing referenced computer code shall not include any code that prevents the licensee from exceeding the number of licensed seats or simultaneous users, discontinues use of the software if the term of the license is exceeded without renewal or otherwise seeks to prevent a licensee from exceeding its permitted license to the software. To the Knowledge of the Company, none of the software included in the Owned Intellectual Property Rights or the Licensed Intellectual Property Rights and that is used in the business of the Company as currently conducted contains any worm, bomb, backdoor, clock, timer, or other disabling device code, design or routine which can cause software to be erased, inoperable, or otherwise incapable of being used, either automatically or upon command by any person; provided, however, that the foregoing referenced computer code shall not include any code that prevents the licensee from exceeding the number of licensed seats or simultaneous users, discontinues use of the software if the term of the license is exceeded without renewal or otherwise seeks to prevent a licensee from exceeding its permitted license to the software.

        Section 4.19.    Insurance Coverage.    Schedule 4.19 contains (i) a complete and accurate list of, and the Company has made available to Parent true and complete copies of, all insurance policies and fidelity bonds relating to the assets, business, operations, employees, officers or directors of the Company and (ii) a complete and accurate list of all claims by the Company pending under any of such policies or bonds. As of the date of this Agreement, there is no claim by the Company pending under any of such policies or bonds as to which coverage has been questioned, denied or disputed by the underwriters of such policies or bonds or in respect of which such underwriters have reserved their rights. All premiums payable under all such policies and bonds have been timely paid and the Company has otherwise complied in all material respects with the terms and conditions of all such policies and bonds. Such policies of insurance and bonds (or other policies and bonds providing substantially similar insurance coverage) have been in effect since 2001 and remain in full force and effect. The Company has no Knowledge of any threatened termination of, premium increase with respect to, or material alteration of coverage under, any of such policies or bonds. The Company shall after the Effective Time continue to have coverage under such policies and bonds with respect to events occurring prior to the Effective Time.

        Section 4.20.    Licenses and Permits.    Schedule 4.20 correctly lists each material license, franchise, permit, certificate, approval or other similar authorization necessary for the operation of the business of the Company as conducted as of the date of this Agreement (the "Permits") together with the name of the government agency or entity issuing such Permit. The Permits are valid and in full force and effect. The Company is not in material default under, and no condition exists that with notice or lapse of time or both would reasonably be expected to constitute a material default under, the Permits. None of the Permits will be terminated or materially impaired or become terminable, in whole or in part, as a result of the transactions contemplated hereby. The Company has made all material filings with governmental entities and have received all material permits, registrations, licenses, franchises, certifications and other approvals necessary to conduct and operate its business as currently conducted or operated by it and to permit the Company to own or use its assets in the manner in which such assets are currently owned or used.

        Section 4.21.    Receivables.    The Company has made available to Parent a list of all accounts receivable of the Company as of March 31, 2005, along with a statement of days elapsed since invoice.

        Section 4.22.    Environmental Matters.    (a) Except as set forth in Schedule 4.22:

            (i)  no material notice, notification, demand, request for information, citation, summons or order has been received, no material complaint has been filed, no penalty has been assessed, and no material investigation, action, claim, suit, proceeding or review is pending or, to the Knowledge of the Company, is threatened by any governmental entity or other Person relating to or arising out of any Environmental Law;

           (ii)  to the Knowledge of the Company, the Company is and has been in compliance in all material respects with all Environmental Laws and all Environmental Permits; and

          (iii)  there are no material liabilities of or relating to the Company of any kind whatsoever, whether accrued, contingent, absolute, determined, determinable or otherwise arising under or relating to any Environmental Law, and to the Knowledge of the Company there are no facts, conditions, situations or set of circumstances that could reasonably be expected to result in or be the basis for any such material liability.

        (b)   The Company has provided to Parent each environmental investigation, study, audit, test, review or other environmental analysis conducted of which the Company has Knowledge and which is in the Company's possession and control in relation to the current or prior business of the Company or any property or facility now or previously owned or leased by the Company.

        (c)   The Company does not own, lease or operate and has not owned, leased or operated any real property, or conducted any operations, in New Jersey or Connecticut.

        (d)   For purposes of this Section 4.22, the term "Company" shall include any entity that is, in whole or in part, a predecessor of the Company.

        Section 4.23.    Certain Interests.    (a) To the Knowledge of the Company, none of the shareholders of the Company owning 5% or more of the Company Common Stock (calculated on an As-Converted basis) or any officer or director of the Company and no member of such person's "immediate family" (as such term is defined in Rule 16a-1 of the 1934 Act):

            (i)  has been an officer, director or shareholder of any significant supplier or customer of the Company, or of any company which holds, directly or indirectly, 50% or more of the outstanding shares of any such supplier or customer, provided, however, that the ownership of securities representing not more than 1% of the outstanding voting power of any supplier or customer, and which are listed on any national securities exchange or traded actively in the national over-the-counter market, shall not be deemed to be a "shareholder" as long as the person owning such securities has no other connection or relationship with such supplier or customer;

           (ii)  is a party to or directly or indirectly interested in any license, partnership or alliance agreement with the Company;

          (iii)  owns, directly or indirectly, in whole or in part, or has any other interest in any tangible or intangible property which the Company uses or has used in the conduct of its business or otherwise (except for any such ownership or interest resulting from the ownership of securities in a public company); or

          (iv)  has outstanding any indebtedness to the Company.

        (b)   Except for the payment of employee compensation and consulting fees in the ordinary course of business, the Company does not have any liability or any other obligation of any nature whatsoever to any shareholder of the Company or any affiliate thereof or to any officer or director of the Company or, to the Knowledge of the Company, to any immediate relative or spouse (or immediate relative of such spouse) of any such officer or director.

        (c)   There have been no transactions between the Company and any Affiliate since the Company Balance Sheet Date. There are no agreements or understandings now in effect between the Company and any Affiliate. The Company Disclosure Schedule (x) states the amounts due from the Company to any Affiliate and the amounts due from any Affiliate to the Company, (y) describes the transactions out of which such amounts arose and (z) describes any interest of any Affiliate in any supplier or customer of, or any other entity that has had business dealings with the Company since the Company Balance Sheet Date. After the Effective Time, there will be no obligations or other liabilities, including inter-company obligations, between the Company, on the one hand, and any Affiliate, on the other hand.

        Section 4.24.    Customers; Suppliers.    Schedule 4.24 sets forth the names of the ten most significant customers (by dollar amount of sales) of the Company for the year ended December 31, 2004, and the period from January 1, 2005 through March 31, 2005, and the dollar amount of sales for each such customer during such periods.

        Section 4.25.    Books and Records.    The books of account and other financial records of the Company have been maintained in accordance with sound business practices. The minute books of the Company contain records of all corporate action taken by the shareholders, the Board of Directors and any committees of the Board of Directors of the Company. At the Effective Time, all of those books and records will be in the possession of the Company. The Company has previously disclosed all of these books and records to Parent.

        Section 4.26.    Tax Treatment.    Except in the case in which the Merger is an All-Cash Transaction, neither the Company nor any of its Affiliates has taken or agreed to take any action, or is aware of any fact or circumstances that would reasonably be expected to prevent the Merger from qualifying as a reorganization within the meaning of Section 368 of the Code (a "368 Reorganization").

        Section 4.27.    Final Working Capital.    The Final Working Capital of the Company will, when delivered or determined pursuant to Section 2.02 hereof, (i) accurately reflect the Working Capital of the Company as of the Closing Date, (ii) be based upon balance sheet line items and accounts of the Company calculated in accordance with GAAP applied consistently with respect to the accounting policies, practices and procedures used in the preparation of the Company Balance Sheet and (iii) otherwise be prepared in accordance with this Agreement.

        Section 4.28.    Additional Representations.    The Company represents and warrants to Parent that each of the statements contained in Schedule 4.28 are true and complete.

ARTICLE 5
REPRESENTATIONS AND WARRANTIES OF PARENT

        Parent represents and warrants to the Company that:

        Section 5.01.    Corporate Existence and Power.    Each of Parent and Merger Subsidiary is a corporation duly incorporated, validly existing and in good standing under the laws of its jurisdiction of incorporation and has all corporate powers and all governmental licenses, authorizations, permits, consents and approvals required to carry on its business as now conducted, except for those licenses, authorizations, permits, consents and approvals the absence of which would not have, individually or in the aggregate, a Material Adverse Effect on Parent. Since the date of its incorporation, Merger

Subsidiary has not engaged in any activities other than in connection with or as contemplated by this Agreement.

        Section 5.02.    Corporate Authorization.    The execution, delivery and performance by Parent and Merger Subsidiary of this Agreement and the Escrow Agreement and the consummation by Parent and Merger Subsidiary of the transactions contemplated hereby and thereby are within the corporate powers of Parent and Merger Subsidiary and have been duly authorized by all necessary corporate action. This Agreement, assuming due authorization, execution and delivery by the other parties hereto, constitutes a valid and binding agreement of each of Parent and Merger Subsidiary enforceable against Parent and Merger Subsidiary in accordance with its terms, except as such enforceability may be limited by bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium or other similar laws now or hereafter in effect relating to creditors' rights generally and by general equitable principles (regardless of whether enforceability is considered in a proceeding in equity or at law.

        Section 5.03.    Governmental Authorization.    The execution, delivery and performance by Parent and Merger Subsidiary of this Agreement and the consummation by Parent and Merger Subsidiary of the transactions contemplated hereby require no action by or in respect of, or filing with, any governmental body, agency, official or authority, domestic, foreign or supranational, other than (i) the filing of a certificate of merger with respect to the Merger with the California Secretary of State and appropriate documents with the relevant authorities of other states in which Parent is qualified to do business, (ii) compliance with any applicable requirements of the HSR Act, (iii) compliance with any applicable requirements of the 1933 Act, the 1934 Act and any other applicable securities or takeover laws, whether state or foreign, (iv) the filing of the Registration Statement and a declaration by the SEC that such Registration Statement is effective, and (v) any actions or filings the absence of which could not be reasonably expected to have, individually or in the aggregate, a Material Adverse Effect on Parent or materially to impair the ability of Parent and Merger Subsidiary to consummate the transactions contemplated by this Agreement.

        Section 5.04.    Non-Contravention.    The execution, delivery and performance by Parent and Merger Subsidiary of this Agreement and the consummation by Parent and Merger Subsidiary of the transactions contemplated hereby do not and will not (i) contravene, conflict with, or result in any violation or breach of any provision of the certificate of incorporation or bylaws of Parent or the certificate of incorporation or bylaws of Merger Subsidiary, or (ii) assuming compliance with the matters referred to in Section 5.03, contravene, conflict with, or result in any violation or breach of any provision of any law, rule, regulation, judgment, injunction, order or decree, except for such contraventions, conflicts and violations that would not be reasonably expected to have, individually or in the aggregate, a Material Adverse Effect on Parent or materially to impair the ability of Parent and Merger Subsidiary to consummate the transactions contemplated by this Agreement.

        Section 5.05.    SEC Filings.    (a) Parent has timely filed with the SEC, and has made available to the Company, all forms, exhibits, reports, statements, schedules, registration statements and other documents required to be filed with the SEC under the 1934 Act since December 31, 2004 and its proxy statement and related materials as required by Regulation 14A under the 1934 Act for the annual meeting of shareholders for the fiscal year ended December 31, 2004 (the documents referred to in this Section 5.05 and any documents filed by Parent with the SEC between the date of this Agreement and the Closing Date, collectively, the "Parent SEC Documents").

        (b)   As of its filing date (and, in the case of a proxy statement, on the date of mailing), each Parent SEC Document (including, without limitation, any financial statements or schedules included therein) complied in all material respects with the applicable requirements of the 1934 Act.

        (c)   As of its filing date (and, in the case of a proxy statement, on the date of mailing), each Parent SEC Document (including, without limitation, any financial statements or schedules included therein) did not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements made therein, in the light of the circumstances under which they were made, not misleading.

        (d)   The financial statements (including the related notes and schedules) of Parent included in the Parent SEC Documents were prepared in accordance with GAAP during the periods involved (except as may be indicated in the notes thereto) and fairly present (subject in the case of unaudited statements to normal, recurring and year-end audit adjustments) in all material respects the consolidated financial position of Parent as of the dates thereof and the consolidated results of its operations and cash flows for the periods then ended.

        (e)   The chief executive officer and chief financial officer of Parent have made all certifications required by, and would be able to make such certifications as of the date hereof and as of the Closing Date as if required to be made as of such dates pursuant to, Sections 302 and 906 of the Sarbanes-Oxley Act of 2002 (the "Sarbanes-Oxley Act") and any related rules and regulations promulgated by the SEC, and the statements contained in any such certifications are complete and correct, and the Company is otherwise in compliance with all applicable effective provisions of the Sarbanes-Oxley Act and the applicable listing and corporate governance rules of the Nasdaq Stock Market.

        Section 5.06.    Absence of Certain Changes.    Between December 31, 2004 and the date of this Agreement, the business of Parent and its Subsidiaries has been conducted in the ordinary course consistent with past practices and there has not been:

        (a)   any event, occurrence, development or state of circumstances or facts that has had or would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on Parent;

        (b)   any amendment of any material term of any outstanding security of Parent;

        (c)   any sale of a material amount of assets (tangible or intangible) of Parent, other than sales of products in the ordinary course of business consistent with past practices;

        (d)   any change in any method of accounting or accounting principles or practice by the Company or any of its Subsidiaries, except for any such change required by reason of a concurrent change in GAAP; or

        (e)   agreement by Parent or any officer thereof in their capacities as such to do any of the things described in the preceding clauses (a) through (d).

        Section 5.07.    Common Stock.    The shares of Parent Common Stock to be issued as the Final Merger Consideration have been duly authorized and, when issued and delivered in accordance with the terms of this Agreement, will have been validly issued and will be fully paid and nonassessable and the issuance thereof is not subject to any preemptive or other similar right.

        Section 5.08.    Litigation.    There is no material action, suit, investigation or proceeding pending against, or, to the Knowledge of Parent, threatened against, Parent or any of its Subsidiaries, or, to the Knowledge of Parent pending or threatened against any present or former officer, director or employee of Parent or any of its Subsidiaries or any other Person in each case for whom Parent or any such Subsidiary would reasonably be expected to be liable or any of their respective properties that in any manner challenges or seeks to prevent, enjoin, alter or materially delay the Merger or any of the other transactions contemplated hereby before any court or arbitrator or before or by any governmental body, agency or official, domestic, foreign or supranational.

        Section 5.09.    Taxes.    (a) All income and other material Returns required by applicable law to be filed with any Taxing Authority by, or on behalf of, Parent or any of its Subsidiaries have been filed when due in accordance with all applicable laws, and all such material Returns are, or shall be at the time of filing, true and complete in all material respects.

        (b)   Parent and each of its Subsidiaries has paid (or has had paid on its behalf) or has withheld and remitted to the appropriate Taxing Authority, or, where payment is not yet due, has established (or has had established on its behalf and for its sole benefit and recourse) in accordance with GAAP an adequate accrual for all material Taxes through the end of the last period for which Parent and its Subsidiaries ordinarily record items on their respective books.

        (c)   There is no claim, audit, action, suit, proceeding or investigation now pending or threatened in writing against or with respect to Parent or its Subsidiaries in respect of any Tax or Tax Asset.

        Section 5.10.    Tax Treatment.    Except in the case in which the Merger is an All-Cash Transaction, neither Parent nor any of its Affiliates has taken or agreed to take any action, or is aware of any fact or circumstance, that would reasonably be expected to prevent the Merger from qualifying as a 368 Reorganization.

ARTICLE 6
COVENANTS OF THE COMPANY

        The Company agrees that:

        Section 6.01.    Conduct of the Company.    Except as contemplated by this Agreement or the transactions expressly contemplated hereby, or with the prior written consent of Parent, from the date hereof until the Effective Time, the Company shall conduct its business in the ordinary course consistent with past practice and in compliance in all material respects with all applicable laws and regulations, pay its debts and Taxes when due subject to good faith disputes over such debts or Taxes, pay or perform other material obligations when due, and use commercially reasonable efforts consistent with past practices and policies to (i) preserve intact its present business organization, (ii) maintain its properties in good operating condition (excepting ordinary wear and tear), (iii) keep available the services of its present officers, employees and contractors and (iv) preserve its relationships with customers, suppliers, licensors, licensees and others with which it has business dealings. Without limiting the generality of the foregoing, from the date hereof until the Effective Time, without the prior written consent to Parent (which shall be granted in Parent's sole discretion), the Company shall not:

        (a)   adopt or propose any change to its articles of incorporation or bylaws, other than as specifically permitted by this Agreement;

        (b)   issue, sell, pledge, dispose of, grant, encumber, or authorize the issuance, sale, pledge, disposition, grant or encumbrance of, (i) any shares of its capital stock of any class, or any options, warrants, Company Convertible Securities or other rights of any kind to acquire any shares of such capital stock, or any other ownership interest (including, without limitation, any phantom interest), of the Company, or (ii) any material assets of the Company, except in each case for (1) the issuance of shares of Company Common Stock upon the exercise of Company Stock Options or Company Warrants outstanding as of the date of this Agreement in accordance with their terms or the conversion of Company Preferred Stock, (2) the issuance of shares of Company Preferred Stock upon the exercise of Company Warrants outstanding as of the date of this Agreement in accordance with their terms, (3) the issuance of Company Stock Options as contemplated by the hiring plan attached hereto in Schedule 4.08(l), (4) the granting of Supplemental Options in accordance with Section 6.09 hereof or (5) the issuance of convertible notes issued upon the exercise of preemptive rights arising out of the issuance of the Notes and that have terms equivalent to those of the Notes, or shares of Company Stock issuable upon the conversion of any such Notes;

        (c)   incur any liabilities other than in the ordinary course of business, consistent with past practice;

        (d)   enter into any licensing, distribution, sponsorship, advertising, merchant program or other similar contracts, agreements, or obligations, other than end-user license and maintenance contracts and agreements with customers in the ordinary course of business consistent with past practice;

        (e)   transfer or license to any person or entity or otherwise extend, amend or modify in any material respect any Intellectual Property Rights of the Company, other than in the ordinary course of business consistent with past practice;

        (f)    sell, lease, license or otherwise dispose of any material amount of assets, securities or property, in each case except pursuant to contracts or commitments existing as of the date of this Agreement which have been disclosed to Parent prior to the date of this Agreement;

        (g)   acquire (including, without limitation, by merger, consolidation, or acquisition of stock or assets) any material interest in any corporation, partnership, other business organization or any division thereof or any assets;

        (h)   merge or consolidate with any other Person;

        (i)    take any action that would make any representation and warranty of the Company hereunder inaccurate in any respect at, or as of any time prior to, the Effective Time or omit to take any action necessary to prevent any such representation or warranty from being inaccurate in any respect at any such time; or

        (j)    enter into or amend any contract, agreement, commitment or arrangement that, if fully performed, would not be permitted under this Section 6.01, or otherwise agree or commit to do any of the things described in the preceding clauses (a) through (i).

        Section 6.02.    Shareholder Approval.    The Company shall cause a meeting of its shareholders (the "Company Shareholder Meeting") to be duly called and held as soon as reasonably practicable for approval and adoption of this Agreement and the transactions contemplated hereby. Subject to the provisions of Section 6.03(b), the Board of Directors of the Company shall recommend approval and adoption of this Agreement and the transactions contemplated by this Agreement by the Company's Shareholders. In connection with such meeting, the Company will (a) promptly prepare and thereafter mail to the Company's shareholders as promptly as reasonably practicable a proxy statement and all other proxy materials required by law for such meeting (the "Proxy Materials"), (b) unless the Board of Directors of the Company effects a Change of Recommendation as permitted by Section 6.03(b), use commercially reasonable efforts to obtain all necessary approvals by its shareholders of this Agreement and the transactions contemplated hereby and (c) otherwise comply with all legal requirements applicable to the Company Shareholder Meeting and the solicitation of approvals in connection therewith.

        Section 6.03.    No Solicitation; Other Offers.    (a) Subject to the provisions of this Section 6.03, the Company shall not, nor shall the Company authorize or permit any of its or their officers, directors, employees, investment bankers, attorneys, accountants, consultants or other agents or advisors to, directly or indirectly, (i) solicit, initiate or take any action to facilitate or encourage the submission of any Acquisition Proposal, (ii) enter into or participate in any discussions or negotiations with a Third Party relating to any Acquisition Proposal, furnish any information relating to the Company or afford access to the business, properties, assets, books or records of the Company to a Third Party in a manner that could reasonably be expected to lead to an Acquisition Proposal or otherwise cooperate in any way with, or knowingly assist, participate in, facilitate or encourage any effort by any Third Party to make an Acquisition Proposal, (iii) grant any waiver or release under any standstill or similar agreement with respect to any class of equity securities of the Company or (iv) enter into any agreement with respect to an Acquisition Proposal.

        (b)   Notwithstanding anything to the contrary set forth in this Agreement, the Board of Directors of the Company, directly or indirectly through advisors, agents or other intermediaries, may (i) engage in negotiations or discussions with any Third Party that, without prior solicitation by or negotiation with the Company after the date of this Agreement, has made a bona fide Acquisition Proposal that the Board of Directors of the Company has in good faith concluded (after consultation with its outside legal counsel and its financial advisor) is, or could reasonably be expected to lead to, a Superior Proposal and is from a person reasonably capable of consummating such Acquisition Proposal, (ii) furnish to such Third Party nonpublic information relating to the Company pursuant to a confidentiality agreement (a copy of which shall be provided for informational purposes only to Parent) at least as restrictive on such other party as that certain Mutual Non-Disclosure Agreement between Affymetrix, Inc. and ParAllele BioScience, Inc. dated September 28, 2004, as amended December 21, 2004 and March 8, 2005 (the "Letter Agreement"), (iii) following a determination by the Board of Directors of the Company that such Acquisition Proposal is a Superior Proposal, fail to make, withdraw, or modify in a manner adverse to Parent its recommendation to its shareholders referred to in Section 6.02 hereof ("Change of Recommendation") and/or (iv) take any action that any court of competent jurisdiction orders the Company to take, but in each case referred to in the foregoing clauses (i) through (iii) only if the Board of Directors of the Company determines in good faith, after consultation with its outside legal counsel, that the failure to take such action would be inconsistent with its fiduciary duties under applicable law.

        (c)   The Board of Directors of the Company shall not take any of the actions referred to in clauses (i) through (iv) of the preceding subsection unless the Company shall have delivered to Parent a prior written notice advising Parent that it intends to take such action, and the Company shall continue to advise Parent after taking such action. In addition, the Company shall notify Parent promptly (but in no event later than 24 hours) after receipt by the Company (or any of its advisors) of any Acquisition Proposal, any indication that a Third Party is considering making an Acquisition Proposal or of any request for information relating to the Company or for access to the business, properties, assets, books or records of the Company by any Third Party that may be considering making, or has made, an Acquisition Proposal. The Company shall provide such notice orally and in writing and shall identify the Third Party making, and the terms and conditions of, any such Acquisition Proposal, indication or request. The Company shall keep Parent reasonably informed, on a current basis, of the status and details of any such Acquisition Proposal, indication or request. The Company shall, and shall cause its advisors, employees and other agents to, cease immediately and cause to be terminated any and all existing activities, discussions or negotiations, if any, with any Third Party conducted prior to the date hereof with respect to any Acquisition Proposal and shall use commercially reasonable efforts to cause any such Party (or its agents or advisors) in possession of confidential information about the Company that was furnished by or on behalf of the Company to return or destroy all such information.

        (d)   Notwithstanding anything to the contrary contained in this Agreement, unless this Agreement shall be terminated in accordance with its terms, (i) the Company shall be obligated to call, give notice of, convene and hold the Company Shareholders' Meeting regardless of the commencement, disclosure, announcement or submission to it of any Acquisition Proposal or of any Change of Recommendation, and (ii) the Company shall not submit to the vote of its shareholders any Acquisition Proposal, or propose to do so.

        Section 6.04.    Access to Information.    From the date hereof until the Effective Time and subject to applicable law and the Letter Agreement, the Company shall (i) give Parent, its counsel, financial advisors, auditors and other authorized representatives reasonable access to the offices, properties, books, work papers, assets, contracts and records of the Company (including access to perform physical examinations, (ii) furnish to Parent, its counsel, financial advisors, auditors and other authorized representatives such financial and operating data and other information as such Persons may reasonably request and (iii) instruct the designated employees, counsel, financial advisors, auditors and other authorized representatives of the Company to cooperate with Parent in its investigation of the Company. The Company agrees to provide to Parent and its accountants, counsel and other representatives copies of internal financial statements (including returns and supporting documentation) promptly upon request, including in particular (and without limitation) in the event that Parent disagrees with any item within the Company's estimate of Closing Working Capital pursuant to Section 2.02(b). Any investigation pursuant to this Section shall be conducted in such manner as not to interfere unreasonably with the conduct of the business of the Company. No information or Knowledge obtained by Parent in any investigation pursuant to this Section shall affect or be deemed to modify any representation or warranty made by the Company hereunder.

        Section 6.05.    Tax Matters.    From the date hereof until the Effective Time, without the prior written consent of Parent (which shall not be unreasonably withheld or delayed), the Company shall not make or change any material Tax election, change any annual Tax accounting period, adopt or change any method of Tax accounting, file any amended Return or claim for Tax refunds, enter into any closing agreement, settle any material Tax claim, audit or assessment, surrender any right to claim a material Tax refund, offset or other reduction in Tax liability, consent to any extension or waiver of the limitations period applicable to any Tax claim or assessment or take or omit to take any other action, if any such action or omission would have the effect of materially increasing the Tax liability or materially reducing any Tax Asset of the Company, Parent or any Affiliate of Parent.

        Section 6.06.    401(k).    The Company shall terminate, effective as of the day immediately preceding the Effective Time, any and all 401(k) plans sponsored or maintained by the Company unless Parent provides written notice to the Company at least five days prior to the Effective Time that any such 401(k) plan shall not be terminated. The Company shall provide to Parent prior to the Effective Time evidence that such 401(k) plan(s) have been terminated pursuant to resolutions of the Company's Board of Directors, which resolutions shall be subject to Parent's review and approval (not to be unreasonably withheld).

        Section 6.07.    Consents.    The Company and Parent shall use their respective commercially reasonable efforts to obtain such consents, waivers, assignments and approvals as may be required from third parties in connection with the transactions contemplated hereby, including without limitation those listed on Schedule 9.02(h).

        Section 6.08.    Capitalization Information.    The Company shall deliver to Parent on a date that is two Business Days prior to the Closing Date updated versions of Schedules 4.05(a), 4.05(b) and 4.05(c) that set forth as of the Closing Date the information required by the relevant provisions of Section 4.05. The Company will provide to Parent, prior to the Effective Time, a copy of each stock option agreement, each restricted stock agreement and all other agreements pursuant to which the Company has granted Company Stock Options, Supplemental Options, Company Common Stock or any other type of award under the Option Plan. The Company shall use commercially reasonable efforts to cooperate with Parent toward ensuring satisfaction of all obligations under the Voting and Lockup Agreements by the Shareholders parties thereto.

        Section 6.09.    Supplemental Options.    From the date hereof until the Effective Time, the Company shall grant options in respect of Company Common Stock under the Company Stock Option Plan ("Supplemental Options") as directed by Parent; provided, however, that any Supplemental Options granted by the Company at the direction of Parent shall not be taken into account in the calculation of any of the Stock Exchange Ratio, the Cash Exchange Ratio or the Option Exchange Ratio.

        Section 6.10.    Certain Procedures.    Prior to the Closing Date, the Company shall perform the procedures and take the actions specified in Schedule 6.10.

ARTICLE 7
COVENANTS OF PARENT

        Parent agrees that:

        Section 7.01.    Obligations of Merger Subsidiary.    Parent will take all action necessary to cause Merger Subsidiary to perform its obligations under this Agreement and to consummate the Merger on the terms and conditions set forth in this Agreement.

        Section 7.02.    Benefits; Prior Service.    From and after the Effective Time, the Company's employees who continue employment with Parent or its Subsidiaries shall be provided with employee benefits that, in the aggregate, are substantially comparable to those provided to employees of Parent who are similarly situated. Parent shall cause such employees of the Company to be credited with service with the Company for purposes of eligibility and vesting under each employee benefit plan maintained by Parent or its Subsidiaries after the Effective Time (and, for vacation and severance plans, for purposes of benefit accrual) to the extent of their service with the Company. To the extent permitted by the terms of Parent's plans, Parent shall cause any and all pre-existing condition limitations, eligibility waiting periods and evidence of insurability requirements under any group health plans to be waived with respect to such Company employees and their eligible dependents, to the extent such limitations, waiting periods or evidence would not have applied under the Company plan, and shall use commercially reasonable efforts to provide them with credit for any co-payments, deductibles, and offsets (or similar payments) prior to the Effective Time for purposes of satisfying any applicable deductible, out-of-pocket, or similar requirements under any employee benefit plans of Parent in which they are eligible to participate after the Effective Time.

        Section 7.03.    Indemnification.    (a) From and after the Effective Time, Parent will, and Parent will cause the Surviving Corporation to fulfill and honor in all respects the obligations of Company (or any predecessor corporation) pursuant to (i) each indemnification agreement between Company and any of its current or former directors or officers (the "Indemnified Parties") and (ii) any indemnification, exculpation or advancement of expenses provision under the Company's articles of incorporation and bylaws as in effect on the date hereof. The articles of incorporation and bylaws of the Surviving Corporation will contain provisions with respect to indemnification, exculpation and advancement of expenses that are at least as favorable to the Indemnified Parties as those contained in the Company's articles of incorporation and bylaws as in effect on the date hereof, which provisions will not be amended, repealed or otherwise modified for a period of six years from the Effective Time in any manner that would adversely affect the rights thereunder of any Indemnified Party or of individuals who, immediately prior to the Effective Time, were employees or agents of Company, unless such modification is required by law.

        (b)   Prior to the Effective Time, the Company may purchase a six-year prepaid "tail" extension of the Company's directors' and officers' and fiduciary liability insurance (the "Tail D&O Policy") on terms and conditions that are no more advantageous to the beneficiaries of such policy than the Company's existing directors' and officers' and fiduciary liability insurance. In the event that the Company purchases such a Tail D&O Policy, Parent and the Surviving Corporation shall maintain such Tail D&O Policy in full force and effect and shall honor their respective obligations thereunder for a period of six years after the Effective Time.

        (c)   The provisions of this Section shall survive consummation of the Merger and are (i) intended to be for the benefit of, and will be enforceable by, each of the Indemnified Parties or other persons who are beneficiaries under the Tail D&O Policy (and their heirs and representatives) and (ii) in addition to, and not in substitution for, any other rights to indemnification or contribution that any such Indemnified Party (and other persons who are beneficiaries under the Tail D&O Policy (and their heirs and representatives)) may have by contract or otherwise under the articles of incorporation, bylaws or other equivalent organizational documents, any and all indemnification agreements of or entered into by the Company, or applicable law or equity. The obligations of Parent and the Surviving Corporation under this Section 7.03 shall not be terminated, amended or otherwise modified in such a manner as to adversely affect any Indemnified Party (or other person who is a beneficiary under the Tail D&O Policy (or their heirs and representatives)) without the prior written consent of such affected Indemnified Party (or other person who is a beneficiary under the Tail D&O Policy (or their heirs and representatives)). Each of the Indemnified Parties is intended to be a third party beneficiary of this Section 7.03, with full rights of enforcement as if a party hereto.

        (d)   The obligations and liability of Parent and the Surviving Corporation under this Section 7.03 shall be joint and several without limitation.

        (e)   In the event that Parent or the Surviving Corporation (or any of their respective successors or assigns) shall consolidate or merge with any other person and shall not be the continuing or surviving corporation or entity in such consolidation or merger, or shall transfer all or substantially all of its properties and assets to any other person, then and in each case proper provision shall be made so that the continuing or surviving corporation or entity (or its successors or assigns, if applicable), or transferee of such assets, as the case may be, shall assume the obligations set forth in this Section 7.03.

        Section 7.04.    Listing Notifications.    Parent shall timely prepare and submit to Nasdaq any notice or other document or instrument required to be filed with or submitted to Nasdaq with respect to the shares of Parent Common Stock issuable in connection with the Merger prior to the Effective Time.

        Section 7.05.    Form S-8.    Parent agrees to file with the SEC as soon as possible following the Effective Time, and in any event within 5 Business Days following the Effective Time, and to use commercially reasonable efforts to maintain the effectiveness of, a registration statement on Form S-8 under the Securities Act covering, to the extent applicable, the shares of Parent Common Stock to be issued upon the exercise of Company Stock Options and Supplemental Options of the Company assumed by Parent.

ARTICLE 8
COVENANTS OF PARENT AND THE COMPANY

        The parties hereto agree that:

        Section 8.01.    Commercially Reasonable Efforts.    Subject to the terms and conditions of this Agreement, Company and Parent will use their respective commercially reasonable efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or advisable under applicable laws and regulations to consummate the transactions contemplated hereby, to obtain all necessary waivers, consents and approvals, to effect all necessary registrations and filings and to remove any injunctions or other impediments or delays, legal or otherwise, in order to consummate and make effective the transactions contemplated by this Agreement for the purpose of securing to the parties hereto the benefits contemplated by this Agreement; provided, however, that Parent shall not be required to agree to any divestiture by Parent or any of Parent's Subsidiaries or Affiliates or by the Company or any of its Affiliates of shares of capital stock or of any business, assets or property of Parent or its Subsidiaries or Affiliates or of the Company or its Affiliates, or the imposition of any material limitation on the ability of any of them to conduct their businesses or to own or exercise control of such assets, properties and stock. In furtherance and not in limitation of the foregoing, if required, each of Parent and Company agrees to make an appropriate filing of a Notification and Report Form pursuant to the HSR Act with respect to the transactions contemplated hereby as promptly as practicable and to supply as promptly as practicable any additional information and documentary material that may be requested pursuant to the HSR Act and to take all other actions necessary to cause the expiration or termination of the applicable waiting periods under the HSR Act as soon as practicable.

        Section 8.02.    Certain Filings.    The Company and Parent shall cooperate with one another (i) in determining whether any action by or in respect of, or filing with, any governmental body, agency, official, or authority is required, or any actions, consents, approvals or waivers are required to be obtained from parties to any material contracts, in connection with the consummation of the transactions contemplated by this Agreement and (ii) in taking such actions or making any such filings, furnishing information required in connection therewith and seeking timely to obtain any such actions, consents, approvals or waivers.

        Section 8.03.    Public Announcements.    Parent and the Company will consult with each other before issuing any press release or making any public statement with respect to this Agreement or the transactions contemplated hereby and, except as may be required by applicable law or any listing agreement with any national securities exchange, will not issue any such press release or make any such public statement prior to such consultation.

        Section 8.04.    Further Assurances.    At and after the Effective Time, the officers and directors of the Surviving Corporation will be authorized to execute and deliver, in the name and on behalf of the Company or Merger Subsidiary, any deeds, bills of sale, assignments or assurances and to take and do, in the name and on behalf of the Company or Merger Subsidiary, any other actions and things to vest, perfect or confirm of record or otherwise in the Surviving Corporation any and all right, title and interest in, to and under any of the rights, properties or assets of the Company acquired or to be acquired by the Surviving Corporation as a result of, or in connection with, the Merger.

        Section 8.05.    Notification of Certain Matters.    Each party shall give prompt notice to the other parties hereto of (i) the occurrence or non-occurrence of any event, the occurrence or non-occurrence of which is likely to cause any of the conditions in Article 9 to fail to be satisfied at the Closing, (ii) any failure in any material respect of such party to comply with or satisfy any covenant, condition or agreement to be complied with or satisfied by it hereunder, (iii) any notice or other communication from any Person alleging that the consent of such Person is or may be required in connection with the transactions contemplated by this Agreement, (iv) any notice or other communication from any governmental or regulatory agency or authority in connection with the transactions contemplated by this Agreement, and (v) any actions, suits, claims, investigations or proceedings commenced or, to its Knowledge threatened against, relating to or involving or otherwise affecting the Company that, if pending on the date of this Agreement, would have been required to have been disclosed pursuant to Section 4.12, Section 4.14, Section 4.15, Section 4.17 or Section 4.22, as the case may be, or that relate to the consummation of the transactions contemplated by this Agreement; provided, however, that the delivery of any notice pursuant to this Section 8.05 shall not limit or otherwise affect any remedies available to the party receiving such notice; and provided further, however, that no disclosure by the Company pursuant to this Section 8.05 shall be deemed to amend or supplement any Schedule hereto or prevent or cure any misrepresentation, breach of warranty or breach of covenant.

        Section 8.06.    Registered Offering.    (a) Except in the case in which the Merger is an All-Cash Transaction, Parent shall prepare and within one month following the date of this Agreement file a Registration Statement (the "Registration Statement") for the registration of the Parent Common Stock expected to be included in the Final Merger Consideration on Form S-4 under the 1933 Act with the SEC and each of Parent and the Company shall cooperate to, and shall, use commercially reasonable efforts to have the Registration Statement declared effective by the SEC as promptly as practicable and to maintain the effectiveness of the Registration Statement through the Effective Time. The Company shall cooperate with, and provide information to, Parent in connection with the Registration Statement, including such financial statements and other information with respect to the Company as may be required to be filed therewith. Parent shall advise the Company promptly after it receives notice of (i) the Registration Statement being declared effective or any supplement or amendment thereto being filed with the SEC, (ii) the issuance of any stop order in respect of the Registration Statement, and (iii) the receipt of any correspondence, comments or requests from the

SEC in respect of the Registration Statement. Each of Parent and Company shall also cooperate to, and shall, take such other reasonable actions (other than qualifying to do business in any jurisdiction in which it is not so qualified) required to be taken under any applicable state securities laws in connection therewith. Parent will pay all customary expenses in connection with the Registration Statement, including, without limitation, registration fees, legal and accounting fees, listing fees, transfer agent fees and printing and mailing costs related to the Registration Statement.

        (b)   None of the information supplied by the Company to Parent or any representative thereof in connection with the Registration Statement or any other document prepared to comply with federal or state securities laws shall contain, at the time such information is provided to Parent and at the time of any mailing or filing, any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements contained therein, in the light of the circumstances under which they were made, not misleading. None of the information supplied by Parent to the Company or any representative thereof in connection with the Registration Statement or any other document prepared to comply with federal or state securities laws shall contain, at the time such information is provided to Parent and at the time of any mailing or filing, any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements contained therein, in the light of the circumstances under which they were made, not misleading.

        Section 8.07.    Confidentiality.    Prior to the Effective Time and after any termination of this Agreement, each of Parent and the Company shall hold, and shall use commercially reasonable efforts to cause its officers, directors, employees, accountants, counsel, consultants, advisors and agents to hold, in confidence, unless compelled to disclose by judicial or administrative process or by other requirements of law, all confidential documents and information concerning the other party furnished to it or its Affiliates in connection with the transactions contemplated by this Agreement in accordance with, and each of the parties hereto shall continue to be bound by, the Letter Agreement.

        Section 8.08.    Tax-Free Reorganization.    (a) Parent and the Company (i) intend that the transactions contemplated by this Agreement shall qualify as a 368 Reorganization (except in the case in which the Merger is an All-Cash Transaction) and (ii) by executing this Agreement, adopt a "plan of reorganization" within the meaning of Treasury Regulations Section 1.368-2(g). Except in the case in which the Merger is an All-Cash Transaction, prior to the Effective Time, each of Parent and the Company shall use commercially reasonable efforts to cause the Merger to qualify as a 368 Reorganization, and shall not take any action reasonably likely to cause the Merger not so to qualify. Except in the case in which the Merger is an All-Cash Transaction, parent shall not take, or cause the Company to take, any action after the Effective Time reasonably likely to cause the Merger not to qualify as a 368 Reorganization.

        (b)   Except in the case in which the Merger is an All-Cash Transaction, each of Parent and the Company shall use commercially reasonable efforts to obtain the opinions referred to in Sections 9.02(g) and 9.03(c).

        Section 8.09.    Affiliates.    Within 10 days following the date of this Agreement, the Company shall deliver to Parent a letter identifying all known Persons who may be deemed affiliates of the Company under Rule 145 of the 1933 Act. The Company shall use commercially reasonable efforts to obtain a written agreement from each person who may be so deemed as soon as practicable and, in any event, at least 30 days prior to the anticipated Closing Date, substantially in the form of Exhibit D hereto.

ARTICLE 9
CONDITIONS TO THE MERGER

        Section 9.01.    Conditions to Obligations of Each Party.    The obligations of each party to this Agreement to consummate the Merger are subject to the satisfaction at or prior to the Effective Time of the following conditions:

        (a)   This Agreement and the Merger shall have been approved and adopted by the shareholders of the Company in accordance with California Law and the Company's articles of incorporation and bylaws and such approval shall not have been revoked or otherwise withdrawn in any respect.

        (b)   No judgment, injunction, order or decree issued by any court or governmental body having competent jurisdiction shall prohibit the consummation of the Merger.

        (c)   No law or regulation shall have been enacted that has the effect of making the Merger illegal.

        (d)   All actions by or in respect of, or filings with, any governmental body, agency, official or authority, domestic, foreign or supranational, required to permit the consummation of the Merger shall have been taken, made or obtained.

        (e)   No claim, action, suit, arbitration, inquiry, proceeding or investigation by any United States, federal, state or local or any foreign government, governmental, regulatory or administrative authority, agency or commission or any court, tribunal or judicial or arbitral body (each, a "Governmental Authority") shall have been threatened by, or commenced by, any Governmental Authority against either the Company or Parent, seeking to restrain or materially and adversely alter the transactions contemplated hereby which is reasonably likely to render it impossible or unlawful to consummate the transactions contemplated by this Agreement or which could reasonably be expected to have a Material Adverse Effect on the Company or Parent.

        (f)    Any applicable waiting period under the HSR Act relating to the transactions contemplated hereby shall have expired or been terminated.

        (g)   Except in the case in which the Merger is an All-Cash Transaction, the Registration Statement shall have been declared effective and no stop order suspending the effectiveness of the Registration Statement shall be in effect and no proceedings for such purpose shall be pending before or threatened by the SEC.

        Section 9.02.    Conditions to the Obligations of Parent and Merger Subsidiary.    The obligations of Parent and Merger Subsidiary to consummate the Merger are subject to the satisfaction of the following further conditions, any of which may be waived, in writing, exclusively by Parent and Merger Subsidiary:

        (a)   The representations and warranties of the Company set forth in this Agreement, disregarding all qualifications and exceptions contained therein relating to materiality or Material Adverse Effect or any similar standard or qualification, shall be true and correct at and as of the Effective Time as if made at and as of such date (other than representations and warranties made as of a specified date, which shall be true and correct as of such specified date), except where the failure of such representations and warranties to be true and correct would not, singly or in the aggregate, have a Material Adverse Effect on the Company. Parent and Merger Subsidiary shall have received a certificate signed by the Chief Executive Officer and Senior Director of Finance and Administration of the Company to the foregoing effect.

        (b)   The Company shall have performed or complied in all material respects with all agreements and covenants required by this Agreement to be performed or complied with by it at or prior to the Effective Time. Parent and Merger Subsidiary shall have received a certificate signed by the Chief

Executive Officer and Senior Director of Finance and Administration of the Company to the foregoing effect.

        (c)   Each of the Voting and Lockup Agreements executed and delivered to Parent by the individuals listed on Annex A hereto shall be in full force and effect immediately prior to the Effective Time, and each of the Non-Competition and Non-Solicitation Agreements executed and delivered to Parent by the individuals listed on Annex B hereto shall be in full force and effect immediately prior to the Effective Time.

        (d)   Parent shall have received certified articles of incorporation and bylaws, and a good standing certificate in respect of the Company and certified board resolutions in respect of the transactions contemplated hereby, all in form and substance reasonably satisfactory to Parent.

        (e)   Parent shall have received a certificate signed by the Chief Executive Officer of the Company setting forth the Transaction Expenses incurred with respect to this Agreement and the transactions contemplated hereby, which certificate shall reflect amounts agreed to as between the Company and the Company's legal counsel, auditors, investment bankers and financial advisors.

        (f)    Except in the case in which the Merger is an All-Cash Transaction, Parent shall have received an opinion of Davis Polk & Wardwell in form and substance reasonably satisfactory to Parent, on the basis of certain facts, representations and assumptions set forth in such opinion, dated the Effective Time, to the effect that the Merger will be treated for federal income tax purposes as a reorganization qualifying under the provision of Section 368(a) of the Code and that each of Parent, Merger Subsidiary and the Company will be a party to the reorganization within the meaning of Section 368(a) of the Code. In rendering such opinion, such counsel shall be entitled to rely upon representations of officers of Parent and the Company in the form customarily agreed to in transactions of this nature.

        (g)   The Company shall have delivered a certification pursuant to Treasury Regulations Sections 1.897-2(h) and 1.1445-2(c), signed by the Company and dated not more than 30 days prior to the Effective Time to the effect that the Company is not nor has it been within 5 years of the date of the certification a "United States real property holding corporation" as defined in Section 897 of the Code.

        (h)   The Company shall have obtained binding payoff letters in respect of the loans identified in Schedule 9.02(h).

        (i)    Dissenting shares of Company Stock shall comprise not more than 3% of the shares of Company Stock outstanding immediately prior to the Effective Time, calculated on an As-Converted basis.

        (j)    Each Company Warrant shall have been exercised or cancelled in accordance with its terms.

        (k)   The shareholders shall have ratified and approved the issuance of the Company's 7% Convertible Promissory Notes issued March 30, 2005 (the "Notes"), and shall have waived or exercised any preemptive rights any of them may have had in connection with the issuance thereof, or the shares of Company Stock issuable upon the conversion of any Notes issuable upon the exercise of any such preemptive rights (net of that number of shares of Company Stock having a value (derived from the value of the Final Merger Consideration) equal to the price that would have been required to purchase such Notes upon the exercise of such preemptive rights) shall have been issued and fully paid. The Company shall have authorized the issuance of the number of shares of the Company's Series B Preferred Stock necessary to permit the conversion in full of the Notes in accordance with the terms thereof.

        Section 9.03.    Conditions to Obligations of the Company.    The obligation of the Company to consummate the Merger is subject to the satisfaction of the following further conditions, any of which may be waived, in writing, exclusively by the Company:

        (a)   The representations and warranties of Parent and Merger Subsidiary set forth in this Agreement, disregarding all qualifications and exceptions contained therein relating to materiality or Material Adverse Effect or any similar standard or qualification, shall be true and correct at and as of the Effective Time as if made at and as of such date (other than representations and warranties made as of a specified date, which shall be true and correct as of such specified date), except where the failure of such representations and warranties to be true and correct would not, singly or in the aggregate, have a Material Adverse Effect on Parent. The Company shall have received a certificate with respect to the foregoing signed on behalf of Parent, with respect to the representations and warranties of Parent, by a duly authorized officer of Parent and a certificate with respect to the foregoing signed on behalf of Merger Subsidiary, with respect to the representations and warranties of Merger Subsidiary, by a duly authorized officer of Merger Subsidiary.

        (b)   Parent and Merger Subsidiary shall have performed or complied in all material respects with all agreements and covenants required by this Agreement to be performed or complied with by it on or prior to the Effective Time, and the Company shall have received a certificate with respect to the foregoing signed on behalf of Parent, with respect to the covenants of Parent, by a duly authorized officer of Parent and a certificate with respect to the foregoing signed on behalf of Merger Subsidiary, with respect to the covenants of Merger Subsidiary, by a duly authorized officer of Merger Subsidiary.

        (c)   Except in the case in which the Merger is an All-Cash Transaction, the Company shall have received an opinion of Wilson Sonsini Goodrich & Rosati, Professional Corporation, in form and substance reasonably satisfactory to the Company, on the basis of certain facts, representations and assumptions set forth in such opinion, dated the Effective Time, to the effect that the Merger will be treated for federal income tax purposes as a reorganization qualifying under the provisions of Section 368(a) of the Code and that each of Parent, Merger Subsidiary and the Company will be a party to the reorganization within the meaning of Section 368(b) of the Code. In rendering such opinion, such counsel shall be entitled to rely upon representations of officers of Parent and the Company customarily agreed to in transactions of this nature.

ARTICLE 10
SURVIVAL OF REPRESENTATION AND WARRANTIES; INDEMNIFICATION

        Section 10.01.    Survival of Representation and Warranties.    The Company's representations and warranties contained in this Agreement shall survive the Effective Time until 11:59 P.M. (California time) on the date that is one year after the Effective Time (the "Expiration Date"). If written notice of a claim for indemnification pursuant to Section 10.02(c) has been given prior to the Expiration Date by the party seeking indemnification to the party from whom indemnification is sought, then the relevant representations and warranties shall survive as to such claim until such claim has been finally resolved. All of Parent's and Merger Subsidiary's representations and warranties contained herein or in any instrument delivered pursuant to this Agreement shall terminate at the Effective Time.

        Section 10.02.    Indemnification.    (a) Subject to Section 10.02(e), Parent and its Affiliates (including, after the Effective Time, the Surviving Corporation), officers, directors, employees, agents, successors and assigns (collectively, the "Parent Indemnified Parties") shall be indemnified and held harmless by the shareholders of the Company, severally but not jointly, solely out of the Escrow Fund for any and all damage, losses, liability, expenses, interest, awards, judgments and penalties (including reasonable expenses of investigation and reasonable attorneys' and consultants' fees and expenses in connection with any action, suit or proceeding whether involving a third party claim or a claim solely between the parties hereto (collectively, "Damages"), incurred or suffered by any Parent Indemnified

Party arising out of (i) any misrepresentation or breach of warranty (without giving effect to any qualification as to materiality or Material Adverse Effect contained therein in determining the amount of any Damages, but taking account of such qualifications for purposes of determining whether there has been or occurred a misrepresentation or breach of warranty) or breach of covenant or agreement made or to be performed by the Company contained in this Agreement or any certificate delivered by the Company in connection with this Agreement or (ii) the matter described in Schedule 10.02(a). All fees, expenses and other Damages of the Parent Indemnified Parties in connection with any matter for which indemnity is sought shall be reimbursed solely from the Escrow Account in accordance with the Escrow Agreement. For purposes of determining the amounts payable from the Escrow Fund in connection with any claims for Damages by a Parent Indemnified Party, shares of Parent Common Stock held in the Escrow Fund shall be ascribed the same value give to such shares in connection with the calculation of Final Merger Consideration.

        (b)   The aggregate amount of Damages for which the Parent Indemnified Parties may receive indemnification pursuant to this Article 10 shall not exceed the Indemnification Escrow Amount. In addition, notwithstanding anything to the contrary set forth in this Agreement, (i) the maximum amount of Damages that the Parent Indemnified Parties shall be entitled to recover from the Escrow Fund for any indemnification claims under this Article 10 other than those that could be brought as claims for a misrepresentation or breach of the representations and warranties set forth in Section 4.28 (irrespective of whether such claims under Section 4.28 could be brought as claims for a misrepresentation or breach of any of the Company's other representations and warranties in this Agreement) or that arise out of the agreements (or the course of dealing contemplated thereunder) and other transactions referred to in Section 4.28 shall be equal to 7.5% of the Final Merger Consideration and (ii) the maximum amount of Damages that the Parent Indemnified Parties shall be entitled to recover from the Escrow Fund for any indemnification claims under this Article 10 that could be brought as claims for a misrepresentation or breach of the representations and warranties set forth in Section 4.28 (irrespective of whether such claims under Section 4.28 could be brought as claims for a misrepresentation or breach of any of the Company's other representations and warranties in this Agreement) or that arise out of the agreements (or the course of dealing contemplated thereunder) and other transactions referred to in Section 4.28 shall be equal to 3.72% of the Final Merger Consideration.

        (c)   Any Parent Indemnified Party seeking indemnification from another party hereto (the "Indemnifying Party") under this Section 10.02 shall give the Escrow Agent and the Shareholders' Representative notice of any matter that such Parent Indemnified Party has determined has given rise to a right of indemnification under this Agreement, prior to the Expiration Date, stating in reasonable detail and to the extent available the facts and circumstances giving rise to such claim, the amount of Damages, if known, and method of computation thereof, and containing a reference to the specific provisions of this Agreement in respect of which such right of indemnification is claimed or arises.

        (d)   If (x) the Shareholders' Representative shall not have objected to the amount claimed by the Parent Indemnified Party for indemnification from the Escrow Fund with respect to any Damages in accordance with the procedures set forth herein and in the Escrow Agreement or (y) the Shareholders' Representative shall have delivered notice of its disagreement as to the amount of any indemnification requested by the Parent Indemnified Party from the Escrow Fund and either (i) the Shareholders' Representative and the Parent Indemnified Party shall have, subsequent to the giving of such notice, mutually agreed that the Parent Indemnified Party is entitled to indemnification from the Escrow Fund for a specified amount and shall have so jointly notified the Escrow Agent or (ii) a final judgment shall have been rendered by the court having jurisdiction over the matters relating to such claim by the Parent Indemnified Party for indemnification from the Escrow Fund, and the Escrow Agent shall have received, in the case of clause (i) above, joint written instructions from the Shareholders' Representative and the Parent Indemnified Party or, in the case of clause (ii) above, a copy of the final judgment of the court and written instructions from the Parent Indemnified Party, the Escrow Agent shall deliver to the Parent Indemnified Party funds from the Escrow Fund in respect of any amount determined to be owed to the Parent Indemnified Party under this Section in accordance with the Escrow Agreement.

        (e)   Except as provided in Section 10.02(j), the Parent Indemnified Parties shall not be entitled to recover under this Section 10.02 with respect to any misrepresentation or breach of representations and warranties, unless the aggregate amount of Damages arising out of all such misrepresentations or breaches of representations and warranties exceeds $500,000 (the "Deductible"), and then only to extent of such excess; provided that any Damages arising out of (i) the representations and warranties set forth in Sections 4.27 and 4.28 and (ii) the matter described in Schedule 10.02(a) shall in each case not be subject to the Deductible (and shall not be considered for purposes of determining whether Damages arising out of any other representations and warranties exceed the Deductible) and shall be recoverable from the first dollar.

        (f)    The Indemnifying Party shall not be liable under this Section 10.02 for incidental, indirect or consequential Damages, or any lost profits or diminution in value.

        (g)   The amount of any Damages payable under this Section 10.02 to any Parent Indemnified Party shall be reduced by any amounts actually recovered by such Parent Indemnified Party under applicable insurance policies, net of (i) any expenses incurred by such Parent Indemnified Party in collecting such amount and (ii) the present value of any increase in applicable insurance premiums that such Parent Indemnified Party reasonably expects to incur as a result of the claim or claims that resulted in such recovery (the "Premium Offset"). If any Parent Indemnified Party receives any amounts under applicable insurance policies subsequent to an indemnification payment by the Indemnifying Party, then such Parent Indemnifying Party shall promptly reimburse the Indemnifying Party for any payment made or expense incurred by such Indemnifying Party in connection with providing the indemnification payment up to the amount received by the Parent Indemnified Party, net of (i) any expenses incurred by such Parent Indemnified Party in collecting such amount and (ii) any Premium Offset. Each Parent Indemnified Party shall use commercially reasonable efforts to collect any amounts available under insurance coverage for any Damages payable under this Section 10.02.

        (h)   In the event Parent becomes aware of a third-party claim that Parent believes may result in an indemnification claim against the Escrow Fund by or on behalf of an Parent Indemnified Party, Parent shall promptly notify the Shareholders' Representative of such third-party claim. Parent shall have the right in its sole discretion to conduct the defense of and to settle any such claim and the costs and expenses incurred by Parent in connection with such defense or settlement shall be included in the Damages for which any Parent Indemnified Party may seek indemnification pursuant to a claim made hereunder. The Shareholders' Representative shall have the right to receive copies of all pleadings, notices and communications with respect to the third-party claim to the extent that receipt of such documents does not affect any privilege relating to any Parent Indemnified Party and shall be entitled, at its expense, to participate in, but not to determine or conduct, any defense of the third-party claim or settlement negotiations with respect to the third-party claim. Notwithstanding anything to the contrary set forth herein, except with the consent of the Shareholders' Representative, no settlement of any such claim with any third-party claimant shall in and of itself be determinative of the existence of any right to indemnification hereunder or the existence or amount of Damages relating to such matter. In the event that the Shareholders' Representative has consented to any such settlement, neither the Shareholders' Representative nor any former shareholders of the Company shall be entitled to object under any other provision of this Article 10 to the amount of any claim by or on behalf of any Parent Indemnified Party against the Escrow Fund for indemnity with respect to such settlement.

        (i)    The representations and warranties (as modified by the Company Disclosure Schedule) and the covenants and agreements of the Company, and the rights and remedies that may be exercised by the Parent Indemnified Parties, shall not be limited or otherwise affected by or as a result of any information furnished to, or any investigation made by or Knowledge of, and Parent Indemnified Party.

        (j)    The indemnification provided by this Article shall be the sole and exclusive remedy available to Parent and Merger Subsidiary after the Effective Time for any claim related to this Agreement or the transactions contemplated hereby, except with respect to claims arising out of fraud, criminal activity or the willful breach of covenants by a party hereto, which shall not be subject to the Deductible and shall be recoverable from the first dollar.

        Section 10.03.    Shareholders' Representative.    (a) Effective upon and by virtue of the vote of the holders of Company Stock approving and adopting this Agreement and the Merger, and without any further act of any of the holders of the Company Stock, the Shareholders' Representative shall be hereby appointed as the representative of the holders of Company Stock and as the attorney-in-fact and agent for and on behalf of each holder of Company Stock solely with respect to (i) any claims by any Parent Indemnified Party against the Escrow Fund under Articles 2 and 10 of this Agreement and (ii) any amendments to the Escrow Agreement; provided, however, that any amendment of the Escrow Agreement that shall adversely affect the rights or obligations of any shareholder under the Escrow Agreement (other than any change affecting all holders of Company Stock similarly) shall require the prior written consent of such adversely affected shareholder. The Shareholders' Representative hereby accepts such appointment. The Shareholders' Representative shall have the authority to take any and all actions and make any decisions required or permitted to be taken by the Shareholders' Representative under the Escrow Agreement and this Agreement, including the exercise of the power to (i) agree to, negotiate, enter into settlements and compromises of, commence any suit, action or proceeding, and comply with orders of courts with respect to, claims by any Parent Indemnified Party against the Escrow Fund under Articles 2 and 10 of this Agreement, (ii) litigate, resolve, settle or compromise any dispute that may arise pursuant to Section 5 of the Escrow Agreement, and (iii) take all actions necessary in the judgment of the Shareholders' Representative for the accomplishment of the foregoing. The Shareholders' Representative will have sole authority and power to act on behalf of each former shareholder of the Company with respect to the disposition, settlement or other handling of all claims against the Escrow Fund under this Agreement and all related rights or obligations of the former shareholders of the Company arising under this Agreement. The Shareholders' Representative will also have sole authority and power to act on behalf of each former shareholder of the Company with respect to any amendments to the Escrow Agreement. The Shareholders' Representative shall use commercially reasonable efforts, based on contact information available to the Shareholders' Representative, to keep the former shareholders of the Company reasonably informed with respect to actions of the Shareholders' Representative pursuant to the authority granted the Shareholders' Representative under this Agreement. Each former shareholder of the Company shall promptly provide written notice to the Shareholders' Representative of any change of address of such shareholder.

        (b)   In all matters relating to the disposition, settlement or other handling of claims against the Escrow Fund under this Agreement or any amendments to the Escrow Agreement, the Shareholders' Representative (or his or her successor) shall be the only party entitled to assert the rights of the former shareholders of the Company. A decision, act, consent or instruction of the Shareholders' Representative hereunder shall constitute a decision, act, consent or instruction of all former holders of Company Stock and shall be final, binding and conclusive upon each of such shareholders, and the Escrow Agent and Parent may rely upon any such decision, act, consent or instruction of the Shareholders' Representative as being the decision, act, consent or instruction of each and every such holder of Company Stock. The Escrow Agent and Parent shall be relieved from any liability to any Person for any acts done by them in accordance with such decision, act, consent or instruction of the Shareholders' Representative.

        (c)   The Shareholders' Representative shall have the right to recover from the Escrow Fund, prior to any distribution to the holders of Company Stock (but after any disbursement from the Escrow Fund to the Escrow Agent pursuant to terms and conditions of the Escrow Agreement), the Shareholders' Representative's reasonable out-of-pocket expenses incurred in serving in that capacity (the "Shareholders' Representative's Expenses"). In the event the Escrow Property is insufficient to satisfy the Shareholders' Representative's Expenses, then each holder of Company Stock will be obligated to pay a percentage of the Shareholders' Representative's Expenses in excess of the Escrow Fund proportionate to that holder's Escrow Holdback.

        (d)   The Shareholders' Representative will incur no liability with respect to any action taken or suffered by any party in reliance upon any notice, direction, instruction, consent, statement or other document believed by such Shareholders' Representative to be genuine and to have been signed by the proper person (and shall have no responsibility to determine the authenticity thereof), nor for any other action or inaction, except his own gross negligence, bad faith or willful misconduct. In all questions arising under this Agreement or the Escrow Agreement, the Shareholders' Representative may rely on the advice of outside counsel, and the Shareholders' Representative will not be liable to anyone for anything done, omitted or suffered in good faith by the Shareholders' Representative based on such advice.

        (e)   The holders of Company Stock shall severally but not jointly indemnify the Shareholders' Representative and hold the Shareholders' Representative harmless against any loss, liability or expense incurred without gross negligence, bad faith or willful misconduct, to the extent permitted by applicable law, on the part of the Shareholders' Representative and arising out of or in connection with the acceptance or administration of the Shareholders' Representative's duties hereunder, including the reasonable fees and expenses of any legal counsel retained by the Shareholders' Representative.

        (f)    At any time during the term of the Escrow Agreement, a majority-in-interest of holders of any amounts then held in the Escrow Fund may, by written consent, appoint a new representative as the Shareholders' Representative. Notice together with a copy of the written consent appointing such new representative and bearing the signatures of holders of a majority-in-interest of those holders must be delivered to Parent and the Escrow Agent not less than ten (10) calendar days prior to such appointment. Such appointment will be effective upon the later of the date indicated in the consent or the date such consent is received by Parent and the Escrow Agent.

        (g)   In the event that the Shareholders' Representative becomes unable or unwilling to continue in his or its capacity as Shareholders' Representative, or if the Shareholders' Representative resigns as a Shareholders' Representative, a majority-in-interest of the holders of any amounts then held in the Escrow Fund may, by written consent, appoint a new representative as the Shareholders' Representative. Notice and a copy of the written consent appointing such new representative and bearing the signatures of the holders of a majority-in-interest of such holders must be delivered to Parent and the Escrow Agent. Such appointment will be effective upon the later of the date indicated in the consent or the date such consent is received by Parent and the Escrow Agent.

ARTICLE 11
TERMINATION

        Section 11.01.    Termination.    This Agreement may be terminated and the Merger may be abandoned at any time prior to the Effective Time (notwithstanding any approval of this Agreement by the shareholders of the Company):

        (a)   by mutual written agreement of the Company and Parent;

        (b)   by either the Company or Parent, if:

            (i)  there shall be any judgment, injunction, order or decree of any court or governmental body having competent jurisdiction enjoining Merger Subsidiary, Company or Parent from consummating the Merger and such judgment, injunction, order or decree shall have become final and nonappealable;

           (ii)  there shall be a statute, rule or regulation enacted, enforced or deemed applicable to the Merger by a Governmental Authority of competent jurisdiction that makes the consummation of the Merger illegal;

          (iii)  the Closing has not occurred by 5:00 P.M., California time, on October 31, 2005 (the "End Date"), or such later date as the Company and Parent may agree in writing, provided, however, that the right to terminate this Agreement under this Section 11.01(b)(iii) shall not be available to any party whose breach of any provision of this Agreement results in the failure of the Merger to be consummated by such time; or

          (iv)  this Agreement shall not have been approved and adopted in accordance with California Law by the Company's shareholders at the Company Shareholder Meeting (or any adjournment thereof);

        (c)   by Parent, if as permitted by Section 6.03(b)(iii), the Board of Directors of the Company shall have effected a Change of Recommendation, or shall have failed to call the Company Shareholder Meeting in accordance with Section 6.02;

        (d)   by Parent, if (i) a breach of or failure to perform any representation, warranty, covenant or agreement on the part of the Company set forth in this Agreement shall have occurred that would cause any condition set forth in Section 9.02 not to be satisfied, and such condition is incapable of being satisfied by the End Date, or (ii) the Company shall have willfully and materially breached its obligations under Sections 6.02 or 6.03;

        (e)   by the Company, if a breach of or failure to perform any representation, warranty, covenant or agreement on the part of the Parent or Merger Subsidiary set forth in this Agreement shall have occurred that would cause any condition set forth in Section 9.03 not to be satisfied, and such condition is incapable of being satisfied by the End Date.

        (f)    by the Company, prior to entering into a definitive agreement with respect to a Superior Proposal, provided that (i) the Company has not breached and is not then in breach of the terms of Section 6.03 hereof, (ii) subject to the terms of this Agreement, the board of directors of the Company has authorized the Company to enter into a definitive agreement for a transaction that constitutes a Superior Proposal, (iii) the Company has notified Parent in writing that the Company has received an Acquisition Proposal that constitutes a Superior Proposal and intends to enter into a definitive agreement with respect to such Superior Proposal, which notice shall include the most current version of such definitive agreement and the identity of the person making such Superior Proposal, all with the purpose and intent of enabling Parent and the Company to discuss in good faith a modification of the terms and conditions of this Agreement so that the transactions contemplated hereby may be effected, (iv) Parent does not make, within five (5) business days after receipt of the Company's written notice of its intention to enter into a definitive agreement with respect to such Superior Proposal, an offer that the board of directors of the Company reasonably determines in good faith, after consultation with its financial advisor and outside legal counsel, is at least as favorable to Company's stockholders as such Superior Proposal, and (v) concurrently with the termination of this Agreement, the Company pays to Parent the fee set forth in Section 12.03(b) hereof and enters into a definitive agreement with respect to such Superior Proposal.

        The party desiring to terminate this Agreement pursuant to this Section 10.01 shall give written notice of such termination to the other party.

        Section 11.02.    Effect of Termination.    If this Agreement is terminated pursuant to Section 11.01, this Agreement shall become void and of no effect with no liability on the part of any party (or any shareholder, director, officer, employee, agent, consultant or representative of such party) to the other party hereto, provided that, nothing herein shall relieve any party from liability for willful or intentional breach of this Agreement. The provisions of Section 8.03, Section 8.07, Section 12.01, Section 12.03, Section 12.05, Section 12.06 and Section 12.07 shall survive any termination hereof pursuant to Section 11.01.

ARTICLE 12
MISCELLANEOUS

        Section 12.01.    Notices.    All notices, requests and other communications to any party hereunder shall be in writing (including facsimile transmission) and shall be given or made (and shall deemed to have been duly given or made upon receipt) by delivery in person, by cable, telecopy, facsimile, telegram, telex or courier or by registered or certified mail (postage prepaid, return receipt requested) to the respective parties at the following addresses (or at such other address for a party as shall be specified in a notice given in accordance with this Section 12.01):

    if to Parent or Merger Subsidiary, to:

      Affymetrix, Inc.
      3380 Central Expressway
      Santa Clara, California 950951
      Fax: 408-731-5441
      Attention: General Counsel

      with a copy to:

      Davis Polk & Wardwell
      1600 El Camino Real
      Menlo Park, California 94025
      Fax: 650-752-2111
      Attention: Martin A. Wellington

      if to the Company, to:

      ParAllele BioScience, Inc.
      7300 Shoreline Court
      South San Francisco, California 94080
      Fax: (650) 228-7437
      Attention: Thomas D. Willis

      with a copy to:

      Wilson Sonsini Goodrich & Rosati, Professional Corporation
      One Market, Spear Tower, Suite 3300
      San Francisco, California 94105
      Fax: (415) 947-2099
      Attention: Michael S. Ringler

      if to the Shareholders' Representative, to:

      Jonathan MacQuitty
      Abingworth Management Inc.
      3000 Sand Hill Road
      Building 4, Suite 135
      Menlo Park, California 94025
      Fax: (650) 926-9782

or such other address or facsimile number as such party may hereafter specify for the purpose by notice to the other parties hereto. All such notices, requests and other communications shall be deemed received on the date of receipt by the recipient thereof if received prior to 5 p.m. in the place of receipt and such day is a Business Day in the place of receipt. Otherwise, any such notice, request or communication shall be deemed not to have been received until the next succeeding Business Day in the place of receipt.

        Section 12.02.    Amendments; No Waivers.    (a) Any provision of this Agreement may be amended or waived prior to the Effective Time if, but only if, such amendment or waiver is in writing and is signed, in the case of an amendment, by each party to this Agreement or, in the case of a waiver, by each party against whom the waiver is to be effective, provided that, after the adoption of this Agreement by the shareholders of the Company and without their further approval, no such amendment or waiver shall reduce the amount or change the kind of consideration to be received in exchange for the shares of Company Stock.

        (b)   No failure or delay by any party in exercising any right, power or privilege hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege. The rights and remedies herein provided shall be cumulative and not exclusive of any rights or remedies provided by law.

        Section 12.03.    Expenses.    (a) Except as otherwise provided herein, all costs and expenses incurred in connection with this Agreement shall be paid by the party incurring such cost or expense.

        (b)   If this Agreement is terminated by Parent or the Company pursuant to Section 11.01(b)(iii), Section 11.01(b)(iv) or Section 11.01(c), or by the Company pursuant to Section 11.01(f), the Company shall promptly, but in no event later than two days after the date of such termination (or, in the case of a termination of this Agreement pursuant to Section 11.01(b)(iii) or Section 11.01(b)(iv), two days after the date of the event referred to in clause (ii) below), pay Parent (by wire transfer of immediately available funds), a fee equal to the sum of $6,000,000; provided that in the case of termination of this Agreement pursuant to Section 11.01(b)(iii) or Section 11.01(b)(iv) such payment shall be made only if (i) following the date of this Agreement and prior to the termination of this Agreement, an Acquisition Proposal was publicly made or became known to the Company shareholders prior to the Company Shareholders Meeting and such Acquisition Proposal was not withdrawn prior to such termination and (ii) within 12 months following the termination of this Agreement, either a Company Acquisition (as defined below) is consummated, or the Company enters into an agreement providing for a Company Acquisition and such Company Acquisition is later consummated with the Person (or another Person controlling, controlled by, or under common control with, such Person) with whom such agreement was entered into (regardless of when such consummation occurs if the Company has entered into such agreement within such 12 month period).

        "Company Acquisition" means any of the following transactions (other than the transactions contemplated by this Agreement: (i) the Company merges with or into, or is acquired, directly or indirectly, by merger, consolidation, business combination, recapitalization, liquidation, dissolution or similar transaction, by, a Third Party; (B) a Third Party, directly or indirectly, acquires more than 50% of the total assets of the Company; (C) a Third Party, directly or indirectly, acquires more than 50% of the outstanding shares of Company capital stock; or (D) the Company adopts or implements a recapitalization or share repurchase relating to more than 50% of the outstanding shares of Company capital stock or an extraordinary dividend relating to more than 50% of such outstanding shares or 50% of the assets of the Company.

        (c)   The Company acknowledges that the agreements contained in this Section are an integral part of the transactions contemplated by this Agreement and that, without these agreements, Parent and Merger Subsidiary would not enter into this Agreement. Accordingly, if the Company fails promptly to pay any amount due to Parent pursuant to this Section, it shall also pay any costs and expenses incurred by Parent or Merger Subsidiary in connection with a legal action to enforce this Agreement that results in a judgment against the Company for such amount.

        Section 12.04.    Successors and Assigns.    The provisions of this Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective successors and assigns, provided that no party may assign, delegate or otherwise transfer any of its rights or obligations under this Agreement without the consent of each other party hereto, except that Parent or Merger Subsidiary may transfer or assign, in whole or from time to time in part, to one or more of their Affiliates, the right to enter into the transactions contemplated by this Agreement, but any such transfer or assignment will not relieve Parent or Merger Subsidiary of its obligations hereunder.

        Section 12.05.    Governing Law.    This Agreement shall be governed by and construed in accordance with the laws of the State of California, without regard to the conflicts of law rules of such state.

        Section 12.06.    Jurisdiction.    Any suit, action or proceeding seeking to enforce any provision of, or based on any matter arising out of or in connection with, this Agreement or the transactions contemplated hereby may be brought in any federal court located in the Northern District of the State of California or any California state court located in Santa Clara County, California, and each of the parties hereby consents to the jurisdiction of such courts (and of the appropriate appellate courts therefrom) in any such suit, action or proceeding and irrevocably waives, to the fullest extent permitted by law, any objection that it may now or hereafter have to the laying of the venue of any such suit, action or proceeding in any such court or that any such suit, action or proceeding brought in any such court has been brought in an inconvenient form. Process in any such suit, action or proceeding may be served on any party anywhere in the world, whether within or without the jurisdiction of any such court. Without limiting the foregoing, each party agrees that service of process on such party as provided in Section 12.01 shall be deemed effective service of process on such party.

        Section 12.07.    WAIVER OF JURY TRIAL.    EACH OF THE PARTIES HERETO HEREBY IRREVOCABLY WAIVES ANY AND ALL RIGHT TO TRIAL BY JURY IN ANY LEGAL PROCEEDING ARISING OUT OF OR RELATED TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY.

        Section 12.08.    Counterparts; Effectiveness; Benefit.    This Agreement may be signed in any number of counterparts, each of which shall be an original, with the same effect as if the signatures thereto and hereto were upon the same instrument. This Agreement shall become effective when each party hereto shall have received counterparts hereof signed by all of the other parties hereto. Except as set forth in Section 7.03, no provision of this Agreement is intended to confer any rights, benefits, remedies, obligations, or liabilities hereunder upon any Person other than the parties hereto and their respective successors and assigns.

        Section 12.09.    Entire Agreement.    This Agreement, the Letter Agreement, each Voting and Lockup Agreement, each Non-Competition and Non-Solicitation Agreement, the Escrow Agreement and each other agreement entered into between Parent and the Company contemporaneously with the execution of this Agreement constitute the entire agreement between the parties with respect to the subject matter of this Agreement and supersede all prior agreements and understandings, both oral and written, between the parties with respect to the subject matter of this Agreement.

        Section 12.10.    Captions.    The captions herein are included for convenience of reference only and shall be ignored in the construction or interpretation hereof.

        Section 12.11.    Severability.    If any term, provision, covenant or restriction of this Agreement is held by a court of competent jurisdiction or other authority to be invalid, void, unenforceable, the remainder of the terms, provisions, covenants and restrictions of this Agreement shall remain in full force and effect and shall in no way be affected, impaired or invalidated so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any party. Upon such a determination, the parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in an acceptable manner in order that the transactions contemplated hereby be consummated as originally contemplated to the fullest extent possible.

        Section 12.12.    Specific Performance.    The parties hereto agree that irreparable damage would occur if any provision of this Agreement were not performed in accordance with the terms hereof and that the parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement or to enforce specifically the performance of the terms and provisions hereof in any federal court located in the Northern District of the State of California or any California state court located in Santa Clara County, California, in addition to any other remedy to which they are entitled at law or in equity.

        IN WITNESS WHEREOF, the parties hereto have caused this Agreement and Plan of Merger to be duly executed by their respective authorized officers as of the day and year first above written.

PARALLELE BIOSCIENCE, INC.
By:	/s/ NICHOLAS NACLERIO
	Name:	Nicholas Naclerio
	Title:	CEO
AFFYMETRIX, INC.
By:	/s/ BARBARA A. CAULFIELD
	Name:	Barbara A. Caulfield
	Title:	Executive V.P. & General Counsel
PINECONE ACQUISITION, INC.
By:	/s/ BARBARA A. CAULFIELD
	Name:	Barbara A. Caulfield
	Title:	Secretary
JONATHAN MACQUITTY
By:	/s/ JONATHAN MACQUITTY

[SIGNATURE PAGE TO MERGER AGREEMENT]

ANNEX B

FORM OF VOTING AND LOCKUP AGREEMENT

        VOTING AND LOCKUP AGREEMENT, dated as of May 31, 2005 (the "Agreement"), between Affymetrix, Inc., a Delaware corporation ("Parent"), and                        ("Shareholder"), a shareholder in Pinecone, Inc., a California corporation.

        WHEREAS, in order to induce Parent and Pinecone Acquisition, Inc. to enter into an Agreement and Plan of Merger and Reorganization, dated as of the date hereof (the "Merger Agreement"), with Pinecone, Inc., a California corporation (the "Company"), Parent has requested Shareholder, and Shareholder has agreed, to enter into this Agreement with respect to all securities of the Company, including all shares of Company Stock and all options, warrants and other rights to acquire shares of Company Stock that Shareholder beneficially owns as of the date hereof (the "Shares").

        NOW, THEREFORE, the parties hereto agree as follows:

ARTICLE 1
GRANT OF PROXY; VOTING AGREEMENT

        Section 1.01.    Voting Agreement.    Shareholder hereby agrees to vote or exercise its right to consent with respect to all Shares that Shareholder is entitled to vote at the time of any vote or action by written consent to approve and adopt the Merger Agreement, the Merger and all agreements related to the Merger and any actions related thereto at any meeting of the shareholders of the Company, and at any adjournment or postponement thereof, at which such Merger Agreement and other related agreements (or any nonmaterial amended version thereof), or such other actions, are submitted for the consideration and vote of the shareholders of the Company. Shareholder hereby agrees that it will not vote any Shares in favor of, or consent to, and will vote against and not consent to, the approval of any (i) Acquisition Proposal, (ii) reorganization, recapitalization, liquidation, dissolution or any other similar transaction involving the Company, (iii) corporate action the consummation of which would frustrate the purposes, or prevent or delay the consummation, of the transactions contemplated by the Merger Agreement or (iv) other matter relating to, or in connection with, any of the foregoing matters.

        Section 1.02.    Irrevocable Proxy.    Shareholder hereby revokes any and all previous proxies granted with respect to the Shares. By entering into this Agreement, Shareholder hereby grants a proxy appointing Parent as the Shareholder's attorney-in-fact and proxy, with full power of substitution and resubstitution, for and in the Shareholder's name, to vote, express consent or dissent, or otherwise to utilize such voting power solely in the manner contemplated by Section 1.01 above as Parent or its proxy or substitute shall, in Parent's sole discretion, deem proper with respect to the Shares. The proxy granted by Shareholder pursuant to this Article 1 is irrevocable during the term of this Agreement and to the fullest extent permitted by law, and is granted in consideration of Parent entering into this Agreement and the Merger Agreement and incurring certain related fees and expenses. The proxy granted by Shareholder shall be revoked upon termination of this Agreement in accordance with its terms.

        Section 1.03.    No Ownership Interest.    Nothing contained in this Agreement shall be deemed to vest in Parent any direct or indirect ownership of or with respect to any Shares. All rights, ownership and economic benefits of and relating to the Shares shall remain vested in and belong to the Shareholder, and Parent shall have no authority to manage, direct, superintend, restrict, regulate, govern, or administer any of the policies or operations of the Company or exercise any power or authority to direct the Shareholder in the voting of any of the Shares, except as otherwise provided herein.

ARTICLE 2
REPRESENTATIONS AND WARRANTIES OF SHAREHOLDER

        Shareholder represents and warrants to Parent that:

        Section 2.01.    Corporation Authorization.    The Shareholder has full power and authority to execute and deliver this Agreement, to perform the Shareholder's obligations hereunder and to consummate the transactions contemplated hereby. If the Shareholder is an entity, the execution, delivery and performance by Shareholder of this Agreement and the consummation by Shareholder of the transactions contemplated hereby are within the corporate powers of Shareholder and have been duly authorized by all necessary corporate action. This Agreement constitutes a valid and binding Agreement of Shareholder. If the Shareholder is married and the Shares set forth on Annex A hereto opposite such Shareholder's name constitute community property under applicable laws, this Agreement has been duly authorized, executed and delivered by, and constitutes the valid and binding agreement of, such Shareholder's spouse.

        Section 2.02.    Non-Contravention.    The execution, delivery and performance by Shareholder of this agreement and the consummation of the transactions contemplated hereby do not and will not (i) violate the certificate of incorporation or bylaws of Shareholder, to the extent Shareholder is an entity that has such documents, (ii) to Shareholder's knowledge, violate any applicable law, rule, regulation, judgment, injunction, order or decree, (iii) require any consent or other action by any Person under, constitute a default under, or give rise to any right of termination, cancellation or acceleration or to a loss of any benefit to which Shareholder is entitled under any provision of any agreement or other instrument binding on Shareholder or (iv) result in the imposition of any Lien on any asset of Shareholder.

        Section 2.03.    Ownership of Shares.    Shareholder is the record and beneficial owner of the Shares, free and clear of any Lien and any other limitation or restriction (including any restriction on the right to vote or otherwise dispose of the Shares). Except for the Amended and Restated Voting Agreement, dated September 10, 2003, with the Company and certain other shareholders of the Company, if applicable, none of the Shares is subject to any voting trust or other agreement or arrangement with respect to the voting of such Shares.

        Section 2.04.    Total Shares.    As of the date of this Agreement, except for the Shares and Company Convertible Securities set forth on Annex A hereto, Shareholder does not beneficially own any (i) shares of capital stock or voting securities of the Company or (ii) Company Convertible Securities.

        Section 2.05.    Finder's Fees.    No investment banker, broker, finder or other intermediary is entitled to a fee or commission from Parent or the Company in respect of this Agreement based upon any arrangement or agreement made by or on behalf of Shareholder.

ARTICLE 3
REPRESENTATIONS AND WARRANTIES OF PARENT

        Parent represents and warrants to Shareholder:

        Section 3.01.    Corporation Authorization.    The execution, delivery and performance by Parent of this Agreement and the consummation by Parent of the transactions contemplated hereby are within the corporate powers of Parent and have been duly authorized by all necessary corporate action. This Agreement constitutes a valid and binding agreement of Parent.

ARTICLE 4
COVENANTS OF SHAREHOLDER

        Shareholder hereby covenants and agrees that:

        Section 4.01.    No Proxies for or Encumbrances on Shares.    Except pursuant to the terms of this Agreement, Shareholder shall not, without the prior written consent of Parent, directly or indirectly, (i) grant any proxies or enter into any voting trust or other agreement or arrangement with respect to the voting of any Shares or (ii) acquire, sell, assign, transfer, encumber or otherwise dispose of, or enter into any contract, option or other arrangement or understanding with respect to the direct or indirect acquisition or sale, assignment, transfer, encumbrance or other disposition of, any Shares during the term of this Agreement. Shareholder shall not seek or solicit any such acquisition or sale, assignment, transfer, encumbrance or other disposition or any such contract, option or other arrangement or understanding and agrees to notify Parent promptly, and to provide all details requested by Parent, if Shareholder shall be approached or solicited, directly or indirectly, by any Person with respect to any of the foregoing.

        Section 4.02.    Other Offers.    Shareholder and its subsidiaries (if any) shall not, and shall use all reasonable efforts to cause their officers, directors, employees or other agents not to, directly or indirectly, (i) take any action to solicit or initiate any Acquisition Proposal or (ii) engage in negotiations with, or disclose any nonpublic information relating to the Company or any of its Subsidiaries or afford access to the properties, books or records of the Company or any of its Subsidiaries to, any Person that may be considering making, or has made, an Acquisition Proposal or has agreed to endorse an Acquisition Proposal. Shareholder will promptly notify Parent after receipt of an Acquisition Proposal or any indication that any Person is considering making an Acquisition Proposal or any request for nonpublic information relating to the Company or any of its Subsidiaries or for access to the properties, books or records of the Company or any of its Subsidiaries by any Person that may be considering making, or has made, an Acquisition Proposal and will keep Parent fully informed of the status and details of any such Acquisition Proposal, indication or request.

        Section 4.03.    Appraisal Rights.    Shareholder agrees not to exercise any rights (including under Sections 1300-1313 of the California General Corporation Law) to demand appraisal of any Shares which may arise with respect to the Merger.

        Section 4.04.    Lockup.    (a) To the extent that Shareholder receives shares of Parent Common Stock in connection with the Merger, 50% of such shares may be sold or transferred without restriction immediately upon the Effective Date. The remaining 50% of such shares of Parent Common Stock shall, for purposes of this agreement, be referred to as such Shareholder's "Locked-Up Parent Common Stock".

        (b)   To induce Parent to enter into the Merger Agreement, Shareholder agrees that, without the prior written consent of Parent, it will not, during the period commencing on the date hereof and ending 90 days after the Effective Date, (i) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend, or otherwise transfer or dispose of, directly or indirectly, any shares of Locked-Up Parent Common Stock or any securities convertible into or exercisable or exchangeable for Locked-Up Parent Common Stock or (ii) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of Locked-Up Parent Common Stock, whether any such transaction described in clause (i) or (ii) above is to be settled by delivery of Locked-Up Parent Common Stock or such other securities, in cash or otherwise.

        (c)   The restrictions of this Section 4.04 shall not apply to transactions relating to shares of Parent Common Stock or other securities acquired by Shareholder other than pursuant to the Merger.

        (d)   Shareholder agrees and consents to the entry of stop transfer instructions with Parent's transfer agent and registrar against the transfer of Shareholder's shares of Parent Common Stock except in compliance with the restrictions of this Section 4.04.

ARTICLE 5
MISCELLANEOUS

        Section 5.01.    Other Definitional and Interpretative Provisions.    The words "hereof", "herein" and "hereunder" and words of like import used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement. The captions herein are included for convenience of reference only and shall be ignored in the construction or interpretation hereof. References to Articles and Sections are to Articles and Sections of this Agreement unless otherwise specified. Any singular term in this Agreement shall be deemed to include the plural, and any plural term the singular. Whenever the words "include", "includes" or "including" are used in this Agreement, they shall be deemed to be followed by the words "without limitation", whether or not they are in fact followed by those words or words of like import. "Writing", "written" and comparable terms refer to printing, typing and other means of reproducing words (including electronic media) in a visible form. References to any Person include the successors and permitted assigns of that Person. References from or through any date mean, unless otherwise specified, from and including or through and including, respectively.

        Section 5.02.    Further Assurances.    Parent and Shareholder will each execute and deliver, or cause to be executed and delivered, all further documents and instruments and use all reasonable efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or advisable under applicable laws and regulations, to consummate and make effective the transactions contemplated by this Agreement.

        Section 5.03.    Amendments; Termination.    Any provision of this Agreement may be amended or waived if, but only if, such amendment or waiver is in writing and is signed, in the case of an amendment, by each party to this Agreement or in the case of a waiver, by the party against whom the waiver is to be effective. This Agreement shall terminate upon the earlier of (a) the date that is 90 days after the Effective Date and (b) the termination of the Merger Agreement in accordance with its terms.

        Section 5.04.    Expenses.    All costs and expenses incurred in connection with this Agreement shall be paid by the party incurring such cost or expense.

        Section 5.05.    Successors and Assigns.    The provisions of this Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective successors and assigns; provided that no party may assign, delegate or otherwise transfer any of its rights or obligations under this Agreement without the consent of the other parties hereto, except that Parent may transfer or assign its rights and obligations to any Affiliate of Parent.

        Section 5.06.    Governing Law.    This Agreement shall be construed in accordance with and governed by the laws of the State of California, without regard to the conflicts of law rules of such state.

        Section 5.07.    Counterparts; Effectiveness.    This Agreement may be signed in any number of counterparts, each of which shall be an original, with the same effect as if the signatures thereto and hereto were upon the same instrument. This Agreement shall become effective when each party hereto shall have received counterparts hereof signed by all of the other parties hereto. Until and unless each party has received a counterpart hereof signed by the other party hereto, this Agreement shall have no effect and no party shall have any right or obligation hereunder (whether by virtue of any other oral or written agreement or other communication).

        Section 5.08.    Severability.    If any term, provision or covenant of this Agreement is held by a court of competent jurisdiction or other authority to be invalid, void or unenforceable, the remainder of the terms, provisions and covenants of this Agreement shall remain in full force and effect and shall in no way be affected, impaired or invalidated.

        Section 5.09.    Specific Performance.    The parties hereto agree that irreparable damage would occur in the event any provision of this Agreement is not performed in accordance with the terms hereof and that the parties shall be entitled to specific performance of the terms hereof in any federal court located in the Northern District of the state of California or any California state court located in Santa Clara, California, in addition to any other remedy to which they are entitled at law or in equity.

        Section 5.10.    Capitalized Terms.    Capitalized terms used but not defined herein shall have the respective meanings set forth in the Merger Agreement.

        IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed as of the day and year first above written.

AFFYMETRIX, INC.
By:	Name: Title:
SHAREHOLDER
By:	Name: Title:
SHAREHOLDER'S SPOUSE, IF APPLICABLE
By:	Name: Title:

ANNEX C

CALIFORNIA CORPORATIONS CODE
CHAPTER 13. DISSENTERS' RIGHTS

Section 1300. Reorganization of short-form merger; dissenting shares; corporate purchase at fair market value; definitions.

        (a)   If the approval of the outstanding shares (Section 152) of a corporation is required for a reorganization under subdivisions (a) and (b) or subdivision (e) or (f) of Section 1201, each shareholder of the corporation entitled to vote on the transaction and each shareholder of a subsidiary corporation in a short-form merger may, by complying with this chapter, require the corporation in which the shareholder holds shares to purchase for cash at their fair market value the shares owned by the shareholder which are dissenting shares as defined in subdivision (b). The fair market value shall be determined as of the day before the first announcement of the terms of the proposed reorganization or short-form merger, excluding any appreciation or depreciation in consequence of the proposed action, but adjusted for any stock split, reverse stock split, or share dividend which becomes effective thereafter.

        (b)   As used in this chapter, "dissenting shares" means shares which come within all of the following descriptions:

          (1)   Which were not immediately prior to the reorganization or short-form merger either (A) listed on any national securities exchange certified by the Commissioner of Corporations under subdivision (o) of Section 25100 or (B) listed on the National Market System of the NASDAQ Stock Market, and the notice of meeting of shareholders to act upon the reorganization summarizes this section and Sections 1301, 1302, 1303 and 1304; provided, however, that this provision does not apply to any shares with respect to which there exists any restriction on transfer imposed by the corporation or by any law or regulation; and provided, further, that this provision does not apply to any class of shares described in subparagraph (A) or (B) if demands for payment are filed with respect to 5 percent or more of the outstanding shares of that class.

          (2)   Which were outstanding on the date for the determination of shareholders entitled to vote on the reorganization and (A) were not voted in favor of the reorganization or, (B) if described in subparagraph (A) or (B) of paragraph (1) (without regard to the provisos in that paragraph), were voted against the reorganization, or which were held of record on the effective date of a short-form merger; provided, however, that subparagraph (A) rather than subparagraph (B) of this paragraph applies in any case where the approval required by Section 1201 is sought by written consent rather than at a meeting.

          (3)   Which the dissenting shareholder has demanded that the corporation purchase at their fair market value, in accordance with Section 1301.

          (4)   Which the dissenting shareholder has submitted for endorsement, in accordance with Section 1302.

        (c)   As used in this chapter, "dissenting shareholder" means the recordholder of dissenting shares and includes a transferee of record.

Section 1301. Notice to holders of dissenting shares in reorganization; Demand for purchase; time; contents.

        (a)   If, in the case of a reorganization, any shareholders of a corporation have a right under Section 1300, subject to compliance with paragraphs (3) and (4) of subdivision (b) thereof, to require the corporation to purchase their shares for cash, such corporation shall mail to each such shareholder a notice of the approval of the reorganization by its outstanding shares (Section 152) within 10 days after the date of such approval, accompanied by a copy of Sections 1300, 1302, 1303, 1304 and this section, a statement of the price determined by the corporation to represent the fair market value of the dissenting shares, and a brief description of the procedure to be followed if the shareholder desires to exercise the shareholder's right under such sections. The statement of price constitutes an offer by the corporation to purchase at the price stated any dissenting shares as defined in subdivision (b) of Section 1300, unless they lose their status as dissenting shares under Section 1309.

        (b)   Any shareholder who has a right to require the corporation to purchase the shareholder's shares for cash under Section 1300, subject to compliance with paragraphs (3) and (4) of subdivision (b) thereof, and who desires the corporation to purchase such shares shall make written demand upon the corporation for the purchase of such shares and payment to the shareholder in cash of their fair market value. The demand is not effective for any purpose unless it is received by the corporation or any transfer agent thereof (1) in the case of shares described in clause (i) or (ii) of paragraph (1) of subdivision (b) of Section 1300 (without regard to the provisos in that paragraph), not later than the date of the shareholders' meeting to vote upon the reorganization, or (2) in any other case within 30 days after the date on which the notice of the approval by the outstanding shares pursuant to subdivision (a) or the notice pursuant to subdivision (i) of Section 1110 was mailed to the shareholder.

        (c)   The demand shall state the number and class of the shares held of record by the shareholder which the shareholder demands that the corporation purchase and shall contain a statement of what such shareholder claims to be the fair market value of those shares as of the day before the announcement of the proposed reorganization or short-form merger. The statement of fair market value constitutes an offer by the shareholder to sell the shares at such price.

Section 1302. Submission of share certificates for endorsement; uncertificated securities.

        Within 30 days after the date on which notice of the approval by the outstanding shares or the notice pursuant to subdivision (i) of Section 1110 was mailed to the shareholder, the shareholder shall submit to the corporation at its principal office or at the office of any transfer agent thereof, (a) if the shares are certificated securities, the shareholder's certificates representing any shares which the shareholder demands that the corporation purchase, to be stamped or endorsed with a statement that the shares are dissenting shares or to be exchanged for certificates of appropriate denomination so stamped or endorsed or (b) if the shares are uncertificated securities, written notice of the number of shares which the shareholder demands that the corporation purchase. Upon subsequent transfers of the dissenting shares on the books of the corporation, the new certificates, initial transaction statement, and other written statements issued therefor shall bear a like statement, together with the name of the original dissenting holder of the shares.

Section 1303. Payment of agreed price with interest; agreement fixing fair market value; filing; time of payment.

        (a)   If the corporation and the shareholder agree that the shares are dissenting shares and agree upon the price of the shares, the dissenting shareholder is entitled to the agreed price with interest thereon at the legal rate on judgments from the date of the agreement. Any agreements fixing the fair market value of any dissenting shares as between the corporation and the holders thereof shall be filed with the secretary of the corporation.

        (b)   Subject to the provisions of Section 1306, payment of the fair market value of dissenting shares shall be made within 30 days after the amount thereof has been agreed or within 30 days after any statutory or contractual conditions to the reorganization are satisfied, whichever is later, and in the case of certificated securities, subject to surrender of the certificates therefor, unless provided otherwise by agreement.

Section 1304. Action to determine whether shares are dissenting shares of fair market value; limitations; joinder; consideration; determination of issues; appointment of appraisers.

        (a)   If the corporation denies that the shares are dissenting shares, or the corporation and the shareholder fail to agree upon the fair market value of the shares, then the shareholder demanding purchase of such shares as dissenting shares or any interested corporation, within six months after the date on which notice of the approval by the outstanding shares (Section 152) or notice pursuant to subdivision (i) of Section 1110 was mailed to the shareholder, but not thereafter, may file a complaint in the superior court of the proper county praying the court to determine whether the shares are dissenting shares or the fair market value of the dissenting shares or both or may intervene in any action pending on such a complaint.

        (b)   Two or more dissenting shareholders may join as plaintiffs or be joined as defendants in any such action and two or more such actions may be consolidated.

        (c)   On the trial of the action, the court shall determine the issues. If the status of the shares as dissenting shares is in issue, the court shall first determine that issue. If the fair market value of the dissenting shares is in issue, the court shall determine, or shall appoint one or more impartial appraisers to determine, the fair market value of the shares.

Section 1305. Report of appraisers; confirmation; determination by court; judgment; payment; appeal; costs.

        (a)   If the court appoints an appraiser or appraisers, they shall proceed forthwith to determine the fair market value per share. Within the time fixed by the court, the appraisers, or a majority of them, shall make and file a report in the office of the clerk of the court. Thereupon, on the motion of any party, the report shall be submitted to the court and considered on such evidence as the court considers relevant. If the court finds the report reasonable, the court may confirm it.

        (b)   If a majority of the appraisers appointed fail to make and file a report within 10 days from the date of their appointment or within such further time as may be allowed by the court or the report is not confirmed by the court, the court shall determine the fair market value of the dissenting shares.

        (c)   Subject to the provisions of Section 1306, judgment shall be rendered against the corporation for payment of an amount equal to the fair market value of each dissenting share multiplied by the number of dissenting shares which any dissenting shareholder who is a party, or who has intervened, is entitled to require the corporation to purchase, with interest thereon at the legal rate from the date on which judgment was entered.

        (d)   Any such judgment shall be payable forthwith with respect to uncertificated securities and, with respect to certificated securities, only upon the endorsement and delivery to the corporation of the certificates for the shares described in the judgment. Any party may appeal from the judgment.

        (e)   The costs of the action, including reasonable compensation to the appraisers to be fixed by the court, shall be assessed or apportioned as the court considers equitable, but, if the appraisal exceeds the price offered by the corporation, the corporation shall pay the costs (including in the discretion of the court attorneys' fees, fees of expert witnesses and interest at the legal rate on judgments from the date of compliance with Sections 1300, 1301 and 1302 if the value awarded by the court for the shares is more than 125 percent of the price offered by the corporation under subdivision (a) of Section 1301).

Section 1306. Prevention of immediate payment; status as creditors; interest.

        To the extent that the provisions of Chapter 5 prevent the payment to any holders of dissenting shares of their fair market value, they shall become creditors of the corporation for the amount thereof together with interest at the legal rate on judgments until the date of payment, but subordinate to all other creditors in any liquidation proceeding, such debt to be payable when permissible under the provisions of Chapter 5.

Section 1307. Dividends on dissenting shares.

        Cash dividends declared and paid by the corporation upon the dissenting shares after the date of approval of the reorganization by the outstanding shares (Section 152) and prior to payment for the shares by the corporation shall be credited against the total amount to be paid by the corporation therefor.

Section 1308. Rights of dissenting shareholders pending valuation; withdrawal of demand for payment.

        Except as expressly limited in this chapter, holders of dissenting shares continue to have all the rights and privileges incident to their shares, until the fair market value of their shares is agreed upon or determined. A dissenting shareholder may not withdraw a demand for payment unless the corporation consents thereto.

Section 1309. Termination of dissenting share and shareholder status.

        Dissenting shares lose their status as dissenting shares and the holders thereof cease to be dissenting shareholders and cease to be entitled to require the corporation to purchase their shares upon the happening of any of the following:

          (a)   The corporation abandons the reorganization. Upon abandonment of the reorganization, the corporation shall pay on demand to any dissenting shareholder who has initiated proceedings in good faith under this chapter all necessary expenses incurred in such proceedings and reasonable attorneys' fees.

          (b)   The shares are transferred prior to their submission for endorsement in accordance with Section 1302 or are surrendered for conversion into shares of another class in accordance with the articles.

          (c)   The dissenting shareholder and the corporation do not agree upon the status of the shares as dissenting shares or upon the purchase price of the shares, and neither files a complaint or intervenes in a pending action as provided in Section 1304, within six months after the date on which notice of the approval by the outstanding shares or notice pursuant to subdivision (i) of Section 1110 was mailed to the shareholder.

          (d)   The dissenting shareholder, with the consent of the corporation, withdraws the shareholder's demand for purchase of the dissenting shares.

Section 1310. Suspension of right to compensation or valuation proceedings; litigation of shareholders' approval.

        If litigation is instituted to test the sufficiency or regularity of the votes of the shareholders in authorizing a reorganization, any proceedings under Sections 1304 and 1305 shall be suspended until final determination of such litigation.

Section 1311. Exempt shares.

        This chapter, except Section 1312, does not apply to classes of shares whose terms and provisions specifically set forth the amount to be paid in respect to such shares in the event of a reorganization or merger.

Section 1312. Right of dissenting shareholder to attack, set aside or rescind merger or reorganization; restraining order or injunction; conditions.

        (a)   No shareholder of a corporation who has a right under this chapter to demand payment of cash for the shares held by the shareholder shall have any right at law or in equity to attack the validity of the reorganization or short-form merger, or to have the reorganization or short-form merger set aside or rescinded, except in an action to test whether the number of shares required to authorize or approve the reorganization have been legally voted in favor thereof; but any holder of shares of a class whose terms and provisions specifically set forth the amount to be paid in respect to them in the event of a reorganization or short-form merger is entitled to payment in accordance with those terms and provisions or, if the principal terms of the reorganization are approved pursuant to subdivision (b) of Section 1202, is entitled to payment in accordance with the terms and provisions of the approved reorganization.

        (b)   If one of the parties to a reorganization or short-form merger is directly or indirectly controlled by, or under common control with, another party to the reorganization or short-form merger, subdivision (a) shall not apply to any shareholder of such party who has not demanded payment of cash for such shareholder's shares pursuant to this chapter; but if the shareholder institutes any action to attack the validity of the reorganization or short-form merger or to have the reorganization or short-form merger set aside or rescinded, the shareholder shall not thereafter have any right to demand payment of cash for the shareholder's shares pursuant to this chapter. The court in any action attacking the validity of the reorganization or short-form merger or to have the reorganization or short-form merger set aside or rescinded shall not restrain or enjoin the consummation of the transaction except upon 10 days' prior notice to the corporation and upon a determination by the court that clearly no other remedy will adequately protect the complaining shareholder or the class of shareholders of which such shareholder is a member.

        (c)   If one of the parties to a reorganization or short-form merger is directly or indirectly controlled by, or under common control with, another party to the reorganization or short-form merger, in any action to attack the validity of the reorganization or short-form merger or to have the reorganization or short-form merger set aside or rescinded, (1) a party to a reorganization or short-form merger which controls another party to the reorganization or short-form merger shall have the burden of proving that the transaction is just and reasonable as to the shareholders of the controlled party, and (2) a person who controls two or more parties to a reorganization shall have the burden of proving that the transaction is just and reasonable as to the shareholders of any party so controlled.

 Annex D

LOAN AGREEMENT

Menlo Park, California September 1, 2005

        AGREEMENT dated as of September 1, 2005 (the "Agreement") by and between Affymetrix, Inc., a Delaware corporation (together with its successors and assigns, the "Lender") and ParAllele Bioscience, Inc., a California corporation (the "Borrower").

        WHEREAS, Lender, Borrower, Pinecone Acquisition, Inc., a California corporation and a wholly-owned subsidiary of Lender ("Merger Subsidiary") and Jonathan MacQuitty, as Shareholders' Representative, have entered into an Agreement and Plan of Merger and Reorganization dated as of May 31, 2005 (as the same may be amended from time to time, the "Merger Agreement") which provides, upon the terms and subject to the conditions thereof, for the merger of Merger Subsidiary with and into Borrower (the "Merger"); and

        WHEREAS, during the period from the execution of the Merger Agreement until the closing of the transactions contemplated thereby Borrower may require certain funds for the ongoing operation of its business and for general corporate purposes, and Lender is willing to provide such funds in connection with the transactions contemplated by the Merger Agreement.

        NOW, THEREFORE, the parties hereto agree as follows:

        SECTION 1.    Commitment to Fund.    (a)  Upon the terms and conditions set forth herein, Lender agrees to make a loan (the "Loan") on any Business Day (as defined below) designated by the Borrower during the period from the date hereof through and including October 31, 2005 to Borrower in a principal amount not to exceed $4,500,000 (the "Commitment"). The Commitment is for a single Loan and such Loan may not be borrowed in multiple installments. The Loan is not revolving in nature and any portion of the Loan prepaid under Section 6 may not be reborrowed.

        (b)   The Commitment shall terminate on the earliest of the following dates (the "Commitment Termination Date"): (i) October 31, 2005, and (ii) the termination of the Merger Agreement in accordance with its terms.

        SECTION 2.    Loan.    (a)  The Borrower shall give the Lender prior written notice not later than 9:00 a.m. (San Francisco time) on the date on which the Loan is to be made (which shall be a Business Day) specifying the amount of the Loan. "Business Day" means any day other than a Saturday or Sunday on which commercial banks in New York City are open for business.

        (b)   Subject to the fulfillment of the conditions specified in Section 8 hereof, not later than the close of business on the date of the Loan, the Lender will make the amount of the Loan available to the Borrower in immediately available funds at the account of the Borrower specified on the signature pages hereof or such other account as the Borrower may designate in writing from time to time.

        (c)   The Loan shall be evidenced by a promissory note substantially in the form of Exhibit A hereto (the "Note"), payable to the Lender for its account.

        SECTION 3.    Maturity of Loan.    The Borrower shall repay to the Lender the unpaid principal amount of the Loan in full on the date (the "Maturity Date") that is the earlier of (a) nine months from the date on which (i) the Merger Agreement is terminated in accordance with its terms or (ii) the Merger is completed and (b) the date on which the Borrower completes an equity or debt financing the aggregate proceeds to the Borrower (before deduction for underwriter or placement agent commissions or other expenses relating to the issuance, including, without limitation, fees of the Borrower's counsel) of which equal or exceed $5,000,000. If the Maturity Date falls on a day which is not a Business Day, the Maturity Date shall be the next succeeding Business Day.

        SECTION 4.    Interest.    (a)  The Loan shall bear interest payable on the Maturity Date at a rate equal to the short-term applicable federal rate in effect as of the date on which the Loan is made (the "Interest Rate"), as published from time to time by the Internal Revenue Service, and compounded monthly. Interest payable shall accrue from and including the date on which the Loan is made to but excluding the date of repayment of the Loan. All computations of interest shall be made on the basis of a 365-day year for the actual number of days occurring in the period for which interest is payable.

        (b)   Any overdue payments of principal of and interest on the Loan shall bear interest at the Interest Rate plus two percent per annum, payable on demand, for each day until paid.

        SECTION 5.    Payments.    All payments of principal of and interest on the Loan shall be made not later than 12:00 p.m. (San Francisco time) on the day when due in U.S. dollars in immediately available funds to the Lender at the account of the Lender specified on the signature pages hereof or such other account as the Lender may designate in writing from time to time.

        SECTION 6.    Prepayment.    The Borrower may prepay the Loan in whole or in part from time to time on not less than two Business Days' prior written notice to the Lender in an amount equal to 100% of the outstanding principal amount plus accrued interest thereon through but excluding the date of payment.

        SECTION 7.    Representations.    The Borrower hereby represents and warrants to the Lender that:

          (a)   Each of the representations and warranties set forth in the Merger Agreement is true and correct as supplemented or modified by the Disclosure Schedule (as such term is defined in the Merger Agreement) and as further supplemented or modified by Schedule 7(a) hereto.

          (b)   The execution, delivery and performance by the Borrower of the Financing Documentation (as defined in Section 8) and the consummation of the transactions contemplated hereby and thereby are within the Borrower's corporate powers and have been duly authorized by all necessary corporate action on the part of the Borrower. The Financing Documentation constitutes legal, valid and binding agreements of the Borrower, enforceable against the Borrower in accordance with their respective terms, except (i) as such enforcement is limited by bankruptcy, insolvency and other similar laws affecting the enforcement of creditors' rights generally, (ii) for limitations imposed by general principles of equity and (iii) as enforcement with respect to indemnification may be limited by public policy.

          (c)   The execution, delivery and performance by the Borrower of the Financing Documentation and the consummation by the Borrower of the transactions contemplated hereby and thereby require no consent, approval, authorization or other action by or in respect of any Governmental Authority or other party. "Governmental Authority" means any United States, federal, state or local or any foreign government, governmental, regulatory or administrative authority, agency or commission or any court, tribunal or judicial or arbitral body.

          (d)   The execution, delivery and performance by the Borrower of the Financing Documentation, and the consummation by the Borrower of the transactions contemplated hereby and thereby do not and will not (i) violate the certificate of incorporation or bylaws of the Borrower, (ii) violate any Applicable Law, (iii) require any consent or other action by any Person under, constitute a default under, or give rise to any right of termination, cancellation or acceleration of any material right or obligation of the Borrower or to a loss of any material benefit to which the Borrower is entitled under any provision of any agreement or other instrument binding upon the Borrower or (iv) result in the creation or imposition of any Lien (as defined in Section 9(h)) on any material asset of the Borrower. "Applicable Law" means any applicable constitution, treaty, statute, rule, regulation, ordinance, order, directive, code, interpretation, judgment, decree, injunction, writ, determination, award, permit, license, authorization, requirement, ruling or decision of, agreement with, or by any Governmental Authority. "Person"

  means an individual or a corporation, partnership, limited liability company, association, trust, or any other entity or organization, including a government or political subdivision or an agency or instrumentality thereof.

          (e)   From May 31, 2005, through the date hereof (or, as applicable, the date on which the Loan is made), the business of the Borrower has been conducted in the ordinary course consistent with past practices and there has not been any event, occurrence, development or state of circumstances or facts which has had or could reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect or an adverse effect on the ability of the Borrower to perform its obligations under the Financing Documentation. "Material Adverse Effect" means any change or effect that is, or would reasonably be expected to be, materially adverse to the condition (financial or otherwise), business (including the continued operation thereof in accordance with past practice), assets or results of operations of the Borrower.

          (f)    Borrower is not (i) an "investment company" as defined in, or subject to regulation under, the Investment Company Act of 1940 or (ii) a "holding company" or "subsidiary company" of a holding company as defined in, or subject to regulation under, the Public Utility Holding Company Act of 1935.

          (g)   No information contained in this Agreement or otherwise prepared by the Borrower and delivered hereunder or any written statement prepared by the Borrower and furnished by or on behalf of the Borrower to the Lender pursuant to the terms of or in connection with this Agreement contains or will contain (other than the Merger Agreement), when taken as a whole, any untrue statement of a material fact or omits or will omit to state a material fact necessary to make the statements contained herein or therein not misleading in light of the circumstances under which they were made.

        SECTION 8.    Conditions of Lending.    The obligation of the Lender to make the Loan is subject to the following conditions precedent:

          (a)   the Lender shall have received on or before the date on which the Loan is made the following documents (together with this Agreement, the "Financing Documentation"), each dated such date, in form and substance satisfactory to the Lender: (i) the Note duly executed by the Borrower, (ii) certified copies of the resolutions of the Board of Directors of the Borrower approving this Agreement, the Note and the other documents to be delivered hereunder and all documents evidencing other necessary corporate or other action or necessary governmental or other approvals with respect to this Agreement and the Note, (iii) a certificate of the Secretary or an Assistant Secretary of the Borrower certifying names and true signatures of the officers of the Borrower duly authorized to sign this Agreement and the Note and the other documents to be delivered hereunder and (iv) an opinion of counsel to the Borrower substantially in the form of Exhibit B hereto;

          (b)   the Merger Agreement shall be in full force and effect and the Borrower shall be in compliance with all material agreements thereunder;

          (c)   no provision of any applicable law or regulation and no judgment, injunction, order or decree shall prohibit the making of the Loan or the consummation of the Merger.

          (d)   no proceeding challenging the Financing Documentation or the Merger Agreement or the transactions contemplated hereby or thereby or seeking to prohibit, alter, prevent or materially delay the making of the Loan or the consummation of the Merger shall have been instituted by any governmental authority before any court, arbitrator or governmental body, agency or official and be pending;

          (e)   the representations and warranties of the Borrower contained in the Financing Documentation shall be true and correct as of the date on which the Loan is made; and

          (f)    no Default (as defined in Section 9) or Event of Default (as defined in Section 10) shall have occurred and be continuing under the Financing Documentation.

        The acceptance by the Borrower of the proceeds of the Loan shall be deemed to constitute, as of the date thereof, a representation and warranty by the Borrower that the conditions in this Section 8 have been satisfied.

        SECTION 9.    Covenants.    So long as the Commitment hereunder shall be in effect or the Note is outstanding, unless compliance shall have been waived in writing by the Lender, the Borrower agrees that:

          (a)   The Borrower will deliver to the Lender (i) within five days after any officer of the Borrower obtains knowledge of any Default, if such Default is then continuing, a certificate of the Chief Executive Officer or the Director of Finance of the Borrower setting forth the details thereof and the action which the Borrower is taking or proposes to take with respect thereto; and (ii) as soon as available and in any event within thirty (30) calendar days after the end of each calendar month, the Borrower shall submit to the Lender a balance sheet of the Borrower as of the end of such month and a statement of income and retained earnings of the Borrower for such month, and a statement of cash flow of the Borrower for such month, all in reasonable detail and all prepared in accordance with GAAP and certified by each of the Chief Executive Officer and Director of Finance of the Borrower (except for the absence of footnotes and subject to year-end adjustments). "Default" means an event or condition with which the giving of notice or lapse of time, or both, would become an Event of Default.

          (b)   The Borrower will keep all property useful and necessary in its business in good working order and condition, ordinary wear and tear excepted. The Borrower will maintain insurance on all of its properties in at least such amounts and against at least such risks as are usually insured against in the same geographic area by companies of established repute engaged in the same or a similar business.

          (c)   The Borrower will continue to engage in business of the same general type as now conducted by the Borrower, or any business closely related or incidental thereto, and will preserve, renew and keep in full force and effect its corporate existence and its rights, privileges and franchises necessary or desirable in the normal conduct of business.

          (d)   The Borrower will comply in all material respects with all applicable laws, ordinances, rules, regulations, and requirements of Governmental Authorities.

          (e)   The Borrower will promptly give notice in writing to the Lender of all litigation, arbitral proceedings and regulatory proceedings affecting the Borrower or the property of the Borrower, except litigation or proceedings which, if adversely determined, could not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect.

          (f)    The Borrower will keep proper books of record and account in which full, true and correct entries shall be made of all dealings and transactions in relation to its business and activities and will permit representatives of the Lender to visit and inspect any of its properties and to examine and make abstracts from any of its books and records.

          (g)   The Borrower shall not incur, create, assume or permit to exist any Debt, except:

              (i)  Debt incurred pursuant to this Agreement and the other Financing Documentation;

             (ii)  Debt outstanding on the date hereof;

            (iii)  Subordinated Debt; and

            (iv)  additional Debt not to exceed $100,000 in aggregate principal amount at any time outstanding.

  "Debt" of any Person means at any date, without duplication, (i) all obligations of such Person for borrowed money, (ii) all obligations of such Person evidenced by bonds, debentures, notes or other similar instruments, (iii) all obligations of such Person to pay the deferred purchase price of property or services, except trade accounts payable arising in the ordinary course of business, (iv) all obligations of such Person as lessee that are capitalized in accordance with generally accepted accounting principles, (v) all obligations of such Person to reimburse any bank or other Person in respect of amounts paid under a letter of credit or similar instrument, (vi) all Debt of others secured by a Lien on any asset of such Person, whether or not such Debt is assumed by such Person, and (vii) all Debt or other obligations of others guaranteed by such Person.

  "Subordinated Debt" means Debt incurred by Borrower that is (i) subordinated to Borrower's indebtedness owed to Lender and (ii) reflected in a written agreement in a manner and form acceptable to Lender in Lender's sole discretion and approved by Lender in writing.

          (h)   The Borrower will not create, assume or suffer to exist any lien, mortgage, charge or encumbrance ("Liens") on any asset now owned or hereafter acquired by it, except for:

              (i)  Liens existing on the date hereof securing Debt outstanding on the date of this Agreement and identified on Schedule 9(h) hereto;

             (ii)  Permitted Liens; and

            (iii)  Liens not otherwise permitted by the foregoing clause of this Section securing Debt in an aggregate principal amount at any time outstanding not to exceed $100,000.

  "Permitted Liens" means: (a) Liens for fees, taxes, levies, imposts, duties or other governmental charges of any kind which are not yet delinquent or which are being contested in good faith by appropriate proceedings which suspend the collection thereof; (b) deposits to secure payment of worker's compensation, employment insurance, old age pensions or other social security obligations of Borrower in the ordinary course of business of Borrower; (c) statutory carriers', warehousemen's, mechanics', landlords', materialmen's, repairmen's or other similar Liens arising in the ordinary course of business which are not delinquent or remain payable without penalty or which are being contested in good faith and by appropriate proceedings; (d) non-exclusive licenses of property of the Borrower entered into in the ordinary course of business; (e) deposits to secure the performance of bids, trade contracts (other than for borrowed money), public or statutory obligations, surety, stay, appeal, indemnity, performance or other similar bonds or similar obligations arising in the ordinary course of business and not representing an obligation for borrowed money; and (f) Liens securing Subordinated Debt.

          (i)    The Borrower will not (i) consolidate or merge with or into any other Person, (ii) sell, lease or otherwise transfer, directly or indirectly, all or any material part of the assets of the Borrower to any other Person or (iii) form or acquire any subsidiaries. Notwithstanding the preceding sentence or any other provision of this Agreement, nothing in this Agreement shall prohibit Borrower from consummating the Merger or any of the transactions contemplated by the Merger Agreement.

          (j)    The Borrower will not purchase, hold or acquire (including pursuant to any merger with any Person that was not a wholly owned subsidiary before such merger) any equity interest in, evidence of indebtedness of or other security (including any option, warrant or other right to acquire any of the foregoing) of and other Person, or make or permit to exist any loan or advance to, or any investment or other interest in, any other Person, or purchase or otherwise acquire (in one transaction or a series of transactions) any assets of any other Person constituting a business unit or division, except:

              (i)  Permitted Investments;

             (ii)  investments existing on the date hereof and identified on Schedule 9(j) hereto; and

            (iii)  investments received in connection with the bankruptcy or reorganization of, or settlement of delinquent accounts and disputes with, customers and suppliers, in each case in the ordinary course of business.

  "Permitted Investments" means investments in: (a) direct obligations of, or obligations the principal of and interest on which are unconditionally guaranteed by, the United States (or by any agency thereof to the extent such obligations are backed by the full faith and credit of the United States), in each case maturing within one year from the date of acquisition thereof; (b) commercial paper maturing within 270 days from the date of acquisition thereof and having, at such date of acquisition, the highest credit rating obtainable from Standard & Poor's or from Moody's Investors Service, Inc.; (c) certificates of deposit, banker's acceptances and time deposits maturing within 180 days from the date of acquisition thereof issued or guaranteed by or placed with, and money market accounts, securities accounts (provided, that such accounts shall only contain investments otherwise permitted under clauses (a) through (e) of this definition) or deposit accounts issued or offered by, any domestic office of any commercial bank organized under the laws of the United States or any State thereof which has a combined capital and surplus and undivided profits of at least $500,000,000; (d) fully collateralized repurchase agreements with a term of not more than 30 days for securities described in clause (a) above and entered into with a financial institution satisfying the criteria described in clause (c) above; and (e) investments consisting of travel advances and other advances made to employees in the ordinary course of business.

          (k)   The Borrower will use the proceeds of the Loan solely for its general corporate purposes. No part of the proceeds of the Loan hereunder will be used, directly or indirectly, for the purpose, whether immediate, incidental or ultimate of buying or carrying any "margin stock" within the meaning of Regulation U.

          (l)    (i) The Borrower will not declare or make, or agree to pay or make, directly or indirectly, any Restricted Payment, or incur any obligation (contingent or otherwise) to do so. "Restricted Payment" means any dividend or other distribution (whether in cash, securities or other property) with respect to any equity interest in the Borrower, or any payment (whether in cash, securities or other property), including any sinking fund or similar deposit, on account of the purchase, redemption, retirement, acquisition, cancellation or termination of any equity interest in Borrower.

             (ii)  The Borrower shall not make or agree to pay or make, directly or indirectly, any payment or other distribution (whether in cash, securities or other property) of or in respect of principal of or interest on any Debt, or any payment or other distribution (whether in cash, securities or other property), including any sinking fund or similar deposit, on account of the purchase, redemption, defeasance or termination of any Debt, except:

              (A)  payment of Debt created under the Financing Documentation;

              (B)  payment of regularly scheduled interest and principal payments as and when due in respect of any Debt other than the Convertible Notes;

              (C)  payment of secured Debt that becomes due as a result of the voluntary sale or transfer of the property securing such Debt;

              (D)  prepayment of the obligations of the Borrower under the Loan and Security Agreement dated as of April 15, 2002, between the Borrower and Silicon Valley Bank, as lender, as such agreement may be amended or supplemented from time to time;

              (E)  prepayment upon or immediately prior to the closing of the Merger of the obligations of the Borrower under the Loan and Security Agreement No. 3801 between Lighthouse Capital Partners V, L.P. and the Borrower, as such agreement may be amended or supplemented from time to time; and

              (F)  payment of capital stock of Borrower to the holders of the Convertible Notes upon conversion of such securities in accordance with their terms.

          "Convertible Notes" shall mean Borrower's 7% Convertible Promissory Notes issued March 30, 2005, as amended from time to time.

          (m)  The Borrower shall not sell or transfer any property or assets to, or otherwise engage in any other transactions with, any of its Affiliates, except (i) transactions at prices and on terms and conditions no less favorable to the Borrower than could be obtained on an arm's length basis from unrelated third parties and (ii) reasonable and customary fees and compensation paid to, and indemnity provided on behalf of, officers, directors or employees of the Borrower. "Affiliate" means, with respect to any Person, (x) each Person that, directly or indirectly, owns or controls, whether beneficially, or as a trustee, guardian or other fiduciary, 10% or more of the Stock having ordinary voting power in the election of directors of such Person, and (y) each Person that controls, is controlled by or is under common control with such Person.

        SECTION 10.    Events of Default.    If any of the following events ("Events of Default") shall occur and be continuing: (a) the Borrower shall fail to make payment when due of any principal of the Loan; (b) the Borrower shall fail to make payment when due of any interest on the Loan; (c) any representation or warranty made by the Borrower in this Agreement other than the representation contained in Section 7(a) shall prove to have been incorrect in any material respect when made; (d) the Borrower shall fail to observe or perform the covenants contained in Section 9(a), (g), (h), (i), (j), (k), (l) or (m) hereof; (e) the Borrower shall fail to observe or perform any other covenants contained in Section 9 hereof, and such failure shall continue unremedied for a period of ten (10) days after notice thereof from the Lender to the Borrower; (f) (i) the Borrower shall fail to make any payment in respect of any Material Financial Obligation (other than the Note) when due or within any applicable grace period, or (ii) any event or condition shall occur which shall entitle the holder of any Material Debt of the Borrower to accelerate the maturity of such Material Debt; (g) the Borrower shall become insolvent (however such insolvency may be evidenced) or proceedings are instituted by or against the Borrower under the United States Bankruptcy Code or under any bankruptcy, reorganization or insolvency law or other law for the relief of debtors (and with respect to involuntary insolvency proceedings, such proceedings shall continue undismissed for 30 days); (h) judgments or orders for the payment of money in excess of $100,000 (which are not covered by insurance) shall be rendered against the Borrower and such judgments or orders shall remain unstayed for a period of 10 days; or (i) any person or group of persons (within the meaning of Section 11 or 12 of the Securities Exchange Act of 1934, as amended) shall have acquired beneficial ownership (within the meaning of Rule 13d-3 promulgated by the Securities and Exchange Commission under said Act) of 50% or more of the outstanding shares of common stock of the Borrower;

then, in the case of any of the Events of Default and during the continuance of such Event of Default specified above, the Lender may, by written notice to the Borrower, terminate the Commitment and declare the Loan outstanding hereunder to be forthwith due and payable, together with accrued interest, whereupon the same shall become forthwith due and payable, without demand, protest, presentment, notice of dishonor or any other notice or demand whatsoever, all of which are hereby waived by the Borrower; provided that in the case of the Event of Default specified in clause (g) above with respect to the Borrower, without any notice to the Borrower or any other act of the Lender, the Commitment shall automatically be terminated and any Loan outstanding shall become forthwith due and payable, together with accrued interest, without demand, protest, presentment, notice of dishonor or any other notice or demand whatsoever, all of which are hereby waived by the Borrower.

"Material Financial Obligations" means a principal or face amount of Debt and/or payment obligations in respect of Derivatives Obligations of the Borrower arising in one or more related or unrelated transactions, exceeding in the aggregate $100,000.

"Derivatives Obligations" of any Person means all obligations of such Person in respect of any rate swap transaction, basis swap, forward rate transaction, commodity swap, commodity option, equity or equity index swap, equity or equity index option, bond option, interest rate option, foreign exchange transaction, cap transaction, floor transaction, collar transaction, currency swap transaction, cross-currency rate swap transaction, currency option or any other similar transaction (including any option with respect to any of the foregoing transactions) or any combination of the foregoing transactions.

"Material Debt" means Debt (other than the Note) of the Borrower, arising in one or more related or unrelated transaction, in an aggregate principal or face amount exceeding $100,000.

        SECTION 11.    Successors and Assigns; Assignment.    (a)  This Agreement is binding upon the Borrower and its successors and assigns and is for the benefit of the Lender and its successors and assigns; provided, however, that the Borrower may not assign or otherwise transfer its rights or obligations under this Agreement or the Note.

        SECTION 12.    Notices.    All notices, requests and other communications to any party hereunder shall be in writing (including bank wire, telex, facsimile transmission or similar writing) and shall be given to such party at its address, facsimile number or telex number set forth on the signature pages hereof, or at any other address, facsimile number or telex number of which either party shall have notified the other party in writing. All such notices shall be effective (i) when mailed, 72 hours after having been deposited in the mails, first class air mail postage prepaid, or (ii) when given by facsimile transmission, when transmitted to the facsimile number specified in this Section and confirmation of receipt is received with receipt confirmed, or (iii) when given by other means, when delivered to the appropriate address set forth above, except that notices and communications to the Lender under Sections 1, 2 and 6 hereof shall not be effective until received by the Lender.

        SECTION 13.    Miscellaneous; Expenses; Indemnification.    The provisions of this Agreement may not be waived, modified or amended except by an instrument in writing signed by the parties hereto. No failure or delay on the part of the Lender in exercising any of its powers or rights hereunder or under any Note, nor partial or single exercise thereof, shall constitute a waiver thereof or shall preclude any other or future exercise of any other power or right. The Borrower shall pay all out-of-pocket expenses of the Lender (including, without duplication, fees and disbursements of counsel) in connection with any Event of Default and collection or other enforcement proceedings resulting therefrom. The Borrower agrees to indemnify the Lender and hold the Lender harmless from and against any and all liabilities, loss, damage, costs and expenses of any kind (including, without limitation, the actual fees and disbursements of counsel for the Lender in connection with any investigative, administrative or judicial proceeding, whether or not the Lender shall be designated a party thereto) that may be incurred by the Lender relating to or arising out of this Agreement, the Note or the use of the proceeds of the Loan and that do not primarily relate to the Merger, the Merger Agreement or the transactions contemplated by the Merger Agreement (other than the Loan).

        SECTION 14.    Governing Law; Submission to Jurisdiction; Waiver of Jury Trial.    THIS AGREEMENT AND THE NOTE SHALL BE GOVERNED BY AND CONSTRUED IN ACCORDANCE WITH THE LAW OF THE STATE OF CALIFORNIA. Any suit, action or proceeding seeking to enforce any provision of, or based on any matter arising out of or in connection with, this Agreement or the transactions contemplated hereby may be brought in any federal court located in the Northern District of the State of California or any California state court located in Santa Clara County, California, and each of the parties hereby consents to the non-exclusive jurisdiction of such courts (and of the appropriate appellate courts therefrom) in any such suit, action or proceeding and irrevocably waives, to the fullest extent permitted by law, any objection that it may now or hereafter have to the laying of the venue of any such suit, action or proceeding in any such court or that any such suit, action or proceeding brought in any such court has been brought in an inconvenient form. Process in any such suit, action or proceeding may be served on any party anywhere in the world, whether within or without the jurisdiction of any such court. EACH OF THE PARTIES HERETO HEREBY IRREVOCABLY WAIVES ANY AND ALL RIGHT TO TRIAL BY JURY IN ANY LEGAL PROCEEDING ARISING OUT OF OR RELATED TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY.

        If you are in agreement with the foregoing, please so indicate by signing the enclosed copy of this letter in the space provided below and returning the same to us.

AFFYMETRIX, INC.
By:	/s/ BARBARA A. CAULFIELD Title: Executive Vice President and General Counsel
Address: Account Information:
PARALLELE BIOSCIENCE, INC.
By:	/s/ THOMAS D. WILLIS Title: Chief Executive Officer
Address: Account Information:

EXHIBIT A

NOTE

                      Menlo Park, California
                                           , 2005

        For value received, ParAllele Bioscience, Inc., a California corporation (the "Borrower"), promises to pay to the order of Affymetrix, Inc. (the "Lender"), for its account, the unpaid principal amount of the Loan made by the Lender to the Borrower pursuant to the Loan Agreement referred to below on the maturity date provided for in the Loan Agreement. The Borrower promises to pay interest on the unpaid principal amount of the Loan on the dates and at the rate provided for in the Loan Agreement. All such payments of principal and interest shall be made in lawful money of the United States in the manner described in the Loan Agreement.

        The date and amount of the Loan made by the Lender and all repayments of the principal thereof shall be recorded by the Lender and, if the Lender so elects in connection with any transfer or enforcement hereof, appropriate notations to evidence the foregoing information with respect to the Loan then outstanding may be endorsed by the Lender on the schedule attached hereto, or on a continuation of such schedule attached to and made a part hereof; provided that the failure of the Lender to make (or any error in making) any such recordation or endorsement shall not affect the Borrower's obligations hereunder or under the Loan Agreement.

        This is the Note referred to in the Loan Agreement dated as of September 1, 2005 between the Borrower and the Lender (as the same may be amended from time to time, the "Loan Agreement"). Terms defined in the Loan Agreement are used herein with the same meanings. Reference is made to the Loan Agreement for provisions for the prepayment hereof and the acceleration of the maturity hereof.

PARALLELE BIOSCIENCE, INC.
By:
Name: Title:

LOAN AND PAYMENTS OF PRINCIPAL

Date	Amount of Loan	Amount of Principal Repaid	Notation Made By

D-A-2

EXHIBIT B

OPINION OF COUNSEL FOR THE BORROWER

                     , 2005

To Affymetrix, Inc., as Lender
3380 Central Expressway
Santa Clara, California 95051

  Re:
  Loan Agreement, dated as of September 1, 2005, by and
  between ParAllele Bioscience, Inc. and Affymetrix, Inc.

Ladies and Gentlemen:

        We have acted as special counsel to ParAllele Bioscience, Inc. a California corporation ("Borrower"), in connection with the execution and delivery of the Loan Agreement, dated as of September 1, 2005 (the "Loan Agreement"), by and between ParAllele Bioscience, Inc. and Affymetrix, Inc. (the "Lender"). This opinion is rendered to you pursuant to Section 8(a)(iv) of the Loan Agreement. All capitalized terms used but not defined herein shall have the respective meanings assigned to such terms in the Loan Agreement.

        In rendering the opinions expressed below, we have examined executed originals or copies of the following documents:

  (a)
  the Loan Agreement;

  (b)
  the Note;

  (c)
  the Articles of Incorporation and Bylaws of Borrower, as amended to date (collectively, the "Charter Documents");

  (d)
  records of proceedings of the Board of Directors of Borrower during or by which resolutions were adopted relating to matters covered by this opinion;

  (e)
  (i) a certificate of the Secretary of State of the State of California, dated as of August 23, 2005, with respect to the standing of Borrower as a corporation incorporated under the laws of the State of California; and (ii) a tax status certificate, dated as of August 23, 2005 from the Franchise Tax Board of the State of California;

  (f)
  the certificates of the Secretary and certain officers of Borrower as to certain factual matters; and

  (g)
  each of the documents listed on Annex A hereto (the "Reviewed Agreements").

        In addition, we have examined and relied upon such corporate records of Borrower as we have deemed necessary or appropriate for purposes of the opinions expressed below. We have also relied upon and obtained from public officials and officers of Borrower such other certificates and assurances as we consider necessary for the rendering of this opinion. The Loan Agreement and the Note are sometimes referred to herein as the "Transaction Documents."

        With your permission and without any verification by us, we have assumed the following for purposes of rendering the opinions set forth herein:

  (i)
  The genuineness of all signatures, the legal capacity of all natural persons to execute and deliver documents, the authenticity and completeness of documents submitted to us as originals and the completeness and conformity with authentic original documents of all documents submitted to us as copies, and that all documents, books and records made available to us by Borrower are accurate and complete.

  (ii)
  That there are no agreements or understandings between or among Borrower, the Lender or third parties which would expand, modify or otherwise affect the terms of the Transaction

    Documents or the respective rights or obligations of the parties thereunder and that the Transaction Documents correctly and completely set forth the intent of all parties thereto.

  (iii)
  That the Transaction Documents have been duly authorized, executed and delivered by the Lender to the extent the Lender is contemplated to be a party thereto and that the Lender has full power, authority and legal right to enter into and perform the terms and conditions of the Transaction Documents to be performed by the Lender and that each Transaction Document to which the Lender is a party constitutes a legal, valid and binding obligation of the Lender enforceable against it in accordance with its terms.

  (iv)
  With respect to certain matters of fact, that the representations and warranties of Borrower set forth in the Transaction Documents to which it is a party, the certificates of certain officers of Borrower delivered to you in connection with the transactions contemplated by the Loan Agreement and the certificates of certain officers of Borrower referred to in paragraph (f) above are true and correct.

        As used in this opinion, the expression "to our knowledge," "known to us" or similar language with reference to matters of fact refers to the current actual knowledge of the attorneys of this firm who have worked on matters for Borrower in connection with the Loan Agreement and the transactions contemplated thereby. Except to the extent expressly set forth herein or as we otherwise believe to be necessary to our opinion, we have not undertaken any independent investigation to determine the existence or absence of any fact, and no inference as to our knowledge of the existence or absence of any fact should be drawn from our representation of Borrower or the rendering of the opinions set forth below. Specifically, in rendering the opinion set forth in paragraph 6 below, we have not made any independent investigation of court records to determine whether any actions have been filed.

        On the basis of the foregoing and in reliance thereon, and based upon examination of such questions of law as we have deemed appropriate, and subject to the assumptions, exceptions, qualifications, and limitations set forth herein, we advise you that in our opinion:

  1.
  Borrower is a corporation duly incorporated and validly existing, under and by virtue of, the laws of the State of California and is in good standing under such laws. Borrower has requisite corporate power to own and operate its properties and assets, and to carry on its business as presently conducted.

  2.
  Borrower has all requisite legal and corporate power to execute and deliver the Transaction Documents and to carry out and perform its obligations under the terms of the Transaction Documents.

  3.
  All corporate action on the part of Borrower and its directors and shareholders necessary for the authorization, execution and delivery of the Transaction Documents by Borrower, and the performance by Borrower of its obligations under the Transaction Documents has been taken.

  4.
  Each of the Transaction Documents has been duly and validly executed and delivered by Borrower and constitutes a valid and binding obligation of Borrower, enforceable against Borrower in accordance with its terms.

  5.
  The execution and delivery by Borrower of the Transaction Documents and the undertaking of the covenants set forth in Transaction Documents and the borrowing of the Loan in accordance with the Loan Agreement and repayment of the Loan by Borrower do not (a) violate any provision of the Charter Documents; (b) to our knowledge, violate any applicable United States federal or California state law, rule or regulation known to us to be customarily applicable to transactions of this nature; (c) to our knowledge, violate or contravene any order, writ, judgment, decree, determination or award of any United States

D-B-2

    federal or California state governmental authority applicable to Borrower; or (d) violate or constitute a breach or default under any Reviewed Agreement, or, to our knowledge, result in or require the creation or imposition of any lien on any of its properties or revenues pursuant to any provision of any United States federal or California state law, rule or regulation or any such Reviewed Agreement, except the liens created in favor of Lender.

  6.
  Except as disclosed in Section 4.12 of the Company Disclosure Schedule (as such term is defined in the Merger Agreement), to our knowledge, there are no actions, suits or proceedings pending or threatened in writing against Borrower or its properties before any court or governmental agency nor, to our knowledge, has Borrower received any written threat thereof which (a) seek to challenge the enforceability of any of the Transaction Documents, or (b) we believe are reasonably likely to have a material adverse effect on the ability of Borrower to perform its obligations under the Transaction Documents.

        The opinions set forth above are subject to the following exceptions, qualifications, limitations, comments and additional assumptions:

  A.
  We are members of the bar of the State of California and we express no opinion as to any matter relating to laws of any jurisdiction other than the federal laws of the United States of America and the laws of the State of California, as such are in effect on the date hereof, and we have made no inquiry into, and we express no opinion as to, the statutes, regulations, treaties, common laws or other laws of any other nation, state or jurisdiction or whether the laws of any particular jurisdiction govern any aspect of the Transaction Documents.

  B.
  We express no opinion as to (i) the effect of any bankruptcy, insolvency, reorganization, arrangement, fraudulent conveyance, moratorium or other similar laws relating to or affecting the rights of creditors generally, or (ii) the effect of general principles of equity, including without limitation, concepts of materiality, reasonableness, good faith and fair dealing, the effect of judicial discretion, and the possible unavailability of specific performance, injunctive relief or other equitable relief, whether considered in a proceeding in equity or at law.

  C.
  We express no opinion as to the legality, validity, binding nature or enforceability of any provision of the Transaction Documents that (i) purports to waive broadly or vaguely stated rights, unknown future defenses, rights to damages, rights to jury trials, any statute of limitations for a period in excess of four years beyond the statutory period, or the benefits of other statutory, regulatory or constitutional rights that cannot be waived or, if they can be waived, cannot be waived prospectively by a debtor; (ii) prescribes or varies legal standards in a manner contrary to applicable statutes or rules of law, or (iii) gives lenders rights or remedies not in compliance with, or permits the exercise of such rights or remedies in a manner not in compliance with, applicable statutes and rules of law.

  D.
  We express no opinion as to the legality, validity, binding nature or enforceability of any provisions in the Transaction Documents (i) providing for the payment or reimbursement of costs or expenses or indemnifying a party, to the extent such provisions may be held unenforceable as excessive or contrary to public policy, (ii) imposing penalties or forfeitures, late payment charges or any increase in interest rate, upon delinquency in payment or the occurrence of a default to the extent they constitute a penalty or forfeiture or are otherwise contrary to public policy, (iii) providing that rights or remedies are not exclusive, that every right or remedy is cumulative and may be exercised in addition to any other right or remedy, or that the election of some particular remedy does not preclude recourse to one or more other remedies, (iv) providing for a choice of venue, or (v) providing for rights of set-off.

  E.
  We call your attention to the limitations imposed by Section 1717 of the California Civil Code as to the legality, validity, binding nature or enforceability of any provision of the Transaction

D-B-3

    Documents regarding any party's ability to collect attorney's fees and costs incurred to enforce rights under the Transaction Documents in that Section 1717 of the California Civil Code provides that if such a provision exists in the Transaction Documents, then the party who is determined to be the party prevailing in any such enforcement action shall be entitled to its reasonable attorney's fees in addition to other costs.

  F.
  We express no opinion as to any provision of the Transaction Documents requiring written amendments or waivers of such documents insofar as it suggests that oral or other modifications, amendments or waivers would not be effective.

  G.
  We express no opinion as to the applicability or effect of compliance or non-compliance by any Lender (or its agent) with any state, federal or other laws applicable to such Lender (or its agent) or to the transactions contemplated by the Transaction Documents because of the nature of its business, including its legal or regulatory status.

  H.
  Our opinions set forth in paragraph 1, as to valid existence and good standing are based solely on the certificates referenced in paragraph (e) above.

  I.
  We express no opinion as to the enforceability or legal effect of any provision of any Transaction Document purporting to reinstate, as against any obligor or guarantor, obligations or liabilities of such obligor which have been avoided or which have arisen from transactions which have been rescinded or the payment of which has been required to be returned by any court of competent jurisdiction.

  J.
  Our opinions in clauses (b) and (c) of paragraph 5 above are intended to express our opinion that the execution and delivery by Borrower of the Transaction Documents, the undertaking of the covenants set forth in Transaction Documents and the borrowing of the Loan in accordance with the Loan Agreement and repayment of the Loan by Borrower will not result in a violation of any law, rule, regulation of the State of California or United States federal law or any order, writ, judgment, decree, determination or award of any United States federal or California state governmental authority that a lawyer practicing in the State of California exercising customary professional diligence would reasonably recognize to be applicable to Borrower and the transactions contemplated by the Transaction Documents. We express no opinion regarding compliance or non-compliance (or the effect thereof) with any federal or state securities laws.

  K.
  This opinion speaks only at and as of its date and is based solely on the facts and circumstances known to us at and as of such date. We express no opinion as to the effect on any lender's (or its agent's) rights under the Transaction Documents of any statute, rule, regulation or other law which is enacted or becomes effective after, or of any court decision which changes the law relevant to such rights which is rendered after, the date of this opinion or the conduct of the parties following the closing of the contemplated transaction. In addition, in rendering this opinion, we assume no obligation to revise or supplement this opinion should the present laws of the jurisdictions mentioned herein be changed by legislative action, judicial decision or otherwise.

D-B-4

        This opinion is made with the knowledge and understanding that you (but no other person) may rely thereon in entering into the Loan Agreement and is solely for your benefit, and this opinion may not be disclosed to or relied upon by any person other than you.

Very truly yours,

WILSON SONSINI GOODRICH & ROSATI Professional Corporation

D-B-5

ANNEX A

Reviewed Agreements

I.    Loan Documentation—Lighthouse Capital Partners

Loan and Security Agreement No. 3801 between Lighthouse Capital Partners V, L.P. and ParAllele Bioscience, Inc.	Dated March 26, 2004
Negative Pledge Agreement between Lighthouse Capital Partners V, L.P. and ParAllele Bioscience, Inc.	Dated March 26, 2004
Loan Agreement Supplement No. 1 between ParAllele Bioscience, Inc. and Lighthouse Capital Partners V, L.P.	Dated May 12, 2004
Loan Agreement Supplement No. 2 between ParAllele Bioscience, Inc. and Lighthouse Capital Partners V, L.P.	Dated September 8, 2004
Loan Agreement Supplement No. 3 between ParAllele Bioscience, Inc. and Lighthouse Capital Partners V, L.P.	Dated October 27, 2004
Loan Agreement Supplement No. 4 between ParAllele Bioscience, Inc. and Lighthouse Capital Partners V, L.P.	Dated February 1, 2005
Amendment No. 01 to the Loan and Security Agreement No. 3801 between Lighthouse Capital Partners V, L.P. and ParAllele Bioscience, Inc.	Dated March 14, 2005
Loan Agreement Supplement No. 5 between ParAllele Bioscience, Inc. and Lighthouse Capital Partners V, L.P.	Dated March 18, 2005

II.    Loan Documentation—Silicon Valley Bank

Loan and Security Agreement between Silicon Valley Bank and ParAllele Bioscience, Inc.	Dated April 15, 2002
Negative Pledge Agreement between ParAllele Bioscience, Inc. and Silicon Valley Bank	Dated April 15, 2002
Securities Account Control Agreement between ParAllele Bioscience, Inc. and Silicon Valley Bank	Dated April 15, 2002
Loan Modification Agreement between ParAllele Bioscience, Inc. and Silicon Valley Bank	Dated February 3, 2003
Second Loan Modification Agreement between ParAllele Bioscience, Inc. and Silicon Valley Bank	Dated March 26, 2004
Third Loan Modification Agreement between ParAllele Bioscience, Inc. and Silicon Valley Bank	Dated March, 2005
Fourth Loan Modification Agreement between ParAllele Bioscience, Inc. and Silicon Valley Bank	Dated August 30, 2005

III.    Other Agreements

Convertible Note Purchase Agreement among ParAllele Bioscience, Inc. and the Investors as set forth therein	Dated March 30, 2005
Lease by and between Ice Machines Incorporated and ParAllele Bioscience, Inc.	Dated January 4, 2005

 ANNEX E

AMENDMENT NO. 1
TO
AGREEMENT AND PLAN OF MERGER AND REORGANIZATION

        THIS AMENDMENT NO. 1 (this "Amendment") dated as of September 1, 2005, to the Agreement and Plan of Merger and Reorganization (the "Agreement") among ParAllele BioScience, Inc., a California corporation, Affymetrix, Inc., a Delaware corporation, Pinecone Acquisition, Inc., a Delaware Corporation and Jonathan MacQuitty, as Shareholders' Representative.

        WHEREAS, the parties to the Agreement desire to amend the Agreement as set forth in this Amendment; and

        ACCORDINGLY, in consideration of the foregoing and the respective representations, warranties, covenants and agreements set forth in this Amendment and the Agreement, as applicable, and for other good and valuable consideration (the receipt and sufficiency are hereby acknowledged and intending to be legally bound hereby), the parties hereto hereby agree as follows:

        1.     Section 9.02(k) of the Agreement is hereby amended and restated in its entirety as follows:

  "(k)    None of the Company's 7% Convertible Promissory Notes issued March 30, 2005, and April 1, 2005 (as amended from time to time, the "Notes"), shall have been converted, other than conversions immediately prior to the completion of the Merger as a result of the Merger pursuant to that certain Amendment, dated as of August 31, 2005 (the "Note Amendment"), to Convertible Promissory Notes dated March 31, 2005 and April 1, 2005, and that certain Amended and Restated Investor Rights Agreement dated September 10, 2003."

        2.     A new Section 10.02(k) is added to the Agreement as follows:

  "(k)    The parties agree that, notwithstanding any other provision of this Agreement, none of the Parent Indemnified Parties may receive indemnification pursuant to this Article 10 in respect of Damages arising out of the Company's issuance of the Notes or the subsequent amendment and conversion of the Notes immediately prior to the completion of the Merger as a result of the Merger pursuant to the terms and conditions of the Note Amendment."

        3.     This Amendment shall constitute an amendment of the Agreement pursuant to Section 12.02 thereof. Except as expressly set forth in this Amendment, the Agreement is and shall continue to be in full force and effect and, as so amended hereby, is hereby ratified and confirmed in all respects.

        4.     This Amendment shall be governed by and construed in accordance with the laws of the State of California, without regard to the conflicts of law rules of such state.

        5.     This Amendment may be signed in any number of counterparts, each of which shall be an original, with the same effect as if the signatures thereto and hereto were upon the same instrument.

[Signature Page Follows]

        IN WITNESS WHEREOF, the parties hereto have caused this Amendment to be duly executed as of the day and year first above written.

PARALLELE BIOSCIENCE, INC.
By:	/s/ THOMAS D. WILLIS
	Name:	Thomas D. Willis
	Title:	CEO
AFFYMETRIX, INC.
By:	/s/ BARBARA A. CAULFIELD
	Name:	Barbara A. Caulfield
	Title:	Executive V.P. & General Counsel
PINECONE ACQUISITION, INC.
By:	/s/ BARBARA A. CAULFIELD
	Name:	Barbara A. Caulfield
	Title:	Secretary
JONATHAN MACQUITTY
By:	/s/ JONATHAN MACQUITTY

[SIGNATURE PAGE TO MERGER AGREEMENT]

ANNEX F

AMENDMENT NO. 2
TO
AGREEMENT AND PLAN OF MERGER AND REORGANIZATION

        THIS AMENDMENT NO. 2 (this "Amendment") dated as of October 5, 2005, to the Agreement and Plan of Merger and Reorganization (the "Agreement") among ParAllele BioScience, Inc., a California corporation, Affymetrix, Inc., a Delaware corporation, Pinecone Acquisition, Inc., a California corporation and Jonathan MacQuitty, as Shareholders' Representative.

        WHEREAS, the parties to the Agreement desire to amend the Agreement as set forth in this Amendment; and

        ACCORDINGLY, in consideration of the foregoing and the respective representations, warranties, covenants and agreements set forth in this Amendment and the Agreement, as applicable, and for other good and valuable consideration (the receipt and sufficiency are hereby acknowledged and intending to be legally bound hereby), the parties hereto hereby agree as follows:

        1.     Section 11.01(b)(iii) of the Agreement is hereby amended and restated in its entirety as follows:

    "(iii)    the Closing has not occurred by 5:00 P.M., California time, on December 15, 2005 (the "End Date"), or such later date as the Company and Parent may agree in writing, provided, however, that the right to terminate this Agreement under this Section 11.01(b)(iii) shall not be available to any party whose breach of any provision of this Agreement results in the failure of the Merger to be consummated by such time; or"

        2.     This Amendment shall constitute an amendment of the Agreement pursuant to Section 12.02 thereof. Except as expressly set forth in this Amendment, the Agreement is and shall continue to be in full force and effect and, as so amended hereby, is hereby ratified and confirmed in all respects.

        3.     This Amendment shall be governed by and construed in accordance with the laws of the State of California, without regard to the conflicts of law rules of such state.

        4.     This Amendment may be signed in any number of counterparts, each of which shall be an original, with the same effect as if the signatures thereto and hereto were upon the same instrument.

[Signature Page Follows]

F-1

        IN WITNESS WHEREOF, the parties hereto have caused this Amendment to be duly executed as of the day and year first above written.

PARALLELE BIOSCIENCE, INC.
By:	/s/ THOMAS D. WILLIS Name: Thomas D. Willis Title: CEO
AFFYMETRIX, INC.
By:	/s/ BARBARA A. CAULFIELD Name: Barbara A. Caulfield Title: Executive V.P. & General Counsel
PINECONE ACQUISITION, INC.
By:	/s/ BARBARA A. CAULFIELD Name: Barbara A. Caulfield Title: Secretary
JONATHAN MACQUITTY
By:	/s/ JONATHAN MACQUITTY

[SIGNATURE PAGE TO AMENDMENT NO. 2 TO MERGER AGREEMENT]

F-2

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 20. Indemnification of Directors and Officers.

        Exculpation.    Section 102(b)(7) of the Delaware General Corporation Law permits a corporation to include in its certificate of incorporation a provision eliminating or limiting the personal liability of a director to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, provided that such provision may not eliminate or limit the liability of a director for any breach of the director's duty of loyalty to the corporation or its stockholders, for acts or omissions that are not in good faith or that involve intentional misconduct or a knowing violation of law, for the payment of unlawful dividends, or for any transaction from which the director derived an improper personal benefit. The Affymetrix certificate of incorporation limits the personal liability of a director to Affymetrix and its stockholders for monetary damages for a breach of fiduciary duty as a director to the fullest extent permitted by law, except for liability (i) for any breach of the director's duty of loyalty to Affymetrix or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under Section 174 of the Delaware General Corporation Law, which provides for liability of directors upon the unlawful payment of dividends and unlawful purchases or redemptions in respect of a corporation's stock or (iv) for any transaction from which the director derived an improper personal benefit.

        Indemnification.    Section 145 of the Delaware General Corporation Law permits a corporation to indemnify any of its directors, officers, employees or agents who was or is a party, or is threatened to be made a party to any third party proceeding by reason of the fact that such person is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation or firm, against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding, if such person acted in good faith and in a manner such person reasonably believed to be in and not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reason to believe that such person's conduct was unlawful. In a derivative action, i.e., one by or in the right of a corporation, the corporation is permitted to indemnify any of its directors, officers, employees or agents against expenses (including attorneys' fees) actually and reasonably incurred by the person in connection with the defense or settlement of an action or suit if the person acted in good faith and in a manner that he or she reasonably believed to be in or not opposed to the best interests of the corporation, except that no indemnification shall be made if such person shall have been adjudged liable to the corporation, unless and only to the extent that the court in which the action or suit was brought shall determine upon application that such person is fairly and reasonably entitled to indemnity for such expenses despite the adjudication of liability. The Affymetrix bylaws provide for indemnification of directors, officers, employees or agents for any liability incurred in their official capacity to the fullest extent permissible under Delaware Law, except that such persons are only entitled to indemnification for proceedings that they initiate if the proceeding in question was authorized by Affymetrix' board of directors or is a proceeding to enforce such person's rights to indemnification.

        Insurance.    The directors and officers of Affymetrix are insured under policies of directors' and officers' liability insurance issued by National Union Fire Insurance Company of Pittsburgh, Pennsylvania, Hudson Insurance Company, Old Republic Insurance Company and Navigators Insurance Company.

        Merger Agreement Provisions Relating to ParAllele Directors and Officers.    The merger agreement provides that, for six years after the effective time of the merger, Affymetrix will fulfill and honor the ParAllele's obligations pursuant to its indemnification agreements with its directors and officers and any applicable provisions of ParAllele's articles of incorporation or bylaws to indemnify and hold harmless each person who was a director or officer of ParAllele at or prior to the date of the merger agreement from their acts or omissions in those capacities occurring at or prior to the effective time. The merger agreement also provides that, for six years after the effective time of the merger, the articles of incorporation and bylaws of merger subsidiary will contain provisions with respect to indemnification, exculpation and advancement of expenses that are at least as favorable to such directors and officers as those contained in ParAllele's articles of incorporation or bylaws, and that Affymetrix will not modify or repeal such provisions in a manner adverse to such directors and officers except as required by law.

        ParAllele has entered into indemnification agreements with certain of its officers and directors. Generally, the indemnification agreements provide that ParAllele will indemnify such persons against expenses, judgments, fines and amounts paid in settlements in connection with an action or proceeding in which such person is or is threatened to be made a party by reason of the fact that such person is or was a director, officer, employee or agent of ParAllele, or by reason of any action or inaction of such person while an officer or director or by reason of the fact that such person was acting at the request of ParAllele as an director, officer, employee or agent. ParAllele will indemnify such persons if they have acted in good faith and in a manner that such person believed to be in the best interests of ParAllele. For period of six years after the effective time of the merger, Affymetrix will fulfill and honor ParAllele's obligations pursuant to such indemnification agreements.

        ParAllele's articles of incorporation authorize it to indemnify its directors, officers, employees and other agents to the fullest extent permissible under California law. ParAllele's bylaws require it to indemnify its directors, officers, employees and other agents against expenses, judgments, fines, settlements and other amounts actually and reasonably incurred in connection with any proceeding arising by reason of the fact that such person is or was an agent of ParAllele.

        The merger agreement also provides that, prior to the effective time of the merger, ParAllele may purchase a six-year prepaid "tail" extension of its directors' and officers' liability insurance on terms and conditions that are no more favorable to the beneficiaries of such policy than the terms and conditions of ParAllele's existing directors' and officers' liability insurance. The merger agreement further provides that, in the event that ParAllele purchases such an extension, Affymetrix and merger subsidiary will maintain it in effect and will honor their obligations under such extension for six years after the effective time of the merger.

Item 21. Exhibits and Financial Statement Schedules.

  (a)
  List of Exhibits

Number Exhibit	Description
2.1	Agreement and Plan of Merger dated as of May 31, 2005 among ParAllele BioScience, Inc., Affymetrix, Inc., Pinecone Acquisition, Inc. and Jonathan MacQuitty (included as Annex A to the Proxy Statement/Prospectus contained in this Registration Statement).
2.2	Form of Voting and Lockup Agreement dated as of May 31, 2005 between Affymetrix and each of Abingworth Management, Ronald Davis, Bill Ericson, Malek Faham, Maneesh Jain, George Karlin-Neuman, Elizabeth Krodel, Jonathan MacQuitty, André Marion, MDV Partners, Nicholas Naclerio, Camille Samuels, Robert Smith, Aaron Solomon, Versant Ventures, Gregory Went and Thomas Willis (included as Annex B to the Proxy Statement/Prospectus contained in this Registration Statement).
2.3	Amendment No. 1, dated as of September 1, 2005, to Agreement and Plan of Merger dated as of May 31, 2005 among ParAllele BioScience, Inc., Affymetrix, Inc., Pinecone Acquisition, Inc. and Jonathan MacQuitty (included as Annex E to the Proxy Statement/Prospectus contained in this Registration Statement).

2.4	Amendment No. 2, dated as of October 5, 2005, to Agreement and Plan of Merger dated as of May 31, 2005 among ParAllele BioScience, Inc., Affymetrix Inc., Pinecone Acquisition, Inc. and Jonathan MacQuitty (included as Annex F to the Proxy Statement/Prospectus contained in this Registration Statement.)
3.1	Restated Certificate of Incorporation of Affymetrix (incorporated by reference to Affymetrix' Form 8-K as filed on June 13, 2000 (File No. 000-28218)).
3.2	Bylaws of Affymetrix (incorporated by reference to Appendix C of Registrant's Definitive Proxy Statement on Schedule 14A as filed on April 29, 1998 (File No. 000-28218)).
3.3	Amendment No. 1 to the Bylaws of Affymetrix dated as of April 25, 2001 (incorporated by reference to Affymetrix' Form 10-Q as filed on May 15, 2001 (File No. 000-28218)).
3.4	Summary of Rights to Purchase Shares of Affymetrix Preferred Stock pursuant to the Rights Agreement dated as of October 15, 1998 (incorporated by reference to Affymetrix' Form 8-K as filed on October 16, 1998 (File No. 000-28218)).
4.1	Rights Agreement, dated October 15, 1998, between Affymetrix, Inc. and American Stock Transfer & Trust Company, as Rights Agent (incorporated by reference to Affymetrix' Form 8-A as filed on October 16, 1998 (File No. 000-28218)).
4.2	Amendment No. 1 to Rights Agreement, dated as of February 7, 2000, between Affymetrix, Inc. and American Stock Transfer & Trust Company, as Rights Agent (incorporated by reference to Affymetrix' Form 8-A/A as filed on March 29, 2000 (File No. 000-28218)).
4.3	Indenture dated as of December 15, 2003, between Affymetrix, Inc. and The Bank of New York, as Trustee (incorporated by reference to Affymetrix' Form S-3 as filed on January 29, 2004 (File No. 333-112311)).
4.4	Affymetrix, Inc. 0.75% Senior Convertible Notes due 2033 Registration Rights Agreement dated December 15, 2003 (incorporated by reference to Affymetrix' Form S-3 as filed on January 29, 2004 (File No. 333-112311)).
5	Opinion of Davis Polk & Wardwell regarding the validity of the securities being registered.
8.1	Opinion of Davis Polk & Wardwell regarding certain federal income tax consequences relating to the merger (previously filed with Affymetrix' Registration Statement on Form S-4/A as filed on September 1, 2005).
8.2	Opinion of Wilson Sonsini Goodrich & Rosati, Professional Corporation, regarding certain federal income tax consequences relating to the merger (previously filed with Affymetrix' Registration Statement on Form S-4/A as filed on September 1, 2005).
10.1	1993 Stock Plan, as amended (incorporated by reference to Affymetrix' Registration Statement on Form S-1 (File No. 333-3648), as amended)
10.2	1996 Nonemployee Directors Stock Option Plan (incorporated by reference to Affymetrix' Registration Statement on Form S-1 (File No. 333-3648), as amended)
10.3	Form of Director and Officer Indemnification Agreement (incorporated by reference to Affymetrix' Registration Statement on Form S-1 (File No. 333-3648), as amended)
10.4	Lease between Sobrato Interests and Affymetrix, Inc. dated June 12, 1996 (3380 Central Expressway, Santa Clara, CA) (incorporated by reference to Affymetrix' Quarterly Report on Form 10-Q as filed on August 14, 1996 (File No. 000-28218))
10.5	Lease between Sobrato Interests and Affymetrix, Inc. dated May 31, 1996 (3450 Central Expressway, Santa Clara, CA) (incorporated by reference to Affymetrix' Quarterly Report on Form 10-Q as filed on August 14, 1996 (File No. 000-28218))

10.6	1998 Stock Incentive Plan (incorporated by reference to Affymetrix' Report on Form 10-K as filed on March 31, 1999 (File No. 000-28218))
10.7	Form of Officer and Director Indemnification Agreement (incorporated by reference to Affymetrix' Report on Form 10-K as filed on March 31, 1999 (File No. 000-28218))
10.8	Lease Agreement by and between the Company and Aetna Life Insurance Company dated as of July 30, 1999 (incorporated by reference to Affymetrix' Form 10-Q as filed on August 16, 1999 (File No. 000-28218) )
10.9	Amendment No. 1 to the 1996 Nonemployee Directors Stock Option Plan of Affymetrix, Inc. (incorporated by reference to Affymetrix' Registration Statement on Form S-3 as filed on July 12, 1999 (File No. 333-82685), as amended)
10.10	Amended and Restated 1996 Non-Employee Directors Stock Plan (incorporated by reference to Affymetrix' Form 10-Q as filed on May 15, 2001 (File No. 000-28218))
10.11	Common Terms Agreement between F. Hoffmann-La Roche Ltd. and Affymetrix, Inc. dated January 29, 2003 (incorporated by reference to Affymetrix' Form 10-Q as filed on May 15, 2003 (File No. 000-0-28218))
10.12	License Agreement between F. Hoffmann-La Roche Ltd. and Affymetrix, Inc. dated January 29, 2003 (incorporated by reference to Affymetrix' Form 10-Q as filed on May 15, 2003 (File No. 000-0-28218))
10.13	Affymetrix Instrument and Chip Supply Agreement between F. Hoffmann-La Roche Ltd. and Affymetrix, Inc. dated January 29, 2003 (incorporated by reference to Affymetrix' Form 10-Q as filed on May 15, 2003 (File No. 000-0-28218))
10.14	Research & Development Collaboration Agreement between F. Hoffmann-La Roche Ltd. and Affymetrix, Inc. dated January 29, 2003 (incorporated by reference to Affymetrix' Form 10-Q as filed on May 15, 2003 (File No. 000-0-28218))
10.15	Diagnostic Product and Instrument Agency Agreement between F. Hoffmann-La Roche Ltd. and Affymetrix, Inc. dated January 29, 2003 (incorporated by reference to Affymetrix' Form 10-Q as filed on May 15, 2003 (File No. 000-0-28218))
10.16	Affymetrix Instrument Agency Agreement between F. Hoffmann-La Roche Ltd. and Affymetrix, Inc. dated January 29, 2003 (incorporated by reference to Affymetrix' Form 10-Q as filed on May 15, 2003 (File No. 000-0-28218))
10.17	Lease between Sobrato Interests and Affymetrix dated July 3, 2002 (3420 Central Expressway, Santa Clara, CA) (incorporated by reference to Affymetrix' Form 10-K as filed on March 15, 2004 (File No. 000-28218))
10.18	First Amendment to Lease between Sobrato Interests and Affymetrix dated September 30, 2003 (3420 Central Expressway, Santa Clara, CA) (incorporated by reference to Affymetrix' Form 10-K as filed on March 15, 2004 (File No. 000-28218))
10.19	Loan Agreement in principal amount of $1.2 million executed by Barbara A. Caulfield dated January 7, 2004 pursuant to an extension of credit made to Ms. Caulfield by the Company on July 16, 2001 (incorporated by reference to Affymetrix' Form 10-K as filed on March 15, 2004 (File No. 000-28218))
10.20	Affymetrix, Inc. Amended and Restated 2000 Equity Incentive Plan (incorporated by reference to Affymetrix' Form 10-Q as filed on August 9, 2004 (File No. 000-28218))
10.21	Form of Non-Qualified Stock Option Agreement under the Affymetrix, Inc. Amended and Restated 1996 Non-Employee Directors Stock Plan (incorporated by reference to Affymetrix' Form 10-Q as filed on November 9, 2004 (File No. 000-0-28218))

10.22	Form of Stock Option Agreement under the Affymetrix, Inc. Amended and Restated 2000 Equity Incentive Plan (incorporated by reference to Affymetrix' Form 10-Q as filed on November 9, 2004 (File No. 000-0-28218))
10.23	Affymetrix, Inc. Deferred Compensation Plan (incorporated by reference to Affymetrix' Form 8-K as filed on December 14, 2004 (File No. 000-28218))
10.24	Fifth Amendment to Lease between Sobrato Interests and Affymetrix, Inc. dated July 3, 2002 (3380 Central Expressway, Santa Clara, CA) (incorporated by reference to Affymetrix' Annual Report on 10-K for the fiscal year ended December 31, 2004)
10.25	First Amendment to Lease between Sobrato Interests and Affymetrix, Inc. dated July 3, 2002 (3450 Central Expressway, Santa Clara, CA) (incorporated by reference to Affymetrix' Annual Report on 10-K for the fiscal year ended December 31, 2004)
21	List of Subsidiaries of Affymetrix (incorporated by reference to Affymetrix' Annual Report on 10-K for the fiscal year ended December 31, 2004).
23.1	Consent of Independent Registered Public Accounting Firm.
23.2	Consent of PricewaterhouseCoopers LLP.
23.3	Consent of Davis Polk & Wardwell (included in the opinion filed as Exhibit 5 to this Registration Statement) (previously filed).
23.4	Consent of Davis Polk & Wardwell (included in the opinion filed as Exhibit 8.1 to this Registration Statement).
23.5	Consent of Wilson Sonsini Goodrich & Rosati, Professional Corporation (included in the opinion filed as Exhibit 8.2 to this Registration Statement).
24	Power of Attorney (included on signature page)(previously filed).
99.1	Form of ParAllele BioScience, Inc. Proxy Card.

Item 22. Undertakings.

        (a)   The undersigned Registrant hereby undertakes:

          (1)   That prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this registration statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.

          (2)   That every prospectus (i) that is filed pursuant to paragraph (1) immediately preceding, or (ii) that purports to meet the requirements of Section 10(a)(3) of the Securities Act of 1933 and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to the registration statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

          (3)   That, for purposes of determining any liability under the Securities Act of 1933, each filing of the Registrant's annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

          (4)   To respond to requests for information that is incorporated by reference into the Prospectus pursuant to Item 4, 10(b), 11 or 13 of this form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

          (5)   To supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

        (b)   Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

SIGNATURES

        Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this Amendment to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Santa Clara, State of California, on October 5, 2005.

AFFYMETRIX, INC. (Registrant)
By:	/s/ BARBARA A. CAULFIELD
	Name:	Barbara A. Caulfield
	Title:	Executive Vice President and General Counsel

        Pursuant to the requirements of the Securities Act of 1933, as amended, this Amendment to the Registration Statement has been signed below by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

* (Stephen P.A. Fodor, Ph.D.)	Founder, Chairman of the Board and Chief Executive Officer (Principal Executive Officer)	October 5, 2005
/s/ GREGORY T. SCHIFFMAN (Gregory T. Schiffman)	Executive Vice President and Chief Financial Officer (Principal Financial Officer)	October 5, 2005
* (John D. Diekman, Ph.D.)	Director	October 5, 2005
* (Paul Berg, Ph.D.)	Director	October 5, 2005
* (Susan D. Desmond-Hellmann, M.D.)	Director	October 5, 2005
* (Vernon R. Loucks, Jr.)	Director	October 5, 2005
* (Susan E. Siegel)	Director	October 5, 2005

* (David B. Singer)	Director	October 5, 2005
* (John A. Young)	Director	October 5, 2005
*By:	/s/ GREGORY T. SCHIFFMAN Attorney-in-Fact

EXHIBIT INDEX

Exhibit Number	Description
2.1	Agreement and Plan of Merger dated as of May 31, 2005 among ParAllele BioScience, Inc., Affymetrix, Inc., Pinecone Acquisition, Inc. and Jonathan MacQuitty (included as Annex A to the Proxy Statement/Prospectus contained in this Registration Statement).
2.2	Form of Voting and Lockup Agreement dated as of May 31, 2005 between Affymetrix and each of Abingworth Management, Ronald Davis, Bill Ericson, Malek Faham, Maneesh Jain, George Karlin-Neuman, Elizabeth Krodel, Jonathan MacQuitty, André Marion, MDV Partners, Nicholas Naclerio, Camille Samuels, Robert Smith, Aaron Solomon, Versant Ventures, Gregory Went and Thomas Willis (included as Annex B to the Proxy Statement/Prospectus contained in this Registration Statement).
2.3	Amendment No. 1, dated as of September 1, 2005, to Agreement and Plan of Merger dated as of May 31, 2005 among ParAllele BioScience, Inc., Affymetrix, Inc., Pinecone Acquisition, Inc. and Jonathan MacQuitty (included as Annex E to the Proxy Statement/Prospectus contained in this Registration Statement).
2.4	Amendment No. 2, dated as of October 5, 2005, to Agreement and Plan of Merger dated as of May 31, 2005 among ParAllele BioScience, Inc., Affymetrix Inc., Pinecone Acquisition, Inc. and Jonathan MacQuitty (included as Annex F to the Proxy Statement/Prospectus contained in this Registration Statement.)
3.1	Restated Certificate of Incorporation of Affymetrix (incorporated by reference to Affymetrix' Form 8-K as filed on June 13, 2000 (File No. 000-28218)).
3.2	Bylaws of Affymetrix (incorporated by reference to Appendix C of Registrant's Definitive Proxy Statement on Schedule 14A as filed on April 29, 1998 (File No. 000-28218)).
3.3	Amendment No. 1 to the Bylaws of Affymetrix dated as of April 25, 2001 (incorporated by reference to Affymetrix' Form 10-Q as filed on May 15, 2001 (File No. 000-28218)).
3.4	Summary of Rights to Purchase Shares of Affymetrix Preferred Stock pursuant to the Rights Agreement dated as of October 15, 1998 (incorporated by reference to Affymetrix' Form 8-K as filed on October 16, 1998 (File No. 000-28218)).
4.1	Rights Agreement, dated October 15, 1998, between Affymetrix, Inc. and American Stock Transfer & Trust Company, as Rights Agent (incorporated by reference to Affymetrix' Form 8-A as filed on October 16, 1998 (File No. 000-28218)).
4.2	Amendment No. 1 to Rights Agreement, dated as of February 7, 2000, between Affymetrix, Inc. and American Stock Transfer & Trust Company, as Rights Agent (incorporated by reference to Affymetrix' Form 8-A/A as filed on March 29, 2000 (File No. 000-28218)).
4.3	Indenture dated as of December 15, 2003, between Affymetrix, Inc. and The Bank of New York, as Trustee (incorporated by reference to Affymetrix' Form S-3 as filed on January 29, 2004 (File No. 333-112311)).
4.4	Affymetrix, Inc. 0.75% Senior Convertible Notes due 2033 Registration Rights Agreement dated December 15, 2003 (incorporated by reference to Affymetrix' Form S-3 as filed on January 29, 2004 (File No. 333-112311)).
5	Opinion of Davis Polk & Wardwell regarding the validity of the securities being registered.
8.1	Opinion of Davis Polk & Wardwell regarding certain federal income tax consequences relating to the merger (previously filed with Affymetrix' Registration Statement on Form S-4/A as filed on September 1, 2005).

8.2	Opinion of Wilson Sonsini Goodrich & Rosati, Professional Corporation, regarding certain federal income tax consequences relating to the merger (previously filed with Affymetrix' Registration Statement on Form S-4/A as filed on September 1, 2005).
10.1	1993 Stock Plan, as amended (incorporated by reference to Affymetrix' Registration Statement on Form S-1 (File No. 333-3648), as amended)
10.2	1996 Nonemployee Directors Stock Option Plan (incorporated by reference to Affymetrix' Registration Statement on Form S-1 (File No. 333-3648), as amended)
10.3	Form of Director and Officer Indemnification Agreement (incorporated by reference to Affymetrix' Registration Statement on Form S-1 (File No. 333-3648), as amended)
10.4	Lease between Sobrato Interests and Affymetrix, Inc. dated June 12, 1996 (3380 Central Expressway, Santa Clara, CA) (incorporated by reference to Affymetrix' Quarterly Report on Form 10-Q as filed on August 14, 1996 (File No. 000-28218))
10.5	Lease between Sobrato Interests and Affymetrix, Inc. dated May 31, 1996 (3450 Central Expressway, Santa Clara, CA) (incorporated by reference to Affymetrix' Quarterly Report on Form 10-Q as filed on August 14, 1996 (File No. 000-28218))
10.6	1998 Stock Incentive Plan (incorporated by reference to Affymetrix' Report on Form 10-K as filed on March 31, 1999 (File No. 000-28218))
10.7	Form of Officer and Director Indemnification Agreement (incorporated by reference to Affymetrix' Report on Form 10-K as filed on March 31, 1999 (File No. 000-28218))
10.8	Lease Agreement by and between the Company and Aetna Life Insurance Company dated as of July 30, 1999 (incorporated by reference to Affymetrix' Form 10-Q as filed on August 16, 1999 (File No. 000-28218) )
10.9	Amendment No. 1 to the 1996 Nonemployee Directors Stock Option Plan of Affymetrix, Inc. (incorporated by reference to Affymetrix' Registration Statement on Form S-3 as filed on July 12, 1999 (File No. 333-82685), as amended)
10.10	Amended and Restated 1996 Non-Employee Directors Stock Plan (incorporated by reference to Affymetrix' Form 10-Q as filed on May 15, 2001 (File No. 000-28218))
10.11	Common Terms Agreement between F. Hoffmann-La Roche Ltd. and Affymetrix, Inc. dated January 29, 2003 (incorporated by reference to Affymetrix' Form 10-Q as filed on May 15, 2003 (File No. 000-0-28218))
10.12	License Agreement between F. Hoffmann-La Roche Ltd. and Affymetrix, Inc. dated January 29, 2003 (incorporated by reference to Affymetrix' Form 10-Q as filed on May 15, 2003 (File No. 000-0-28218))
10.13	Affymetrix Instrument and Chip Supply Agreement between F. Hoffmann-La Roche Ltd. and Affymetrix, Inc. dated January 29, 2003 (incorporated by reference to Affymetrix' Form 10-Q as filed on May 15, 2003 (File No. 000-0-28218))
10.14	Research & Development Collaboration Agreement between F. Hoffmann-La Roche Ltd. and Affymetrix, Inc. dated January 29, 2003 (incorporated by reference to Affymetrix' Form 10-Q as filed on May 15, 2003 (File No. 000-0-28218))
10.15	Diagnostic Product and Instrument Agency Agreement between F. Hoffmann-La Roche Ltd. and Affymetrix, Inc. dated January 29, 2003 (incorporated by reference to Affymetrix' Form 10-Q as filed on May 15, 2003 (File No. 000-0-28218))
10.16	Affymetrix Instrument Agency Agreement between F. Hoffmann-La Roche Ltd. and Affymetrix, Inc. dated January 29, 2003 (incorporated by reference to Affymetrix' Form 10-Q as filed on May 15, 2003 (File No. 000-0-28218))

10.17	Lease between Sobrato Interests and Affymetrix dated July 3, 2002 (3420 Central Expressway, Santa Clara, CA) (incorporated by reference to Affymetrix' Form 10-K as filed on March 15, 2004 (File No. 000-28218))
10.18	First Amendment to Lease between Sobrato Interests and Affymetrix dated September 30, 2003 (3420 Central Expressway, Santa Clara, CA) (incorporated by reference to Affymetrix' Form 10-K as filed on March 15, 2004 (File No. 000-28218))
10.19	Loan Agreement in principal amount of $1.2 million executed by Barbara A. Caulfield dated January 7, 2004 pursuant to an extension of credit made to Ms. Caulfield by the Company on July 16, 2001 (incorporated by reference to Affymetrix' Form 10-K as filed on March 15, 2004 (File No. 000-28218))
10.20	Affymetrix, Inc. Amended and Restated 2000 Equity Incentive Plan (incorporated by reference to Affymetrix' Form 10-Q as filed on August 9, 2004 (File No. 000-28218))
10.21	Form of Non-Qualified Stock Option Agreement under the Affymetrix, Inc. Amended and Restated 1996 Non-Employee Directors Stock Plan (incorporated by reference to Affymetrix' Form 10-Q as filed on November 9, 2004 (File No. 000-0-28218))
10.22	Form of Stock Option Agreement under the Affymetrix, Inc. Amended and Restated 2000 Equity Incentive Plan (incorporated by reference to Affymetrix' Form 10-Q as filed on November 9, 2004 (File No. 000-0-28218))
10.23	Affymetrix, Inc. Deferred Compensation Plan (incorporated by reference to Affymetrix' Form 8-K as filed on December 14, 2004 (File No. 000-28218))
10.24	Fifth Amendment to Lease between Sobrato Interests and Affymetrix, Inc. dated July 3, 2002 (3380 Central Expressway, Santa Clara, CA) (incorporated by reference to Affymetrix' Annual Report on 10-K for the fiscal year ended December 31, 2004)
10.25	First Amendment to Lease between Sobrato Interests and Affymetrix, Inc. dated July 3, 2002 (3450 Central Expressway, Santa Clara, CA) (incorporated by reference to Affymetrix' Annual Report on 10-K for the fiscal year ended December 31, 2004)
21	List of Subsidiaries of Affymetrix (incorporated by reference to Affymetrix' Annual Report on 10-K for the fiscal year ended December 31, 2004).
23.1	Consent of Independent Registered Public Accounting Firm.
23.2	Consent of PricewaterhouseCoopers LLP.
23.3	Consent of Davis Polk & Wardwell (included in the opinion filed as Exhibit 5 to this Registration Statement) (previously filed).
23.4	Consent of Davis Polk & Wardwell (included in the opinion filed as Exhibit 8.1 to this Registration Statement).
23.5	Consent of Wilson Sonsini Goodrich & Rosati, Professional Corporation (included in the opinion filed as Exhibit 8.2 to this Registration Statement).
24	Power of Attorney (included on signature page) (previously filed).
99.1	Form of ParAllele BioScience, Inc. Proxy Card.

QuickLinks

TABLE OF CONTENTS
QUESTIONS AND ANSWERS ABOUT THE MERGER
WHO CAN HELP ANSWER YOUR QUESTIONS
SUMMARY
RISK FACTORS
FORWARD-LOOKING STATEMENTS MAY PROVE INACCURATE
THE PARALLELE SPECIAL MEETING OF SHAREHOLDERS
THE MERGER AND RELATED TRANSACTIONS
UNAUDITED PRO FORMA COMBINED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
AFFYMETRIX, INC. AND PARALLELE BIOSCIENCE, INC. UNAUDITED PRO FORMA COMBINED CONDENSED CONSOLIDATED BALANCE SHEET (IN THOUSANDS)
AFFYMETRIX, INC. AND PARALLELE BIOSCIENCE, INC. UNAUDITED PRO FORMA COMBINED CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
AFFYMETRIX, INC. AND PARALLELE BIOSCIENCE, INC. UNAUDITED PRO FORMA COMBINED CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
NOTES TO THE UNAUDITED PRO FORMA COMBINED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
AFFYMETRIX' BUSINESS
RECENT DEVELOPMENTS
MANAGEMENT'S DISCUSSION AND ANALYSIS OF AFFYMETRIX' FINANCIAL CONDITION AND RESULTS OF OPERATIONS
AFFYMETRIX' MANAGEMENT
STOCK PERFORMANCE GRAPH OF AFFYMETRIX
STOCK OWNERSHIP OF PRINCIPAL STOCKHOLDERS AND MANAGEMENT OF AFFYMETRIX
CERTAIN TRANSACTIONS
PARALLELE'S BUSINESS
MANAGEMENT'S DISCUSSION AND ANALYSIS OF PARALLELE'S FINANCIAL CONDITION AND RESULTS OF OPERATIONS
DESCRIPTION OF AFFYMETRIX CAPITAL STOCK
COMPARISON OF SHAREHOLDER RIGHTS
LEGAL MATTERS
EXPERTS
WHERE YOU CAN FIND MORE INFORMATION
AFFYMETRIX, INC. INDEX TO CONSOLIDATED FINANCIAL STATEMENTS
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON CONSOLIDATED FINANCIAL STATEMENTS
AFFYMETRIX, INC. CONSOLIDATED BALANCE SHEETS (In thousands, except per share amounts)
AFFYMETRIX, INC. CONSOLIDATED STATEMENTS OF OPERATIONS (In thousands, except per share amounts)
AFFYMETRIX, INC. CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY (In thousands, except share amounts)
AFFYMETRIX, INC. CONSOLIDATED STATEMENTS OF CASH FLOWS (In thousands)
AFFYMETRIX, INC. NOTES TO CONSOLIDATED FINANCIAL STATEMENTS DECEMBER 31, 2004
AFFYMETRIX, INC. SCHEDULE II—VALUATION AND QUALIFYING ACCOUNTS (in thousands)
AFFYMETRIX, INC. CONDENSED CONSOLIDATED BALANCE SHEETS (IN THOUSANDS) (UNAUDITED)
AFFYMETRIX, INC. CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS) (UNAUDITED)
AFFYMETRIX, INC. CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS (IN THOUSANDS) (UNAUDITED)
AFFYMETRIX, INC. NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS JUNE 30, 2005 (UNAUDITED)
PARALLELE BIOSCIENCE, INC. INDEX TO FINANCIAL STATEMENTS
Report of Independent Auditors
ParAllele BioScience, Inc. Balance Sheets (In thousands, except share data)
ParAllele BioScience, Inc. Statements of Operations (In thousands, except per share data)
ParAllele BioScience, Inc. Statement of Shareholders' Deficit (In thousands)
ParAllele BioScience, Inc. Statements of Cash Flows (In thousands)
ParAllele BioScience, Inc. Notes to Financial Statements
  ANNEX A
AGREEMENT AND PLAN OF MERGER AND REORGANIZATION
  ANNEX B
FORM OF VOTING AND LOCKUP AGREEMENT
ARTICLE 1 GRANT OF PROXY; VOTING AGREEMENT
ARTICLE 2 REPRESENTATIONS AND WARRANTIES OF SHAREHOLDER
ARTICLE 3 REPRESENTATIONS AND WARRANTIES OF PARENT
ARTICLE 4 COVENANTS OF SHAREHOLDER
ARTICLE 5 MISCELLANEOUS
  ANNEX C
CALIFORNIA CORPORATIONS CODE CHAPTER 13. DISSENTERS' RIGHTS
  Annex D
NOTE
LOAN AND PAYMENTS OF PRINCIPAL
OPINION OF COUNSEL FOR THE BORROWER
ANNEX A Reviewed Agreements
  ANNEX E
AMENDMENT NO. 1 TO AGREEMENT AND PLAN OF MERGER AND REORGANIZATION
  ANNEX F
AMENDMENT NO. 2 TO AGREEMENT AND PLAN OF MERGER AND REORGANIZATION
PART II INFORMATION NOT REQUIRED IN PROSPECTUS
  Item 20. Indemnification of Directors and Officers.
  Item 21. Exhibits and Financial Statement Schedules.
  Item 22. Undertakings.
SIGNATURES
EXHIBIT INDEX